UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Annual Report 2023 Bringing people and resources together to build a better world

Contents 02–05 4 Financial review 19 6.13 Environment 61 4.1 Group overview 19 6.14 Community 64 Overview 4.2 Key performance indicators 19 6.15 Indigenous peoples 65 4.3 Financial results 20 6.16 Tailings storage facilities 67 4.4 Debt and sources of liquidity 22 6.17 Independent limited 70 Our performance highlights 02 5 Our assets 24 assurance report Chair’s review 04 5.1 Minerals Australia 24 7 Samarco 71 Chief Executive Officer’s review 05 5.2 Copper South Australia 27 8 How we manage risk 72 5.3 Minerals Americas 28 8.1 Risk factors 73 5.4 Commercial 30 9 Performance by commodity 82 06–96 6 Sustainability 31 9.1 Copper 82 6.1 Safety 31 9.2 Iron Ore 83 Operating and 6.2 Our sustainability approach 32 9.3 Coal 83 6.3 Sustainability governance 33 9.4 Other assets 84 Financial Review 6.4 Material sustainability topics 33 9.5 Impact of changes to 84 6.5 2030 goals 35 commodity prices 1 Our business 06 6.6 People 36 10 Non-IFRS 85 1.1 Where we operate 06 6.7 Sexual harassment 39 financial information 1.2 Our portfolio 08 6.8 Health 40 10.1 Definition and calculation of 94 1.3 How we create and deliver value 10 6.9 Ethics and business conduct 41 non-IFRS financial information 2 Why BHP 12 6.10 Digital security and data privacy 43 10.2 Definition and calculation of 95 3 Positioning for growth 16 6.11 Value chain sustainability 43 principal factors Chief Financial Officer’s review 18 6.12 Climate change 44 11 Other information 96 Our 02 performance How 10 we create and 16 Positioning    31 Sustainability    deliver value for growth and social value 97–131 Corporate Governance Statement 98 Directors’ Report 112 Governance Remuneration Report 115 132–200 Consolidated Financial Statements 133 Notes to the Financial Statements 139 Financial Statements 201–248 Financial information summary 202 People – Performance data 234 Information on mining operations 203 Legal proceedings 235 Additional Financial information by commodity 217 Shareholder information 238 Information Production 219 Glossary 244 Mineral Resources and Ore Reserves 221 Major projects 234 Company details Forward-looking statements    Cover image: Western Australia Iron Ore refer to OFR 11.1 refer to OFR 11.2

We’ve positioned our business to support the megatrends shaping our world. Copper for renewable energy. Nickel for electric vehicles. Iron ore and higher-quality metallurgical coal for steel for new infrastructure. And we are moving into potash to support more sustainable farming. A resource mix for today – and critical to the future. BHP Annual Report 2023 01

Our performance highlights[1]

Financial

Underlying earnings per share

265.0 USc

FY2022: **470.6** USc

Shareholder cash dividends per share

170 USc

FY2022: **325** USc

Profit from operations

US$22.9 bn

FY2022: US$**34.1** bn

Attributable profit

US$12.9 bn

FY2022: US$**30.9** bn

Tax and royalty payments

US$13.8 bn

FY2022: US$**17.3** bn

Payments to suppliers

US$22.1 bn

FY2022: US$**23.3** bn[2]

Operational

Record production at WAIO

Thanks to a strong supply chain performance, including improved rail performance and increased car dumper utilisation.



OZ Minerals acquisition

Creating a Copper South Australia province by combining Olympic Dam with OZ Minerals assets. Expected copper production of between 310 kt and 340 kt in FY2024.



Jansen first production brought forward to late CY2026

Feasibility study for Stage 2 expected in FY2024.



1 Presented on a Total operations basis.
2 FY2022 has been restated to conform to the FY2023 basis of preparation that includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.

02 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information



Strong performance in copper

Group copper production increased 9% to 1716.5 kt following strong performances at Escondida, Spence and Olympic Dam.

Nickel production up 4%

Longer term, we believe nickel will be a core beneficiary of the electrification megatrend and that nickel sulphides will be particularly attractive.




BHP
BHP

Social value

Decarbonisation

Operational greenhouse gas (GHG) emissions

↓11% on FY2022

On track to meet our FY2030 target[3]

Healthy environment

Natural Capital Accounting (NCA)

Pilot case study

a mining industry first on NCA at our closed Beenup site

Indigenous partnerships

Indigenous procurement

US$332.6m

↑122% on FY2022

Safe, inclusive and future-ready workforce

Female employee workforce representation[4]

35.2%

FY2022: 32.3%

Thriving, empowered communities

Total economic contribution[5]

US$54.2bn

FY2022: US$82.5 bn[2,6]

Responsible supply chains

Standards and certifications

BHP Responsible Minerals Program[7] commenced

3 For more information on our decarbonisation targets and goals refer to OFR 6.12.
4 Female workforce participation is employees only, as at 30 June 2023.
5 This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the Economic Contribution Report 2023.
6 This includes the US$19.6 billion in specie dividend in connection with the merger of BHP Petroleum with Woodside.
7 For more information on the BHP Responsible Minerals Program refer to bhp.com/responsiblemineralspolicy.

BHP | Annual Report 2023 | 03

Chair's review

Dear Shareholders,

I am pleased to provide BHP's Annual Report for FY2023.

In FY2023, we achieved strong performance and made progress towards our social value and sustainability commitments, targets and goals. However, these achievements were overshadowed by the tragic deaths of our colleagues Jody Byrne at our Western Australia Iron Ore (WAIO) operations and Nathan Scholz at Olympic Dam during the second half of the year. Our investigation into Jody Byrne's death at WAIO has been completed and the findings shared with industry peers. Our investigation into Nathan Scholz's death at Olympic Dam is ongoing. We are determined to learn from these events and prevent them from happening again.

Our priorities

During FY2023, our key priority areas were safety, culture and capability, capital discipline, portfolio and social value. I met with many of our shareholders and visited sites in Australia, Singapore, Chile and Brazil where I had the opportunity to engage with our workforce, suppliers, customers, local communities and Indigenous partners. These discussions reinforced the work we have been doing across these priority areas. I am confident our ongoing delivery against these key areas will position BHP to continue to grow long-term value for our shareholders and create social value with our partners and stakeholders.

Safety and culture

The safety of our people is our highest priority. I am deeply saddened by the deaths of Jody Byrne and Nathan Scholz, and I offer my condolences to their family, friends and colleagues.

Our commitment to the goal of zero fatalities and serious injuries at BHP remains unwavering and, following these tragic events, we have enhanced the organisation's focus on the execution of our safety systems and processes in the field and strengthened our control environment. We continue to drive the safety culture needed to eliminate fatalities and serious injuries at BHP.

Our commitment to safety includes addressing sexual harassment, racism and bullying in our workplaces. We are determined to eliminate these harmful behaviours at BHP. There is more to do and we are committed to providing a safe, inclusive and diverse workplace culture where our people can perform at their best.

We know that inclusive and diverse teams are safer and more productive. We are on track to achieve our aspirational goal for a gender-balanced workforce by the end of FY2025 and have doubled the representation of women since CY2016 when we set our gender-balance goal.

Portfolio

Our objective is to position BHP's portfolio of commodities to create value for today and the future. We have reshaped our portfolio to align with the global megatrends of decarbonisation, electrification, urbanisation and a rising population. Mining is essential for decarbonisation and the energy transition. The world needs copper for renewable energy, nickel for electric vehicles, and iron ore and higher-quality metallurgical coal for steel to build new infrastructure. And we're moving into potash, which will be vital to food security and more sustainable farming to support a growing population.

BHP has a world-class portfolio of assets that stands to benefit from the increased demand generated from the global megatrends unfolding around us, and we have made changes to our portfolio this year to further align to these megatrends.

> **"During FY2023, our key priority areas were safety, culture and capability, capital discipline, portfolio and social value.**
>
> **I am confident our ongoing delivery against these key areas will position BHP to continue to grow long-term value for our shareholders and create social value with our partners and stakeholders."**



We acquired OZ Minerals in May 2023, adding complementary copper and nickel assets in Australia to Olympic Dam and Nickel West. We are consolidating our metallurgical coal portfolio to focus on higher-quality coals preferred by our steelmaking customers and the Jansen Potash Project in Canada is progressing, with first production now expected in late CY2026.

Delivering value

Our Capital Allocation Framework is used to assess the most effective and efficient way to deploy capital and is embedded in our decision making at BHP. In FY2023, through our Capital Allocation Framework, we were able to deliver substantial shareholder returns and create financial and social value for our partners and stakeholders.

The Board determined dividends totaling US$8.6 billion to shareholders for the year, taking the total amount in cash dividends for the past three years to over US$40 billion.

In addition to the value delivered to our shareholders, we created significant financial value in the communities where we operate through payments to suppliers, wages to our employees, community contributions and taxes and royalties paid to governments. In FY2023, our total economic contribution was US$54.2 billion, including US$2.6 billion to local suppliers who support our operations by providing goods and services.

We also delivered tangible social value outcomes in each of the six pillars of our social value framework. Our social value pillars are focused on: decarbonisation, the environment, Indigenous partnerships, workforce, communities and supply chains. Key highlights in FY2023 included:

- We are working with our steel manufacturing customers to develop solutions to help them reduce their greenhouse gas emission intensity, and have collaborative partnerships with seven major steelmakers, which together represent a total of approximately 19 per cent of reported global steel production according to recent World Steel Association data. Through these partnerships, we are supporting the industry to develop technologies and pathways that have the potential to reduce the GHG emission intensity of steelmaking.
- We released our updated Reconciliation Action Plan (RAP) in Australia, which was recognised with 'Elevate' status from Reconciliation Australia, which is provided to organisations with a proven track record in respectful engagement with Aboriginal and Torres Strait Islander peoples. The RAP was developed in partnership with many Aboriginal and Torres Strait Islander businesses, communities and peak bodies across Australia.
- We are making progress against our social value metrics for Indigenous workforce participation. BHP is the largest Indigenous employer in the Australian resources sector and we have increased Indigenous employment in our operations in Chile and at our Jansen Potash Project in Canada.

Board evaluation and governance review

Our structured and continuous Board succession and renewal process allows the Board to continue to be fit for purpose and have a balance of experience and fresh perspectives.

As part of the renewal process, John Mogford and Malcolm Broomhead retired from the Board in October 2022 and November 2022, respectively. I would like to thank John and Malcolm for their outstanding contribution to the Board and commitment to value creation for BHP shareholders.

In FY2023, an external evaluation of the Board was carried out to assess the performance and effectiveness of the Board and its Committees. Separately, we reviewed the Board and Committee responsibilities and refreshed the Board and Committee governance documents to streamline our governance approach, including on key matters such as climate, technology and people.

Conclusion

BHP will face challenges and uncertainty in FY2024. Cost inflation is expected to remain in the short to medium term and the changing geopolitical landscape is impacting global markets. I believe BHP is well positioned to successfully navigate these challenges and continue to create value for shareholders and broader communities, customers, suppliers and partners.

We have built a global business that can make the most of the many opportunities before us. It's an exciting time to be at BHP.

Thank you for your ongoing support.

Ken MacKenzie
Chair

04 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Chief Executive Officer's review

Dear Shareholders,

BHP performed solidly in FY2023. Our commitment to operational excellence saw us achieve another year of strong production results and cost performance. We continued to create and advance further growth options across our portfolio. This consistent execution of our strategy gives me great confidence in our ability to continue to generate long-term value for our shareholders, partners, customers and stakeholders.

However, in reviewing our performance each year we always look first to safety. Tragically, this year saw two BHP colleagues, Jody Byrne and Nathan Scholz, lose their lives in the workplace. These events underscore the absolute importance of safety and we are resolute in our commitment to eliminate fatalities and serious injuries at BHP.

Our operational performance was strong in FY2023, with record annual production achieved at Western Australia Iron Ore (WAIO), where we remain the lowest-cost major producer, and at Spence and Olympic Dam. At Escondida, we navigated operational challenges to deliver solid production, and our Queensland coal operations achieved strong underlying performance, offsetting the impact of significant wet weather.

We saw lower revenue in FY2023 due to weaker prices in key commodities. On the cost side, we managed the impact of inflation better than our competitors through disciplined cost control. We remain focused on productivity to stay competitive, which will remain important in FY2024 as we operate amid continued global economic volatility.

We delivered earnings of more than US$13 billion and announced dividends totalling 170 US cents per share for the year. That's US$8.6 billion flowing back to our investors, including the many millions of Australians who hold BHP shares directly or via their superannuation funds. Our total economic contribution paid to governments, suppliers, contractors, communities and employees for the year was US$54.2 billion, including US$13.8 billion paid in taxes and royalties.

Positioned for growth

Population growth, rising global living standards and decarbonisation of the global energy system all mean the demand for many metals and minerals we produce is anticipated to grow. With our purpose of bringing people and resources together to build a better world, no company is better positioned to responsibly supply these resources than BHP.

We believe increasing productivity of our existing assets remains the greatest single value lever for BHP. This requires an ongoing focus on cost efficiency and throughput maximisation, ensuring we make the most of what we have – maximising the value our assets can create.

Our substantial resource base continues to provide organic development opportunities. We have the world's largest copper mineral resources[1] and the world's second-largest nickel sulphide resources.[2] The Jansen Stage 1 Potash Project in Canada, which is creating a new growth front for the company in potash, remains ahead of plan, and studies for Stage 2 are progressing. FY2023 also saw us continue to progress our strategy to increase our copper and nickel prospects globally. These interests include Kabanga Nickel in Tanzania, Oak Dam in Australia, and Ocelot in the United States. It also encompassed projects in Serbia and Peru, the Filo del Sol project in Argentina and Chile and, of course, the acquisition of OZ Minerals. Bringing together the copper assets from OZ Minerals with Olympic Dam will create a Tier 1 copper province in South Australia. The acquisition of OZ Minerals also brings potential for further copper and nickel growth in both the near and long term.

Social value in action

The world needs the growing demand for metals and minerals to be met responsibly and more sustainably. We continue to make good progress against the goals within our social value framework announced in FY2022. As of today, we have among the lowest absolute operational GHG emissions of the major diversified mining companies.[3] In FY2023, our operational GHG emissions reduced by 11 per cent from adjusted FY2022 levels, and we remain on track to achieve our FY2030 target to reduce operational GHG emissions by at least 30 per cent from FY2020 levels.

BHP's relationship with the Indigenous peoples on whose traditional lands we operate is vitally important. In FY2023 we launched our updated Indigenous Peoples Policy Statement, which outlines our global approach to engaging and partnering with Indigenous peoples based on deep respect for the cultures, rights and perspectives of Indigenous peoples. BHP spent around US$333 million with Indigenous suppliers globally in FY2023, more than double last year's figure.

> "At BHP, we are already providing the materials and jobs critical to the future and we see clear opportunities to use our strengths to continue to grow value for shareholders."



As well as increasing the value of our procurement, we are focused on building our relationships with Indigenous suppliers to create higher-value, long-term contracting partnerships that support economic empowerment and drive innovation and growth for Indigenous enterprises.

Differentiated culture

Our strong performance in FY2023 is thanks to the more than 80,000 great people working at BHP. We continue to build an inclusive, performance-orientated culture. We are empowering our people through the BHP Operating System, our way of working that seeks to make improvement part of what we do every day.

I am proud to say female employee representation grew to more than 35 per cent in FY2023, and representation of Indigenous peoples grew to 8.6 per cent of our operational employees in Australia, 9.7 per cent in Chile and 7.7 per cent in our Jansen Potash Project in Canada.

We have made progress, but there is still work to do. Our priority is to ensure our workplaces are safe and inclusive for everyone who works for, or with, BHP. We continue to focus on eliminating incidents of sexual harassment, racism and bullying through ongoing leader communication, company-wide workforce training that sets clear expectations about appropriate conduct, and ongoing work to support impacted people and review policies and processes to eliminate this unacceptable behaviour.

Innovating for the future

Data and technology, including automation and artificial intelligence, are further unlocking growth opportunities and enhancing our operating performance, enabling us to be safer, more efficient and more sustainable. We're using autonomous trucks at some of our sites across Western Australia and Queensland and extending this to Spence and Escondida. At Jimblebar and Newman, truck automation has resulted in a 90 per cent reduction in heavy vehicle safety risks.

Through BHP Ventures and the Xplor program, we have increased our investment in innovation, building partnerships with companies to help us discover innovative ways to unlock more of the critical minerals needed for the energy transition.

Mining is an industry for today and tomorrow. At BHP, we are already providing materials and jobs critical to the future and we see clear opportunities to use our strengths to continue to grow value for shareholders. I am incredibly optimistic about the future of our company.

Thank you for your continued support.

Mike Henry
Chief Executive Officer

1 Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2023.

2 Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: BHP Annual Report 2023.

3 For more information refer to BHP's Operational decarbonisation investor briefing presentation on 21 June 2023, available at bhp.com/operationaldecarbonisation-jun23.

BHP | Annual Report 2023 | 05

1 Our business

1.1 Where we operate

Facts at a glance FY2023

	Total economic contribution[1] (US$)	Payments to suppliers[2] (US$)	No. of employees and contractors[3,4]
Global total	54.2 bn	22.1 bn	83,211
Australia	40.4 bn	12.8 bn	50,093
Chile	8.8 bn	6.5 bn	24,738
Canada	0.9 bn	0.8 bn	2,626
Rest of the world[8]	4.1 bn	2.0 bn	5,754


London
Tokyo
Shanghai
Gurgaon
Manila
Kuala Lumpur
Singapore
BHP Mitsubishi Alliance
Production[10]
58.0 Mt
Revenue
US$7.7 bn
Underlying EBITDA
US$3.2 bn
Australia
US$ 12.1 bn
Taxes and royalties paid
Iron ore
Coal
Brisbane
Nickel
Perth
Copper
Coal
Adelaide
Melbourne
Western Australia Iron Ore
Production
252.5 Mt
Revenue
US$24.7 bn
Underlying EBITDA
US$16.7 bn
Nickel West
Production
80.0 kt
Revenue
US$2.0 bn
Underlying EBITDA
US$164 m
Copper South Australia[5]
Production
232.4 kt
Revenue
US$2.8 bn
Underlying EBITDA
US$703 m
NSW Energy Coal[7]
Production
14.2 Mt
Revenue
US$3.3 bn
Underlying EBITDA
US$1.8 bn
Key
BHP principal office locations
Non-operated joint venture

1 This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the Economic Contribution Report 2023.

2 For more information refer to the Economic Contribution Report 2023

3 Based on a 'point-in-time' snapshot of employees as at 30 June 2023, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include employees that transitioned from OZ Minerals on 2 May 2023 (1,457 employees as at 30 June 2023 and around 4,000 contractors on average during FY2023). These employees will be included in the overall BHP employee reporting from FY2024.

06 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

FY2023 production

Copper 1,716.5 kt

Iron ore 257.0 Mt

Coal 72.2 Mt[10]

Nickel 80.0 kt

In development

Potash[9] US$5.7 bn


Jansen Potash
Potash
Saskatoon
Toronto
Washington, DC
Resolution Copper
Copper
Tucson
Pampa Norte[6]
Production
288.8 kt
Revenue
US$2.5 bn
Underlying EBITDA
US$754 m
Escondida
Production
1055.3 kt
Revenue
US$8.8 bn
Underlying EBITDA
US$4.9 bn
Quito
Lima
Antamina
Copper
Copper
Copper
Carajás
Copper
Iron ore
Samarco
Belo Horizonte
Iquique
Santiago

Global total

US$ 13.8bn

Taxes and royalties paid

Canada

US$ 27m

Taxes and royalties paid

Chile

US$ 1.5bn

Taxes and royalties paid

Rest of the world

US$ 142m

Taxes and royalties paid

4 In FY2023 some of our employees did not identify as male or female (<0.1% of total employees), we have excluded these employees from the data presented in the gender composition tables to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting (including 'Tell Us About You' survey data) in future reporting periods and continuing to protect their privacy.

5 Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd.

6 Includes Spence and Cerro Colorado.

7 Includes Newcastle Coal Infrastructure Group (NCIG), which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group's share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

8 Rest of the world includes consolidation adjustments related to intra-group transactions.

9 In August 2021, BHP approved US$5.7 billion in capital expenditure for Jansen Stage 1. First potash production is expected in late CY2026.

10 BHP Mitsubishi Alliance (BMA) is included and shown on a 100 per cent basis.

BHP | Annual Report 2023 | 07

08 BHP Annual Report 2023 Copper Nickel 1 Our business continued 1 Largest copper mineral resources on a contained metal basis, equity share. Peers include: Anglo American, Antofagasta, Codelco, First Quantum Minerals, Freeport, Glencore, Rio Tinto, Southern Copper and Teck. Source peers: Wood Mackenzie Ltd, Q2 2023. Source BHP data: BHP Annual Report 2023. 2 Based on published unit costs of major iron ore producers as reported at 30 June 2023. There may be differences in the manner that third parties calculate or report unit costs data compared to BHP, which means third-party data may not be comparable with our data. 3 Benchmarking is based on CY2022 data from Skarn Associates and reported BHP data for CY2022 (as Skarn Associates’ data is prepared on a calendar year basis). For more information refer to the ‘Additional Climate Change Data’ tab in the BHP ESG Standards and Databook 2023 available at bhp.com/climate 4 Second largest nickel sulphide resources on a contained metal basis, equity share. Source peers: MinEx Consulting Global Ni Database, July 2022. Source BHP data: BHP Annual Report 2023. We have continued to focus our portfolio on iron ore and higher-quality metallurgical coal preferred by our steelmaking customers, copper which is used in electrification, nickel which is used in electric cars and potash to make food production and land use more efficient and more sustainable. Among our by-products, we are a major producer of uranium and, following the acquisition of OZ Minerals in May 2023, we expect to become a major producer of gold. Potash Metallurgical coal Iron ore 1.2 Our portfolio A resource mix for today – and for the future We are developing one of the world’s largest potash mines in Canada. The proposed mine has been designed based on a more sustainable approach with a relatively low GHG emission footprint and water intensity compared to existing potash mines. The Jansen Potash Project is expected to increase BHP’s product diversification, customer base and operating footprint, and open a new future growth front. The US$5.7 billion Jansen Stage 1 is tracking to plan and in FY2023 we brought forward the expected date for first production to late CY2026. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024. For more information refer to OFR 5.3 We are continuing to focus our metallurgical coal operations in Queensland on higher-quality product and have one of the lowest GHG emission production intensities of benchmarked export metallurgical coal mines.3 We believe a wholesale shift away from blast furnace steelmaking, which uses metallurgical coal, is still decades in the future and as a result metallurgical coal will remain an essential input into the steelmaking process and a critical input to support decarbonisation infrastructure over the coming decades. We believe higher-quality coals for steelmaking have greater potential upside for quality premiums as steelmakers seek to improve blast furnace utilisation and reduce GHG emission intensity of production. Our metallurgical coal operations achieved a strong underlying performance in FY2023, with Goonyella Riverside and Daunia transitioning to autonomous fleets. For more information refer to OFR 5.1 We hold the second-largest nickel sulphide resources globally4 and our nickel operations in Western Australia have one of the lowest GHG emission production intensities of benchmarked nickel mines and processing plants.³ We are assessing options to expand Mt Keith operations and have completed approximately 100 kilometres of development and exploration drilling in FY2023. We are continuing to seek more nickel resources through exploration, acquisition and early-stage entry. The West Musgrave nickel mine acquired as part of OZ Minerals, when complete, has potential to be a feed source to the Nickel West smelting and refining assets. For more information refer to OFR 5.1 We hold the world’s largest copper mineral resources.1 We are using technical innovation such as new flotation technology to help lower energy costs and unlock value and are looking to secure more copper resources through exploration, acquisition and early-stage entry. Escondida in Chile is the world’s largest copper mine and increased production by 5 per cent in FY2023. Improved reliability and productivity helped Olympic Dam in South Australia achieve record annual copper production. Spence in Chile also achieved record annual copper production, largely due to higher concentrator throughput. The copper assets acquired with OZ Minerals are in the process of being integrated with Olympic Dam and our Oak Dam deposit to create Copper South Australia. For more information refer to OFR 5.2 and 5.3 Western Australia Iron Ore (WAIO) is the lowest-cost major iron ore producer globally2 and has one of the lowest GHG emission production intensities of benchmarked seaborne iron ore operations.3 WAIO achieved record production in FY2023 of 253 million tonnes (Mt) through productivity gains in its supply chain, rail network and car dumpers. We are focused on increasing annual production at WAIO to greater than 305 Mt over the medium term. We are also studying growing the WAIO business to 330 million tonnes per annum (Mtpa). Within WAIO, South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024. South Flank completed the deployment of autonomous trucks in May 2023. For more information refer to OFR 5.1

Operating and Financial Review BHP Annual Report 2023 09 Governance Financial Statements Additional Information

10 BHP Annual Report 2023 1.3 How we create and deliver value 1 Our business continued Exploration and acquisition We seek to add high-quality Tier 1 copper and nickel interests through our exploration activities and earlystage entry and acquisition options. Closure and rehabilitation We consider closure and rehabilitation throughout the asset life cycle to help minimise our impact and optimise postclosure value for all. Process and logistics We process and refine ore, safely manage waste and efficiently and sustainably transport our products to customers. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Development and mining We strive to achieve the industry’s best performance in safety, operational excellence, project management and allocation of capital. Our strategy We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders.

Operating and Financial Review | Governance | Financial Statements | Additional Information

What we need

People
We have more than 80,000 employees and contractors globally. Our aim is for them to be engaged and supported in a way that sees them work in safer and more productive ways.

For more information refer to OFR 6.6

Strong relationships
Suppliers: More than 7,800 suppliers in 53 countries provide us with goods and services.

Partners: We seek to be the partner of choice for customers, business partners and community stakeholders.

For more information refer to OFR 2

Exceptional capability
Operational excellence and capital discipline are key to generating long-term value.

For more information on exceptional performance and disciplined use of capital refer to OFR 2

World-class assets
We have a portfolio of large, high-quality, low-cost assets. We are investing in technology to improve productivity and drive ongoing growth across our operations.

For more information refer to OFR 1.2

Responsible resource management
We seek to efficiently and responsibly manage water and power and to be long-term stewards of the area of land and water we own, lease or manage, currently just under 6.5 million hectares.[1]

For more information refer to OFR 6

Effective risk management
Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives.

For more information refer to OFR 8

The value we create

Area under nature-positive management practices[2]

82,132 hectares

FY2022 65,870 hectares



Shareholder dividends

US$8.6 bn

FY2022 US$36.0 bn

Indigenous procurement spend

US$332.6 m

FY2022 US$149.9 m

Tax, royalty and other payments to governments[3]

US$13.8 bn

FY2022 US$17.3 bn



Total voluntary social investment

US$149.6 m

FY2022 US$186.4 m

Salary, wages and incentives for our employees[3]

US$4.7 bn

FY2022 US$4.5 bn



Operational electricity sourced from renewables[4]

67%

FY2022 47%

Payments to suppliers[3]

US$22.1 bn

FY2022 US$23.3 bn[5]

Operational greenhouse gas emissions[6]

9.8 $MtCO_2$-e

↓ 11% from FY2022

1 This figure excludes areas we hold under greenfield exploration licences (or equivalent tenements) and does not include the areas we now steward following the acquisition of OZ Minerals.
2 Area that has a formal management plan including conservation, restoration or regenerative practices.
3 For more information refer to the Economic Contribution Report 2023.
4 Operational electricity comprises approximately one quarter of our total operational energy consumption. Renewable electricity consumption includes third-party supplied renewable electricity as evidenced by renewable energy certificates or supplier-provided documentation, in line with the Greenhouse Gas Protocol Scope 2 Guidance.
5 FY2022 has been restated to conform to the FY2023 basis of preparation that includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
6 For more information on how we calculate GHG emissions refer to Metrics, targets and goals in OFR 6.12.

BHP | Annual Report 2023 | 11

12 BHP Annual Report 2023 2 Why BHP The world is on a path of population growth, increased urbanisation and a lower GHG emission future. BHP is committed to playing our role in building a better world. We seek to do so responsibly and sustainably while continuing to create value for our shareholders and the broader community. Our products are vital Much of what the world needs for these global megatrends requires metals and minerals we produce. Decarbonisation and the energy transition through electrification cannot happen without mining. Solar farms, wind farms and electric vehicles need copper and nickel. Iron ore and metallurgical coal are needed for steel to build new renewables technology and infrastructure and to grow cities. And we are moving into potash used in fertilisers to assist with food security for a growing population and more efficient and sustainable land use. Our core products are important in helping shape our society for the better – and we expect they will be increasingly necessary in a decarbonising world. We have scale One of the things that sets BHP apart from our peers is the scale of our resources and the long-term growth opportunity we believe this provides. For more information refer to OFR 1.2 How we produce resources sets us apart We are committed to safety, the development of our more than 80,000 employees and contractors, and to promoting and maintaining an inclusive and diverse workforce. We recruit and retain the best people and empower them to run our operations safely and productively. We are committed to continuous improvement and we strive to operate more reliably and efficiently than our competitors, generating social value as well as financial value. For information refer to OFR 1 and for Safety and People refer to OFR 6.1 and OFR 6.6 Our commitment to social value We are committed to social value, our positive contribution to society. Social value is about creating mutual benefit for BHP, our shareholders, Indigenous partners and the broader community. We consider social value and financial value in the decisions we make. We believe social value and sustainability are vital to our future as they support stable operations, reduce risk and open doors to opportunities, partnerships, capital and talent. They help to ensure we can continue to generate value for our partners and stakeholders, including our shareholders. For more information refer to ‘Social value’ later in this section and OFR 6 BHP is part of the solution The core resources we produce are critical to the future and can help address global challenges, such as climate change. We will continue to promote the issues we understand matter to our people and the communities and countries we work in, seeking positive change in our industry and at national, regional and local levels. We bring together essential resources, a strong balance sheet and a differentiated operating capability underpinned by our technical Centres of Excellence and the BHP Operating System (BOS). We believe this combination, together with our commitment to social value and sustainability, will help us grow value more consistently for our partners and stakeholders, and underpin continued attractive returns and long-term value for our shareholders. For more information on BOS refer to ‘Operational excellence’ later in this section

Operating and Financial Review | Governance | Financial Statements | Additional Information

Our people

Every day, our more than 80,000 employees and contractors strive to build a better world. Our aim is to support their ability to do so by providing the tools, opportunity and a safe and inclusive working environment to allow them to perform at their best.



Health and safety

Fatalities	High-potential injury frequency rate	Total recordable injury frequency rate[1]
2	∧13%	4.5
FY2022 zero	from FY2022	∧ 9% from FY2022

Workers exposed to our most material occupational exposures of diesel particulate matter (DPM) respirable silica and coal mine dust

∨33%

from FY2022

For more information refer to OFR 6.1 and 6.8

Inclusion and diversity


BHP

We continue to build a more inclusive and diverse workforce that further enhances our performance and better reflects the communities where we operate:

- We remain on track to achieve our aspirational goal for a gender-balanced employee workforce globally by FY2025.
- We made progress during FY2023 against targets for increased Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project in Canada.

For more information refer to OFR 6.6

Operations Services and BHP FutureFit Academy

Operations Services performs business-critical services across our operations in Australia, including maintaining a large portion of our ultra-class truck fleet and moving significant volumes of material as part of production services. At the end of FY2023, Operations Services had more than 4,300 employees and was responsible for maintaining 43 per cent of BHP's haul trucks across Minerals Australia, including 96 per cent of ultra-class trucks at BHP Mitsubishi Alliance and 308 kilometres of conveyors in our WAIO operations.

The BHP FutureFit Academy is an exciting career pathway into the mining sector to join Operations Services. Since the FutureFit Academy was launched in May 2020, it has welcomed more than 920 students and graduated 400 apprentices and maintenance associates at its facilities in Perth in Western Australia and Mackay in Queensland. Of the graduates, 82 per cent are female, 25 per cent identify as Indigenous and the majority are new to the mining industry. During FY2023, the Academy trained more than 530 apprentices and trainees, with 227 graduating.

Operations Services

Employees

>4,300

maintaining

43%

of BHP's haul trucks across Minerals Australia

308 km

of conveyors in our WAIO operations

FutureFit Academy

Graduates since May 2020

400

82%

are female

and

25%

identify as Indigenous

1 Combined employee and contractor frequency per 1 million hours worked.

BHP | Annual Report 2023 | 13

Exceptional performance 50 Operating productivity Capital productivity Net operating cash flow Maintenance capital Strong balance sheet Minimum 50% payout ratio dividend Excess cash flow Debt reduction Additional dividends Buy-backs Organic development Acquisitions/divestments Maximise value and returns 14 BHP Annual Report 2023 2 Why BHP continued Operating and financial strength The strength of our portfolio, our operating excellence and financial rigour from the disciplined application of the Capital Allocation Framework (CAF) have helped us deliver strong and consistent returns. We achieved net operating cash flow of US$18.7 billion in FY2023. Our net operating cash flow has been above US$15 billion for 13 of the last 14 years. In FY2023, through our CAF we kept our balance sheet strong, delivered growth and returns for our shareholders, made progress towards our social value and GHG emissions reduction objectives and prioritised capital to maintain reliable operations. Operational excellence The importance and value of operational excellence and cost control in dealing with challenging circumstances was evident in FY2023. We achieved production guidance across copper, iron ore, metallurgical coal and energy coal, including record annual production at WAIO, Olympic Dam and Spence. Our focus on cost discipline meant we continued to manage inflationary pressures effectively. The BOS is our way of working that seeks to make improvement part of what we do every day through the application of the BOS tools and practices to our operations. We continued to deploy the BOS throughout our business in FY2023 and expect full deployment by the end of FY2024. Technology and innovation The use of technology and our focus on innovation, together with the BOS, have helped accelerate continuous improvement in our value chain – from the introduction of advanced technologies designed to improve safety and increase productivity of our operated assets, to reducing water and energy consumption. Technology is a key lever for BHP and has been used to: – support the maintenance of safe, predictable and productive operations – drive productivity improvements, with an emphasis on automation and real-time, data-driven insights and decision-making – unlock the next stage of value growth potential, from realising greater margins at our existing operations to finding new assets – improve sustainability outcomes through innovation – help drive inclusion and diversity through technologies, such as remote operations and decision support tools that make roles more accessible to a wider range of people Financial excellence We use our CAF to assess the most effective and efficient way to deploy capital. Since the CAF’s introduction in FY2016, we have balanced reinvestment in our business with cash returns to shareholders. Our CAF promotes discipline in all capital decisions. The advanced use of next generation technologies, such as artificial intelligence (AI), cloud and data analytics, is enabling quicker and more economic recovery of our existing resources, more safely and more sustainably. It is also helping achieve a performance uplift by delivering operational improvements in iron ore, copper and nickel. Examples of our application of technology and innovation in FY2023 include: – Around US$13 million per year for the past two years in additional revenue was unlocked through cloud-based technology, which uses the Grade Adjustment Model and StacksOn applications to reduce shipping grade variability and increase operational planning accuracy from mine to port. This technology has been introduced at WAIO’s Jimblebar, Newman Hub, Mining Area C, South Flank and Yandi operations, and is in the process of being rolled out to Port Hedland. – Increased copper recovery has been achieved at Escondida by using AI recommendations, new machine learning and data processing platforms to help optimise flotation operational parameters. – An additional 40 kilotonnes (kt) of coal was delivered at BMA through the Process Area Set Point Optimisation (PASPO) digital tool in FY2023. Built in-house, the PASPO technology uses machine-learning models to optimise coal handling and processing plant operating settings, and accurately forecast product blend. We believe the PASPO was one of the first successful applications of machine learning in the resources industry and it won the 2022 AustIndustry Innovation of the Year Award at the Queensland Mining Awards. Since its inception in CY2020, the PASPO tool has delivered more than 450 kt of additional coal. – Reduction of 59 gigawatt hours of energy and 2 million cubic metres of water compared to FY2022 by optimising energy and water consumption in concentrators and desalination plants at Escondida. Solutions provided real-time options to enable operators to implement water optimisation plans and real-time data analytics on large volumes of energy usage data to identify anomalies and automate corrective actions.

Social value Operating and Financial Review Governance Financial Statements Additional Information BHP Annual Report 2023 15 1 Nature positive is defined by the World Business Council for Sustainable Development (WBCSD)/TNFD as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting a healthy, functioning ecosystem. 2 Excludes greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations. 3 This figure excludes greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations, and does not include the areas that we now steward following the acquisition of OZ Minerals. Those areas will be included in our land and biodiversity data from FY2024. We are committed to social value and sustainability and are making progress in responsibly providing more of the resources the world needs to develop. We believe this commitment can help us become a partner of choice with communities, governments, suppliers and our customers. We seek to be a valued partner with the communities where we operate and the Indigenous peoples we interact with. We released a revised Indigenous Peoples Policy Statement in November 2022 and launched a re-designed and co-created Reconciliation Action Plan (RAP) in Australia in June 2023, which outlines our commitment to early engagement, to listening and learning, and ensuring we capture and integrate Aboriginal and Torres Strait Islander peoples’ voices, values, knowledge and perspectives in our decision-making. The RAP has been recognised with ‘Elevate’ status from Reconciliation Australia, which is provided to organisations with a proven track record in respectful engagement with Aboriginal and Torres Strait Islander peoples and taking a leadership role to advance national reconciliation and create a more equitable Australia. Commitments made in the plan include targets by the end of FY2027 to increase Indigenous representation across our Australian workforce to 9.7 per cent and to achieve a A$1.5 billion spend (from 1 July 2023) in aggregate across our Australian assets with Traditional Owner and Indigenous businesses. We are also working to develop regional Indigenous peoples plans to advance our existing and new relationships with Indigenous peoples in Canada and South America. Through our commitment to sustainability, we seek to reduce the impact we have on the planet through our operational activities. We have set a long-term goal to achieve net zero operational GHG emissions by 2050. We manage our decarbonisation projects across our operated assets through our CAF to help us use our capital effectively. We are also working with our suppliers and customers to assist them with reducing their GHG emissions. We have set goals in areas such as the environment and water stewardship, and are in the process of establishing plans in accordance with our 2030 Healthy environment goal to create nature-positive1 outcomes by having at least 30 per cent of the land and water we steward2 at the end of FY2030 under conservation, restoration or regenerative practices. At 30 June 2023, we were the steward of just under 6.5 million hectares of land and water.3 For more information refer to OFR 6.5 How WAIO intends to manage an expected increase in surplus water By FY2040, around 40 per cent of the ore at Western Australia Iron Ore (WAIO) is expected to be accessed from below the water table. This could mean around a four-fold increase in dewatering volumes to that in FY2022 and an increase in surplus water (dewatering volumes that are excess to operational requirements). BHP’s intent is to use surplus water for beneficial use as much as practicable and manage it to prevent or minimise our adverse impacts on water resources. In June 2023, WAIO released a context-based water target that by FY2030 at least 50 per cent of surplus water will be prioritised for beneficial use to improve the sustainability of regional groundwater resources or generate social value. At WAIO’s Mining Area C, for example, additional aquifer reinjection bores and infiltration ponds are planned to be expanded so that more than 70 per cent of surplus water is returned to the ground. For more information refer to bhp.com/News/casestudies/ 2023/08/pilbara-water-scheme-success For more information on BHP’s approach to water management, refer to OFR 6.13

16 BHP Annual Report 2023 3 Positioning for growth We have continued to create a simpler, more efficient BHP, that we believe is better able to capitalise on the megatrends shaping our world. As the population grows, urbanisation increases and as the world increasingly pursues a lower GHG emissions energy transition, we continue to position our portfolio for success. Unlocking growth potential at our assets Our biggest near-term growth lever is from improving productivity at our existing assets and unlocking more of their untapped potential. WAIO was designed with an initial capacity of 240 Mt annually, and in FY2023 it produced a record 285 Mt (100 per cent basis), due to optimisations we have made over the years. We are undertaking initiatives to responsibly grow our production to more than 305 Mt per year over the medium term, through the ramp up of our newest mine, South Flank, debottlenecking our port and rail systems, the rollout of autonomous haulage trucks and ongoing productivity enhancements. We are also studying options to further grow annual production to 330 Mt with the study expected to be completed in CY2025. Escondida has significant untapped resource potential and we are progressing studies into potentially replacing the Los Colorados concentrator. We are also looking at different leaching technologies that could help us extract more copper and have potential to lower water and energy consumption, reduce or eliminate the need for tailings dams, and enable production of cathode-finished product that does not require smelting. Developing a position in potash Potash is used in fertilisers to enable more efficient and sustainable farming. With the world’s population continuing to grow and rising concerns around food security and land use, we believe potash is a potential new growth front for BHP. At the end of FY2023, Jansen Stage 1 (JS1) was 26 per cent complete. Production is expected to commence in late CY2026. When JS1 reaches full production capacity, it is expected to produce approximately 4.35 Mt of potash per year, increasing Canada’s total potash output by nearly 22 per cent. We intend to progressively ramp up to full production by CY2028. At its construction peak, around 3,500 roles are expected to be involved in JS1, with around 600 permanent positions once production commences, including at a new Integrated Operations Centre in Saskatoon. Studies for Jansen Stage 2 (JS2) are progressing. If approved by the BHP Board, JS2 may increase optionality and strengthen capital efficiency and operational productivity. Existing JS1 infrastructure could be leveraged to allow for an accelerated JS2 production timeline. Should it proceed, JS2 is expected to add an additional 4 Mtpa of potash at full production capacity, with possible first production estimated to occur in FY2029. OZ Minerals: Creating a new copper province in South Australia We will pursue growth through acquisition when we believe we can create value for our shareholders. BHP completed the acquisition of OZ Minerals on 2 May 2023 increasing our exposure to future-facing commodities by adding copper and nickel resources that complement our existing resources in Australia. We are integrating OZ Minerals’ two South Australian mines and options, which include Prominent Hill as well as Carrapateena, with Olympic Dam and the Oak Dam deposit to create a significant mining province called Copper South Australia. This province is expected to produce copper, gold and uranium oxide for decades to come. We expect to be innovative in the creation of the province and intend to incorporate the OZ Minerals’ ‘Think & Act Differently’ approach to innovation. The approach seeks to build capability across the mining value chain to help us better understand future opportunities and find new ways to understand ore bodies and responsibly extract and process commodities. Our focus is on building scale and optionality. While OZ Minerals is expected to add about 120,000 tonnes of copper production annually (based on its CY2022 performance and including production in Brazil), we believe it also brings potential for further copper and nickel growth in the medium term. In Western Australia, the West Musgrave nickel mine, when complete, has potential to be a feed source to the Nickel West smelting and refining assets. For more information refer to OFR 5.2 Copper South Australia and OFR 5.1 West Musgrave Creating and accelerating longer-term options BHP Ventures BHP Ventures is our dedicated venture capital unit. It looks for gamechanging technologies and emerging companies to help drive ongoing and more sustainable growth within BHP and provide us with a portfolio of new growth options for the decades ahead. BHP Ventures complements the innovation already underway within BHP by forging new partnerships and creating fresh opportunities to strengthen our portfolio and support the decarbonisation of our operated assets and decarbonisation opportunities in our value chain. For our partners, BHP Ventures provides an opportunity to collaborate with us. BHP Ventures’ focus areas include: – supporting innovation in our core operations, primarily around decarbonisation – opportunities that enable us to grow our resource base by extracting more from what we have today – opportunities that provide new options for BHP beyond our core business, including in our portfolio and value chain BHP Xplor BHP Xplor is our global accelerator program targeting innovative, early-stage mineral exploration companies to find critical resources necessary to drive the energy transition. We are searching globally for the next generation of explorers to unlock copper, nickel and other critical mineral deposits. In January 2023, BHP Xplor announced its first cohort of seven companies. Each of these companies received a cash payment of up to US$500,000 from BHP and gained access to a network of internal and external experts, to support the development of their opportunity and to provide potential investment options for BHP to accelerate the exploration for minerals needed for the energy transition. Subject to the finalisation of definitive agreements, further investment is expected in three of the seven participating companies in the first cohort, due to their region of interest, potential technical opportunity, team capability and strategic alignment.

Operating and Financial Review | Governance | Financial Statements | Additional Information

Growth through exploration, focused on copper and nickel

During FY2023, we advanced our exploration programs globally, including undertaking further drilling at the Ocelot project in Arizona. This confirmed the presence of a body of mineralisation at depth, albeit at a lower grade than anticipated. We pursued earlier stage exploration opportunities for copper in Australia, Canada, Chile, Ecuador, Peru, Serbia and the United States. This involved reconnaissance work through target definition and drill testing.

We have also increased the number of high-quality nickel projects within the exploration pipeline. In Australia, we are actively exploring nickel targets, while in Canada, we continued our partnership with Midland Exploration Inc, through our 5 per cent interest and collaboration on a target generation program. BHP made a US$40 million investment in Kabanga Nickel in Tanzania in FY2022 and the exploration team has completed a series of studies to assess the additional upside potential to the known resource. As confirmatory drilling advances, we will continue to evaluate further work required to test this potential.

The acquisition of OZ Minerals brings the opportunity to unlock synergies and further grow our portfolio of copper and nickel projects. In South Australia, this acquisition has significantly increased our land position and is enabling us to develop an important province with additional upside copper discovery opportunities. We expect to fully integrate the OZ Minerals exploration activities into our programs during FY2024.

In June 2023, BHP acquired a 100 per cent interest in Ragnar Metals Sweden AB for US$6.4 million. This includes the early-stage Granmuren project, a drill-ready nickel-copper target in southern Sweden. The exploration team expects to commence activities focused on completed initial drill tests during FY2024.

Our exploration partnerships continued to deliver encouraging results. In Australia, we continued our partnership with Encounter Resources to explore for sediment-hosted copper deposits in the Northern Territory. We finalised our exploration agreement with Mundoro Capital covering Serbia and Bulgaria, with initial drilling completed during FY2023 in Serbia. We extended our partnership with Kobold Metals, a BHP Ventures portfolio company that is developing a technology platform for data-driven exploration. The partnership contemplates an additional 18 months of further exploration in northern Western Australia for nickel.

BHP exploration regions


Sweden
London
Serbia
Bulgaria
Tanzania
Adelaide
Australia
Canada
Toronto
United States
Tucson
Ecuador
Brazil
Peru
Santiago
Chile
Copper exploration regions
Nickel exploration regions
Exploration head office
Exploration regional office

Exploration expenditure

Our resource assessment exploration expenditure increased by 42 per cent in FY2023 to US$255 million, while our greenfield expenditure increased by 23 per cent to US$95 million. Expenditure on resources assessment and greenfield exploration over the last three financial years is set out below.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Greenfield exploration	95	77	54
Resources assessment	255	179	138
Total metals exploration and assessment	**350**	256	192

Exploration expense

Exploration expense represents that portion of exploration expenditure that is not capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.

Exploration expense for each segment over the last three financial years is set out below.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Exploration expense			
Copper	145	85	53
Iron Ore	52	54	55
Coal	6	6	7
Group and unallocated items[1]	91	54	19
Total Group	**294**	199	134

1 Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.



BHP | Annual Report 2023 | 17

18 BHP Annual Report 2023 Chief Financial Officer’s review Dear Shareholders, I am pleased to report on BHP’s FY2023 financial results. BHP delivered another strong set of results this year despite lower commodity prices and inflationary pressures. Our underlying attributable profit was US$13.4 billion, or 265 US cents per share. Underlying EBITDA remained healthy at US$28 billion while our margin, at 54 per cent, and return on capital employed, at 29 per cent, remained strong – reflecting the quality and resilience of our assets, and consistent operating performance. We continue to deliver strong margins and a consistently high baseline of cash flow. Over the past decade, we have delivered margins of over 50 per cent – significantly ahead of our nearest competitors – and generated average net operating cash flows of more than US$20 billion per year. This stability is a hallmark of our business and demonstrates the quality of our portfolio and the consistency of our returns. Ensuring shareholders continue to benefit from our consistent and reliable performance, we’ve announced a final dividend of 80 US cents per share. Together with the shareholder dividend for the first half of 90 US cents per share, the total return to shareholders for FY2023 was US$8.6 billion, which represented a 64 per cent payout ratio. The biggest driver of the year-on-year decline in earnings was lower commodity prices. Iron ore and copper, our two largest segments, saw prices down 18 per cent and 12 per cent respectively, compared to last year. We also continued to see the lagged effect of inflation, which had a negative US$1.7 billion impact. In areas within our control we performed well. Production was up three per cent in copper equivalent terms, supported by record annual production at Western Australia Iron Ore, Spence and Olympic Dam. On the cost front we met unit cost guidance for the majority of our assets. During the year, we spent US$7.1 billion on capital and exploration expenditure, an increase of 16 per cent year on year. Looking forward, we expect to increase our capital spend as we unlock productivity, decarbonise our operations and deliver growth in futurefacing commodities. After incorporating the OZ Minerals assets, we now expect to spend around US$10 billion on capital and exploration in both the 2024 and 2025 financial years. The majority of this will be directed to improvement and growth, as we progress Jansen, Copper South Australia projects and growth in the Pilbara. We have continued to deliver value. BHP’s total direct economic contribution in FY2023 was US$54.2 billion. This includes payments to suppliers, wages and benefits for more than 80,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate. In FY2023, our tax, royalty and other payments to governments totalled US$13.8 billion. During the last decade, we paid US$94.2 billion globally in taxes, royalties and other payments, including US$74.9 billion (approximately A$101 billion) in Australia. Our global adjusted effective tax rate in FY2023 was 30.9 per cent. Once royalties are included, our FY2023 rate increases to 41.3 per cent. We are proud of our financial and operational performance and the value we have continued to generate for our shareholders, partners and stakeholders. Thank you for your continued support. David Lamont Chief Financial Officer BHP delivered another strong set of results, reflecting the quality and resilience of our assets, and consistent operating performance. Our underlying attributable profit was US$13.4 billion, or 265 cents per share. Underlying EBITDA was US$28 billion, at a margin of 54 per cent.” US$54.2 bn Our total FY2023 economic contribution 2022: US$82.5 bn 170 US cents Shareholder dividends per share 2022: 325 US cents US$13.8 bn Tax, royalty and other payments to governments in FY2023 2022: US$17.3 bn 28.8 per cent Underlying return on capital employed 2022: 48.7 per cent

Operating and Financial Review | Governance | Financial Statements | Additional Information

4 Financial review

4.1 Group overview

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Consolidated Financial Statements.

For more information refer to Financial Statements.

We use various non-IFRS financial information to reflect our underlying performance. Non-IFRS financial information is not defined or specified under the requirements of IFRS, however is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. Non-IFRS financial information is consistent with how management reviews financial performance of the Group with the Board and the investment community. OFR 10 'Non-IFRS financial information' includes our non-IFRS financial information and OFR 10.1 'Definition and calculation of non-IFRS financial information' outlines why we believe non-IFRS financial information is useful and the relevant calculation methodology. We believe non-IFRS financial information provides useful information, however it should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

4.2 Key performance indicators

Our key performance indicators (KPIs) enable us to measure our development and financial performance. These KPIs are used to assess performance of our people throughout the Group.

For information on our approach to performance and reward refer to Remuneration Report.

For information on our overall approach to executive remuneration, including remuneration policies and remuneration outcomes refer to Remuneration Report.

Following BHP's sale of the Onshore US assets in FY2019 and subsequently the merger of our Petroleum business with Woodside in FY2022, the contribution of these assets to the Group's results is presented as Discontinued operations. Footnotes to tables and infographics indicate whether data presented in OFR 4.2 is inclusive or exclusive of Petroleum assets. Details of the contribution of the Petroleum assets to the Group's results are disclosed in Financial Statements note 28 'Discontinued operations'.

Summary of financial measures

Year ended 30 June US$M	2023	2022
Consolidated Income Statement (Financial Statements 1.1)		
Revenue	**53,817**	65,098
Profit/(loss) after taxation from Continuing operations	**14,324**	22,400
Profit/(loss) after taxation from Continuing and Discontinued operations attributable to BHP shareholders	**12,921**	30,900
Dividends per ordinary share – paid during the period (US cents)	**265.0**	350.0
Dividends per ordinary share – determined in respect of the period (US cents)	**170.0**	325.0
In specie dividend on merger of Petroleum with Woodside (US cents)	**–**	386.4
Basic earnings/(loss) per ordinary share (US cents)	**255.2**	610.6
Consolidated Balance Sheet (Financial Statements 1.3)		
Total assets	**101,296**	95,166
Net assets	**48,530**	48,766
Consolidated Cash Flow Statement (Financial Statements 1.4)		
Net operating cash flows	**18,701**	32,174
Capital and exploration expenditure	**7,083**	7,545
Other financial information (OFR 10)		
Net debt	**11,166**	333
Underlying attributable profit	**13,420**	23,815
Underlying attributable profit – Continuing operations	**13,420**	21,319
Underlying EBITDA	**27,956**	40,634
Underlying basic earnings per share (US cents)	**265.0**	470.6
Underlying basic earnings per share – Continuing operations (US cents)	**265.0**	421.2
Underlying return on capital employed (per cent)	**28.8**	48.7

Underlying attributable profit[1,3]

US$ billion


25
20
15
10
5
0
9.1
9.1
17.1
23.8
13.4
FY2019
FY2020
FY2021
FY2022
FY2023

Underlying EBITDA[2,3]

US$ billion


50
40
30
20
10
0
19.1
19.9
35.1
40.6
28.0
FY2019
FY2020
FY2021
FY2022
FY2023

Net operating cash flows[1]

US$ billion


35
28
21
14
7
0
17.9
15.7
27.2
32.2
18.7
FY2019
FY2020
FY2021
FY2022
FY2023

Underlying return on capital employed[1,3]

Per cent


50
40
30
20
10
0
16.0
16.9
32.5
48.7
28.8
FY2019
FY2020
FY2021
FY2022
FY2023

1 Includes data for Continuing and Discontinued operations for the financial years being reported.
2 Excludes data from Discontinued operations for the financial years being reported.
3 For more information on non-IFRS financial information refer to OFR 10.

BHP | Annual Report 2023 | 19

4 Financial review continued

Reconciling our financial results to our key performance indicators

	Profit		Earnings		Cash		Returns	
Measure	Profit after taxation from Continuing and Discontinued operations	US$M 14,324	Profit after taxation from Continuing and Discontinued operations	US$M 14,324	Net operating cash flows from Continuing operations	US$M 18,701	Profit after taxation from Continuing and Discontinued operations	US$M 14,324
Made up of	Profit after taxation		Profit after taxation		Cash generated by the Group's consolidated operations, after dividends received, interest, proceeds and settlements of cash management related instruments, taxation and royalty-related taxation. It excludes cash flows relating to investing and financing activities		Profit after taxation	
Adjusted for	Exceptional items before taxation	340	Exceptional items before taxation	340			Exceptional items after taxation	606
	Tax effect of exceptional items	266	Tax effect of exceptional items	266			Net finance costs excluding exceptional items	1,079
	Exceptional items after tax attributable to non-controlling interests	(107)	Depreciation and amortisation excluding exceptional items	5,061			Income tax expense on net finance costs	(342)
	Exceptional items attributable to BHP shareholders	499	Impairments of property, plant and equipment, financial assets and intangibles excluding exceptional items	75			Profit after taxation excluding net finance costs and exceptional items	15,667
	Profit after taxation attributable to non-controlling interests	(1,403)	Net finance costs excluding exceptional items	1,079			Net assets at the beginning of period	48,766
			Taxation expense excluding exceptional items	6,811			Net debt at the beginning of period	333
							Capital employed at the beginning of period	49,099
							Net assets at the end of period	48,530
							Net debt at the end of period	11,166
							Capital employed at the end of period	59,696
							Average capital employed	54,398
To reach our KPIs	Underlying attributable profit	13,420	Underlying EBITDA	27,956	Net operating cash flows	18,701	Underlying return on capital employed	28.8%
Why do we use it?	Underlying attributable profit allows the comparability of underlying financial performance by excluding the impacts of exceptional items.		Underlying EBITDA is used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). It is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.		Net operating cash flows provide insights into how we are managing costs and increasing productivity across BHP.		Underlying return on capital employed is an indicator of the Group's capital efficiency. It is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	

4.3 Financial results

The following table provides more information on the revenue and expenses of the Group in FY2023.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Continuing operations			
Revenue[1]	**53,817**	65,098	56,921
Other income	**394**	1,398	380
Expenses excluding net finance costs	**(31,873)**	(32,371)	(30,871)
Profit/(loss) from equity accounted investments, related impairments and expenses	**594**	(19)	(915)
Profit from operations	**22,932**	34,106	25,515
Net finance costs	**(1,531)**	(969)	(1,223)
Total taxation expense	**(7,077)**	(10,737)	(10,616)
Profit after taxation from Continuing operations	**14,324**	22,400	13,676
Discontinued operations			
Profit/(loss) after taxation from Discontinued operations	**–**	10,655	(225)
Profit after taxation from Continuing and Discontinued operations	**14,324**	33,055	13,451
Attributable to non-controlling interests	**1,403**	2,155	2,147
Attributable to BHP shareholders	**12,921**	30,900	11,304

1 Includes the sale of third-party products.

Profit after taxation attributable to BHP shareholders decreased from US$30.9 billion in FY2022 to US$12.9 billion in FY2023. Attributable profit of US$12.9 billion includes an exceptional loss of US$0.5 billion (after tax), compared to an Attributable profit of US$30.9 billion including an exceptional gain of US$7.1 billion (after tax) primarily relating to the net gain on merger of our Petroleum business with Woodside completed in FY2022. The FY2023 exceptional loss in Attributable profit includes a US$0.3 billion exceptional loss related to Samarco dam failure impacts and a US$0.2 billion exceptional loss related to the impact of Chilean tax reform.

20 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

For more information on Exceptional items refer to Financial Statements note 3 'Exceptional items' and Financial Statements note 28 'Discontinued operations'.

Revenue of US$53.8 billion decreased by US$11.3 billion, or 17 per cent from FY2022. This decrease was mainly due to lower average realised prices for iron ore, metallurgical coal and copper combined with the divestment of BHP Mitsui Coal (BMC) in FY2022, partially offset by higher average realised prices for thermal coal and nickel.

Higher sales volumes were achieved across Copper, Iron Ore and Nickel supported by record production at Olympic Dam, Spence and WAIO. Olympic Dam sales volumes increased following the completion of the planned major smelter maintenance campaign in the prior period. Escondida sales volumes increased mainly due to favourable feed grade and higher throughput was achieved at the Spence Growth Option (SGO). Minimal disruptions from COVID-19 also supported higher volumes across the Group.

For information on our average realised prices and production of our commodities refer to OFR 9.

Total expenses excluding net finance costs of US$31.9 billion decreased by US$0.5 billion, or 2 per cent from FY2022. This reflected lower third-party commodity purchases of US$1.1 billion mainly at Antamina due to lower copper prices, lower depreciation, amortisation and impairment expense of US$1.1 billion reflecting the increase in mine life at Yandi in FY2022, lower depreciation of index-linked freight contracts and the non-recurrence of impairment at Cerro Colorado in FY2022. Expenses were also lower due to the non-recurrence of corporate structure unification costs in FY2022 of US$0.4 billion. Partially offsetting these impacts was an increase in raw materials and consumables expenditure of US$0.7 billion being the net impact of higher prices and the divestment of BMC in FY2022, combined with higher drawdown of inventories driven by higher production at Olympic Dam and Spence due to the completion of the planned major smelter maintenance campaign in the prior period and SGO, respectively.

Profit from equity accounted investments, related impairments and expenses of US$594 million increased by US$613 million from FY2022 reflecting the Samarco dam failure cost estimate update in FY2022 partially offset by lower Antamina profits driven by lower copper prices.

For more information on the total impact of the Samarco dam failure provision and impairment charges connected with equity accounted investments refer to Financial Statements note 3 'Exceptional items' and Financial Statements note 13 'Impairment of non-current assets' respectively.

Net finance costs of US$1.5 billion increased by US$0.6 billion, or 58 per cent from FY2022 primarily due to higher effective interest rates and the impact of US$5.0 billion additional borrowings used to fund the acquisition of OZ Minerals Limited (OZL).

For more information on net finance costs and the OZL acquisition refer to Financial Statements note 23 'Net finance costs' and note 29 'Business combinations' respectively.

Total taxation expense of US$7.1 billion decreased by US$3.7 billion from FY2022 in line with lower profits primarily from lower average realised prices partially offset by US$0.3 billion Chilean tax reform impacts.

For more information on income tax expense refer to Financial Statements note 6 'Income tax expense'.

Principal factors that affect Underlying EBITDA

The following table and commentary describe the impact of the principal factors[1] that affected Underlying EBITDA for FY2023 compared with FY2022.

	US$M	
Underlying EBITDA for year ended 30 June 2022	**40,634**	
Net price impact:		
Change in sales prices	(9,182)	Lower average realised prices for iron ore, metallurgical coal, and copper, partially offset by higher average realised prices for thermal coal and nickel.
Price-linked costs	(83)	Higher coal royalties mainly as a result of the new Queensland Government royalty regime (despite lower prices) largely offset by lower Iron Ore royalties in line with lower prices.
	(9,265)	
Change in volumes	1,545	Higher sales volumes achieved across copper, iron ore and nickel supported by record production at Olympic Dam, Spence and WAIO. Olympic Dam sales increased following the completion of the planned major smelter maintenance campaign in the prior period, Escondida sales increased mainly due to favourable feed grade, and higher concentrate throughput was achieved at the Spence Growth Option (SGO). Minimal disruptions from COVID-19 also supported higher volumes across the Group.
Change in controllable cash costs:		
Operating cash costs	(1,318)	Primarily due to unfavourable inventory movements to ensure consistent feed to SGO at Spence and drawdown of inventory built during SCM21 in the prior period at Olympic Dam. Inventory drawdowns also occurred at Nickel West to mitigate disruption caused by heavy rain at Mt Keith and third-party ore quality and delivery issues, as well as at Cerro Colorado in preparation for closure in December 2023. Our coal operations also experienced higher costs due to increased maintenance, labour costs and inventory drawdowns due to impacts of significant wet weather at BMA. NSWEC experienced higher freight costs at the NCIG coal export terminal.
Exploration and business development	(108)	Higher exploration spend for drilling activities at Oak Dam at Olympic Dam.
	(1,426)	
Change in other costs:		
Exchange rates	667	Impact of movements in the Australian dollar and Chilean peso against the US dollar.
Inflation	(1,412)	Impact of inflation on the Group's cost base.
Fuel, energy, and consumable price movements	(272)	Predominantly higher diesel, explosives and ammonia prices.
Non-cash	7	
One-off items	(411)	Includes the review of employee allowances and entitlements, and OZL acquisition costs.
	(1,421)	
Ceased and sold operations	(1,434)	Divestment of BHP's 80 per cent interest in BMC in FY2022.
New and acquired operations	57	Contribution from the recently acquired operations of OZL in FY2023.
Other items	(734)	Includes lower recovery of freight costs caused by movements in the freight index on continuous voyage charter (CVC) voyages and decreased profit from Antamina driven by lower average copper realised prices.
Underlying EBITDA for year ended 30 June 2023	**27,956**	

1 For information on the method of calculation of the principal factors that affect Underlying EBITDA, refer to OFR 10.2.

BHP | Annual Report 2023 | 21

4 Financial review continued

Business combinations

On 2 May 2023, the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net cash consideration of US$5.9 billion, being A$26.50 (at the average hedged exchange rate of AUD/USD 0.6681) per OZL share over 337,314,920 shares less US$0.1 billion of cash and cash equivalents acquired. Acquisition related costs of US$0.1 billion have been expensed and included in other operating expenses in the income statement.

For more information refer to Financial Statements note 29 'Business combinations'.

Cash flow

The following table provides a summary of the Consolidated Cash Flow Statement contained in Financial Statements 1.4, excluding the impact of foreign currency exchange rate changes on cash and cash equivalents.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Net operating cash flows from Continuing operations	**18,701**	29,285	25,883
Net operating cash flows from Discontinued operations	**–**	2,889	1,351
Net operating cash flows	**18,701**	32,174	27,234
Net investing cash flows from Continuing operations	**(13,065)**	(4,973)	(6,325)
Net investing cash flows from Discontinued operations	**–**	(904)	(1,520)
Net cash completion payment on merger of Petroleum with Woodside	**–**	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	**–**	(399)	–
Net investing cash flows	**(13,065)**	(6,959)	(7,845)
Net financing cash flows from Continuing operations	**(10,315)**	(22,734)	(17,884)
Net financing cash flows from Discontinued operations	**–**	(33)	(38)
Net financing cash flows	**(10,315)**	(22,767)	(17,922)
Net (decrease)/increase in cash and cash equivalents	**(4,679)**	2,448	1,467
Net (decrease)/increase in cash and cash equivalents from Continuing operations	**(4,679)**	1,578	1,674
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	**–**	1,952	(207)
Net cash completion payment on merger of Petroleum with Woodside	**–**	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	**–**	(399)	–

Net operating cash inflows from Continuing operations of US$18.7 billion decreased by US$10.6 billion. This is primarily due to significantly lower average realised prices and the inflationary impacts on the cost base partially offset by favourable foreign exchange movements.

Net investing cash outflows from Continuing operations of US$13.1 billion increased by US$8.1 billion. This increase primarily reflects the US$5.9 billion acquisition of OZL completed on 2 May 2023, higher capital expenditure of US$0.9 billion which includes major projects such as Jansen Stage 1 and also the non-recurrence of net proceeds received in the prior period related to the sale of BHP's 80 per cent interest in BMC to Stanmore Resources Limited of US$1.3 billion.

For more information on the acquisition of OZL and a breakdown of capital and exploration expenditure on a commodity basis refer to Financial Statements note 29 'Business combinations' and OFR 9 respectively.

Net financing cash outflows from Continuing operations of US$10.3 billion decreased by US$12.4 billion. This decrease mainly reflects lower dividends paid to BHP shareholders of US$4.6 billion and higher proceeds from interest bearing liabilities of US$7.0 billion primarily reflecting funding for the OZL acquisition.

For more information refer to Financial Statements note 21 'Net debt'.

Underlying return on capital employed (ROCE) of 28.8 per cent decreased by 19.9 percentage points (FY2022: 16.2 percentage point increase) reflecting the significant decrease in profit after taxation excluding net finance costs and exceptional items of US$10.9 billion primarily due to lower average realised prices and inflationary impacts on the cost base.

For more information on ROCE refer to OFR 10.

4.4 Debt and sources of liquidity

Our policies on debt and liquidity management have the following objectives:

- a strong balance sheet through the cycle
- diversification of funding sources
- maintain borrowings and excess cash predominantly in US dollars

Interest bearing liabilities, net debt and gearing

At the end of FY2023, Interest bearing liabilities were US$22.3 billion (FY2022: US$16.4 billion) and Cash and cash equivalents were US$12.4 billion (FY2022: US$17.2 billion). This resulted in Net debt of US$11.2 billion, which represented an increase of US$10.8 billion compared with the net debt position at 30 June 2022. This was primarily due to net investing cash flows (including the acquisition of OZ Minerals), and dividend payments, which more than offset the operating cash flows generated. Gearing, which is the ratio of Net debt to Net debt plus Net assets, was 18.7 per cent at 30 June 2023, compared with 0.7 per cent at 30 June 2022.

For more information on Net debt and gearing refer to Financial Statements note 21 'Net debt' and OFR 10.

During FY2023, gross debt increased by US$5.9 billion to US$22.3 billion as at 30 June 2023. This increase includes the drawdown of the US$5.0 billion OZ Minerals acquisition facility in April 2023 and US$2.75 billion US bond issuance in February 2023. The Group also redeemed £0.6 billion of 6.5 per cent GBP hybrid notes in October 2022, repaid €0.4 billion of 0.75 per cent EUR senior notes that matured on 28 October 2022 (the balance following an early repurchase program) and repaid CAD$0.8 billion of 3.23 per cent CAD senior notes that matured on 15 May 2023.

At the subsidiary level, Escondida repaid US$0.4 billion of debt and received proceeds from debt of US$0.5 billion including the refinancing of a US$0.3 billion loan facility due to mature in the period.

22 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Funding sources

In February 2023, the Group issued three tranches of USD bonds comprising US$1 billion 4.875 per cent bonds due 2026, US$1 billion 4.75 per cent bonds due 2028 and US$750 million 4.9 per cent bonds due 2033. In February 2023, the Group also entered into a US$5 billion syndicated loan facility to support the OZ Minerals acquisition and fully drew down on this facility in April 2023.

Our Group-level borrowing facilities are not subject to financial covenants. Certain specific financing facilities in relation to specific assets are the subject of financial covenants that vary from facility to facility, but this would be considered normal for such facilities.

In addition to the Group's uncommitted debt issuance programs, we hold the following committed standby facility:

	Facility available 2023 US$M	Drawn 2023 US$M	Undrawn 2023 US$M	Facility available 2022 US$M	Drawn 2022 US$M	Undrawn 2022 US$M
Revolving credit facility[1]	5,500	–	5,500	5,500	–	5,500
Total financing facility	5,500	–	5,500	5,500	–	5,500

1 The facility is due to mature on 10 October 2026. The committed US$5.5 billion revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2023, US$ nil commercial paper was drawn (FY2022: US$ nil), therefore US$5.5 billion of committed facility was available to use (FY2022: US$5.5 billion). A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group's credit rating.

For more information on the maturity profile of our debt obligations and details of our standby and support agreements refer to Financial Statements note 24 'Financial risk management'.

Information in relation to our material off-balance sheet arrangements, principally contingent liabilities, commitments for capital expenditure and commitments under leases at 30 June 2023 is provided in Financial Statements note 11 'Property, plant and equipment', Financial Statements note 22 'Leases' and Financial Statements note 34 'Contingent liabilities', respectively.

In our opinion, working capital is sufficient for our present requirements. The Group's Moody's credit rating changed from A2/P-1 to A1/P-1 outlook stable (long-term/short-term) on 28 February 2023. The Group's S&P Global rating has remained at A-/A-1 outlook stable (long-term/short-term). Credit ratings are forward-looking opinions on credit risk. Moody's and S&P Global's credit ratings express the opinion of each agency on the ability and willingness of BHP to meet its financial obligations in full and on time. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by an assigning rating agency. Any credit rating should be evaluated independently of any other information.

The following table expands on the net debt, to provide more information on the cash and non-cash movements in FY2023.

Year ended 30 June	2023 US$M	2022 US$M
Net debt at the beginning of the period	(333)	(4,121)
Net operating cash flows	18,701	32,174
Net investing cash flows	(13,065)	(6,959)
Net financing cash flows	(10,315)	(22,767)
Net (decrease)/increase in cash and cash equivalents from Continuing and Discontinued operations	(4,679)	2,448
Carrying value of interest bearing liability net (proceeds)/repayments	(4,893)	2,194
Carrying value of debt related instruments settlements/(proceeds)	677	–
Carrying value of cash management related instruments (proceeds)/settlements	(331)	(378)
Fair value change on hedged loans[1]	803	1,286
Fair value change on hedged derivatives[1]	(691)	(1,277)
Foreign currency exchange rate changes on cash and cash equivalents	(134)	(458)
Lease additions (excluding leases associated with index-linked freight contracts)	(472)	(736)
Acquisition of subsidiaries and operations[2]	(1,111)	–
Divestment and demerger of subsidiaries and operations	–	492
Other	(2)	217
Non-cash movements	(1,607)	(476)
Net debt at the end of the period	(11,166)	(333)

1 The Group hedges against the volatility in both exchange and interest rates on debt, and also exchange rates on cash, with associated movements in derivatives reported in Other financial assets/liabilities as effective hedged derivatives (cross currency and interest rate swaps), in accordance with accounting standards. For more information refer to Financial Statements note 24 'Financial risk management'.

2 US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Excludes US$104 million cash acquired which is included in Net investing cash flows.

Dividends

Our dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. The minimum dividend payment for the second half of FY2023 was US$0.67 per share. The Board determined to pay an additional amount of US$0.13 per share, taking the final dividend to US$0.80 per share (US$4.1 billion). In total, cash dividends of US$8.6 billion (US$1.70 per share) have been determined for FY2023.

BHP | Annual Report 2023 | 23

Western Australia Iron Ore Marble Bar Orebody 18 Newman Newman East Yandi Mining Area C South Flank Newman West Jimblebar Port Hedland – Newman Rail Line Goldsworthy Rail Line Chichester Deviation Finucane Island Karratha Great Northern Highway Yarrie South Hedland Nimingarra Karijini National Park Nelson Point Port Hedland Western Australia Existing operations Non-operational mines Port 24 BHP Annual Report 2023 5.1 Minerals Australia Minerals Australia includes operated assets in Western Australia, Queensland and New South Wales, focused on iron ore, metallurgical coal, nickel and energy coal. The commodities produced by our Minerals Australia assets are transported by rail and road to port and exported to our global customers. 5 Our assets Iron ore Western Australia Iron Ore Overview Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five open-cut operational mines in the Pilbara region of northern Western Australia, connected by more than 1,000 kilometres of rail infrastructure and port facilities. WAIO’s Pilbara reserve base is relatively concentrated, allowing development through integrated mining hubs connected to the mines and satellite orebodies by conveyors or spur lines. This approach seeks to maximise the value of installed infrastructure by using the same processing plant and rail infrastructure for several orebodies. Ore is crushed, beneficiated (where necessary) and blended at the processing hubs – Mt Newman operations (which has our beneficiation plant), Yandi, Mining Area C and Jimblebar – to create lump and fines products that are transported along the Port Hedland–Mt Newman rail line to the Finucane Island and Nelson Point port facilities at Port Hedland. There are four main WAIO joint ventures (JVs): Mt Newman, Yandi, Mt Goldsworthy (which includes the South Flank mining area) and Jimblebar. BHP’s interest in each is 85 per cent, with Mitsui and ITOCHU owning the remaining 15 per cent. The joint ventures are unincorporated, except Jimblebar. BHP, Mitsui, ITOCHU and POSCO are also participants in the POSMAC JV. BHP’s interest in POSMAC is 65 per cent. The ore from the POSMAC JV is sold to the Mt Goldsworthy JV. All ore is transported on the Mt Newman JV and Mt Goldsworthy JV rail lines. The Nelson Point port facility is owned by the Mt Newman JV and the Finucane Island facility is owned by the Mt Goldsworthy JV. On 7 September 2021, BHP received regulatory approval to increase our export capacity at WAIO’s Port Hedland operations up to 330 million tonnes per annum (Mtpa) (100 per cent basis). We are currently studying expansion alternatives for growth to 330 Mtpa with the feasibility study expected to be completed in CY2025. Our near-term focus remains on stable production of 290 Mtpa of iron ore. Successful tie-in of capital projects, including the port debottlenecking project, is expected to enable growth in excess of 305 Mtpa in the medium term. Key developments in FY2023 WAIO achieved record production of 253 million tonnes (Mt) or 285 Mt on a 100 per cent basis, reflecting continued strong supply chain performance, including rail performance and increased car dumper utilisation. South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024. South Flank mining has transitioned to full autonomous haulage. The mine’s 41 Komatsu 903E trucks and 185 pieces of ancillary equipment have been fitted with automation kits and are fully operational across the mine’s autonomous operating zones. Since March 2022, we have delivered more than 3,000 training modules to help our people upskill into new roles, both on-site and in our remote operations centre in Perth. This training helps ensure everyone understands and can work safely in and around our autonomous fleet. Yandi continues its end-of-life ramp down and is expected to provide supply chain flexibility with a lower level of production to continue for a few years. The Shiploader Automation Project has continued to see success with the automation largely complete on two shiploaders and work is advancing with automation equipment installed on seven of BHP’s eight shiploaders. Together with autonomous haulage rollouts at South Flank and Newman West, these initiatives are expected to deliver significant safety, production and cost improvements as well as new job and development opportunities. The Port Debottlenecking Project 1 is on track for completion in CY2024 with major milestones achieved to date, including the safe and successful completion of the stacker 6 upgrade and erection of the bucket wheel reclaimer 11 in the south yard. BHP signed an agreement with BP Australia for a trial to assess hydrotreated vegetable oil (HVO) performance, suitability and GHG emission reduction capability in mining equipment at our Yandi operations. The trial has provided valuable insight and knowledge in renewable diesel and will be used to evaluate how renewable diesel may be a practical complementary transition pathway to support BHP’s operational decarbonisation plan.

Operating and Financial Review | Governance | Financial Statements | Additional Information


BHP Mitsubishi Alliance (BMA)
North Queensland Export Terminal
Bowen
Collinsville
Goonyella Riverside
Dalrymple Bay
Mackay
Broadmeadow
BMA Hay Point Coal Terminal
Moranbah
Daunia
Caval Ridge
Peak Downs
Saraji
Dysart
Rockhampton
RG Tanna
Blackwater
Emerald
Blackwater
Gladstone
Queensland, Australia
BMA Mine
BMA Terminal
Terminal
Rail


NSW Energy Coal
Gunnedah
Tamworth
Quirindi
Muswellbrook
Mt Arthur
Singleton
Maitland
Cessnock
Newcastle
NSW, Australia
NSWEC
Port
Rail

Coal

BHP Mitsubishi Alliance

Overview

BHP Mitsubishi Alliance (BMA) (BHP ownership: 50 per cent) operates seven metallurgical coal mines – Goonyella Riverside, Broadmeadow, Daunia, Peak Downs, Saraji, Blackwater and Caval Ridge in the Bowen Basin, Queensland. BMA's mines are open cut, except for the Broadmeadow underground longwall operation. A small proportion of BMA's production is sold as energy coal. BMA has access to infrastructure, including a modern, multi-user rail network, and owns and operates its own coal-loading terminal at Hay Point, near Mackay. BMA has contracted capacity at two other multi-user port facilities – the Port of Gladstone (RG Tanna Coal Terminal) and Dalrymple Bay Coal Terminal (DBCT). In February 2023, we announced together with Mitsubishi Development Pty Ltd our intention to pursue options to divest the Daunia and Blackwater mines. The process for this potential divestment is progressing in line with our plans.

Key developments in FY2023

BMA production of 29 Mt (58 Mt on a 100 per cent basis) was in line with the prior period. The slowdown in production resulting from the significant wet weather experienced in the first three quarters was offset by strong underlying operational performance, in particular, continued improvement in truck productivity at Goonyella and Daunia following the completion of their transitions to autonomous fleet. Production for the period was further supported by a drawdown of raw coal inventory and improved labour availability compared to the prior period.

With the full automation of BMA's Daunia and Goonyella truck fleets complete, (the latter being the largest autonomous truck fleet used at an operating coal mine in the world) the safety and productivity benefits associated with these transformations are being realised by BMA. On safety, our high-potential vehicle interaction events are down 48 per cent at Daunia and Goonyella highlighting the compelling case for automation. With our teams trained and continuing to build further capability in the new roles required by automation, significant productivity improvement is being delivered across both operations (with Goonyella achieving its highest ever truck hours in May 2023) translating to more productive material movement with further upside potential.

During the year, BMA continued with the fabrication and installation of a replacement berth structure and shiploader at Hay Point Coal Terminal. The project is well advanced and the resilience of the shiploader to significant weather and major cyclone events has improved. The project is on track to commission the replacement berth structure and shiploader in Q1 FY2024.

While we intend to continue to invest in the productivity of our existing assets, BMA is not making significant new investments in Queensland given the changes to the royalty regime imposed by the State Government in FY2023, which have increased risk and reduced competitiveness of investments in the state.

New South Wales Energy Coal

Overview

New South Wales Energy Coal (NSWEC) (BHP ownership: 100 per cent) comprises the Mt Arthur Coal open-cut energy coal mine in the Hunter Valley. It has access to infrastructure in the Hunter Region, including a multi-user rail network and coal loading terminal access at the Port of Newcastle through Newcastle Coal Infrastructure Group (BHP ownership: 28 per cent) and Port Waratah Coal Services.

On 16 June 2022, we announced we would retain NSWEC in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of 2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Continuation of mining to the end of FY2030 is intended to provide the time to work with our people and the local community on an equitable change and transition approach as well as the time to plan and execute the necessary works for a positive legacy of BHP mining in the Hunter Valley.

Key developments in FY2023

NSWEC production increased by 3 per cent to 14.2 Mt driven by an improvement in weather conditions in the second half and an uplift in truck productivity compared to the prior period. Additional deployed capacity into a new mining area also resulted in an uplift in prime stripping volumes. Production for FY2024 is expected to be between 13 and 15 Mt.

Higher-quality products made up 77 per cent of sales, compared to 89 per cent in the prior period, reflecting the impacts of the change in export market conditions and the commencement of domestic sales under the New South Wales Government Coal Market Price Emergency Directions (Directions for Coal Mines) in the June 2023 quarter. The reservation allocation for FY2024 is expected to be at least 0.7 Mt in line with the Directions for Coal Mines.

The New South Wales Parliament passed legislation in late December 2022 amending the Energy and Utilities Administration Act 1987 to give the New South Wales Government powers to declare a 'coal market price emergency' and impose a price cap on coal used in New South Wales power generators. These powers were enacted immediately (for a period from 22 December 2022 until 30 June 2024) for existing coal producers who sold domestically and were then extended on 30 January 2023 to include export-only coal producers (including NSWEC).

NSWEC commenced delivering its allocation of 0.175 Mt per quarter as prescribed in the Directions for Coal Mines in April 2023. As NSWEC's cost of production exceeds the price cap prescribed under the Directions, NSWEC applied for a higher cap price utilising the process and guidance provided by the New South Wales Government and the Australian Energy Regulator (AER), which was granted in June 2023.

BHP | Annual Report 2023 | 25

Mt Keith West Musgrave Cli_s Leinster Mt Keith Satellite (Yakabindie) Albany Ravensthorpe Kambalda Concentrator Newman Fremantle Geraldton Perth Kwinana Refinery Kalgoorlie Smelter Western Australia Nickel West Port Highway Nickel West 26 BHP Annual Report 2023 5 Our assets continued Nickel Nickel West Overview Nickel West (BHP ownership: 100 per cent) is a fully integrated nickel business located in Western Australia, with three streams of concentrate. It comprises open-cut and underground mines, concentrators, a smelter and refinery. Nickel West owns the majority of tenements of known resource in the Agnew-Wiluna basin in Western Australia. Disseminated sulphide ore is mined at the Mt Keith open-pit operation and Mt Keith Satellite mine (Yakabindie) and crushed and processed on-site to produce nickel concentrate. Nickel sulphide ore is mined at the Cliffs and Leinster underground mines and processed through a concentrator and dryer at Leinster. A concentrator plant in Kambalda processes ore and concentrate purchased from third parties. The three streams feed the Kalgoorlie nickel smelter, which uses a flash furnace to produce nickel matte. The Kwinana nickel refinery then turns this into nickel powder, briquettes and nickel sulphate. Key developments in FY2023 Nickel West production increased by 4 per cent to 80 kilotonnes (kt) due to an increased proportion of concentrate and matte products and inventory drawdowns. This was partially offset by the slower than planned ramp up of the refinery following planned maintenance in the December 2022 quarter and a heavy rain event at the Mt Keith operations in early April 2023 impacting mine progression. During the year, Nickel West experienced ongoing issues with the quality and volume of ore deliveries from Mincor Resources containing high levels of arsenic, and in March advised it would no longer accept off-specification product. In the second half, Nickel West purchased more third-party products compared to the first half, including higher cost third-party concentrate to offset the impact of the ore supply issues. In conjunction with Nickel West, TransAlta has completed the construction of the Northern Goldfields Solar Project, a large-scale, off-grid mining solar and battery energy storage system, to help power Nickel West’s Mt Keith and Leinster operations. The project includes a solar farm at Mount Keith and a solar farm and battery energy storage system at Leinster. Early-stage project commissioning began in the June 2023 quarter with energisation due for completion in August 2023. The project will reduce Scope 2 emissions and is a key deliverable in Nickel West’s Path to Net Zero strategy. West Musgrave Overview The West Musgrave Project (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is a greenfield nickel and copper project located on Ngaanyatjarra Country in the West Musgrave Ranges of Western Australia, approximately 1,300 kilometres northeast of Perth and 1,400 kilometres northwest of Adelaide, near the intersection of the borders of Western Australia, South Australia and the Northern Territory. Key developments in FY2023 A final investment decision was taken in September 2022 with construction commencing in the December 2022 quarter (prior to the acquisition of OZ Minerals by BHP). Initial project activities focused on the continued recruitment of project execution and operations readiness personnel, procurement of certain long-lead items, execution of key contracts and critical path on-site activities. Site activities have progressed safely, including the commencement of bulk earthworks to establish key infrastructure such as the minerals processing plant and living hub. Other key activities include quarry operations, mobilisation and commissioning of concrete batch plant facilities as well as installation of the construction village and facilities.

Existing operations Project OZ Minerals BHP transmission line South Australia Prominent Hill Olympic Dam Oak Dam Carrapateena ~180km ~180km Copper South Australia Operating and Financial Review Governance Financial Statements Additional Information BHP Annual Report 2023 27 5.2 Copper South Australia Copper South Australia comprises surface and underground mining operations in one of the world’s most significant copper, gold, silver and uranium basins. Copper South Australia was formed upon our acquisition of OZ Minerals in May 2023 and combines our Olympic Dam operated asset with the acquired operated assets of Carrapateena and Prominent Hill. The underground mining and conventional crushing operations of Carrapeteena and Prominent Hill produce copper concentrate and are located in close proximity to the mining and integrated crushing, grinding, concentrating, smelting and refining operations of Olympic Dam, which produces copper cathode. The commodities produced by Copper South Australia are transported by road and rail to our domestic customers and via the Adelaide and Whyalla ports to be exported to our global customers. Copper Olympic Dam Overview Located on Kokatha Country in the Gawler Craton, South Australia, Olympic Dam (BHP ownership: 100 per cent) is one of the world’s most significant deposits of copper, gold, silver and uranium. It comprises underground and surface operations and is a fully integrated processing facility from ore to metal. Ore mined underground is hauled by an automated train system to crushing, storage and ore hoisting facilities or trucked directly to the surface. Olympic Dam has a fully integrated metallurgical complex with a grinding and concentrating circuit, a hydrometallurgical plant incorporating solvent extraction circuits for copper and uranium, a copper smelter, a copper refinery, including an electro-refinery and an electrowinning-refinery, and a recovery circuit for precious metals. Key developments in FY2023 Olympic Dam achieved a record cathode production outcome under BHP operatorship of 212 kt, primarily driven by record concentrator and smelter performance. Record total material milled was achieved at 10.8 Mt (10.5Mt FY2011) and record concentrate smelted was achieved at 508 kt (471 kt FY2016). The strong plant performance was delivered following the successful major smelter maintenance campaign in FY2022 and through debottlenecking programs of existing facilities. Record gold production was also delivered in FY2023 at 186 thousand troy ounces (koz) (146 koz FY2021). The underground mine continues to develop further into the Southern Mine Area, with ~65 per cent of total ore production currently from this part of the mine. Average copper grade remains strong at 2.04 per cent and investment over the past few years has enabled mine performance to lift to 9.3 Mt (8.8 Mt FY2022). The short-term focus is on optimising operational performance and debottlenecking existing facilities to further improve production performance. Olympic Dam signed a renewable Power Purchase Agreement (PPA) with Neoen, which is expected to meet half of Olympic Dam’s electricity needs from FY2026 based on current forecast demand. On 29 March 2023, BHP received environmental approval from the South Australian State Government for Oak Dam’s next phase exploration program. Resource definition drilling has since increased to nine deep directional diamond drill rigs on the exploration licence (EL) at the end of FY2023 with 11 rigs planned by November 2023. BHP is also installing a 150-room accommodation village and support facilities adjacent to the drilling target area. Carrapateena Overview Carrapateena (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Kokatha Country in the Gawler Craton, South Australia, approximately 180 kilometres by road southeast of Olympic Dam and 160 kilometres north of Port Augusta. Underground mining at Carrapateena is by sub-level caving. Conventional crushing, grinding and flotation produces copper concentrate. Key developments in FY2023 In the two months since acquisition, Carrapateena produced 11.7 kt of copper concentrate. The Carrapateena cave safely propagated to surface at the end of CY2022 (prior to the acquisition of OZ Minerals by BHP), which was an important de-risking event for the mine. Progress was also made on converting the bottom half of the Carrapateena mine from a sub-level cave to a block cave, with the aim of unlocking the mine’s potential to be a multigenerational, low quartile cash cost producing province. Significant progress was made during the year on enabling underground infrastructure, such as crushers and ventilation. The tailings storage facility main embankment Stage 2 lift was completed and a new regrind mill was commissioned. Prominent Hill Overview Prominent Hill (BHP ownership: 100 per cent; acquired as part of OZ Minerals) is an underground copper, gold and silver mine located on Antakirinja Country in the Gawler Craton, South Australia, 200 kilometres northwest of Olympic Dam. Prominent Hill was first developed as an open-pit mine, however, mining activities are currently principally underground via sub-level open stoping. Conventional crushing, grinding and flotation produce copper concentrate. Key developments in FY2023 In the two months since acquisition, Prominent Hill produced 8.2 kt of copper concentrate. Tuuka, the main access decline that enables shaft sinking, continued to progress. Shaft works advanced, including shaft pre-sinking with the pilot hole complete and back reaming underway. Headframe lift is anticipated in early FY2024. The installation of underground primary ventilation fans was completed. Work on the permanent refrigeration works advanced with the supply and installation of the condenser units and supporting structure.

5 Our assets continued

5.3 Minerals Americas

The Minerals Americas asset group includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the United States and Brazil.

Our operated copper assets in the Americas, Escondida and Pampa Norte, are open-cut mines that produce copper concentrate and copper cathodes. The non-operated assets in the Minerals Americas portfolio are open-cut mines that produce copper (Antamina) and iron ore (Samarco). We have a 100 per cent interest in the Jansen Potash Project in Canada and a 45 per cent interest in the Resolution Copper Project in the United States. The commodities produced by our Minerals Americas assets are transported to port by pipeline, rail or road and exported to customers around the world.


Escondida and Pampa Norte
PERU
Chile
Mine
Cerro Colorado
Iquique
BOLIVIA
Pica
Pacific Ocean
CHILE
Tocopilla
Calama
Spence
Mejillones
Antofagasta
ARGENTINA
Minera Escondida

Copper

Escondida

Overview

Escondida (BHP ownership: 57.5 per cent) is a leading producer of copper concentrate and cathodes, with by-products including gold and silver and cathodes. It is located in the Atacama Desert in northern Chile.

Escondida's two pits feed three concentrator plants, as well as two leaching operations (oxide and sulphide).

Key developments in FY2023

Escondida copper production increased by 5 per cent to 1,055 kt primarily due to higher concentrator feed grade of 0.82 per cent, compared to 0.78 per cent in FY2022. The positive impact of the higher grade was partially offset by the impact of road blockades across Chile as part of civil unrest in the December 2022 quarter, which reduced availability of some key mine supplies. Full-year production came in at the low end of revised guidance largely as a result of measures implemented to manage geotechnical events in a high-grade section of the Escondida pit. These included a resequencing of the mine plan, resulting in lower-than-anticipated volumes of mined ore and increased processing of lower grade stockpiles through the concentrators. Escondida Cathodes was awarded the Shingo prize for operational excellence by the Shingo Institute – an organisation that helps companies achieve operational excellence through the principles in the Shingo Model – Cultural Enablers, Continuous Improvement, and Enterprise Alignment.

Pampa Norte

Overview

Pampa Norte (BHP ownership: 100 per cent) consists of two assets in the Atacama Desert in northern Chile – Spence and Cerro Colorado.

Spence produces copper cathodes and copper concentrate, with by-products including gold, silver and molybdenum.

Cerro Colorado produces copper cathodes. Its current environmental licence expires at the end of CY2023.

Key developments in FY2023

Pampa Norte copper production increased by 3 per cent to 289 kt, including a record 240 kt at Spence and 49 kt at Cerro Colorado. This was largely a result of higher concentrator throughput at the Spence Growth Option (SGO), partially offset by lower production at Cerro Colorado as it transitions towards closure.

We continue to closely monitor the previously identified anomalies in the Spence tailings storage facility (TSF) and are aiming to ensure safe operational conditions. In order to remediate the anomalies, changes to the original TSF design will be required and further study is being undertaken. In collaboration with the Engineer of Record, Independent Tailings Review Board and expert consultants, work is ongoing to finalise the schedule, scope and cost of the TSF design, including through studies, site characterisation and modelling. Production guidance at Spence remains subject to the remediation of the TSF anomalies.

Cerro Colorado is transitioning to closure by December 2023. Operating costs at Cerro Colorado are expected to be approximately US$70 million and US$45 million for the December 2023 and June 2024 half years, respectively. We are exploring options to extend the life of Cerro Colorado, including through the use of leaching technologies and desalinated water, which could see the operation restart in approximately 2030, subject to environmental approvals.


Jansen Potash Project
Saskatchewan, Canada
BHP project
BHP mineral leases
Prince Albert
Wolverine
Burr
Saskatoon
Jansen
Young
Boulder
Yorkton
Melville
Moose Jaw
Regina
Assiniboia
Weyburn

Potash

Jansen Potash Project

Overview

The Jansen Potash Project (BHP ownership: 100 per cent) is located about 140 kilometres east of Saskatoon, Canada.

Jansen's large resource provides the opportunity to develop the project in stages, with Jansen Stage 1 (Jansen S1) expected to produce approximately 4.35 Mt of potash per annum on completion, which is expected in late CY2026, and sequenced brownfield expansions of up to 12 Mtpa (approximately 4 Mtpa per stage).

BHP holds mineral leases covering around 9,600 square kilometres in the Saskatchewan potash basin.

Key developments in FY2023

Jansen S1 is tracking in line with our plan and was 26 per cent complete as at 30 June 2023. During FY2023, we completed all piling activities for the mill and storage facilities. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024.

28 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Non-operated minerals joint ventures


Antamina
0
50km
Huari
Huaraz
San Marcos
Antamina mine
Huarmey
Punta Lobitos
Huari Province, Ancash, Peru
Antamina mine
Port
Pipeline
Lima


Resolution Copper
East Clear Creek
Arizona, USA
Tangle Creek
17
Cave Creek
Turkey Creek
Resolution Copper
Route
Phoenix
60
60
Oak Flat
Resolution Copper
Dripping Springs
Mt Graham
10
Mt Lemmon
Tucson
Mica Mountain
Kitt Peak
USA
10
19
Appleton Ranch
MEXICO

Copper

Antamina

Overview

Antamina (BHP ownership: 33.75 per cent) is a large, low-cost copper and zinc mine in north central Peru with by-products, including molybdenum and silver. Antamina is operated independently by Compañia Minera Antamina S.A.

Key developments in FY2023

Antamina copper production decreased by 8 per cent to 138 kt (BHP share) reflecting lower copper feed grades, partially offset by higher throughput. Zinc production was 1 per cent higher at 125 kt (BHP share) reflecting higher throughput.

In FY2022, Antamina submitted to Peruvian authorities a Modification of the Environmental Impact Assessment to sustain mine life from 2028 to 2036 entirely within Antamina's current operational area. During FY2023, Antamina continued to monitor the progress of the permitting process and provided supplementary information to the Peruvian authorities as required.

Resolution Copper

Overview

Resolution Copper (BHP ownership: 45 per cent), located in the US state of Arizona, is operated by Rio Tinto (55 per cent ownership interest). Resolution Copper is one of the largest undeveloped copper projects in the world and has the potential to become one of the largest copper producers in North America. The Resolution Copper deposit lies more than 1,600 metres beneath the surface.

Key developments in FY2023

During FY2023, Resolution continued the engineering and permitting phase of the project. The project is subject to a federal permitting process led by the US Forest Service. The US Forest Service published a Final Environmental Impact Statement in January 2021, which was rescinded in March 2022 to allow additional environmental analysis and consultation with Native American Tribes. The US Forest Service has indicated there is no timeline for republication of the Final Environmental Impact Statement and the process is subject to three lawsuits, which have been filed against the US Forest Service on behalf of Native American Tribe members and non-government organisations. Resolution has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and other stakeholders while also collaborating to create shared value opportunities. The US Government has continued to consult with Native American Tribes. Through the process of consultation, the US Government has identified areas of cultural heritage and mitigation strategies. The consultation process has led to changes in the project design to mitigate potential impacts.

Iron ore

Samarco

Overview

Samarco (BHP ownership: 50 per cent) comprises a mine and three concentrators located in the Brazilian state of Minas Gerais, and four pellet plants and a port located in Anchieta in the state of Espírito Santo. Three 400-kilometre pipelines connect the mine site to the pelletising facilities. Samarco is operated independently by Samarco Mineração S.A. Samarco's main product is iron ore pellets. Pellets are independently marketed by Samarco and sold to customers around the world.

Samarco's operations were suspended in November 2015 after the Fundão dam failure. Since its restart in December 2020, 80 per cent of the tailings generated are filtrated and dry stacked, and 20 per cent are deposited in a confined pit enabling Samarco to operate without a conventional tailings dam structure.

Key developments in FY2023

Samarco produced 4.5 Mt of iron ore pellets and ore fines in FY2023 (BHP share). Samarco is currently operating at 26 per cent of its total 26 Mtpa production capacity and has shipped more than 20 Mt of pellets and fines since the resumption of operations in December 2020. In June 2023, Samarco received investment approval to increase its production capacity to approximately 60 per cent of its full production capacity by early CY2025. This will involve restarting the second concentrator and third pelletising plant, expanding the existing filtration plant and increasing the mine fleet.

Samarco has been progressively decommissioning its upstream tailings dam structures in accordance with Brazilian legislation. During FY2023, decommissioning works for the smaller of the two tailings dams, the Germano Pit dam, were completed. The progressive decommissioning of the remaining upstream tailings dam structure, the Germano Main dam, is planned for completion by FY2029. These structures have been certified by independent third parties as stable and are following local stability and monitoring requirements.

Samarco is continuing broader studies to review solutions for Samarco to operate without tailings dams beyond FY2030. For more information on the Fundão dam failure and the response refer to OFR 7.

BHP | Annual Report 2023 | 29

30 BHP Annual Report 2023 LNG bulk carrier Mount Tourmaline 5 Our assets continued 5.4 Commercial BHP’s Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities. Sales and Marketing Sales and Marketing connects BHP’s resources to market through commercial expertise, sales and operations planning, customer insights and proactive risk management. It presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain. Maritime and Supply Chain Excellence Maritime and Supply Chain Excellence manages BHP’s enterprise-wide maritime transportation strategy and the chartering of ocean freight to meet BHP’s inbound and outbound transportation needs. It focuses on supply chain excellence and sourcing cost-efficient marine freight in addition to partnering within the maritime ecosystem on initiatives intended to support reductions in the GHG emission intensity of BHP-chartered shipping of our products. It also seeks to manage supply chain risk by vetting the safety performance of the ships loading BHP cargo. Procurement Our global Procurement team connects asset teams and suppliers to procure the goods and services used by our projects, operated assets and functions globally. Procurement partners with our suppliers to optimise equipment performance, reduce operating costs, optimise working capital and generate social value. Through innovation, we work with suppliers to support reductions in the GHG emission intensity of inbound goods and services and the operational GHG emissions of our operated assets. Procurement manages supply chain risk, fosters supplier innovation and looks to develop positive and enduring relationships with global suppliers and local businesses in the communities where we operate. Market Analysis and Economics Our Market Analysis and Economics team develops BHP’s proprietary view on the outlook for commodity demand and prices, as well as our input costs, the world economy and financial markets and the impact of climate change. The team works with our Procurement, Maritime and Sales and Marketing sub-functions to help optimise end-to-end commercial value and with the Portfolio Strategy and Development and External Affairs functions to identify and respond to long-run strategic changes in our operating environment.

Operating and Financial Review | Governance | Financial Statements | Additional Information

6 Sustainability

Sustainability is key to our purpose of bringing people and resources together to build a better world. We seek to achieve our purpose through collective effort, including partnering with suppliers and customers to make our business more sustainable and contribute to global sustainable development goals.

For more information on BHP's approach to and definition of sustainability refer to this OFR 6 and Additional information 10.4

6.1 Safety

A culture that embraces care and trust as core values is fundamental to achieving improved outcomes.

Our highest priority is to protect the safety and wellbeing of our workforce and the communities where we operate. Tragically, we lost two of our colleagues in FY2023. We recognise the severity and impact of these events and place importance on continuing to provide support to families, friends and colleagues of Jody Byrne at Western Australia Iron Ore (WAIO) and Nathan Scholz at Olympic Dam.

We continue to focus on building resilience within our safety systems and processes, by identifying areas of organisational improvement and strengthening our control environment.

Our leaders are also reinforcing that it is safe to speak up in their engagements with our workforce in order for us to learn and improve. We recently held a senior leadership conference dedicated to safety and senior leaders cascaded key themes from the conference to their teams to help re-emphasise the importance of working together to build and sustain a strong safety culture.

The investigation into Jody Byrne's death has been completed and findings shared with industry peers. The Olympic Dam investigation into Nathan Scholz's death is ongoing. Through the investigations into these events, we will seek to identify lessons that can be shared and applied across our whole organisation to prevent or significantly reduce the likelihood and severity of recurrence, including potential ongoing improvements to our risk framework and underpinning culture.

We also recognise it is vital to learn from everyday successful work and from others across the mining and other high-risk industries in our effort to learn faster and improve our approach to workplace safety.

In FY2023, as part of our safe, inclusive and future-ready workforce social value pillar, our criteria for reporting life-altering injuries and illnesses was further developed.

Life-altering injuries and illnesses include cases that are serious at the point of diagnosis as well as those cases that may initially be considered less severe but may result in the prolonged inability to return to full duties. By measuring this metric, we believe we can better focus our organisational efforts on reducing these injuries and illnesses from occurring and improve our return-to-work management strategies and workforce health and wellbeing.

Our safety performance

In FY2023 we recorded:[1]

- two fatal incidents in which two colleagues lost their lives
- an increase of 13 per cent in the high-potential injury frequency rate from FY2022. The highest number of events with potential for one or more fatalities was related to vehicle and mobile equipment accidents. High-potential injury trends remain a primary focus to assess progress against our most important safety objective, eliminating fatalities
- an increase in total recordable injury frequency (TRIF) of 9 per cent from FY2022. The highest number of recordable injuries was related to slips, trips and falls for employees, followed by caught between objects. For contractors, the highest number of recordable injuries was for caught between objects
- a consistent application of field leadership activities, which occurred at a 'sustainable frequency rate' of 9,383 activities per million hours worked with over 1.6 million activities completed. Scheduled activities compared to non-scheduled activities increased by 3 per cent from FY2022 and coaching increased by nearly 3 per cent from FY2022
- four safety fines at our operated assets

We have a sustained focus on improving our management of risk, via our existing programs and systems, such as:

- Fatality Elimination Program
- Integrated Contractor Management Program
- Field Leadership Program

1 Data excludes OZ Minerals.

Performance data – workforce health and safety for FY2023[1,2]

High-potential injury events[3]

Year ended 30 June	2023	2022	2021	2020
High-potential injuries[4,7]	30	24	33	42

	Employees	Contractors
High-potential injury frequency[5]	0.03	0.04

Total recordable injury frequency (per million hours worked)

Year ended 30 June	2023	2022	2021	2020
Total recordable injury frequency[6]	4.5	4.1	3.8	4.3

	Employees	Contractors
Total recordable injury frequency[5]	1.01	0.81

1 Data excludes OZ Minerals.
2 Data excludes OZ Minerals exposure hours and Discontinued operations, as follows: BHP Mitsui Coal (sale completed 3 May 2022) and operated assets in our Petroleum business up to the date of the merger with Woodside (1 June 2022).
3 High-potential injury includes injuries with fatality potential. The basis of calculation was revised in FY2020 from event count to injury count as part of a safety reporting methodology improvement.
4 One additional event from FY2022 was reclassified to be a high-potential injury post FY2022, updating the total from 23 to 24.
5 Employee and contractor frequency per 200,000 hours worked.
6 Combined employee and contractor frequency per 1 million hours worked.
7 OZ Minerals exposure hours and high-potential injuries are excluded from this calculation. Since the acquisition of OZ Minerals on 2 May 2023, there have been three high-potential injuries recorded at former OZ Minerals assets.

We aim to continue to enhance the application of these programs and systems in FY2024 and to continue to learn and improve. We greatly value the opportunity to learn from and collaborate with others across our industry and within similar high-risk work environments. An example of this is our key role in supporting the International Council on Mining and Metals (ICMM) in its work to encourage the development and adoption of capable solutions across diesel particulate matter emission reduction and the elimination of fatalities related to vehicle interaction.

Fatality Elimination Program

The tragic loss of two colleagues has amplified the importance of our Fatality Elimination Program (FEL) even further. It is paramount that we learn and improve from these tragic events and remain committed to our goal to have no fatalities.

We are seeking to enhance the effectiveness of the Fatality Elimination Program by operationalising our recent fatality investigation learnings. While BHP's top 10 material risks are predominately associated with actual high-potential and near miss events, which has driven the development of Fatality Elimination Program control management plans at our assets, we recognise there are ongoing improvement opportunities relating to the development, verification and validation of critical controls for other material risks.

In FY2023 we:

- continued implementation of the five-year fatality elimination roadmap, including the recommended sequencing of strengthened controls based on effort, cost and near miss reduction impact
- continued our ongoing quarterly review routine of high-potential near miss and actual events to ensure we remain focused on the relevant risks and conditions that may increase the likelihood of accidents
- undertook an internal audit across Minerals Australia operated assets (December 2022) to assess the adequacy of controls identified under the respective Fatality Elimination Program plans. Key audit findings and recommendations identified the opportunity to improve the approach to the overall FEL program progress reporting and provision of supporting evidence. A Minerals Americas operated assets audit is planned for FY2024

The fatality risk management framework will be reviewed to determine if there are any opportunities for improvement in FY2024 following a review of the fatality investigation findings.

Integrated Contractor Management Program

Our commitment to safety includes for the many thousands of contractors who represent a large part of our total workforce.

Our Integrated Contractor Management Program is designed to make it safer and easier for contractors to work with us. Introduced in FY2020, the program is focused on building long-term mutually beneficial relationships, integrating and simplifying processes and systems, and creating an inclusive, respectful and

BHP | Annual Report 2023 | 31

32 BHP Annual Report 2023 6 Sustainability continued 6.2 Our sustainability approach Our approach to sustainability includes identifying opportunities to create a positive contribution to society through social value. Our approach to social value, including the targets and goals we have set for ourselves, is outlined in OFR 6.5. We recognise our business interacts with a range of material sustainability issue areas and governance of our approach to managing our potential and actual impacts is key to operating more sustainably. For information on governance of sustainability refer to OFR 6.3 Reporting standards and frameworks We commit to a number of sustainability frameworks, standards and initiatives and we disclose data both as required by law and according to the requirements of those frameworks, standards and initiatives. This is detailed in the BHP ESG Standards and Databook 2023. The BHP ESG Standards and Databook 2023 is available at bhp.com/sustainability In FY2023, we engaged with government, standard setting regulatory bodies and organisations on new standards or updates to existing standards and investor-led initiatives including providing feedback to: – the Global Reporting Initiative (GRI) on the Mining Sector Standard exposure draft – the Taskforce on Nature-related Financial Disclosures (TNFD) Forum – the International Sustainability Standards Board (ISSB) – the Australian Government’s initial consultation on climate-related financial disclosure caring workforce culture. Since its introduction, the program has standardised roles and responsibilities of contract owners and promoted improved partnerships with BHP service providers. We undertook assurance and audit activities in FY2023, assessing controls against the global Our Requirements for Contractor Management standard and continued to use the contractor perception survey in parallel with our employee perception survey. Field Leadership Program Leaders spending time in the field helps maintain safe operations. Our global Field Leadership Program encourages the workforce to provide feedback to their leaders about safety to reinforce an interdependent culture of safety. It involves leaders engaging with workers in the field to drive a common approach to improving health, safety and environment (HSE) performance. The program helps verify that critical safety controls are in place, being applied and are effective in managing risks that have the potential to result in fatalities. In FY2023 we: – continued to improve the quality of field leadership activities by increasing coaching and delivery of field leadership engagements – conducted field leadership activities to support the verification of risks that have the potential to result in fatalities across our operated assets – continued to embed the global, standardised field leadership procedure designed to increase the effectiveness of field leadership activities across the business – leveraged predictive data analytics to initiate a ‘critical control observation uplift program’ during the end of the calendar year holiday season, to focus each respective operation on potential hot spots and blind spots More information on safety is available at bhp.com/safety Our sustainability approach Sustainability To bring people and resources together to build a better world Our purpose Our operating model 3 1 2 Our Charter values Our strategy Our Requirements Sustainability standards Opportunity and threat management Thriving, empowered communities Responsible supply chain Decarbonisation Healthy environment future-ready workforce Safe, inclusive and Indigenous partnerships 1 Purpose led Our purpose underpins everything that we do and is central to our sustainability approach. 2 Strong foundations Through Our Charter values, strategy and operating model, we set the direction for the way we do business. Strong foundations are created through meeting our compliance obligations and operating within social licence as managed through Our Requirements standards, which set the minimum standard for BHP, opportunity and threat management, and meeting the sustainability standards that we commit to. 3 Social value Building on strong foundations, we aspire to create social value for society that is purposeful, proactive, mutually beneficial and respectful.

Governance Financial Statements Additional Information BHP Annual Report 2023 33 Operating and Financial Review Our Modern Slavery Statement 2023, prepared under the Australian Modern Slavery Act (2018) and UK Modern Slavery Act (2015), provides additional information regarding our management of modern slavery risks. Our Modern Slavery Statement 2023 is available at bhp.com/-/media/Documents/Investors/Annual-Reports/2023/230822_ bhpmodernslaverystatement2023 OZ Minerals integration We are integrating the former OZ Minerals’ operations and functions into our business, following our acquisition of OZ Minerals on 2 May 2023. We will seek opportunities to learn from and leverage effective practices from OZ Minerals as we integrate. OZ Minerals Limited released its most recent Annual Report and Sustainability Review in February 2023, which outlined its sustainability performance during CY2022. Consistent with BHP, OZ Minerals adopted the GRI Standards and the recommendations of the Taskforce on Climaterelated Financial Disclosures (TCFD) as the basis to prepare and report its sustainability disclosures. OZ Minerals received reasonable assurance over the energy and GHG emission data for its Australian assets and limited assurance over selected sustainability information within its Annual Report and Sustainability Review and 2022 Sustainability Review Databook. In the identification of our material sustainability topics, we have included consideration of the sustainability issues that OZ Minerals identified as material for disclosure through its materiality assessment in 2022. For more information refer to OFR 6.4 This Report includes the OZ Minerals sustainability-related data and information that is required to be disclosed under legal and regulatory requirements or necessary to meet applicable voluntary standards and benchmarks. Specific OZ Minerals data and information are noted in certain sections, such as workforce gender metrics and material climate-related transition and physical risks, where expressly stated, but not otherwise. During FY2024, we will focus on integrating and aligning OZ Minerals’ preacquisition approach and relevant performance-related data into our sustainability reporting and assurance processes to allow for more detailed disclosure across the full suite of material sustainability topics in the BHP Annual Report 2024 and supplementary materials (e.g. our ESG Standards and Databook). For more information on OZ Minerals’ sustainability performance for CY2022 refer to OZ Minerals’ 2022 Annual Report and Sustainability Review and 2022 Sustainability Review Databook, published in February 2023, as well as OZ Minerals’ 2022 Modern Slavery Statement, which was approved by the Board of OZ Minerals Limited on 5 April 2023 and published on 1 May 2023 6.3 Sustainability governance We define our approach to sustainability through Our Charter, which is governed through the Our Requirements standards. These standards describe our mandatory minimum performance requirements and provide the foundation to develop and implement management systems at our operated assets. The BHP Board has oversight of our approach to and delivery on sustainability and is supported by each of its Committees. For more information on BHP’s governance structure, including the work of the Board and each Committee, refer to the Corporate Governance Statement. For more information on the governance of climate change refer to OFR 6.12 In March 2023, we expanded management’s Climate Change Steering Committee to a Sustainability and ESG Steering Committee (SteerCo) with the purpose of facilitating review of a broader range of cross-functional and strategic issues relating to key sustainability and ESG topics. The key responsibilities of the SteerCo relating to climate change have not changed from FY2022. The membership of the SteerCo includes the Chief Legal, Governance and External Affairs Officer, the Chief Operations Officer, the Chief Commercial Officer and the Presidents of Minerals Americas and Minerals Australia from the Executive Leadership Team (ELT) as well as sustainability and ESG leaders within BHP. Matters considered by the SteerCo may also be subject to review or approval by the ELT, and the Board or its Committees in accordance with their remits. Prior to its expansion, the Climate Change SteerCo met twice in FY2023 and the expanded Sustainability and ESG SteerCo met once during FY2023. They discussed topics including our social value scorecard and preparation for emerging mandatory climate-related reporting requirements. 6.4 Material sustainability topics Annual sustainability materiality assessment Each year we identify the sustainability topics most material to our business partners and stakeholders. These considerations inform our approach to sustainability. In alignment with the recommendations of the GRI, we consider the actual and potential negative and positive impacts of our business in order to determine our material sustainability topics. As part of our assessment, we considered a broad range of inputs, including BHP’s group priority and emerging risks, information recorded in our internal event management system, our social value framework, insights from interviews with senior leaders and subject matter experts across the business and the sustainability issues OZ Minerals identified as material for disclosure through its materiality assessment in 2022. We sought to ensure our external partners’ and stakeholders’ perspectives informed our assessment by including consideration of issues raised at our Annual General Meeting and investor roundtables, industry sustainability standards and guidance, sustainability-related regulatory focus areas, relevant media articles about our impacts and input from the Forum on Corporate Responsibility. Our material sustainability topics were reviewed by the Sustainability Committee. For more information on our assessment refer to bhp.com/sustainability The material sustainability topics identified through this assessment are shown against our social value pillars and are largely consistent with FY2022 as illustrated in the table on page 34. Respecting human rights We recognise sustainability topics, if not carefully managed, can adversely impact people’s human rights. Governance and capability The basis for BHP’s human rights approach is an ongoing commitment to operate in a manner consistent with the United Nations Guiding Principles on Business and Human Rights (UNGPs) and the 10 UN Global Compact Principles. Our Human Rights Policy Statement details our commitment to respecting human rights, including the additional issue-specific human rights standards we seek to adhere to, as well as the systems and processes set out for our people, business partners and other relevant parties. In FY2023, we completed a review of the Human Rights Policy Statement, identifying an opportunity to simplify its format and language to state our expectations for human rights due diligence and other practices more clearly. The updated Human Rights Policy Statement was approved by the Board in February 2023. Our Code of Conduct (Our Code) which applies to everyone who works for us, with us or on our behalf, and Our Code training covers our expectations in relation to human rights. Due diligence We recognise our business activities may create human rights risks and potential impacts across several different areas. In FY2023, all operated assets and exploration regions completed human rights baseline studies, which seek to provide an objective baseline of the external human rights context in the regions where we operate. These studies include a review of the national and regional human rights policies, frameworks and issues as well as analysis of priority human rights risks and issues for the communities that host our operations, such as labour conditions, environment, community wellbeing and Indigenous rights. Building on the findings of the baseline studies, we are progresing Human Rights Impact Assessments at all operated assets and exploration regions, expected to be completed in FY2024. These assessments seek to compare asset and exploration plans with the external context to identify and prioritise potential and actual human rights risks, impacts and opportunities for management.

6 Sustainability continued

FY2023 material topics and overview of potential and actual impacts

Social value pillar	Material topic Overview of potential and actual impacts	SDG index	Read more
Decarbonisation	**Climate change** We recognise climate change may pose risks to fundamental human rights, including the rights to life, health, food and an adequate standard of living. We continue to work towards our climate change targets and goals and the implementation of our climate change adaptation strategy.	7, 13	6.12 Climate change
Healthy environment	**Biodiversity and land management** The nature of our operations can have significant environmental impacts and those impacts can adversely affect human rights.	11, 15	6.13 Environment – Biodiversity
	Water Access to safe, clean water is a basic human right and water is essential to maintaining healthy ecosystems, cultural and spiritual values and sustaining economic growth. Unmanaged or uncontrolled operational water-related risks have the potential to adversely impact the health and safety of our employees, contractors and community members, spiritual and cultural values, communities, environmental resources, BHP's legal rights to continue operations and compliance with regulations.	6	6.13 Environment – Oceans and fresh water
Indigenous partnerships	**Indigenous peoples** Many of our operations globally are located on or near Indigenous traditional lands and we acknowledge that potential impacts of our operations may extend beyond direct physical impacts and include impacts on intangible cultural heritage or on Indigenous peoples' culture and way of life.	8	6.15 Indigenous peoples
Safe, inclusive and future-ready workforce	**People** Our ambition is to have a workforce that is truly representative of the societies where we operate, across attributes of indigeneity, gender, age, race, disability, sexuality, carer and veteran status and the intersectionality between them.	5, 10	6.6 People
	Safety The nature of our business is such that our workforce can be exposed to risks that can impact their safety and long-term wellbeing.	8	6.1 Safety
	Health We recognise our working environments can impact and potentially expose our workforce at our offices and operated assets to potential health and wellbeing impacts.	3, 8	6.8 Health
	Sexual harassment We acknowledge the presence of sexual harassment in the mining industry and BHP considers it a material health and safety risk, harmful to impacted individuals, bystanders, our stakeholders and our operations. Sexual harassment can also result in financial impacts to economies through lost productivity, workforce turnover and other associated impacts.	5, 10	6.7 Sexual harassment
Thriving, empowered communities	**Community** Human rights of community members may potentially be impacted, including rights related to freedom of expression and self-determination as well as economic, social and cultural rights, such as health and wellbeing, work, adequate housing and water and sanitation.	8	6.14 Community
Responsible supply chains	**Value chain sustainability** How we manage our role and work with others in our value chain can have significant positive or negative impacts on the economy, environment and people.	8, 16	6.11 Value chain sustainability 6.12 Climate change Modern Slavery Statement
Other topics	**Sustainability governance** Appropriate oversight and management of key sustainability topics underpins our ability to actively promote the positive impacts of our business while reducing the potential and actual negative impacts.	16	6.3 Sustainability governance
	Ethics and business conduct Corruption can adversely impact the human rights of community members.	16	6.9 Ethics and business conduct
	Digital security and data privacy If not carefully managed, digital technologies can pose a risk to the promotion and protection of human rights.	16	8.1 Risk factors 6.10 Digital security and data privacy
	Tailings storage facilities If not appropriately managed, tailings storage facility failures can have catastrophic impacts on people and nearby environments and communities.	11, 12	6.16 Tailings storage facilities
	Economic performance BHP's contribution to the global economy is significant and our economic performance enables us to provide support to local businesses and regional Indigenous communities. Our economic performance also creates value for our shareholders and other investors through the returns we provide.	8	Economic Contribution Report 6.5 2030 goals

34 | BHP | Annual Report 2023

Governance Financial Statements Additional Information BHP Annual Report 2023 35 Operating and Financial Review 6.5 2030 goals Our social value scorecard In June 2022, we launched our social value framework, focused on the six pillars of decarbonisation, environment, Indigenous partnerships, workforce, communities and supply chains. Each pillar is anchored to an aspirational 2030 goal and underpinned by a set of metrics to measure performance and milestones to track progress. These are outlined in our social value scorecard below. Our scorecard provides clarity to our partners, stakeholders and our teams on our ambitions and allows us to measure and transparently report progress. 2030 social value scorecard Decarbonisation Healthy environment Indigenous partnerships Safe, inclusive and future-ready workforce Thriving, empowered communities Responsible supply chains 2030 goals Key metrics Short-term milestones (FY2023 progress) Short-term milestones (FY2024 focus) Planet • People • Prosperity 32% reduction in operational GHG emissions from FY2020 41% reduction21 in emission intensity of BHP-chartered shipping of our products from CY2008 US$114 million committed in steelmaking partnerships and ventures to date3 1.3% area under naturepositive management practices6 0 assets with natural capital account7 Indigenous employee representation:17 8.6% Australia18 7.7% Canada19 9.7% Chile20 US$332.6 million Indigenous procurement Progress to Plan9,16 Relationship Health10,16 Reduction in life altering injury or illness12,16 87% Engagement and Perception Survey wellbeing score 35.2% Female employee17 representation US$54.2 billion Total economic contribution22 Assets have co-created host community plans16 % Co-designed14 outcomes on-track according to plan16 64 Customer Net Promoter Score (NPS)15 48 Supplier Net Promoter Score (NPS)15 FY2023: 95% of study phase projects are presented for tollgates or meet milestones as scheduled in BHP’s operational decarbonisation plan FY2024: Operationalise five low/zero GHG emission vessels FY2023: Publish context-based water targets FY2023: Complete important biodiversity and ecosystems (IBE) baseline mapping for all land and water areas8 FY2023: Release revised Global Indigenous Peoples Strategy (renamed Indigenous Peoples Policy Statement) FY2023: Increase formal Indigenous voice mechanisms in decision-making FY2023: Achieve 100% adherence to sexual harassment program13 FY2023: Release Equitable Transition principles FY2024: Delivery of equipment for proof-of-concept trials for electrified Rail and Excavator solutions FY2024: Commence construction of boiler diesel displacement solution FY2024: Complete a pilot scale Electric Smelter Furnace design study FY2024: Engage the market to introduce additional lower/zero GHG emission BHP-chartered vessels through industry partnerships FY2024: Establish ‘nature-positive’ plans to deliver the Group-level 2030 goal FY2024: Indigenous voices and perspectives are incorporated into co-designed priorities in each region. FY2024: >90% implementation of controls identified and approved through the Fatality Elimination Program and assigned to FY2024 FY2024: Female employee17 representation exceeds 37% FY2024: Co-design external community-facing targets FY2024: Implement LME Responsible Sourcing requirements FY2024: Complete ICMM Performance Expectations for all operating assets FY2024: Determine ethical supplier improvement plans with partners, where required At least 30% reduction in operational GHG emissions; support 40% emission intensity reduction of BHP-chartered shipping of our products, and support development of technologies and pathways capable of 30% emission intensity reduction in integrated steelmaking.1,2 Create nature positive4 outcomes by having at least 30% of the land and water we steward5, under conservation, restoration or regenerative practices. In doing so we focus on areas of highest ecosystem value both within and outside our own operational footprint, in partnership with Indigenous peoples and local communities. Respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes. A thriving workforce that is safe, healthy, gender balanced at every level, culturally diverse11 and inclusive and skilled for the future. Partner with communities and stakeholders to co-create and implement plans that deliver jointly defined economic, social and environmental outcomes. Together with our partners, we create sustainable, ethical and transparent supply chains. In progress/on track Key metrics: Milestones: Improved No change/data not yet available Complete New/revised Footnotes are on the next page.

36 BHP Annual Report 2023 6 Sustainability continued Footnotes refer to 2030 social value scorecard on previous page. 1 With widespread adoption expected post-2030. 2 For the definition of the terms used to express these positions, including ‘target’, ‘goal’, ‘operational GHG emissions’, ‘net zero’ and ‘carbon neutral’ refer to Additional information 10.4. For more information on the essential definitions, assumptions and adjustments for our targets and goals refer to Metrics, targets and goals in OFR 6.12. 3 Excluding in-kind contributions. 4 Nature positive is defined by the WBCSD/TNFD as ‘A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.’ It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems. 5 Excluding greenfield exploration licences (or equivalent tenements), which are located outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability. 6 Area under stewardship that has a formal management plan, including conservation, restoration or regenerative practices. 1.3 per cent is calculated based on the areas of land and water that we stewarded at 30 June 2023. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability. 7 Natural capital accounts are a way to measure the amount, condition and value of environmental assets in a given area. It helps describe changes in ecosystems and how these impact wellbeing and economies. 8 All land and water areas at our operated assets (excluding OZ Minerals and legacy assets) in Minerals Australia and Minerals Americas. Legacy assets refer to those BHPoperated assets, or part thereof, located in the Americas that are in the closure phase. 9 Progress to plan will be partner-measured using a traffic light score on Indigenous partnership satisfaction in relation to the milestones agreed in partnership. 10 Relationship health will be partner-measured using a traffic light score. 11 Cultural diversity in our workforce will be measured based on our substantive progress towards reflecting the cultural diversity of the community. 12 Reduction in life-altering injury or illness: includes life-altering or long-term permanent disabling injuries and illnesses as defined by the BHP Risk Management Framework. 13 The core components of the sexual harassment program included completion of Active Bystander training and Safety Stops, Positive Duty consultation with external experts and employees, development of the Priority Group Experience Framework, ongoing evaluation of the Minerals Australia Alcohol standard, sexual harassment Risk and Control Framework enhancements, contractor engagement, transparency and disclosure, response and support improvements, internal communications and embedment of learnings from external reviews into under-reporting. 14 Co-design requires meaningful engagement and contribution to the plan from a variety of interested stakeholders. 15 Net Promoter Scores show respective feedback from our customers and suppliers, and measures the willingness of our customers/suppliers to recommend BHP to others. It is used as a proxy for gauging overall satisfaction. 16 Information available in FY2024. 17 Point in time data at 30 June 2023. 18 8.6 per cent refers to Indigenous employee representation at Minerals Australia operations. Total indigenous employee representation in Australia, including nonoperational roles (2.7 per cent), was 7.7 per cent at 30 June 2023. While for FY2023 this does not include OZ Minerals employees who joined BHP via acquisition on 2 May 2023, former OZ Minerals operations in Australia had 3.8 per cent Indigenous employee representation at 30 June 2023. 19 7.7 per cent refers to Indigenous employee representation at the Jansen Potash Project and operations. Total indigenous workforce representation at the Jansen Potash Project and operations, including contractors (21.4 per cent), was 20.8 per cent at 30 June 2023. 20 9.7 per cent refers to Indigenous employee representation at Minerals Americas operations in Chile. 21 Against CY2008, which was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s 2030 emissions intensity goal and its corresponding reasoning and strategy. 22 This includes contribution to suppliers, wages and benefits for employees, dividends, taxes, royalties and voluntary social investment. For more information refer to the Economic Contribution Report 2023. In support of work to deliver the capabilities of today and tomorrow, BHP’s FutureFit Academy (located in Western Australia and Queensland) provides a pathway for new employees, some of who have never worked in our industry before, to join Minerals Australia through an accredited maintenance and production traineeship or a trade apprenticeship. Once trained and qualified, employees move to one of our Australian assets. The FutureFit Academy is designed as an inclusive learning environment, welcoming employees who are new to the industry and providing permanent employment from day one. Our student cohort includes 80 per cent female participation and is made up of an over 20 per cent Indigenous intake. The FutureFit Academy is recognised globally as an innovative learning facility. During FY2023, the FutureFit Academy continued to expand its innovative approach to developing apprentices and trainees. As a unique learning offering in the industry, the FutureFit Academy expanded its reach across Minerals Australia. The FutureFit Academy commenced an expansion project to be completed in late CY2023 to provide a larger footprint in Perth, Western Australia with the move to a purpose-built, state-of-the-art learning centre that includes fabrication and auto electrical trades in addition to the core mechanical fitting and heavy diesel programs. A satellite FutureFit Academy was also established in Newman, Western Australia, providing a belt splicing program for experienced students. Career pathways for vocational education is a core feature of the FutureFit Academy model and a retention rate of over 85 per cent has been consistently maintained for students relative to the industry average of less than 50 per cent. The strong partnership with vocational educational institutions and our FutureFit Academy ensures the learning programs provide nationally accredited qualifications and are a unique attraction and retention lever of r BHP. Our intern and graduate programs also serve to attract and develop emerging talent for critical skills we need for the future. In FY2023, 220 interns joined BHP for eight to 24 weeks to gain experience in their chosen field of study through on the job learning and working on mine sites alongside technical professionals. Our selected interns have early access to apply for our annual graduate program intakes. We expanded our graduate program to include Canada and the United States to meet the needs for future skills across our operations in those regions with 160 graduates onboarded globally in FY2023. At least twice a year we ask our employees and contractors about their experiences working with BHP via an Engagement and Perception Survey. After each survey, our team leaders assess what is working well and what they can learn from others before taking action to address improvement areas. In March 2023, we had a response rate of 79 per cent of employees and 7,775 of our on-structure contractors. We achieved a strong engagement score of 84 per cent. In particular, 82 per cent of our employees and our embedded contractors who completed the survey recommend BHP as a great place to work, which places us in the top 25 per cent of global organisations as benchmarked by Qualtrics.2 Our metrics and milestones are expected to evolve over time as our plans mature and we further understand the outcomes of our efforts. To demonstrate continual progress towards 2030, we intend to develop new short-term milestones each year and report annually on our performance. New and existing milestones planned for FY2024 to demonstrate annual progress towards the 2030 goals are presented in the scorecard, but are not intended to represent the full roadmap to 2030. We aim to continue to learn and improve our pathways to 2030 and anticipate developing new, additional metrics in the coming years. At its core, our scorecard represents an emphasis on partnerships, listening and co-design, recognising that it is not for us alone to decide what is of value to communities or the environment and addressing challenges like climate change and nature loss requires collaboration. Our performance in FY2023 against the scorecard is provided on page 35, along with revised and updated milestones, to demonstrate our progress towards our 2030 goals. Additional information on how the metrics and milestones support progress towards our 2030 goals and the methods we use to measure progress are detailed in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability. Social investment In FY2023, our voluntary social investment totalled US$149.6 million. This investment consisted of US$79.6 million in direct funding to community development and environmental projects and donations, US$14.7 million equity share to non-operated joint venture social investment programs, a US$34.5 million donation to the BHP Foundation and US$1.2 million under the Matched Giving Program. Administrative costs1 to facilitate direct social investment activities totalled US$13.7 million and US$5.9 million and supported the activities of the BHP Foundation. More information on social investment, including case studies and other initiatives to support communities where we operate is available at bhp.com/social-investment More information on the BHP Foundation is available at bhp-foundation.org 6.6 People Our more than 80,000 employees and contractors around the world are the foundation of our business. We aim to attract and retain the best people. Our distinctive way of working through the BHP Operating System (BOS) empowers our people to bring the best of themselves to improve their work every day. We offer competitive remuneration and invest in the development of our people to build capability and drive stronger performance. Developing our capabilities and an enabled culture In FY2023, we completed integrated strategic workforce plans for each of our operating assets. Developed by leveraging data and insights, these workforce plans foreshadow our resourcing and capability needs for the business today and tomorrow. 1 Costs associated with implementing social investment activities, including labour, travel, research and development, communications and costs to facilitate the operation of the BHP Foundation. 2 Qualtrics, LLC is a leading global employee and customer experience survey company, which provides external benchmarks via their online platform.

Operating and Financial Review | Governance | Financial Statements | Additional Information

Inclusion and diversity

We believe an inclusive and diverse workforce promotes safety, productivity and wellbeing, and underpins our ability to attract and retain the best people. Our systems, processes and practices are designed to support fair and equitable treatment for our people. Our Inclusion and Diversity Position Statement confirms our vision, commitment and contributions to inclusion, equity and diversity. Since 2016, we have been embedding flexible working, partnering with our supply chain partners to support our commitment to inclusion and diversity, and undertaking work to mitigate bias in our systems with the aim of ensuring our workplaces are safe and inclusive for a diverse range of people.

Our goal is to attract and retain a workforce that is representative of society. We intend to do this by addressing the barriers and impacts of bias and discrimination experienced by people within underrepresented groups through listening to their experience and gaining insights from our engagement surveys and the recently deployed self-identification survey, 'Tell Us About You'. So far, almost 11,000 people have confidentially shared with us information about themselves.

To help mitigate gender pay disparities, we have taken steps to reduce potential bias in remuneration offered at the time of recruitment and we conduct an annual gender pay review. The results of the pay review are reported to the BHP People and Remuneration Committee.

For information on our approach to addressing workplace sexual harassment refer to OFR 6.7 and racism refer to OFR 6.6

Gender balance[1]

In CY2016, we announced our aspiration to achieve gender balance within our employee workforce globally by the end of FY2025, which we define as a minimum 40 per cent women and 40 per cent men in line with the definitions used by entities such as the International Labour Organization.

We increased the representation of women working at BHP by 2.9 percentage points in FY2023, with over 10,000 more female employees at the end of FY2023 than in 2016. As at 30 June 2023, women represented 35.2 per cent of our employee workforce. Since we first set our gender balance aspiration in 2016, BHP has now doubled the representation of women (from 17.6 per cent to 35.2 per cent). We are confident of achieving gender balance by the end of FY2025.

1 Based on a 'point in time' snapshot of employees as at 30 June 2023, including employees on extended absence, as used in internal management reporting for the purposes of monitoring progress against our goals. This does not include employees that transitioned from OZ Minerals on 2 May 2023 (24.6 per cent female at 30 June 2023); these employees are included in the overall BHP employee reporting from FY2024. 'People leaders' are defined as employees with one or more direct reports. Senior executives are defined as employees in the Executive Leadership Team (ELT) and direct reports to the ELT in grade 15 and above roles.

The table below shows the gender composition of our employees, senior leaders and the Board over the last three financial years[1,2,3]

	2023	2022	2021
Female employees	**14,898**	12,674	11,868
Male employees	**27,421**	26,536	27,953
Female people leaders	**2,006**	1,695	1,439
Male people leaders	**4,754**	4,380	4,276
Female ELT[4] members	**5**	5	5
Male ELT[4] members	**5**	5	5
Female Board members	**4**	4	4
Male Board members	**6**	8	8

1 Based on a 'point in time' snapshot of employees as at 30 June, as used in internal management reporting for the purposes of monitoring progress against our goals. For 2023, this does not include employees that transitioned from the OZ Minerals business via acquisition on 2 May 2023, (359 female employees and 1,098 male employees at 30 June 2023). These employees are included in the overall BHP employee reporting from FY2024.

2 For 2021 this included employees of BHP Petroleum, who left BHP via the merger with Woodside (approximately 1,000 employees) and BHP Mitsui Coal operations, which sold to Stanmore Resources (approximately 500 employees) during FY2022.

3 In FY2023, some of our employees did not identify as male or female (<0.1% of total employees). We have excluded these employees from other data presented in the gender composition table to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting including 'Tell Us About You' survey data in future reporting periods and continuing to protect their privacy.

4 ELT is Executive Leadership Team.

The gender breakdown of new hires in FY2023 was 51.9 per cent men and 48.1 per cent women. We improved our representation of women in leadership in FY2023 by 1.8 percentage points compared to FY2022. As at 30 June 2023, 29.7 per cent of people leaders were women and of our senior executives 40.7 per cent were women and 59.3 per cent were men.

Indigenous employment

Indigenous peoples are critical partners of BHP's operations around the world. We recognise, as part of our global Indigenous Peoples Policy Statement, that we can contribute to the economic empowerment of Indigenous peoples through providing opportunities for employment, training and procurement and by supporting Indigenous enterprises.

We have set targets to increase Indigenous employment in our Minerals Australia operations, Minerals Americas operations in Chile and our Jansen Potash Project and operations in Canada.

Indigenous employee representation[1]

Location	Period	Target (%)	30 June 2023 (%)
Minerals Americas operations employees in Chile	By the end of FY2025	**10.0**	**9.7**
Minerals Australia operations employees in Australia[2]	By the end of FY2027	**9.7**	**8.6**
Jansen Potash Project and operation employees in Canada[3]	By the end of FY2026	**20.0**	**7.7**

1 Point in time data at 30 June 2023.

2 Indigenous employee representation overall in Australia at 30 June 2023 was 7.7 per cent, including Minerals Australia operations, 8.6 per cent Indigenous, and non-operational locations, 2.7 per cent Indigenous. For FY2023 this does not include employees of OZ Minerals who joined BHP via acquisition on 2 May 2023, which has 3.8 per cent Indigenous employee representation at the operation in Australia at 30 June 2023.

3 Indigenous workforce representation at Jansen Potash Project and operations of 20.8 per cent includes employees, 7.7 per cent Indigenous and contractors, 21.4 per cent Indigenous.

For more information on our 2030 goals related to Indigenous partnerships refer to OFR 6.15

Racial equity program

We recognise and acknowledge racism impacts our people's sense of identity, value, feeling of respect and psychological safety. There is no place for racism at BHP or anywhere in the community. We are taking action to better understand the prevalence of racism at BHP to promote an anti-racist workplace and ensure racial equity.

In 2022, we started our listening journey with a series of engagement sessions on racism led by Chief Commercial Officer (CCO) Vandita Pant. We dedicated listening sessions facilitated by external psychology and racial diversity experts and heard from 200 employees across BHP about their experience of racism at BHP. Our people reported a lack of capability in leaders and our processes in responding and reacting to racism. Our listening sessions, combined with learning from external experts, including the Australian Race Discrimination Commissioner, have helped inform our workplan to improve the lived experience of our racially and culturally diverse workforce. The current program of work is targeted to address behavioural racism as well as systemic racism as may be embedded in workplace policies, systems and practices. We are committed to partnering with our people and using EmBRace (Employees Beyond Race) employee resource groups, Indigenous employee networks and external experts to co-create solutions.

Our actions to date include:

- In April 2018, *Our Code of Conduct* was refreshed to provide guidance on racial discrimination and the Respectful Behaviours campaign was launched.
- In September 2020, racism was classified as a Category A breach of *Our Code of Conduct*, requiring all events to be reported to EthicsPoint and all investigations to be undertaken by independent Ethics and Compliance teams.
- In February 2022, the 'Tell Us About You' internal survey was released to obtain self-identified information about BHP's people, including ethnicity, cultural background and languages spoken. The data collected from the survey, which is always open, enables us to better recognise

BHP | Annual Report 2023 | 37

38 BHP Annual Report 2023 6 Sustainability continued and celebrate the diversity of our workforce, take action to remove barriers for under represented groups and provide targeted support and resources to these groups where appropriate. – In March 2022, we established a racial equity working group, led by CCO Vandita Pant as the executive sponsor, to focus on eliminating racism and ensuring we create an environment free from racial discrimination, where people from all backgrounds can thrive. This group works alongside our Indigenous engagement teams in Australia, Chile and Canada to incorporate our Reconciliation Action Plan commitments. – In line with our commitment to have human centric and caring grievance processes, we expanded the Ethics Support Service, a team dedicated to providing support, options and coordination, as well as management of racism matters. This team is the first point of contact for people impacted by racism to guide and support them through the process. – In October 2022, we launched EmBRace our newest employee resource group focused on discussions around race and racial diversity. Local chapters have now been set up in Australia, Singapore and Manila – We launched an internal global awareness and communication campaign in December 2022, including featuring the ‘People of BHP’ to celebrate our diversity and started the conversation with a new campaign ‘Let’s talk about race!’ – Throughout FY2023, we rolled out the Active Bystander Training for all leaders and employees, focused on ‘calling it out’, helping leaders take action, listen and act on what our people tell us. Over the next year we intend to continue to progress our work of identifying and addressing structural barriers to equity in recruitment, development and promotion processes, build awareness and capability in our leaders and continue to improve our grievance processes to support people who tell us when they have experienced racism. LGBT+ inclusion Our LGBT+ ally employee inclusion group, Jasper, established in 2017, is a natural extension of our inclusion and diversity aspirations. Its membership base grew to around 2,800 in FY2023, with 16 chapters globally. In FY2023, we continued to close gaps for LGBT+ inclusion, such as co-creating with Jasper inclusive grievance and support processes for people who experience sexual harassment. Case study – Jasper and Ethics Support Service BHP’s support systems, processes and resources aim to be LGBT+ inclusive and safe and accessible to all. To help achieve this, the Ethics Support Service worked with Jasper through inception and design phases to ensure the services offered promoted LGBT+ inclusion. This included ensuring Jasper was engaged in risk assessments, the design of procedures and empathy mapping to assess inclusion throughout the end-to-end support service processes. Feedback received via Jasper and the Ethics Support Service has been positive, with employees reporting they feel seen and heard and appreciate having someone to talk to as they navigate through a difficult situation. For more information refer to bhp.com/people Disability Our teams have been improving the accessibility of our workplaces in Chile for people with a disability. There are now 121 direct employees (1.59 per cent) in our Chilean workforce who live with a disability, and who are supported by a program of work to build knowledge and awareness and to implement workplace adjustments and inclusive infrastructure changes at our operations. We intend to build on these foundations by developing a global Disability Action Plan, informed by listening sessions and an audit conducted in FY2023. Our global employee resource group, Amber, was established in FY2023 and is playing a critical role in co-creating the plan and improvements. Flexible working Enabling our people to work flexibly remains a critical pillar in our strategy to attract and retain a diverse, inclusive and high performing workforce. For our office-based teams this may include flexible workdays, or ad hoc agreed changes to hours to enable the employee to attend appointments or manage personal commitments. In FY2023, we updated our guidance on hybrid working for our corporate office-based employees and requested our people to spend at least two to three days together in the office each week and the remainder from home, for travel or working from other locations. By putting some structure around how we spend our time together in the office, we deliberately create opportunities for a more meaningful employee experience. In doing so, our people retain a degree of autonomy in how and where they work so they have both the benefits of flexibility and the social connection, collaboration and innovation that comes from being together in the office environment. For operational teams we remain focused on roster and job re-design to give people more options to integrate life and work. For example, a new early start night shift option is now on offer for a crew of haul truck operators at WAIO’s Newman Operations West to help our teams manage family and work commitments. Employee relations In Australia, the Federal Government introduced its first tranche of industrial relations legislative reforms in December 2022, bringing significant changes to the enterprise bargaining framework. The legislation introduced several changes to workplace laws in Australia, including changes relating to the approval and termination of enterprise agreements, the powers of the Fair Work Commission to intervene and make workplace determinations, when industrial action can be taken and access to multiemployer bargaining. We continue to monitor progress of further legislative reforms expected to be tabled in early FY2024, including the Federal Government’s proposed ‘Same Job, Same Pay’ policy, which may have the potential to add to our labour costs. In Chile, we are navigating a number of legal developments that may have implications for employee relations, for example, the new 40-hour shift regulation. During FY2023, Minerals Australia participated in 17 collective bargaining processes, with four enterprise agreements completed (three presently in operation and one before the Fair Work Commission for approval) and 13 subject to ongoing negotiations as at the date of this Report. Minerals Americas participated in two collective bargaining processes during FY2023. Across our operations, there were four rounds of collective bargaining where protected industrial action occurred during FY2023 – three at our Minerals Australia operations (BMA Enterprise Agreement 2022, Operations Services Maintenance Enterprise Agreement and Operations Services Production Agreement) and one at our Minerals Americas operations in Chile (Spence Union 1). For more information refer to bhp.com/people Review of employee allowances and entitlements In FY2023, we identified issues with certain allowances and entitlements affecting a number of our current and former employees in Australia. A review has confirmed that certain rostered employees across our Australian operations have had leave incorrectly deducted on public holidays since 2010. Our preliminary review disclosed in June 2023 indicated there were approximately 28,500 affected current and former employees, with an average of six leave days in total that were incorrectly deducted from affected employees over this 13-year period. Following further review and verification of our payroll records, the number of affected current and former employees has increased to approximately 34,000 and the average number of incorrectly deducted leave days has decreased slightly to approximately five leave days in total. OZ Minerals was affected by a similar leave deduction issue before being acquired by BHP in May 2023. Current employees were first contacted in June 2023 to confirm that leave that has been incorrectly deducted will be re-credited with 10 per cent provided on top of what we owed to recognise that this should never have happened. We will contact former employees regarding remediation payments for leave incorrectly deducted and an additional 10 per cent top up. We have established a dedicated hotline and a website (bhp.com/payrollreview) to provide assistance to affected employees. In addition, our preliminary review identified approximately 400 current and former employees at Port Hedland who may be entitled to additional allowances due to an error with the employment entity in their contract.

Governance Financial Statements Additional Information BHP Annual Report 2023 39 Operating and Financial Review 1 ‘Sexual harassment’ is, as defined in the Sex Discrimination Act 1984 (Cth), an unwelcome sexual advance, unwelcome request for sexual favours or other unwelcome conduct of a sexual nature, in circumstances where a reasonable person would have anticipated the possibility that the person harassed would be offended, humiliated and/or intimidated. Sexual harassment encompasses a range of conduct, including displaying sexually graphic images, sexually suggestive comments, suggestive or inappropriate looks, gestures or staring, non-consensual touching or acts of a sexual nature and sexual assault. We note the definition of sexual harassment may vary in different jurisdictions. 2 EthicsPoint is our confidential reporting tool. It is accessible to all, including external partners and stakeholders and the public, to report conduct that may be unethical, illegal or inconsistent with Our Code of Conduct. 3 This does not include investigations that are currently in progress and is exclusive of OZ Minerals data. We have addressed this going forward by adjusting allowances for current employees and will undertake a process to remediate current and former employees for any associated historical impacts, including engaging with the Fair Work Ombudsman in relation to the approach. Review and verification of our payroll records of this issue is ongoing. Based on currently available information, the cost of remediating the leave issue and the contracting issue is estimated to be US$280 million pre-tax, incorporating costs, including associated superannuation and interest payments (BHP share) and this has been reflected in the Group’s FY2023 financial result. We have self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, to conduct a review of our payroll systems. COVID-19 Minerals Australia removed the vaccine site access requirement for all workplaces with effect from 1 March 2023. Minerals Americas removed the vaccine, mask and distance requirements for all operated asset workplaces with effect from September 2022. For more information on people refer to bhp.com/people 6.7 Sexual harassment Our priority is to ensure our workplaces are safe and inclusive for everyone who works or engages with BHP. We acknowledge the presence of sexual harassment1 in the mining industry. We consider sexual harassment to be a material health and safety risk, harmful to impacted individuals, bystanders, our partners and stakeholders. BHP welcomed the Anti-Discrimination and Human Rights Legislation Amendment (Respect at Work) Act 2022 (Cth) (Respect@Work Act), which came into effect in December 2022. This amended the Sex Discrimination Act 1984 (Cth) to require employers to take reasonable and proportionate measures to eliminate, as far as possible, unlawful sex discrimination, sexual harassment, sex-based harassment, victimisation and work environments that are hostile on the grounds of sex. Our approach to prevent sexual harassment In CY2018, we defined sexual harassment as a health and safety risk, to be overseen in the same way as other work health and safety risks. Since this time, we have been engaging our workforce and external experts as we address harmful behaviours with a risk-based approach. In FY2022, a Project Management Office (PMO) was established through the office of the CEO to provide central governance over all sexual harassment work, which included priority focus areas, such as driving progress toward gender balance, creating a safe and respectful workplace, building accountability and capability of leaders, upskilling our workforce to be active bystanders, enhancing our policies, processes and controls, and providing person-centred and trauma-informed response and support. In FY2023, the Sexual Harassment Prevention PMO continued to increase transparency, drive accountability and rigorous governance, incorporate organisational lessons learned and best practice into key programs of work and regularly engage senior management and the Board. Our focus in FY2024 will be to continue: – focusing on initiatives that increase female representation across our operations – implementing our enhanced suite of sexual harassment prevention controls, which incorporate organisational learnings and third-party expert recommendations – engaging and empowering our entire workforce to take action as active bystanders and enhancing their capabilities – encouraging increased incident reporting and enhancing our approach to supporting impacted persons to thrive at BHP Reports of sexual harassment There were 475 reports of sexual harassment in FY2023. We continue to take action to increase awareness and promote reporting, response and investigations in relation to these matters. Since October 2020, BHP managers and leaders have been required to enter any serious conduct issues raised directly with them, including sexual harassment, into EthicsPoint² (anonymously if requested). As expected, with this focus on safe reporting and leadership reporting onus, the reported cases remain high. During the year, 44 per cent of sexual harassment reports received into EthicsPoint were logged by managers or leaders on behalf of their direct reports. In FY2023, we reported all established cases of sexual harassment closed in this financial year regardless of when they were initially reported. This is a change from FY2022 where we disclosed established cases of sexual harassment that were reported and closed in FY2022. The change to the categorisation of cases was a result of BHP’s continuous improvement efforts to better capture the types of conduct occurring. This change in reporting has an impact in the comparability of the number of established sexual harassment cases between FY2022 and FY2023. Of the 167 established cases in FY2023, 43 cases were opened in FY2022 (or prior years) but closed this financial year. During FY2023, across BHP’s global operations and offices, 167 investigated cases of sexual harassment conduct were established as having occurred.3 Of the 167 established cases: – one was a sexual assault – 38 involved sexualised and indecent touching – 41 involved sexually aggressive comments, stalking, grooming and image-based harassment – 87 involved other forms of sexual harassment, including sexualised conversations or jokes – 165 individuals responsible had their employment terminated (or were removed from site if a contractor) or resigned This is an increase from 103 reported last financial year, which is partly due to 43 cases that were reported in years prior to FY2023 but closed this financial year. In addition to the matters listed above, in FY2023 92 reports of sexual harassment were dealt with by way of non-investigative resolution pathways, instead of an investigation being conducted. These resolution pathways included supported conversations with respondents, additional training, monitoring or awareness raising on BHP’s expectations of respectful behaviours in the workplace. This process only occurs where the resolution pathway is proportionate to the nature of the conduct and with the agreement of the impacted person. We continue to monitor and review the use of our resolution pathways to ensure they are meeting the needs of impacted people and to improve reporting to support organisational lessons learned. In addition to non-investigative resolution pathways, there are cases of sexual harassment that cannot be investigated due to insufficient information. Examples include anonymous reports and non-participation of the impacted person. However, all cases are assessed for safety and other risks as part of preliminary investigative actions and all participants are offered support irrespective of whether the matter can be formally investigated. Leadership Our position on sexual harassment is reinforced through regular senior leadership communications. These include messages from our CEO, Executive Leadership Team and on-site signage regarding our expectations and avenues for support. Executive and senior leader remuneration are linked to Group-wide performance criteria, which includes progress towards greater inclusion, diversity and gender representation. This includes the program of work to address sexual harassment. Respectful behaviour and sexual harassment prevention and response training is provided to BHP line leaders, aimed at setting clear expectations

40 BHP Annual Report 2023 6 Sustainability continued about appropriate conduct, supporting leaders to respond appropriately and drive consistent disciplinary outcomes. Risk assessment and transparency Defining sexual harassment as a health and safety risk in CY2018, to be overseen in the same way as other work health and safety risks, was intended to provide a robust framework for addressing these behaviours, allowing us to apply a systematic, risk-based approach to evaluating and managing the risks. Our approach includes conducting risk assessments to identify scenarios in which sexual harassment risks may arise, their potential causes and the controls we can implement to prevent them and reduce harm. This process identified factors that can contribute to the risk of workplace sexual harassment that are more pronounced in the mining industry, (including isolated or remote working locations, a largely maledominated workforce and accommodation villages), as well as factors that are common across all industries and workplaces. In FY2023, we worked to further enhance our current controls to help prevent sexual harassment and reduce its harmful impacts. Engagements with external experts, as well as members of our workforce, have identified a need for further focus on preventative controls, particularly with respect to culture and behaviours. Our core controls to prevent sexual harassment include recruitment processes; training; security measures at accommodation villages; contractor and third-party engagement; emergency response; trauma-informed care for impacted persons; accessible, confidential reporting, person-centred response and investigations; and appropriate disciplinary action. We will also embed new controls related to leadership, technology and continuous improvement in FY2024. Culture BHP has a clear aspiration to have a gender-balanced employee workforce by FY2025. A diverse and inclusive workforce in every team and at every level is an important part of our approach to preventing sexual harassment. BHP recognises that suppliers and contractors in our ecosystem have shared values around preventing sexual harassment and sex-based discrimination in our industry and communities. Third-party contractors are expected to comply with Our Code of Conduct and have access to BHP EthicsPoint, Support Service, Employee Assistance Program (EAP) and other related care and medical/psychological treatment pathways. Contractors are also embedded in many aspects of BHP’s way of working, including in routines such as toolbox talks and safety shares, perception surveys and required training. Knowledge of sexual harassment prevention, response and support Since FY2018, we have been continuing to develop a sustained program of work designed to increase the capability of our workforce to identify and call out disrespectful behaviour, including sexual harassment, racism and bullying. BHP prioritises the wellbeing, psychological safety and needs of all people affected by sexual harassment, sex-based discrimination and victimisation. We established our global Support Service in FY2022 to provide dedicated, end-to-end case coordination for anyone impacted by sexual harassment, which is designed to assist them to obtain appropriate support and information. The Support Service can also provide resolution options when an investigation is not wanted by the impacted person or cannot proceed. In FY2023, improvements were made to the Support Service, including increased resourcing and support for participants of racism cases. Reporting We encourage our workforce to report concerns, including by providing centralised and confidential reporting tools and mandatory reporting requirements for line leaders. We do not tolerate any form of retaliation for raising a concern. We ceased using non-disclosure agreements (NDAs) or imposing confidentiality obligations on complainants in respect of their experiences in settlement agreements relating to sexual harassment in March 2019. We do not enforce any NDAs or confidentiality obligations on complainants of sexual harassment in historical agreements. Investigations of reports of sexual harassment are conducted by our specialised Response and Investigations team, which is independent from our other business units. This team includes experts trained in a personcentred, trauma-informed approach to help place the impacted person at the centre of decisions made during the investigation process and to minimise the risk of further harm to that individual. We took steps to further improve our reporting and response processes in FY2023, including the implementation of a new response and investigation framework to help ensure BHP’s response to all alleged misconduct is trauma-informed and proportionate to potential harm. Improvements have also been made to the reporting and sharing of misconduct outcomes. Measuring De-identified information and trend analysis data on the number of complaints, nature of complaints, resolution pathways, outcomes and timelines are accessible by leadership to raise awareness and support continuous improvement of how we prevent and mitigate the impacts of sexual harassment. We measure our progress and are committed to continually improving our approach. In FY2023 we: – engaged Kristen Hilton (former Victorian Equal Opportunity and Human Rights Commissioner) to enhance our sexual harassment prevention and response framework, review the program of work being undertaken by the sexual harassment PMO and identify areas for prioritisation – conducted an internal sexual harassment prevention program audit across our Minerals Australia and Minerals Americas operated asset workforce, following audits conducted in FY2021 and FY2022 – conducted a number of assurance reviews to test and improve the operational effectiveness of the critical controls in place at BHP’s assets and workplaces – contributed to knowledge sharing with other industry participants in relation to addressing sexual harassment and considered broader learnings from external reports, such as the Australian Human Rights Commission’s Respect@Work: Sexual Harassment National Inquiry Report (2020), Time for respect: Fifth national survey of sexual harassment in Australian Workplaces (2022), and the WA Parliamentary Inquiry report ‘Enough is enough’ Sexual harassment against women in the FIFO mining industry – undertook a series of listening workshops with employees, with a particular focus on improving our critical controls – undertook consultation sessions to inform our global action plan for FY2024 and FY2025 We also remain committed to working with others in the industry and beyond to address sexual harassment risks. BHP is a member of the Minerals Council of Australia’s Respect@Work Taskforce and the Chamber of Minerals and Energy Western Australia’s Safe and Respectful Behaviours Working Group. Both groups aim to build industry capability and capacity though sharing knowledge and developing shared resources. 6.8 Health We set clear mandatory minimum performance standards to identify, assess and manage health risks and their potential impacts, and monitor the health of our workforce. Occupational exposures Exposure data in this Report in all cases is presented without considering protection from the use of personal protective equipment (where required as outlined in the Our Requirements for Health standard). BHP follows the hierarchy of controls to reduce exposures to as low as reasonably practicable. Our Risk Framework and minimum requirements emphasise preventive controls that reduce the likelihood of chemical and physical hazards in the atmospheres where workers undertake their routine work. When these preventive controls are inefficient or ineffective, we implement mitigating controls, such as respiratory protective equipment until appropriate preventive controls are identified, implemented and verified to consistently reduce exposure well below occupational exposure limits. Occupational exposure limits indicate the level of permissible exposure for a length of time (usually eight hours) to a chemical or physical hazard that is not likely to affect the health of a worker. Occupational exposure limits for our most material exposures are set according to the latest scientific evidence. In FY2023, for our most material exposures of diesel particulate matter (DPM), respirable silica and coal mine dust we had a 33 per cent reduction in the

Governance Financial Statements Additional Information BHP Annual Report 2023 41 Operating and Financial Review number of workers potentially exposed compared with our FY2022 exposure profile. This includes no workers potentially exposed to coal mine dust, 35 per cent reduction in the number of workers with potential exposure to DPM and 32 per cent reduction in the number of workers potentially exposed to respirable silica. When exposure reduction is considered over the last six years, we have achieved a 79 per cent reduction to our most material exposures. We are committed to having no AL4 (fatalities and life-threatening illnesses) events and a reduction in life-altering injuries and illnesses. Due to the latency between initial exposure and diagnosis of disease for our most material airborne contaminant exposures, we must demonstrate ongoing exposure reduction and effectiveness of controls, where exposures may remain elevated. As we continue to manage exposures to as low as reasonably practicable, in FY2023, we had reduction plans developed at the asset level. The exposure reduction plans were prioritised based on risk with a focus on the assets’ most material exposures. The implementation of these exposure reduction projects and sustaining the results achieved will continue to be a focus in FY2024. 1 Data excludes Discontinued operations as follows: BHP Mitsui Coal (sale completed on 3 May 2022) and BHP’s oil and gas portfolio (merger with Woodside completed on 1 June 2022). 2 Occupational exposures data excludes Projects. 3 As of FY2021, the occupational exposure limit for Coal was reduced to 1.5 mg/m3 compared to 2.0mg/m3 in previous years. Coal mine dust exposures Silica exposures DPM (Diesel) exposures Exposure reduction trend over time1,2,3 4,200 3,500 2,800 2,100 1,400 700 0 681 211 1,514 169 1,783 377 14 1,046 312 327 FY2019 FY2020 FY2021 FY2022 FY2023 1,006 Occupational illness The reported occurrence of occupational illness for employees in FY2023 was 304, which was 4.35 per million hours worked. This represented an increase in incidence compared with FY2022, which was 4.11 per million hours worked. For our contractor workforce, the reported occupational illness in FY2023 was 202, which was 1.99 per million hours worked, representing an increase in incidence compared with FY2022, which was 1.70 per million hours worked. Due to regulatory regimes and limited access to data, we do not have full oversight of the incidence of contractor noise-induced hearing loss cases. Musculoskeletal illness is the predominant occupational illness category representing 72 per cent of our workforce illnesses. These conditions affect the musculoskeletal system and connective tissues caused by repetitive workrelated stress, strain or exposure over time. Musculoskeletal illness does not include disorders caused by slips, trips, falls or similar incidents. Noise-induced hearing loss represents 7 per cent of illnesses. Workers exposed to noise above acceptable levels participate in hearing conservation programs, which include a periodic hearing test and hearing protection fit testing. We have established design recommendations that seek to eliminate or reduce high or prolonged noise exposures by focusing on the source of the noise. Other illness categories include skin diseases, temperature-related illnesses, mental illness, bites, stings and other unspecified illnesses. Heat stress contributed to 2 per cent of our reported occupational illnesses. High temperatures and strenuous activity place some of our workforce at an increased risk of heat illness. Currently, high-risk work groups are identified and a range of controls are in place to manage heat stress. In FY2024, further heat stress awareness training through field leadership, guidance material and awareness campaigns, along with targeted heat stress management, including hydration testing, will be introduced to support the management of tasks completed in high temperatures. In recognition that climate change may exacerbate existing heat stress risks, we are also piloting an approach at Olympic Dam site to better understand and quantify the potential impact of heat stress on our workforce under different future climate scenarios. For a case study on how we are assessing the potential impact of extreme heat on critical infrastructure and equipment under different climate scenarios, refer to bhp.com/news/case-studies/2023/08/heat-stress As part of our approach to managing occupational illnesses, we monitor and assess some of our workers’ health through health surveillance that involves a systematic evidence-based collection of health data. These surveillance programs may reduce the severity or progression of disease. Coal mine dust lung disease As at 30 June 2023, nine cases of coal mine dust lung disease1 were reported to the Queensland Department of Natural Resources Mines and Energy (DNRME).2 Four of the accepted coal mine dust lung disease claims in FY2023 were current BHP employees, while the remaining five were former workers. For cases involving current employees, we offer counselling, medical support and redeployment options where relevant. Former employees are subject to workers’ compensation insurance and associated care is managed through that process outside of BHP. Mental health The wellbeing and safety of our people is of paramount importance as we continue to work towards enhancing the safety, inclusiveness and future-readiness of our workforce. In FY2023, to make meaningful and positive improvement, we built stronger relationships through our active contributions to the Global Business Collaboration for Better Workplace Mental Health. Wellness Committees have been set up across our operated assets and corporate offices. There is strong ongoing participation in global health campaigns, such as Mental Health Month, RUOK day and Movember, which aim to increase awareness and overall mental wellbeing. Building on the momentum of FY2021 when we introduced our first global BHP Mental Health Month, our focus for the FY2023 campaign was to educate our teams on identifying workplace psychosocial hazards. These campaigns are designed to promote awareness of the importance of individual and team wellbeing and educate leaders on the role they play in supporting our people when they seek support and the various resources available to them at BHP. In FY2023, the Psychosocial Risk Assessment Program was established in recognition of the importance of understanding any psychosocial hazards that may be impacting wellbeing at work. The program utilised industry best practice research with business consultation activities to identify the most significant psychosocial hazards within our business. This has laid the foundation for a number of best practice mitigating and preventative controls at both local and global levels that are designed to address the risk arising from these hazards. 6.9 Ethics and business conduct Our conduct Our Code of Conduct (Our Code)3 brings our values to life so we can make the right choices every day. It applies to everyone who works for us, with us or on our behalf. To ensure all employees and contractors understand how Our Code applies, regular training is undertaken. There are consequences for breaching Our Code and we encourage people to speak up where a decision or action is not in line with Our Code or Our Charter. BHP encourages individuals to speak up and report concerns about any conduct that is inconsistent with Our Charter, Our Code or internal requirements, or conduct that may be illegal or improper. BHP requires reports of business conduct concerns to be treated with appropriate confidentiality and prohibits 1 Coal mine dust lung disease is the name given to the lung diseases related to exposure to coal mine dust and includes coal workers’ pneumoconiosis, silicosis, mixed dust pneumoconiosis and chronic obstructive pulmonary disease. 2 Cases reported to DNRME are not an indication of work relatedness. BHP evaluates each case for work relatedness and where identified, the case will be included in occupational illness reporting. 3 Information is available at bhp.com/our-approach/our-company/our-code-of-conduct/.

42 BHP Annual Report 2023 6 Sustainability continued any kind of retaliation against people who make or may make a report, or who cooperate with an investigation. These reports may also be made to regulators. We consider all forms of retaliation to be misconduct and grounds for disciplinary action, up to and including termination of employment. We have a number of key policy and process documents to support a safe to speak up culture, including our BHP whistleblower policy. Our Code is available in five languages and accessible at bhp.com/our-approach/our-company/our-code-of-conduct/ In FY2023, 5,289 business conduct concerns were received (out of a total 6,447 reports into EthicsPoint.1 These include reports directly made by employees, contractors or community members. It also includes reports made to leaders (28 per cent) who are then required to register them in EthicsPoint. There is a global service to support people involved in sexual harassment and racism incidents and to discuss resolution options, which also encourages employees and contractors to report instances of sexual harassment and racism. There continues to be a greater awareness and focus on health and wellbeing in the workplace which may be a contributing factor to the increase in FY2023 reports of bullying and harassment. Of the business conduct reports received, 36 per cent were made anonymously.2 Of the total business conduct reports closed during FY2023, 38 per cent contained one or more established allegations.3 Business conduct cases by issue type FY2023 Harassment and bullying (3,067) 58.0% Health, safety or environment breach (522) 9.9% Fraud (520) 9.8% Sexual Harassment (475) 9.0% Discrimination (377) 7.1% Cybersecurity or data privacy breach (216) 4.1% Retaliation for speaking up (68) 1.3% Other* (44) 0.8% * Other: Inclusions are Deficiencies in a business conduct investigation; Anti-competitive behaviour; Attempting to identify an anonymous reporter; Ask a question; Improper political or governmental conduct. Employees and contractors can raise their concerns through a number of channels, including through leaders. Anyone, including external partners and stakeholders and the public, can lodge a concern in the form of a report, either online in EthicsPoint or via the 24-hour, multilingual call service. Reporters of misconduct concerns can choose to raise their concern anonymously. Reports received are assessed by the Ethics and Investigations team and an appropriate response is applied, which may include an investigation or other resolution. In assessing the appropriate response, BHP applies a proportionate and person-centred approach to the report considering all participants. People impacted by reports of sexual harassment and racism are offered specialised support by the Ethics Support Service, which enables people impacted to have input into the response. In determining the appropriate response, the type and severity of the alleged misconduct is considered and may include an investigation, training, facilitated conversations, a line leader intervention or verbal/written warnings. Quarterly reporting on the most serious reports is provided to senior leaders and the BHP Board Risk and Audit Committee, and includes reported case metrics, outcomes and insights. The reporting supports leadership awareness and informs priorities for ongoing improvement. Feedback is obtained regularly from stakeholders, including case participants, external experts and management, to continually improve our response to reports. Transparency and accountability We support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to government, as outlined in the Extractive Industries Transparency Initiative (EITI) Standard. Other initiatives include our work with Transparency International chapters, representation on the Board of the EITI, financial support for and Steering Committee membership of the Bribery Prevention Network (in Australia) and funding of the BHP Foundation, including its Natural Resource Governance Global Program. In FY2023, we continued our active and public support for ultimate beneficial ownership transparency. We published information on how we use beneficial ownership information as part of our anti-corruption due diligence on investments, partners, contractors and suppliers. We also made clear via published statements and web content that we do not partner or contract with entities that are assessed as presenting a high corruption risk that decline to provide beneficial ownership information as part of our due diligence process. In parallel with these steps, we published a list of entities in which BHP Group Limited’s effective interest is 100 per cent and certain entities in which BHP Group Limited’s effective interest is less than 100 per cent, including all controlled subsidiaries operating in the mining sectors, all mining operations joint ventures generating material revenue for BHP (and available information in relation to the other legal owners in these joint ventures) and entities in which we hold a partial interest (with some exclusions – refer to bhp.com/ethics). These efforts are complementary to the BHP Foundation’s partnership with EITI and Open Ownership to support governments to transform the availability and use of beneficial ownership data for effective governance in the extractive sector. Multi-lateral measures to improve governance such as these are intended to help ensure transparency and accountability as cornerstones of a successful energy transition that benefits the citizens of countries bestowed with critical minerals. Anti-corruption We continue our commitment to contribute to the global fight against corruption in the resources industry. Our commitment to anti-corruption is embodied in Our Charter and Our Code. As part of this commitment, we prohibit authorising, offering, giving or promising anything of value directly or indirectly to anyone to influence them in their role, or to encourage them to perform their work disloyally or otherwise improperly. We also prohibit facilitation payments, which are payments to government officials for routine government actions. Our people must take care that third parties acting on our behalf do not violate anti-corruption laws. Disciplinary action, including dismissal or termination of contractual relationships, may follow from a breach of these requirements. To manage corruption risk, we work to ensure optimal resource allocation to areas of our business with the highest exposure to corruption risks. The identification, assessment and management of corruption risks associated with growth opportunities remains a significant area of focus for our Compliance function, via a sub-team dedicated to supporting functions 1 Some EthicsPoint reports are enquiries, or are not related to business conduct concerns, or are a duplicate of an existing report. Case classification is made at the time of the report, however the classification can be changed as more information is uncovered during the investigation process. The data captures a point in time and is subject to change as some cases will be re-classified. 2 This excludes reports not containing a business conduct concern and excludes reports logged by leaders on behalf of others. 3 The calculation is based on reports completed in FY2023, containing one or more established allegations. Not all reports resulted in a finding. This can occur if there is insufficient information, the respondent is not able to be identified, was previously terminated, or the impacted person did not wish to proceed. This figure includes cases opened in FY2023 and prior to FY2023.

Governance Financial Statements Additional Information BHP Annual Report 2023 43 Operating and Financial Review that are responsible for initiating transactions and growth opportunities in countries with high corruption risks. Activities that potentially involve higher exposure to corruption risk require review or approval by our Compliance function, as documented in our anti-corruption compliance framework. In FY2023, Compliance conducted monitoring focused on verifying the operation of anti-corruption controls in relation to higher risk relationships and activities, including the provision of community donations and sponsorships, identification and management of potential conflict of interest circumstances in local procurement, and governance in relation to sole source procurement decisions. Our Compliance function regularly reviews our anti-corruption framework for compliance with the requirements of the US Foreign Corrupt Practices Act, the UK Bribery Act, the Australian Criminal Code and the applicable laws and regulatory developments of all places where we do business. These laws are consistent with the standards of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions. Our Compliance function is independent of our assets and regions and reports to the Chief Legal, Governance and External Affairs Officer. The Chief Compliance Officer also reports quarterly to the Risk and Audit Committee on compliance issues and meets at least annually with the Risk and Audit Committee Chair. The Compliance function also participates in anti-corruption risk assessments in respect of our operated assets or functions, our interests in non-operated assets and new business opportunities that we consider are exposed to material anti-corruption risks. In FY2023, the function provided input into 29 anti-corruption risk assessments. Risk awareness in first-line employees remains a critical preventative measure. Anti-corruption training is required to be provided to all employees and contractors as part of mandatory annual training on Our Code undertaken in the financial year. Our Compliance function also regularly communicates and engages with identified higher-risk roles. In FY2023, additional risk-based anti-corruption training was undertaken by 6,833 employees and contractors, as well as employees of some of our business partners and community partners. For more information on ethics and business conduct refer to bhp.com/ethics 6.10 Digital security and data privacy Digital security Our business and operational processes across our value chain are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. For more information on our approach to digital security refer to OFR 8.1 Data privacy We are committed to responsibly handling and protecting our people’s personal data. Our commitment to protecting personal information and privacy is embodied in Our Code and BHP’s Data Privacy Principles. BHP primarily collects and uses personal data from our candidates, employees and contractors for the purposes of managing our business operations and to ensure the health, safety and protection of our workforce. We believe transparency and respect for any personal data collected by BHP and our third parties are foundational to BHP’s Data Privacy Framework. Our Data Privacy Office is independent and oversees the implementation and monitoring of BHP’s Data Privacy framework by the functions and assets that collect and use personal data. We monitor for changes to BHP’s operating environment and consider the impacts to the operation of BHP’s Data Privacy Framework. With rapid changes to regulation and community expectations, we engage regularly with various external experts on changes to data privacy regulations and regulatory enforcement activities. Data is a key enabler to maintaining a safe, inclusive, and future-ready workforce, which includes recent key initiatives, such as BHP’s pandemic response, fatality elimination, Indigenous engagement, and to meet our inclusion and diversity objectives. Personal data collection by BHP is expected to adhere to BHP’s Privacy by Design Framework. High data privacy risk activities that require the collection and use of personal data are required to undergo a data privacy impact assessment. This assessment considers the appropriateness of the activity and defines the safeguards for the protection and responsible use of personal data. Senior leaders who are accountable for data privacy risks monitor key metrics on a regular basis, meeting at least annually to review changes to our global data privacy risk profile and share knowledge to improve consistency in how an individual’s data is handled. Data privacy breach simulations are conducted periodically to assess our readiness to respond to data privacy incidents. BHP takes a peoplecentric approach, prioritising activities that support and seek to rectify any potential harm or loss of rights caused to an individual. Data privacy training is required for all employees and contractors who handle personal data as part of their responsibilities. This includes a new joiners eLearn and periodic refresher courses. The FY2023 data privacy refresher eLearn was assigned to 12,083 employees and contractors. 6.11 Value chain sustainability Responsible supply chains Responsible supply chains is one of our six social value pillars, with our 2030 goal being to create sustainable, ethical and transparent supply chains together with our partners. The following programs of work support our progress towards this goal and indirectly support other pillars in our social value scorecard. These programs are intended to help ensure that minerals are responsibly sourced, produced and traced. Responsible production and sourcing standards BHP is committed to the adoption of a set of standards for the responsible production and sourcing of minerals and metals. The adoption of these standards is primarily aimed at ensuring we continuously improve against industry best practices. By being independently assessed against these standards, we can more transparently demonstrate to our stakeholders our intent to be a responsible actor within the mining and metals industry and for the global value chains we serve. This also allows us to align with ESG-related requirements set out by national mining associations, industry associations, commodity exchanges and emerging regulations. During FY2023, we commenced implementation of the sustainability standards strategy we outlined in our Annual Report 2022. Our strategy defines our pathway for the implementation of responsible production and sourcing standards and is focused on the foundations needed to enable a more efficient adoption of standards to better position BHP’s participation in the sustainability standards landscape. In FY2023, we socialised our approach to standards and external engagement with the Forum on Corporate Responsibility. We also worked on standards development in collaboration with industry associations, standards bodies, commodity exchanges and industry schemes, such as the International Council for Mining and Metals (ICMM), Towards Sustainable Mining (TSM), The Copper Mark, ResponsibleSteel, the London Metal Exchange (LME) and the Organisation for Economic Cooperation and Development (OECD). This included emphasising the importance of harmonising standards to improve the focus on effective implementation and comparability between companies’ disclosures about their performance. We expect to continue our work with the standards ecosystem in FY2024, to further improve harmonisation of the standards landscape.

44 BHP Annual Report 2023 6 Sustainability continued Standards accreditations Our Chilean operations Escondida and Spence and Olympic Dam in Australia maintained full accreditation against The Copper Mark during FY2023 (following a provisional award in FY2022) to recognise their responsible production practices. The Copper Mark is a voluntary assurance framework that independently assesses participants against 32 performance criteria across environmental, social and governance dimensions. For more information refer to coppermark.org Nickel West, Olympic Dam and WAIO completed independent third-party verification of self-assessments against the ICMM Mining Principles and associated Performance Expectations. The ICMM Mining Principles require member companies to conduct a prioritisation process to determine which assets will be subject to third-party validation across a three-year cycle. All of BHP’s long-term operated assets (excluding NSW Energy Coal and acquired OZ Minerals assets) have completed self-assessments against the ICMM Mining Principles and the associated Performance Expectations and the external validation sequence has been determined in consideration of commitments made by BHP to other standards, to enable operational efficiencies. Metals and minerals due diligence Our Responsible Minerals Program is our minerals and metals supply chain due diligence management system, which is aligned with the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance). The program requires fit-for-purpose due diligence with respect to the upstream minerals and metals supply chains for our operated assets and third-party trading activities. The program prioritises due diligence over suppliers of minerals and metals where our operated assets or the inbound supply chain for the products those assets produce have any extraction, transportation or trade association with a conflict-affected and/or high-risk area. The program applies exclusively to suppliers selling minerals and/or metals directly into our operated assets that will physically form a part of our products or selling minerals and/or metals to BHP that BHP intends to market to a third party. We commenced implementation of the Responsible Minerals Program in FY2023, including the publication of our Responsible Minerals Policy. In FY2024, we plan to undergo an assessment against the Joint Due Diligence Standard for Copper, Lead, Molybdenum, Nickel and Zinc for applicable sites, and we intend to publish our Step 51 report on our website in accordance with the OECD Guidance. The Joint Due Diligence Standard was established by The Copper Mark in collaboration with relevant metals associations to promote responsible minerals and metals supply chains for these commodities, aligned with the OECD Guidance. Traceability We see our core products as being important to the world’s energy transition. We strive to provide quality products in a responsible and more sustainable way. Against a backdrop of emerging regulations and standards globally, we see product traceability as a key enabler to help future-proof our supply chains. In FY2023, we engaged with our customers, downstream partners, industry experts and technology partners to define a multi-year product traceability strategy. The strategy builds on BHP’s responsible supply chain objectives and is focused on partnering with multi-stakeholder alliances to shape the transparency and traceability ecosystem and building the foundations needed to enable efficient adoption of emerging standards and regulations. While the strategy has been developed based on existing and likely future regulatory and customer requirements, we will continue to actively monitor and respond to new developments within the traceability landscape. Value chain sustainability Downstream minerals value chain Upstream minerals supply chain Minerals production (Outbound) Value chain standards development (Inbound) Responsible sourcing standards alignment (Operations) Responsible production standards alignment ESG standards governance, advocacy and development, transparency and traceability 6.12 Climate change Our position Our position on climate change continues to be shaped, broadened and strengthened by our strategic interests and the dynamic global response. We believe: – warming of the climate is unequivocal, the human influence is clear and physical climate-related impacts are unavoidable – the world must continue to increase both the levels of ambition and pace of greenhouse gas (GHG) emission reductions to meet the aims of the Paris Agreement – demand for renewable and low to zero GHG emission energy and lower GHG emission technologies is likely to grow at unprecedented rates as the world seeks to meet the aims of the Paris Agreement while supporting responsible global economic development, including progress on the United Nations Sustainable Development Goals – commodities and materials we produce underpin this transition and are critical to achieving global climate ambitions – a circular economy plays an important role in reducing GHG emissions associated with the extraction and use of mining products – an acceleration of global effort to drive energy efficiency is a critical element in avoiding, reducing and removing GHG emissions – policies to encourage rapid action should be implemented in an equitable manner to address competitiveness concerns, achieve lowest cost abatement and support equitable change and transition For the full statement of our position and more information on our actions on climate change refer to Our position at bhp.com/climate 1 Step 5 refers to the Five-Step Framework within the OECD Guidance.

Governance Financial Statements Additional Information BHP Annual Report 2023 45 Operating and Financial Review Our disclosures and approach to reporting OZ Minerals The contribution of the GHG emissions of the acquired OZ Minerals operations and functions is not material to BHP’s operational and value chain GHG emission reduction targets and goals for the purposes of baseline adjustments or the FY2023 reported GHG emission inventory. We plan to incorporate OZ Minerals-related GHG emissions into our GHG emission inventory and adjust the baselines for our targets and goals for FY2024 reporting (in alignment with GHG Protocol guidance). As a result, except where expressly stated (e.g. for material transition and physical climate-related risks), all GHG emissions and other climaterelated data, metrics or other information presented in this Report exclude the impact of the acquired OZ Minerals business. For more information on our reporting approach to OZ Minerals integration (including for our climate-related disclosures) refer to OFR 6.2 and OFR 8 and for OZ Minerals’ sustainability performance and data for CY2022 refer to OZ Minerals’ 2022 Annual Report and Sustainability Review and 2022 Sustainability Review Databook TCFD-consistent disclosures In accordance with the UK Listing Rules as set by the UK Financial Conduct Authority, we believe that our disclosures are consistent with the Task Force on Climate-related Financial Disclosures’ (TCFD) four recommendations and 11 recommended disclosures. The ‘Navigating our disclosures’ table that follows sets out each of the TCFD’s recommended disclosures, grouped under the four thematic areas and where our aligned disclosures can be found within this Report, together with reference to where voluntary additional information can be found in the BHP ESG Standards and Databook 2023. The ‘Navigating our disclosures’ table also sets out where information about progress against our Climate Transition Action Plan 2021 can be found. Supplementary disclosures that have been published outside of this Report (for FY2023 or in prior years) include: – the energy and resources modelling from BHP’s 1.5°C scenario, which was conducted in CY2020, published in the BHP Climate Change Report 2020, available at bhp.com/climate. For more information about our scenario analysis, refer to Transition to a low-carbon economy, later in this OFR 6.12 – our Climate Transition Action Plan 2021 (CTAP), available at bhp.com/climate. We describe the CTAP below, together with our progress (refer to the ‘Navigating our disclosures’ table) – a detailed description of how our measurement of GHG emissions aligns with the GHG Protocol methodology in the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023. GHG emission data for recent prior year periods, in addition to FY2023, are available in the BHP ESG Standards and Databook 2023 Both the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 and the BHP ESG Standards and Databook 2023 are available at bhp.com/climate Navigating our disclosures Task Force on Climate-related Financial Disclosure recommended disclosures Our response Governance: Disclose the organisation’s governance around climate-related risks and opportunities. a) Describe the board’s oversight of climate-related risks and opportunities – This OFR 6.12: Governance, pages 56–57 – Governance: Corporate Governance Statement, pages 99–106 b) Describe management’s role in assessing and managing climaterelated risks and opportunities – This OFR 6.12: Governance, pages 56–57 – Governance: Corporate Governance Statement, pages 107-111 – Governance: Remuneration Report, pages 118–126 Strategy: Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning where such information is material. a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term – This OFR 6.12: Climate-related risk management, page 51 – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 – This OFR 6.12: Physical climaterelated risk and adaptation, pages 54–56 – OFR 8.1: Risk factors, pages 73–81 – Financial Statements: Note 16, pages 162–165 b) Describe the impact of climaterelated risks and opportunities on the organisation’s businesses, strategy, and financial planning – This OFR 6.12: Operational GHG emission reductions, pages 46–48 – This OFR 6.12: Value chain GHG emission reductions, pages 49–50 – This OFR 6.12: Carbon credits and offsetting, pages 50–51 – This OFR 6.12: Climate-related risk management, page 51 – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 – This OFR 6.12: Physical climate-related risk and adaptation, pages 54–56 – This OFR 6.12: Metrics, targets and goals, pages 56–60 – OFR 8.1: Risk factors, pages 73–81 – Financial Statements: Note 16, pages 162–165 c) Describe the resilience of the organisation’s strategy, taking into consideration different climaterelated scenarios, including a 2°C or lower scenario – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 Risk Management: Disclose how the organisation identifies, assesses, and manages climate-related risks. a) Describe the organisation’s processes for identifying and assessing climate-related risks – This OFR 6.12: Climate-related risk management, page 51 – OFR 8: How we manage risk, pages 72–73 b) Describe the organisation’s processes for managing climate-related risks – This OFR 6.12: Climate-related risk management, page 51 – This OFR 6.12: Physical climaterelated risk and adaptation, pages 54–56 – OFR 8: How we manage risk, pages 72–73 c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management – This OFR 6.12: Climate-related risk management, page 51 – OFR 8: How we manage risk, pages 72–73 Metrics and Targets: Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material. a) Disclose the metrics used by the organisation to assess climaterelated risks and opportunities in line with its strategy and risk management process – This OFR 6.12: Transition to a lowcarbon economy, pages 51–54 – This OFR 6.12: Metrics, targets and goals, pages 56–60 – Governance: Remuneration Report, pages 118–126 Voluntary additional disclosures: – BHP ESG Standards and Databook 2023: available at bhp.com/climate b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions, and the related risks – This OFR 6.12: Metrics, targets and goals, pages 56–60 c) Describe the targets used by the organisation to manage climaterelated risks and opportunities and performance against targets – This OFR 6.12: Operational GHG emission reductions, pages 46–48 – This OFR 6.12: Value chain GHG emission reductions, pages 49–50 – This OFR 6.12: Metrics, targets and goals, pages 56–60

46 BHP Annual Report 2023 6 Sustainability continued Progress against Climate Transition Action Plan 2021 commitments Our response Pursuing net zero – our role, opportunity to act, and a suite of actions to drive results – This OFR 6.12: Operational GHG emission reductions, pages 46–48 – This OFR 6.12: Value chain GHG emission reductions, pages 49–50 – This OFR 6.12: Metrics, targets and goals, pages 56–60 Our position and progress on GHG emission reduction targets and goals (Scopes 1, 2 and 3) – This OFR 6.12: Operational GHG emission reductions, pages 46–48 – This OFR 6.12: Value chain GHG emission reductions, pages 49–50 – This OFR 6.12: Metrics, targets and goals, pages 56–60 Assessing capital alignment with a 1.5ºC world – our approach to strategy and operational and commercial decisionmaking in consideration of a range of different global, sectoral and regional scenarios, including a 1.5ºC outcome – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 – Financial Statements: Note 16, pages 162–165 – BHP Climate Change Report 2020: available at bhp.com/climate, pages 13–21 Just transition/Equitable change and transitions – our approach to dealing with the challenges associated with the transition of our communities and workforce as assets come to the end of their operating life – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 – OFR 6.14: Equitable change and transition at New South Wales Energy Coal, page 65 Climate policy engagement, including our strengthened approach to reviewing our membership of industry associations – This OFR 6.12: Transition to a low-carbon economy, pages 51–54 – bhp.com/sustainability/climatechange/ advocacy-on-climate-policy – bhp.com/about/operating-ethically/ industry-associations Climate governance – This OFR 6.12: Governance: pages 56–57 – Governance: Corporate Governance Statement, pages 99–111 – Governance: Remuneration Report, pages 118–126 For more information on our alignment with other sustainability and ESG standards, including the Climate Action 100+ Net Zero Company Benchmark and GHG Protocol refer to BHP ESG Standards and Databook 2023, available at bhp.com/climate Climate Transition Action Plan In September 2021, BHP published its first Climate Transition Action Plan (CTAP), which sets out the strategic approach to achieving our longterm GHG emission reduction targets and goals and our commitment to additional actions. Given the global nature of our business, customers and supply chain, the development of the CTAP considered the aims of the Paris Agreement and the then current commitments and policy settings of relevant key jurisdictions at that time. The CTAP was published before Australia (where our global headquarters are located) published its Long-Term Emissions Reduction Plan and passed legislation to enshrine its national targets for 2030 and net zero by 2050. We continue to monitor and take into consideration the evolving policy and regulatory landscape in our relevant jurisdictions as part of the periodic review by Management and the Board of the setting of and progress towards our operational and value chain GHG emission reduction targets and goals. BHP’s CTAP was approved with 84.9 per cent of votes in favour in the ‘Say on Climate’ advisory vote at the 2021 Annual General Meetings. As part of that process, we proposed holding an advisory vote in relation to BHP’s CTAP every three years and will hold the next advisory vote in 2024. Operational GHG emission reductions Overview In FY2023, we reduced operational GHG emissions (Scopes 1 and 2 from our operated assets) by 11 per cent from FY2022 and our operational GHG emissions have fallen 32 per cent since FY2020, the baseline year for our target and goal (adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals later in this OFR 6.12). This represents positive, early action towards reducing GHG emissions to a level aligned to our medium-term target. However, the challenge to decarbonise in coming years is anticipated to grow due to expanding business activity and the current lack of available technology solutions, particularly for diesel displacement. Progress towards our medium-term target is expected to be non-linear, but we remain on track to meet it by FY2030. We did not account for the retirement of any carbon credits in FY2023 to achieve this reduction or to support meeting our operational GHG emission reduction medium-term target and long-term goal. Despite our reduction of operational GHG emissions, total operational energy consumption increased by 4 per cent from FY2022 (adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals later in this OFR 6.12). This was largely driven by increased fuel and electricity consumption at Olympic Dam compared to FY2022 when the asset was undergoing scheduled maintenance, as well as increased electricity usage at Escondida and Spence and increased fuel usage at BMA. The GHG emission intensity of our operated assets in CY2022 is estimated to rank in the first quartile (iron ore and nickel) or first half (copper and metallurgical coal) of global mining operations analysed,1 based on CY2022 data from Skarn Associates and reported BHP data for CY2022 (as Skarn Associates’ data is prepared on a calendar year basis). For more information on how we calculate and compare GHG emissions intensity, refer to the BHP ESG Standards and Databook 2023, available at bhp.com/climate. Our operational GHG emission reduction strategy continues to prioritise structural abatement in areas that are technically and commercially feasible, while working in collaboration with our suppliers, partners and peers on accelerating the development of other potential decarbonisation technologies. In June 2023, we updated investors on our progress and plans to achieve our operational GHG emission reduction medium-term target and long-term goal. For more information on our progress and plans for operational decarbonisation refer to bhp.com/news/media-centre/reports-presentations/2023/06/ operational-decarbonisation-investor-presentation Medium-term target (FY2030) and long-term goal (CY2050) – Reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030. – Achieve net zero operational GHG emissions by 2050. Progress against adjusted baseline – FY2023: 9.8 MtCO2-e – FY2022: 11.0 MtCO2-e – FY2021: 14.6 MtCO2-e – FY2020 baseline: 14.5 MtCO2-e Baseline and subsequent years have been adjusted for methodology changes and divestments. For more information on the essential definitions, assumptions and adjustments for this target and goal refer to Metrics, targets and goals, later in this OFR 6.12 Delivered in FY2023 – reduced operational GHG emissions by 11 per cent from FY2022 (adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals, later in this OFR 6.12). This was achieved primarily through Power Purchase Agreements (PPAs) for renewable and lower GHG emission electricity (such as hydro and gas generation) for our operated assets – signed two new renewable PPAs. The first, with Neoen, is to provide renewable electricity to Olympic Dam commencing in FY2026 and the second, with Alinta Energy, is to provide renewable electricity to WAIO’s Port Hedland port facilities commencing in FY2025 – began a 12-month trial at Olympic Dam of a fully electric Jumbo (used in underground mining development to drill holes) that does not emit any GHG emissions in operation. This trial builds on other electric vehicle initiatives at Nickel West and BMA’s Broadmeadow mine, building towards the maturation, scale and deployment of technological alternatives to diesel-based vehicles and material movement – signed new and progressed work under existing partnership agreements with strategic original equipment manufacturers, such as Caterpillar, Komatsu, ProgressRail and Wabtec, to accelerate diesel displacement technologies for material movement – deepened our understanding of the measurement and quantification of fugitive methane emissions from BMA using emerging technologies, such as methane emissions-sensing satellites, drones and on-site measurements. We also began a vent air methane destruction project (where methane is vented from a mine in a way that it can be captured and combusted) at BMA’s Broadmeadow mine – met our social value scorecard short-term milestone through completion or progression of study phase projects in BHP’s operational decarbonisation plan 1 Global mining operations analysed cover seaborne iron ore operations, export metallurgical coal mines, copper mines and nickel mines and processing plants.

Governance Financial Statements Additional Information BHP Annual Report 2023 47 Operating and Financial Review Shifting to renewable and other low to zero GHG emission electricity Most of our operated assets are grid-connected in geographic areas that have access to renewable electricity through a network. This has enabled us to sign a number of renewable electricity PPAs for a proportion of our demand (on current projections) rapidly and at-scale. We aim to prioritise and incentivise new generation where commercially feasible, with eight out of nine of our current PPAs wholly or partially enabling new generation. All PPAs to date have been commercially attractive and operationally low risk, which has enabled reductions to our operational GHG emissions at low or no additional cost. Renewable electricity PPAs for our operated assets have been the primary reason for a reduction of our Scope 2 emissions by 70 per cent since FY2020 (adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals, later in this OFR 6.12) Switching from diesel to electricity to power our material movement is likely to significantly increase the amount of electricity required at our sites. We are studying the spare network capacity and the ability to meet this load growth with existing networks. We continue to monitor commitments by our peers that are expected to increase future electricity demand and to work with our network service providers to understand and plan for future capacity. Some on-site renewable or other low to zero GHG emission electricity may be required due to future lack of available capacity, as well as to achieve potential savings on network costs. Displacement of diesel Primarily used for material movement, diesel represents our largest source of operational GHG emissions and displacement is a core technical challenge. Our studies indicate that electrification through battery electric vehicles is the most technically feasible and commercially attractive solution for material movement for most of our operated assets. We are working with original equipment manufacturer partners and industry peers to accelerate the availability of battery electric vehicle technology for mining vehicles and equipment. We have seen progress with our original equipment manufacturer partners and peer collaboration to date. We expect original equipment manufacturers to be ready to produce battery electric vehicles at scale in the latter half of this decade. Given this trajectory, there may be instances where vehicle fleets will need to be replaced by diesel haul trucks to ensure continued safe and efficient production. For example, a significant proportion of our WAIO mining fleet is due for replacement prior to the anticipated availability of battery electric vehicle solutions, which would require us to purchase a significant quantity of diesel haul trucks. This is factored into our decarbonisation planning. In relation to hard-to-electrify uses of diesel, such as for bulldozers, most are anticipated to be addressed in the 2030s under the assumption of improved technical capabilities associated with electric options, more commercially attractive sources of sustainable biofuels or other technically feasible pathways. Managing fugitive methane Fugitive methane emissions from coal mining operations, although relatively small in relation to other GHG emission sources at BHP’s operated assets, are considered hard-to-abate as there are very few available solutions that are at a satisfactory technological and commercial readiness level for use in the mines we operate. Those fugitive methane abatement technologies that are proven do not address 100 per cent of the methane emissions, so it is likely that a sizeable residual volume will remain untreated without significant technological progress and further investment. In the short term, we have begun a vent air methane destruction project at BMA’s Broadmeadow, our only underground metallurgical coal mine. This project offers co-benefits by reducing fugitive methane emissions and reducing safety risks for workers when underground. We are working with satellite imaging and data companies to help increase our understanding of fugitive methane emission levels over time as well as any potential changes associated with mining levels (given the general tendency for methane density to increase as coal mines deepen). Our other mines at BMA, which are open-cut operations, have geological and technology readiness challenges for reduction of fugitive methane emissions. Draining is currently the dominant technology used in methane abatement at open-cut coal mining operations, but the majority of draining occurs prior to mining activities. Therefore, the ability to retrofit a draining solution for an existing coal mine remains unclear. We continue to monitor for new and evolving abatement technologies, with funding allocated to further explore suitable opportunities as they arise. We plan to begin drilling at multiple BMA sites in FY2024 to obtain a deeper understanding of methane quality and quantity (in both magnitude and density) and to help inform future versions of our methane management plan. For more information on our measurement methods for coal mine fugitive methane emissions refer to BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023, available at bhp.com/climate Capital allocation towards pathways and solutions Decarbonisation is embedded in our annual investment and prioritisation processes. All investment decisions consider the quantity of GHG emissions associated with the project, the cost per tonne of CO2-e associated with the project and the alignment with the Group pathways to a net zero trajectory. In FY2023, we spent US$122 million on initiatives associated with operational GHG emission reductions, together with value chain GHG emission reductions in areas such as steelmaking and shipping, and BHP Ventures investments. This figure does not include the operating expenditure associated with renewable electricity arrangements established at a number of our operated assets, which collectively represented the main source of operational GHG emission abatement for BHP in FY2023. From FY2024 to FY2030, we expect to spend around US$4 billion (nominal value) on operational decarbonisation, with plans reflecting an annual capital allocation of between approximately US$250 million and approximately US$950 million per year over the next five years. On current assumptions, the overall portfolio of decarbonisation projects to support achievement of our medium-term target is expected to deliver a positive net present value (NPV) for the Group, while to date, most implemented projects have delivered a positive or neutral NPV. BHP Ventures also continues to build a portfolio of investments to help accelerate innovation in the mining industry through assessment and execution of additional investments across emerging technology areas, including long-duration energy storage solutions, diesel displacement and carbon dioxide removal. For more information on our range of investments to drive decarbonisation and sustainable growth refer to bhp.com/about/our-businesses/ventures Projected and potential operational abatement pathways and capacity Our operational GHG emission abatement pathway to FY2030 sets out our material decarbonisation projects and initiatives that are intended to achieve our medium-term target (as shown in the chart ‘Projected operational GHG emission abatement pathway to FY2030’ on the next page). Importantly, we are not planning to use carbon credits to offset GHG emissions to meet our medium-term target. Many of the decarbonisation projects planned to commence in the 2020s are likely to extend beyond our medium-term target period and to make a substantial contribution towards our long-term goal. We seek to prioritise projects that are both technically and commercially de-risked, with preference given to projects that can be delivered with a positive NPV. Potential projects are evaluated and ranked based on key variables that help to evaluate their risk (threat and opportunity), including technology readiness, operational integration, the maturity and certainty of abatement and the financial metrics associated with the project. As we look beyond our medium-term target towards our long-term goal of net zero operational GHG emissions, we will continue to embed decarbonisation objectives into mine designs and processing options while continuing initiatives to reduce existing GHG emission sources through our plans for widespread diesel displacement. We intend to do this largely via electrification and reducing gas consumption at our smelters and refineries using options such as direct electrification and green hydrogen, subject to evaluation of their risk. Fugitive methane is likely to remain a hard-to-abate GHG emission source. However, we estimate up to 50 per cent of BMA’s total forecast fugitive methane emissions could be extracted and actively managed with the use of currently available technologies.

6 Sustainability continued

Due to the nature of decarbonisation and the need for us to decarbonise our operations while we continue to maintain and grow the business, we expect the pathway to net zero will not be a steady downward trajectory, but will include temporary increases associated with new and expanded operations, fleet replacement and other operational realities (as shown in the chart below).

Our decarbonisation pathway can be compared against a cumulative budget, reflecting a hypothetical straight line between our FY2020 baseline and FY2030 medium-term target, and another hypothetical straight line between our FY2030 medium-term target and CY2050 long-term goal (refer to the charts below). Our current cumulative planned performance has us on track to remain within the cumulative budget until around FY2040, in part as a result of early action taken to date. The potential emergence of accelerated decarbonisation options in the 2030s and 2040s may further accelerate our GHG emission reductions.

The role of offsetting in our operational decarbonisation pathway

Because of our prioritisation of structural abatement, our decarbonisation pathway to FY2030 does not assume the use of carbon credits to meet our medium-term target. However, if our planned abatement projects fail to deliver the expected GHG emission reduction, we retain the flexibility to use high-integrity carbon credits (those that meet our integrity standards) to manage our pathway to FY2030.

Looking beyond FY2030, we may purchase and retire high-integrity carbon credits to offset operational GHG emissions that we have determined cannot be entirely avoided due to technological, physical or financial constraints. These carbon credits may be used to offset operational GHG emissions and support achievement of our long-term goal. For example, carbon credits may be used to offset fugitive methane emissions considered hard-to-abate.

Our individual operated assets may also be subject to regulated GHG emission thresholds and regional carbon pricing (including GHG emission trading schemes). In cases where our direct GHG emission reductions are not able to meet the requirements specified for these schemes, we may purchase and retire eligible carbon credits to meet our compliance obligations. We do not intend to account for these carbon credits in order to reach our medium-term target.

For more information on how we expect to use carbon credits, our integrity standards for carbon credits and the anticipated impact of Australia's Safeguard Mechanism refer to Carbon credits and offsetting at bhp.com/climate

Projected operational GHG emission abatement pathway to FY2030[1]

Operational GHG emissions ($MtCO_2$-e)


▼32%
16
14
12
10
8
6
4
2
0
15%
43%
42%
20%
19%
61%
FY2020
Chile PPAs
Australia PPAs
Other changes
FY2023
Organic growth
New PPAs
Diesel
Natural gas
Fugitive methane and other sources
FY2030 medium-term target
Diesel
Electricity
Fugitive methane and other sources
Organic growth

Projected and potential operational GHG emission abatement pathway to CY2050[2]

Operational GHG emissions ($MtCO_2$-e)


15
12.5
10
7.5
5
2.5
0
-2.5
FY2020
FY2030
FY2040
CY2050
BHP's net zero trajectory
Decarbonisation pathway
Uncertainty range
Negative GHG emission solutions
Electricity
Diesel
Natural gas
Fugitive methane and other sources

Projected cumulative operational GHG emissions to CY2050[2]

Operational GHG emissions ($MtCO_2$-e)


300
250
200
150
100
50
0
FY2020
FY2030
FY2040
CY2050
BHP's net zero trajectory
Decarbonisation pathway
Uncertainty range

1 Future operational GHG emission estimates are based on latest annual business plans. Excludes acquired OZ Minerals assets and plans. FY2020 to FY2022 GHG emission data has been adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals, later in this OFR 6.12. 'Other changes' represents a mix of GHG emission reduction initiatives and changes in production. 'Organic growth' represents increase in GHG emissions associated with our operations. 'New PPAs' refers to GHG emission reductions from renewable PPAs already entered and/or intended to be signed with reductions occurring post FY2023 and before FY2030. 'Fugitive methane and other sources' includes (as part of 'other sources') other feedstocks and heat sources, such as coal, coke, fuel oil and LPG and mineral carbonation. GHG emission calculation methodology changes may affect the information presented in this chart. Forecast information is subject to change due to technical, operational, or commercial risks that may impact future outcomes.

2 Future GHG emission estimates are based on latest annual business plans. Excludes acquired OZ Minerals assets and plans. FY2020 to FY2022 GHG emission data has been adjusted for methodology changes and divestments; for more information refer to Metrics, targets and goals, later in this OFR 6.12. 'Decarbonisation pathway' represents planned decarbonisation activities to reach BHP's operational GHG emission reduction target and goal. 'Uncertainty range' refers to higher-risk options currently identified that may enable faster or more substantive decarbonisation, but which currently have a relatively low Technology Readiness Level, higher operational integration risk and/or are not yet commercially available and includes projects that may require changes to recognition of carbon sequestration such as mineral carbonation. 'BHP's net zero trajectory' refers to a hypothetical straight line between our FY2020 baseline and FY2030 medium-term target and another hypothetical straight line between our FY2030 medium-term target and CY2050 long-term goal. 'Negative GHG emission solutions' include carbon credits (avoidance, reductions or removals) or other technologies that result in emission reductions. This shows the requirement in order to reach net zero if decarbonisation at the lower line of the 'Uncertainty range' were achieved (but does not reflect probability). 'Fugitive methane and other sources' includes (as part of 'other sources') other feedstocks and heat sources, such as coal, coke, fuel oil and LPG, and use of self-generated carbon credits. GHG emission calculation methodology changes may affect the information presented in these charts. 'Fugitive methane and other sources' is estimated in accordance with the Australian National Greenhouse and Energy Reporting measurement methodology and does not reflect the tendency for methane density to increase as coal mines deepen, due to current uncertainty with respect to future opportunities to manage methane at our BMA mines. Forecast information is subject to change due to technical, operational or commercial risks that may impact future outcomes.

48 | BHP | Annual Report 2023

Governance Financial Statements Additional Information BHP Annual Report 2023 49 Operating and Financial Review Value chain GHG emission reductions Overview Long-term goal (CY2050) – We are pursuing the long-term goal of net zero Scope 3 GHG emissions by 2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone. Progress against restated baseline – FY2023: 370.5 MtCO2-e – FY2022: 401.3 MtCO2-e – FY2021: 400.6 MtCO2-e – FY2020 baseline: 413.0 MtCO2-e Baseline and subsequent years have been restated for methodology changes. For more information on the essential definitions, assumptions and adjustments for this goal refer to Metrics, targets and goals, later in this OFR 6.12 We seek to address Scope 3 emissions by focusing on how we invest, partner and influence to support GHG emission reductions in our value chain. Our reported Scope 3 emission inventory for FY2023 remains dominated by the downstream GHG emissions from the use of iron ore and metallurgical coal to produce steel (84 per cent) and the combustion of energy coal (10 per cent). In hard-to-abate sectors, such as steelmaking and shipping, our investments and collaborations may not begin to make a material impact on value chain GHG emissions associated with our business for a decade or more. However, our planned closure of NSWEC by the end of FY2030 is anticipated to result in a material reduction in our reported Scope 3 Category 11, Use of sold product emissions. This closure is intended to almost entirely reduce downstream GHG emissions from energy coal combustion in our inventory, although a small residual amount of these GHG emissions may remain in our reported Scope 3 emission inventory from our BMA operations, as BHP has historically marketed a small portion of BMA products against energy coal indexes. For additional transparency to assist tracking of our progress, we are disclosing a baseline year of FY2020 for our value chain GHG emission long-term goal, consistent with our operational GHG emission longterm goal of net zero, together with a baseline year of FY2020 for our medium-term goal for steelmaking and CY2008 for our medium-term goal for shipping (the latter for alignment with the International Maritime Organisation). We are reviewing our approach to baseline adjustments for material acquisitions and divestments for our Scope 3 targets and goals, and may calculate and include adjusted baselines in future reports. As measurement of our inventory improves, this may also lead to changes to the baseline figures for Scope 3 emissions. We did not account for the retirement of any carbon credits in FY2023 for the purposes of calculating our progress towards achieving our value chain GHG emission targets and goals. Improving GHG emission measurement is essential to quantifying the GHG emission reductions in our value chain, as our current Scope 3 emission estimations may not reflect or track the impact of some of the actions we are taking now to progress towards our long-term goal. We do not anticipate significant reductions in our reported Scope 3 emission inventory in the medium term, in part due to the way we currently estimate Scope 3 emissions, which is generally not supplier- or customer-specific and therefore would not reflect the GHG emission reductions they achieve. We are seeking ways to improve the availability of data. For example, in shipping we have had early successes in developing a carbon accounting and decision support system tailored to ship chartering (DNV’s Veracity data platform). In other areas, we aim to progressively improve Scope 3 measurement capability and we intend to partner with our GHG emission intensive customers and suppliers to address these challenges. We are preparing cradle-to-gate life cycle assessments of some of our products, starting with nickel and metallurgical coal with an aim to complete these in FY2024 in order to meet customer requests and growing market expectations. Steelmaking Overview BHP is supporting the industry and our customers to develop solutions to reduce GHG emission intensity from steelmaking through a mix of research, customer partnerships and industry advocacy. Medium-term goal (CY2030) – Support industry to develop technologies and pathways capable of 30 per cent emissions intensity reduction in integrated steelmaking, with widespread adoption expected post-2030. Progress against goal – Metric: Financial value committed in steelmaking partnerships and ventures to date – FY2023: US$114 million to date (excluding in-kind contributions) For more information on the essential definitions, assumptions and adjustments for this goal refer to Metrics, targets and goals, later in this OFR 6.12 Delivered in FY2023 – we now have collaborative partnerships with ArcelorMittal, China Baowu, JFE Steel, HBIS Group, POSCO, Tata Steel and Zenith Steel who collectively represent approximately 19 per cent of reported global steel production (World Steel in Figures 2023, World Steel Association). These partners account for direct sales in FY2023 of approximately 33 per cent of our iron ore and metallurgical coal – continued lab and pilot scale trials of electrolytic iron production from our iron ores through our BHP Ventures investment companies Boston Metal and Electra – engaged with steelmaking customers who account for approximately 83 per cent of our FY2023 direct sales to exchange views on potential decarbonisation pathways and discuss ways to align GHG emission calculation methodologies Pathways and strategy Our collaboration partnerships in the steel sector (described in the following table) reflect the multiple paths being explored to reach, and our initial steps towards, a potential ‘green end state’, which is the label we give to the stage in our steel decarbonisation framework where widespread ‘near zero emission steel’ production could be achievable (as per the ResponsibleSteel International Standard 2.0 Performance Level 4 threshold). For more information on the potential primary steelmaking technology pathways for our Pilbara ores refer to bhp.com/news/prospects/2023/06/pathways-to-decarbonisationepisode- seven-the-electric-smelting-furnace Partners Projects Blast furnace and basic oxygen furnace potential pathway China Baowu – completed Phase 1 R&D and launched the Low Carbon Knowledge Centre for ongoing R&D and technology piloting Zenith – low-carbon emission iron ore sintering – feasibility of low-fossil carbon gas injection HBIS – enhanced lump for low-carbon emission blast furnace JFE, POSCO – coke and ferrous properties for low carbon emission blast furnace Tata Steel – generation and use of biogenic carbon in steelmaking ArcelorMittal, HBIS, China Baowu – application of carbon capture and/or utilisation technologies Direct reduced iron and electric smelting potential pathway JFE, HBIS, China Baowu, POSCO, Technology providers – use of BHP iron ores in blends for direct reduced iron production – R&D and trials in different direct reduced iron furnace configurations – joined the POSCO Hyrex partnership for fluidised bed direct reduced iron University of Newcastle, Hatch – bench-scale R&D on electric smelting furnace – started design study for small pilot scale electric smelting furnace facility to establish viability and share learnings on raw material and operational parameters Electrolysis potential pathway Boston Metal, Electra – lab and pilot trials of electrochemical metal production from BHP ores

50 BHP Annual Report 2023 6 Sustainability continued Shipping Overview We are one of the largest dry bulk charterers in the world and aim to use our chartering size and scale to increase the speed of the shipping industry’s progress towards decarbonisation. We seek to influence the supply chain and broader market by creating demand for lower and zero GHG emission fuels and energy efficient technologies in shipping. Medium-term goal (CY2030) – Support 40 per cent emission intensity reduction of BHP-chartered shipping of BHP products. Progress against baseline – FY2023: 3.2 gCO2-e per deadweight tonne (dwt) per nautical mile (nm)1 – CY2008 baseline: 5.4 gCO2-e/dwt/nm2 Long-term target (CY2050) – Net zero by 2050 for the GHG emissions from all shipping of BHP products. Progress against baseline – FY2023: 6.1 MtCO2-e – FY2022: 7.4 MtCO2-e – FY2021: 7.5 MtCO2-e – FY2020 baseline: 7.1 MtCO2-e For more information on the essential definitions, assumptions and adjustments for this goal refer to Metrics, targets and goals, later in this OFR 6.12 Delivered in FY2023 – GHG emission intensity of BHP-chartered shipping is 41 per cent below CY2008, the baseline year for our medium-term goal, representing positive, early action towards reducing GHG emission intensity to a level aligned to our medium-term goal. The challenge to maintain and reduce GHG emission intensity even further in coming years will grow due to expanding business activity and the availability of lower and zero GHG emission intensity solutions, however, we remain on track to meet this goal – chartered four additional dual-fuelled liquefied natural gas (LNG) vessels capable of reducing GHG emissions by up to 30 per cent per voyage when run on LNG compared to conventional fuel and taking into account efficiency of the vessel design. BHP now has five dual-fuelled LNG vessels in our time-chartered fleet. We view LNG as a transitional fuel and are exploring other interim GHG emission abatement options for shipping, such as biofuels, pending suitable availability of low to zero GHG emission fuels – collaborated with a consortium of miners, shippers and the Global Maritime Forum to analyse the feasibility of usage of lower and zero GHG emission ammonia. The subsequent report ‘Fuelling the decarbonisation of iron ore shipping between Western Australia and East Asia with clean ammonia’ and its findings are available at globalmaritimeforum.org – issued an Expression of Interest to establish an ammonia value chain for design and build of ammonia-fuelled vessels and supply of ammonia as a fuel. This proposed project aims to support establishment of infrastructure related to the supply of ammonia and build regulatory alignment in jurisdictions across the shipping supply chain for safe handling, bunkering and storage – executed a fixed-term (one year) agreement to introduce biofuels into the fuel mix for shipping of BHP’s products for certain voyages, resulting in up to 19 per cent GHG emission reduction per voyage leg compared to conventional fuel (with the level of reduction depending on the bunkering specification). The biofuels used are certified under the International Sustainability and Carbon Certification system – pioneered real-time measurement, exchange and analysis of quality-assured voyage data with ship owners through DNV’s Veracity data platform to enable BHP to optimise and introduce chartering choices as a strategic lever by selecting vessels with a comparatively lower GHG emission profile Pathways and strategy Vessel propulsion is still primarily powered by the combustion of fuel oil. The long distances travelled, need for suitable port infrastructure, long life of vessels, safety concerns and nascent alternative fuel options contribute to making this a hard-to-abate sector. As a large shipping customer, we play a number of important roles, including to: – help create demand for lower and zero GHG emission fuels, such as ammonia, which assists to accelerate the adoption of technologies once proven and provide suppliers confidence to make investment decisions – partner to bring new vessel propulsion technologies (e.g. wind assisted propulsion) to maturity to reduce or eliminate the use of bunker fuel – advocate for industry regulations to increase the speed and scale of shipping decarbonisation – use real-time data analytics to optimise vessel and route selection to improve efficiency Suppliers Overview In FY2023, we spent approximately US$20.6 billion on goods and services from approximately 8,000 suppliers. Our top 500 suppliers by spend make up approximately 70 per cent of this spend and we are prioritising our engagement with this cohort as part of the first steps towards our long-term target. We are not currently able to measure the Scopes 1 and 2 emissions of our direct suppliers (the specific boundary of this target), and therefore Scope 3 Category 1 Purchased goods and services GHG emissions are currently used as a proxy for both the FY2020 baseline and subsequent years of our longterm target for suppliers. Long-term target (CY2050) – Net zero by 2050 for the operational GHG emissions of our direct suppliers. Progress against restated baseline – FY2023: 9.1 MtCO2-e – FY2022: 8.8 MtCO2-e – FY2021: 9.3 MtCO2-e – FY2020 baseline: 9.2 MtCO2-e Baseline and subsequent years have been restated for methodology changes. For more information on the essential definitions, assumptions and adjustments for this target refer to Metrics, targets and goals, later in this OFR 6.12 Delivered in FY2023 – assessed the decarbonisation targets of our top 500 suppliers, including through direct engagement, to understand their alignment with our long-term target of net zero by CY2050 for the operational GHG emissions of our direct suppliers, with 55 per cent aligned in FY2023 (compared to 27 per cent in FY2022) Pathways and strategy BHP’s opportunity to influence our suppliers to set their own targets and goals for decarbonisation is broad: from the types of goods and services we procure, to the way we assess tenders and how we set and evaluate performance expectations. Over the long-term, we intend to continue to engage with and seek to influence our suppliers to set goals and targets that align with BHP’s long-term target. Once suppliers are aligned, we consider them best placed to operationally manage achievement of their own goals and targets and BHP intends to monitor their progress. We seek to enhance our contracting arrangements with suppliers to meet this aim. Carbon credits and offsetting BHP prioritises structural abatement of our operational GHG emissions to achieve our medium-term target and long-term goal and to fulfil our regulatory obligations. While we prioritise structural abatement, we acknowledge that carbon credits are likely to be needed to offset hard-toabate GHG emissions with limited or no technological solution and in a temporary capacity as abatement options are being studied, or to ensure compliance with local or regional GHG emission pricing schemes. 1 Data to show our progress towards this goal has been published for the first time for FY2023 reporting. 2 CY2008 was selected as the baseline year for this goal to align with the base year for the International Maritime Organisation’s 2030 emission intensity goal and its corresponding reasoning and strategy.

Governance Financial Statements Additional Information BHP Annual Report 2023 51 Operating and Financial Review BHP is committed to transparently disclosing the carbon credits we use towards meeting the targets and goals we have set, as well as for our regulatory obligations. BHP has five use cases in which we may use or support the supply of carbon credits, which we have updated since FY2022 to provide more clarity and detail. BHP may use carbon credits in the following cases, to complement the structural abatement of GHG emissions that we prioritise: Operational GHG emissions Using carbon credits to meet our operational GHG emission long-term goal for hard-to-abate GHG emissions, as we work to decarbonise our operated assets. Potentially offsetting to reduce our carbon footprint beyond the straight line trajectory of our GHG emission reduction target and goal. Value chain GHG emissions Supporting our suppliers and customers in using carbon credits to supplement their focus on GHG emissions abatement, including bundling carbon credits with commodity transactions. Regulatory compliance Using carbon credits to offset GHG emissions for regulatory compliance in our operational locations. Social investment Improving environmental, social and economic outcomes through targeted investment in nature-based solutions, in line with our social value framework. Commercial opportunities Creating new product options for our customers or originating high-integrity carbon credits through project development or direct investment. For information on how we source carbon credits, including our integrity standards for carbon credits, refer to Carbon credits and offsetting, at bhp.com/climate Climate-related risk management BHP applies a single, Group-wide approach, known as the Risk Framework, to the identification, assessment and management of risks, including climaterelated risks. We define risks to include both threats and opportunities. Our Risk Framework provides a common foundation for the management of climate-related risks together with all our risks and supports the integration of processes for identifying, assessing and managing climate-related risks into BHP’s approach to decision-making and strategy formation. This enables the relative significance of climate-related risks to be considered and addressed in the context of BHP’s overall risk profile. Threats are assessed to determine their potential impacts and likelihood. To do this, BHP considers a range of aspects (including environment, ecosystems, community, company reputation, investment attractiveness and ability to access opportunities) using a standard severity table that measures the maximum foreseeable loss, linked to our mandatory minimum performance requirements for risk management. These requirements also set a process to determine the maximum foreseeable gain for an opportunity. We then implement controls designed to prevent, minimise or mitigate threats and enable or enhance opportunities. Risks and controls are required to be assessed at least annually and are also assessed on an ad hoc basis as needed, to evaluate performance and determine if remediation is required. We recognise that climate change may influence or exacerbate risks across our risk profile, impacting issues including asset integrity, pricing of inputs, access to markets, changes to regulation and access to funding. Decisions on the prioritisation of actions to manage threats or pursue opportunities such as these are made consistent with our standard risk, planning and investment processes. Using a consistent approach allows us to consider climate-related risks across our business, integrated through our risk profile, to focus our actions on those that are material and integrate management of them into our core activities and business plans. We continue to embed climate-related risk across our risk profile and to build out the controls required to manage threats or enhance opportunities. We also continue to review the completeness of our climate-related risk profile, seeking to identify, assess and manage emerging climaterelated risks. BHP recognises that the transition to a low-carbon economy and physical climate-related impacts, together with their potential significant financial, social and environmental effects, are risk factors for the Group (for a description of material risk factors for BHP, including those that are climate-related, refer to OFR 8.1). Climate-related risk factors are broadly categorised as: – transition risks, which arise from existing and emerging policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. We have provided detailed disclosures on the management of risks associated with the transition to a low-carbon economy, later in this OFR 6.12 – physical risks, which refer to acute risks that are event-driven, including increased severity and frequency of extreme weather events and chronic risks resulting from longer-term changes in climate patterns. We have provided detailed disclosures on the management of these risks in Physical climate-related risk and adaptation, later in this OFR 6.12 In setting and monitoring delivery of our strategy, the Board and Management consider climate-related risks (threats and opportunities), both physical and transition, across the following time horizons: – short-term (up to two years), aligning with our two-year budget process – medium-term (two to five years), defining supportive actions and initiatives that sit outside of our two-year budget process in order to support our long-term strategy – long-term (five to 30 years), given our supply, demand and pricing forecasts and our scenarios for portfolio analysis extend to 2050 and in some cases beyond. Given the long-term nature of some climaterelated risks, we qualitatively and quantitatively explore scenarios across a range of climate-related outcomes and assess the impact they could have As climate change has the potential to influence or exacerbate risks across our risk profile, many of which may have a material financial impact (negative from threats and positive from opportunities) to BHP, climaterelated risks arise or require management across each of these time horizons. As such, while time horizons help us to assess potential impacts and plan our response, we do not use them specifically to categorise climate-related risks. The linkage of these time horizons to our planning processes and activities and strategy formation informs our decisionmaking and enables us to take appropriate and timely actions to manage these risks. For more information on the management of risks, which include climate-related risks, within BHP’s Risk Framework and the process to formally transition OZ Minerals’ operations and functions to BHP’s Risk Framework refer to OFR 8 Transition to a low-carbon economy Scenario analysis In CY2020, BHP developed a 1.5°C scenario1 for the purpose of analysing the resilience of our portfolio to accelerated global action on climate change. We consider a range of inputs, including our 1.5°C scenario, when testing the resilience of our portfolio, forming strategy and making investment decisions. The energy and resources modelling from BHP’s 1.5°C scenario conducted in 2020 remains consistent with the updated carbon budget released in the Working Group I report as the first part of the IPCC’s Sixth Assessment Report in 2021. In addition, we periodically benchmark our 1.5°C scenario against a number of published scenarios that align with a 1.5°C carbon budget, such as the IPCC and third-party energy and resource research organisations (including the International Energy Agency, IHS Markit, Wood Mackenzie, Bloomberg New Energy Finance and CRU). We are currently preparing an updated 1.5°C scenario to be completed in FY2024. 1 This scenario requires steep global annual GHG emission reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. For more information about the assumptions, outputs, and limitations of our 1.5°C scenario refer to the BHP Climate Change Report 2020, available at bhp.com/climate

52 BHP Annual Report 2023 6 Sustainability continued At the time of publication of this Report, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required for the aims of the Paris Agreement to be achieved as the most likely future outcome. However, as governments, institutions, companies and society increasingly focus on addressing climate change, the potential for a non-linear and/or more rapid transition and the subsequent impact on threats and opportunities increases. Our operational planning, price outlooks and strategy formation are informed (together with other market sources of information) by our operational planning cases. As an input to our operational planning cases, we use our current estimates (as updated in FY2023) of the most likely high-, mid- and low-range of future states for the global economy and associated sub-systems; three pathways that we refer to collectively as our ‘One Energy View’. These are proprietary assessments of the likely future demand and supply of key commodities, rather than climate scenarios designed to test the resilience of our portfolio to different global climate action trajectories. However, our One Energy View pathways implicitly present a global average temperature outcome given they cover the energy sector. Among other changes in FY2023, our updated One Energy View reflects an acceleration in action on climate change over the past few years, resulting in all three of its pathways ultimately reaching global net zero GHG emissions, albeit employing different technological and policy assumptions and different underlying macro-economic growth assumptions to get there. In all three One Energy View pathways, most developed economies reach net zero around 2050, while other large economies reach net zero in 2060 and 2070, and they result in an implied global average temperature outcome of around 2°C by 2100. We seek to maximise our exposure to products with significant opportunity under all pathways and scenarios and to minimise the risk that capital may be stranded in a rapidly decarbonising world. Our assessment in CY2020 indicated that the portfolio we then held would be resilient and have potentially higher financial value overall under our 1.5°C scenario when compared to our then current central planning cases that were associated with higher implied global average temperature outcomes. Since that assessment, we have continued to consider our 1.5°C scenario in our decision-making and strategy formation. We have made changes to our portfolio, including the divestment of our Petroleum business, all but one energy coal asset (NSWEC, at which we intend to cease mining by the end of FY2030) and our interest in lower-grade metallurgical coal assets, all of which would be expected to increase the resilience of our portfolio as a whole under our 1.5°C scenario. Impact on our business, strategy and capital alignment and allocation The results of our climate-related risk (threats and opportunities) assessment across our short-, medium- and long-term time horizons (for more information refer to Climate-related risk management, earlier in this OFR 6.12), as well as our 1.5°C scenario, continued to be systematically integrated into our strategy and capital allocation process during FY2023, enabling us to test the extent to which our business, strategy and capital allocation are aligned with a rapidly decarbonising global economy. For an overview of how climate-related issues have impacted our operational activities and our approach with respect to our value chain refer to Operational GHG emission reductions and Value chain GHG emission reductions, earlier in this OFR 6.12. For more information on how consideration of climate-related issues serves as an input to our financial processes, including the potential impact of climate-related issues on financial performance and financial position, refer to Financial Statements, Note 16, pages 162–165. We continue to engage with investors, industry and standard setters to explore ways of establishing clear methodologies for classification and measurement of ‘green revenue’1 and associated capital expenditure within the resources sector, including engagement with the investor-led initiative Climate Action 100+ (CA100+) as part of the development of its proposed Net Zero Standard for Diversified Mining. We note that there are still divergent and evolving views on what constitutes ‘green revenue’, with no clear definition or expectations for other sustainability indicators, for the resources sector. Traceability of end use for many commodities, such as copper, still remains a challenge as they undergo multiple stages of processing and have a diverse range of end uses. Given this continued uncertainty, this year we have presented multiple classifications of our commodities to reflect a view on their actual or potential contribution to the transition to a lowcarbon economy. The table on the next page outlines our FY2022 and FY2023 production, revenue and associated capital expenditure for our major commodities, including the identification of key transition materials as defined in the draft Net Zero Standard for Diversified Mining, as well as what we classify as our future-facing commodities (i.e. those that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging mega-trends like electrification and decarbonisation).2 This table is intended only to present an indicative approach pending clear and resolved methodologies for the identification of the key transition materials that contribute to the transition to a low-carbon economy and the calculation of the revenues they generate. We also acknowledge that the classifications in the table focus primarily on the theme of enabling the transition to a low-carbon economy to mitigate climate change and that broader sustainability indicators in relation to how these commodities are produced are also important to consider. Although steelmaking materials (iron ore and higher quality metallurgical coal) are not included in the classifications above, we have included them in the table for completeness and we believe they also play an important role in the transition. We are consolidating our remaining metallurgical coal portfolio to focus on the higher-quality coal used for steelmaking to meet expected ongoing demand for steel. The use of higher-quality coal enables more efficient steelmaking and lower GHG emission intensity, which may help steelmakers in their medium-term GHG emission reduction efforts. We see the blast furnace with carbon capture, utilisation and storage route, which would require metallurgical coal as an input, as an important part of the journey towards the end-state objective of widespread ‘near zero emission steel’ production. External analysis, such as the International Energy Agency’s net zero by 2050 scenario, supports the role of the blast furnace with carbon capture, utilisation and storage route in the end-state. For more information on the International Energy Agency’s net zero by 2050 scenario refer to iea.org/reports/net-zero-by-2050 In FY2022, we announced that we would retain (rather than sell) NSWEC, our only remaining energy coal asset, in our portfolio. We intend to seek the relevant approvals with the New South Wales and Australian Governments to continue mining beyond its current mining consent that expires in CY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Additional capital is expected to be required for the proposed life extension of the Mt Arthur Coal mine through to the end of FY2030, should relevant approvals be received. Spend in FY2023 and all currently approved spend for this asset is limited to maintenance capital. Our capital expenditure plans are increasingly focused on future-facing commodities between FY2024 and FY2028, as illustrated in the ‘Capital spend in future-facing commodities’ chart on the next page. 2 As indicated by our scenario analysis, including our 1.5°C scenario. Currently, major commodities in the BHP portfolio that fall within this criterion include copper, nickel and potash. 1 ‘Green revenue’ is a label referenced externally, including by standard setters and in investor-led benchmarks, which is intended as a measure of the extent to which products and services contribute to the transition to a low-carbon, resource efficient and socially inclusive economy. For more information refer to unep.org/regions/asia-and-pacific/regional-initiatives/supporting-resourceefficiency/ green-economy.

Governance Financial Statements Additional Information BHP Annual Report 2023 53 Operating and Financial Review Commodity Classification Year ended 30 June Copper equivalent production1 Mt and % Revenue1 US$M and % Major capital (Growth) expenditure1 US$M and % Other capital expenditure1,2 US$M and % Total capital expenditure1 US$M and % Copper3 – CA100+ draft Net Zero Standard for Diversified Mining key transition materials4 – BHP future-facing commodity 2023 1.72 26.8% 14,902 27.7% 299 20.6% 2,544 45.2% 2,843 40.1% 2022 1.57 24.5% 15,992 24.6% 221 27.6% 2,390 45.0% 2,611 42.7% Nickel – CA100+ draft Net Zero Standard for Diversified Mining key transition materials4 – BHP future-facing commodity 2023 Battery-suitable:5 Battery-suitable:5 136 0.9%6 6786 12.0%6 6916 9.8%6 0.13 2.0% 962 1.8% Other: Other: 0.11 1.7% 917 1.7% 2022 Battery-suitable:5 Battery-suitable:5 06 0.0%6 4046 7.6%6 4046 6.6%6 0.15 2.4% 1,164 1.8% Other: Other: 0.08 1.2% 536 0.8% Potash – BHP future-facing commodity 2023 0.00 0.0% 0.0 0.0% 838 57.7% (193) -3.4% 645 9.1% 2022 0.00 0.0% 0.0 0.0% 442 55.2% (67) -1.3% 375 6.1% Uranium – FTSE Green Revenues Classification System7 2023 0.05 0.7% 362 0.7% Included within figures for copper8 2022 0.03 0.5% 207 0.3% Included within figures for copper8 Iron ore 2023 2.84 44.3% 24,678 45.9% 144 9.9% 1,919 34.1% 2,063 29.1% 2022 2.78 43.4% 30,632 47.1% 17 2.1% 1,926 36.3% 1,942 31.8% Metallurgical coal 2023 0.99 15.4% 7,429 13.8% 97 6.7% 405 7.2% 502 7.1% 2022 1.26 19.6% 11,990 18.4% 121 15.1% 382 7.2% 503 8.2% Energy coal 2023 0.41 6.5% 3,528 6.6% 0 0.0% 170 3.0% 170 2.4% 2022 0.40 6.2% 3,559 5.5% 0 0.0% 132 2.5% 132 2.2% Other9 2023 0.17 2.6% 1,039 1.9% 61 4.2% 108 1.9% 169 2.4% 2022 0.14 2.1% 1,018 1.6% 0 0.0% 144 2.7% 144 2.4% 1 FY2022 figures are inclusive of BMC (divestment of our interest in BMC completed on 3 May 2022). FY2022 figures do not include commodities associated with our divested Petroleum business (merger with Woodside completed on 1 June 2022). FY2023 figures include OZ Minerals. Copper equivalent production has been calculated based on FY2023 average realised product prices using a boundary based on the accounting treatment in BHP’s consolidated financial statements. In some instances, the sum of percentages may not equal 100% due to rounding. 2 Other capital expenditure includes maintenance and decarbonisation capital, improvement capital and exploration. Negative figures for Potash result from the accounting treatment for this category. 3 It has not been possible to differentiate based on end use, therefore figures represent totals, rather than the proportion that we identify as contributing to the transition to a low-carbon economy. 4 CA100+ Net Zero Standard for Diversified Miners: Consultation Draft, May 2023. Final classifications may differ. 5 Battery-suitable nickel is defined as nickel briquettes, nickel powder and nickel sulphate. It does not include off-specification nickel metal. Calculated based on gross revenue from battery suitable nickel multiplied by percentage of BHP’s sales of battery-suitable nickel, as applicable to battery material suppliers. Where a customer’s planned end use is not known with certainty to be for battery supply, assumptions of usage have been made using historical nickel usage for those customers. 6 Capital expenditure is presented for all of nickel as it is not possible to disaggregate between ‘Battery-suitable’ and ‘Other’ due to the integrated nature of the operations. 7 FTSE Russell’s Green Revenues Classification System, v1.1, February 2023. 8 Capital expenditure for uranium is included within copper’s capital expenditure as it is not possible to disaggregate due to the integrated nature of operations. 9 Other includes by-products cobalt, gold, lead, molybdenum, silver and zinc. Maintenance and decarbonisation capital Capital expenditure (US$B, nominal) Percentage of capital expenditure in future-facing commodities (%) Capital spend in future-facing commodities10 Steelmaking materials major capital Future-facing commodities Improvement capital major capital Organic development Exploration Petroleum Percentage of capital expenditure in future-facing commodities FY2022 FY2023 FY2024e FY2025e FY2026e to FY2028e 12 10 8 6 4 2 0 80 70 60 50 40 30 20 10 0 10 ‘Future-facing commodities’ means copper, nickel and potash (the major commodities we classify as our future-facing commodities). Major capital represents projects > US$250M. FY2022 ‘Percentage of capital expenditure in future-facing commodities’ is calculated from a total that excludes our divested Petroleum business (merger with Woodside completed on 1 June 2022).

6 Sustainability continued

Carbon pricing

Our assets and markets will continue to be subject to evolving climate change regulations that may result in increasing levels of carbon prices by region and economic activity. Similarly, the competitiveness of our products and the downstream processes in which they are used are subject to carbon pricing legislation in customer countries. We use an explicit regulatory carbon price forecast for major BHP operational and customer countries that aligns with our One Energy View pathways framing and associated regional net zero ambitions.

In determining our outlook, we consider factors such as a country's current and announced climate change policies, targets and goals (including net zero) and societal factors, such as public acceptance and demographics.

Our forecast of ranges of regional carbon prices for major BHP operational countries and key customer countries is outlined below.

January 2022 US$ real per tCO_2	FY2030 Low	FY2030 High	FY2050 Low	FY2050 High
Australia	25	75	150	225
Brazil	5	50	125	200
Chile	8	41	150	225
Canada	65	102	200	225
Key customer countries	0	175	25	250

For more than a decade we have incorporated regional carbon price assumptions in our planning, investment decisions and asset valuations. Carbon prices are used together with our operational planning cases based on the current economic outlook for asset planning, asset valuations and operational decision-making as well as when considering initiatives to meet our operational GHG emission reduction medium-term target and long-term goal.

Our carbon price forecasts are also used along with other qualitative and quantitative metrics, such as the outcomes of our 1.5°C scenario analysis, in assessing investments under the Capital Allocation Framework and to inform our portfolio strategy and investment decisions.

Equitable change and transition

There are communities around the world that rely on mining of certain commodities for their economic and financial livelihood. These communities may be disproportionately impacted by the transition to a low-carbon economy. Solutions that aim to provide an equitable transition away from mining of those commodities requires a multi-stakeholder approach including the local community, investors, financiers, government at all levels and resource companies such as BHP.

For more information on our principles for how we respond to the issue of 'just transition' refer to bhp.com/local-communities

For examples of how we plan, consult and implement our approach, such as for the intended closure and transition of NSWEC refer to OFR 6.14

Policy engagement

BHP recognises the role we must play in helping the world achieve the aims of the Paris Agreement. Part of this involves taking concrete steps to progress towards achieving our operational and value chain GHG emission reduction targets and goals. It also involves engaging with governments and the broader community in support of policies that enable a global transition to net zero.

Achieving the aims of the Paris Agreement will require supportive policy across jurisdictions, globally. The policy-making process is complex and change is unlikely to be smooth or linear. We believe BHP can best support policy development by ensuring we meet our own climate targets and goals and strategies, continuing to make the case for the economic opportunities arising from the energy transition and focusing on those policy areas where we are likely to have the greatest ability to influence change.

Our Climate Policy Principles outline our views on how governments can best pursue the aims of the Paris Agreement, with a focus on both the principles we believe should guide how governments approach policymaking, and the policy outcomes we believe governments should seek. We first released our Climate Policy Principles (then referred to as our Global Climate Policy Standards) in August 2020.

Reflecting recent changes to our strategy and portfolio, and the evolving nature of climate policy debates, we published an updated version of our Climate Policy Principles in May 2023. We commit to conducting our own advocacy efforts consistent with our Climate Policy Principles, and to using our Climate Policy Principles to seek to influence the advocacy of the industry associations of which we are a member.

You can read our Climate Policy Principles at bhp.com/sustainability/climate-change/advocacy-on-climate-policy

Direct advocacy

BHP engages directly and regularly with governments on issues relating to climate change and the transition to net zero GHG emissions. We remain committed to developing policy advocacy positions that align with our support for global efforts to meet the aims of the Paris Agreement, harnessing opportunities to decarbonise our operations as cost effectively as possible and promoting policies that support our key markets, including for commodities with significant positive exposure to the energy transition.

We focus our direct advocacy efforts on areas where we have the greatest ability to influence change. For example, over the past year, we have:

- supported the increase in Australia's 2030 GHG emission reduction target from 26-28 per cent to 43 per cent
- engaged with the Australian Government on its proposed reforms to the Safeguard Mechanism
- advocated in favour of climate-related disclosure requirements that are decision-useful, appropriately contextual and globally consistent
- contributed to the Australian Industry Energy Transitions Initiative, which included a 'call to action' for government, industry and investors to collaborate on developing pathways to decarbonise hard-to-abate sectors, such as steelmaking, consistent with the aims of the Paris Agreement
- advocated for greater efforts in the decarbonisation of international shipping

For more information on our approach to direct advocacy on climate change refer to bhp.com/sustainability/climate-change/advocacy-on-climate-policy

Indirect advocacy

BHP is a member of industry associations around the world. We believe these associations perform a number of functions that can lead to better outcomes on public policy, practice and standards.

Just as we do to ourselves, we hold the industry associations of which we are a member to high standards. We expect them to act with integrity, be constructive in their engagements with stakeholders and reflect the views and positions of their members.

In June 2023, we published our fourth and latest industry association review. This review assessed the climate policy advocacy of 15 industry associations we consider to be material.[1] Of these 15 industry associations, the review found:

- 10 were aligned with the Global Climate Policy Standards we released in August 2020
- five had some non-material misalignment. Taking into account the nature of misalignment and the associations' broader activities and consistent with our principles for participating in industry associations, we decided to remain a member of these five associations, while actively encouraging them to address the identified areas of misalignment

In February 2023, we engaged with investors and other stakeholders on possible further improvements we could make to our industry association review approach. Based on the feedback we received, we intend to increase the frequency of our industry association reviews to every two years. In the intervening years, we expect to publish (as relevant) an update on the progress we have made in addressing identified areas of misalignment and any relevant findings from our real-time monitoring.

For more information on our approach to industry associations refer to bhp.com/about/operating-ethically/industry-associations

1 These 15 associations satisfied at least one of our two materiality criteria as at July 2022: (1) Our base membership fee was equal to or greater than US$100,000; and/or (2) there is significant stakeholder interest in the advocacy of the association (as determined by whether the association was listed on InfluenceMap's ranking of industry associations).

54 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Physical climate-related risk and adaptation

Our approach

BHP's operations are exposed to physical climate-related risks and these risks may be exacerbated by climate change. Our adaptation strategy outlines the proactive and collaborative approach we intend to progressively take to enhance the safety, productivity and climate resilience of our operated assets, investments, portfolio, supply chain, communities and ecosystems by adapting to physical climate-related risks.

Our approach to further evaluate and progressively seek to quantify our operational physical climate-related risks and ultimately embed management of these risks deeper into business processes, including capital allocation, is illustrated in the diagram below.

Our approach considers the inherent uncertainty in climate scenario projections, including by seeking to establish a knowledge base, using a globally consistent climate dataset and undertaking asset-level risk evaluations to identify the range of potential climate hazards projected by different models under different climate scenarios. For physical climate-related risks, we use Shared Socioeconomic Pathways (SSP) scenarios used by the IPCC, incorporating an ensemble of latest generation (CMIP6) climate models in order to explore the potential changes to climate-related hazards that drive physical risks.[1] This includes in a high GHG emission future (SSP5-8.5) with around a 4.4°C increase in global average temperature above pre-industrial levels by the end of the century, where greater risk would be expected, and a medium GHG emission future (SSP2-4.5), representing an increase of around 2.7°C above pre-industrial levels.[2]

Climate-related data

We have obtained a bespoke dataset of latest-generation climate projections from WTW,[3] an insurance advisor to BHP, which covers all of our operated assets, the current climate and three future time horizons (2035, 2055 and 2075) and three climate scenarios: SSP1-2.6, SSP2-4.5 and SSP5-8.5. This dataset provides a globally consistent basis to underpin our ongoing assessment of physical climate-related risks and design of appropriate adaptation measures. The dataset covers more than 20 climate-related hazards relevant to our global operations, with data downscaled from General Circulation Models, to focus in on our operated assets. Hazards related to physical climate-related risks identified as having the highest potential impact[4] (and which we started to evaluate further during FY2023) include extreme high temperature, extreme precipitation, flood, tropical cyclones, sea level rise and storm surge.

Evaluation of priority risks

In FY2023, we progressed asset-level impact evaluations of physical climate-related risks to better understand and work towards quantifying the potential impacts to site operations, safety, productivity and cost for our operated assets (excluding for acquired OZ Minerals assets). This has built upon the initial risk identification and assessment processes conducted in previous years.

Risks evaluated have focused on those with among the highest potential impact[4] at our operated assets,[5] including:

- flooding of mine and/or key production infrastructure (e.g. plants, conveyor belts) due to extreme precipitation – applicable to all operated assets
- disruption and/or damage to port and coastal infrastructure and operations due to higher sea levels, cyclones, storm surge and changes in marine ecosystems – applicable to WAIO, BMA and Escondida
- disruption and/or damage to electrical infrastructure (e.g. motors, cooling and control systems) due to extreme temperatures – applicable to all Minerals Australia assets
- disruption and/or damage to water supply infrastructure due to extreme precipitation or flooding – applicable to Escondida, Pampa Norte and Olympic Dam
- workforce health and safety incidents due to extreme events (e.g. extreme temperature causing heat stress) – pilot study conducted at Olympic Dam

As part of the impact evaluation work, we developed risk transmission channels to seek to understand the direct and indirect potential impacts of an extreme climate hazard occurring and how these could translate into financial impacts. For example, extreme precipitation may flood mine pits and other critical infrastructure, leading to disruptions in production and additional costs for pumping and repairs. Similarly, extreme heat or precipitation may cause safety risks triggering response plans, which may include operational stoppages.

The recently acquired OZ Minerals assets face many of the same physical climate-related risks as our other operated assets, while some risks are specific to their locations such as reduced annual rainfall in Brazil potentially increasing power costs and creating supply disruptions due to reduced hydroelectric power generation. The materiality of physical climate-related risks previously identified by OZ Minerals will be assessed in accordance with BHP's Risk Framework and where deemed material, we intend to further evaluate them using the risk evaluation and quantification approach outlined earlier.

Quantification and embedment of management of operational physical climate-related risks

Climate data projections	Operational site impacts	Safety, productivity, and cost impacts	Financial impacts and value-at-risk	Incorporating into business planning and investments



Obtaining a globally consistent dataset of current and future climate data for different time horizons and scenarios.	Engineering assessments to understand the potential direct impact of climate-related events on our site.	Applying internal models to assess potential impacts to safety, cost and productivity.	Incorporating assessment results into internal planning models to understand potential financial impacts and value-at-risk.	Embedding consideration of value-at-risk into internal business planning processes and enhancing resilience of our operations through capital investments, as required.

1 Scenarios used to inform strategy and transition planning are referenced in Transition to a low-carbon economy, earlier in this OFR 6.12. These scenarios consider physical climate-related risk through the potential impact on capital degradation, but are primarily focused on transition risk that stems from the pace of change, technology innovation and policy drivers. As part of our ongoing work to consider physical climate-related risks in more detail through our climate hazard evaluations, we apply the widely accepted practice of using SSPs, paired with greenhouse gas and aerosol concentration pathways that align to different climate outcomes to explore a range of plausible climate futures.

2 IPCC, 2021, Climate Change 2021. The Physical Science Basis: Summary for Policymakers, Table SPM.1.

3 Data developed for BHP by WTW's Climate and Resilience Hub https://www.wtwco.com/en-au/solutions/climate.

4 Risks were assessed in accordance with BHP's Risk Framework. Hazards with the highest potential impact were determined through the Maximum Foreseeable Loss severity rating for the associated risks, which may relate to a range of impacts including financial, health and safety, environmental, community or reputational.

5 The risks with the highest potential impact for each of our operated assets (excluding acquired OZ Minerals assets) are available in our Annual Report 2022 and at bhp.com/climate.

BHP | Annual Report 2023 | 55

56 BHP Annual Report 2023 6 Sustainability continued In FY2024, we intend to continue our work on the impact assessments being conducted with respect to site operations, safety, productivity and costs at our operated assets, as well as our work on the subsequent steps of calculating potential financial impacts to feed into a future value-at-risk assessment and prioritisation of additional adaptation measures. Value chain risk assessment We have conducted an assessment to understand how physical climaterelated risks may exacerbate selected existing risks within our value chain, such as for the delivery and storage of critical production inputs and supplies and ability to get our products to market. Our assessment used a climate data mapping exercise to understand which key roads, railways, warehouses and load and discharge ports used for our supplies and products are most at risk of exposure to climate-related hazards. We have applied natural catastrophe models to quantify the projected annual downtime for certain flood-related risks along our value chain under SSP2-4.5 and SSP5-8.5 climate scenarios and three future time horizons consistent with the climate dataset for our operated assets. This assessment suggested the aggregated changes in risk profile compared to the current climate baseline were either modest or not significant. The results of these assessments are being incorporated into routine annual risk evaluations, which will assess if additional risk controls are needed (for more information refer to OFR 8). In FY2024, we intend to develop a workplan to assess additional value chain risks. Ecosystems and communities We recognise climate change has a vast range of intersecting potential impacts and similarly the adaptation measures we take can bring broader social value benefits, including in the areas of biodiversity, nature and community resilience. We are building our understanding of the ecosystem-based adaptation options available to our business and continuing our investment in nature-based solutions and other innovative adaptation measures, including through our social investment commitment aligned with our social value framework. For example, we have launched a pilot for parametric insurance for a coral reef ecosystem in Fiji, to enable quick response in the event of a cyclone and greater long-term resilience. For more information and case studies on work with ecosystems and communities refer to bhp.com/environment and bhp.com/communities We are building our capability to take a proactive and collaborative approach to engaging the communities in which we operate (including communities surrounding our legacy assets) on the topic of climate resilience, recognising climate vulnerability and resilience intersects with many other matters of importance to communities. This includes targeted analysis of the factors that may influence the level of vulnerability or adaptive capacity within each community. We acknowledge the importance of an inclusive and equitable approach to community adaptation that involves Indigenous and local knowledge. Governance Structure and activities Climate change is a material governance and strategic issue for BHP. The Board’s oversight of and Management’s role in assessing and managing climate-related risks (threats and opportunities) are explained in the diagram on the following page. The Board and its Committees and Management regularly considered climate change-related items during FY2023, including as part of discussions and decisions on performance, strategy, risk, sustainability and executive remuneration. For more information on the role and composition of the Board and its Committees and each Committee’s key activities in FY2023, including in relation to climate-related matters, refer to Corporate Governance Statement 3, 4 and 5 Board experience The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. The Board skills matrix (refer to Corporate Governance Statement 4.5) reflects BHP’s current purpose and identifies the future-facing skills the Board intends to build, acquire and retain over the medium-term in anticipation of the company’s needs as it pursues its strategy of securing growth options in future-facing commodities. Examples of skills in the matrix include: – operating risk – which includes extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace, health, safety, environmental, climate and community risks – mining – which includes a proven record in terms of health, safety and environmental performance and results – social value, community and stakeholder engagement – which includes an extensive track record of positive external stakeholder engagement including in relation to community issues and social responsibility Non-executive Directors are required to have significant experience across multiple Board skill areas and are expected to contribute to all elements of the strategy and Risk Framework. The Board collectively possesses all the skills and experience set out in the Board skills matrix and Directors participate in an ongoing training and development program. For more information on the skills matrix, the process for Board evaluation and director training, induction and development refer to Corporate Governance Statement 4. Metrics, targets and goals The primary metrics we consider when assessing and managing climaterelated risks (threats and opportunities) include: – Scopes 1, 2 and 3 GHG emissions – capital allocation and alignment, including by reference to financial spend in US$ (refer to Operational GHG emission reductions and Transition to a low-carbon economy both earlier in this OFR 6.12) – production, reserves and resources (refer to Production and Mineral Resources and Ore Reserves in Additional Information 4 and 5) For information on the proportion of Management’s Cash and Deferred Plan linked to climate change factors, refer to pages 118–126 of the Remuneration Report. For information on our approach to carbon prices, refer to Transition to a low-carbon economy earlier in this OFR 6.12. We report on a number of other sustainability-related metrics (e.g. water use, biodiversity) in our sustainability disclosures at bhp.com/sustainability and in the BHP ESG Standards and Databook 2023, available at bhp.com/climate, and recognise their interconnection with climate change. However, we do not currently use these as our core metrics for the assessment and management of climate-related risks. For more information on our social value and sustainability-related goals, metrics and milestones refer to OFR 6.5 In the following tables, we present operational energy consumption and Scopes 1, 2 and 3 GHG emission metrics, as well as definitions, assumptions and adjustments for our GHG emission reduction targets and goals. Operational energy consumption: Operational control basis – Fuel and electricity consumption refers to the annual quantity of energy consumed by BHP from the combustion of fuel and operation of our facilities, together with energy consumed resulting from the electricity, heat, steam or cooling purchased by BHP for our use. – Organisational boundary: We have made our calculations based on an operational control approach in line with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. – Data has been rounded to the nearest 1 PJ. – Data in italics indicates that it has been adjusted since reported in our Annual Report 2022. – Operational energy consumption from renewable sources includes third-party supplied renewable electricity as evidenced by renewable energy certificates or supplier-provided documentation, in line with the Greenhouse Gas Protocol Scope 2 Guidance. FY2023 operational energy consumption from renewable sources includes third-party supplied renewable electricity and a small volume of hydrotreated vegetable oil associated with a trial at WAIO’s Yandi iron ore operations. – FY2022 operational energy consumption from renewable sources has been restated from 17.1 per cent, after our Cerro Colorado copper operation surrendered renewable energy certificates for all electricity consumption in CY2022.

Governance Financial Statements Additional Information BHP Annual Report 2023 57 Operating and Financial Review The Board and Management also seek advice from external experts including the Forum on Corporate Responsibility (FCR). The FCR meets with management throughout the year and has an annual meeting with the Sustainability Committee. In April 2023, the Sustainability Committee met with the FCR to discuss the FCR’s views on BHP’s key emerging risk themes (which include risk themes related to climate change), criteria to prioritise the identified risks, and the interdependence of risks. External input on climate-related issues Board Climate change is a Board-level issue, including in relation to our strategic approach, risk management, public disclosures, annual budgets and business plans. The Board approves significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets and oversees performance against our goals and targets and strategies. The Board met 15 times during FY2023 with climate-related issues regularly on the agenda, including in relation to reviewing and approving public sustainability disclosures (including in relation to progress against our climate change targets and goals), reviewing and approving the report on our fourth industry association review, assessing corporate strategy options, and approving certain investment requests. Climate-related topics are also incorporated into Director site visits to assist the Board in their oversight of sitespecific progress and considerations. Six sites were covered as part of the FY2023 site visit program. The Board is supported on a variety of climate-related issues by the Committees it has established. Report outs from each of these Committees are provided at Board meetings to update the Board on the key issues discussed, including, where applicable, climaterelated issues. Directors also participate in training on climate-related issues as part of their ongoing training and development. Examples of training provided in FY2023 include on biodiversity and the new International Sustainability Standards Board standards. Directors also receive regular updates on emerging climate-related issues and sustainability disclosure standards. Board’s governance and oversight role CEO and Executive Leadership Team (ELT) Responsible for executing the strategy in relation to climate change matters, in accordance with their delegated authority, as well as being held to account for a range of measures, including climate-related performance. The CEO and ELT are responsible for implementation of climate change strategy, and policies, and achievement of climate change targets and goals, by BHP. The performance measures for the FY2023 Cash and Deferred Plan scorecard include a climate change metric on decarbonisation with a 10 per cent weighting. The ELT is supported in monitoring climate-related risks and issues through monthly progress and performance reporting of operational GHG emissions, decarbonisation activities, and adaptation activities, as well as periodic reporting on climate-related risk, provided by a range of BHP’s asset and functions teams. Sustainability and ESG Steering Committee Responsible for facilitating direction, management decisions and review on a broader range of cross-functional and strategic issues relating to key sustainability and ESG topics. In March 2023, we expanded the Climate Change Steering Committee to become the Sustainability and ESG Steering Committee. The key responsibilities of this Committee relating to climate change have not changed from FY2022 but now includes consideration of climate change, and other sustainability and ESG issues, and related emerging areas of risk, investor and stakeholder expectations, and legal and regulatory requirements. Group Climate and Sustainability Officer (Group CSO) Responsible for driving BHP’s climate change strategy, including climate considerations in broader company strategy and portfolio evaluation, operational and value chain decarbonisation, physical climate-related risk and adaptation, stakeholder engagement and disclosure. Dr Fiona Wild is BHP’s Group CSO. The Group CSO is supported in monitoring climate-related issues through monthly progress and performance reporting of operational GHG emissions, decarbonisation activities, and adaptation activities, as well as periodic reporting on climate-related risk, provided by a range of BHP’s assets and functions teams. Management’s assessment and management role Sustainability and Climate Change team Responsible for collaborating with BHP’s asset and function teams, external partners and industry to develop practical climate change solutions. The team regularly prepares information and advice for the Management-level and Board-level stakeholders and Committees, on climate-related strategy, risks (both threats and opportunities) and performance against climate-related metrics. The team also uses key risk indicators to help monitor performance against our appetite for climaterelated risks and monitors relevant signposts through our emerging risk process. Assets, Portfolio Strategy and Development, Finance, Technical, Operations and Commercial functions and teams Responsible for undertaking climate change-related activities. BHP assets, functions and teams Risk and Audit Committee Assists the Board in overseeing and reviewing emerging and priority group risks, including climate-related risks, risk management, and internal controls. The Risk and Audit Committee also reviews and recommends to the Board public financial disclosures related to sustainability matters including climate change reports and climate transition action plans. For more information on the Risk and Audit Committee and its key activities for FY2023 refer to Corporate Governance Statement 5.2 People and Remuneration Committee Assesses performance measures and outcomes against those measures. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to health, safety, environment, climate change, and community measures. For more information on the People and Remuneration Committee and its key activities for FY2023 refer to Corporate Governance Statement 5.4 Sustainability Committee Assists the Board with overseeing climate performance including with respect to risk management, monitoring implementation of the Group’s strategy, policies, targets and goals, and process in relation to climate matters, reviewing the frameworks for identification, management, and reporting of climate risks, and both recommending climate performance measures, and evaluating performance against those measures, for the CEO and other members of the Executive Leadership Team. For more information on the Sustainability Committee and its key activities for FY2023 refer to Corporate Governance Statement 5.3 Nomination and Governance Committee Considers the composition of the Board to ensure it has the skills and experience to contribute to all elements of the strategy and risk framework. From 1 July 2023, the Nomination and Governance Committee also reviews and makes recommendations to the Board on the Group’s significant social, community and sustainability policies, including those related to climate change, and reviews and makes recommendations to the Board on the Group’s public sustainability targets and goals. For more information on the Nomination and Governance Committee and its key activities for FY2023 refer to Corporate Governance Statement 5.1 Reviews and monitors Reports and informs Directs and monitors Informs Informs Reports and informs

6 Sustainability continued

- Operational energy intensity has been restated due to a change in methodology for calculating copper equivalent production. For FY2021 to FY2023 copper equivalent production has been calculated based on FY2023 average realised product prices, to allow comparison between years. Production figures used are consistent with energy reporting boundaries (i.e. BHP operational control) and are taken on a 100 per cent basis. Previously reported operational energy intensity was 21 GJ/t copper equivalent production for FY2021 and 18 GJ/t copper equivalent production for FY2022.

Operational energy consumption: Operational control basis (continued)

- Divestments are our interest in BMC (sale completed on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022).

Year ended 30 June Energy consumption (PJ) – on a Total operations basis, unless otherwise indicated	2023	2022	2021
Consumption of fuel			
– Coal and coke	1	1	1
– Natural gas	11	22	23
– Distillate/gasoline	85	87	91
– Other	2	2	3
Consumption of electricity	38	37	37
Total operational energy consumption	**137**	**149**	**155**
Total operational energy consumption adjusted for divestments	**137**	**132**	**137**
Operational energy consumption from renewable sources	25.7	*17.3*	0.5
Consumption of electricity from grid	34	33	33
Operational energy intensity (GJ per tonne of copper equivalent production)	18	*19*	*19*

Scopes 1 and 2 emissions: Operational control basis

- Scope 2 refers to indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by our operated assets. Our Scope 2 emissions have been calculated using the market-based method in line with the Greenhouse Gas Protocol Scope 2 Guidance, unless otherwise specified.
- Organisational boundary: Scopes 1 and 2 emissions have been calculated based on an operational control approach in accordance with the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard. Scope 1 refers to direct GHG emissions from our operated assets.
- Data has been rounded to the nearest 0.1 $MtCO_2$-e.
- Data in italics indicates that it has been adjusted since reported in our Annual Report 2022.
- Operational GHG emission intensity has been restated due to a change in methodology for calculating copper equivalent production. For FY2021 to FY2023 copper equivalent production has been calculated based on FY2023 average realised product prices, to allow comparison between years. Production figures used are consistent with operational GHG emission reporting boundaries (i.e. BHP operational control) and are taken on a 100 per cent basis. Previously reported operational GHG emission intensity was 2.2 tCO_2-e/t copper equivalent production in FY2021 and 1.5 tCO_2-e/t copper equivalent production in FY2022.
- FY2021 and FY2022 percentages of Scope 1 emissions covered under a GHG emission-limiting regulation have been restated upon confirming that GHG emissions from our Jansen Potash Project were not covered under emission-limiting regulation for those periods. Previously reported percentages were 81 per cent for FY2021 and 78 per cent for FY2022.
- The final validation for surrender of the rights to claim GHG emission reductions assigned via the Chilean energy market's Renewable Energy Certificate (REC) system is expected to occur by June 2024 with respect to the FY2023 period. As a result, we will re-calculate our Scope 2 GHG emission with respect to Escondida and Pampa Norte following the final validation and restate those figures as part of our annual reporting for FY2024 if required to adjust for any differences.
- Divestments are our interest in BMC (sale completed on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022).

Year ended 30 June Operational GHG emissions ($MtCO_2$-e) – on a Total operations basis, unless otherwise indicated	2023	2022	2021
Scope 1 emissions	8.0	9.2	10.1
Scope 2 emissions	1.8	3.1	6.2
Total operational GHG emissions	**9.8**	**12.3**	**16.3**
Carbon credits retired	0	0	0.3
Total operational GHG emissions minus retired carbon credits	**9.8**	**12.3**	**16.0**
Scope 1 emissions adjusted for divestments	8.0	7.9	8.8
Scope 2 emissions adjusted for divestments	1.8	3.0	6.1
Total operational GHG emissions adjusted for divestments	**9.8**	**11.0**	**14.9**
Scope 2 emissions (location-based)	3.8	4.8	5.0
Operational GHG emission intensity (tCO_2-e per tonne of copper equivalent production)	1.3	*1.6*	*2.0*
Scope 1 emissions covered under GHG emission-limiting regulation (%)	81%	*71%*	*74%*
Scope 1 emissions from methane (%)	15%	18%	22%

Scope 3 emissions

- Organisational boundary: Downstream Scope 3 emissions are estimated and reported on an equity share basis, but for upstream Scope 3 emissions the boundary is defined on a category-by-category basis due to data limitations.
- Scope 3 emissions have been calculated using methodologies consistent with the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard. Scope 3 emission reporting necessarily has a degree of overlap in reporting boundaries due to our involvement at multiple points in the life cycle of the commodities we produce and consume.
- Data in italics indicates that it has been adjusted since reported in our Annual Report 2022.
- In FY2023, we updated the spend-based data methodology to account for inflation. This new methodology was applied to FY2020 to FY2023 data and impacts Category 1, Category 4, Category 6 and Category 7 where spend-based data is used. For each reporting year, an inflation correction value was applied to the emission factors sourced from the GHG Protocol Quantis Scope 3 Evaluator tool. This has resulted in the restatement of Category 1, which was 10.1 $MtCO_2$-e in FY2021 and 9.9 $MtCO_2$-e in FY2022, and Category 4, which was 4.6 $MtCO_2$-e in FY2022.
- In FY2023, we updated the emission factor used for calculating distillate and gasoline emissions in Category 3 after a more accurate emission factor was published in the National Greenhouse Accounts Factors (2022). This new emission factor was applied to FY2020 to FY2023 data, resulting in restatements. Previously reported data for Category 3 was 1.1 $MtCO_2$-e for FY2021 and 1.0 $MtCO_2$-e for FY2022.
- Category 15 was restated from 2.7 $MtCO_2$-e for FY2022 due to an increase in GHG emissions reported by Tamakaya Energía SpA (Kelar Power plant).
- Comparing progress in Scope 3 emission reduction between years should consider the role that divestments played in the reduction of GHG emissions. Data excludes divestments from the completion date or effective economic date (as applicable) of the divestment. Divestments reflected in the table below include the merger of our Petroleum business with Woodside (completed on 1 June 2022), divestment of our interest in the ROD Integrated Development (completed in April 2022), divestment of our interest in BMC (completed on 3 May 2022), and divestment of our interest in Cerrejón (with an effective economic date of 31 December 2020). The most material changes between years occurred in Category 11 and Category 15. To further aid in comparability between years, we disclose total Scope 3 emissions adjusted for divestments in the BHP ESG Standards and Databook 2023, available at bhp.com/climate.

58 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Year ended 30 June Scope 3 emissions ($MtCO_2$-e)	2023	2022	2021
Value chain – upstream			
Category 1, Purchased goods and services (including capital goods)	9.1	8.8	9.3
Category 3, Fuel- and energy-related activities	2.4	2.3	2.3
Category 4, Upstream transportation and distribution	4.4	4.5	4.8
Category 6, Business travel	0.1	0.1	0.1
Category 7, Employee commuting	0.2	0.3	0.4
Value chain – downstream			
Category 9, Downstream transportation and distribution	2.8	3.2	3.1
Category 10, Processing of sold products			
– Steelmaking			
– Iron ore processing to crude steel	282.9	270.8	260.7
– Metallurgical coal processing to crude steel	28.7	34.5	39.8
– Copper processing	1.1	1.0	1.0
– Nickel processing	0.5	0.3	0.0
Category 11, Use of sold products			
– Energy coal	37.0	37.6	38.3
– Natural gas, crude oil and condensates, natural gas liquids	0.0	35.0	38.1
Category 15, Investments (i.e. our non-operated assets)	1.3	2.8	2.7
Total Scope 3 emissions	**370.5**	**401.3**	**400.6**

For more information on the calculation methodologies, assumptions, treatment of divestments and acquisitions and key references used in the preparation of our GHG emissions data refer to BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 at bhp.com/climate

GHG emission targets and goals

For definition of the terms used to express our GHG emission reduction targets and goals, including 'target', 'goal', 'net zero' and 'carbon neutral' refer to Additional information 10.4

The use of carbon credits will be governed by BHP's approach to offsetting described by Carbon credits and offsetting at bhp.com/climate

Operational GHG emissions – medium-term target

Reduce operational GHG emissions by at least 30 per cent from FY2020 levels by FY2030.	
Target period	FY2020 to FY2030
Target type	Absolute
Target percentage reduction	At least 30%
Target setting method	Absolute target measured on a cumulative GHG emission basis against an overall carbon budget. The target percentage reduction was established in FY2020 by applying the same rate of reduction to BHP's GHG emissions as the rate at which the world's GHG emissions would have to contract in order to meet the Paris Agreement goal to hold global average temperature increase to well-below 2°C above pre-industrial levels (known as the 'absolute contraction method').
Carbon budget for target period	134.7 $MtCO_2$-e. This reflects a linear reduction between our adjusted FY2020 baseline and the FY2030 target year.
Boundary	Scopes 1 and 2 – Operational control.
Scope 2 accounting approach	Market-based. A residual mix emission factor (RMF) that meets GHG Protocol Scope 2 Guidance definition is currently unavailable in the markets in which we operate to account for grid electricity GHG emissions remaining after removal of quantities directly contracted between parties. This may result in double counting of renewable or other lower GHG emissions electricity contributions across grid-supplied consumers. The Australian Government published a RMF at the end of FY2023. We will review the RMF and its impact on our Scope 2 emission accounting for FY2024.
Key adjustments made to baseline and subsequent data	Baseline and performance data has been adjusted for divestment of our interest in BMC (sale completed on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022) and for methodology changes (use of Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge).
GHG gases included	CO_2, CH_4, N_2O, HFC, PFC, SF_6
Carbon credits and offsetting	Not planned. Carbon credits may be used as a last resort option if planned abatement projects fail to deliver to the estimated abatement.
Progress	Progress towards this target is expected to be non-linear. Refer to Operational GHG emission reductions, earlier in this OFR 6.12.

Operational GHG emissions – long-term goal

Achieve net zero operational GHG emissions by CY2050.	
Goal period	FY2020 to CY2050
Goal type	Absolute
Goal setting method	Our long-term goal was developed with the ambition to achieve net zero for our operational GHG emissions by CY2050. Our progress against this goal will be measured on an absolute basis. Any future target(s) we set for the post-FY2030 period will be dependent on a range of factors, including our understanding of technology pathways, growth, policy settings and a deeper understanding of the role of other abatement mechanisms including carbon credits.
Carbon budget for goal period	Refer to our medium-term target above for the period to FY2030. For the remainder of the goal period, we compare our projected performance based on our current understanding of technology solutions to a carbon budget that reflects a hypothetical straight-line trajectory between FY2030 and CY2050 and consider that in our planning to better understand our ability to achieve our net zero goal.
Boundary	Scopes 1 and 2 – Operational control.
Scope 2 accounting approach	Market-based. An RMF that meets GHG Protocol Scope 2 Guidance definition is currently unavailable in the markets in which we operate to account for grid electricity GHG emissions remaining after removal of quantities directly contracted between parties. This may result in double counting of renewable or other lower GHG emission electricity contributions across grid-supplied consumers. The Australian Government published a RMF at the end of FY2023. We will review the RMF and its impact on our Scope 2 emission accounting in FY2024.
Key adjustments made to baseline and subsequent data	Baseline and performance data has been adjusted for divestment of our interest in BMC (sale completed on 3 May 2022) and our Petroleum business (merger with Woodside completed on 1 June 2022) and for methodology changes (use of Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) Global Warming Potentials and the transition to a facility-specific GHG emission calculation methodology for fugitives at Caval Ridge).
GHG gases included	CO_2, CH_4, N_2O, HFC, PFC, SF_6
Carbon credits and offsetting	Planned
Progress	Progress towards this goal is expected to be non-linear. Refer to Operational GHG emission reductions, earlier in this OFR 6.12.

Value chain GHG emissions – long-term goal

Pursue the long-term goal of net zero Scope 3 GHG emissions by 2050. Achievement of this goal is uncertain, particularly given the challenges of a net zero pathway for our customers in steelmaking, and we cannot ensure the outcome alone.	
Goal period	FY2020 to CY2050
Goal type	Absolute
Goal setting method	Set as a point in time, i.e. with the specific date of 'by CY2050' to reach the goal of net zero Scope 3 GHG emissions, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and so Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date.
Boundary	Total reported Scope 3 emissions are estimated on an equity basis for downstream GHG emissions. For the upstream GHG emission component, the boundary is defined on a category-by-category basis due to data limitations.
Key adjustments made to baseline and subsequent data	Baseline and performance data has been restated where methodology changes have been made to previously reported GHG emissions, but has not been adjusted for our divestments (except to exclude data from the date of the divestment). We are reviewing our approach to baseline adjustments for material acquisitions and divestments for our Scope 3 targets and goals and may calculate and include adjusted baselines in future reports.

BHP | Annual Report 2023 | 59

60 BHP Annual Report 2023 6 Sustainability continued GHG gases included Gases currently included in Scope 3 emissions measurement are defined by the available data which differs by Scope 3 category. We intend to continue to improve our GHG emission calculations over time to encompass specific greenhouse gases as data becomes available. Carbon credits and offsetting Not planned, but will be periodically reassessed. Progress Refer to Value chain GHG emission reductions, earlier in this OFR 6.12. Value chain GHG emissions, steelmaking – medium-term goal Support industry to develop technologies and pathways capable of 30 per cent emission intensity reduction in integrated steelmaking, with widespread adoption expected post-2030. Goal period FY2020 to CY2030 Goal type/Goal percentage reduction Not applicable Goal setting method Qualitative. Tracked based on the financial value (US$) we commit in collaborative partnerships and venture capital investments with the aim to support industry to develop technologies and pathways capable of reduction in GHG emission intensity in integrated steelmaking of at least 30%. Progress Refer to Value chain GHG emission reductions, earlier in this OFR 6.12. Value chain GHG emissions, shipping – medium-term goal Support 40 per cent emission intensity reduction of BHP-chartered shipping of BHP products. Goal period CY2008 to CY2030 Goal type Intensity Goal percentage reduction 40% Goal setting method Set as a point in time, i.e. with the specific date of ‘by CY2030’ for our goal to support a 40% GHG emissions intensity reduction of BHP-chartered shipping of BHP products, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the goal is not based on a trajectory and does not imply a specific carbon budget, and so Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the goal date. Boundary Scope 3, Category 4 (subset) – GHG emissions from maritime transportation not owned or operated by BHP, but chartered and paid for by BHP, where the transportation was of products sold by BHP. In some cases, the goal’s boundary may differ from required reporting boundaries. Calculation method Average gCO2-e per deadweight tonne per nautical mile (gCO2-e/dwt/nm), weighted based on International Maritime Organisation (IMO) defined vessel size ranges utilised by BHP during the time period, using a well-to-wake CO2-e emission factor from British Standards Institution EN 16258 standard. Baseline method IMO 2008 average gCO2 per deadweight tonne per nautical mile, weighted based on IMO-defined vessel size ranges utilised by BHP during the baseline period (excluding for commodities no longer in BHP’s portfolio), using IMO’s CO2 emission factor subsequently converted to a well-to-wake CO2-e emission factor from British Standards Institution EN 16258 standard. CY2008 was selected as the baseline year for this goal to align with the base year for the IMO’s 2030 emission intensity goal and its corresponding reasoning and strategy. Key adjustments made to baseline and subsequent data We are reviewing our approach to baseline adjustments for material acquisitions and divestments for our Scope 3 targets and goals and may calculate and report adjusted baselines in future reports. GHG gases included CO2, CH4, N2O Carbon credits and offsetting Not planned but will be periodically reassessed. Progress Refer to Value chain GHG emission reductions, earlier in this OFR 6.12. Value chain GHG emissions, shipping – long-term target Target net zero by 2050 for the GHG emissions from all shipping of BHP products. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low/zero GHG emission technologies, fuels, goods and services. Target period FY2020 to CY2050 Target type Absolute Target setting method Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target of net zero GHG emissions from all shipping of BHP products, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the target is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/or non-linear decreases) during the period before the target date. Boundary Scope 3, Category 4 and 9 (subset) – GHG emissions from maritime transportation not owned or operated by BHP where the transportation is of BHP products. May be BHP-chartered or third party-chartered. Excludes transportation of products purchased by BHP. In some cases, the target’s boundary may differ from required reporting boundaries. Key adjustments made to baseline and subsequent data No adjustments have been made for methodology changes or our divestments. We are reviewing our approach to baseline adjustments for material acquisitions and divestments for our Scope 3 targets and goals and may calculate and include adjusted baselines in future reports. GHG gases included CO2, CH4, N2O Carbon credits and offsetting Not planned but will be periodically reassessed. Progress Refer to Value chain GHG emission reductions, earlier in this OFR 6.12. Value chain GHG emissions, suppliers – long-term target Target net zero by 2050 for the operational GHG emissions of our direct suppliers. Ability to achieve the target is subject to the widespread availability of carbon neutral solutions to meet our requirements, including low/zero GHG emissions technologies, fuels, goods and services. Target period FY2020 to CY2050 Target type Absolute Target setting method Set as a point in time, i.e. with the specific date of ‘by CY2050’ to reach the target of net zero for the operational GHG emissions of our direct suppliers, while reflecting the challenges and uncertainty and our inability (as BHP alone) to ensure Scope 3 emission reductions. As a result, the target is not based on a trajectory and does not imply a specific carbon budget, and Scope 3 emissions may fluctuate (with some increases and/ or non-linear decreases) during the period before the target date. Boundary Scope 3, Category 1, 3, 6 and 7 (subset) – Scopes 1 and 2 emissions of our direct suppliers included in BHP’s reported Scope 3 reporting categories of purchased goods and services (including capital goods), fuel- and energy-related activities, business travel and employee commuting. In some cases, the target’s boundary may differ from required reporting boundaries. Key adjustments made to baseline and subsequent data Baseline and performance data has been restated where methodology changes have been made to previously reported GHG emissions, but has not been adjusted for our divestments. We are reviewing our approach to baseline adjustments for material acquisitions and divestments for our Scope 3 targets and goals and may calculate and include adjusted baselines in future reports. GHG gases included Gases currently included in Scope 3 emission measurement are defined by the available data, which differs by Scope 3 category. We intend to continue to improve our GHG emission calculations over time to encompass specific greenhouse gases as data becomes available. Carbon credits and offsetting Not planned but will be periodically reassessed. Progress Refer to Value chain GHG emission reductions, earlier in this OFR 6.12.

Operating and Financial Review | Governance | Financial Statements | Additional Information

6.13 Environment

Demonstrating environmental responsibility is core to *Our Charter* value of Sustainability.

We recognise that nature and the resources and services it provides are fundamental to the world's economic security and the wellbeing of all stakeholders. Over the past year, we have seen increasing societal focus on the need to halt and reverse current trends in nature loss in the coming decade, including the adoption of the Kunming-Montreal Global Biodiversity Framework during the Conference of the Parties to the Convention on Biological Diversity in December 2022. We intend to contribute our part towards the global efforts to halt and reverse nature loss, which includes progressively assessing and disclosing our risks, impacts and dependencies on nature and taking appropriate actions to contribute towards nature-positive[1] outcomes through our 2030 Healthy environment goal.

As defined by the TNFD, nature has four major components, or realms: land, oceans, fresh water and atmosphere. At BHP, we are evolving our environmental sustainability reporting to align with this concept of nature.

There is growing pressure on and competition for natural resources with climate change amplifying certain sensitivities of our natural systems. Where and how we operate is critical to ensuring the ongoing viability of our business and our contribution to global efforts to protect the vital ecosystems and realms of nature on which the world depends. With the adoption of the Kunming-Montreal Global Biodiversity Framework and the rapid evolution of frameworks for corporate disclosures (such as the TNFD) and for business action on nature, BHP is continuing to review and consider how to evolve our existing environmental disclosures in line with these emerging frameworks, initiatives and regulatory reforms, including environmental policy and law, in the jurisdictions where we operate.

BHP's approach to environmental management

BHP's operations and growth strategy depend on obtaining and maintaining the right to access natural resources. We remain committed to maintaining effective environmental management systems to implement our approach to environmental management and to drive continuous improvement in our environmental performance.

Specific environmental aspects, such as water, land and biodiversity, may involve higher levels of risk to the health and resilience of our business, the natural environment and our partners and stakeholders. We have developed specific strategies and programs of work to help manage these risks as discussed later in this section.

As at 30 June 2023, BHP owned, leased or managed an area of just under 6.5 million hectares[2] with just over 2 per cent disturbed for mining operation purposes. Most of the area we steward is located in Australia and is for non-operational land uses, such as pastoral leases or land set aside for conservation. BHP's approach to environmental management is tailored to different area types in our portfolio. See Figure below for a visualisation of this approach.

Our primary approach to preventing or minimising our adverse environmental impacts (to air, water, land and biodiversity) within our operational footprint is to apply the mitigation hierarchy (avoid, mitigate, rehabilitate, compensatory actions). For an example of how we apply the 'avoid' pillar refer to our no-go commitments on page 62.

For more information on governance of sustainability topics, including nature refer to OFR 6.3

1 Nature positive is defined by the World Business Council for Sustainable Development (WBCSD)/TNFD as 'A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state.' It includes land and water management practices that halt and reverse nature loss – that is, supporting healthy, functioning ecosystems.

2 This figure excludes areas we hold under greenfield exploration licences (or equivalent tenements) and does not include the areas that we now steward following the acquisition of OZ Minerals. The OZ Minerals areas will be included in our land, water and biodiversity data from FY2024. The area we own, lease or manage has decreased by less than 1 per cent from FY2022.

In FY2023, BHP owned, leased or managed an area of just under 6.5 million hectares[2] consisting of:


6M
4M
2M
0
98%
6.3 million hectares non-operational area
The areas we hold for strategic purposes or alternative use (e.g. pastoral or conservation)
154,000 hectares operational area
2%
The area we hold for mining

Outside BHP footprint

On areas held by others, BHP seeks to contribute to nature-positive outcomes on a global scale, including thought leadership on approach to assessment of nature positive outcomes

Non-operational areas

Outcome we seek	How we manage
– focus area for delivering at least 30% of the land and water we steward[1] under conservation, restoration or regenerative practices – build resilience of natural environment	– 2030 Healthy environment goal – *Our Requirements for Environment and Climate Change* standard

Operational areas

Outcome we seek	How we manage
– no net loss of biodiversity over mine life cycle – compliance with environmental permits	– 2030 Healthy environment goal – *Our Requirements for Environment and Climate Change* standard – Mitigation hierarchy – no-go commitments – Asset Environmental Management System – Risk management

Outside BHP footprint

Outcome we seek	How we manage
– contributing to global scale conservation and nature positive outcomes	– BHP Social Investment Strategy, portfolio and funding

Amount contributed: almost US$100 million since 2011[3]

1 Excluding greenfield exploration licences (or equivalent tenements) which are outside the area of influence of our existing mine operations. 30 per cent will be calculated based on the areas of land and water that we steward at the end of FY2030.
2. As per footnote 2 above.
3. Social investment funds contributed to voluntary environmental resilience initiatives.

BHP | Annual Report 2023 | 61

62 BHP Annual Report 2023 6 Sustainability continued Our no-go commitments are: – We do not explore or extract resources within the boundaries of World Heritage listed properties – We do not explore or extract resources adjacent to World Heritage listed properties, unless the proposed activity is compatible with the outstanding universal values for which the World Heritage property is listed – We do not explore or extract resources within or adjacent to the boundaries of the International Union for Conservation of Nature (IUCN) Protected Areas Categories I to IV, unless a plan is implemented that meets regulatory requirements, takes into account stakeholder expectations and contributes to the values for which the protected area is listed – We do not operate where there is a risk of direct impacts to ecosystems that could result in the extinction of an IUCN Red List Threatened Species in the wild – We do not dispose of mined waste rock or tailings into a river or marine environment The requirement to apply the mitigation hierarchy, our no-go commitments and other Group-wide approaches to environmental management is set out in the Our Requirements for Environment and Climate Change standard and our mandatory minimum performance requirements for risk management. These requirements outline an integrated, risk-based approach to managing any actual or reasonably foreseeable adverse and positive impacts (direct, indirect and cumulative) on nature and/or natural resources. This includes a requirement to establish and implement environmental risk monitoring and review practices in our business planning and project evaluation cycles. Our mandatory minimum performance standards require development and implementation of Environmental Management Systems that align with global environmental frameworks such as ISO 14001, which is verified either by ISO 14001 certification or through our internal assurance processes. They also require our operated assets to define the intended asset-level environmental objectives by setting target environmental outcomes that are consistent with the assessed risks and potential impacts. Under our 2030 Healthy environment goal, we seek to create nature-positive outcomes by having at least 30 per cent of the land and water we steward under conservation, restoration or regenerative practices by the end of FY2030. Our non-operational areas are the primary focus of our 2030 Healthy environment goal due to their size. Nevertheless, both the 2030 goal and mitigation hierarchy are expected to be used as management approaches for both operational and non-operational areas. For more information on our 2030 goals refer to OFR 6.4 Beyond BHP’s footprint, we commit to making voluntary contributions to support environmental resilience across the regions where we operate through social investment, on ground action and thought leadership. Our collaborative work with strategic partners, including Conservation International, research organisations and local communities, is focused on contributing to enduring environmental and social benefits through projects and programs focused on conservation and ecosystem restoration, water stewardship and climate change mitigation and adaptation. Our preference is to invest our voluntary social investment funds in projects that contribute to cultural, economic and community benefits in addition to environmental resilience. Since FY2011, we have invested almost US$100 million of our social investment funds in voluntary environmental resilience initiatives outside our operational area. This funding is in addition to our investment in day-to-day environmental management activities relating to our operations. For more information on our environmental approach refer to Our Requirements for Environment and Climate Change standard and our environmental management and governance processes at bhp.com/environment Key progress in FY2023 Our 2030 Healthy environment goal is supported by successive short-term milestones that we intend to develop and disclose each year until FY2030. During FY2023, as part of our progress to achieve our 2030 Healthy environment goal, we completed the following milestones: – published our asset-level context based water targets (CBWTs)1 that were informed by catchment-scale risk assessments and Water Resource Situational Analyses. For more information refer to the Oceans and fresh water section below. – completed baseline mapping of Important Biodiversity and/or Ecosystems (IBE) – for all land and water areas at our operated assets in Minerals Australia and Minerals America (excluding OZ Minerals and legacy assets2), and formalised our approach to biodiversity and land management in a Group-level biodiversity strategic framework that identified three priority areas – valuing natural capital, innovation and collaboration and nature-related disclosures. For more information refer to the Biodiversity section on the following page. – continued to invest in voluntary conservation projects and thought leadership related to areas beyond BHP’s footprint, as part of our contribution to environmental resilience more broadly. This included the release of our Natural Capital Accounting for the Mining Sector—Beenup Site Pilot Case Study bhp.com/news/media-centre/releases/2023/05/bhp-case-study-a-firstfor- natural-capital-accounting-in-mining to progress collective thinking on the application of natural capital accounting principles for the mining sector. As at 30 June 2023, we had 82,132 hectares under nature-positive management practices3, which is 1.3 per cent of the land and water we steward3. Development of natural capital accounts for our operated assets has not yet commenced, but will be guided by the insights and learnings from the Beenup Site pilot case study. Oceans and fresh water Access to safe, clean water is a basic human right and water is essential to maintaining healthy ecosystems. Water is integral to what we do and vital to the longevity of BHP. We depend on access to water and cannot operate without it. Our Water Stewardship Position Statement outlines our vision for a water secure world by 2030 and this vision is aligned with the United Nations Sustainable Development Goals. Our position statement is supported by our Water Stewardship Strategy, which focuses on understanding and managing water-related risk, disclosure, contributing to the resolution of shared water challenges, valuing water and sharing innovations and learning. We strive to effectively manage our interactions with and prevent or minimise our adverse impacts on water resources. We work to reduce stress on water resources from our operations by requiring our operated assets, as part of the BHP Risk Framework, to identify, assess and manage water-related risk and make strategic business decisions in line with our risk appetite statement. BHP’s portfolio of long-life operated assets means we plan in decades and must take into account the needs and circumstances of future generations in our decisions. We consider both our operated assets’ needs and the potential for regional changes to water resources due to our activities, climate change, pollution, population growth and changing expectations. We consider the interactions that we and external parties have with water resources within catchments, shared marine regions and groundwater systems, and the need to manage waterrelated risks for the different physical environments, hydrological systems and socio-political and regulatory contexts in which we work. For more information on the water-related risks (both threats and opportunities), impacts and dependencies that we have evaluated and the actions we take to seek to prevent, mitigate or enhance them refer to bhp.com/water For information on BHP’s risk process, including effectiveness of actions taken, refer to OFR 8 1 CBWTs are intended to apply at the asset-level for our operated assets. Due to the previous divestment review of NSWEC, the development of CBWTs for this asset is planned to be completed in FY2024, along with CBWTs for our legacy assets. We will review the need to revise or develop new or additional CBWTs when there are substantial changes to our portfolio or one of our operated assets moves into the operational phase, which may firstly require a Water Resource Situational Analysis (WRSA) to the extent that an existing WRSA is not applicable. 2 Legacy assets refer to those BHP-operated assets, or part thereof, located in the Americas that are in the closure phase. 3 Area under stewardship that has a formal management plan, including conservation, restoration or regenerative practices. 1.3 per cent is calculated based on areas of land and water that we stewarded at 30 June 2023. For more information refer to the BHP ESG Standards and Databook 2023, available at bhp.com/sustainability.

Governance Financial Statements Additional Information BHP Annual Report 2023 63 Operating and Financial Review Beyond our operational activities, we engage across communities, government, business and civil society to catalyse actions to improve water governance, increase recognition of water’s diverse values and advance sustainable solutions. Our key collaboration in FY2023 was our engagement of third parties (e.g. universities) to review publicly available information and engage with partners and stakeholders (e.g. communities, Indigenous groups, policymakers and other private corporations within our catchment areas) to identify shared water challenges through Water Resource Situation Analyses (WRSAs). The WRSAs for our operated assets that are currently operational (except for NSWEC due to the previous divestment review) were published on our website in FY2023 and are intended to support continued collaboration between partners and stakeholders to understand and manage shared water resources within our operating regions. While water challenges vary across our catchments, some of the common challenges identified in the WRSAs include data sharing, frameworks for collaboration and balancing different values for water – economic, social and cultural. More information on the WRSAs is available at bhp.com/sustainability/environment/water/shared-waterchallenges/ what-is-wrsa. We also partner with others to advance the thinking in our priority areas of action. During FY2022 and FY2023, we collaborated with the University of Notre Dame to develop a framework for corporations and policymakers to consider the human right to water to support social equity and reduce corporate risk. The draft was presented at the United Nations 2023 Water Conference and will now be expanded to consider broader environmental rights. We report on water metrics at bhp.com/water and in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability, in line with the ICMM’s Water Reporting, Good Practice Guide (2nd Ed) (ICMM guidance) and the Minerals Council of Australia’s Water Accounting Framework (WAF). These reporting frameworks are generally aligned with the reporting requirements of the GRI Standards, Sustainability Accounting Standards Board and the CEO Water Mandate1. Detailed information on water accounting and reporting of metrics required by the ICMM guidance is available at bhp.com/water. Water data and accounting relies on a variety of data sources, including from water modelling, direct measurement and estimation techniques based on available known methodologies (e.g. estimation of evaporation from water storages). In line with our commitment to continuous improvement of our water accounts and data, we continue to review our assumptions for accounting for water metrics and refine our methodology in water models and water balances, recognising that water modelling and balances contain a degree of uncertainty. Water models and measurement techniques will continue to evolve and our understanding and knowledge will grow over time. Our focus in FY2024 will be a review and refinement of our water accounts and model at our Nickel West asset. We continue to seek opportunities to source our water from lower grade sources (e.g. seawater) rather than use high quality (as defined in ICMM Guidance and the WAF) water resources from the catchments where we operate. In FY2023, seawater continued to be our largest source of water withdrawal; groundwater (a mixture of high and low-quality water) remained our most significant non-seawater source and the amount withdrawn was similar to FY2022. The magnitude of our global water withdrawal, discharge and consumption data changed during FY2023 following the divestment of our Petroleum and BMC assets in late FY2022. Detailed data is available at bhp.com/water. The definitions of water quality types are available in section 2.4.2 of ICMM Guidance. In FY2023, we continued to use the data obtained from our water accounting to identify and assess water efficiency and treatment opportunities within our operated assets. We committed in our Water Stewardship Position Statement to developing context-based water targets (CBWTs). In FY2023, we released our first suite of CBWTs that will apply until 2030. These targets were informed by BHP’s view of water-related risks in the relevant catchment and by the shared water challenges identified in the WRSAs. The CBWTs aim to improve our internal BHP water management and contribute to collective benefit and shared 1 The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation, and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and, in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy and Community Engagement and Transparency. BHP is an active signatory to the Mandate. approaches to water management in the regions where we operate. They also support BHP’s 2030 Healthy environment goal and are expected to contribute to the protection or restoration of water-dependent ecosystems in the vicinity of our operated assets. The CBWTs are underpinned by a series of milestones (for more information refer to bhp.com/sustainability/environment/water/ shared-water-challenges). We intend to report on our progress against these milestones and targets from the FY2024 annual reporting period onwards. For more information on our approach to water stewardship, progress against our Water Stewardship Strategy, water performance in FY2023 and case studies on activities we are undertaking to progress towards meeting our water stewardship vision refer to bhp.com/water Biodiversity We have a Group-level biodiversity strategy that outlines our purpose and strategic priorities, and which is designed to inform operational decision-making across the full life cycle of mining operations at our operated assets. The Group-level strategy provides a clear direction that enables alignment of asset-level biodiversity and land objectives and supports delivery of the 2030 Healthy environment goal. The focus areas in the biodiversity strategy are valuing natural capital, innovation and collaboration, and nature-related disclosures. For more information on our 2030 goals refer to OFR 6.4 and for information on our biodiversity strategy refer to bhp.com/biodiversity Our operated assets are required to have plans and processes that capture local biodiversity, land risks and regulatory requirements and detail how to prevent or minimise any actual or potential impacts. In May 2023, we published the Natural Capital Accounting for the Mining Sector – Beenup Pilot Case Study, which was based on BHP’s former mineral sands site located in Western Australia. The site was closed in 1999 and rehabilitation and restoration of the site was completed over the period from 2000 to 2015. The objective of the case study was to pilot how natural capital might be valued in the mining context, to determine the data requirements to build a set of natural capital accounts (NCAs) and to evaluate the use of natural capital accounting as a tool to track progress on contributing to nature-positive outcomes aligned with our 2030 Healthy environment goal. The Beenup pilot case study is intended to be used as a guide for future studies and a basis of learning and improvement to contribute to development of a consistent and meaningful approach to natural capital accounting in the mining sector. Insights from the Beenup case study are being piloted at an operational site in Minerals Australia and are intended to assist us as we progress towards all of our operated assets having NCAs in line with one of the key metrics for our 2030 Healthy environment goal. Biodiversity initiatives supported through social investment continued through FY2023. Our voluntary social investment projects were focused in three areas: – Thought leadership – testing of natural capital accounting principles through the Natural Capital Accounting for the Mining Sector – Beenup Site Pilot Case Study – On ground action – monitoring and evaluation and the use of environmental DNA to develop indices of ecosystem health – Environmental resilience – through support for research on coral reef restoration to build resilience on coral reefs, and the application of Conservation International’s seascapes framework to build resilience in coastal communities, which is currently being piloted in the Lau Region, Fiji In FY2023, BHP participated in a pilot of the TNFD beta framework, coordinated by the ICMM, as part of the market consultation and testing phase of the draft disclosure framework. For more information on our approach to biodiversity and land management and current performance refer to bhp.com/biodiversity

64 BHP Annual Report 2023 6 Sustainability continued Atmosphere We report our approach, management and data related to climate change in OFR 6.12. Our emission of nitrous oxides, particulates and sulphur dioxide are considered non-material in comparison to global emissions as determined by the GRI materiality assessment process. We have extensive particulate monitoring and management programs at some of our operated assets. We report air emissions (such as particulates and nitrous oxides) as part of the BHP ESG Standards and Databook 2023, available at bhp.com/ sustainability, and discuss our approach and management to these on our environment webpage at bhp.com/environment. Legal cases – Environment We are facing ongoing legal cases involving environmental matters. Examples are: Lagunillas (Cerro Colorado) and Monturaqui (Escondida), as described below. Lagunillas (Cerro Colorado) In 2021, an individual filed an environmental damage claim against Cerro Colorado (CMCC) before the Chilean Environmental Court, alleging CMCC’s water extraction from the Lagunillas aquifer had damaged the aquifer, as well as a nearby lagoon and wetlands. The substantive case was heard in FY2022 and an agreement was reached between the two parties to seek to settle the claim. The settlement proposal was submitted to the Environmental Court for approval, which decided it would not rule on the proposal but would instead issue a ruling on the merits of the case. In May 2023, the Court indicated that the Presiding Judge had submitted a draft ruling on the case’s underlying merits for the other judges to review. In parallel, the Antofagasta Court of Appeals intervened and granted an appeal filed by CMCC seeking to reverse an earlier decision by the Environmental Court that denied the parties the opportunity to be heard in relation to the settlement proposal’s adequacy. The Court of Appeals ordered the Environmental Court to schedule a special hearing to assess the adequacy of the environmental measures included in the settlement proposal and to decide whether to approve or reject the proposal. Monturaqui (Escondida) In March 2022, the Chilean Environmental Regulator (SMA) sanctioned Escondida, concluding it had breached its environmental permit causing irreparable environmental damage due to its water extraction from the Monturaqui aquifer. Escondida’s infraction was classified as ‘very serious’ and the SMA imposed a fine of ~US$ 8.3 million. Escondida filed a reconsideration motion before the same regulator, which was rejected in January 2023. In February 2023, Escondida filed a further appeal before the First Environmental Court seeking to annul the SMA decision. The appeal is pending. Shortly after the March 2022 SMA decision, an environmental damage claim was filed in the Environment Court by the Chilean Attorney General’s Office against Escondida (and two other operators), in which it was alleged that the defendants’ extraction of water from the Monturaqui aquifer has caused environmental damage. In March 2022, the Peine Indigenous Community filed a claim against Escondida based on the same facts as the SMA sanction. Both the Chilean Attorney General’s Office and the Peine claims have been consolidated into a single case. In May 2023, the three defendants submitted a joint settlement proposal to the claimants. The substantive case was heard from 24 July to 28 July 2023. At the hearing, the Court ordered a site visit to take place during August 2023, following which the Court will schedule a hearing to enable the parties to deliver closing arguments. 6.14 Community The core business activities and supplementary social, economic and environmental initiatives of BHP can significantly contribute to improved outcomes for the communities where we operate and in return secure sustained support for our operations. We recognise the continuously evolving nature of society, communities and our business requires us to maintain a dual approach to community relations, where we acknowledge and address immediate risks, impacts and opportunities to the communities where we operate, while having an agile long-term strategy that enables broader shifts in the ways we approach community engagement and investment in response to community values and expectations. In FY2023, we progressed the management of short-term risks, impacts and opportunities as well as the development of a long-term strategic approach. Community understanding We apply the same approach to community engagement and research across all our operated assets and exploration regions globally. This includes: – Community perception surveys – snapshots of the communities where we operate and key opinion leaders’ perspectives on their community priorities and of sector and BHP performance, completed every two years. The last surveys were completed in late FY2022 – Community baseline studies – desktop assessments that provide quantitative and qualitative data on social, cultural, economic and political characteristics of the communities where we operate. These were completed in FY2023 – Community impact and opportunity assessments – analysis of the surveys and baseline studies against asset plans to identify and prioritise actual and potential community risks, impacts and opportunities. The assessments utilise our Risk Framework to support integration into the risk profile for our operated assets and functions. These commenced in FY2023 and are expected to be completed in FY2024 – Community engagement and social investment indicators – data collected related to community engagements (e.g. number of community concerns and use of the operational grievance mechanisms) and social investment partnerships (e.g. outcome indicators of a particular project) that provide insights to the communities’ relationships with us In FY2023, we generally observed that communities continued to value the economic and other opportunities associated with BHP’s operations, although they also continued to hold strong interests about the impacts of mining. Primarily these relate to environmental performance, economic resilience and some of the social and cultural impacts mining can have. Many communities have provided feedback that engagement should be more purposeful and occur early enough in the planning process to allow community feedback to be practically taken into consideration, with solutions designed in partnership. Social investment is positively received as a tool to contribute value. However, it is not seen by many communities as an offset for other impacts the community may experience or perceive from our activities. Furthermore, social investment is seen as marginal relative to the upside opportunities realised through increases in procurement and employment. At a regional and local level, we know each community has a diverse range of interests across infrastructure, economic opportunities, healthcare, environment and sociocultural values. The unique nature of each community’s priorities requires flexibility in the approach to engagement and investment taken by our operated assets. This feedback has informed the strategy for our goal under the thriving, empowered communities pillar of our social value framework, which includes the co-design of plans within each community as a key metric. We are working to develop Group-level principles that will provide guidance on co-design leading practice, while each operated asset will have the ability to engage in a manner that is preferred by the local community and address the highest priority focus areas for that community through business activities, advocacy and social investment. Community events, complaints and grievances In FY2023, there were 154 community concerns and complaints received globally across our operated assets through our local complaints and grievance mechanisms (zero of which were classified as grievances).1,2 This represents a total 1 per cent decrease from FY2022 figures. The map opposite shows stakeholder concerns reflecting complaints received through our local grievance mechanisms and other sources, such as community perception surveys. FY2023 progress and initiatives In response to the lessons learned from prior community engagement and due diligence, in FY2023 we progressed: – design and testing of a stakeholder management system that enables us to maintain improved records of community engagements and our commitments, as well as an improved external facing complaints and grievance portal to improve accessibility for community members to provide direct feedback to us. We intend to launch these systems in FY2024 – updates to our internal standards, designed to provide improved guidance for community engagement and social investment leading practice as well as enhance integration with our existing business processes, such as asset planning and risk assessments. Embedment of the revised standards is planned to commence in FY2024

Chile Western Australia Governance Financial Statements Additional Information BHP Annual Report 2023 65 Operating and Financial Review Stakeholder concerns by region Equitable change and transition at New South Wales Energy Coal Following an extensive review of available options, in June 2022, BHP made the decision to retain New South Wales Energy Coal (NSWEC) in our portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of CY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030 (Pathway to 2030). Our ambition is to work with stakeholders to achieve sustainable landforms and land uses to contribute to supporting the needs of the Hunter region. This ambition is underpinned by BHP’s social value framework and our equitable change and transitions principles. We recognise the importance of bringing a positive contribution to local communities, including our contribution to creating long-term prosperity and resilience as the Upper Hunter region enters a transitional period. An important part of Pathway to 2030 is to seek the relevant approvals to continue mining past the existing end of CY2026 consent expiry. This is intended to provide the time to work with our people and the local community on an equitable change and transition approach and the detailed plan for mine closure. Work continues on the modification application, which is intended to be submitted in the second half of 2023. As part of our Pathway to 2030 commitment, BHP has engaged extensively with partners and stakeholders following the decision to cease mining at NSWEC. Dialogue has included detailed information sessions with our employees, contractors and suppliers, the community (including members of local communities, local Business Chambers, Indigenous partners and industry representatives) and multiple levels of government. Over the coming period, we intend to continue to work together with our people and the community to progress the Pathway to 2030 engagement program with partners and stakeholders. More information on our approach to community is available at bhp.com/communities 6.15 Indigenous peoples Indigenous peoples are important partners for BHP. Around the world, BHP operates on or close to the traditional lands of Indigenous peoples and we have a deep respect for their distinct cultures, rights, perspectives and aspirations. BHP is committed to working collaboratively with Indigenous peoples to develop long-term partnerships based on trust and mutual benefit. It is through this commitment that we aim to support reconciliation with Indigenous peoples and contribute to improved social, economic and environmental outcomes. First adopted in FY2015, our Global Indigenous Peoples Framework was reviewed in FY2022 to bring it into greater alignment with BHP’s purpose and social value framework, and to strengthen our consideration of the collective rights and perspectives of Indigenous peoples in a changing global context. Our revised global Indigenous Peoples Policy Statement (IPPS), released in FY2023 is the product of extensive consultation internally with BHP leaders and employees and externally with Indigenous peoples and organisations, leading external experts, non-government organisations and investors. Our IPPS outlines a global approach to engaging and partnering with Indigenous peoples including our approach to free, prior and informed consent (FPIC). A global Indigenous Engagement team coordinates our approach and standards for BHP’s engagement with Indigenous peoples across our operated assets and functions within each region and globally across BHP. Regionally, Indigenous Peoples Plans are being co-designed with Indigenous peoples to outline how we will engage with Indigenous communities and partners in accordance with our IPPS and the priority topics on which we intend to focus our engagement in each country or region where we operate. We acknowledge the importance of a diverse workforce that understands the lived experiences of and cultural nuances and protocols that exist within Indigenous societies. Dedicated Indigenous Engagement teams work at both the local and global level, and are responsible for managing BHP’s policies, relationships and agreements with Indigenous peoples. The Indigenous Engagement teams work across the organisation with our leadership to maintain a high level of cultural competence, including supporting BHP to follow our processes for seeking FPIC, assessing and mitigating adverse impacts to Indigenous peoples’ collective rights, cultural heritage management, procurement from Indigenous businesses, Indigenous employment and our efforts to contribute to the economic and social development of Indigenous communities where we operate. 1 An event or community complaint relating to an adverse impact/event that has escalated to the point where a third-party intervention or adjudication is required to resolve it. 2 Data excludes OZ Minerals. Canada – Road and traffic impacts due to increased operations – Social behaviour of employees and contractors in communities – Local employment and procurement growth – Indigenous peoples engagement approaches – Transition of COVID-19 policies – Environmental performance and sustainability of the industry – Local employment, future work opportunities and workforce development – Socio-economic diversification related to the transition of Cerro Colorado – Management of legacy issues – Transparency and anti-corruption New South Wales – Equitable transition of Mount Arthur Coal – Coal industry outlook and socio-economic diversification of the region – Operational activity – dust, noise and traffic – Cumulative impacts of mining industry Queensland – Improvements in quality of social services – Skilled labour shortages and workforce development – Access to quality, affordable housing – Coal industry outlook and socio-economic diversification of the region – Operational activity – dust, noise and traffic – Access to quality, affordable housing and social services – Community safety and rising rates of crime and anti-social behaviour – Air and water quality – Access to education and local employment South Australia – Availability and quality of childcare – Improvements in health and education services – Improving approaches to engagement and mutually agreeing priorities – Social behaviour of employees and contractors in communities

Incorporate Indigenous voices, values, knowledge and perspectives. BHP will seek out Indigenous voices, values, knowledge and perspectives in the way we work. We will connect with Indigenous peoples to better appreciate the historical, legal, social, environmental, cultural and political landscape where we operate or seek to operate, and how to better manage the environment we share. Strengthen engagement with Indigenous peoples through dialogue and co-design BHP will engage early and support meaningful dialogue with Indigenous peoples by sharing knowledge and information both ways and ensure our processes allow for active participation in appropriate aspects of the design, implementation and monitoring of plans that impact Indigenous peoples. BHP’s Indigenous Peoples Policy Statement BHP’s ambition is to create long-term relationships with Indigenous peoples based on trust and mutual benefit. We aim to support reconciliation with Indigenous peoples’ and contribute to improved social, economic and environmental outcomes. Through this Policy Statement we will be guided by the aims of the United Nations Declaration on the Rights of Indigenous peoples’ as articulated in the Policy Statement’s Principles, which are summarised below. Seek to obtain the free, prior and informed consent of potentially affected Indigenous peoples’ BHP’s default position will be that a proposed new operation or capital project should not proceed without consent; and where consent has not been provided, BHP will escalate senior management involvement in the process to determine if the new operation or capital project will proceed. Respect Indigenous peoples’ cultural and intellectual property and data sovereignty BHP acknowledges the value and ownership of information related to Indigenous cultural heritage and the rights to information regarding Indigenous peoples’ narratives, traditions and lore. Principles Regional Indigenous Peoples Plans 66 BHP Annual Report 2023 6 Sustainability continued Indigenous partnerships Under the Indigenous partnerships pillar of our social value framework, we have set ourselves the goal of delivering respectful relationships that hear and act upon the distinct perspectives, aspirations and rights of Indigenous peoples and support the delivery of mutually beneficial and jointly defined outcomes (refer to OFR 6.5). In FY2023, we completed a milestone toward this goal with the release of a revised Global Indigenous Peoples Strategy (now described as our Indigenous Peoples Policy Statement (IPPS)). We also made progress against a milestone of increasing formal Indigenous voice mechanisms in decisionmaking, through the global consultations in FY2023 for the new IPPS and consultations for the regional Indigenous Peoples Plans in Australia and Canada respectively, as well as through our ongoing engagement mechanisms with Indigenous peoples and communities on whose traditional lands we operate our assets. We initiated a global program of research with Indigenous partners and organisations in FY2023, to support our aim of reporting on the health of our relationships with Indigenous partners in FY2024. We also revised one of the key metrics for our 2030 Indigenous partnerships goal in FY2023. The original metric for FY2024, published in June 2022, stated that we would ‘co-create plans which define priorities and are designed to deliver mutually beneficial outcomes’. We updated this metric to be: ‘Indigenous voices and perspectives are incorporated into co-designed priorities in each region’. This update clarifies the deliverable and aligns with our new IPPS commitments to incorporate Indigenous voices and perspectives in our work. We are making progress against our social value scorecard metrics for Indigenous workforce participation and Indigenous procurement. Indigenous employment teams developed and implemented Indigenous workforce initiatives in FY2023 to provide pathways to employment, support our Indigenous workforce, build a more culturally capable non-Indigenous workforce and meet our employment metrics. In Australia, our Indigenous employment was at 8.6 per cent in FY20231 and our target is to reach 9.7 per cent by FY2027. In Chile, our Indigenous employment was at 9.7 per cent in FY20231 and our target is to reach 10 per cent by FY2025. In Canada, our Indigenous employment was at 7.7 per cent in FY20231 and our target is to reach 20 per cent by FY2026. For more information about Indigenous employment refer to OFR 6.6 In FY2023, we expanded our global program to improve engagement with Indigenous businesses across all our operating locations with the goal of increasing direct procurement spend to over US$400 million by FY2025. Compared to FY2022, our direct global spend with Indigenous businesses increased by 122 per cent to $US332.6 million in FY2023 and the number of Indigenous vendors engaged rose by 50 per cent to 219. Through this program, we have seen continued growth in spend with Indigenous businesses across our Australian assets with FY2023 direct spend of US$267.5 million. Jansen Stage 1 in Canada delivered direct spend of US$65 million in FY2023. Minerals Australia In FY2023, following a review of the status of all Native Title and cultural heritage agreements and negotiations with Indigenous peoples across Minerals Australia, BHP established an agreement-making program that is scheduled to be progressed over the next three to five years. This program seeks to modernise agreement making across Minerals Australia, enhance good practice and ensure greater alignment with our revised IPPS, including our approach to FPIC. Minerals Australia released its sixth Reconciliation Action Plan (RAP) in June 2023 for the period to the end of FY2027 to contribute towards reconciliation between Indigenous and non-Indigenous Australians and to take forward BHP’s global IPPS in Australia. We developed the Elevate RAP in partnership with Traditional Owner groups, Aboriginal and Torres Strait Island Islander employees, businesses, organisations, communities and peak bodies across Australia. In a planned ongoing initiative, BHP hosted its inaugural Traditional Owner Forum in November 2022, which brought together senior leaders from Traditional Owner groups across Australia, BHP leadership and relevant team members. The forum was called for by Traditional Owners, who requested the opportunity for two-way dialogue with BHP senior leaders. In Minerals Australia, a new Cultural Heritage Technical Standard was developed in FY2023 that goes beyond existing legislative frameworks and requires all our Australian-based operated assets to meet the public targets defined in the Elevate RAP. This new standard puts good faith negotiation with Indigenous people at the centre of the process through cultural heritage agreement-making and the delivery of Cultural Heritage Management Plans. In FY2023, four new Heritage Agreements and 14 1 Point in time data as at 30 June 2023.

Governance Financial Statements Additional Information BHP Annual Report 2023 67 Operating and Financial Review Potash Project before expanding to regional and national Indigenous organisations. We held an open community forum in March 2023 with the six First Nations partners to our Jansen Potash Project, as well as surrounding regional First Nations, Metis groups, educational institutions and other First Nation economic development groups. We expect to complete the Indigenous Partnership Plan in FY2024. Resolution Copper Resolution Copper Mining is owned by Rio Tinto (55 per cent) and BHP (45 per cent) and managed by Rio Tinto. We acknowledge the Resolution Copper project area includes areas of cultural significance for Native American Tribes and their members. Development of the project continues to be studied and remains subject to regulatory reviews by federal, state and local governments. Resolution Copper Mining continues to cooperatively engage in these regulatory processes and has publicly stated its commitment to deepening ongoing engagement with Native American Tribes and other stakeholders to understand and seek to mitigate potential negative impacts, while also collaborating to create shared value opportunities. We are monitoring and support Resolution Copper Mining’s engagement processes. 6.16 Tailings storage facilities A primary focus is on managing the safety and integrity of our tailings storage facilities (TSFs) across our operated and closed assets, to protect people, the environment and communities where we operate. TSFs are dynamic structures that accommodate the left-over materials from the processing of mined ore. A failure event has the potential to impact people, communities, the environment and the economy. In 2015, the tragic failure of the Fundão TSF at Samarco, a non-operated joint venture (NOJV) owned 50 per cent by BHP, led to increased focus on the management of our TSFs. We remain committed to strengthened tailings management to deliver operations that are safer for the environment and community. We will continue to work with stakeholders, share our progress and apply learnings to realise positive outcomes at BHP and across the industry. In FY2023, we continued works aimed at reducing our TSF risk, for example: – At the WAIO Boodarie TSF, we progressed the TSF to a state of safe closure, as defined by the Global Industry Standard on Tailings Management (GISTM), when we completed the embankment reshaping and capping of tailings. – The construction of buttresses commenced at Olympic Dam’s TSF5, BMA’s Peak Downs Old Tailings Dam TSF and legacy asset’s Solitude TSF, to further reduce the low likelihood of a failure event. – We made progress at our operated and closed assets to align with the GISTM. BHP added four operated TSFs to our portfolio as a result of the OZ Minerals acquisition. For information about the Fundão TSF failure at Samarco and our progress with the response refer to OFR 7 Our approach Our short-term strategy focuses on improvement of key risk indicator (KRI) performance, including options studies to reduce and mitigate potential downstream impacts, particularly to those who could be at risk in the event of a TSF failure. We are also committed to aligning with tailings industry standards, including the GISTM and Towards Sustainable Mining. Our medium- and long-term strategies focus on complex risk reduction projects and the identification and use of improved tailings management and storage solutions. Where feasible, we replace traditional above ground TSFs with in-pit TSFs and we are collaborating with others to progress tailings technology. For example, we have partnered with Rio Tinto to develop technology that may significantly increase water recovery from mine tailings. In addition, while our NOJVs are independently controlled and have their own operating and management standards, we encourage NOJVs to consider alternative tailings solutions as an option in asset planning where appropriate. new Cultural Heritage Management Plans were successfully negotiated with Aboriginal Corporations. These Cultural Heritage Management Plans mainly covered existing operations at WAIO and were an outcome of our commitment to modernise existing government approvals through further consultation. In line with our social value agenda, new heritage protection areas were agreed through the Cultural Heritage Management Plans for significant heritage values as identified by Traditional Owners. Minerals Americas We have continued to work towards building partnerships with Indigenous peoples in the Americas regions where we operate or plan to operate. We continue to strengthen our cultural heritage practices for our operated assets in Minerals Americas through the development of a management system framework that considers tangible and intangible cultural heritage across the life cycle of our projects. We have established a team specialising in cultural heritage both at regional and operational levels. This work has raised the visibility of cultural heritage in Minerals Americas and further embedded consideration of potential impacts to cultural heritage in the processes and planning of BHP’s activities. Chile At Escondida, we continued to advance the implementation of the settlement concerning the environmental sustainability of the Salar de Punta Negra, signed at the end of FY2021 between Escondida, the Chilean Attorney General’s Office, the Peine Atacameña Indigenous community and the Council of Atacameña Peoples. We are progressing the first of three phases of the agreement, which focuses on diagnosing the environmental condition of the Salar de Punta Negra after groundwater extraction for operational purposes ceased in 2019. We intend to undertake eight different studies to complete the diagnosis. Along with the studies, this phase also included the development of a governance framework to implement the settlement with the participation of Escondida, the Chilean Attorney General’s Office, the Peine Atacameña and the Council of Atacameña Peoples, together with a Promotion and Enhancement Plan. Our Cerro Colorado operation is preparing for closure at the end of CY2023 due to the expiration of its permits to operate. We intend to continue developing technical studies to inform potential mine life extension in the future as well as technical studies for final closure if life extension is not feasible. We are engaging with impacted Indigenous peoples to include their voices during study phases for both scenarios. We continue to work on implementing our agreements with Indigenous peoples, including fulfilling our commitments and investing in social projects. We completed improvements to the community town hall and of culturally significant walls in the Parca locality. We are also investing in an agricultural development program that seeks to promote and improve crop production in local Indigenous communities, delivering new knowledge and tools to the farmers of Parca, Iquiuca, Mamiña and Quipisca. In Mamiña, Macaya and Iquiuca, we are supporting innovative solutions for Indigenous communities to adapt to potential climate-related impacts through the Kuskalla project (meaning ‘together’ in Quechua language), which is optimising the management of energy, water and organic waste using solar panels, water models and a biodigester. Canada There are six primary First Nations communities in the vicinity of our Jansen Potash Project. BHP has entered into Opportunity Agreements with all six First Nations to formalise our relationships in a range of areas, including providing local employment and business opportunities and building the skills and capabilities of local residents. During FY2023, progress was made towards implementation of these agreements, including through key projects, such as the opening of the Muskowekwan Family Healing and Wellness Centre, to support addressing the systemic impacts of historical trauma faced by First Nations peoples. BHP is developing an Indigenous Partnership Plan to operationalise our global IPPS and advance our existing and new relationships with Indigenous peoples in Canada. We are developing the plan through a co-design process with the relevant Indigenous peoples. We commenced consultations on the Indigenous Partnerships Plan with the six First Nations communities that are directly impacted by our Jansen

68 BHP Annual Report 2023 6 Sustainability continued 1 For the purposes of this chart, GISTM classifications have been used for extreme and very high consequence classification TSFs and the CDA classification system for all other TSFs. 2 We keep TSF classifications under review. As we transition the classification of all TSFs to the GISTM, changes in consequence classifications may occur due to differences in the GISTM and CDA consequence classification matrices. 3 SP1/2 and SP3 TSF at New South Wales Energy Coal are inactive TSFs, which have been assessed to have no credible failure modes and are therefore shown as not having a CDA classification. 4 Boodarie TSF is classified as being in a ‘state of safe closure’, as defined by the GISTM. Classification of operated tailings facilities1,2,3,4 Extreme 2 Very high 20 High 17 Significant 17 Low 17 N/A 2 State of safe closure 1 Case study – BHP and Rio Tinto collaboration A collaboration agreement between BHP and Rio Tinto aims to accelerate the development of technology that could significantly increase water recovery from mine tailings, in turn reducing the TSF environmental footprint and moisture content. In addition, the water recovered from tailings by filtration could be re-used in processing facilities, reducing overall water consumption. It also creates opportunities to productively re-use tailings, for example as raw material for glass, construction or agriculture industries. BHP Chief Technical Officer, Laura Tyler, said: ‘The world will need more critical minerals in the decades to come to support economic development and decarbonisation pathways. It is important that we continue to work together across the global mining sector to raise standards and make sure our operations are as safe and sustainable as they can be. Responsible management of tailings and improved water use is a big part of that.’ Global Industry Standard on Tailings Management We are committed to achieving alignment with the GISTM for all operated TSFs. The Accountable Executive model is embedded in our tailings management processes and four Accountable Executives, who oversee TSF operations (three) and governance (one) in accordance with defined terms of reference, are direct reports of the BHP Chief Executive Officer and accountable to the Board’s Sustainability Committee. As of August 2023, all extreme and very high consequence classification operated TSFs1 align with the GISTM,2 and a public disclosure document for these TSFs is published on our website. Governance and risk management Our Tailings Storage Facility Policy Statement was updated in FY2023 and is available at bhp.com/sustainability/tailings-storage-facilities. It outlines our commitment to the safe management of TSFs, governance and risk management, transparency, emergency preparedness, response and recovery in the event of a failure. We proactively engage with partners and stakeholders on emergency preparedness and response in relation to TSF risk. Ongoing governance activities identify risk reduction and improvement opportunities and allow effective management of TSF failure risk. KRIs are set by management and help to monitor performance of our TSFs against our risk appetite in dam integrity and design, overtopping/ flood management and emergency response planning. KRIs are routinely reported to the Sustainability Committee and the Risk and Audit Committee. We also use the ‘three lines model’ for risk governance. We mandate three key first-line roles across our operated assets: Dam Owner, Responsible Tailings Facility Engineer and Engineer of Record. Annual performance reviews, dam safety reviews, independent tailings review boards and project-specific independent peer reviews provide independent and objective assurance through the second line. Third-line assurance of the overall governance and control framework is provided through internal audits. For more information on BHP’s approach to risk management including KRIs refer to OFR 8 Transparency and disclosure We support detailed, transparent and integrated disclosure regarding TSF management, including updating our Church of England Disclosure3 and publishing a public disclosure document for our priority TSFs4, in alignment with the GISTM. Our work continues with industry partners to support the development of disclosure standards and improvements for tailings storage management across the mining industry, including through the ICMM Tailings Working Group and our support of the Investor Mining and Tailings Safety Initiative. Actively engaging with our affected partners and stakeholders regarding our TSFs is also a priority. For example, in FY2023, following consultation with three Indigenous groups, the design and build methodology of the Olympic Dam TSF buttress was changed to preserve certain identified cultural heritage sites. Operated and non-operated tailings portfolio The consequence classifications described in this Report align to the GISTM for priority TSFs and the Canadian Dam Association (CDA) classification system for all other TSFs. The TSF consequence classification reflects the modelled consequences of a failure and it is not a reflection of the current physical stability of the TSF. The TSF consequence classification can also change over time, for example, following the construction of an embankment raise. 1 Excludes any OZ Minerals TSFs while their GISTM consequence classifications are evaluated. 2 Based on BHP’s assessment of the requirements for GISTM conformance, which utilises the ICMM Conformance Protocols for GISTM. We keep this guidance under review. 3 In April 2019, the Church of England Pensions Board and the Council on Ethics Swedish National Pension Funds wrote to approximately 700 mining firms to request specific disclosures of their TSFs. Our updated disclosure is included in our ESG Standards and Databook available at bhp.com/sustainability. 4 Prioritised BHP operated and closed asset TSFs are those classified as extreme or very high by the GISTM consequence classification guidance. 5 The number of TSFs is based on the definition in the GISTM. We keep this definition under review. 6 ‘Inactive’ includes TSFs in construction, not in operational use, under reclamation, reclaimed, closed and/or in post-closure care and maintenance. 7 Samarco’s Germano TSFs have commenced decommissioning activities following the February 2019 ruling by the Brazilian Government regarding upstream TSFs. As at 30 June 2023, there were 76 TSFs5 at our operated and closed assets, including four TSFs acquired from OZ Minerals in FY2023, and: – 58 are inactive,6 most are associated with our North American legacy assets portfolio – two are classified as extreme and another 20 are classified as very high under the GISTM There are 10 TSFs at our NOJVs, which are all located in the Americas. Three are active TSFs – one is located at Antamina in Peru and two are located at Samarco in Brazil. In addition, there are seven inactive TSFs – two upstream facilities at Samarco in Brazil (with decommissioning activities underway),7 four facilities at Resolution Copper in the United States and one facility at Bullmoose in Canada.

Governance Financial Statements Additional Information BHP Annual Report 2023 69 Operating and Financial Review

70 BHP Annual Report 2023 6.17 Independent Assurance Report to the Management and Directors of BHP Group Limited (BHP) What we assured Ernst & Young (EY) was engaged by BHP to provide limited assurance over certain sustainability data and disclosures in BHP’s Annual Report and ESG Standards and Databook and online for the year ended 30 June 2023 in accordance with the noted Criteria, as defined in the following table: What we assured (Limited Assurance Subject Matter) What we assured it against (Criteria) BHP’s qualitative disclosures in Section 6 of the Operating and Financial Review within the BHP Annual Report 2023 – Management’s own publicly disclosed criteria BHP’s sustainability policies and standards as disclosed in the ICMM tab in the BHP ESG Standards and Databook 2023 at bhp.com/sustainability – International Council on Mining and Metals (ICMM) Mining Principles and relevant Performance Expectations and mandatory Position Statements (Subject Matter 1 of the ICMM Assurance and Validation Procedure 2023 (ICMM Procedure)) BHP’s identification and reporting of its material sustainability issues, risks and opportunities described within Section 6 of the BHP Annual Report 2023 and online at bhp.com/sustainability/ approach – ICMM Procedure Subject Matter 2 – Global Reporting Initiative (GRI) Standards 2021 GRI 3: Material Topics BHP’s implementation of systems and approaches to manage its material sustainability risks and opportunities – ICMM Procedure Subject Matter 3 BHP’s reported performance of its material sustainability issues, risks and opportunities in Section 6 of the Operating and Financial Review within the BHP Annual Report 2023 and the BHP ESG Standards and Databook 2023, referenced above. – ICMM Procedure Subject Matter 4 – Management’s own publicly disclosed criteria including GRI Topic Standards and Sustainability Accounting Standards Board (SASB) Mining and Metals Standard – World Resource Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas (‘GHG’) Protocol: A Corporate Accounting and Reporting standard, including the GHG Protocol Scope 2 Guidance and the Corporate Value Chain (Scope 3) Accounting and Reporting Standard – BHP Scopes 1, 2, and 3 GHG Emissions Calculation Methodology 2023 Water stewardship reporting, at an operated asset level, in the BHP Annual Report 2023, the BHP ESG Standards and Databook 2023, referenced above, and supporting disclosures included online at bhp.com/sustainability/environment/water – ICMM guidance and minimum disclosure Standards: Water Reporting: Good practice guide (2nd edition), 2021 In addition, we were engaged by BHP to provide reasonable assurance over the following information in accordance with the noted Criteria, as defined in the following table: What we assured (Reasonable Assurance Subject Matter) What we assured it against (Criteria) Scope 1 and Scope 2 greenhouse gas emissions as reported in Section 6 of the Operating and Financial Review within the BHP Annual Report 2023 and the BHP ESG Standards and Databook 2023, referenced above. – World Resource Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas Protocol – BHP’s Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 Our Conclusions – Limited Assurance Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that suggests the Limited Assurance Subject Matter has not been prepared, in all materia lrespects, in accordance with the Criteria defined above. – Reasonable Assurance In our opinion, the Reasonable Assurance Subject Matter is prepared, in all material respects, in accordance with the Criteria defined above. Key responsibilities EY’s responsibility and independence Our responsibility was to express limited and reasonable assurance conclusions on the noted subject matter as defined in the ‘what we assured’ column in the tables above (the Limited Assurance Subject Matter and the Reasonable Assurance Subject Matter listed above, collectively the ‘Subject Matter’). We have complied with the independence and relevant ethical requirements, which are founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. EY applies Auditing Standard ASQM 1 Quality Management for Firms that Perform Audits or Reviews of Financial Reports and Other Financial Information, or Other Assurance or Related Services Engagements, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. BHP’s responsibility BHP’s management was responsible for selecting the Criteria and ensuring the Subject Matter was prepared, in all materia l respects, in accordance with that Criteria. This responsibility includes establishing and maintaining internal controls, maintaining adequate records and making estimates that are relevant to the preparation of the subject matter, such that it is free from material misstatement, whether due to fraud or error. Our approach to conducting the review We conducted our assurance procedures in accordance with the International Auditing and Assurance Standards Board’s International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information (‘ISAE 3000’) and the Standard for Assurance on Greenhouse Gas Statements (‘ISAE 3410’) and the terms of reference for this engagement as agreed with BHP on 6 February 2023. For the limited assurance engagement, these standards require that we plan and perform our engagement to express a conclusion on whether anything has come to our attention that causes us to believe that the Subject Matter is not prepared, in all material respects, in accordance with the Criteria, and to issue a report. For the reasonable assurance engagement, these standards require that we plan and perform our engagement to obtain reasonable assurance about whether, in all material respects, the Subject Matter is presented in accordance with the Criteria, and to issue a report. The nature, timing and extent of the assurance procedures selected depend on our judgement, including an assessment of the risk of material misstatement, whether due to fraud or error. Description of assurance procedures performed The Limited Assurance procedures we performed were based on our professional judgement and included, but were not limited ot : – Interviewing select corporate and site personnel to understand the reporting process at group, business, asset, and site level, including management’s processes to identify BHP’s material issues – Reviewing BHP policies and management standards to determine alignment with the ICMM’s 10 Sustainable Development principles and position statements – Checking the BHP Annual Report 2023 to understand how BHP’s identified material issues, risks and opportunities are reflected within the qualitative disclosures – Evaluating whether the information disclosed in the Limited Assurance Subject Matter is consistent with our understanding of sustainability management and performance at BHP – Evaluating the suitability of the Criteria and that the Criteria have been applied appropriately to the Subject Matter – Conducting virtual and in-person site procedures at BHP locations on a sample basis, based on our professional judgement, to evidence site level data collection and reporting to Group as well as to identify completeness of the sustainability performance data and statements included within the Subject Matter – Undertaking analytical procedures of the quantitative disclosures in the Subject Matter – Reviewing data, information or explanation about the sustainability performance data and statements included within the Subject Matter – Reviewing other information within the BHP Annual Report 2023 for consistency and alignment to other quantitative and qualitative information within the Subject Matter – On a sample basis, based on our professional judgement, re-performing calculations to check accuracy of claims within the Subject Matter – On a sample basis, based on our professional judgement, agreeing qualitative and quantitative statements within the Subject Matter and underlying data to source information to assess completeness of claims, including process conversations, review of invoices, incident reports, meter calibration records, and meter data. – Checking the water balance for each operated asset inclusive of understanding the methodologies used to consider consistency with the Criteria, and reviewing meter and calibration records on a sample basis, based on our professional judgement. Additional reasonable assurance procedures we performed were based on professional judgement and included, but were not limited to: – For our reasonable assurance of Scope 1 and Scope 2 greenhouse gas emissions, on a sample basis, based on our professional judgement, agreeing underlying data to source information to assess completeness of performance data, which included invoices, meter calibration records and meter data. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our reasonable and limited assurance conclusions. Inherent limitations While we considered the effectiveness of management’s internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems. The greenhouse gas (GHG) emission quantification process is subject to scientific uncertainty, which arises because of incomplete scientific knowledge about the measurement of GHGs. Additionally, GHG procedures are subject to estimation and measurement uncertainty resulting from the measurement and calculation processes used to quantify GHG emissions within the bounds of existing scientific knowledge. Additional inherent limitations – limited assurance scope Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance. Additional inherent limitations – reasonable assurance scope While our procedures performed for our reasonable assurance engagement are of a higher level of assurance, due to the use of sampling techniques, it is not a guarantee that it will always detect material misstatements. Other matters We have not performed assurance procedures in respect of any information relating to prior reporting periods, including those presented in the Limited and Reasonable Assurance Subject Matter. Our report does not extend to any disclosures or assertions made by BHP relating to future performance plans and/or strategies disclosed in the BHP Annual Report 2023, the BHP ESG Standards and Databook 2023, and supporting disclosures online. Use of our assurance report We disclaim any assumption of responsibility for any reliance on this assurance report to any persons other than management and the directors of BHP, or for any purpose other than that for which it was prepared. Our review included web-based information that was available via web links as of the date of this statement. We provide no assurance over changes to the content of this web-based information after the date of this assurance report. Ernst & Young Melbourne, Australia 22 August 2023 Mathew Nelson Partner A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

Governance Financial Statements Additional Information BHP Annual Report 2023 71 Operating and Financial Review 7 Samarco Fundão dam failure As a result of the Fundão dam failure in November 2015, a significant volume of tailings (39.2 million cubic metres) resulting from the iron ore beneficiation process was released. Tragically, 19 people died as a result of the failure. The communities of Bento Rodrigues, Paracatu de Baixo and Gesteira were flooded and other communities and the environment downstream in the Rio Doce basin were also affected. Samarco restarted its operations at a reduced production level in December 2020. For information on Samarco’s operations refer to OFR 5.3 Our response and support for Fundação Renova BHP Brasil has been and remains fully committed to supporting the extensive ongoing remediation and compensation efforts of Fundação Renova in Brasil. The Framework Agreement entered into between Samarco, Vale and BHP Brasil and the relevant Brazilian authorities in March 2016 established Fundação Renova, a not-for-profit, private foundation that is implementing 42 remediation and compensatory programs. BHP Brasil provides support to Fundação Renova, including through representation on the foundation’s governance structures. To 30 June 2023, BHP Brasil has provided US$2.3 billion to fund Framework Agreement programs when Samarco has been unable to do so. Fundação Renova Compensation and financial assistance Fundação Renova continues to provide compensation to people impacted by the dam failure. Compensation and financial assistance of approximately R$14.4 billion (approximately US$2.9 billion)1 has been paid to support approximately 427,000 people affected by the dam failure up until 30 June 2023. This includes: – Approximately R$9.6 billion (approximately US$1.9 billion)1 has been paid to approximately 90,000 people under the court-mandated simplified indemnity system (known as the Novel system). The Novel system is designed to provide compensation for informal workers who have had difficulty proving the damages they suffered, such as cart drivers, sand miners, artisanal miners and street vendors. – Approximately 33,000 people received Emergency Financial Assistance. – Approximately 39,000 people received general damages (including loss of life, injury, property damage, business impacts, loss of income and moral damages) and more than 290,000 people have been paid a total of approximately R$305.5 million (approximately US$69 million)1 for temporary water interruption. Updates on the progress of Fundação Renova’s compensation program are available at fundacaorenova.org/en/repair-data/indemnities-andproductive- resumption. Resettlement A key priority for Renova is the resettlement of the communities of Bento Rodrigues, Paracatu and Gesteira. For Bento Rodrigues and Paracatu, this includes construction of houses and all infrastructure and public services such as roads, power, water and sewer networks, health and services centres and schools. At Gesteira, pursuant to an agreement finalised in May 2023 and ratified by the Courts, families and the public authorities have opted to receive compensation instead of building a new community. As at 30 June 2023, approximately 75 per cent of resettlement cases have been completed2, either via completion of construction or cash payment for those families who have opted for this option instead of the other resettlement solutions offered by Fundação Renova. During FY2023, families began moving into their new homes and as at 30 June 2023, there were more than 40 families living in their new homes, both in Bento Rodrigues and Paracatu, as well as other locations.3 Approximately 10 per cent of the total resettlement cases were in progress as at 30 June 2023, the majority of which are expected to be completed by the end of CY2023. The resettlements have involved ongoing engagement and consultation with a large number of stakeholders, including the affected community members, their technical advisers, state prosecutors, municipal leaders, regulators and other interested parties. New towns were designed on land chosen by the communities, to be as close as possible to the previous layout, attending to the wishes and needs of the families and communities while also meeting permitting requirements. Each family receives access to an architect to design their house within size parameters, which is then finalised and built by Renova. Mandated COVID-19 workforce restrictions and suspensions of works on-site, increases to the technical scope for resettlement of the communities and permitting delays have impacted the timeline for completion. Ongoing efforts to accelerate completions while maintaining the safety requirements continued throughout FY2023. Updates on the progress of Fundação Renova’s resettlement program are available at fundacaorenova.org/en/repair-data/ resettlement-and-infrastructure Other socio-economic programs Fundação Renova continues to implement a wide range of socio-economic programs in addition to the compensation and resettlement programs. These programs cover health and infrastructure projects in the Rio Doce basin, promotion of economic development in the impacted communities and sewage treatment facilities to improve the water quality in the Rio Doce. One of the infrastructure projects is related to the Risoleta Neves Hydroelectric Power Plant (Candonga), which was shut down after the Fundão dam failure, and restarted its operations in the state of Minas Gerais in March 2023. By June 2023, all three generating units were successfully resumed and are now interconnected to the national grid, generating 46 megawatts of energy. Environmental remediation Since December 2019, the riverbanks and floodplains have been vegetated, river margins stabilised and in general, water quality and sediment qualities have returned to historic levels. Long-term remediation work is continuing to re-establish agriculture and native vegetation. A ban on fishing activities along the coast of Espírito Santo and a precautionary conservation restriction preventing fishing for native fish species in the Rio Doce in Minas Gerais remain in place. Fundação Renova continues to support the recovery of habitats and aquatic ecology and engage with the authorities with the goal of lifting the restrictions. Updates on the progress of Fundação Renova’s environmental remediation programs are available at fundacaorenova.org/en/repair-data/ socio-environmental-repairs Legal proceedings BHP Group Limited, BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Brasil are involved in legal proceedings relating to the Fundão dam failure at Samarco. For information on the significant legal proceedings involving BHP refer to Additional information 7 1 USD amount is calculated based on actual transactional (historical) exchange rates related to Renova funding. 2 Resettlement cases completed includes completed construction (families moved in or handover to families in progress) or cash payment solution. 3 For those families who chose not to join the resettlement with their previous community and instead resettled elsewhere.

72 BHP Annual Report 2023 8 How we manage risk Risk strategy Risk classification We classify all risks to which BHP is exposed using our Group Risk Architecture. This is a tool designed to identify, analyse, monitor and report risk, which provides a platform to understand and manage risks. Similar risks are considered together in groups and categories. This gives the Board and management visibility over the aggregate exposure to risks on a Group-wide basis and supports performance monitoring and reporting against BHP’s risk appetite. Risk appetite BHP’s Risk Appetite Statements, aligned to our Group Risk Architecture, are approved by the Board and are a foundational element of our Risk Framework. They provide guidance to management on the amount and type of risk we seek to take in pursuing our objectives. Key risk indicators Key risk indicators (KRIs) are set by management to help monitor performance against our risk appetite. They also support decisionmaking by providing management with information about financial and non-financial risk exposure at a Group level. Each KRI has a target or optimal level of risk we seek to take, as well as upper and lower limits. Where either limit is exceeded, management will review potential causes to understand if BHP may be taking too little or too much risk and to identify whether further action is required. Risk culture Our risk management approach is underpinned by a risk culture that supports decision-making in accordance with BHP’s values, objectives and risk appetite. We use a common foundation across BHP to build the tools and capabilities required to enable us to understand, monitor and manage our risk culture. These include the inclusion of risk-culture assessments as part of our internal audit plan. Strategic business decisions Strategic business decisions and the pursuit of our strategic objectives can inform, create or affect risks to which BHP is exposed. These risks may represent opportunities as well as threats. Our Risk Appetite Statements and KRIs assist in determining whether a proposed course of action is within BHP’s risk appetite. Our focus when managing risks associated with strategic business decisions is to enable the pursuit of high-reward strategies. Therefore, as well as having controls designed to protect BHP from threats, we seek to implement controls to enable and/or enhance opportunities. Risk governance Three lines model BHP uses the ‘three lines model’ to define the role of different teams across the organisation in managing risk. This approach sets clear accountabilities for risk management and provides appropriate ‘checks and balances’ to support us in protecting and growing value. The first line is provided by our frontline staff, operational management and people in functional roles – anyone who makes decisions, deploys resources or contributes to an outcome is responsible for identifying and managing the associated risks. The Risk team and other second-line teams are responsible for providing expertise, support, monitoring and challenge on risk-related matters, including by defining Group-wide minimum standards. The third line, our Internal Audit team, is responsible for providing independent and objective assurance over the control environment (governance, risk management and internal controls) to the Board and Executive Leadership Team. Additional assurance may also be provided by external providers, such as our External Auditor. The Risk team and Internal Audit team were combined in August 2022 to form a Risk, Insurance and Audit sub-function, led by a Chief Risk and Audit Officer. This structure is designed to improve overall effectiveness of both teams, including through alignment of second and third line assurance activities across BHP, while maintaining the independence of our Internal Audit team through appropriate safeguards. BHP Board and Committees The Board reviews and monitors the effectiveness of the Group’s systems of financial and non-financial risk management and internal control. The broad range of skills, experience and knowledge of the Board assists in providing a diverse view on risk management. The Risk and Audit Committee (RAC) and Sustainability Committee assist the Board by reviewing and considering BHP’s material risk profile (covering operational, strategic and emerging risks) on a biannual basis. Performance against risk appetite is monitored and reported to the RAC, as well as the Sustainability Committee for HSEC matters, supporting the Board to challenge and hold management to account. For information on other Board Committee activities that support risk governance at BHP refer to Corporate Governance Statement 5 Risk management helps us to protect and create value, and is central to achieving our purpose and strategic objectives. Our Risk Framework has four pillars: risk strategy, risk governance, risk process and risk intelligence. Following the acquisition of OZ Minerals on 2 May 2023, activity is underway to integrate OZ Minerals’ operations and functions into our business. In order to maintain operational stability and safety, the OZ Minerals risk framework and associated processes and governance activities will continue to apply to OZ Minerals’ operations and functions, until they formally transition to BHP’s Risk Framework, which we anticipate will be completed by the end of CY2024.

Governance Financial Statements Additional Information BHP Annual Report 2023 73 Operating and Financial Review Risk process Our Risk Framework requires identification and management of risks (both threats and opportunities) to be embedded in business activities through the following process: – Risk identification – threats and opportunities are identified and each is assigned an owner or accountable individual. – Risk assessments – risks are assessed using appropriate and internationally recognised techniques to determine their potential impacts and likelihood, prioritise them and inform risk treatment options. – Risk treatment – controls are implemented to prevent, minimise and/or mitigate threats, and enable and/or enhance opportunities. – Monitoring and review – risks and controls are reviewed periodically and on an ad hoc basis (including where there are high-potential events or changes in the external environment) to evaluate performance. – Communication – relevant information is recorded in our enterprise risk management system to support continuous improvement and share risk intelligence across the Group. Our Risk Framework includes requirements and guidance on the tools and process to manage current and emerging risks. Current risks Current risks are risks that could impact BHP today or in the near future and comprise current operational risks (risks that have their origin inside BHP or occur as a result of our activities) and current strategic risks (risks that may enhance or impede the achievement of our strategic objectives). Current risks include material and non-material risks (as defined by our Risk Framework). The materiality of a current risk is determined by estimating the maximum foreseeable loss (MFL) if that risk was to materialise. The MFL is the estimated impact to BHP in a worstcase scenario without regard to probability and assuming all controls, including insurance and hedging contracts, are ineffective. For information on our risk factors refer to OFR 8.1 Our focus for current risks is to prevent their occurrence or minimise their impact should they occur, but we also consider how to maximise possible benefits that might be associated with strategic risks (as described in the Risk strategy section). Current material risks are required to be evaluated once a year at a minimum to determine whether our exposure to the risk is within our risk appetite. Emerging risks Emerging risks are newly developing or changing risks that are highly uncertain and difficult to quantify. They are generally driven by external influences and often cannot be prevented. BHP maintains a ‘watch list’ of emerging themes and monitors associated signals to interpret external events and trends, providing an evolving view of the changing external environment and how it might impact our business. We use the watch list and signal monitoring to support the identification and management of emerging risks, as well as to inform and test our corporate strategy. Once identified, our focus for emerging risks is on structured monitoring of the external environment, advocacy efforts to reduce the likelihood of the threats manifesting and identifying options to increase our resilience to these threats. Risk intelligence The Risk team provides the RAC, Sustainability Committee and senior management with insights on risk management across BHP. Risk reports may include trends and aggregate exposure for our most significant risks, performance against risk appetite, updates on the Risk Framework and risk management priorities, an overview of (and material changes in) BHP’s material risk profile and updates on emerging risk themes and signals. We maintain a risk insights dashboard designed to provide current, datadriven and actionable risk intelligence to our people at all levels of the business to support decision-making. This tool empowers the business to manage risks more effectively, with increased accuracy and transparency. The Board, RAC and Sustainability Committee also receive other reports to support the Board to review and monitor the effectiveness of BHP’s systems of financial and non-financial risk management. Examples of these include internal audit reports, ethics and investigations reports, compliance reports and the Chief Executive Officer’s report. For information on our risk factors refer to OFR 8.1 8.1 Risk factors Our risk factors are described below and may occur as a result of our activities globally, including in connection with our operated and non-operated assets, third parties engaged by BHP or through our value chain. These risks, individually or collectively, could threaten our strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of our people or members of the public, the environment, the communities where we or our third-party partners operate, or the interests of our partners and stakeholders, which could in each case lead to litigation, regulatory investigation or enforcement action (including class actions or actions arising from contractual, legacy or other liabilities associated with divested assets), or a loss of partner, stakeholder and/or investor confidence. References to ‘financial performance’ include our financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. BHP is also exposed to other risks that are not described in this section. Each risk factor may present opportunities as well as threats. We take certain risks for strategic reward in the pursuit of our strategy and purpose, including to grow our asset portfolio and develop the right capabilities for the future of our business. Some of the potential threats and opportunities associated with each of our risk factors are described below, along with the key controls to manage them. These controls are not exhaustive and many Group-wide controls (such as Our Code of Conduct, Risk Framework, mandatory minimum performance requirements for risk management, health, safety and other matters, dedicated non-operated joint venture teams and our Contractor Management Framework) help to support effective and efficient management of all risks in line with our risk appetite. While we implement preventative and/or mitigating controls designed to reduce the likelihood of a threat from occurring and minimise the impacts if it does, these may not always be effective.

74 BHP Annual Report 2023 8 How we manage risk continued Examples of potential opportunities – Our commitment to our communities, the environment and the safety and wellbeing of our people may increase operational resilience and partner and stakeholder confidence, enhancing our ability to attract and retain talent and access (or lower the cost of) capital. – Collaborating with industry peers and relevant organisations on minimum standards (such as the internationally recognised Flight Safety Foundation’s Basic Aviation Risk Standard, Global Industry Standard on Tailings Management, Large Open Pit Project guidelines on open-pit mining design and management, and the Cave Mining 2040 Consortium on deep mining design and management) supports improvements to wider industry management of operational risks and may also identify opportunities to improve our own practices. Key management actions – Planning, designing, constructing, operating, maintaining and monitoring surface and underground mines, water and tailings storage facilities, and other infrastructure and equipment in a manner designed to maintain structural integrity, prevent incidents and protect our people, assets, communities, the environment and other stakeholders. – Specifying minimum requirements and technical specifications, such as for transportation (including high-occupancy vehicles, fixed and rotary wing aircraft and their operators) and geotechnical (including characterisation, design, ground control and monitoring), and compliance with operating specifications, industry codes and other relevant standards, including BHP’s mandatory minimum performance requirements. – Continuing to focus on improving our management of safety risk, including the investigation and response to the two fatal incidents at WAIO and Olympic Dam, and through programs such as the Fatality Elimination and Field Leadership Programs. – Defining key governance roles, such as a dam owner (an internal BHP individual who is accountable for maintaining effective governance and integrity of each tailings storage facility) and providing training and qualifications for our people. – Inspections, technical reviews, audits and other assurance activities, such as independent dam safety reviews and geotechnical review boards. – Maintaining evacuation routes, supporting equipment, crisis and emergency response plans and business continuity plans. – Incorporating future climate projections into risks associated with operational events through ongoing assessment of physical climate-related risks. Risk factor: Operational events FY2023 insights Our acquisition of OZ Minerals has increased our operational footprint and consequently, our exposure to risks associated with operational events. For more information refer to OFR 6.1 – Safety OFR 6.12 – Climate change OFR 6.16 – Tailings storage facilities OFR 7 – Samarco More information can be found at bhp.com/sustainability Risks associated with operational events in connection with our activities globally, resulting in significant adverse impacts on our people, communities, the environment or our business. Why is this important to BHP? We engage in activities that have previously and have the potential to further cause harm to our people and assets, communities, other stakeholders and/or the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood, and damage to sites of cultural significance. An operational event at our operated or non-operated assets or through our value chain could also cause damage or disruptions to our assets and operations, impact our financial performance, result in litigation or class actions and cause long-term damage to our licence to operate and reputation. Potential physical climate-related impacts could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if we fail to respond in a way that is consistent with our corporate values, and partner and stakeholder expectations. Examples of potential threats – Air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products to exploration, operation or customer locations, which include remote and environmentally sensitive areas in Australia, South America, Asia, the United States, Canada and Sweden. – Failure of a water or tailings storage facility, such as the tragic failure of the Fundão dam at Samarco in 2015 or a failure at one of our other facilities in Australia, Chile, Peru, the United States, Canada or Brazil. – Unplanned fire events or explosions (on the surface or underground). – Geotechnical instability events (such as failure of underground excavations, which may be subject to greater risk than surface mines, unexpected large wall instabilities in our open-pit mines, or potential interaction between our mining activities and community infrastructure or natural systems), including at our mines in Australia, Chile, Peru, the United States, Canada or Brazil. – Critical infrastructure, equipment, or hazardous materials containment failures (the risk of which may increase with potential physical climaterelated impacts), other occupational or process safety events or workplace exposures. – Operational events experienced by third parties, which may also result in unavailability of shared critical infrastructure (such as railway lines or ports) or transportation routes (such as the Port Hedland channel in Western Australia). – Our operations, workforce, communities, supply chains and customers may be exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire and other extreme weather or weather-related events and patterns (such as extreme heat).

Governance Financial Statements Additional Information BHP Annual Report 2023 75 Operating and Financial Review Risk factor: Significant social or environmental impacts – Our global social value framework and projects funded through social investment may improve partner and stakeholder relations, enhance community trust and increase investor confidence and demand for our commodities. – Greater clarity, transparency and standards associated with regulatory regimes that support and protect communities and the environment may increase requirements across our sector, generating competitive advantage for companies that have already invested in social and environmental performance. – Building our reputation for sustainable and responsible operating practices (for example, through certification of our operations to thirdparty standards such as The Copper Mark, which was awarded with full accreditation to three of our copper assets in FY2023, following provisional award in FY2022) may increase demand for some of our commodities and improve our access to talent and capital. Key management actions – The Our Requirements for Community and Our Requirements for Environment and Climate Change standards provide requirements and practices that are designed to strengthen our social, human rights and environmental performance. Our Human Rights Policy Statement, Water Stewardship Position Statement, Climate Transition Action Plan 2021 and Indigenous Peoples Policy Statement set out our targets, goals, commitments and/or approach to these matters. – Engaging in regular, open and transparent dialogue with partners and stakeholders to better understand their expectations, concerns and interests, undertaking research to better understand partner and stakeholder perceptions, and taking those considerations into account in planning and execution activities. – Building social value into our decision-making process, along with financial considerations, including through our social value framework and 2030 goals. – Building partner and stakeholder trust and contributing to environmental and community resilience, including through collaborating on shared challenges (such as climate change, nature and biodiversity loss and water stewardship), enhanced external reporting of our operated assets’ potential impacts on nature and biodiversity, and maximising the value of social investments (including contributing to climate-related mitigation and adaptation initiatives and the delivery of nature-positive outcomes) through our social investment strategy. – Conducting regular research and impact assessments for operated assets to better understand the social, environmental, human rights, Indigenous peoples and economic context. This supports us to identify and analyse potential partner, stakeholder, community and human rights impacts, including modern slavery risks and emerging issues. We also complete risk-based due diligence screening on suppliers through our Ethical Supply Chain and Transparency program. – Integrating closure into our planning, decision-making and other activities through the life cycle of our operated assets, as set out in our mandatory minimum performance requirements for closure and legacy management. FY2023 insights Our exposure to risks with potentially significant social or environmental impacts increased in FY2023 due to growing external expectations to meet targets and complexity and interconnectedness of climate, environment and community risks. For more information refer to OFR 6.6 – People OFR 6.12 – Climate change OFR 6.14 – Community OFR 6.15 – Indigenous peoples OFR 6.13 – Environment More information can be found at bhp.com/sustainability Risks associated with significant impacts of our operations on and contributions to communities and environments throughout the life cycle of our assets and across our value chain. Why is this important to BHP? The long-term viability of our business is closely connected to the wellbeing of the communities and environments where we have a presence and our business is subject to increasing, complex and changing regulatory and stakeholder expectations. At any stage of the asset life cycle, our activities and operations may have or be perceived to have significant adverse impacts on communities and environments. In these circumstances, we may fail to meet the evolving expectations of our partners and stakeholders (including investors, governments, employees, suppliers, customers and Indigenous peoples and other community members) whose support is needed to realise our strategy and purpose. This could lead to loss of partner or stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation or class actions, or otherwise impact our licence to operate and adversely affect our reputation, ability to attract and retain talent, ability to access capital, operational continuity and financial performance. Examples of potential threats – Engaging in or being associated with activities (including through nonoperated joint ventures and our value chain) that have or are perceived to have individual or cumulative adverse impacts on the environment, climate change, biodiversity and land management, water access and management, supply chain or responsible sourcing requirements, human rights or Indigenous peoples’ rights or cultural heritage. – Failing to meet evolving partner or stakeholder expectations in connection with our alignment with global frameworks and societal goals, legal and regulatory obligations, acceptability of mining activities, relationships with Indigenous peoples, community wellbeing and the way we invest in communities or our approach to environment, climate change, biodiversity and land management, water access and management, supply chain or responsible sourcing requirements, human rights, Indigenous peoples’ rights or cultural heritage priorities. – Political, regulatory and judicial developments (such as legislation to enact policy positions on climate change mitigation or, adaptation, nature-related risk or human rights) could increase uncertainty in relation to our operating environment, requiring us to adjust our business plans or strategy. For example, changes to regulations may require us to modify mine plans, limit our access to reserves and resources, alter the timing or increase costs associated with the development of and production from, or closure and rehabilitation of our assets, increase sourcing costs or expose BHP to unanticipated environmental or other legacy liabilities. – Failing to identify and manage physical climate-related risks and/ or nature-related risks to communities, biodiversity and ecosystems. For example, loss of important biodiversity and/or ecosystems as a result of operational activities (e.g. unauthorised clearing of vegetation) could result in land access restrictions, a decrease in demand for our products or limit our access to new opportunities. Examples of potential opportunities – Our support for responsible stewardship of natural resources may enhance the resilience of the environments and communities where we operate to threats (including potential physical climate-related impacts and nature loss). For example, BHP has released contextbased water targets for a number of our operated assets and has completed and published a pilot case study on the application of natural capital accounting principles at a closed and rehabilitated mine site to understand how we can better incorporate naturerelated threats and opportunities into our strategic planning, risk management and capital allocation decisions. – Strong social performance, including sustainable mining and a focus on the wellbeing of communities, could generate competitive advantage in the jurisdictions where we operate.

76 BHP Annual Report 2023 8 How we manage risk continued Risk factor: Low-carbon transition Examples of potential opportunities – Our copper, nickel, iron ore, metallurgical coal and uranium provide essential building blocks for existing and new renewable and alternative power generation and electric vehicles, and can play an important part in the transition to a low-carbon economy. – Our potash fertiliser options can promote more efficient and profitable agriculture and help alleviate the increased competition for arable land, including due to implementation of nature-based solutions to help address climate change and global population growth. – Increased collaboration with customers, suppliers and original equipment manufacturers, such as BHP’s partnerships with HBIS Group, China Baowu, JFE, POSCO and Tata Steel to explore technologies to reduce GHG emissions across the steel value chain, can provide opportunities for the development of new products and markets. Key management actions – Establishing public positions on and mandatory minimum performance requirements for managing climate change threats and opportunities, which are set out in our Climate Change Report 2020, our Climate Transition Action Plan 2021 and the Our Requirements for Environment and Climate Change standard. – Using climate-related scenarios (including our 1.5°C scenario), themes and signposts (such as monitoring policy, regulatory, legal, technological, market and other societal developments) to evaluate the resilience of our portfolio, allocate capital and inform our strategy. – Considering transition risks (including carbon prices) when making capital expenditure decisions or allocating capital through our Capital Allocation Framework, supporting the prioritisation of capital and investment approval processes. – Seeking to mitigate our exposure to risks arising from policy and regulation in our operating jurisdictions and markets by reducing our operational GHG emissions and taking a product stewardship approach to GHG emissions in our value chain. – Informing investors on progress to date and plans for achieving our operational (Scope 1 and Scope 2) emission targets and goals through our Operational Decarbonisation Presentation. – Advocating for the introduction of an effective, long-term policy framework that can deliver a measured transition to a low-carbon economy. Risks associated with the transition to a low-carbon economy. Why is this important to BHP? Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. As a world-leading resources company, BHP is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including increased potential for litigation. Conversely, transition risks may also present opportunities for our diverse portfolio and through decarbonisation of our business. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy and our business. Examples of potential threats – Introduction or improvement of low-carbon technologies or changes in customer preference for products that support the transition to a low-carbon economy may decrease demand for some of our products (which may be abrupt or unanticipated), increase our costs or decrease the availability of key inputs to production. For example: – Rapid shift to alternative steelmaking technology pathways (including electric arc furnace (EAF) and direct reduced iron (DRI) steelmaking) may reduce anticipated demand for our metallurgical coal (refer to OFR 6.12) and may result in the early closure or divestment of our metallurgical coal mines. – Increased recovery and reuse rates of commodities may reduce demand for our products. – New battery technologies that use no or less nickel could enter the market and reduce demand for our nickel products. – Adverse macroeconomic changes, such as a decline in global economic activity, could be exacerbated by the transition to a low-carbon economy and reduce anticipated demand for our future-facing commodities, such as copper and nickel. – Perceptions of climate-related financial risk and/or social concerns around climate change may result in investors divesting our securities or changing their expectations or requirements for investment in our securities, cause financial institutions not to provide financing or other products (such as insurance cover) to BHP or to our suppliers or customers, afect our suppliers’ willingness to provide goods or services, and afect our customers’ wish to procure our commodities. In turn, these factors could ni crease our costs and adversely impact our ability to optimise our portfolio and pursue growth opportunities. – Perceived or actual misalignment of BHP’s climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver our climate actions, may result in damage to our reputation, reduced investor confidence, climate-related litigation (including class actions) or give rise to other adverse regulatory, legal or market responses. – Sub-optimal selection, implementation or effectiveness of technology that is intended to contribute towards the delivery of our climate targets, goals and strategies, or unavailability of that technology (including due to the failure of trials of new technology, a failure of external equipment manufacturers to deliver on schedule or competition for limited supply) could prevent, limit, delay or increase costs in achieving our plans for operational decarbonisation. – Changes in laws, regulations, policies, obligations, government actions and our ability to anticipate and respond to such changes, incul ding GHG emission targets, restrictive licensing, carbon taxes, carbon offsetting regulations, border adjustments or the addition or removal of subsidies, may give rise to adverse regulatory, legal or market responses. For example, the implementation of regulations intended to reduce GHG emissions in the steel industry in China could adversely impact demand for our metallurgical coal or iron ore. In addition, inadequate market supply of credible carbon credits or price volatility in carbon markets could increase our operating costs or result in adverse social value or compliance implications. Inconsistent regulatory regimes globally may increase the likelihood of an inadvertent failure to or inability to comply with some regulations and exacerbate the impacts of transition risks. FY2023 insights Our exposure to transition risks increased over FY2023 due to greater societal expectations for accelerated decarbonisation by companies and significant regulatory developments across the globe, including provisional agreement of the scope and implementation of the EU Carbon Border Adjustment Mechanism and the introduction of the Inflation Reduction Act in the United States, which may help to accelerate the low-carbon transition. Additionally, Australia passed legislation to apply reforms to the ‘Safeguard Mechanism’ intended to reduce Scope 1 GHG emissions at its largest industrial facilities on a trajectory consistent with achieving the national GHG emission reduction targets. These external developments present both threat and opportunity for BHP as we continue to increase our portfolio exposure to future-facing commodities, including through our acquisition of OZ Minerals. For more information refer to BHP Climate Change Report 2020 BHP Climate Transition Action Plan 2021 OFR 3 – Positioning for the future OFR 6.12 – Climate change More information can be found at bhp.com/climate

Governance Financial Statements Additional Information BHP Annual Report 2023 77 Operating and Financial Review Risk factor: Adopting technologies and maintaining digital security Examples of potential opportunities – Applying digital solutions across our operations may unlock greater productivity and safety performance. For example, using predictive analytics to enable operations to identify asset condition and efficiencies may improve safety, production and equipment availability, and reduce maintenance and other costs. – Technology solutions to reduce GHG emissions may support BHP, our suppliers and customers in achieving climate action targets and goals. For example, in March 2023, BHP announced that it would collaborate with two of China’s leading copper producers, China Copper and Daye Nonferrous, including to develop technology and innovations for copper smelting and refining, with the aim of supporting the global energy transition. – Developing and applying AI in mine planning, remote operation and advanced robotic technologies may identify or provide access to previously unknown or inaccessible deposits and development of end-to-end autonomous mining systems. – Using digital simulations and predictive trend modelling may enable us to optimise the deployment of new technologies, such as automation and electrification, support early identification of process variances and faults, and support the marketing of our products to customers. Key management actions – Our assets, functions and projects are responsible for managing localised or project-specific exposure to technology and cyber risks, including risks associated with business-critical technology systems. Enterprise-level risks that are specific to technology, such as those that pose a greater threat to our wider business and strategic opportunities, are generally managed by our global Technology team and other relevant stakeholders to support delivery of our technology strategy. – A maturing Data Strategy that is enabling our ownership and management of critical data that drives our adoption of digital technologies. – We collaborate with industry and research partners to develop technological solutions. – We employ a number of measures designed to protect against, detect and respond to cyber events or attacks, including BHP’s mandatory minimum performance requirements for technology and cybersecurity, cybersecurity performance requirements for suppliers, cybersecurity resilience programs, an enterprise security framework and cybersecurity standards, cybersecurity risk and control guidance, security awareness programs and training to build capability, security assessments and continuous monitoring, restricted physical access to hardware and crisis management plans. FY2023 insights As we continued to leverage technology and enable digital transformation in FY2023, our exposure to associated risks increased. Cybersecurity threat conditions remained elevated with multiple high-profile cyber incidents experienced by businesses. We continue to focus on strengthening management of cybersecurity risk across BHP, as well as monitoring any third-party events (including in relation to our suppliers) that might impact our business. For more information refer to OFR 2 – Why BHP Risks associated with adopting and implementing new technologies, and maintaining the effectiveness of our existing digital landscape (including cyber defences) across our value chain. Why is this important to BHP? Our business and operational processes are increasingly dependent on the effective application and adoption of technology, which we use as a lever to deliver on our current and future operational, financial and social objectives. This exposes BHP to risks originating from adopting or implementing new technologies or failing to take appropriate action to position BHP for the digital future, which may impact the capabilities we require, the effectiveness and efficiency of our operations and our ability to compete effectively. New technology adopted in our business may not perform as anticipated and may result in unintended impacts on our operations. We may also fail to maintain the effectiveness of our existing and future digital landscape, including cyber defences, exposing us to technology availability, reliability and cybersecurity risks. These could lead to operational events, commercial disruption (such as an inability to process or ship our products), corruption or loss of system data, misappropriation or loss of funds, unintended loss or disclosure of commercial or personal information, enforcement action or litigation, which could also impact the environment and partners, suppliers and stakeholders across our value chain. Additionally, an inability to adequately maintain existing technology or implement critical new technology, or any sustained disruption to our existing technology may adversely affect our licence to operate, reputation, results of operations and financial performance. Examples of potential threats – Failure to invest in appropriate technologies or to keep pace with advancements in technology that support the pursuit of our objectives may adversely impact the effectiveness or efficiency of our business and erode our competitive advantage. For example, a failure to implement appropriate technologies that support our assets to produce higher-grade commodities or less waste from existing resources could limit our ability to sell our commodities or reduce costs. – Failure to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect our ability to adopt, operate or retain access to those technologies. This includes AI and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working solutions. For example, adopting new technology to reduce GHG emissions using alternative energy sources may require new infrastructure, while effective implementation of new digital technologies (such as machine learning) may be heavily dependent on access to data. – Failure to adopt or successfully integrate new technology or technology enhancements may result in impacts to our business and operations. This could lead to operational stoppage events, commercial disruption (such as an inability to pay or accept payment), inability to disclose accurately or an inability to adequately maintain existing technology. – Failure or outage of our information or operational technology systems. – Cyber events or attacks on our information or operational technology systems, including on third-party partners and suppliers (such as our cloud service providers). For example, a cyber attack could result in a failure of business-critical technology systems at one or more of our assets, which may reduce operational productivity and/or adversely impact safety.

78 BHP Annual Report 2023 8 How we manage risk continued Risk factor: Ethical misconduct Key management actions – Setting the ‘tone from the top’ through Our Charter, which is central to our business and describes our purpose, values and how we measure success. – Implementing internal policies, standards, systems and processes for governance and compliance to support an appropriate culture and prioritise respectful behaviours at BHP, including: – Our Code of Conduct and BHP’s mandatory minimum performance requirements for business conduct, market disclosure and other matters – training on Our Code of Conduct and in relation to anti-corruption, market conduct and competition – ring fencing protocols to separate potentially competing businesses within BHP – governance and compliance processes, including classification of sensitive transactions, as well as accounting, procurement and other internal controls, and tailored monitoring of control effectiveness – oversight and engagement with high-risk areas by our Ethics and Investigations, Compliance and Internal Audit teams, and the Risk and Audit Committee – review and endorsement by our Compliance team of the highestrisk transactions, such as gifts and hospitality, engagement of third parties, community donations and sponsorships above defined thresholds – automated counterparty and transaction screening against lists of entities subject to trade sanctions – our EthicsPoint anonymous reporting service and complaints mechanism, supported by an ethics and investigations framework and central investigations team – campaigns and sessions held globally by our leaders to set expectations around racism, sexual harassment and other disrespectful behaviours, including our ‘Active Bystander’ training in FY2023 that is designed to empower everyone across BHP to call out disrespectful and harmful behaviours – Continuing to enforce Our Code of Conduct via appropriate investigations and responses, including disciplinary action, in addition to deployment of appropriate safety controls to prevent harm. – Requiring anti-corruption and human rights risks to be considered as part of our new country entry approval process. FY2023 insights Our exposure to ethical misconduct risks increased in FY2023, including due to the acquisition of OZ Minerals and its operations in South America. Implementation of anti-corruption controls, including in-person anti-corruption training and due diligence on new and existing vendors is a key focus area for our Compliance and Integration teams. With BHP’s continued focus on portfolio growth, there is a potential for further increases in exposure in higher-risk jurisdictions. Controls to manage these risks are informed by new country entry and counter party due diligence. For more information refer to Our Charter and Our Code of Conduct OFR 6.7 – Sexual harassment OFR 6.9 – Ethics and business conduct Corporate Governance Statement Risks associated with actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings, resulting in significant reputational impacts. Why is this important to BHP? Actual or alleged conduct of BHP or our people or third-party suppliers that deviates from the standard of ethical behaviour expected of us could result in reputational damage or a breach of law or regulations. Such conduct includes fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings. A failure to act ethically or legally may result in negative publicity, investigations, public inquiries, regulatory enforcement action, litigation or other civil or criminal proceedings, or increased regulation. It could also threaten the validity of our tenements or permits, or adversely impact our reputation, results of operations, financial performance or share price. Impacts may be amplified if our senior leaders fail to uphold BHP’s values or address actual or alleged misconduct in a way that is consistent with societal, partner and stakeholder expectations. Our workplace culture may also be eroded, adversely affecting our ability to attract and retain talent. Risks and impacts are also heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where we operate and potentially conflicting obligations under different national laws. Examples of potential threats – Failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations, such as external misstatements, inaccurate financial or operational reporting or a breach of our continuous disclosure obligations. – Corruption (for example, in connection with the acquisition of earlystage options in a country with weaker governance standards), market misconduct or anti-competitive behaviour, including in relation to our joint venture operations. – Failing to comply with trade or financial sanctions (which are complex and subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land right or tax or royalty obligations. – Failing to protect our people from harm (including to mental and physical health) due to misconduct that takes place in connection with their work, such as discrimination or sexual harassment. Examples of potential opportunities – Our capability to manage ethical misconduct risks may expand portfolio growth options by providing greater assurance that we can operate legally and ethically in high-risk jurisdictions. – Managing ethical misconduct risks in line with societal, partner and stakeholder expectations may distinguish BHP from competitors and enhance our ability to raise capital, attract and retain talent, engage with governments and communities in new jurisdictions, obtain permits, partner with external organisations or suppliers, or market our products to customers. – Playing a leading role in the management of ethical misconduct risks, such as sexual harassment risks, may help BHP to increase ethical and behavioural standards across the resources industry.

Governance Financial Statements Additional Information BHP Annual Report 2023 79 Operating and Financial Review Risk factor: Optimising growth and portfolio returns Examples of potential opportunities – Acquisition of new resources or acceleration of organic growth options in future-facing commodities may strengthen and diversify our portfolio and protect and grow value over the long term. – Ability to predict long-term commodity demand, supply and price trends may lead to BHP being able to identify and acquire new future-facing commodities and assets ahead of our competitors or exit from declining commodities in a timely manner, strengthening our portfolio and leading to long-term, higher portfolio returns. – BHP may be perceived as a welcome and valued or preferred partner for the development of new resource opportunities, enabling us to secure new assets or exploration opportunities to create long-term optionality in the portfolio. Key management actions – Strategies, processes and frameworks to grow and protect our portfolio and to assist in delivering ongoing returns to shareholders include: – our Capital Allocation Framework, corporate planning processes and investment approval processes – our annual reviews (including resilience testing) of portfolio valuations – our exploration, ventures (such as BHP Ventures), accelerators (such as BHP Xplor) and business development programs, which focus on replenishing our resource base and enhancing our portfolio (including creating and securing more options in future-facing commodities) – our long-term strategic outlook and ongoing strategic processes to assess our competitive advantage and enable the identification of threats to or opportunities for our portfolio through forecasting and scenario modelling – monitoring signals to interpret external events and trends, and designing commodity strategies and price protocols that are reviewed by management and the Board – our balance sheet and liquidity framework, which is designed to maintain a robust balance sheet with sufficient liquidity and access to diverse sources of funding, to enable us to be ready to pursue growth opportunities as and when they arise – Ongoing implementation of BHP’s strategy including, for example, through the OZ Minerals acquisition (refer to FY2023 insights for further details), BHP Ventures investments and further investments in early-stage options in future-facing commodities. – Pursuing a considered approach to new country entry, including further building our capability to operate in higher-risk jurisdictions, in order to support portfolio opportunities. – Further developing BHP’s social value proposition to position BHP as a preferred partner for the development of resource opportunities in line with the expectations of local communities, host governments and other global stakeholders. FY2023 insights Our exposure to risks associated with optimising growth and portfolio returns remained stable in FY2023 as a result of the execution of key management actions in the context of continued volatility and uncertainty across global economies, fiscal regimes and industrial relations, and societal expectations. In FY2023, we completed our acquisition of OZ Minerals to increase portfolio exposure to future-facing commodities and provide us with the opportunity to realise synergies and add to our pipeline of growth options. We also announced the proposed sale of the Daunia and Blackwater mines in Queensland as we continue to optimise and consolidate our portfolio. For more information refer to OFR 3 – Positioning for the future OFR 9 – Performance by commodity Financial Statements note 23 ‘Financial risk management’ Risks associated with our ability to position our asset portfolio to generate returns and value for shareholders, including through acquisitions, mergers and divestments. Why is this important to BHP? We make decisions and take actions in pursuit of our strategy to optimise our asset portfolio and to secure and create growth options in future-facing commodities (such as copper, nickel and potash). These may include, for example, active portfolio changes (such as our acquisition of OZ Minerals and the proposed sale of the Daunia and Blackwater mines in Queensland) supporting innovative early-stage mineral exploration companies through BHP Xplor, and maturing and developing organic growth options across our existing portfolio. A strategy that does not support BHP’s objectives and/or ill-timed execution of our strategy, or other circumstances, may lead to a loss of value that impacts our ability to deliver returns to shareholders and fund our investment and growth opportunities. It may also result in our asset portfolio being less resilient to climate-related risks or movements in commodity prices or inflationary pressures and other macroeconomic factors. In the short term, adverse movements in commodity prices may reduce our cash flow, ability to access capital and our dividends. A failure to optimise our asset portfolio for structural movements in commodity prices (including those arising from climate-related risks) over the long term may result in asset impairments and could adversely affect the results of our operations, financial performance and returns to investors. Examples of potential threats – Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply and demand (including inventory levels), technological change, product substitution, tariffs, interest rate movements and exchange rate fluctuations. Our usual policy and practice is to sell our products at prevailing market prices and, as such, movements in commodity prices may affect our financial performance. Long-term price volatility, sustained low prices or increases in costs may adversely impact our financial performance as we do not generally have the ability to offset costs through price increases. – Failure to optimise our portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing assets (including due to sub-optimal capital prioritisation) may adversely impact our performance and/or returns to investors. – Failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities, may result in decreased return on capital spend for or overpayment to acquire or invest in new assets or projects, stranded assets or reduced divestment proceeds. – Failure to achieve expected commercial objectives from assets or investments, such as cost savings, increased revenues or improved operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), may result in returns that are lower than anticipated and loss of value. This could be exacerbated by impacts from factors such as climate-related risks, supply chain disruptions (for example, disruption in the energy sector impacting our end-user markets), labour shortages, inflationary pressures and unfavourable exchange rates, creating operational headwinds and challenging on-time and on-budget project delivery. – Renegotiation or nullification of permits, inability to secure new permits or approvals, increased royalties, such as the increase in coal royalties in Queensland and the mining royalty law in Chile, expropriation or nationalisation of our assets, or other legal, regulatory, political, judicial or fiscal or monetary policy instability or changes may increase our costs or adversely impact our ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate our assets, enter new jurisdictions, or otherwise optimise our portfolio. – Inability to predict long-term trends in the supply, demand and price of commodities and optimise our asset portfolio accordingly may restrict our ability to generate long-term returns from the portfolio. For example, slowing economic growth in China, political and trade tensions, market volatility or the global transition to a low-carbon economy may result in lower demand and prices for some of our products, which may in turn adversely impact our portfolio returns.

80 BHP Annual Report 2023 8 How we manage risk continued Key management actions – Monitoring and assessing our ability to access key markets, and maintaining sales plans, product placement and business resilience strategies and relationships with relevant partners and stakeholders. – Maintaining response plans for various scenarios (including physical disruptions of logistics) to mitigate disruptions to our ability to access key markets. – Monitoring geopolitical and macroeconomic developments and trends, including through signal monitoring and our enterprise-level watch list of emerging themes, to provide an early indication of events that could impact our ability to access or offer opportunities in relation to key markets. – Identifying weather and/or climate-related vulnerabilities and implementing controls to mitigate disruptions to our ability to physically access key markets. – Diversifying our asset and commodity portfolio, such as our ongoing investment in potash through the Jansen Potash Project, to reduce exposure to market concentration risks. Risk factor: Accessing key markets FY2023 insights Exposure to risks associated with our access to key markets increased in FY2023 due to changes in our external environment over which we have limited influence. The continuing Ukraine conflict, rising geopolitical tensions among major economies, increasing resource and economic nationalism as well as increased volatility and uncertainty in the international trading, business and financial environment, could cause disruption of global supply chains and affect macroeconomic conditions and our ability to sell to particular customers or markets. Risks associated with market concentration and our ability to sell and deliver products into existing and future key markets, impacting our economic efficiency. Why is this important to BHP? We rely on the sale and delivery of the commodities we produce to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to our operations in or the sale or delivery of our commodities to key markets. These disruptions could affect sales volumes or prices obtained for our products, adversely impacting our financial performance, results of operations and growth prospects. Examples of potential threats – Government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where we operate or into which we sell or deliver our products may prevent BHP from selling or make it more difficult for BHP to sell in key markets. – Physical disruptions to the delivery of our products to customers in key markets, including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail) or military conflict. In some cases, physical disruptions may be driven or intensified by weather and climate variability, including as potentially exacerbated or affected by climate change. – Legal or regulatory changes (such as royalties or taxes; governmentmandated price caps, port, export or import restrictions or customs requirements, shipping/maritime regulatory changes; restrictions on movements or imposition of quarantines; or changing environmental restrictions or regulations, including measures with respect to carbonintensive industries or imports) and commercial changes (such as changes to the standards, preferences and requirements of customers) may adversely impact our ability to sell, deliver or realise full market value for our products. – Failure to maintain strong relationships with customers or changes to customer demands for our products may reduce our market share or adversely impact our financial performance. – Increasing geopolitical tensions may adversely affect our strategic and business planning decisions and/or increase the time it takes us to manage our access to key markets, particularly if we fail to detect or anticipate deviations in the geopolitical environment in a timely manner. Examples of potential opportunities – Monitoring macroeconomic, societal, geopolitical and policy developments and trends may reveal new markets or commodities, identify opportunities to strengthen secondary markets for existing products or identify a potential competitive advantage or price premium for existing products. – Developing strategic partnerships and strong, mutually beneficial relationships with our customers may enable us to create value. – Building a deep understanding of geopolitical threats and opportunities and their potential impacts on global trade flows and our business could enhance our strategy, business planning and response, providing a potential future competitive advantage. – Identifying the potential for weather and climate variability, including as potentially exacerbated or affected by climate change, to disrupt delivery of products, and implementing management measures, may increase the resilience of our operations and value chain. – Monitoring signals and building relationships with and understanding the perspectives of influential partners and stakeholders may improve our ability to understand and provide input to policy development, and respond to and manage any impacts from policy changes (such as trade policies).

Governance Financial Statements Additional Information BHP Annual Report 2023 81 Operating and Financial Review Risk factor: Inadequate business resilience Key management actions – Implementing Group-wide controls to enhance business resilience, including BHP’s mandatory minimum performance requirements for security, crisis and emergency management and business continuity plans, and seeking to maintain an investment grade credit rating. – Monitoring our current state of readiness (preparedness, redundancy and resilience), including through scenario analysis and business resilience exercises, supporting organisational capability in our operations, functions and senior management to effectively and efficiently respond to and recover from adverse events should they materialise. – Monitoring the external environment, including political and economic factors, through signal monitoring, our geopolitical monitoring and public policy frameworks and our enterprise-level watch list of emerging themes, to support early identification of policy changes or adverse events for which we may need to increase preparedness. – Identifying security threats that could directly or indirectly impact our operations and people in countries of interest to BHP. – Implementing our Adaptation Strategy with respect to physical climate-related risks, including requiring operated assets and functions to identify and progressively assess physical climate-related risks (including to our value chain) and seeking to build climate change adaptation into their plans, activities and investments. – Maintaining quality, centralised climate data covering each of our operating locations so that our people have access to appropriate data to support climate studies that can be used to inform investment decisions around enhancing our operational resilience. FY2023 insights Our exposure to risks associated with inadequate business resilience increased in FY2023. According to the United Nations Framework Convention on Climate Change Secretariat’s NDC Synthesis Report (released in September 2022), the world is not currently on track to keep global average temperature increases below 2°C, and thus our exposure to climate-related risks continued to grow. Our acquisition of OZ Minerals has increased our operational footprint, and consequently, our exposure to physical climate-related risks. Significant natural disasters and prolonged weather events continue to be experienced across the globe, which may affect production at our assets. For more information refer to BHP Climate Change Report 2020 BHP Climate Transition Action Plan 2021 OFR 6.12 – Climate change OFR 6.13 – Environment OFR 6.10 – Security services bhp.com/sustainability Risks associated with unanticipated or unforeseeable adverse events and a failure of planning and preparedness to respond to, manage and recover from adverse events (including potential physical climate-related impacts). Why is this important to BHP? In addition to the threats described in our other risk factors, our business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm our people, disrupt our operations or value chain, or damage our assets or corporate offices, including our non-operated assets in which BHP has a non-controlling interest. A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit our (or our third-party partners’) ability to respond and recover in an effective and efficient manner. This includes a failure to build resilience to physical climate-related risks. Material adverse impacts on our business include reduced ability to access resources, markets and the operational or other inputs required by our business, reduced production or sales of, or demand for, our commodities, or increased regulation, which could adversely impact our financial performance, share price or reputation and could lead to litigation (including class actions). Examples of potential threats – Geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where we operate or have interests. – Extreme weather and climate-related events, such as heatwaves, extreme precipitation and flooding, hurricanes, cyclones and fires. For example, significant wet weather in Australia contributed to a fall in production volumes in the December 2022 half year for iron ore, metallurgical coal and energy coal. – Other natural events, including earthquakes, tsunamis, solar flares and pandemics. – Potential physical climate-related impacts, such as acute risks that are event driven (including increased frequency and severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Hazards may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and flooding. – Failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency), such as construction of large projects or supply of key inputs to our business (for example, consumables for our mining equipment). – Failure of our risk management or other processes (including controls) to prepare for or manage any of the risks discussed in this Risk factors section may inhibit our (or our third-party partners’) ability to manage any resulting adverse events and may disrupt our operations or adversely impact our financial performance or reputation. Examples of potential opportunities – Risk identification and management supports proactive, focused and prioritised deployment of resources to reduce exposure to adverse events. It may be used to inform priorities and strategies across BHP, supporting a proportionate and cost-effective response, which could provide a competitive advantage at a regional or global level. – Building wider organisational resilience may enable us to maintain dividends to shareholders amid adverse external events and make growth-generating, counter-cyclical investments, as well as to help us mitigate the impacts of unforeseeable adverse events. – Adaptation to climate change across our operations and in our value chain could enhance the safety, productivity and climate resilience of our operated assets, position BHP as a supplier of choice and enhance our ability to consistently grow value. Support for climatevulnerable communities and ecosystems may also improve our social value proposition.

9 Performance by commodity

Management believes the following information presented by commodity provides a meaningful indication of the underlying financial and operating performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For more information as to the statutory determination of our reportable segments, refer to Financial Statements note 1 'Segment reporting'.

Unit costs is one of our non-IFRS financial measures used to monitor the performance of our individual assets and is included in the analysis of each reportable segment. For the definition and method of calculation of our non-IFRS financial measures, including Underlying EBITDA and Unit costs, refer to OFR 10.

9.1 Copper

Detailed below is financial and operating information for our Copper assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	16,027	16,849
Underlying EBITDA	6,653	8,565
Net operating assets	34,542	27,420
Capital expenditure	2,698	2,528
Underlying ROCE	12%	16%
Total copper production (kt)	1,717	1,574
Average realised prices		
Copper (US$/lb)	3.65	4.16

Key drivers of Copper's financial results

Price overview

Copper prices were volatile over the second half of FY2023, with two-way fluctuations based on expectations of China's recovery, and mounting demand risks in the OECD, with indicators of manufacturing weakness widespread. Historically extremely low global copper inventories and the sector's ongoing operational performance challenges have helped prices hold up relatively well – though our realised price was 12 per cent lower compared to FY2022.

In the near term, we expect demand to be met by a combination of rising primary and scrap supply. A small surplus or a balanced market is the most likely outcome for the current year, with operational disruptions being a key swing factor.

In the medium and longer term, traditional demand (such as home building, electrical equipment and household appliances) is expected to remain solid while the decarbonisation mega-trend is expected to bolster demand. In terms of meeting that demand, we anticipate that the cost curve is likely to steepen as challenges to the development of new resources (such as societal expectations, decarbonisation and water challenges) progressively increase. We anticipate that the industry is likely to enter the final third of this decade with a low inventory buffer and therefore elevated prices may endure throughout this period.

Production

Total Copper production for FY2023 increased by 9 per cent to 1,717 kt.

Escondida copper production increased by 5 per cent to 1,055 kt primarily due to higher concentrator feed grade of 0.82 per cent, compared to 0.78 per cent in FY2022. The positive impact of the higher grade was partially offset by the impact of road blockades across Chile in the December 2022 quarter, which reduced availability of some key mine supplies.

Pampa Norte copper production increased by 3 per cent to 289 kt including a record 240 kt at Spence and 49 kt at Cerro Colorado. This was largely a result of higher concentrator throughput at the Spence Growth Option (SGO), partially offset by lower production at Cerro Colorado as it transitions towards closure.

Following the completion of the acquisition of OZ Minerals Ltd (OZL), we are establishing the Copper South Australia province. Production from Copper South Australia was 232 kt, comprised of full-year production from Olympic Dam of 212 kt and two months of production from Prominent Hill and Carrapateena of 8 kt and 12 kt, respectively. Olympic Dam delivered record BHP copper production as a result of continued strong concentrator and smelter performance following the major smelter maintenance campaign (SCM21) in the prior period. Record annual gold and silver production was also achieved following the implementation of debottlenecking initiatives in the prior period, 27 per cent higher than the previous gold production record.

Antamina copper production decreased by 8 per cent to 138 kt, reflecting the expected lower copper feed grades, partially offset by higher throughput. Zinc production was 1 per cent higher at 125 kt, reflecting higher throughput.

Following the acquisition of OZL, Carajás produced 1.6 kt of copper and 1.2 troy koz of gold.

Financial results

Copper revenue decreased by US$0.8 billion to US$16.0 billion in FY2023 due to lower average realised copper prices partially offset by higher sales volumes.

Underlying EBITDA for Copper decreased by US$1.9 billion to US$6.7 billion. Price impacts, net of price-linked costs, decreased Underlying EBITDA by US$1.6 billion. Higher sales volumes increased Underlying EBITDA by US$1.4 billion due to record production at Olympic Dam in FY2023 following the planned major smelter maintenance campaign (SCM21) in the prior period, higher feed grade at Escondida and higher throughput at SGO.

Controllable cash costs increased by US$766 million, primarily due to planned unfavourable inventory movements to ensure consistent feed to SGO at Spence and drawdown of inventory built during SCM21 in the prior period at Olympic Dam.

Inflation negatively impacted Underlying EBITDA by US$701 million. Equity accounted investment profits attributable to Antamina decreased by US$269 million due to lower realised copper prices.

Escondida unit costs increased by 17 per cent to US$1.40 per pound at realised exchange rates, primarily driven by inflationary cost pressures including higher contractor costs.

Spence unit costs increased by 24 per cent to US$2.11 per pound at realised exchange rates, primarily driven by inflationary cost pressures and planned unfavourable inventory movements to ensure consistent feed to SGO.

Outlook

Total Copper production of between 1,720 and 1,910 kt is expected in FY2024.

Escondida production of between 1,080 and 1,180 kt is expected in FY2024, reflecting both an expected increase in concentrator feed grade and concentrator throughput compared to FY2023.

Spence production of between 210 and 250 kt is expected in FY2024, with planned higher concentrator grade and concentrator throughput but lower stacking grade for cathodes. Cerro Colorado continues to transition towards planned closure by December 2023, with production for the six months until closure expected to be approximately 9 kt.

Copper South Australia production of between 310 and 340 kt is expected in FY2024 and will include the transfer of small volumes of copper concentrate from Prominent Hill to Olympic Dam for processing.

Antamina copper production of 120 to 140 kt and zinc production of between 85 and 105 kt is expected in FY2024.

Escondida unit costs in FY2024 are expected to be between US$1.40 and US$1.70 per pound (at an exchange rate of USD/CLP 810).

Spence unit costs in FY2024 are expected to be between US$2.00 and US$2.30 per pound (at an exchange rate of USD/CLP 810).

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9.2 Iron Ore

Detailed below is financial and operating information for our Iron Ore assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	**24,812**	30,767
Underlying EBITDA	**16,692**	21,707
Net operating assets	**16,643**	16,823
Capital expenditure	**1,966**	1,848
Underlying ROCE	**67%**	91%
Total iron ore production (Mt)	**257**	253
Average realised prices		
Iron ore (US$/wmt, FOB)	**92.54**	113.10

Key drivers of Iron Ore's financial results

Price overview

In the iron ore market, conditions were better in the second half of FY2023 than in the first half, but there are two key uncertainties for the coming six months. The first is how effectively China's stimulus policy is implemented, especially with regards to real estate. The second revolves around the breadth, timing and severity of any mandated steel production cuts. Our estimate of real-time cost support sits in the US$80-US$100/t range on a 62 per cent CFR (cost and freight) basis. That is unchanged from our previous reporting period.

In the medium term, China's demand for iron ore is expected to be lower than it is today as it moves beyond its crude steel production plateau and the scrap-to-steel ratio rises, though we expect demand for our products from elsewhere in developing Asia will offset this to a degree.

Production

Total Iron Ore production increased by 1 per cent to 257 Mt.

WAIO achieved record production of 253 Mt (285 Mt on a 100 per cent basis), reflecting continued strong supply chain performance, including improved rail performance and increased car dumper utilisation. This was partially offset by the temporary suspension of operations following the fatality in February, unfavourable weather impacts from Tropical Cyclone Ilsa in the June 2023 quarter and the ongoing planned tie-in of Port Debottlenecking Project 1 (PDP1), which remains on track to be completed in CY2024.

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100 per cent basis) by the end of FY2024. Current year performance has contributed to record annual production at the Mining Area C hub and record WAIO lump sales. Additionally, the deployment of autonomous haul trucks at South Flank was completed in May 2023.

Samarco production increased by 11 per cent to 4.5 Mt (BHP share), as a result of higher concentrator throughput.

Financial results

Total Iron Ore revenue decreased by US$6.0 billion to US$24.8 billion in FY2023, reflecting lower average realised prices and lower sales volumes as a result of building inventory in China for portside sales.

Underlying EBITDA for Iron Ore decreased by US$5.0 billion to US$16.7 billion primarily due to lower average realised prices, net of price linked costs, of US$5.0 billion. Other items such as inflation and higher fuel and energy costs, particularly higher diesel prices and increased labour and contractor costs, were partially offset by favourable foreign exchange rate impacts.

WAIO unit costs increased by 6 per cent to US$17.79 per tonne at realised exchange rates predominantly due to inflationary cost pressures, net drawdown of inventory to support the supply chain and spend associated with the ramp up of South Flank, partially offset by favourable exchange rate movements.

Outlook

WAIO production is expected to increase to between 250 and 260 Mt (282 and 294 Mt on a 100 per cent basis) in FY2024.

WAIO unit costs in FY2024 are expected to be between US$17.40 and US$18.90 per tonne (based on an exchange rate of AUD/USD 0.67).

Samarco production is expected to be between 4 and 4.5 Mt (BHP share) in FY2024.

9.3 Coal

Detailed below is financial and operating information for our Coal assets comparing FY2023 to FY2022.

Year ended 30 June US$M	2023	2022
Revenue	**10,958**	15,549
Underlying EBITDA	**4,998**	9,504
Net operating assets	**7,266**	7,650
Capital expenditure	**657**	621
Underlying ROCE	**47%**	91%
Total metallurgical coal production (Mt)[1]	**29**	37
Total energy coal production (Mt)[2]	**14**	18
Average realised prices		
Metallurgical coal (US$/t)	**271.05**	347.10
Hard coking coal (HCC) (US$/t)	**273.59**	366.82
Weak coking coal (WCC) (US$/t)	**251.13**	296.51
Thermal coal (US$/t)	**236.51**	216.78

1 BHP divested its 80 per cent interest in BMC in May 2022, which included 7.9Mt of metallurgical coal production.
2 BHP divested its 33.3 per cent interest in Cerrejón on 11 January 2022, which included 4.2 Mt of energy coal production.

Key drivers of Coal's financial results

Price overview

Metallurgical coal
Metallurgical coal prices moved lower in FY2023 as the global energy shock receded, steel production in OECD importing regions declined, and supply conditions improved across multiple jurisdictions. Against this backdrop the re-opening of the Chinese import market for Australian coals has had little discernible impact on trade flows or pricing.

As has been the case in other commodities, India has been a bright spot in metallurgical coal, with imports expected to grow around 4.5 per cent in CY2023, against a two per cent decline for the remainder of the seaborne trade.

In the near term, we expect a modest improvement in seaborne demand from OECD importing regions as they see a gradual pickup in their steel industries, while India is expected to continue with its current momentum. The availability of landborne imports, and the operational performance of Chinese domestic mines, are key uncertainties for assessing what China's call on the seaborne trade might be in CY2024.

Over the longer term, we believe that higher quality metallurgical coals (such as those produced by our BMA assets) will continue to be required in blast furnace steel making for decades, driven by the growth of the steel industry in hard coking coal importing countries such as India. In particular, such higher quality hard coking coals are expected to be valued for their role in reducing the greenhouse gas emissions intensity of blast furnaces. And with the major seaborne supply region of Queensland having become less conducive to long-life capital investment as a result of changes to the royalty regime, the scarcity value of higher quality hard coking coals may well increase over time.

Production

Metallurgical coal
BMA production of 29 Mt (58 Mt on a 100 per cent basis) was in line with the prior period. The significant wet weather experienced in the first three quarters was offset by strong underlying operational performance, in particular continued improvement in truck productivity at Goonyella and Daunia following the completion of their transitions to autonomous fleet. Production for the period was further supported by a drawdown of raw coal inventory and improved labour availability compared to the prior period.

BHP | Annual Report 2023 | 83

9 Performance by commodity continued

Energy coal

NSWEC production increased by 3 per cent to 14.2 Mt driven by an improvement in weather conditions in the second half of the year and an uplift in truck productivity compared to the prior period. Additional deployed capacity into the new mining area also resulted in an uplift in prime stripping volumes.

Financial results

Coal revenue decreased by US$4.6 billion to US$11.0 billion in FY2023 mainly due to lower average realised prices and divestment of BMC in the prior period.

Underlying EBITDA for Coal decreased by US$4.5 billion to US$5.0 billion. Price impacts decreased Underlying EBITDA by US$2.1 billion, while price-linked costs increased by US$0.5 billion, despite the lower price environment, as a result of the new Queensland Government royalty regime. The divestment of BMC in FY2022 reduced EBITDA in FY2023 by US$1.4 billion.

Lower volumes of US$0.2 billion were due to the timing of shipments while controllable cash costs increased by US$0.2 billion primarily due to increased maintenance activity, increased labour costs and inventory drawdowns due to significant wet weather. Other items such as inflation and fuel and energy costs reduced Underlying EBITDA by US$0.4 billion. This was partially offset by favourable foreign exchange rate impacts of US$0.3 billion.

BMA unit costs increased by 8 per cent to US$96 per tonne primarily due to inflationary cost pressures, higher maintenance activity and the drawdown of mine inventories, which were partially offset by favourable exchange rate movements.

NSWEC unit costs increased by 16 per cent to US$82 per tonne due to inflationary cost pressures and higher port toll charges at the NCIG coal export terminal, partially offset by favourable exchange rate movements.

Outlook

BMA coal production for FY2024 is expected to be between 28 and 31 Mt (56 and 62 Mt on a 100 per cent basis).

During FY2024, the Group plans to rebuild BMA's mine inventories which have been drawn down over the past three years to balance the supply chain and maximise value amidst the significant weather disruptions.

We are progressing with the sale of the Blackwater and Daunia mines for value.

Given the negative impact on investment economics of the Queensland Government's decision to raise coal royalty rates and the increase in sovereign risk as a result of this decision, we will not be investing in any further growth in Queensland, however we will sustain and optimise our existing operations.

BMA unit costs in FY2024 are expected to be between US$95 and US$105 per tonne (based on an exchange rate of AUD/USD 0.67).

NSWEC production for FY2024 is expected to be between 13 and 15 Mt.

9.4 Other assets

Detailed below is an analysis of Other assets' financial and operating performance comparing FY2023 to FY2022.

Nickel West

Key drivers of Nickel West's financial results

Price overview

The nickel industry moved into further surplus over the course of FY2023 as Indonesian supply continued to grow apace at a time of slowing economic growth. Battery demand is anticipated to record healthy growth across CY2023, but a de-stocking episode across the EV value chain early in the year made its presence felt across all the battery raw materials.

Relatively tight fundamentals in Class-I exchange traded metal have continued to co-exist with considerable over-supply of intermediates and Class-II products.

Longer term, we believe nickel will be a core beneficiary of the electrification mega-trend and that nickel sulphides will be particularly attractive.

Production

Nickel West production increased by 4 per cent to 80 kt due to an increased proportion of concentrate and matte products and inventory drawdowns. This was partially offset by the slower than planned ramp up of the refinery following planned maintenance in the December 2022 quarter and a heavy rain event at the Mt Keith operations in early April 2023 impacting mine progression.

During the year, Nickel West experienced ongoing issues with the quality and volume of ore deliveries from Mincor Resources containing high levels of arsenic, and in March 2023 advised that it would no longer accept off-specification product. In the second half, Nickel West purchased more third-party products compared to the first half, including higher cost third-party concentrate to offset the impact of the ore supply issues.

Financial results

Revenue increased by US$0.1 billion to US$2.0 billion in FY2023 reflecting higher realised prices for nickel metal due to the sales mix offset by lower realised prices for intermediate products.

Nickel West's Underlying EBITDA decreased from US$0.4 billion in FY2022 to US$0.2 billion in FY2023. Controllable cash costs increased by US$0.2 billion driven by inventory drawdowns to mitigate disruption caused by the heavy rain event at Mt Keith, unplanned outages and third-party ore delivery issues. Other items such as inflation and fuel and energy costs reduced Underlying EBITDA by US$0.2 billion. This was partially offset by higher volumes of US$0.1 billion and favourable foreign exchange rate impacts of US$0.1 billion.

Outlook

Production is expected to be between 77 and 87 kt in FY2024, weighted to the second half of the year due to planned refinery maintenance in the first half.

The West Musgrave nickel project in Western Australia is in early stages of execution following the final investment decision by OZL in September 2022 (prior to the acquisition by BHP).

Potash

Potash recorded an Underlying EBITDA loss of US$205 million in FY2023, compared to a loss of US$147 million in FY2022.

Our major potash project under development at Jansen is tracking to plan with first production still targeted for the end of CY2026, compared to the initial target of CY2027. During FY2024, we intend to transition from civil works into steel and equipment installation on the surface and underground, as well as continuing with equipment procurement. Port construction is also expected to continue. The feasibility study for Jansen Stage 2 continues to progress and is on track to be completed during FY2024.

9.5 Impact of changes to commodity prices

The prices we obtain for our products are a key driver of value for BHP. Fluctuations in these commodity prices affect our results, including cash flows and asset values. The estimated impact of changes in commodity prices in FY2023 on our key financial measures is set out below.

	Impact on profit after taxation (US$M)	Impact on Underlying EBITDA (US$M)
US¢1/lb on copper price	24	34
US$1/t on iron ore price	159	227
US$1/t on metallurgical coal price	12	17
US$1/t on energy coal price	9	13
US¢1/lb on nickel price	1	1

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10 Non-IFRS financial information

We use various non-IFRS financial information to reflect our underlying financial performance.

Non-IFRS financial information is not defined or specified under the requirements of IFRS, but is derived from the Group's Consolidated Financial Statements prepared in accordance with IFRS. The non-IFRS financial information and the below reconciliations included in this document are unaudited. The non-IFRS financial information presented is consistent with how management review financial performance of the Group with the Board and the investment community.

Sections 10.1 and 10.2 outline why we believe non-IFRS financial information is useful and the calculation methodology. We believe non-IFRS financial information provides useful information, however should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company's profitability, liquidity or financial position.

The following tables provide reconciliations between non-IFRS financial information and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods, some of our non-IFRS financial information adjusts the relevant IFRS measures for exceptional items.

For more information on exceptional items refer to Financial Statements note 3 'Exceptional items'.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group's Consolidated Financial Statements. The exceptional items included within the Group's profit from Continuing and Discontinued operations for the financial years are detailed below.

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Continuing operations			
Revenue	–	–	–
Other income	–	840	34
Expenses excluding net finance costs, depreciation, amortisation and impairments	(103)	(494)	(545)
Depreciation and amortisation	–	–	–
Net impairments	–	–	(2,371)
Profit/(loss) from equity accounted investments, related impairments and expenses	215	(676)	(1,456)
Profit/(loss) from operations	112	(330)	(4,338)
Financial expenses	(452)	(290)	(85)
Financial income	–	–	–
Net finance costs	(452)	(290)	(85)
Profit/(loss) before taxation	(340)	(620)	(4,423)
Income tax (expense)/benefit	(266)	(454)	(1,057)
Royalty-related taxation (net of income tax benefit)	–	–	–
Total taxation (expense)/benefit	(266)	(454)	(1,057)
Profit/(loss) after taxation from Continuing operations	(606)	(1,074)	(5,480)
Discontinued operations			
Profit/(loss) after taxation from Discontinued operations	–	8,159	(317)
Profit/(loss) after taxation from Continuing and Discontinued operations	(606)	7,085	(5,797)
Total exceptional items attributable to non-controlling interests	(107)	–	(24)
Total exceptional items attributable to BHP shareholders	(499)	7,085	(5,773)
Exceptional items attributable to BHP shareholders per share (US cents)	(9.8)	140.0	(114.2)
Weighted basic average number of shares (Million)	5,064	5,061	5,057

BHP | Annual Report 2023 | 85

10 Non-IFRS financial information continued

Non-IFRS financial information derived from Consolidated Income Statement

Underlying attributable profit

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	12,921	30,900	11,304
Total exceptional items attributable to BHP shareholders[1]	499	(7,085)	5,773
Underlying attributable profit	**13,420**	23,815	17,077

1 For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying basic earnings per share

Year ended 30 June	2023 US cents	2022 US cents	2021 US cents
Basic earnings per ordinary share	255.2	610.6	223.5
Exceptional items attributable to BHP shareholders per share[1]	9.8	(140.0)	114.2
Underlying basic earnings per ordinary share	**265.0**	470.6	337.7

1 For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying attributable profit – Continuing operations

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	12,921	30,900	11,304
(Profit)/loss after taxation from Discontinued operations attributable to members of BHP	–	(10,655)	225
Total exceptional items attributable to BHP shareholders[1]	499	(7,085)	5,773
Total exceptional items attributable to BHP shareholders for Discontinued operations[2]	–	8,159	(317)
Underlying attributable profit – Continuing operations	**13,420**	21,319	16,985

1 For more information refer to Financial Statements note 3 'Exceptional items'.
2 For more information refer to Financial Statements note 28 'Discontinued operations'.

Underlying basic earnings per share – Continuing operations

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Underlying attributable profit – Continuing operations	13,420	21,319	16,985
Weighted basic average number of shares (Million)	5,064	5,061	5,057
Underlying attributable earnings per ordinary share – Continuing operations (US cents)	**265.0**	421.2	335.9

Underlying EBITDA

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit from operations	22,932	34,106	25,515
Exceptional items included in profit from operations[1]	(112)	330	4,338
Underlying EBIT	**22,820**	34,436	29,853
Depreciation and amortisation expense	5,061	5,683	5,084
Net impairments	75	515	2,507
Exceptional item included in Depreciation, amortisation and impairments[1]	–	–	(2,371)
Underlying EBITDA	**27,956**	40,634	35,073

1 For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying EBITDA – Segment

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	5,281	14,376	4,295	(1,020)	22,932
Exceptional items included in profit from operations[1]	(471)	295	–	64	(112)
Depreciation and amortisation expense	1,810	1,993	697	561	5,061
Net impairments	33	28	6	8	75
Underlying EBITDA	**6,653**	**16,692**	**4,998**	**(387)**	**27,956**

86 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,249	18,823	9,582	(548)	34,106
Exceptional items included in profit from operations[1]	81	648	(849)	450	330
Depreciation and amortisation expense	1,765	2,203	762	953	5,683
Net impairments	470	33	9	3	515
Underlying EBITDA	8,565	21,707	9,504	858	40,634

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[2]	Total Group
Profit from operations	6,665	22,975	(2,144)	(1,981)	25,515
Exceptional items included in profit from operations[1]	144	1,319	1,567	1,308	4,338
Depreciation and amortisation expense	1,608	1,971	845	660	5,084
Net impairments	72	13	1,077	1,345	2,507
Exceptional item included in Depreciation, amortisation and impairments[1]	–	–	(1,057)	(1,314)	(2,371)
Underlying EBITDA	8,489	26,278	288	18	35,073

1 For more information refer to Financial Statements note 3 'Exceptional items'.

2 Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Year ended 30 June 2023 US$M	**Profit from operations**	**Exceptional items included in profit from operations[1]**	**Depreciation and amortisation**	**Net impairments**	**Exceptional items included in Depreciation, amortisation and impairments[1]**	**Underlying EBITDA**
Potash	(207)	–	2	–	–	(205)
Nickel West	57	–	105	2	–	164
Other[2]	(870)	64	454	6	–	(346)
Total	**(1,020)**	**64**	**561**	**8**	**–**	**(387)**

Year ended 30 June 2022 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(149)	–	2	–	–	(147)
Nickel West	327	–	91	2	–	420
Other[2]	(726)	450	860	1	–	585
Total	(548)	450	953	3	–	858

Year ended 30 June 2021 US$M	Profit from operations	Exceptional items included in profit from operations[1]	Depreciation and amortisation	Net impairments	Exceptional items included in Depreciation, amortisation and impairments[1]	Underlying EBITDA
Potash	(1,489)	1,320	2	1,314	(1,314)	(167)
Nickel West	146	3	79	31	–	259
Other[2]	(638)	(15)	579	–	–	(74)
Total	(1,981)	1,308	660	1,345	(1,314)	18

1 For more information refer to Financial Statements note 3 'Exceptional items'.

2 Other includes functions, other unallocated operations, including legacy assets, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) and consolidation adjustments.

BHP | Annual Report 2023 | 87

10 Non-IFRS financial information continued

Underlying EBITDA margin

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	14,164	24,791	10,958	2,009	51,922
Revenue – Third-party products	1,863	21	–	11	1,895
Revenue	16,027	24,812	10,958	2,020	53,817
Underlying EBITDA – Group production	6,635	16,693	4,998	(387)	27,939
Underlying EBITDA – Third-party products	18	(1)	–	–	17
Underlying EBITDA[2]	6,653	16,692	4,998	(387)	27,956
Segment contribution to the Group's Underlying EBITDA[3]	23%	59%	18%		100%
Underlying EBITDA margin[4]	47%	67%	46%		54%

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	13,946	30,748	15,549	1,860	62,103
Revenue – Third-party products	2,903	19	–	73	2,995
Revenue	16,849	30,767	15,549	1,933	65,098
Underlying EBITDA – Group production	8,529	21,707	9,504	858	40,598
Underlying EBITDA – Third-party products	36	–	–	–	36
Underlying EBITDA[2]	8,565	21,707	9,504	858	40,634
Segment contribution to the Group's Underlying EBITDA[3]	22%	54%	24%		100%
Underlying EBITDA margin[4]	61%	71%	61%		65%

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Group
Revenue – Group production	13,482	34,457	5,154	1,543	54,636
Revenue – Third-party products	2,244	18	–	23	2,285
Revenue	15,726	34,475	5,154	1,566	56,921
Underlying EBITDA – Group production	8,425	26,277	288	18	35,008
Underlying EBITDA – Third-party products	64	1	–	–	65
Underlying EBITDA[2]	8,489	26,278	288	18	35,073
Segment contribution to the Group's Underlying EBITDA[3]	24%	75%	1%		100%
Underlying EBITDA margin[4]	62%	76%	6%		64%

1 Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties. Exploration and technology activities are recognised within relevant segments.

2 We differentiate sales of our production (which may include third-party product feed) from direct sales of third-party products to better measure our operational profitability as a percentage of revenue. We may buy and sell third-party products to ensure a steady supply of product to our customers where there is occasional production variability or shortfalls from our assets.

3 Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.

4 Underlying EBITDA margin excludes third-party products.

Effective tax rate

	2023			2022			2021		
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	21,401	(7,077)	33.1	33,137	(10,737)	32.4	24,292	(10,616)	43.7
Adjusted for:									
Exchange rate movements	–	94		–	(233)		–	(33)	
Exceptional items[1]	340	266		620	454		4,423	1,057	
Adjusted effective tax rate	21,741	(6,717)	30.9	33,757	(10,516)	31.2	28,715	(9,592)	33.4

1 For more information refer to Financial Statements note 3 'Exceptional items'.

88 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Non-IFRS financial information derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Capital expenditure (purchases of property, plant and equipment)	6,733	5,855	5,612
Add: Exploration and evaluation expenditure	350	256	192
Capital and exploration expenditure (cash basis) – Continuing operations	7,083	6,111	5,804
Capital expenditure (purchases of property, plant and equipment) – Discontinued operations	–	1,050	994
Add: Exploration and evaluation expenditure – Discontinued operations	–	384	322
Capital and exploration expenditure (cash basis) – Discontinued operations	–	1,434	1,316
Capital and exploration expenditure (cash basis) – Total operations	7,083	7,545	7,120

Free cash flow

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Net operating cash flows from Continuing operations	18,701	29,285	25,883
Net investing cash flows from Continuing operations	(13,065)	(4,973)	(6,325)
Free cash flow – Continuing operations	5,636	24,312	19,558
Net operating cash flows from Discontinued operations	–	2,889	1,351
Net investing cash flows from Discontinued operations	–	(904)	(1,520)
Net cash completion payment on merger of Petroleum with Woodside	–	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	–	(399)	–
Free cash flow – Discontinued operations	–	903	(169)
Free cash flow – Total operations	5,636	25,215	19,389

Non-IFRS financial information derived from Consolidated Balance Sheet

Net debt and gearing ratio

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Interest bearing liabilities – Current	7,173	2,622	2,628
Interest bearing liabilities – Non current	15,172	13,806	18,355
Total interest bearing liabilities	22,345	16,428	20,983
Comprising:			
Borrowing	19,326	13,852	17,087
Lease liabilities	3,019	2,576	3,896
Less: Lease liability associated with index-linked freight contracts	287	274	1,025
Less: Cash and cash equivalents	12,428	17,236	15,246
Less: Net debt management related instruments[1]	(1,572)	(1,688)	557
Less: Net cash management related instruments[2]	36	273	34
Less: Total derivatives included in net debt	(1,536)	(1,415)	591
Net debt	11,166	333	4,121
Net assets	48,530	48,766	55,605
Gearing	18.7%	0.7%	6.9%

1 Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
2 Represents the net forward exchange contracts related to cash management included within current and non-current other financial assets and liabilities.

Net debt waterfall

Year ended 30 June	2023 US$M	2022 US$M
Net debt at the beginning of the period	(333)	(4,121)
Net operating cash flows	18,701	32,174
Net investing cash flows	(13,065)	(6,959)
Net financing cash flows	(10,315)	(22,767)
Net (decrease)/increase in cash and cash equivalents from Continuing and Discontinued operations	(4,679)	2,448
Carrying value of interest bearing liability net (proceeds)/repayments	(4,893)	2,194
Carrying value of debt related instruments settlements/(proceeds)	677	–
Carrying value of cash management related instruments (proceeds)/settlements	(331)	(378)
Fair value change on hedged loans	803	1,286
Fair value change on hedging derivatives	(691)	(1,277)
Foreign currency exchange rate changes on cash and cash equivalents	(134)	(458)
Lease additions (excluding leases associated with index-linked freight contracts)	(472)	(736)
Acquisition of subsidiaries and operations[1]	(1,111)	–
Divestment and demerger of subsidiaries and operations	–	492
Other	(2)	217
Non-cash movements	(1,607)	(476)
Net debt at the end of the period	(11,166)	(333)

1 US$1,111 million of Interest bearing liabilities were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Excludes US$104 million cash acquired which is included in Net investing cash flows.

BHP | Annual Report 2023 | 89

90 BHP Annual Report 2023 10 Non-IFRS financial information continued Net operating assets The following table reconciles Net operating assets for the Group to Net assets on the Consolidated Balance Sheet. Year ended 30 June 2023 US$M 2022 US$M Net assets 48,530 48,766 Less: Non-operating assets Cash and cash equivalents (12,428) (17,236) Trade and other receivables1 (26) (72) Other financial assets2 (996) (1,363) Current tax assets (508) (263) Deferred tax assets (56) (56) Add: Non-operating liabilities Trade and other payables3 277 201 Interest bearing liabilities 22,345 16,428 Other financial liabilities4 1,764 1,851 Current tax payable 611 3,032 Non-current tax payable 68 87 Deferred tax liabilities 4,299 3,063 Net operating assets 63,880 54,438 Net operating assets Copper 34,542 27,420 Iron Ore 16,643 16,823 Coal 7,266 7,650 Group and unallocated items5 5,429 2,545 Total 63,880 54,438 1 Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables. 2 Represents cross currency and interest rate swaps, forward exchange contracts related to cash management and investment in shares, other investments and receivables contingent on outcome of future events relating to mining and regulatory approvals. 3 Represents accrued interest payable included within other payables. 4 Represents cross currency and interest rate swaps and forward exchange contracts related to cash management. 5 Group and unallocated items include functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Operating and Financial Review | Governance | Financial Statements | Additional Information

Other non-IFRS financial information

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for FY2023 and relates them back to our Consolidated Income Statement.

For information on the method of calculation of the principal factors that affect Revenue, Profit from operations and Underlying EBITDA refer to OFR 10.2.

	Revenue US$M	Total expenses, Other income and Profit/(loss) from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2022					
Revenue	65,098				
Other income		1,398			
Expenses excluding net finance costs		(32,371)			
Profit/(loss) from equity accounted investments, related impairments and expenses		(19)			
Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(30,992)			
Profit from operations			34,106		
Depreciation, amortisation and impairments[1]				6,198	
Exceptional item included in Depreciation, amortisation and impairments				–	
Exceptional items				330	
Underlying EBITDA					40,634
Change in sales prices	(9,182)	–	(9,182)	–	(9,182)
Price-linked costs	–	(83)	(83)	–	(83)
Net price impact	(9,182)	(83)	(9,265)	–	(9,265)
Change in volumes	1,637	(92)	1,545	–	1,545
Operating cash costs	–	(1,318)	(1,318)	–	(1,318)
Exploration and business development	–	(108)	(108)	–	(108)
Change in controllable cash costs[2]	–	(1,426)	(1,426)	–	(1,426)
Exchange rates	(5)	672	667	–	667
Inflation on costs	–	(1,412)	(1,412)	–	(1,412)
Fuel, energy, and consumable price movements	–	(272)	(272)	–	(272)
Non-cash	–	7	7	–	7
One-off items	–	(411)	(411)	–	(411)
Change in other costs	(5)	(1,416)	(1,421)	–	(1,421)
Asset sales	–	–	–	–	–
Ceased and sold operations	(2,260)	826	(1,434)	–	(1,434)
New and acquired operations	315	(258)	57	–	57
Other	(1,786)	1,052	(734)	–	(734)
Depreciation, amortisation and impairments	–	1,062	1,062	(1,062)	–
Exceptional items	–	442	442	(442)	–
Year ended 30 June 2023					
Revenue	53,817				
Other income		394			
Expenses excluding net finance costs		(31,873)			
Profit/(loss) from equity accounted investments, related impairments and expenses		594			
Total other income, expenses excluding net finance costs and Profit/(loss) from equity accounted investments, related impairments and expenses		(30,885)			
Profit from operations			22,932		
Depreciation, amortisation and impairments[1]				5,136	
Exceptional item included in Depreciation, amortisation and impairments				–	
Exceptional items				(112)	
Underlying EBITDA					27,956

1 Depreciation and impairments that we classify as exceptional items are excluded from depreciation, amortisation and impairments. Depreciation, amortisation and impairments includes non-exceptional impairments of US$75 million (FY2022: US$515 million).

2 Collectively, we refer to the change in operating cash costs and change in exploration and business development as Change in controllable cash costs. Operating cash costs by definition do not include non-cash costs. The change in operating cash costs also excludes the impact of exchange rates and inflation, changes in fuel, energy costs and consumable costs, changes in exploration and evaluation and business development costs and one-off items. These items are excluded so as to provide a consistent measurement of changes in costs across all segments, based on the factors that are within the control and responsibility of the segment.

BHP | Annual Report 2023 | 91

10 Non-IFRS financial information continued

Underlying return on capital employed (ROCE)

Year ended 30 June	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations	**14,324**	33,055	13,451
Exceptional items[1]	**606**	(7,085)	5,797
Subtotal	**14,930**	25,970	19,248
Adjusted for:			
Net finance costs	**1,531**	1,128	1,305
Exceptional items included within net finance costs[1]	**(452)**	(290)	(85)
Income tax expense on net finance costs	**(342)**	(287)	(337)
Profit after taxation excluding net finance costs and exceptional items	**15,667**	26,521	20,131
Net assets at the beginning of the period	**48,766**	55,605	52,175
Net debt at the beginning of the period	**333**	4,121	12,044
Capital employed at the beginning of the period	**49,099**	59,726	64,219
Net assets at the end of the period	**48,530**	48,766	55,605
Net debt at the end of the period	**11,166**	333	4,121
Capital employed at the end of the period	**59,696**	49,099	59,726
Average capital employed	**54,398**	54,413	61,973
Underlying return on capital employed	**28.8%**	48.7%	32.5%

1 For more information refer to Financial Statements note 3 'Exceptional items'.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2023 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	**3,293**	**10,300**	**2,970**	**(896)**	**15,667**	**–**	**15,667**
Average capital employed	**27,738**	**15,323**	**6,281**	**5,056**	**54,398**	**–**	**54,398**
Underlying return on capital employed	**12%**	**67%**	**47%**	**–**	**28.8%**	**–**	**28.8%**

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations[1]	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	3,981	13,896	6,293	(256)	23,914	2,607	26,521
Average capital employed	24,310	15,275	6,893	3,196	49,674	4,739	54,413
Underlying return on capital employed	16%	91%	91%	–	48.1%	–	48.7%

1 Group and unallocated items includes functions, other unallocated operations, including Potash, Nickel West, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd), legacy assets and consolidation adjustments.

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2023 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Nickel West	Potash[2]	New South Wales Energy Coal[3]	Other[4]	Total Continuing	Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	**10,318**	**426**	**2,808**	**1,837**	**131**	**166**	**(49)**	**(137)**	**1,212**	**(1,045)**	**15,667**	**–**	**15,667**
Average capital employed	**19,420**	**1,314**	**10,183**	**6,672**	**4,278**	**11,681**	**1,114**	**4,020**	**(591)**	**(3,693)**	**54,398**	**–**	**54,398**
Underlying return on capital employed	**53%**	**32%**	**28%**	**28%**	**3%**	**1%**	**(4%)**	**–**	**–**	**–**	**28.8%**	**–**	**28.8%**

Year ended 30 June 2022 US$M	Western Australia Iron Ore	Antamina	Escondida	BHP Mitsubishi Alliance	Pampa Norte	Copper South Australia[1]	Nickel West	Potash[2]	New South Wales Energy Coal[3]	Other	Total Continuing	Petroleum Discontinued operations	Total Group
Profit after taxation excluding net finance costs and exceptional items	14,051	684	3,346	4,153	81	(9)	250	(123)	1,309	172	23,914	2,607	26,521
Average capital employed	18,783	1,284	9,891	6,725	4,380	8,660	650	3,321	(413)	(3,607)	49,674	4,739	54,413
Underlying return on capital employed	75%	53%	34%	62%	2%	(0%)	38%	–	–	–	48.1%	–	48.7%

1 Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd.
2 Potash ROCE has not been shown because it is distorted as the asset is non-producing and in its development phase.
3 NSWEC ROCE has not been shown as it is distorted by negative capital employed due to the rehabilitation provision being the primary balance remaining on Balance Sheet following previous impairments.
4 Includes West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) which has not been shown because ROCE is distorted as the asset is non-producing and in its development phase.

92 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Units costs

Unit costs do not include the review of employee entitlements and allowances which are included in Group and unallocated.

For further information refer to Financial Statements note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions'.

The calculation of Escondida and Spence unit costs is set out in the table below.

	Escondida unit costs		Spence unit costs	
US$M	**FY2023**	FY2022	**FY2023**	FY2022
Revenue	**8,847**	9,500	**2,072**	2,146
Underlying EBITDA	**4,934**	6,198	**767**	1,170
Gross costs	**3,913**	3,302	**1,305**	976
Less: by-product credits	**459**	430	**137**	77
Less: freight	**202**	230	**48**	57
Net costs	**3,252**	2,642	**1,120**	842
Sales (kt)	**1,051**	1,001	**241**	224
Sales (Mlb)	**2,317**	2,206	**531**	494
Cost per pound (US$)[1]	**1.40**	1.20	**2.11**	1.70

1 FY2023 based on average realised exchange rates of USD/CLP 864 (FY2022 USD/CLP 811).

The calculation of WAIO unit costs is set out in the table below.

	WAIO unit costs	
US$M	**FY2023**	FY2022
Revenue	**24,678**	30,632
Underlying EBITDA	**16,660**	21,788
Gross costs	**8,018**	8,844
Less: freight	**1,876**	2,497
Less: royalties	**1,714**	2,134
Net costs	**4,428**	4,213
Sales (kt, equity share)	**248,883**	250,688
Cost per tonne (US$)[1]	**17.79**	16.81

1 FY2023 based on an average realised exchange rate of AUD/USD 0.67 (FY2022 AUD/USD 0.73).

The calculation of BMA and NSWEC unit costs is set out in the table below.

	BMA unit costs		NSWEC unit costs	
US$M	**FY2023**	FY2022	**FY2023**	FY2022
Revenue	**7,652**	10,254	**3,306**	3,034
Underlying EBITDA	**3,197**	6,335	**1,840**	1,807
Gross costs	**4,455**	3,919	**1,466**	1,227
Less: freight	**32**	50	**–**	–
Less: royalties	**1,667**	1,282	**324**	227
Net costs	**2,756**	2,587	**1,142**	1,000
Sales (kt, equity share)	**28,571**	29,049	**13,864**	14,124
Cost per tonne (US$)[1]	**96.46**	89.06	**82.37**	70.80

1 FY2023 based on an average realised exchange rate of AUD/USD 0.67 (FY2022 AUD/USD 0.73).

BHP | Annual Report 2023 | 93

10 Non-IFRS financial information continued

10.1 Definition and calculation of non-IFRS financial information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.
Underlying attributable profit – Continuing operations	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations and is also the basis on which our dividend payout ratio policy is applied.	Underlying attributable profit from Continuing operations also excludes the contribution of Discontinued operations from the above metrics.
Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.
Underlying basic earnings per share – Continuing operations	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items and the contribution of Discontinued operations.	Underlying attributable profit – Continuing operations divided by the weighted basic average number of shares.
Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group's segments and make decisions on the allocation of resources.	Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).
Underlying EBITDA margin		Underlying EBITDA excluding third-party product EBITDA, divided by revenue excluding third-party product revenue.
Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level) as well as Discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).
Profit from operations		Earnings before net finance costs, taxation expense and Discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).
Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration and evaluation expenditure including the contribution of Discontinued operations.
Capital and exploration expenditure – Continuing operations	Represents the total outflows of our operational investing expenditure excluding the contribution of Discontinued operations.	Purchases of property, plant and equipment and exploration and evaluation expenditure.
Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less net investing cash flows.
Free cash flow – Continuing operations	Reflects our operational cash performance inclusive of investment expenditure, but excluding the contribution of Discontinued operations.	Net operating cash flows from Continuing operations less net investing cash flows from Continuing operations.
Net debt	Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts, which are required to be remeasured to the prevailing freight index at each reporting date, are excluded from the net debt calculation due to the short-term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings to reflect the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Net debt, along with the gearing ratio, is used to monitor the Group's capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt, assets held for sale, liabilities directly associated with assets held for sale and tax balances.

94 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Non-IFRS financial information	Reasons why we believe the non-IFRS financial information are useful	Calculation methodology
Underlying return on capital employed (ROCE)	Indicator of the Group's capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed. Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half year end reporting period. The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact). Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.
Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation from Continuing operations excluding exceptional items.
Unit cost	Used to assess the controllable financial performance of the Group's assets for each unit of production. Unit costs are adjusted for site specific non-controllable factors to enhance comparability between the Group's assets.	Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group. Escondida and Spence unit costs exclude: – by-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production. WAIO, BMA and NSWEC unit costs exclude: – royalties as these are costs that are not deemed to be under the Group's control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

10.2 Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.
Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.
Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.
Controllable cash costs	Total of operating cash costs and exploration and business development costs.
Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel, energy, and consumable price movements, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.
Exploration and evaluation and business development	Exploration and evaluation and business development expense in the current period minus exploration and business development expense in the prior period.
Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.
Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price-linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.
Fuel, energy, and consumable price movements	Fuel and energy expense and price differences above inflation on consumables in the current period minus fuel and energy expense in the prior period.
Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.
One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.
Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.
Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.
New and acquired operations	Underlying EBITDA for operations that were acquired in the current period minus Underlying EBITDA for operations that were acquired in the prior period.
Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.
Other	Variances not explained by the above factors.

BHP | Annual Report 2023 | 95

96 BHP Annual Report 2023 11 Other information 11.1 Company details BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ refer to BHP Group Limited, and except where the context otherwise requires, our subsidiaries. Refer to Financial Statements note 30 ‘Subsidiaries’ for a list of our significant subsidiaries. Those terms do not include non-operated assets. This Report covers functions and assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP or that have been owned as a BHP-operated joint venture1 operated by BHP (referred to in this Report as ‘operated assets’ or ‘operations’) from 1 July 2022 to 30 June 2023. On 2 May 2023, we completed our acquisition of OZ Minerals Limited and its subsidiaries (OZ Minerals). This Report includes the OZ Minerals data and information that is required to be disclosed under legal and regulatory requirements or necessary to meet applicable voluntary standards and benchmarks. The Annual Report includes financial and production data for OZ Minerals for the period from the date of acquisition and other information relating to OZ Minerals where expressly stated, including Additional Information 2, 4 and 5. OZ Minerals information and data is not otherwise included in the Annual Report unless otherwise stated. BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this Report as ‘non-operated joint ventures’ or ‘non-operated assets’). Notwithstanding that this Report may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. BHP Group Limited has, a primary listing on the Australian Securities Exchange. BHP holds a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange and an ADR program listed on the New York Stock Exchange. 11.2 Forward-looking statements This Report contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements, other than statements of historical or present facts, including: statements regarding trends in commodity prices and currency exchange rates; demand for commodities; global market conditions, reserves and resources and production forecasts; expectations, plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure, divestment, acquisition or integration of certain assets, operations or facilities (including associated costs or benefits); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; the availability, implementation and adoption of new technologies; provisions and contingent liabilities; and tax, legal and other regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘ambition’, ‘aspiration’, ‘goal’, ‘target’, ‘project’, ‘see’, ‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’, ‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations or performance, or provide other forward-looking information. Examples of forward-looking statements contained in this Report include, without limitation, statements describing (i) our strategy, our values and how we define our success; (ii) our expectations regarding future demand for certain commodities, in particular copper, nickel, iron ore, metallurgical coal, potash and steel, and our intentions, commitments or expectations with respect to our supply of certain commodities, including copper, nickel, iron ore, potash, uranium and gold; (iii) our future exploration and partnership plans and perceived benefits and opportunities, including our focus to grow our copper, nickel and potash assets; (iv) the structure of our organisation and portfolio and perceived benefits and opportunities; (v) our business outlook, including our outlook for long-term economic growth and other macroeconomic and industry trends; (vi) our projected and expected production and performance levels and development projects; (vii) our expectations regarding our investments, including in potential growth options and technology and innovation, and perceived benefits and opportunities; (viii) our reserves and resources; (ix) our plans for our major projects and related budget and capital allocations; (x) our expectations, commitments and objectives with respect to sustainability, decarbonisation, natural resource management, climate change and portfolio resilience and timelines and plans to seek to achieve or implement such objectives, including our 2030 goals and ‘Pathway to 2030’, our approach to equitable change and transitions, our Climate Transition Action Plan, Climate Change Adaptation Strategy and goals, targets and strategies to seek to reduce or support the reduction of greenhouse gas emissions, and related perceived costs, benefits and opportunities for BHP; (xi) the assumptions, beliefs and conclusions in our climate change related statements and strategies, including in our Climate Change Report 2020, for example, in respect of future temperatures, energy consumption and greenhouse gas emissions, and climate-related impacts; (xii) our commitment to social value; (xiii) our commitments to sustainability reporting, frameworks, standards and initiatives; (xiv) our commitments to improve or maintain safe tailings storage management; (xv) our commitments to achieve certain inclusion and diversity targets, aspirations and outcomes; (xvi) our commitments to achieve certain targets and outcomes with respect to Indigenous peoples and the communities where we operate; and (xvii) our commitments to achieve certain health and safety targets and outcomes. Forward-looking statements are based on management’s expectations and reflect judgements, assumptions, estimates and other information available, as at the date made. BHP cautions against reliance on any forward-looking statements. These statements do not represent guarantees or predictions of future financial or operational performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to difer materially from those expressed in the statements contained in this Report. For example, our future revenues from our assets, projects or mines described in this Report will be based, in part, on the market price of the commodities produced, which may vary significantly from current levels. These variations, if materially adverse, may afect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. In addition, there are limitations with respect to scenario analysis, including any climate-related scenario analysis, and it is difficult to predict which, if any, of the scenarios might eventuate. Scenario analysis is not an indication of probable outcomes and relies on assumptions that may or may not prove to be correct or eventuate. Other factors that may affect the actual construction or production commencement dates, revenues, costs or production output and anticipated lives of assets, mines or facilities include: (i) our ability to profitably produce and deliver the products extracted to applicable markets; (ii) the impact of economic and geopolitical factors, including foreign currency exchange rates on the market prices of the commodities we produce and competition in the markets in which we operate; (iii) activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes and royalties or implementation of trade or export restrictions; (iv) changes in environmental and other regulations; (v) political or geopolitical uncertainty; (vi) labour unrest; and (vii) other factors identified in the risk factors set out in OFR 8.1. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance. Emissions and energy consumption data Due to the inherent uncertainty and limitations in measuring greenhouse gas (GHG) emissions and operational energy consumption under the calculation methodologies used in the preparation of such data, all GHG emissions and operational energy consumption data or references to GHG emissions and operational energy consumption volumes (including ratios or percentages) in this Report are estimates. There may also be differences in the manner that third parties calculate or report GHG emissions or operational energy consumption data compared to BHP, which means third-party data may not be comparable to our data. For information on how we calculate our GHG emissions and operational energy consumption data refer to the BHP Scopes 1, 2 and 3 GHG Emissions Calculation Methodology 2023 available at bhp.com/climate This Report is made in accordance with a resolution of the Board. Ken MacKenzie Chair Dated: 22 August 2023 1 References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

Image to be reotouched Operating and Financial Review Governance Financial Statements Additional Information BHP Annual Report 2023 97 Governance Corporate Governance Statement 1 Corporate governance at BHP 98 2 FY2023 corporate governance highlights 98 3 BHP’s governance structure 99 4 Board composition and succession 100 5 Board Committees 104 6 Management 107 7 Shareholders and reporting 108 8 Culture and conduct 109 9 Risk management and assurance 110 10 US requirements 111 Directors’ Report 1 Review of operations, principal activities and state of affairs 112 2 Directors 112 3 Share interests 112 4 Share capital and buy-back programs 113 5 Secretaries 114 6 Indemnities and insurance 114 7 Dividends 114 8 Auditors 114 9 Non-audit services 114 10 Exploration, research and development 114 11 ASIC Instrument 2016/191 114 12 Proceedings on behalf of BHP Group Limited 114 13 Performance in relation to environmental regulation 114 14 Additional information 114 Remuneration Report People and Remuneration Committee Chair letter to shareholders 116 1 Remuneration governance 118 2 Executive KMP remuneration framework 119 3 Remuneration for the CEO and other Executive KMP 121 4 Remuneration for Non-executive Directors 127 5 Statutory KMP remuneration and other disclosures 128

98 BHP Annual Report 2023 1 Corporate governance at BHP Good corporate governance underpins the way we conduct business. This Corporate Governance Statement sets out the corporate governance framework currently in place for the Group, including the key policies and practices. BHP was fully compliant with the Recommendations of the fourth edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (ASX Fourth Edition) throughout FY2023. The ASX Fourth Edition is available at asx.com.au. BHP also complied with the governance requirements that apply to us as a result of our London Stock Exchange (LSE) and New York Stock Exchange (NYSE) listings and our registration with the Securities and Exchange Commission (SEC) in the United States. This Corporate Governance Statement is current as at 22 August 2023 and has been approved by the Board. More information about our corporate governance framework and practices can be found on our website at bhp.com/governance, which includes links to our Appendix 4G and each of the publicly available documents referenced in this Corporate Governance Statement. 2 FY2023 corporate governance highlights Key highlights External Board evaluation An external Board evaluation was conducted to assess performance and effectiveness of the Board as a whole and its Committees. Governance review A review was undertaken of the Board Governance Document and Committee Charters. The aim was to review Board and Committee responsibilities and streamline and modernise these documents. Investor engagement We facilitated several investor engagement events and held presentations and briefings on key topics, for example operational decarbonisation, our Industry Association Review and climate-related financial disclosures. Diversity We achieved gender balance on our Board in FY2023 (which we define as a minimum 40 per cent women and 40 per cent men in line with the definition used by entities such as the International Labour Organization).

Financial Statements Additional Information BHP Annual Report 2023 99 Governance 3 BHP’s governance structure Operating and Financial Review Board The Board has ultimate responsibility for overseeing BHP’s governance. The role of the Board, as set out in the Board Governance Document, is to represent shareholders and promote and protect the interests of BHP in the short and long term. The Board Governance Document outlines the Board’s responsibilities and processes, including the matters specifically reserved for the Board, the authority delegated to the CEO and the accountability of the CEO for that authority, and guidance on the management of the relationship between the Board and the CEO. The Board Governance Document was updated in FY2023 as part of the governance review with effect from 1 July 2023. The matters reserved for the Board as set out in the revised Board Governance Document include: – appointing the CEO and determining the terms of appointment – approving the appointment of Executive Leadership Team (ELT) members and material changes to the organisational structure involving direct reports to the CEO – succession planning for the CEO and direct reports to the CEO – monitoring the performance of the CEO and the Group – monitoring Board composition, processes and performance – approving the Group’s values, Our Code of Conduct, purpose and risk appetite – establishing, approving and assessing measurable objectives for achieving gender diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives – approving strategy, annual budgets, balance sheet management and funding strategy – approving commitments, capital and non-capital items, acquisitions and divestments above specified limits – approving the dividend policy and determining dividends – approving significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets – reviewing and monitoring the effectiveness of the Group’s systems of principal and emerging financial and non-financial risk management and internal control, and making sure there is an appropriate risk management framework in place – determining and adopting documents (including the publication of reports and statements to shareholders) that are required by BHP’s Constitution, statute or by other external regulation – determining and approving matters that are required by BHP’s Constitution, statute or by other external regulation to be determined or approved by the Board The Board Governance Document is available at bhp.com/governance. Committees The Board has established Committees to assist it in exercising its authority, including monitoring the performance of BHP, to gain assurance that progress is being made towards our purpose within the limits delegated by the Board. There are four Committees: the Nomination and Governance Committee, Risk and Audit Committee, Sustainability Committee and People and Remuneration Committee (previously referred to as the Remuneration Committee prior to 1 July 2023). Each Committee is delegated authority by the Board under its Charter. These Charters were updated in FY2023 as part of the governance review and are available at bhp.com/governance. More information on each of the Committees is set out in section 5. Chair The Chair is responsible for leading the Board and ensuring it operates to high governance standards. In particular, the Chair facilitates constructive Board relations and the effective contribution of all Non-executive Directors. Group Company Secretary The Group Company Secretary is accountable to the Board and advises the Chair, the Board and individual Directors on all matters of governance process. Chief Executive Officer The Chief Executive Officer (CEO) is accountable to the Board for the authority that is delegated to the CEO and for the performance of the Group. The CEO works in a constructive partnership with the Board and is required to report regularly to the Board on progress. Access to management The Board has extensive access to members of senior management who frequently attend Board and Committee meetings. Management makes presentations and engages in discussions with Directors, answers questions and provides input and perspective on their areas of responsibility. The Board also engages with members of management at site visits. The Board also holds discussions in the absence of management at each Board meeting. Governance structure Board Shareholders Nomination and Governance Committee Risk and Audit Committee Sustainability Committee People and Remuneration Committee CEO Executive Leadership Team Our People

100 BHP Annual Report 2023 Skills and experience Gary Goldberg has over 35 years’ global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. Gary was the Chief Executive Officer of Newmont Corporation (from 2013 to 2019), and prior to that, President and Chief Executive Officer of Rio Tinto Minerals. Gary has also been a Non-executive Director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, and Chair of the National Mining Association in the United States. Gary is recognised for his leadership in bringing the mining industry together to raise standards in safety and environmental performance in conjunction with community and government partnerships in America and around the world. He has management experience in implementing strategies focused on safety, decarbonisation and transformational investment for commodities with long-dated cycles, along with his contribution to policy development in environmental management globally. Current appointments Gary is a Director of Imperial Oil Limited (since May 2023). Gary Goldberg BS (Mining Engineering), MBA Independent Nonexecutive Director since February 2020. Senior Independent Director since 21 December 2020. NG S 4 Board composition and succession 4.1 Board of Directors The Board currently has 10 members. The Directors’ qualifications, experience and special responsibilities are listed below. Skills and experience Mike Henry has over 30 years’ experience in the global mining and petroleum industry, spanning operational, commercial, safety, technology and marketing roles. Mike joined BHP in 2003 and has been a member of the Executive Leadership Team since 2011. Prior to joining BHP, Mike worked in the resources industry in Canada, Japan and Australia. Mike brings deep operational and market knowledge across a range of commodities and a strategic approach to resource and skills development to implement BHP’s strategy and future growth options that will support global economic growth and decarbonisation. He is focused on creating safe, high-performance culture, enabled by an inclusive workplace in which people are empowered at every level through the BHP operating system. Mike is committed to building strong relationships with governments, Indigenous partners, community stakeholders and business partners to ensure BHP’s activities deliver mutual benefit to these stakeholders while driving strong value for shareholders. Mike brings a disciplined approach to the Board’s considerations of capital allocation in assets, technology, commodities and risk management. Mike Henry BSc (Chemistry) Non-independent Director since January 2020 Chief Executive Officer since 1 January 2020. Skills and experience Terry Bowen has significant executive experience across a range of diversified industries, with deep financial and risk management, capital allocation and supply chain management expertise. Terry was formerly Managing Partner and Head of Operations at BGH Capital and an Executive Director and Finance Director of Wesfarmers Limited. Prior to this, Terry held senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety, and Finance Director of Wesfarmers Landmark. Terry brings extensive experience in the development and oversight of complex frameworks for the identification, assessment and assurance of risk, a systematic focus on financial discipline and delivery of attractive returns to shareholders. Terry has insightful perspectives from working in industries that impact on consumers, their communities and policy formation. Current appointments Terry is a Non-executive Director of Coles Group Limited (since October 2022), Chair of the Operations Group at BGH Capital (since January 2020) and a Director of Transurban Group (since February 2020), Navitas Pty Limited (since July 2019) and the West Coast Eagles Football Club (since May 2017). Terry Bowen BAcct, FCPA, MAICD Independent Nonexecutive Director since October 2017. RA NG Skills and experience Xiaoqun Clever has over 20 years’ experience in technology with a focus on software engineering, data and AI, cybersecurity and digitalisation. Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE and Chief Operating Officer of Technology and Innovation at SAP and President of SAP Labs China. Xiaoqun brings significant expertise in the development, selection and implementation of business transforming technology, innovation and assessment of opportunities and risks in digital disruption. She has knowledge and relationships across the technology and innovation start-up sector across Europe, Asia and North America and brings depth to the Board’s review of managing cybersecurity risks as well as assessment of opportunities to invest in proven and emerging technologies in the discovery of new mineral deposits, safer and more cost-effective processing, and technologies to reduce GHG emissions and support the energy transition. Current appointments Xiaoqun is a Non-executive Director of Amadeus IT Group SA (since June 2020) and on the Supervisory Board of Infineon Technologies AG (since February 2020). Xiaoqun is also the Co-Founder and Chief Executive Officer of LuxNova Suisse GmbH (since April 2018). Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA Independent Nonexecutive Director since October 2020. RA Skills and experience Ken MacKenzie has global executive experience and a deeply strategic approach, with a focus on operational excellence, capital discipline and the creation of long-term shareholder value. Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. Ken brings business management and leadership skills in global supply chains and governance gained during his career in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken has experience in leading strategic transformation at a business and enterprisewide level. His commitment to continuous learning and skills development provides valuable insights to Board deliberations and guidance to BHP’s leadership team in navigating the fast-changing dynamics of the global economy and markets. Current appointments Ken currently sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016) and is a part-time adviser at Barrenjoey (since April 2021). Ken MacKenzie BEng, FIEA, FAICD Independent Non-executive Director since September 2016. Chair since 1 September 2017. NG Skills and experience Ian Cockerill has 48 years’ experience in mining beginning his career as a geologist in 1975, converting to a mining engineering career in 1976, followed by extensive experience in operational, project and executive roles around the world. Ian was formerly the Chair of both Polymetal International plc and BlackRock World Mining Trust plc, Lead Independent Director of Ivanhoe Mines Ltd, Non-executive Director of Orica Limited (from July 2010 to August 2019) and Endeavour Mining Corporation (from September 2013 to March 2019). Ian previously held several senior positions at Anglo American Corporation including Technical Director of Gold and Uranium Division, which included responsibility for African and international operations, and was the Chief Executive Officer of Gold Fields from 2002 to 2008. Ian’s technical and management experience globally across a range of commodities, together with his experiences as an operational leader and investor in numerous mining jurisdictions, bring a unique focus to understanding the risks and reward of prospective resources, cost of development and operations and valued input into the assessment of opportunities to strengthen the portfolio of world class and sustainable assets. Current appointments Ian is currently Senior Independent Director of Endeavour Mining Corporation (since May 2022), the Chair of Cornish Lithium Ltd (since April 2022) and a Non-executive Director of I-Pulse Inc (since September 2010). Ian is also a Director of the Leadership for Conservation in Africa. Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College Independent Nonexecutive Director since April 2019. RA S

Operating and Financial Review | Governance | Financial Statements | Additional Information



Michelle Hinchliffe

BCom, FCA, ACA

Independent Non-executive Director since March 2022.

RA

Skills and experience

Michelle Hinchliffe has over 20 years' experience as a partner in KPMG's financial services division.

Michelle was formerly a partner of KPMG and held a number of roles, including as the UK Chair of Audit, a member of the KPMG UK Executive Committee, and led KPMG's financial services practice in Australia and was a member of the KPMG Australia Board.

Michelle has expertise and experience in understanding the complexities of multi-national firms operating in multiple reporting and regulatory frameworks across Europe, the Americas, Asia and African continents. Her financial expertise and audit experience across a range of industries and businesses, including Australia, bring insights to the Board on BHP's assessment of risk, returns and its long-term capital plan to create financial strength and support BHP's future growth.

Current appointments

Michelle is a Non-executive Director of Santander UK plc and Santander UK Group Holdings Plc (since June 2023) and Macquarie Group Limited and Macquarie Bank Limited (since March 2022).



Christine O'Reilly

BBus

Independent Non-executive Director since October 2020.

PR RA NG

Skills and experience

Christine O'Reilly has over 30 years' experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy.

Christine was the Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management, following an early career in investment banking and audit at Price Waterhouse. Christine has also served as a Non-executive Director of Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and Energy Australia Holdings Limited (from September 2012 to August 2018).

Christine has a deep understanding of financial drivers of the businesses and experience in capital allocation discipline across sectors that have long dated paybacks for shareholders and stakeholders. Her insights into cost efficiency and cash flow as well as the impact of policy on innovation, investment and project development are key inputs for the Board.

Current appointments

Christine is a Non-executive Director of Australia and New Zealand Banking Group (since November 2021), Stockland Limited (since August 2018), and the Baker Heart and Diabetes Institute (since June 2013).



Catherine Tanna

LLB, Honorary Doctor of Business

Independent Non-executive Director since April 2022.

PR S

Skills and experience

Catherine Tanna has more than 30 years' experience in the resources, oil and gas, power generation and retailing sectors.

Catherine was formerly Managing Director of Energy Australia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations across Africa, North Asia, Russia, North America, Latin America and Australia. Catherine was also a member of the Board of the Reserve Bank of Australia (from 2011 to 2021) and a Director of the Business Council of Australia (from 2016 to 2021).

Catherine has a track record in leading cultural change and sponsoring gender equity, diversity and inclusion across business and more broadly. She brings an understanding of and contribution to complex regulatory and policy environments. Catherine's experience in seeking to align customer and community expectations, particularly Indigenous communities, with those of the enterprise and regulators, provides unique insight and input to the Board.

Current appointments

Catherine is a Non-executive Director at Bechtel Corporation (since May 2023), Senior Advisor at McKinsey & Company Inc (since April 2022), a member of the Advisory Board of Fujitsu Australia (since February 2022) and a Director of Australians for Indigenous Constitutional Recognition (since January 2023).



Dion Weisler

BASc (Computing), Honorary Doctor of Laws

Independent Non-executive Director since June 2020.

PR S

Skills and experience

Dion Weisler has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline and stakeholder engagement.

Dion was formerly a Director and the President and Chief Executive Officer of HP Inc. (from 2015 to 2019) and continued as a Director and Senior Executive Adviser (until May 2020). Dion previously held a number of senior executive roles at Lenovo Group Limited, was General Manager Conferencing and Collaboration at Telstra Corporation and held various positions at Acer Inc., including as Managing Director, Acer UK.

Dion brings experience in transforming megatrends into opportunities and growth and valuable insight on the power of innovation, technology and data. Dion's experience also demonstrates insights into strategy development in the global energy transition, where safety, decarbonisation and stakeholder management are critical.

Current appointments

Dion is a Non-executive Director of Intel Corporation (since June 2020), a Non-executive Director of Thermo Fisher Scientific Inc. (since March 2017) and a Non-executive Director of Sapia & Co Ltd (since January 2022).



Stefanie Wilkinson

BA, LLB (Hons), LLM, FGIA

Group Company Secretary since March 2021.

Skills and experience

Stefanie Wilkinson was appointed Group Company Secretary effective March 2021. Prior to joining BHP, Stefanie was a Partner at Herbert Smith Freehills, a firm she was with for 15 years, specialising in corporate law and governance for listed companies. Earlier in her career, Stefanie was a solicitor at Allen & Overy in the Middle East. Stefanie is a fellow of the Governance Institute of Australia.

Key to Committee membership

- ● Committee Chair
- ○ Committee member
- RA Risk and Audit
- NG Nomination and Governance
- PR People and Remuneration
- S Sustainability

BHP | Annual Report 2023 | 101

102 BHP Annual Report 2023 4.2 Director independence The Board is committed to ensuring that a majority of Directors are independent. The Board has adopted a policy that it uses to determine the independence of its Directors. The BHP Policy on the Independence of Directors was reviewed and updated during FY2023 and came into effect on 1 July 2023. The Policy on the Independence of Directors is available at bhp.com/governance Determination of Director independence The Board confirms that it considers all current Non-executive Directors, including the Chair, to be independent of management and any business, interest or other relationship that could or could be perceived to materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Group rather than an individual shareholder or other group. A determination of independence is carried out upon a Director’s appointment, annually, and at any other time where the change in circumstances of a Director warrant reconsideration. Some Directors hold or have previously held positions in companies that BHP has commercial relationships with. The Board has assessed the relationships between BHP and the companies in which Directors hold or held positions and has concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement, or their ability to act in the best interests of BHP. Conflicts of interest In accordance with Australian law, if a situation arises for consideration where a Director has a material personal interest, the affected Director takes no part in decision making unless approval is provided by the non-interested Directors. Provisions for Directors’ interests are set out in the Constitution of BHP Group Limited. 4.3 Board appointments and succession planning BHP adopts a structured and rigorous approach to Board succession planning to guard against unforeseen departures and facilitate the orderly replacement of current Directors, and oversees the development of a diverse pipeline. This process is continuous, allowing the Board to ensure there is a right balance on the Board between experience and fresh perspectives, and the Board continues to be fit for purpose. As part of this process, John Mogford and Malcolm Broomhead retired from the Board in October 2022 and November 2022 respectively. Before the Board formally appoints a person or puts a person forward for election, the Board, with the assistance of external consultants, will conduct appropriate background and reference checks as to that person’s character, experience, education and criminal and bankruptcy history. The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The letter of appointment defines the role of Directors, including the expectations in terms of independence, participation, time commitment and continuous improvement. Written agreements are in place for all Nonexecutive Directors. 4.4 Director induction, training and development Upon appointment, each new Non-executive Director undertakes an induction program tailored to their needs. Non-executive Directors also undertake an induction program when they join a new Committee, which is tailored to the areas specific to that Committee’s role and the Director’s previous experience. Following the induction program, Non-executive Directors participate in continuous improvement activities through a training and development program, which is overseen by the Nomination and Governance Committee to help ensure that Directors, individually and collectively, develop and maintain the skills and knowledge to assist them in performing their role effectively. The training and development program is periodically reviewed to maximise effectiveness and to ensure it is tailored to Directors’ needs and the Board’s areas of focus. Throughout the year, the Chair discusses development areas with each Director. Board Committees review and agree their needs for more briefings. The benefit of this approach is that induction and learning opportunities can be tailored to Directors’ Committee memberships, as well as the Board’s specific areas of focus. This approach is also intended to ensure a coordinated process for succession planning, Board renewal, training and development and Committee composition. In turn, these processes are relevant to the Nomination and Governance Committee’s role in identifying appropriate Non-executive Director candidates. Examples of activities in the training and development program include: – briefings and development sessions to provide each Director with a deeper understanding of the activities, environment, key issues and direction of the assets, along with broader sustainability, climate-related and geopolitical considerations – site visits to provide insights into key issues at the site and to provide an opportunity for direct engagement with a cross-section of workforce, community members, contractors and other stakeholders – engagement with the Forum on Corporate Responsibility (FCR), which comprises civil society leaders in various fields of sustainability, to discuss FCR members’ views on current and emerging trends and risks 4.5 Director skills, experience and attributes Overarching statement of Board requirements At BHP, we know inclusive and diverse teams are safer and more productive. This is because people in these teams feel safe to speak up, share their ideas and different points of view, and work together to solve problems and make better decisions. The BHP Board is no different, and believes its members should comprise Directors with a broad range of skills and diversity for the Board to: – provide the breadth and depth of understanding necessary to effectively create long-term shareholder value – protect and promote the interests of BHP and the creation of social value – ensure the talent, capability and culture of BHP support the long-term delivery of our strategy Attributes and commitment to role All Directors are expected to comply with Our Code of Conduct, act with integrity, lead by example and promote the desired culture. The Board believes each Non-executive Director has demonstrated the attributes of sufficient time to undertake the responsibilities of the role, honesty and integrity, and a preparedness to question, challenge and critique throughout the year through their participation in Board meetings, and the other activities they have undertaken in their roles. 4 Board composition and succession continued

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 103 Governance Skills matrix The Board, supported by the Nomination and Governance Committee, reviews the skills and diversity represented by the Directors on the Board and determines whether the composition and mix of those skills remains appropriate to achieve BHP’s purpose and strategy. The Board maintains a skills matrix that identifies the skills and experience the Board needs for the next period of BHP’s development, considering BHP’s circumstances and the changing external environment. The Board skills matrix identifies the future-facing skills the Board intends to build, acquire and retain over the medium term in anticipation of its needs as it pursues its strategy of securing growth options in future-facing commodities. The Board skills matrix not only indicates the skills the Board currently possesses, but also provides an illustration of the new skills the Board intends to acquire and indicates the preferred manner in which it intends to acquire them. The Board collectively possesses all the skills and experience set out in the skills matrix, and each Director satisfies the Board requirements and attributes discussed above. 4.6 Diversity BHP has adopted an Inclusion and Diversity Position Statement, which sets out our diversity policy and our priorities to accelerate the development of a more inclusive work environment and to enhance overall workplace diversity. BHP’s Inclusion and Diversity Position Statement is available at bhp.com/careers/inclusion-diversity and is summarised in OFR 6.6 Our aspiration is to achieve gender balance on our Board, among our senior exectives and across our workforce by FY2025. We define gender balance as a minimum 40 per cent women and 40 per cent men, in line with the definitions used by entities such as the International Labour Organization. The Board is responsible for approving the measurable objectives for achieving diversity in the composition of the Board, senior executives and workforce generally and assessing the Group’s progress in achieving those measurable objectives. In FY2023, the Board approved the objective to increase the representation of women across the BHP workforce by 3 per cent from the FY2022 objective of 32.8 per cent. During FY2023, BHP increased the representation of women working at BHP by 2.9 percentage points, with women now representing 35.2 per cent of the global workforce. For more information on our focus areas for diversity during FY2023 and the respective proportions of men and women on the Board, in senior executive positions and across the whole workforce, refer to OFR 6.6. The Board’s composition reflects gender balance and a diversity of experience, education and geographic background. Additional diversity data is also available in the BHP ESG Standards and Databook 2023 available at bhp.com/sustainability Skills and attributes Number of Directors Mining Senior executive who has deep operating or technical mining experience with a large company operating in multiple countries; successfully optimised and led a suite of large, global, complex operating assets that have delivered consistent and sustaining levels of high performance (related to cost, returns and throughput); successfully led exploration projects with proven results and performance; delivered large capital projects that have been successful in terms of performance and returns; and a proven record in terms of health, safety and environmental performance and results. 3 Global experience Global experience gained from working, managing business units and residing in multiple geographies over an extended period of time, including a deep understanding of and experience with global markets, and macro-political and economic environments. 8 Strategy Senior executive who has had accountability for enterprise-wide strategy development and implementation in industries with long cycles, and developing and leading business transformation strategies. 10 Commodity value chain and customers End-to-end value or commodity chain experience – understanding of consumers and customers, marketing demand drivers (including specific geographic markets) and other aspects of commodity chain development. 8 Financial acumen Extensive experience and the capability to evaluate financial statements and understand key financial drivers of the business, bringing a deep understanding of corporate finance and internal financial controls. 10 Operating risk Extensive experience with the development and oversight of complex frameworks focused on the identification, assessment and assurance of operational workplace, health, safety, environmental, climate and community risks. 9 Technology Recent experience and expertise with the development, selection and implementation of leading and business transforming technology and innovation, and responding to digital disruption. 6 Capital allocation and cost efficiency Extensive direct experience gained through a senior executive role in capital allocation discipline, cost efficiency and cash flow, with proven long-term performance. 8 Social value, community and stakeholder engagement Extensive track record of positive external stakeholder engagement, including in relation to community issues and social responsibility. In-depth understanding of public policy, government relations and the intersection between value generation and corporate reputation. 6 Board tenure and diversity Region of nationality Gender diversity Australia 60% Europe/UK 20% North America 20% Female 40% Male 60% Tenure 0 > 3 years 40% 3 > 6 years 60%

104 BHP Annual Report 2023 As at 30 June 2023, 40 per cent of Directors are female and the BHP Board satisfies the target in the UK Listing Rules and the guidance of having at least 30 per cent of Directors of each gender in accordance with the ASX Fourth Edition. BHP also satisfies the UK Listing Rule target of having at least one Director from a minority ethnic background on the Board. BHP does not currently satisfy the UK Listing Rule target that at least one of the senior positions on the Board (which for BHP is the Chair, Chief Executive Officer and Senior Independent Director) is held by a woman. Prior to Gary Goldberg taking on the role of Senior Independent Director in December 2020, that position had been held by a woman since 2015. As part of its succession planning, the Board reviews the skills and diversity (including gender, age, personal strengths and social and ethnic backgrounds) represented by Directors on the Board and determines whether the composition and mix of those skills and diversity remains appropriate to achieve BHP’s purpose and strategy. The tables in Additional information 7 set out the information required under the UK Listing Rules on diversity as at 30 June 2023. The data presented in these tables was collected by requesting all members of the Board, ELT and Group Company Secretary self-report in questionnaires that include the tables prescribed by the UK Listing Rules. 4.7 Board evaluation The Board is committed to transparency in assessing the performance of Directors. The Board conducts regular evaluations of its performance, the performance of its Committees, the Group Chair, Directors and the governance processes that support the Board’s work. An external board evaluation is conducted approximately every three years and was conducted in FY2023. The evaluation assessed the performance of the Board as a whole and its Committees. The scope of the review included Board and Committee performance and effectiveness. It considered the balance of skills, experience, independence and knowledge of the Group on the Board, its diversity and culture, and the operation of governance processes. Review of individual Director performance The Board has adopted a policy for all Non-executive Directors to seek re-election annually. The Board uses the results of Director performance evaluations in considering whether to nominate a Director for re-election by shareholders. In FY2023, an assessment was conducted of each Director’s performance with the assistance of an external service provider that does not have any other connection with the Group or individual Directors. The assessment of Directors focused on the contribution of each Director to the work of the Board and its Committees, and the expectations of Directors as set out in BHP’s governance framework. In addition, the assessment focused on how each Director contributes to Board cohesion and effective relationships with fellow Directors, commits the time required to fulfil their role and effectively performs their responsibilities. Directors were asked to comment on areas where their fellow Directors contribute the greatest value and potential areas for development. The reviewer provided feedback received to the Chair, which was then discussed with Directors. Feedback relating to the Chair was discussed with the Chair by the Senior Independent Director. As a result of these outcomes, the review supported the Board’s decision to recommend each Director standing for re-election. Committee assessments Following an assessment of its work, each Committee concluded that it had met the requirements under its Terms of Reference in FY2023. 5 Board Committees The Board has four standing Committees and has delegated a number of duties to each Committee to assist the Board in exercising its responsibilities and discharging its duties. Each Committee’s Charter sets out the Committee’s roles and responsibilities. These Charters were reviewed and updated in FY2023 as part of the governance review. The aim was to review Board and Committee responsibilities and streamline and modernise the documents in order to best support BHP’s strategy and purpose. The updated Charters took effect from 1 July 2023 and are available at bhp.com/governance. BHP’s Board and Committee governance structure facilitates a considered and integrated approach on key matters, for example: – Climate change is a Board-level issue. The Board is responsible for the governance and oversight of climate change issues, including in relation to our strategic approach, risk management and public disclosures. The Board approves significant social, community and sustainability policies, including those related to climate change and public sustainability goals and targets, and oversees performance against our strategy, goals and targets. The Board is supported by each of its Committees: – The Nomination and Governance Committee reviews and makes recommendations to the Board on the Group’s significant social, community and sustainability policies, including those related to climate change. The Committee also reviews and makes recommendations to the Board on the Group’s public sustainability-related goals and targets. – The Risk and Audit Committee is responsible for assisting the Board in overseeing and reviewing emerging and priority group risks, including those that are climate-related risks, risk management and internal controls. The Risk and Audit Committee also reviews and recommends to the Board public financial disclosures related to sustainability matters including climate change reports and climate transition action plans. – The Sustainability Committee is responsible for assisting the Board with overseeing climate performance and reviews the performance of the Group in relation to climate-related decisions and actions. – The People and Remuneration Committee is responsible for considering and assessing performance measures for the ELT and performance outcomes against those measures. In doing so, the Committee considers recommendations from the Sustainability Committee in relation to health, safety, environment, climate and community measures. – Sexual harassment is a Board-level issue, supported by the Risk and Audit Committee on the risk and compliance aspects and the Sustainability Committee on the safety, operational aspects and security controls. – Technology and cyber risk are Board-level issues, supported by the Risk and Audit Committee, which reviews emerging and principal risks facing the Group, including cyber risk. The Board appoints the members and Chair of each Committee. Only independent, Non-executive Directors can be Committee Chairs. The members and key roles and responsibilities of each Committee are set out below. For Committee attendance and members during FY2023 refer to Directors’ Report 2 4 Board composition and succession continued

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 105 Governance 5.1 Nomination and Governance Committee Members Ken MacKenzie (Chair), Terry Bowen, Gary Goldberg, Christine O’Reilly Key responsibilities/role and focus The Nomination and Governance Committee oversees succession planning and processes, Board and Director performance evaluation, Director training and development, and advises and makes recommendations on the corporate governance framework and practices. Under the updated Charter, from 1 July 2023 the Nomination and Governance Committee also reviews and recommends to the Board for approval the Group’s significant social, community and sustainability policies. This change utilises the existing governance role of the Committee and supports the Board with sustainability-related matters that encompass issues that affect the whole of the Group, including areas of strategy, risk and reporting, people and remuneration. Key activities in FY2023: Succession planning processes – Identification of suitable Non-executive Director candidates – Board and Committee succession – Partnering with search firms regarding candidate searches Evaluation and training – External Board review and Director development – 2023 training and development program Corporate governance practices – Review of Board Governance Document and Committee Charters – Independence of Non-executive Directors – Authorisation of situations of actual or potential conflict – Crisis management 5.2 Risk and Audit Committee Members Terry Bowen (Chair), Xiaoqun Clever, Ian Cockerill, Michelle Hinchliffe, Christine O’Reilly Key responsibilities/role and focus The Risk and Audit Committee oversees and monitors financial reporting, other periodic reporting, external and internal audit, capital management, risk management and internal control, and assists the Board in reviewing emerging and principal risks facing the Group. Key activities in FY2023: Integrity of Financial Statements and funding matters – Accounting matters for consideration, materiality limits, half-year and full-year results – Sarbanes-Oxley Act of 2002 (SOX) compliance – Financial governance procedures – Funding and guarantee updates – Samarco dam failure provision, including related provisions and contingent liabilities – Carrying value of BHP’s assets – Climate-related financial statement and risk disclosures – Closure and rehabilitation provisions – Disputes and litigation updates External Auditor and integrity of the audit process – Status and results of the external audit – Management and External Auditor closed sessions – Audit plan and review of the External Auditor’s performance – External Auditor independence and nonaudit services Effectiveness of systems of internal control and risk management – Reports on the significant risks facing the Group and the Group’s systems of risk management and internal control – Internal audit reports, annual internal audit plan and review of performance of the Internal Audit team – Reports on sexual harassment, serious breaches of business conduct, regulatory compliance and grievance and investigation processes – Reserves and resources updates

106 BHP Annual Report 2023 5.3 Sustainability Committee Members Gary Goldberg (Chair), Ian Cockerill, Catherine Tanna, Dion Weisler Key responsibilities/role and focus The Sustainability Committee oversees the Group’s health, safety, environment, climate and community performance, including implementation of the Group’s strategy, policies and processes in relation to these matters. The Sustainability Committee oversees operational aspects of sustainability decision-making, including on health, safety, environment, climate and community issues, and emerging areas of risk related to the Group’s operations and its engagement with customers, suppliers and communities. Key activities in FY2023: Implementation of strategy, policy and processes – Site visits to engage with partners and stakeholders and gain a greater understanding of the Group’s operations, culture, material risks and risk management processes, and other issues relevant to the specific site – Review of BHP’s performance and processes in relation to health, safety, environment, climate and community matters, including sexual harassment safety controls, Indigenous engagement, cultural heritage, community relations, closure and rehabilitation, biodiversity and human rights Compliance and reporting – Review of sustainability reporting, including consideration of processes for preparation and assurance provided by EY – Review of BHP’s Modern Slavery Statement – Review of BHP’s first Global Industry Standard on Tailings Management public disclosure – Review of internal audit reports and approval of the health, safety, environment, climate and community components of the internal audit plan Performance – Monitoring progress against 2030 goals that relate to health, safety, environment, climate and community – Review of safety and sustainability performance outcomes for the prior financial year, and reviewing and recommending to the People and Remuneration Committee, the proposed measures for the following financial year. – Review of the Health, Safety and Environment (HSE) function and Group HSE Officer 5.4 People and Remuneration Committee Members Christine O’Reilly (Chair), Catherine Tanna, Dion Weisler Key responsibilities/role and focus During FY2023, the Remuneration Committee’s role involved overseeing and monitoring the remuneration framework and practices (including the adoption of incentive plans and levels of reward for the CEO and other ELT members) and compliance with remuneration-related requirements, as well as important functions relating to people, such as the review, at least annually, of remuneration by gender. As of 1 July 2023, the Committee has become the People and Remuneration Committee. Under the revised Charter, the focus on people has been expanded and includes overseeing implementation of the Group’s key strategies and policies relating to people, including for the attraction, recruitment, motivation and retention of employees, remuneration, employee engagement, leadership and talent development, industrial relations and employee conduct. In addition, as of 1 July 2023, the People and Remuneration Committee: – monitors the effectiveness of the Group’s people and culture strategy and makes recommendations to the Board on the Group’s values, Code of Conduct and purpose – reviews reports and metrics on material workforce trends, employee engagement, industrial relations and people governance processes – reviews and makes recommendations to the Board on the Group’s policies on diversity and inclusion, and reviews measurable objectives for achieving diversity below Board level. The Nomination and Governance Committee continues to review and make recommendations to the Board on Boardlevel diversity Key activities in FY2023: Remuneration – Remuneration for the Group Chair – Remuneration for the CEO, other ELT members and the Group Company Secretary – Performance measures, performance levels and incentive award outcomes People – Review of workforce engagement – Review of the alignment of incentives and reward with culture – Review of remuneration by gender Incentive plans – Considering BHP’s various employee incentive plan documents and arrangements, including proposed changes to them For more information on BHP’s remuneration practices and policies, including on hedging BHP shares and equity instruments, please refer to the 2023 Remuneration Report. 5 Board Committees continued

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 107 Governance 6 Management Below the level of the Board, key management decisions are made by the CEO, the ELT, management committees and members of management in accordance with their delegated authority. 6.1 Executive Leadership Team David Lamont BComm, CA Chief Financial Officer David Lamont re-joined BHP and was appointed Chief Financial Officer in December 2020. David is responsible for overseeing the Group’s Reporting, Tax, Treasury, Investor Relations, Risk and Internal Audit teams. David had previously held senior roles at BHP between 2001 and 2006, including Chief Financial Officer of its Carbon Steel Materials and Energy Coal businesses. Prior to re-joining BHP, David was the Chief Financial Officer of ASX-listed global biotech company CSL Limited, and had also served in similar roles at Minerals and Metals Group, OZ Minerals Limited, PaperlinX Limited and Incitec Pivot Limited. Laura Tyler BSc (Geology (Hons)), MSc (Mining Engineering) Chief Technical Officer Laura Tyler joined BHP in 2004 and was appointed Chief Technical Officer in September 2020. Laura is responsible for Minerals Exploration, Centres of Excellence, Technology and Innovation. Laura has previously held senior roles at BHP, including Chief Geoscientist and Asset President of Olympic Dam. Prior to joining BHP, Laura worked for Western Mining Corporation, Newcrest Mining and Mount Isa Mines in various technical and operational roles. Jad Vodopija BA, PGDip (Industrial Relations and Human Resource Management), MComm Chief People Officer Jad Vodopija rejoined BHP in 2019 and was appointed Chief People Officer in July 2022. Jad is responsible for organisational strategy, talent and resource management, leadership development and workforce performance. Jad has previously held senior roles at BHP, including Vice President, Human Resources. Prior to rejoining BHP, Jad was Vice President Human Resources at Orica from 2016, before which she had built her career at BHP and earlier on at Ford Motor Company. Caroline Cox BA (Hons), MA, LLB, BCL Chief Legal, Governance and External Affairs Officer Caroline Cox joined BHP in 2014 and was appointed Chief Legal, Governance and External Affairs Officer in November 2020. Caroline is responsible for Legal, Governance, Ethics and Investigations, Compliance, Communications, Corporate and Government Affairs and Sustainability and Climate Change. Caroline has previously held senior roles at BHP, including Vice President Legal, Group General Counsel, and Group General Counsel & Company Secretary. Prior to joining BHP, Caroline was a Partner at Herbert Smith Freehills. Geraldine Slattery BSc, Physics, MSc, International Management (Oil & Gas) President, Australia Geraldine Slattery joined BHP in 1994 and was appointed President Australia in October 2022. Geraldine leads BHP’s Australian operations in Western Australia, Queensland and New South Wales. Geraldine has previously held senior roles, including President Petroleum from March 2019 to 31 May 2022. Geraldine has more than 28 years of experience with BHP, including as President Petroleum, Asset President Conventional and prior to that in several senior operational and business leadership roles across the Petroleum business in the United Kingdom, Australia and the United States. Johan van Jaarsveld BEng (Chem), MCom, Applied Finance, PhD (Eng), Extractive Metallurgy Chief Development Officer Johan van Jaarsveld joined BHP in 2016 and was appointed Chief Development Officer in September 2020. Johan is responsible for strategy, acquisitions and divestments, securing early-stage growth options and ventures. Prior to joining BHP, Johan held executive positions in resources and finance, including at Barrick Gold Corporation, Goldman Sachs and The Blackstone Group. Edgar Basto BSc, Metallurgy Chief Operating Officer Edgar Basto joined BHP in 1989 and was appointed Chief Operating Officer in October 2022. Edgar is responsible for the BHP Operating System (BOS), BHP’s global Performance and Improvement, Health, Safety and Environment functions and Copper South Australia, including the integration of the former OZ Minerals operations into our business. Edgar has previously held senior roles, including President Minerals Australia, Asset President of Western Australia Iron Ore and Asset President Escondida (Chile). Vandita Pant BCom (Hons), MBA, Business Administration Chief Commercial Officer Vandita Pant joined BHP in 2016 and was appointed Chief Commercial Officer in July 2019. Vandita is responsible for Sales and Marketing, Procurement, Maritime and for developing BHP’s views on global commodities markets and macro trends. Vandita has previously held senior roles at BHP, including Group Treasurer and Head of Europe. Prior to joining BHP, Vandita held a wide range of executive roles with ABN Amro and Royal Bank of Scotland. Ragnar Udd BAppSc (Mining Engineering), MEng, MBA) President Americas Rag Udd joined BHP in 1997 and was appointed President Americas in November 2020. Rag is responsible for BHP’s copper operations in Chile and potash operations in Canada. Rag has previously held senior roles at BHP in operations, logistics, projects and technology, including most recently as Acting Chief Technology Officer and Asset President of BHP Mitsubishi Alliance.

108 BHP Annual Report 2023 6.2 Senior management succession A senior management succession process is conducted to support pipeline stability for critical roles. A talent deep dive is conducted by the Board at least once a year to evaluate these pipelines, including the diversity of the pipeline. Senior management succession is viewed from a five-year perspective that considers the readiness of successors across time horizons, contexts and future capability demands. Select Board members are involved in the interview process for executive-level appointments one level below the CEO and occasionally for roles two levels below the CEO. Appropriate checks are undertaken before appointing a member of the ELT. BHP has a written agreement with each ELT member setting out the terms of their appointment. 7 Shareholders and reporting 7.1 Shareholder and stakeholder engagement BHP shareholder engagement practices BHP engages regularly with our shareholders to understand their views and feedback and we have an investor relations program to provide avenues for effective and timely two-way communication with investors. We encourage shareholders to make their views known to us. Shareholders can contact us at any time through our Investor Relations team, with contact details available at bhp.com. In addition, shareholders can communicate with us and our registrar electronically. Shareholder engagement practices Presentations and briefings We hold a number of presentations and briefings related to financial results, climate change, strategy and other key topics. Presentation materials for briefings and speeches containing new and substantive information are available on our website at bhp.com. Direct engagement We engage directly with institutional shareholders and investor representative organisations around the world to discuss strategy and governance and to enable our management, Board and Committees to be up to date on investor expectations and continuously improve the governance processes of BHP. We also engage directly with retail shareholders and their representatives. In addition to our regular investor meetings program, in FY2023 we held direct engagement sessions on our Industry Association Review and on climate-related financial disclosures to obtain feedback from investors on our approach. Webcasts and Q&A sessions We provide webcasts and Q&A sessions as forums to update shareholders on results or other key announcements. Annual General Meeting Our Annual General Meeting (AGM) provides an opportunity for all investors to hear about BHP’s performance and to question and engage with the Board (see below for more information). Website All relevant corporate governance information, including our Annual Report, is available on our website at bhp.com. All ASX announcements are promptly posted to the website. BHP encourages direct contact from shareholders and our website has a ‘Contact Us’ form for contact with our Investor Relations team. Anyone who is interested in receiving news from BHP can subscribe to receive email alerts. Chair investor meetings The Chair regularly meets with investors to discuss Board priorities and seek shareholder feedback. The People and Remuneration Committee Chair also regularly meets with investors and proxy advisors to discuss remuneration. Our Annual General Meeting We facilitate and encourage shareholder participation at our AGM. The AGM provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. The External Auditor is also available to answer questions at the AGM. Information on our AGM is available at bhp.com/meetings 6 Management continued 6.3 Performance evaluation of executives The performance of executives and other senior employees is reviewed on an annual basis. The annual performance review process considers the performance of executives against criteria designed to capture ‘what’ is achieved and ‘how’ it is achieved. All performance assessments of executives include how effective they have been in undertaking their role and what they have achieved against their specified key performance indicators. A performance evaluation was conducted for all members of the ELT during FY2023. For the CEO, the performance evaluation was led by the Chair of the Board on behalf of all the Non-executive Directors and was discussed with the People and Remuneration Committee and considered by the Board. Before the AGM, shareholders are provided with all material information in BHP’s possession relevant to their decision on whether to elect or re-elect a Director. Copies of the speeches delivered by the Chair and CEO at the AGM are released to the relevant stock exchanges and posted on our website. Proceedings at shareholder meetings are webcast live from our website. Substantive resolutions at general meetings are decided by a poll rather than by a show of hands. A summary of proceedings and the outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available.

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 109 Governance Stakeholder engagement practices 7.2 Market Disclosure BHP is committed to timely and balanced disclosure of market sensitive information. BHP’s Market Disclosure and Communications policy sets out the processes designed to ensure compliance with BHP’s relevant disclosure obligations and outlines the way in which information is communicated to shareholders, the investment community and the market. It outlines how we identify and distribute information to shareholders and market participants and sets out the role of the Disclosure Committee in managing compliance with market disclosure obligations. The Board receives copies of material market announcements promptly after they have been released. Where BHP gives a new and substantive investor or analyst presentation, it releases a copy of the presentation materials to the market ahead of the presentation. The Market Disclosure and Communications policy is available at bhp.com/governance In addition, we have disclosure controls in place for periodic disclosures, including the Operational Review, our results announcements, debt investor documents (such as the prospectus for the Euro or Australian Medium Term Notes) and Annual Report documents, which must comply with relevant regulatory requirements. More information about these verification processes can be found in the Periodic Disclosure – Disclosure Controls document available at bhp.com/governance 8 Culture and conduct Code of Conduct We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others. The Board, together with management, plays a critical role in setting and reinforcing the culture of the Group. Our Code of Conduct is approved by the Board and is based on Our Charter values of Sustainability, Integrity, Respect, Performance, Simplicity and Accountability. It applies to all our Directors, senior executives and employees. Our Code of Conduct includes our policies on speaking up and anti-bribery and corruption, sets out standards of behaviour for our people and is an important statement of the culture at BHP. For more information on our policies on speaking up and our commitment against corruption refer to OFR 6.9 EthicsPoint We have mechanisms in place for anyone to raise a query about Our Code of Conduct or make a report if they feel Our Code of Conduct has been breached. EthicsPoint is our 24-hour confidential reporting tool for reporting misconduct and can be used by employees, contractors and external partners and stakeholders, including members of the public to raise concerns about misconduct that has either happened to them or they have witnessed. All reports received in EthicsPoint are reviewed and categorised by the Ethics team. Once categorised, reports are assigned in accordance with internal policy and processes to an investigator, line leader or appropriate team for resolution. All significant Our Code of Conduct matters and key trends from investigations are reported to the Risk and Audit Committee. These are then reported to the Board as part of its report-out process. For more information on EthicsPoint refer to OFR 6.9 More information on ethics and business conduct is available at bhp.com/ethics Site visits Site visits provide an opportunity for Directors to engage directly with the workforce, community members and contractors. Site visits in FY2023 included to Olympic Dam (August 2022), WAIO (November 2022), Nickel West (February 2023), Escondida, Spence and Samarco (June 2023). Direct engagement with a cross-section of the workforce Directors also have the opportunity to engage directly with team members at Board and Committee meetings, at Director briefing sessions, and during visits to our offices (for example, attendance at the FY2023 HSEC Awards and informal lunches with a cross-section of the workforce). Forum on Corporate Responsibility Engagement with the Forum on Corporate Responsibility provides Directors the opportunity to engage with civil society leaders on their views on key risks and issues facing BHP. Events Various events throughout the year, such as retail shareholder events in Australia and the UK and the AGM, provide opportunities for engagement with a range of partners and stakeholders, including government officials, community members, Traditional Owners and other Indigenous partners and non-government organisations. Stakeholder engagement The Board considers effective stakeholder engagement a key element of its governance and oversight role. The strategic framework, our 2030 goals, our purpose and Risk Appetite Statement reflect the significance of external partners and stakeholders in decision-making. There are multiple ways the views of partners and stakeholders, beyond shareholders, are brought to the Board and its Committees. Examples of reports that are provided to the Board include Employee Perception Survey findings, gender pay gap reports and updates from the CEO and Chief People Officer. In addition, the Risk and Audit Committee and Sustainability Committee receive reports on engagement with regulators. The Risk and Audit Committee receives reports on material litigation and disputes with third parties and complaints raised through the confidential reporting platform, EthicsPoint. The Sustainability Committee also receives updates on Community Perception Survey findings.

110 BHP Annual Report 2023 9 Risk management and assurance 9.2 External audit and financial reporting Integrity of Financial Statements The RAC assists the Board in assuring the integrity of the Financial Statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with accounting standards, stock exchange and legal requirements and the results of the external audit. CEO and CFO assurance For the FY2023 full year and half year, the CEO and CFO have certified that in their opinion, BHP’s financial records have been properly maintained and those Financial Statements present a true and fair view of our financial condition and operating results and are in accordance with accounting standards and applicable regulatory requirements. The CEO and CFO have also certified to the Board that this opinion was formed on the basis of a sound system of risk management and internal control and the system is operating efficiently and effectively. The RAC considered these certifications when recommending the Financial Statements to the Board for approval. External Auditor The RAC manages the relationship with the External Auditor on behalf of the Board. It considers the independence and reappointment of the External Auditor each year, as well as remuneration and other terms of engagement and makes a recommendation to the Board. Evaluation of External Auditor and external audit process The RAC evaluates the objectivity and independence of the External Auditor and the quality and effectiveness of the external audit arrangements, including through: – reviewing the terms of engagement of the External Auditor – considering the external audit plan, in particular to gain assurance that it is tailored to reflect changes in circumstances from the prior year and reviewing the plan during the audit engagement – meeting with the audit partners, particularly the lead audit engagement partners, throughout the year and without management present – discussing with the audit engagement partners the skills and experience of the broader audit team – considering the quality of the External Auditor’s performance following the completion of the audit In addition, the RAC reviews the integrity, independence and objectivity of the External Auditor and assesses whether there is any element of the relationship that impairs or appears to impair the External Auditor’s judgement or independence. The External Auditor also certifies its independence to the RAC. Non-audit services Although the External Auditor provides some non-audit services to the Group, the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken. 9.1 Risk management governance structure Risk governance The Risk and Audit Committee (RAC) oversees and assists the Board in risk management and reviewing the emerging and principal risks facing the Group, including financial and non-financial risks that could threaten the Group’s business model, future performance, solvency, liquidity or reputation. This includes business technology security, cyber risk, climate-related risk and legal and ethical compliance programs. The Board requires the CEO to implement a system of control for identifying and managing risk. The Risk team is accountable for this system, known as BHP’s Risk Framework, and also supports, challenges and verifies risk management activities to give assurance to management and the Board. The Directors, through the RAC, monitor and, at least annually, will review the effectiveness of the Group’s systems of risk management and internal control and make a recommendation to the Board on whether they continue to be sound and whether the Group is operating with due regard to the risk appetite set by the Board. For more information refer to OFR 8 Internal audit The Internal Audit team provides assurance to the Board, CEO and Executive Leadership Team on whether risk management, internal control and governance processes are adequate and functioning. The Internal Audit team is independent of the External Auditor. The RAC evaluates and, if thought fit, approves the Terms of Reference of the Internal Audit team and the annual internal audit plan and monitors the effectiveness of the internal audit activities. The RAC approves the appointment and dismissal of the Chief Audit Officer (which is currently the Chief Risk and Audit Officer) and assesses their performance, independence and objectivity. During FY2023, the Chief Risk and Audit Officer reported directly to the RAC and functional oversight of the Internal Audit team was provided by the Chief Financial Officer. Effectiveness of systems of internal control and risk management In delegating authority to the CEO, the Board has established CEO limits, outlined in the Board Governance Document. These limits require the CEO to ensure there is a system of control in place for identifying and managing risk in BHP. Through the RAC, the Directors regularly review these systems for their effectiveness. These reviews include assessing whether processes continue to meet evolving external governance requirements. The RAC oversees and reviews the internal controls and risk management systems (including procedures, processes and systems for, among other things, budgeting and forecasting, provisions, financial controls, financial reporting and reporting of reserves and resources, compliance, preventing fraud and serious breaches of business conduct, speak-up procedures, and protecting information and data systems). Any material breaches of Our Code of Conduct, including breaches of our anti-bribery and corruption requirements and any material incidents reported under our speak-up procedures are reported quarterly to the RAC by the Chief Compliance Officer. These reports are then communicated to the Board through the report-out process. During FY2023, management presented an assessment of the material risks facing BHP and the effectiveness of the Group’s systems of risk management. The reviews were overseen by the RAC, with findings and recommendations reported to the Board. In addition to considering key risks facing BHP, the Board assessed the effectiveness of internal controls over key risks identified through the work of the Board Committees. Having carried out a review during FY2023, the Board is satisfied with the effectiveness of BHP’s risk management and internal control systems. Environmental and social risks BHP’s risk factors (including material exposure to environmental and social risks) and how we manage these risks are described in OFR 8.

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 111 Governance Pre-approved services The RAC has adopted a policy titled Provision of Audit and Other Services by the External Auditor covering the RAC’s pre-approval policies and procedures to maintain the independence of the External Auditor. The categories of ‘pre-approved’ services are: – Audit services – work that constitutes the agreed scope of the statutory audit and includes the statutory audits of BHP and its entities (including interim reviews). The RAC monitors the audit services engagements and if necessary, approves any changes in terms and conditions resulting from changes in audit scope, Group structure or other relevant events. – Audit-related and other assurance services – work that is outside the scope of the statutory audit but is consistent with the role of the external statutory auditor. This category includes work that is reasonably related to the performance of an audit or review and is a logical extension of the audit or review scope, is of an assurance or compliance nature and is work that the external auditors must or are best placed to undertake and is permissible under the relevant applicable standard. – Tax services – identification of public subsidies and tax incentives and support regarding tax inspections by tax authorities, but only when support from the external auditor or audit firm is required by law. Activities outside the scope of the categories above are not ‘pre-approved’ and must be approved by the RAC prior to engagement, regardless of the dollar value involved. In addition, any engagement for other services with a value over US$250,000, even if listed as a ‘pre-approved’ service, requires the approval of the RAC. All engagements for non-audit services, whether ‘pre-approved’ or not and regardless of the dollar value involved, are reported quarterly to the RAC. While not prohibited by BHP’s policy, any proposed engagement of the External Auditor relating to internal control requires specific prior approval from the RAC. In addition, while the categories of ‘pre-approved’ services include a list of certain pre-approved services, the use of the External Auditor to perform these services will always be subject to our overriding governance practices as articulated in the policy. In addition, the RAC did not approve any services during the year ended 30 June 2023 pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X (provision of services other than audit). Fees paid to BHP’s External Auditor during FY2023 for audit and other services were US$14.230 million, of which 72 per cent comprised audit fees (including in relation to SOX matters), 13 per cent for audit-related fees and 15 per cent for all other fees. No fees were paid in relation to tax services. For information on the fees paid refer to Financial Statements note 36 ‘Auditor’s remuneration’. Our Provision of Audit and Other Services by the External Auditor policy is available at bhp.com/governance Management’s assessment of internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, the effectiveness of BHP’s internal control over financial reporting was evaluated based on the framework and criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of the Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that internal control over financial reporting was effective as at 30 June 2023. BHP acquired 100 per cent of OZ Minerals Limited on 2 May 2023 and therefore, management has excluded this business from its assessment of internal control over financial reporting as of 30 June 2023. Total assets and revenues of this business excluded from the assessment represented approximately 8.4 per cent and 0.6 per cent, respectively, of BHP’s consolidated financial statement amounts as of and for the year ended 30 June 2023. There were no material weaknesses in BHP’s internal controls over financial reporting identified by management as at 30 June 2023 BHP has engaged independent registered public accounting firm, EY, to issue an audit report on our internal control over financial reporting for inclusion in the Financial Statements of the Annual Report and the Annual Report on Form 20-F as filed with the SEC. There were no changes in our internal control over financial reporting during FY2023 that materially affected or were reasonably likely to materially affect our internal control over financial reporting. During FY2023, the RAC reviewed our compliance with the obligations imposed by SOX, including evaluating and documenting internal controls as required by section 404 of SOX. Management’s assessment of disclosure controls and procedures Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at 30 June 2023. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed by BHP, including in the reports it files or submits under the Exchange Act, is recorded, processed, summarised and reported on a timely basis. This information is accumulated and communicated to BHP’s management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, management (including the CEO and CFO) concluded that, as at 30 June 2023, our disclosure controls and procedures are effective in providing that reasonable assurance. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. In the design and evaluation of our disclosure controls and procedures, management was required to apply its judgement in evaluating the costbenefit relationship of possible controls and procedures. 10 US requirements BHP Group Limited is a registrant with the SEC in the United States. It is classified as a foreign private issuer and has American Depositary Shares listed on the NYSE. We have reviewed the governance requirements applicable to foreign private issuers under SOX, including the rules promulgated by the SEC and the rules of the NYSE, and are satisfied that we comply with those requirements. Under NYSE rules, foreign private issuers such as BHP are required to disclose any significant ways our corporate governance practices differ from those followed by US companies under the NYSE corporate governance standards. After a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE-Listed Company Manual followed by US companies, two significant differences were identified: – Rule 10A-3 of the Exchange Act requires NYSE-listed companies to ensure their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the External Auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. Under the terms of our Constitution, our shareholders are ultimately responsible for the appointment and retention of the External Auditor and are required to vote on the appointment of the External Auditor from time to time (as required under Australian law). The RAC remains directly responsible for the compensation and oversight of the work of the External Auditor. – Under Section 303A.08 of the NYSE Listed Company Manual, shareholders must be given the opportunity to vote on all equitycompensation plans and material revisions thereto, with certain exemptions. Under Australian law, BHP Group Limited is not required to provide for shareholder votes on all equity-compensation plans or revisions thereto. Shareholder approval is required for issues of shares to Directors and accordingly is sought only for certain incentive awards to the CEO. The Remuneration Report voted on by shareholders at the Annual General Meeting describes Board and executive remuneration. All incentive programs offered to the Board and/or Executives are intended to comply with our remuneration framework.

Directors' Report

The information presented by the Directors in this Directors' Report relates to BHP Group Limited and its subsidiaries. The Operating and Financial Review (OFR), the Remuneration Report and the 'Lead Auditor's Independence Declaration' are incorporated by reference into and form part of this Directors' Report.

1 Review of operations, principal activities and state of affairs

A review of the operations of BHP during FY2023, the results of those operations during FY2023 and the expected results of those operations in future financial years are set out in the OFR 1–7, 9 and 11. Information on the likely developments in BHP's operations in future years and the expected results of those operations also appears in that section.

We have excluded certain information from the OFR, to the extent permitted by Australian law, on the basis that such information relates to impending developments or matters in the course of negotiation and disclosure would be seriously prejudicial to the interests of BHP. This is because such disclosure could be misleading due to the fact it is premature or preliminary in nature, relates to commercially sensitive contracts, would undermine confidentiality between BHP and our suppliers and clients, or would otherwise unreasonably damage BHP. The categories of information omitted include forward-looking estimates and projections prepared for internal management purposes, information regarding BHP's assets and projects, which is developing and susceptible to change, and information relating to commercial contracts and pricing modules.

Our principal activities, including significant changes in the nature of BHP's principal activities during FY2023 are disclosed in the OFR.

There were no significant changes in BHP's state of affairs that occurred during FY2023 and no significant post balance date events other than as disclosed in the OFR and Financial Statements note 35 'Subsequent events'.

No other matter or circumstance has arisen since the end of FY2023 that has significantly affected or is expected to significantly affect the operations, the results of operations or state of affairs of BHP in future years.

2 Directors

The Directors who served at any time during FY2023 or up until the date of this Directors' Report are listed in the Board and Board Committee attendance table below. Information on the current Directors, including their terms of service, qualifications, experience and special responsibilities, and directorships of other listed companies held in the last three years, is set out in the Corporate Governance Statement. This information is incorporated by reference into and forms part of this Directors' Report.

Director attendances at meetings

The Board meets as often as required. During FY2023, the Board met 15 times.

Members of the Executive Leadership Team and other members of senior management attend meetings of the Board by invitation.

Each Board Committee provides a standing invitation for any Non-executive Director to attend Committee meetings (rather than just limiting attendance to Committee members). Committee agendas and papers are provided to all Directors to ensure they are aware of matters to be considered.

Board and Board Committee attendance in FY2023

	Board	Risk and Audit Committee	Nomination and Governance Committee	People and Remuneration Committee	Sustainability Committee
Terry Bowen	15/15	10/10	5/5		
Malcolm Broomhead[1]	7/7				
Xiaoqun Clever	15/15	10/10			
Ian Cockerill	15/15	10/10			5/5
Gary Goldberg	15/15		5/5		5/5
Mike Henry	15/15				
Michelle Hinchliffe	15/15	10/10			
Ken MacKenzie	15/15		5/5		
John Mogford[2]	6/6				2/2
Christine O'Reilly	15/15	10/10	5/5	5/5	
Catherine Tanna	15/15			5/5	5/5
Dion Weisler	14/15[3]			5/5	5/5

1 Malcolm Broomhead served as a Non-executive Director from 31 March 2010 until his retirement from the Board on 10 November 2022.
2 John Mogford served as a Non-executive Director from 1 October 2017 until his retirement as a member of the Board and the Sustainability Committee on 31 October 2022.
3 Dion Weisler was unable to attend the Board meeting on 9 November 2022 due to a pre-existing commitment.

3 Share interests

Directors' shareholdings

Details of Directors' shareholdings in BHP as at the date of this Directors' Report are shown in the table below. All Directors have met the minimum shareholding requirement under their Terms of Appointment as at 30 June 2023. No rights or options over shares in BHP Group Limited are held by any of the Non-executive Directors. We have not made available to any Directors any interest in a registered scheme.

112 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Director	Number of shares held[1]
Terry Bowen	11,000
Xiaoqun Clever	8,539
Ian Cockerill	14,299
Gary Goldberg	16,000
Mike Henry[2]	677,218
Michelle Hinchliffe	8,508
Ken MacKenzie	58,446
Christine O'Reilly	9,420
Catherine Tanna	10,400
Dion Weisler	7,544

1 The number of shares held refers to shares held either directly, indirectly or beneficially by Directors as at 22 August 2023. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.
2 As at 22 August 2023, Mike Henry also holds 1,010,277 rights and options over shares in BHP Group Limited.

Executive Key Management Personnel

Interests held by members of the Executive Key Management Personnel (KMP) under employee equity plans as at 30 June 2023 are set out in the tables contained in the 'Equity awards' section in the Remuneration Report 5.2.

The table below sets out the relevant interests in shares in BHP Group Limited held directly, indirectly or beneficially, as at the date of this Directors' Report by those senior executives who were Executive KMP (other than the Executive Director) on that date.

Executive KMP member	Number of shares held[1]
Edgar Basto	146,806
David Lamont	86,235
Geraldine Slattery	164,088
Ragnar Udd	131,559

1 The number of shares held refers to shares held either directly, indirectly or beneficially as at 22 August 2023. Where applicable, the information includes shares held in the name of a spouse, superannuation fund, nominee and/or other controlled entities.

4 Share capital and buy-back programs

During FY2023, we did not make any on-market or off-market purchases of BHP Group Limited ordinary shares under any share buy-back program. As at the date of this Directors' Report, there were no current on-market buy-backs.

Some of our executives receive rights over BHP shares as part of their remuneration arrangements. Entitlements may be satisfied by the transfer of existing shares, which are acquired on-market by the Employee Share Ownership Plan Trusts or, in respect of some entitlements, by the issue of shares.

The number of shares referred to in column A below were purchased to satisfy awards made under the various BHP Group employee share schemes during FY2023.

	A	B	C	D
Period	Total number of shares purchased and transferred to employees to satisfy employee awards	Average price paid per share[1] US$	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs[2]
1 Jul 2022 to 31 Jul 2022	–	–	–	–
1 Aug 2022 to 31 Aug 2022	–	–	–	–
1 Sep 2022 to 30 Sep 2022	–	–	–	–
1 Oct 2022 to 31 Oct 2022	–	–	–	–
1 Nov 2022 to 30 Nov 2022	–	–	–	–
1 Dec 2022 to 31 Dec 2022	–	–	–	–
1 Jan 2023 to 31 Jan 2023	–	–	–	–
1 Feb 2023 to 28 Feb 2023	–	–	–	–
1 Mar 2023 to 31 Mar 2023	2,952,003	29.52	–	–
1 Apr 2023 to 30 Apr 2023	–	–	–	–
1 May 2023 to 31 May 2023	–	–	–	–
1 Jun 2023 to 30 Jun 2023	–	–	–	–
Total	**2,952,003**	**29.52**	**–**	**–**

1 The shares were purchased on the ASX and the sale price has been converted into US dollars using the average weekly exchange rate of the week that such purchases took place.
2 BHP Group Limited is able to buy back and cancel BHP Group Limited shares within the '10/12 limit' without shareholder approval in accordance with section 257B of the Australian Corporations Act 2001. Any future on-market share buy-back program would be conducted in accordance with the Australian Corporations Act 2001 and with the ASX Listing Rules.

As at the date of this Directors' Report, there were 15,155,838 unvested equity awards outstanding in relation to BHP Group Limited ordinary shares held by 23,498 holders. The expiry dates of these unvested equity awards range between August 2023 and August 2027 and there is no exercise price. 3,497,366 fully paid ordinary shares in BHP Group Limited were issued as a result of the exercise of rights over unissued shares during or since the end of FY2023. No options over unissued shares or unissued interests in BHP have been granted during or since the end of FY2023 and no shares or interests were issued as a result of the exercise of an option over unissued shares or interests during or since the end of FY2023. For more information refer to Financial Statements note 26 'Employee share ownership plans'. For information on movements in share capital during and since the end of FY2023 refer to Financial Statements note 17 'Share capital'.

BHP | Annual Report 2023 | 113

114 BHP Annual Report 2023 Directors’ Report continued 5 Secretaries Stefanie Wilkinson is the Group Company Secretary. For details of her qualifications and experience refer to Corporate Governance Statement 4.1. Prakash Kakkad, LLB, LPC is also a Company Secretary of BHP Group Limited as at 30 June 2023. Both have experience in a company secretariat role or other relevant fields arising from time spent in other large listed companies or other relevant entities. 6 Indemnities and insurance Rule 146 of the BHP Group Limited Constitution requires the company to indemnify, to the extent permitted by law, each Officer of BHP Group Limited against liability incurred in or arising out of the conduct of the business of BHP or the discharge of the duties of the Officer. The Directors named in 4.1 of the Corporate Governance Statement, the Company Secretaries and other Officers of BHP Group Limited have the benefit of this requirement, as do individuals who formerly held one of those positions. In accordance with this requirement, BHP Group Limited has entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with its Directors. We have a policy that BHP will, as a general rule, support and hold harmless an employee, including an employee appointed as a Director of a subsidiary who, while acting in good faith, incurs personal liability to others as a result of working for BHP. In addition, as part of the arrangements to effect the demerger of South32, we agreed to indemnify certain former Officers of BHP who transitioned to South32 from certain claims and liabilities incurred in their capacity as Directors or Officers of South32. The terms of engagement for certain services include that we must compensate and reimburse EY for, and protect EY against any loss, damage, expense, or liability incurred by EY in respect of third-party claims arising from a breach by BHP of any obligation under the engagement terms. We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees (including former Officers) pursuant to Rule 146 of the Constitution of BHP Group Limited or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees (including former Officers) against certain liabilities (including legal costs) they may incur in carrying out their duties. For this Directors’ and Officers’ insurance, we paid premiums of US$17.2 million excluding taxes during FY2023. No indemnity in favour of a current or former Officer of BHP Group Limited or in favour of the External Auditor, was called on during FY2023. 7 Dividends A final dividend of 80 US cents per share will be paid on 28 September 2023, resulting in total cash dividends determined in respect of FY2023 of 170 US cents per share. For information on the dividends paid refer to Financial Statements note 17 ‘Share capital’ and note 19 ‘Dividends’. 8 Auditors A copy of the declaration given by our External Auditor to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the Professional Code of Conduct for External Auditors is set out in Financial Statements 3. No current Officer of BHP has held the role of director or partner of the Group’s current external auditor. 9 Non-audit services For information on the non-audit services undertaken by BHP’s External Auditor, including the amounts paid for non-audit services, refer to Financial Statements note 36 ‘Auditor’s remuneration’. All non-audit services were approved in accordance with the process set out in the Policy on Provision of Audit and Other Services by the External Auditor. No non-audit services were carried out that were specifically excluded by the Policy on Provision of Audit and Other Services by the External Auditor. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. The reason for this view is that the objectivity and independence of the External Auditor are safeguarded through restrictions on the provision of these services with some services prohibited from being undertaken. For more information about our policy in relation to the provision of nonaudit services by the external auditor refer to ‘External audit and financial reporting’ in our Corporate Governance Statement 9.2. 10 Exploration, research and development Companies within the Group carry out exploration and research and development necessary to support their activities. Details are provided in OFR 5 ‘Our assets’, OFR 9 ‘Performance by commodity’ and Resources and Reserves in the Annual Report. 11 ASIC Instrument 2016/191 BHP Group Limited is an entity to which the Australian Securities and Investments Commission (ASIC) Corporations (Rounding in Financial/ Directors’ Reports) Instrument 2016/191 applies. Amounts in this Directors’ Report and the Financial Statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with ASIC Instrument 2016/191. 12 Proceedings on behalf of BHP Group Limited No proceedings have been brought on behalf of BHP Group Limited, nor has any application been made, under section 237 of the Australian Corporations Act 2001. 13 Performance in relation to environmental regulation BHP seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. We monitor compliance on a regular basis, including through external and internal means, to minimise the risk of non-compliance. For more information on BHP’s performance in relation to health, safety and the environment refer to OFR 6.8, 6.1 and 6.13. For the purposes of section 299 (1)(f) of the Australian Corporations Act 2001, in FY2023 BHP was levied 10 fines in relation to environmental laws and regulations at our operated assets, the total amount payable being US$69,692.39. 14 Additional information BHP Group Limited has a branch registered in the United Kingdom. The Group, through various subsidiaries, has also established branches in a number of other countries. The Directors’ Report is approved in accordance with a resolution of the Board. Ken MacKenzie Mike Henry Chair Chief Executive Officer Dated: 22 August 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Remuneration Report

People and Remuneration Committee Chair letter to shareholders		**116**
1	**Remuneration governance**	**118**
2	**Executive KMP remuneration framework**	**119**
2.1	How the remuneration framework is set	119
2.2	Remuneration framework operation	119
2.3	Remuneration mix	120
3	**Remuneration for the CEO and other Executive KMP**	**121**
3.1	FY2023 remuneration received by the CEO	121
3.2	FY2023 CDP performance outcomes	121
3.3	FY2023 LTIP performance outcomes	125
3.4	Overarching discretion and vesting underpin	125
3.5	LTIP allocated during FY2023	126
3.6	FY2024 remuneration for the CEO and other Executive KMP	126
4	**Remuneration for Non-executive Directors**	**127**
4.1	Remuneration framework of Non-executive Directors	127
4.2	Non-executive Directors' remuneration in FY2023 and FY2024	127
5	**Statutory KMP remuneration and other disclosures**	**128**
5.1	KMP remuneration table	128
5.2	Equity awards	129
5.3	Estimated value range of equity awards	130
5.4	Ordinary shareholdings and transactions	130
5.5	Prohibition on hedging of BHP shares and equity instruments	131
5.6	Share ownership guidelines and the MSR	131
5.7	Transactions with KMP	131

Abbreviation	Item
AGM	Annual General Meeting
CDP	Cash and Deferred Plan
CEO	Chief Executive Officer
DEP	Dividend equivalent payment
ELT	Executive Leadership Team
GHG	Greenhouse gas
HSEC	Health, safety, environment and community
IFRS	International Financial Reporting Standards
KMP	Key Management Personnel
LTIP	Long-Term Incentive Plan
MAP	Management Award Plan
MSR	Minimum shareholding requirement
ROCE	Return on capital employed
S&S	Safety and sustainability
TSR	Total shareholder return



BHP | Annual Report 2023 | 115

116 BHP Annual Report 2023 People and Remuneration Committee Chair letter to shareholders Dear Shareholders, I am pleased to introduce BHP’s Remuneration Report for the financial year to 30 June 2023. During FY2023, the Remuneration Committee (Committee) continued to focus on achieving remuneration outcomes that both fairly reflect the performance of BHP and the contribution of our employees, and are aligned with the interests of shareholders and other key stakeholders. Our approach and framework In a year where we have reported two tragic fatalities, it is important we draw on our performancebased remuneration framework for BHP executives, which reinforces that health and safety is our most pressing priority. Understandably, and with the support of management, there has been an impact on remuneration outcomes from these events. Further detail is provided below. More broadly, the Committee is focused on a remuneration approach that supports the Group’s global strategy and enables us to attract, retain and motivate our executives while incentivising them to build a long-term sustainable and value-adding business. This is critical to delivering the best outcomes for all BHP shareholders. As BHP is a global organisation, the Committee is also mindful of navigating the remuneration priorities and expectations of our executives and shareholders in multiple jurisdictions. At the 2022 AGM, we pleasingly received strong support for our remuneration framework and outcomes, with over 97 per cent voting in favour of the Remuneration Report. FY2023 represents the fourth year of operating our revised remuneration framework and we believe it is continuing to serve shareholders well. The key changes to variable remuneration for the CEO that took effect from 1 July 2019 were to significantly reduce the LTIP grant size from 400 per cent of base salary (on a face value basis) to 200 per cent, and to rebalance to a CDP award with a long-term focus. The CDP award is determined by a balanced scorecard and is delivered one-third as a cash award and two-thirds as an equity award that is deferred equally for two-year and five-year periods. This structure aligns participants’ incentive remuneration with performance over the short, medium and long-term. As of 1 July 2023, the Committee has become the People and Remuneration Committee. The focus on people has expanded and includes overseeing the implementation of the Group’s key strategies and policies relating to people, including for the attraction, recruitment, motivation and retention of employees, remuneration, employee engagement, leadership and talent development, industrial relations and employee conduct. Performance The tragic deaths of two of our colleagues during the year have been deeply felt. Our absolute priority remains to eliminate fatalities and serious injuries at BHP. Our financial results for the year were strong, underpinned by reliable production together with capital and cost discipline as we managed lower commodity prices and inflationary pressures. Our balance sheet is robust and deliberately positioned to support portfolio growth in the commodities the world needs for population growth, urbanisation and decarbonisation. In Canada, our investment in potash progresses at pace with first production at Jansen on track for the latter half of 2026, and we are creating a new copper province in South Australia following the acquisition of OZ Minerals. We are investing strategically in new ideas, technologies and countries through exploration and early-stage copper and nickel prospects to capture future growth opportunities. We continue to build an inclusive, high-performance culture and a more sustainable business, which are key to our future competitiveness and ability to deliver sector-leading returns. Today, more than 35 per cent of our employees are female and we have increased Indigenous representation globally. We are taking action to reduce our operational GHG emissions through renewable electricity supplies and supporting the development of electric trucks, trains and light vehicles. As of today, BHP has among the lowest absolute operational GHG emissions of the major miners. Commodity demand has remained relatively robust in China and India even as developed world economies have slowed substantially. In the near term, China’s trajectory is contingent on the effectiveness of recent policy measures. We expect buoyant growth in India with strong construction activity underpinning an expansion in steelmaking capacity. More broadly, there is increased recognition of the importance of critical minerals and strategies across the globe to incentivise investment in supply and demand, which provides opportunities and challenges. FY2023 CDP The FY2023 CDP scorecard used to assess Mike Henry’s annual performance comprises stretching performance measures based on three elements – safety and sustainability (S&S, referred to in prior years as HSEC), financial and personal performance with respect to delivering a number of group performance elements. The Committee assessed the CEO’s performance against these scorecard elements, which resulted in a FY2023 CDP outcome of 96 per cent against a target of 100 per cent (and 64 per cent of the maximum). Despite strong financial performance and having progressed a number of important strategic objectives, the CEO was uncomfortable with this level of award in the current environment and, having reflected on the two fatalities during the year after a four-year period of no fatalities, expressed his view to the Committee that it should consider a reduced CDP outcome for him of 90 per cent. The Committee took on board this feedback and exercised its downward discretion to determine a final outcome of 90 per cent against a target of 100 per cent (and 60 per cent of the maximum). The Board and Committee believe this outcome is appropriately aligned with BHP’s values, the shareholder experience, and the interests of the Group’s other key stakeholders. For the S&S measures, the outcome took into account the two tragic fatalities at BHP’s operated sites during FY2023. The weighting for significant HSEC events is 10 per cent of a total 25 per cent for the S&S measures. A negative 10 per cent impact was applied (before a further downwards discretion was applied as described above) and resulted in a zero outcome for significant HSEC events in FY2023. The progress in mitigating significant HSEC events during the year has otherwise been sound, with continued progress on the implementation of controls for sexual harassment, but with more to be done. For the sustainability measures within S&S, strong progress was made against both our climate change and Indigenous partnerships targets, and as a consequence of this, the CDP scorecard assessment for the S&S measures overall was 22 per cent out of a target of 25 per cent. For the financial measures, after fully eliminating the impacts of commodity prices during the year, operating performance at our assets was slightly below the challenging targets set at the commencement of the year. The CDP scorecard assessment for the financial measure was 47 per cent out of a target of 50 per cent. The financial measures outcome includes a negative 3 per cent impact from the costs of remediating the two issues relating to employee entitlements and allowances announced on 1 June 2023. These issues, dating back a number of years, afect a number of our current and former employees in Australia. Further detail is discussed in 6.6 People. Based on currently available information, the cost of remediating these issues is estimated to be US$280 million pre-tax, incorporating on-costs including associated superannuation and interest payments and this has been reflected in the Group’s FY2023 financial results. BHP has self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, which is currently undertaking a thorough review of our payroll systems. We will monitor the outcome of the review and engagement with the regulatory authorities and these may consequently impact remuneration outcomes in the future. From a personal contribution perspective, the Committee considered Mike Henry’s performance against his group measures. These included projects and initiatives in respect of social value, people, performance and portfolio. The Committee considered Mike’s performance against his group objectives was slightly ahead of expectations and assessed it as 27 per cent against the target of 25 per cent. Christine O’Reilly Chair, People and Remuneration Committee

Operating and Financial Review | Governance | Financial Statements | Additional Information

The CDP scorecard outcomes for other ELT members and the short-term incentive pool applicable to the majority of BHP employees below the ELT level, were, like the CEO, below the 100 per cent target. For the same reasons as the CEO, the ELT also proposed a moderation to their final CDP outcomes to the Committee for consideration. The Committee considered this input and applied a downwards exercise of discretion to the CDP outcomes for this group, in addition to the zero outcome for significant HSEC events in FY2023.

2018 LTIP award

The vesting outcome for the 2018 LTIP award was 100 per cent. The LTIP performance condition is relative TSR against two separate index measures – a sector peer group and MSCI World Index. BHP outperformed both the sector peer group and the MSCI World Index. The value of the 2018 LTIP award at the time of vesting in 2023 is above the value of the award at the time it was granted in 2018 due to the increase in share price and strong dividends during the five-year vesting period. In terms of value realised, 48 per cent is due to the value at the time the awards were granted and 52 per cent is due to share price appreciation and dividends. This reflects the experience of shareholders over the period.

In considering vesting of the 2018 LTIP award, the Board and Committee have also conducted their normal holistic review of business performance over the five years since the award was granted to ensure this level of vesting was appropriate. More information on the 2018 LTIP vesting outcome, including the five-year holistic business review covering S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct, is included in 3.3 FY2023 LTIP performance outcomes and 3.4 Overarching discretion and vesting underpin.

As noted above, from FY2020, we revised our remuneration framework to reduce the weighting of future LTIP grants in the overall CEO and other Executive KMP remuneration packages. Pre-existing grants remained on foot and vesting of these awards would be determined on the basis of existing service and performance conditions.

More information on the overall remuneration outcomes for the CEO for the year, and how the outcomes are aligned to performance during FY2023, is provided in 3.1 FY2023 remuneration received by the CEO. Having considered the overall remuneration outcome for the CEO carefully, the Committee concluded it was a fair reflection of performance and the experience of shareholders, and the application of any downwards discretion to the vesting of the LTIP was not warranted.

FY2024 remuneration

For FY2024, the Committee determined that the CEO's base salary would increase by 4 per cent, effective 1 September 2023. In making this decision, we have conducted updated benchmarking and considered the external market demand for global senior executive talent. We benchmark the CEO and other executives' remuneration against CEO and executive roles in other global companies of similar complexity, reach and industry, and also have regard to the relative size of comparator companies. This detailed benchmarking ensures BHP's executive remuneration remains competitive to attract, motivate and retain key talented executives and is consistent with the global market.

The Committee considers the CEO's base salary increase to be modest in this context, and it is below the median salary increase applied for other BHP employees. Other components of the CEO's total target remuneration (pension contributions, benefits, CDP and LTIP) remain unchanged and, where relevant, as percentages of base salary. A summary of the CEO's arrangements for FY2024 is set out below.

Fixed remuneration	CDP	LTIP

– Base salary US$1.820 million per annum, an increase of 4% from 1 September 2023.
– Pension contribution 10% of base salary.
	– Target cash award of 80% of base salary (maximum 120%).
	– Plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively.
	– Three performance categories:
	  – S&S – 25%
	  – Financial – 50%
	  – Group – 25%
		– The LTIP grant is based on a face value of 200% of base salary.
		– Our LTIP awards have challenging relative TSR performance hurdles measured over five years.

The majority of the CEO's remuneration package continues to be delivered in BHP equity, not in cash, and the CEO's remuneration is deliberately tied to the performance of the business. In addition, the CEO is required to meet a MSR of five times pre-tax base salary and this applies for two years post-retirement. This ensures the CEO's remuneration is aligned to the experience of BHP's shareholders. As at the date of this Report, the CEO's BHP shareholding is in excess of his MSR.

The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined these would also increase by 4 per cent, effective 1 September 2023. This increase is also based on updated benchmarking data and has regard to the global market for senior executive talent. An additional increase has been determined for Ragnar Udd reflecting his continued strong performance and development in role. Other aspects of other Executive KMP remuneration arrangements remain unchanged.

Remuneration outcomes for the Chair and Non-executive Directors

Fees for the Chair and Non-executive Directors are reviewed annually and are benchmarked against global companies of similar complexity, size, reach and industry. As a consequence of considering the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the following fees will increase with effect from 1 July 2023: the Chair fee and the Non-executive Directors base fee will rise by 5 per cent and the fees for the Senior Independent Director and Chair of the Risk and Audit Committee will rise by 10 per cent. This is the first increase in fees for the Chair and Non-executive Directors since 2011 (and reductions were made in 2015 and 2017). The increases are considered appropriate given current benchmarking and the increased expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. Having conducted this review, it was determined that there was no change required to the fees for other Committee roles or other allowances.

In FY2023, BHP acquired OZ Minerals, and as a consequence, modest fees were paid to certain Non-executive Directors for additional or extra services performed in FY2023 in connection with the acquisition.

Summary

Our approach to executive remuneration is to deliberately align remuneration with performance and provide a significant component as at-risk variable pay. We are confident the outcomes this year are consistent with the performance of BHP and the experience of our shareholders while also recognising our critical need to attract, motivate and retain our executives in order to progress our strategic objectives and deliver the best outcomes for all BHP shareholders.

We look forward to ongoing dialogue with and the support of BHP's shareholders. As always, we welcome your feedback and comments on any aspect of this Report.

Christine O'Reilly
Chair, People and Remuneration Committee

22 August 2023

BHP | Annual Report 2023 | 117

118 BHP Annual Report 2023 1 Remuneration governance Board oversight The Board oversees the structure of remuneration for the Group (including the CEO) and that it is aligned with BHP’s values, purpose, strategy and risk appetite including in relation to non-financial risk and with the longterm interests of BHP and its shareholders. The Board approves the remuneration framework for the Chair, CEO and other members of the ELT on recommendation from the People and Remuneration Committee. No Director or executive is involved in deciding their own remuneration. The objective of the remuneration framework is to: – support the execution of the Group’s business strategy – encourage and sustain a culture aligned to BHP’s values, purpose and risk appetite, including in relation to non-financial risk – provide competitive remuneration, which is linked to performance, to attract, motivate and retain highly skilled executives on a global basis The Board approves the remuneration arrangements and outcomes for the Chair and CEO on recommendation from the Committee. People and Remuneration Committee The Board has established the Committee to support and advise the Board on people and remuneration matters, as set out in the Committee Charter available at bhp.com. Each of the Committee members are independent Non-executive Directors. The current members of the Committee are: Christine O’Reilly (Chair), Catherine Tanna and Dion Weisler. Further detail on the role and focus of the Committee can be found in 5.4 of the Corporate Governance Statement, and details of meeting attendances can be found in 2 Directors’ Report. The Committee has extensive access to members of senior management and regularly invites them to attend meetings to provide reports and updates. However, members of management are not present when decisions are considered or taken concerning their own remuneration. The Committee can also draw on services from a range of external sources, including independent remuneration advisers. The Committee sets the remuneration framework for the Executive KMP, including the CEO. The Committee is briefed on and considers prevailing market and economic conditions where our Executive KMP are based, the competitive environment and the positioning and relativities of pay and employment conditions across the wider BHP workforce. The Committee’s approach to remuneration outcomes is that the fundamental driver should be performance and overall remuneration should be fair to the individual, and remuneration levels should be market competitive and accurately reflect the CEO’s and other Executive KMP’s responsibilities and contributions, while aligning with the expectations of our shareholders and considering the positioning and relativities of pay and employment conditions across the wider BHP workforce. The Committee considers shareholder views and those of the wider community when setting this remuneration framework. We proactively engage directly with our institutional and investor representative shareholders regularly around the world to discuss remuneration and governance matters. This feedback is used as input into decision-making in relation to our remuneration framework and its application and ensures Directors are aware of matters raised and have a deep understanding of current shareholder and other stakeholder views when formulating remuneration decisions. Engagement of independent remuneration advisers The Committee may appoint and instruct expert advisers who are advisers solely to the Committee, including remuneration consultants to assist the Committee with advice in relation to the Group’s remuneration strategy, framework and policies. The Committee may meet with external advisers without management being present. Potential conflicts of interest are taken into account when remuneration consultants are selected and their terms of engagement regulate their level of access to, and require their independence from, BHP’s management. PwC was appointed to act as an independent remuneration adviser in FY2016 and is currently the only remuneration adviser appointed by the Committee. In that capacity, PwC may provide remuneration recommendations in relation to KMP, however, it did not provide any remuneration recommendations in FY2023. Service contracts The terms of employment for the CEO and Executive KMP are formalised in their employment contracts. The current contracts of the CEO and Executive KMP are not fixed term. BHP may choose to terminate a contract on up to 12 months’ notice. BHP can require an executive to work through the notice period or may terminate the individual’s contract immediately by paying base salary plus pension contributions in lieu of the notice period. The CEO and Executive KMP must provide up to 12 months’ notice for voluntary resignation. KMP for FY2023 This Remuneration Report describes the remuneration policies, practices, outcomes and governance for the KMP of BHP during FY2023. At BHP, KMP consists of the Directors (including the CEO), as well as certain members of our ELT who have authority and responsibility for planning, directing and controlling the activities of the Group directly or indirectly. For FY2023, after due consideration, the Committee determined the KMP comprised the following individuals: – Mike Henry, CEO and Executive Director – Edgar Basto, President Minerals Australia from 1 July 2022 to 30 September 2022 and Chief Operating Officer from 1 October 2022 to 30 June 2023. The Chief Operating Officer role is a new position that was created with effect from 1 October 2022 – David Lamont, Chief Financial Officer – Geraldine Slattery, Senior Executive Officer from 1 July 2022 to 30 September 2022 and President Australia from 1 October 2022 to 30 June 2023. The Senior Executive Officer role ceased to exist from 1 October 2022 – Ragnar Udd, President Americas – All Non-executive Directors – for details of Non-executive Directors, including dates of appointment or cessation (where relevant), refer to 2 Directors’ Report These individuals have held their positions and were KMP for the whole of FY2023, unless stated otherwise.

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 119 Governance 2 Executive KMP remuneration framework BHP has an overarching remuneration framework for Executive KMP that guides the Committee’s decisions and is designed to support our strategy and reinforce our culture and values. Market competitive to attract, motivate and retain high-quality and experienced executives Reinforce BHP’s purpose and support the delivery of our strategy and behaviours aligned to Our Charter values Rewards achievement of outperformance that balances long-term sustainability and risk appetitie with shareholder wealth creation Simple and transparent The LTIP is a long-term equity award that focuses executives’ efforts on the achievement of sustainable long-term value creation and success of the Group (including appropriate management of business risks). Approach and link to performance Components Purpose and link to strategy Performance rights. Annual long-term variable pay opportunity allocated as awards of performance rights, which are subject to a five-year relative TSR performance condition. The performance rights are designed to align executives’ reward with sustained shareholder wealth creation in excess of relevant comparator group(s), through the relative TSR performance condition. Relative TSR has been chosen as an appropriate measure as it enables an objective external assessment over a sustained period on a basis that is familiar to shareholders. Market competitive fixed remuneration is paid in order to attract, motivate and retain high-quality and experienced executives, and provide appropriate remuneration for these important roles in the Group. Base salary, pension contributions and benefits. Competitive fixed remuneration is aligned to global complexity, size, reach and industry, and reflects executives’ responsibilities, location, skills, performance, qualifications and experience. Fixed remuneration The CDP is an annual cash and equity award that encourages and focuses executives’ efforts for the relevant financial year on the delivery of the Group’s strategic priorities, balancing financial and nonfinancial performance, to deliver short, medium and long-term success aligned to our purpose and Our Charter, and to motivate executives to strive to achieve stretch performance objectives. Cash and deferred shares. Annual variable pay opportunity provided in cash and two and five-year deferred shares with the outcome determined by the assessment of performance against a balanced scorecard linked to execution of business strategy. A balanced scorecard of short, medium and long-term elements including S&S (25% weighting), financial (50% weighting) and individual performance measures (25% weighting) are chosen on the basis that they are expected to have a significant short, medium and long-term impact on the success of the Group, with appropriate targets for each measure that will appropriately motivate executives to achieve outperformance that contributes to the long-term sustainability of the Group and shareholder wealth creation. CDP LTIP 2.2 Remuneration framework operation These principles are the same as those that apply to other employees, however Executive KMP arrangements have a greater emphasis on and a higher proportion of remuneration that is at-risk as performance-related variable pay. The table below shows the components of our remuneration framework. 2.1 How the remuneration framework is set The four principles that underpin the remuneration framework for Executive KMP are:

2 Executive KMP remuneration framework continued

2.2 Remuneration framework operation continued

	CDP	LTIP
Assessment of performance	A CDP award is determined based on the assessment of each scorecard measure by the Committee and the Board, with guidance provided by other relevant Board Committees (including the Sustainability Committee and Risk and Audit Committee) in respect of S&S, financial and other measures. If performance is below the threshold level for any measure, no CDP award will be provided in respect of that portion of the CDP award opportunity. The Committee retains discretion to adjust all or a part of any CDP award in the event the Committee does not consider the outcomes to be a true reflection of the performance of the Group or considers that individual performance or other circumstances makes this an inappropriate outcome. This is an important mitigation against the risk of unintended award outcomes.	Vesting of the LTIP award is dependent on BHP's TSR relative to the TSR of relevant comparator group(s) over a five-year performance period. Achievement against each TSR hurdle is assessed by the Committee and the Board, based on external data reviewed and confirmed by independent remuneration consultants. 25% of the award will vest where BHP's TSR is equal to the median TSR of the relevant comparator group(s), as measured over the performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100% of the award will vest. Where the TSR performance condition is not met, there is no retesting and awards will lapse. The Committee also retains discretion to lapse any portion or all of the award where it considers the vesting outcome is not appropriate given Group or individual performance, or other circumstances apply that makes the vesting outcome an inappropriate outcome. This is an important mitigation against the risk of unintended outcomes.
Delivery and vesting	CDP awards are provided as cash and two awards of deferred shares, each of equivalent value to the cash award, vesting in two and five years, respectively. Awards of deferred shares comprise rights to receive ordinary BHP shares in the future at the end of the deferral periods. Before the awards vest, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee also has a discretion to settle CDP deferred shares in cash. Vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.	LTIP awards consist of rights to receive ordinary BHP shares in the future if the performance and service conditions are met. Before vesting, these rights are not ordinary shares and do not carry entitlements to ordinary dividends or other shareholder rights; however, a DEP is provided on vested awards. The Committee also has a discretion to settle LTIP awards in cash. Vesting of five-year performance rights under the LTIP is underpinned by a holistic review of performance at the end of the five-year performance period, including a review of S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.
Cessation of employment	On cessation of employment, a 'good leaver'[1] may receive a pro-rated cash award based on performance for that year. For a 'good leaver', their unvested CDP deferred awards generally remain on foot (wholly or in part) unless the Committee determines otherwise. If the executive is not a 'good leaver', all unvested CDP deferred awards will lapse.	On cessation of employment, for a 'good leaver'[1] their unvested LTIP awards generally remain on foot on termination and are pro-rated for the portion of the vesting period served. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions. If the executive is not a 'good leaver', all unvested LTIP awards will lapse.
Malus and clawback	In FY2022 we enhanced our malus and clawback policy. The policy applies to CDP awards (including cash and deferred share awards), MAP awards and LTIP awards. Malus and clawback provisions apply whether or not awards are made in the form of cash or equity, whether or not the equity has vested, and whether or not employment is ongoing. Details of the malus and clawback policy, including circumstances in which it would apply, is set out on page 111 of BHP's 2022 Annual Report.	

1 'Good leaver' treatment may apply where the reason for the cessation of employment with BHP is due to retirement, retrenchment or redundancy, termination by mutual agreement, or such other circumstances that do not constitute resignation or termination for cause.

2.3 Remuneration mix

The diagram below provides the scenarios for the potential total remuneration of the CEO and other Executive KMP at different levels of performance.

Remuneration mix for the CEO and other Executive KMP

Scenario		Fixed remuneration	CDP (cash)	CDP (2 year deferred shares)	CDP (5 year deferred shares)	LTIP
Minimum	CEO and other Executive KMP	100%				
Target	CEO	27%	18%	18%	18%	19%
Target	Other Executive KMP	28%	19%	19%	19%	15%
Maximum	CEO	17%	17%	17%	17%	32%
Maximum	Other Executive KMP	18%	18%	18%	18%	28%

Minimum: Consists of fixed remuneration, which comprises base salary, pension contributions (10 per cent of base salary) and other benefits (notional 10 per cent of base salary), details of which are set out in 5.1 KMP remuneration table.

Target: Consists of fixed remuneration, target CDP (a cash award of 80 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years, respectively) and LTIP. The LTIP value in the chart is based on the fair value of the award, which is 41 per cent of the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP. The potential impact of future share price movements is not included in the value of deferred CDP shares or LTIP awards.

Maximum: Consists of fixed remuneration, maximum CDP (a cash award of 120 per cent of base salary plus two awards of deferred shares each of equivalent value to the cash award, vesting in two and five years respectively), and LTIP (in the chart based on the face value of 200 per cent of base salary for the CEO and 175 per cent for other Executive KMP). The potential impact of future share price movements is not included in the value of deferred CDP shares or LTIP awards.

The maximum opportunity represented above is the most that could potentially be paid for each remuneration component. It does not reflect any intention by the Group to award that amount.

120 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

3 Remuneration for the CEO and other Executive KMP

The amount of remuneration actually received each year depends on the achievement of business and individual performance measures that generate sustained shareholder value. Before deciding on the final incentive outcomes for the CEO and other Executive KMP, the Committee considers the achievement of pre-determined performance conditions. The Committee then applies its overarching discretion to determine what it considers to be a fair and commensurate remuneration level in order to decide if the outcome should be reduced. In this way, the Committee believes it can set a remuneration level for the CEO and other Executive KMP that is sufficient to incentivise and is also fair and commensurate with shareholder expectations and prevailing market conditions.

3.1 FY2023 remuneration received by the CEO

The table below is a voluntary non-statutory disclosure of the remuneration received by the CEO during FY2023 and FY2022. This table is unaudited and differs from the audited remuneration calculated in accordance with the Australian Accounting Standards (refer to 5.1 KMP remuneration table and Financial Statements note 26 'Employee share ownership plans'). This table is designed to provide greater transparency for shareholders and reflects actual remuneration received, with the CDP and LTIP included below representing those amounts that have been received as a consequence of satisfying performance conditions in the relevant financial year.

The difference between the disclosure in the table below and the remuneration disclosed in 5.1 KMP remuneration table relates to the CDP and LTIP. The remuneration calculated in accordance with Australian Accounting Standards requires the fair value of the CDP and LTIP to be calculated at the time of grant and to be amortised over the relevant vesting periods regardless of the performance outcome. This may not reflect what the executive receives. In the table below, the CDP and LTIP values relate to the performance outcomes and actual amount received each year under the CDP (i.e. against the CDP scorecard) and the LTIP (i.e. based on the LTIP vesting outcome).

Details of the components of remuneration are contained in 2 Executive KMP remuneration framework and the values in the table are explained further in the notes below.

US$('000)		Base salary	Benefits[1]	Pension[2]	CDP[3]	LTIP[4]	Total
Mike Henry	**FY2023**	**1,742**	**7**	**174**	**3,762**	**8,032**	**13,717**
	FY2022	1,700	168	170	3,917	9,353	15,308

1 Benefits are non-pensionable and include net movements in leave balances, private family health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.

2 FY2023 and FY2022 pension contributions were provided based on 10 per cent of base salary.

3 The values shown are the full CDP value (cash and deferred equity) earned based on performance during FY2023 and FY2022. The FY2023 CDP award will be provided one-third in cash in September 2023 and two-thirds in deferred equity, with one-third due to vest at the end of FY2025 and one-third due to vest at the end of FY2028 (on the terms of the CDP). The FY2022 CDP award was provided one-third in cash in September 2022 and two-thirds in deferred equity, with one-third due to vest at the end of FY2024 and one-third due to vest at the end of FY2027 (on the terms of the CDP).

4 The LTIP award values for FY2023 and FY2022 are based on the full awards Mike Henry received in 2018 and 2017, respectively, when he was President Operations, Minerals Australia (prior to becoming and with no proration applied for time as CEO), and 100 per cent of the awards vesting. The 2018 LTIP award value in FY2023 is an estimate calculated on the average share price for the month of July 2023 (which will be updated for the actual share price on the vesting date in the 2024 Remuneration Report); whereas the 2017 LTIP award value in FY2022 was calculated on the actual share price on the vesting date (and updated from the 2022 Remuneration Report in which the value was an estimate calculated on the average share price for the month of July 2022).

A revised remuneration framework took effect from 1 July 2019 and significantly reduced the LTIP grant size for the CEO from 400 per cent of base salary (on a face value basis) to 200 per cent and a rebalancing to a CDP award with a long-term focus. As a result, the remuneration for Mike Henry reported above reflects the transition to this structure and includes the full amounts of the CDP award earned during FY2023 and FY2022 (i.e. irrespective that some elements of the CDP award are deferred) together with the full amounts of the pre-existing LTIP awards vesting at the end of FY2023 and FY2022 which were granted in 2018 and 2017, respectively (i.e. when the LTIP award size was double the current grant size).

Had the current remuneration framework been in place when Mike's 2018 and 2017 LTIP awards were granted and a reduced size awarded, the reported LTIP values would have been US$4.016 million for FY2023 and US$4.677 million for FY2022 (instead of US$8.032 and US$9.353 million in the table above). The reported total remuneration would have therefore been US$9.701 million for FY2023 and US$10.632 million for FY2022 (instead of US$13.717 million and US$15.308 million in the table above).

3.2 FY2023 CDP performance outcomes

The Board and the Committee assessed the Executive KMP's CDP outcomes in light of the Group's performance in FY2023 and took into account performance against the measures in each Executive KMP's CDP scorecard.

For the CEO, the Board and the Committee assessment against the CDP scorecard measures resulted in a CDP outcome for FY2023 at 96 per cent against the target of 100 per cent (or 64 per cent against maximum). Despite strong financial performance and having progressed a number of important strategic objectives, the CEO was uncomfortable with this level of award in the current environment and, having reflected on the two fatalities during the year after a four-year period of no fatalities, expressed his view to the Committee that it should consider a reduced CDP outcome for him of 90 per cent. The Committee took on board this feedback and exercised its downward discretion to determine a final outcome of 90 per cent against a target of 100 per cent (and 60 per cent of the maximum).

The CEO's final CDP scorecard outcome for FY2023 is summarised in the following tables, including a narrative description of each performance measure and the CEO's level of achievement, as determined by the Committee and approved by the Board. The level of performance for each measure is determined based on a range of threshold (the minimum necessary to qualify for any reward outcome), target (where the performance requirements are met), and maximum (where the performance requirements are significantly exceeded).

Summary of outcomes for the CEO

Performance measure		Weighting for FY2023	Threshold	Target	Maximum	Percentage outcome Mike Henry
S&S	Significant HSEC events	10%	●			0%
	Sustainability	15%			●	22%
Financial		50%		●		47%
Group		25%		●		27%
Sub-total		100%		●		**96%**
Committee discretion						-6%
Total		100%	●			**90%**

BHP | Annual Report 2023 | 121

122 BHP Annual Report 2023 3 Remuneration for the CEO and other Executive KMP continued 3.2 FY2023 CDP performance outcomes continued Safety and sustainability (S&S) The S&S targets (known as HSEC targets in prior years) for the CEO are aligned to the Group’s 2030 goals. As it has done for several years, when assessing S&S performance against the scorecard targets, the Committee seeks guidance from the Sustainability Committee. The Committee has taken a holistic view of Group performance in critical areas, including considering any additional matters outside the scorecard targets that the Sustainability Committee has provided and considers relevant. The performance commentary below is provided against the significant HSEC events (including fatalities) scorecard targets, which were set on the basis of operated assets only. Scorecard targets No significant health, safety (including fatalities), environment or community events during the year. Performance against scorecard targets – In what is clearly a tragic and unacceptable outcome, we lost two of our colleagues during FY2023, one in February 2023 at Western Australia Iron Ore and one in April 2023 at Olympic Dam. Our imperative is to continue to build our focus on fatality elimination and safety through field leadership, hazard identification and effective risk management. – The weighting of fatalities is 10 percentage points of the total 25 percentage points allocated to the whole S&S category. This results in a zero outcome for this measure. – No other significant health, environment or community incidents occurred during FY2023. Significant HSEC events Measure outcome Zero Scorecard targets Reported Scopes 1 and 2 GHG emissions at our operated assets in FY2023 are at 10.7MtCO2-e. >95% of study phase decarbonisation projects are presented for tollgates or milestones as scheduled. Deliver majority of laboratory scale research scoped for FY2023, progress Memorandum of Understanding (MOU) level commitments to detailed project proposals, and complete design study on the potential for a multiparty consortium. Performance against scorecard targets – For FY2023, we improved on our operational GHG emissions scorecard target of 10.7 MtCO2-e, with an outcome of 9.8 MtCO2-e. This was better than performance of 5% or more below the target, which was required for a maximum outcome. However, having reviewed actual production levels at certain operated assets, the outcome for this measure was determined by the Committee to still be above target, but not quite at a maximum outcome – 100% of study phase decarbonisation projects were progressed as planned, exceeding the scorecard target outcome. A decarbonisation trial in relation to a CAT battery early learner truck was commenced, which was required for a maximum outcome. – The delivery of 100% of laboratory scale research scoped for FY2023 was achieved; MOU level commitments towards GHG emission reduction were achieved, including under agreements with JFE Steel, HBIS Group, ArcelorMittal, Tata Steel, POSCO, Zenith Steel and China Baowu; a design study on the potential for a multiparty consortium was achieved for a carbon capture, utilisation and storage hub and we announced a partnership with Hatch to commence a design study to pilot an electric smelting furnace (all required to achieve the scorecard target). Additionally, we have secured agreements for pilots and trials with customers targeted at enabling the reduction of carbon emission intensity by at least 10% (this being required to achieve a maximum outcome). Climate change The overall outcome against the total S&S measures for FY2023 was 22 per cent out of the target of 25 per cent, with a zero outcome against a target of 10 per cent for the significant HSEC events measure and an outcome of 22 per cent against a target of 15 per cent for sustainability measures. Measure outcome Above target, close to maximum Scorecard targets No significant cultural heritage events during the year. Achieve significant uplift from FY2022 total global spend on Indigenous, Traditional Owner and First Nations vendor procurement, achieve FY2023 Indigenous employment participation targets and release a revised Global Indigenous Peoples Strategy. Performance against scorecard targets – No significant cultural heritage incidents occurred during FY2023. – Indigenous, Traditional Owner and First Nations vendor procurement significantly exceeded targets set with US$333 million in Indigenous procurement spend in FY2023 (a 122% uplift from FY2022). Our overall FY2023 Indigenous employment participation targets were met. We released a revised global Indigenous Peoples Policy Statement following global consultation with Indigenous partners (all required to achieve target). Additionally, we implemented formal mechanisms in all regions to incorporate Indigenous voices in decision making (this being required to achieve a maximum outcome). Indigenous partnerships Measure outcome Maximum The performance commentary below is provided against the sustainability scorecard targets, which were set on the basis of operated assets only

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 123 Governance Financial ROCE is underlying profit after taxation (excluding after-taxation finance costs and exceptional items) divided by average capital employed. ROCE is the key financial measure against which CDP outcomes for our senior executives are measured and is, in our view, a relevant measure to assess the financial performance of the Group for this purpose. While ROCE excludes exceptional items, the Committee reviews each exceptional item to assess if it should be included in the result when determining the ROCE CDP outcome. When we are assessing management’s performance, we make adjustments to the ROCE result to allow for changes in commodity prices, foreign exchange movements and other material items (from the levels assumed in setting the targets) to ensure the assessment appropriately measures outcomes that are within the control and influence of the Group and its executives. Of these, changes in commodity prices have historically been the most material due to volatility in prices and the impact on Group revenue and ROCE. As it has done for several years, the Committee seeks guidance each year from the Risk and Audit Committee when assessing financial performance against scorecard targets. The outcome against the ROCE measure for FY2023 was 47 per cent out of the target of 50 per cent. As noted above, the financial measures outcome includes a negative 3 per cent impact from the costs of remediating the two employee entitlements and allowances issues announced on 1 June 2023. These issues, dating back a number of years, affect a number of our current and former employees in Australia. Further detail is discussed in 6.6 People. Based on currently available information, the cost of remediating these issues is estimated to be US$280 million pre-tax, incorporating on-costs including associated superannuation and interest payments and this has been reflected in the Group’s FY2023 financial results. BHP has self-reported to the Fair Work Ombudsman and engaged Protiviti, a global assurance firm, which is currently undertaking a thorough review of our payroll systems. We will monitor the outcome of the review and engagement with the regulatory authorities and these may consequently impact remuneration outcomes in the future. Scorecard targets For FY2023, the target for ROCE was 29.9%, with a threshold of 25.6% and a maximum of 33.5%. Achievement of the ROCE target will result in a target CDP outcome. The ROCE target considers the upside opportunities and downside risks inherent in BHP’s businesses, and is an outcome the Committee believes would be a level of performance that shareholders would view positively. The maximum and threshold are an appropriate range of ROCE outcomes, given the upside opportunities and downside risks, which represent an upper limit of stretch outperformance that would represent the maximum CDP award, and a lower limit of underperformance below which no CDP award should be made. The performance range around target is subject to a greater level of downside risk than there is upside opportunity, mainly due to physical and regulatory asset constraints. Accordingly, the range between threshold and target is somewhat greater than that between target and maximum. For maximum, the Committee takes care not to create leveraged incentives that encourage executives to push for short-term performance that goes beyond our risk appetite and current operational capacity. The Committee retains and has a track record of applying downward discretion (but not upwards discretion) to ensure the CDP outcome is appropriately aligned with the overall performance of the Group for the year, and is fair and equitable to management and shareholders. Performance against scorecard targets ROCE of 28.8% was reported by BHP for FY2023. Adjusted for the factors outlined below, ROCE is 29.3%, which is slightly below target. The following adjustments were made to ensure the outcomes appropriately reflect the performance of management for the year: – The full elimination of the impacts of movements in commodities prices and exchange rates decreased ROCE by 0.8 percentage points. – Adjustments for other material items made to ensure the outcomes reflect the performance of management for the year increased ROCE by 1.3 percentage points. This was mainly due to the elimination of the negative effect on reported ROCE outcomes of higher asset values in the closing balance sheet due to the acquisition of OZ Minerals late in FY2023. This adjustment was necessary to ensure the basis of the ROCE outcome for CDP purposes was the same as the basis upon which the ROCE target for FY2023 was set. – Having reviewed the FY2023 exceptional items (as described in Financial Statements note 3 ‘Exceptional items’), the Committee determined these should not be considered for the purposes of determining the FY2023 ROCE CDP outcome and that no further action was required in respect of exceptional items. The key driver of the FY2023 ROCE outcome of 29.3% being slightly below the target for FY2023 of 29.9% set at the commencement of the year was the inclusion of the costs of remediating the two employee entitlements and allowances issues announced on 1 June 2023. Otherwise, in Minerals Australia and Minerals Americas, performance was broadly in line with the CDP targets set at the commencement of the year. ROCE Measure outcome Slightly below target

124 BHP Annual Report 2023 3 Remuneration for the CEO and other Executive KMP continued 3.2 FY2023 CDP performance outcomes continued Social value Group measures for the CEO Group measures for the CEO are determined at the commencement of the financial year. The application of group measures remains an important element of effective performance management. These measures seek to provide a balance between the financial and non-financial performance requirements that maintain our position as a leader in our industry. The CEO’s group measures for FY2023 included contribution to BHP’s overall performance and the management team, and the delivery of projects and initiatives within the scope of the CEO role as specified by the Board, as set out in the table below. Scorecard targets Finalise the launch and successful public positioning of the revised global Indigenous Peoples Policy Statement and ensure it is embedded across the business. Performance against scorecard targets – The global Indigenous Peoples Policy Statement was developed and successfully launched following extensive engagement with Traditional Owners and First Nations organisations, investors, and employees. – In conjunction with this, we accelerated mutually beneficial relationships with 12 Traditional Owners and 10 First Nations groups through agreement making programs in support of asset plans. Assets partnered with our Indigenous Engagement teams to progress sensitive cultural heritage issues with Traditional Owners and worked with Traditional Owners to achieve exploration agreements, together with entering into several significant Indigenous partnerships. Overall, the performance of the CEO against the group measures for FY2023 was assessed as slightly ahead of expectations and warranted an outcome of 27 per cent against the target of 25 per cent. People Scorecard targets Increase in female participation by 3 percentage points. Engagement and Perception Survey (EPS) improvement survey-on-survey over the year and substantively improve lower performing teams. Ensure the successful execution of the FY2023 critical programs of work under the Sexual Harassment strategy. Performance against scorecard targets – Female participation increased in FY2023 by 2.9 percentage points to 35.2% at 30 June 2023, compared to 32.3% at 30 June 2022. – Our EPS survey results continue to see us placed in the top quartile of the Global Companies Benchmark, with an improvement survey-on-survey over the year, with engagement increasing 1 percentage point since last year. There was a 25% improvement in lower performing teams, which was a focus for the EPS. – In FY2023, the Sexual Harassment Prevention Project Management Office continued to increase transparency, drive accountability and rigorous governance, incorporate organisational lessons learned and best practice into key programs of work and regularly engage senior management and the Board. Most critical programs of work were delivered, however, there is more to do in respect ofA ctive Bystander and Contractor training. Measure outcome Slightly below target Performance Scorecard targets >90% of BHP Operating System (BOS) deployments completed, >90% Operational Excellence Indicator (OEI) improving assessment-on-assessment for sites in ‘sustain’, and OEI > 40 at end of deployments. Simplification of the capital investment lifecycle, improved culture, capability and standards embedded globally to accelerate improvements in capital efficiency. Deliver material progress on the Brazil strategy. Performance against scorecard targets – Our BOS deployment is ahead of target (94% deployment across assets and functions versus the target of >90%). There has been an improvement in OEI scores assessment-on-assessment for 88% of all sites, while only 80% of sites in sustain (against target of >90%) have shown an improvement. 85% of sites reached an OEI >40 by the end of their deployment. – Initiatives implemented in FY2023 to simplify the investment lifecycle, reduce schedule time and increase efficiency, included simplifying the Our Requirements for Capital Projects standard to reduce review time for less complex projects, deploying a Global Projects Onboarding Tool and deploying a centralised resource hub for projects standards, tools, and templates to improve efficiency and reduce rework. Key capabilities and standards were embedded globally to improve capital efficiency, including the creation of a Global Value Optimisation tool to facilitate the capture of capital efficiency improvements. – Significant progress has been made on the Renova Priority Programs. Over 500 community resettlement cases were completed. More than 94,000 compensation payments have been made and 301,000 compensation claims closed. In relation to Samarco’s judicial reorganisation, negotiations with a group of Samarco’s lenders have resulted in an ‘in principle’ agreement which will form the basis for a resolution of the reorganisation. Measure outcome Slightly below target Measure outcome Above target Scorecard targets Execute against the strategy and plan with respect to OZ Minerals as agreed by the Board. Progress growth levers: – investments in early-stage future-facing commodity growth options; – develop and embed Innovation options in the business plan; – accelerate Jansen Stage 2; and – continue to build the exploration pipeline and commence exploration activities in new areas. Performance against scorecard targets – The OZ Minerals acquisition was successfully executed via a Scheme of Arrangement with an approval from OZ Minerals shareholders. Day one proceeded to plan with safe and stable operations. The critical milestones of the first payroll and first month-end reporting also ran smoothly. Integration is on track, with a strong focus on people and synergies. – Progress has been positive with respect to growth levers. We evaluated over 10 opportunities which led to the completion of 4 investments in future-facing commodities. In the Innovation space 2 initiatives moved from the develop stage to the demonstrate phase. The Jansen Stage 2 identification phase study was approved in October 2022. There has been strong progress in exploration screening activities and physical exploration work has commenced in 5 new search spaces. Portfolio Measure outcome Above target

Operating and Financial Review | Governance | Financial Statements | Additional Information

The CDP performance measures for other Executive KMP for FY2023 are similar to those of the CEO outlined above. However, for the other Executive KMP, the weighting of each performance measure will vary to reflect the focus required from each Executive KMP role. As with the CEO, individual performance measures are determined at the start of the financial year. These include the other Executive KMP's contribution to the delivery of projects and initiatives within the scope of their role and the overall performance of the Group. Individual performance of other Executive KMP was reviewed against these measures by the Committee and, on average, were considered to have largely met expectations but warranted an outcome slightly below target. For the same reasons as the CEO, the ELT also proposed a moderation to their final CDP outcomes for consideration. The Committee considered this input and applied a downwards exercise of discretion to the CDP outcomes for this group, in addition to the zero outcome for significant HSEC events in FY2023.

The diagram below represents the FY2023 CDP weightings and outcomes against the original scorecard for other Executive KMP.

Performance categories		Other Executive KMP with region responsibility	Other Executive KMP without region responsibility	Threshold	Target	Maximum
S&S	Group	12.5%	25%			
	Region	12.5%	0%			
Financial	Group	25%	50%			
	Region	25%	0%			
Individual		25%	25%			

● BHP ● Minerals Australia ● Minerals America

3.3 FY2023 LTIP performance outcomes

The five-year performance period for the 2018 LTIP award for relevant Executive KMP ended on 30 June 2023. Vesting is subject to the achievement of the relative TSR performance conditions and any discretion applied by the Committee (refer to 3.4 Overarching discretion and vesting underpin).

For the 2018 LTIP award to vest in full, BHP's TSR over the performance period from 1 July 2018 to 30 June 2023 must have been at or exceeded the 80th percentile of the Sector Group TSR and the MSCI World Index TSR (World TSR). TSR includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends).

BHP's TSR performance was positive 128.4 per cent over the five-year period from 1 July 2018 to 30 June 2023. This is above the 80th percentile of the Sector Group TSR of positive 97.3 per cent and above the 80th percentile of the World TSR of positive 92.0 per cent over the same period. This level of performance results in 100 per cent vesting for the 2018 LTIP award. The value of the CEO's vested 2018 LTIP award has been reported in 3.1 FY2023 remuneration received by the CEO.

The graph below shows BHP's performance relative to comparator groups.


BHP vs. Sector Group and MSCI World TSR over 2018 LTIP cycle
TSR since 1 July 2018 (%)
160%
120%
80%
40%
0%
–40%
June 18
June 19
June 20
June 21
June 22
June 23
Years ended 30 June
BHP TSR
Sector Group 50th percentile TSR
Sector Group 80th percentile TSR
World (MSCI) 50th percentile TSR
World (MSCI) 80th percentile TSR

The value of the 2018 LTIP award at the time of vesting in 2023 is higher than the value of the award at the time it was granted in 2018. The share price has risen appreciably during the five-year period and there have been strong dividends. Of the value realised, 48 per cent is due to the value at the time the awards were granted and 52 per cent is due to share price appreciation and dividends. This value increment due to share price appreciation and dividends is consistent with the experience of shareholders over the period.

3.4 Overarching discretion and vesting underpin

The rules of the CDP and LTIP and the terms and conditions of the awards provide the Committee with an overarching discretion to reduce the number of awards that will vest, notwithstanding that the performance conditions or the relevant service conditions have been met.

This overarching discretion is a holistic, qualitative judgement and is applied as an underpin test before final vesting is confirmed. It is an important risk management tool to ensure vesting is not simply driven by a formula or the passage of time that may give unexpected or unintended remuneration outcomes.

The Committee considers its discretion carefully each year ahead of the scheduled vesting of CDP and LTIP equity awards in August. It considers performance holistically over the five-year period, including a five-year 'look back' on S&S performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. For the five years from FY2019 to FY2023, the Committee noted BHP's continued progress in S&S outcomes (noting, however, the two fatalities in the current year have been taken into account in determining CDP outcomes for FY2023), strong

BHP | Annual Report 2023 | 125

3 Remuneration for the CEO and other Executive KMP continued

3.4 Overarching discretion and vesting underpin continued

operational performance with improving production and cost performance, and significant returns to shareholders, together with no governance or conduct issues of note.

Firstly, in respect of the vesting of CDP two-year deferred shares (granted in November 2021 in respect of performance in FY2021), the Committee did not identify any reason to exercise its downwards discretion. The Committee noted the two employee entitlements and allowances issues announced on 1 June 2023, including the impact on CDP outcomes for FY2023, and intends to monitor the outcome of the review underway and engagement with the regulatory authorities and this may consequently impact remuneration outcomes in the future.

Secondly, in respect of the vesting of the 2018 LTIP five-year performance rights, the formulaic outcome of the 2018 LTIP was 100 per cent vesting. Having undertaken the 'look back' review described above, the Committee concluded the vesting outcome was appropriate given Group and individual performance, and that no reasons were identified to warrant the exercise of its downwards discretion. There is no upwards discretion available to the Committee in respect of the LTIP and the overarching discretion may only reduce the number of awards that may vest.

3.5 LTIP allocated during FY2023

Following shareholder approval at the 2022 AGM, 118,853 LTIP awards (in the form of performance rights) were granted to the CEO on 22 November 2022. The face value of the CEO's award was 200 per cent of his base salary of US$1.750 million at the time of grant. The fair value of the awards is ordinarily calculated by multiplying the face value of the award by the fair value factor of 41 per cent (for the current plan design, as determined by the independent adviser to the Committee). The 118,853 LTIP awards for the CEO was determined based on the US$ face value of the LTIP awards of US$3.500 million and calculated using the average share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2022. LTIP awards granted to other Executive KMP during FY2023 were determined on the same basis as described above for the CEO, except that awards for other Executive KMP had a face value of 175 per cent of base salary.

In addition to the LTIP terms set out in 2 Executive KMP remuneration framework, the Committee determined the following terms for the 2022 LTIP:

Performance period	– 1 July 2022 to 30 June 2027
Performance conditions	– Vesting is conditional on two relative TSR performance measures. – An averaging period of six months will be used in the TSR calculations. – BHP's TSR relative to the median TSR of the MSCI World Metals and Mining Index (Sector Group TSR) and the MSCI World Index (World TSR) will determine the vesting of 67% and 33% of the award, respectively. – For each portion of the award to vest in full, BHP's TSR must be at or exceed the 80th percentile of the Sector Group TSR or the World TSR (as applicable). Threshold vesting (25% of each portion of the award) occurs where BHP's TSR equals the 50th percentile (i.e. the median) of the Sector Group TSR or the World TSR (as applicable). Vesting occurs on a sliding scale between the 50th and 80th percentiles.

3.6 FY2024 remuneration for the CEO and other Executive KMP

The remuneration for the CEO and other Executive KMP in FY2024 will be in accordance with 2.2 Remuneration framework operation and the main elements are set out in the table below.

Base salary	CDP	LTIP
Base salaries are reviewed and benchmarked annually against external market demand for senior executive talent to ensure they remain competitive. Following the review, if the Board and Committee assess and determine a base salary increase should apply to the CEO and/or other Executive KMP, the increase will be applicable from 1 September. For FY2024, the Committee determined that the CEO's base salary would increase by 4%, effective 1 September 2023, to US$1.820 million. The Committee has also reviewed the base salaries and total target remuneration packages for other Executive KMP. The Committee determined these would also increase by 4%, effective 1 September 2023. An additional increase of 5.7% has been determined for Ragnar Udd reflecting his continued strong performance and development in role.	The Board and the Committee set the CEO CDP scorecard performance categories and measures each year. For FY2024, the balanced scorecard includes S&S measures (25% weighting) such as significant events, safety, climate change and Indigenous partnerships, a ROCE financial measure (50% weighting), and group and individual measures (25% weighting) relating to projects and initiatives in respect of people, performance and portfolio. The specific group and individual performance measures vary for Executive KMP to reflect the focus required from each of them in their role. Notably, certain S&S, group and individual measures have a long-term focus where they are set with a view to achieving longer-term ambitions. For example, annual GHG emission reduction targets are aligned to the ultimate achievement of BHP's medium-term target of at least a 30% reduction in operational GHG emissions from FY2020 levels by FY2030, however, progress towards this is not expected to be linear. As a consequence, vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, allowing for performance against the longer-term ambitions to be considered.	The FY2024 LTIP award for the CEO has a maximum face value of US$3.640 million, being 200% of the CEO's base salary at the time of grant. The number of LTIP awards expected to be granted in FY2024 is 125,124 and has been determined using the share price and US$/A$ exchange rate over the 12 months up to and including 30 June 2023. The granting of this LTIP award is subject to the approval of shareholders at the 2023 AGM. If approved, the award will be granted following the AGM (i.e. in or around November 2023, subject to securities dealing considerations). The FY2024 LTIP award will use the same performance and service conditions as the FY2023 LTIP award. LTIP awards granted to other Executive KMP during FY2024 will be calculated on the same basis as described above for the CEO, except that awards for other Executive KMP will have a maximum face value of 175%.

126 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

4 Remuneration for Non-executive Directors

Our remuneration framework for Non-executive Directors aligns with the Australian Securities Exchange Corporate Governance Council's Principles and Recommendations (4th Edition).

4.1 Remuneration framework of Non-executive Directors

The following table shows the components for Non-executive Directors' remuneration. Non-executive Directors are not eligible to participate in any CDP or LTIP awards.

	Fees	Benefits
Purpose and link to strategy	Competitive fees are paid in order to attract and retain high-quality individuals, and to provide appropriate remuneration for the role undertaken. Fees are set at a competitive level based on benchmarks and advice provided by external advisers.	Competitive benefits are paid in order to attract and retain high-quality individuals and adequately remunerate them for the role undertaken, including the considerable travel burden.
Components	The Chair is paid a single fee for all responsibilities. Non-executive Directors are paid a base fee and relevant committee membership fees. Committee Chairs and the Senior Independent Director are paid an additional fee to reflect their extra responsibilities. All fee levels are reviewed annually and any changes are ordinarily effective from 1 July. Fee levels reflect the size and complexity of the Group and the geographies where the Group operates. The economic environment and the financial performance of the Group are taken into account. Consideration is also given to salary reviews across the rest of the Group. Where the payment of pension contributions is required by law, these contributions are deducted from the Director's overall fee entitlements.	Travel allowances are paid on a per-trip basis reflecting the considerable travel burden imposed on members of the Board as a consequence of the global nature of the organisation and apply when a Director needs to travel to attend a Board meeting or site visits at our multiple geographic locations. As a consequence of our prior dual listed company structure, Non-executive Directors are required to prepare personal tax returns in Australia and the UK, regardless of whether they reside in one or neither of those countries. They are accordingly reimbursed for the costs of personal tax return preparation in whichever of the UK and/or Australia is not their place of residence (including payment of the tax cost associated with the provision of the benefit).

Letters of appointment

The Board has adopted a letter of appointment that contains the terms on which Non-executive Directors will be appointed, including the basis upon which they will be indemnified by the Group. The Board has adopted a policy under which all Non-executive Directors must seek re-election at the AGM each year. As a result of requiring re-election each year, Non-executive Directors do not have a fixed term in their letter of appointment.

The maximum aggregate fees payable to Non-executive Directors (including the Chair) were approved by shareholders at the 2008 AGMs at US$3.800 million per annum. This sum includes base fees, Committee fees and pension contributions. Travel allowances and non-monetary benefits are not included in this limit.

Payments on early termination or loss of office

There are no provisions in any of the Non-executive Directors' appointment arrangements for compensation payable on early termination of their directorship. A Non-executive Director may resign on reasonable notice. No payments are made to Non-executive Directors on loss of office.

4.2 Non-executive Directors' remuneration in FY2023 and FY2024

The remuneration for the Non-executive Directors was paid in FY2023 and will be paid in FY2024 in accordance with the remuneration framework set out above. Fee levels for the Non-executive Directors and the Chair are reviewed annually. The review includes benchmarking against peer companies, with the assistance of external advisers (but not by the Committee-appointed independent remuneration adviser).

As a consequence of considering the updated benchmarking, global market positioning and peer company relativities, a decision has been made that the following fees will increase with effect from 1 July 2023: the Chair fee and the Non-executive Directors base fee will rise by 5 per cent and the fees for the Senior Independent Director and Chair of the Risk and Audit Committee will rise by 10 per cent. This is the first increase in fees for the Chair and Non-executive Directors since 2011 (and reductions were made in 2015 and 2017). The increases are considered appropriate given current benchmarking and the increased expectations, accountabilities and workloads of each of the Chair and Non-executive Directors. Having conducted this review, it was determined that there was no change required to the fees for other Committee roles or other allowances.

The below table sets out the annualised total remuneration and total fixed fees for both FY2023 and FY2024 (including the increases from 1 July 2023). Non-executive Directors do not have any performance-based at-risk remuneration or receive any equity awards as part of their remuneration, therefore the totals shown below are total remuneration and total fixed fee.

Levels of fees and travel allowances for Non-executive Directors (in US$)	FY2023	FY2024
Base annual fee	160,000	168,000
Plus additional fees for:		
Senior Independent Director	48,000	53,000
Committee Chair:		
Risk and Audit	60,000	66,000
People and Remuneration	45,000	45,000
Sustainability	45,000	45,000
Nomination and Governance	No additional fee	No additional fee
Committee membership:		
Risk and Audit	32,500	32,500
People and Remuneration	27,500	27,500
Sustainability	27,500	27,500
Nomination and Governance	18,000	18,000
Travel allowance:[1]		
Less than 10 hours	7,000	7,000
10 hours or more	15,000	15,000
Chair's fee	880,000	925,000

1 In relation to travel for Board and shareholder meetings, the time thresholds relate to a flight time in excess of three hours to travel to the meeting location (i.e. one way flight time). Only one travel allowance is paid per round trip.

BHP | Annual Report 2023 | 127

5 Statutory KMP remuneration and other disclosures

5.1 KMP remuneration table

The table below has been prepared in accordance with relevant accounting standards. Remuneration data for KMP are for the periods of FY2022 and FY2023 that they were KMP. More information on the framework and operation of each element of remuneration is provided earlier in this Report.

Share-based payments

The figures included in the shaded columns of the statutory table below for share-based payments were not actually provided to the Executive KMP, including the CEO, during FY2023 or FY2022. These amounts are calculated in accordance with accounting standards and are the amortised IFRS fair values at grant date of equity and equity-related instruments that have been granted to the executives. For information on awards that were allocated and vested during FY2023 and FY2022 refer to 5.2 Equity awards.

		Short-term benefits				Post-employment benefits	Share-based payments		
US$('000)	Financial year	Base salary/ fees[1]	Annual cash incentive[2]	Non-monetary benefits[3]	Other benefits[4]	Retirement benefits[5]	Value of CDP awards[2,6]	Value of LTIP awards[6]	Total
Executive Director									
Mike Henry	**FY2023**	**1,742**	**1,254**	**7**	**–**	**174**	**2,107**	**2,206**	**7,490**
	FY2022	1,700	1,306	168	–	170	1,890	2,297	7,531
Other Executive KMP									
Edgar Basto	**FY2023**	**975**	**704**	**2**	**–**	**98**	**1,030**	**820**	**3,629**
	FY2022	950	646	45	–	95	698	786	3,220
David Lamont	**FY2023**	**975**	**733**	**15**	**–**	**98**	**960**	**608**	**3,389**
	FY2022	950	730	37	300	95	615	1,754	4,481
Geraldine Slattery	**FY2023**	**950**	**665**	**113**	**400**	**95**	**1,117**	**947**	**4,287**
	FY2022	850	700	–	695	128	1,019	856	4,248
Ragnar Udd	**FY2023**	**917**	**711**	**49**	**–**	**92**	**911**	**748**	**3,428**
	FY2022	850	653	32	–	85	576	676	2,872
Non-executive Directors									
Terry Bowen	**FY2023**	**241**	**–**	**–**	**40**	**17**	**–**	**–**	**298**
	FY2022	248	–	–	32	15	–	–	295
Malcolm Broomhead[7]	**FY2023**	**61**	**–**	**–**	**15**	**6**	**–**	**–**	**82**
	FY2022	165	–	–	31	12	–	–	208
Ian Cockerill	**FY2023**	**208**	**–**	**–**	**106**	**12**	**–**	**–**	**326**
	FY2022	233	–	–	61	–	–	–	294
Xiaoqun Clever	**FY2023**	**181**	**–**	**–**	**79**	**12**	**–**	**–**	**272**
	FY2022	193	–	–	18	–	–	–	211
Anita Frew[7]	FY2022	81	–	–	2	–	–	–	83
Gary Goldberg	**FY2023**	**284**	**–**	**–**	**101**	**–**	**–**	**–**	**385**
	FY2022	301	–	–	71	–	–	–	372
Michelle Hinchliffe[8]	**FY2023**	**186**	**–**	**–**	**37**	**6**	**–**	**–**	**229**
	FY2022	64	–	–	30	–	–	–	94
Susan Kilsby[7]	FY2022	69	–	–	16	–	–	–	85
Ken MacKenzie	**FY2023**	**863**	**–**	**–**	**63**	**17**	**–**	**–**	**943**
	FY2022	863	–	–	32	17	–	–	912
John Mogford[7]	**FY2023**	**63**	**–**	**–**	**33**	**–**	**–**	**–**	**96**
	FY2022	234	–	–	17	–	–	–	251
Christine O'Reilly	**FY2023**	**268**	**–**	**–**	**55**	**–**	**–**	**–**	**323**
	FY2022	276	–	–	32	–	–	–	308
Catherine Tanna[8]	**FY2023**	**198**	**–**	**–**	**52**	**17**	**–**	**–**	**267**
	FY2022	49	–	–	30	4	–	–	83
Dion Weisler	**FY2023**	**198**	**–**	**–**	**55**	**17**	**–**	**–**	**270**
	FY2022	191	–	–	32	14	–	–	237

1 Base salaries and fees shown in this table reflect the amounts paid over the 12-month period from 1 July 2022 to 30 June 2023 for each Executive KMP and Non-executive Director. In FY2023 the Executive KMP base salaries were increased from 1 September 2022 as follows: David Lamont's to US$0.980 million, Edgar Basto's to US$0.980 million, Ragnar Udd's to US$0.930 million. Geraldine Slattery's base salary increased to US$0.875 million from 1 September 2022 and she was then appointed as President Australia on 1 October 2022 on a base salary of US$0.980 million. In FY2023, the fees for the following Non-executive Directors include special exertion fees for additional services they performed in connection with the acquisition of OZ Minerals: Terry Bowen received an additional fee of US$20,000 as Chair of the Transaction Committee and Christine O'Reilly and Gary Goldberg received US$12,500 each and Malcolm Broomhead received US$8,500 as members of the Transaction Committee.

2 Annual cash incentive in this table is the cash portion of CDP awards each Executive KMP earned in respect of performance during each financial year. CDP is provided one-third in cash and two-thirds in deferred equity (which are included in the Share-based payments columns of the table). The cash portion of CDP awards is paid in September of the year following the relevant financial year. The minimum possible value awarded to each individual is nil and the maximum is 360 per cent of base salary (120 per cent in cash and 240 per cent in deferred equity). For FY2023, Executive KMP earned the following CDP awards as a percentage of the maximum (the remaining portion has been forfeited): Mike Henry 60 per cent, Edgar Basto 60 per cent, David Lamont 63 per cent, Geraldine Slattery 58 per cent, and Ragnar Udd 65 per cent.

3 Non-monetary benefits are non-pensionable and include items such as net leave accruals, private family health insurance, car parking, fringe benefits tax and personal tax return preparation in required countries.

4 Other benefits are non-pensionable and for FY2023 include a one-off relocation allowance (with no trailing entitlements) provided to Geraldine Slattery relating to her international relocation from the United States to Australia. For FY2022, other benefits include a sign-on award provided to David Lamont on commencement of employment; an encashment of annual leave entitlements under the US annual leave policy for Geraldine Slattery, together with a retention award for Geraldine to ensure her services were retained by BHP after the August 2021 announcement of the merger of the Petroleum business with Woodside. The majority of the amounts disclosed for benefits for Non-executive Directors are usually travel allowances (amounts of between US$nil and US$105,000 for FY2023) however, the COVID-19 pandemic restricted Non-executive Director travel during FY2022. For FY2023, amounts of between US$nil and US$3,000 are included in respect of tax return preparation; and amounts of between US$nil and US$1,400 are included in respect of the reimbursement of the tax cost associated with the provision of taxable benefits.

5 Retirement benefits for each Executive KMP in FY2022 and FY2023 were 10 per cent of base salary as per the remuneration framework, with the exception of the retirement benefits reported for Geraldine Slattery of 15 per cent of base salary for FY2022 in accordance with prior remuneration framework. Non-executive Director fees are inclusive of minimum superannuation contributions of up to 10.5 per cent of remuneration for FY2023 in accordance with Australian superannuation legislation. No other pension contributions were paid.

6 The IFRS fair value of CDP and LTIP awards is estimated at grant date. Refer to Financial Statements note 26 'Employee share ownership plans'.

7 The FY2023 remuneration for Malcolm Broomhead and John Mogford relates to part of the year only, as they retired from the Board on 10 November 2022 and 31 October 2022, respectively. The FY2022 remuneration for Anita Frew and Susan Kilsby relates to part of the year only, as they retired from the Board on 11 November 2021.

8 The FY2022 remuneration for Michelle Hinchliffe and Catherine Tanna relates to part of the year only, as they joined the Board on 1 March 2022 and 4 April 2022 respectively.

128 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

5.2 Equity awards

The interests held by Executive KMP under the Group's employee equity plans are set out in the table below. Each equity award is a right to acquire one ordinary share in BHP Group Limited upon satisfaction of the vesting conditions. Our mandatory minimum performance requirements for securities dealing governs and restricts dealing arrangements and the provision of shares on vesting or exercise of awards. No interests under the Group's employee equity plans are held by related parties of Executive KMP.

Approval from BHP's shareholders for the issue of equity awards to the CEO under the CDP and LTIP was obtained under ASX Listing Rule 10.14 at the 2022 AGM.

DEP applies to awards provided to Executive KMP under the CDP and LTIP as detailed in 2 Executive KMP remuneration framework. No DEP is payable on MAP awards previously provided to Executive KMP.

Executive KMP received or will receive awards under the CDP and LTIP. The terms and conditions of CDP and LTIP awards, including the performance conditions, are described in 2 Executive KMP remuneration framework.

BHP senior management who are not KMP receive awards under the MAP. While no MAP awards were granted to Executive KMP after becoming KMP, as noted in the table below, Edgar Basto, Geraldine Slattery and Ragnar Udd still hold MAP awards that were allocated to them prior to commencing their Executive KMP service.

									Market price on date of:			
Award type	Date of grant	At 1 July 2022	Granted	Uplift[1]	Vested	Lapsed	At 30 June 2023	Award vesting date[2]	Grant[3]	Vesting[4]	Gain on awards ('000)[5]	DEP on awards ('000)
Mike Henry												
CDP	22-Nov-22	–	44,335	–	–	–	44,335	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	44,335	–	–	–	44,335	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	49,304	–	5,942	–	–	55,246	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	49,304	–	5,942	–	–	55,246	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	44,348	–	5,344	–	–	49,692	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	44,348	–	–	44,348	–	–	19 Aug 22	A$35.90	A$41.55	A$1,843	A$224
CDP	22-Nov-22	–	–	5,344	5,344	–	–	22 Nov 22	A$43.48	A$43.48	A$232	A$36
LTIP	22-Nov-22	–	118,853	–	–	–	118,853	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	107,183	–	12,916	–	–	120,099	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	140,239	–	16,899	–	–	157,138	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	153,631	–	18,513	–	–	172,144	Aug 24	A$37.24	–	–	–
LTIP	18-Dec-18	172,413	–	20,776	–	–	193,189	Aug 23	A$33.50	–	–	–
LTIP	24-Nov-17	218,020	–	–	218,020	–	–	19 Aug 22	A$27.97	A$41.55	A$9,059	A$2,108
LTIP	22-Nov-22	–	–	26,272	26,272	–	–	22 Nov 22	A$43.48	A$43.48	A$1,142	A$300
Edgar Basto												
CDP	22-Nov-22	–	21,936	–	–	–	21,936	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	21,936	–	–	–	21,936	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	30,604	–	–	–	–	30,604	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	30,604	–	–	–	–	30,604	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	76,835	–	–	–	–	76,835	Aug 25	A$35.90	–	–	–
MAP	19-May-20	31,649	–	–	–	–	31,649	Aug 24	A$35.05	–	–	–
MAP	19-May-20	31,649	–	–	–	–	31,649	Aug 23	A$35.05	–	–	–
MAP	25-Sep-19	31,649	–	–	31,649	–	–	19 Aug 22	A$36.53	A$41.55	A$1,315	–
David Lamont												
Performance shares[6]	1-Dec-20	86,279	–	–	69,023	17,256	–	19 Aug 22	A$38.56	A$41.55	A$2,868	A$311
CDP	22-Nov-22	–	24,775	–	–	–	24,775	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	24,775	–	–	–	24,775	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	18,009	–	–	–	–	18,009	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,009	–	–	–	–	18,009	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	58,725	–	–	–	–	58,725	Aug 26	A$38.05	–	–	–
LTIP	1-Dec-20	76,835	–	–	–	–	76,835	Aug 25	A$38.56	–	–	–
Geraldine Slattery												
CDP	22-Nov-22	–	23,784	–	–	–	23,784	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	23,784	–	–	–	23,784	Aug 24	A$43.48	–	–	–
CDP	23-Nov-21	28,258	–	–	–	–	28,258	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	28,258	–	–	–	–	28,258	Aug 23	A$38.05	–	–	–
CDP	20-Oct-20	28,562	–	–	–	–	28,562	Aug 25	A$35.90	–	–	–
CDP	20-Oct-20	28,562	–	–	28,562	–	–	19 Aug 22	A$35.90	A$41.55	A$1,187	A$145
LTIP	22-Nov-22	–	58,237	–	–	–	58,237	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	20-Oct-20	60,660	–	–	–	–	60,660	Aug 25	A$35.90	–	–	–
LTIP	20-Nov-19	117,371	–	–	–	–	117,371	Aug 24	A$37.24	–	–	–
MAP	21-Feb-19	31,965	–	–	–	–	31,965	Aug 23	A$34.83	–	–	–
MAP	21-Feb-19	31,965	–	–	31,965	–	–	19 Aug 22	A$34.83	A$41.55	A$1,328	–
Ragnar Udd												
CDP	22-Nov-22	–	22,167	–	–	–	22,167	Aug 27	A$43.48	–	–	–
CDP	22-Nov-22	–	22,167	–	–	–	22,167	Aug 24	A$43.48	–	–	–

BHP | Annual Report 2023 | 129

5 Statutory KMP remuneration and other disclosures continued

5.2 Equity awards continued

Award type	Date of grant	At 1 July 2022	Granted	Uplift[1]	Vested	Lapsed	At 30 June 2023	Award vesting date[2]	Market price on date of: Grant[3]	Vesting[4]	Gain on awards ('000)[5]	DEP on awards ('000)
CDP	23-Nov-21	18,415	–	–	–	–	18,415	Aug 26	A$38.05	–	–	–
CDP	23-Nov-21	18,415	–	–	–	–	18,415	Aug 23	A$38.05	–	–	–
LTIP	22-Nov-22	–	55,266	–	–	–	55,266	Aug 27	A$43.48	–	–	–
LTIP	23-Nov-21	52,543	–	–	–	–	52,543	Aug 26	A$38.05	–	–	–
LTIP	2-Nov-20	68,748	–	–	–	–	68,748	Aug 25	A$33.81	–	–	–
MAP	21-Aug-20	23,790	–	–	–	–	23,790	Aug 24	A$38.36	–	–	–
MAP	21-Aug-20	23,790	–	–	–	–	23,790	Aug 23	A$38.36	–	–	–
MAP	25-Sep-19	23,790	–	–	23,790	–	–	19 Aug 22	A$36.53	A$41.55	A$989	–

1 Uplift awards granted as a consequence of the merger of the Petroleum business with Woodside. Uplift awards for the CEO were granted on 22 November 2022 following the approval at the 2022 AGM and for other Executive KMP were granted on 17 June 2022.
2 Where the vesting date is not yet known, the estimated vesting month is shown. Where awards lapse, the lapse date is shown. If the vesting conditions are met, awards will vest on or as soon as practicable after the first non-prohibited period date occurring after 30 June of the preceding year of vest. The year of vesting is the second (CDP two-year awards), third (MAP), fourth (MAP, CDP five-year awards) or fifth (MAP, CDP five-year awards and LTIP) financial year after grant. All awards are conditional awards and have no exercise period, exercise price or expiry date; instead ordinary fully paid shares are automatically delivered upon the vesting conditions being met. Where vesting conditions are not met, the conditional awards will immediately lapse.
3 The market price shown is the closing price of BHP shares on the relevant date of grant. No price is payable by the individual to receive a grant of awards. The IFRS fair value of the CDP and LTIP awards granted in FY2023 at the grant date of 22 November 2022 are as follows: CDP – A$43.48 and LTIP – A$30.44.
4 The market price shown is the closing price of BHP shares on the relevant date of vest.
5 The gain on awards is calculated using the market price on date of vesting or exercise (as applicable) less any exercise price payable. The amounts that vested and were lapsed for the awards during FY2023 are as follows: CDP – 100 per cent vested; LTIP – 100 per cent vested; MAP – 100 per cent vested. The gain on the uplift award granted to the CEO in November 2022 was calculated using the market price on 22 November 2022.
6 Sign-on performance shares granted on employment as a consequence of forfeiting shares from prior employment with CSL. In FY2022 the Committee exercised its discretion and determined to vest 80 per cent or 69,023 performance shares. The amount not vested was lapsed. A holding lock applies to the vested shares until August 2023.

5.3 Estimated value range of equity awards

The current face value (and estimate of the maximum possible total value) of equity awards allocated during FY2023 and yet to vest are the awards as set out in the previous table multiplied by the current share price of BHP Group Limited. The minimum possible total value of the awards is nil. The actual value that may be received by participants in the future cannot be determined as it is dependent on and therefore fluctuates with the share price of BHP Group Limited at the date that any particular award vests or is exercised.

Five-year share price, dividend and earnings history

The table below provides the five-year share price history for BHP Group Limited, history of dividends paid and the Group's earnings.

	FY2023	FY2022	FY2021	FY2020	FY2019
Share price at beginning of year (A$)	**40.05**	48.22	35.82	41.68	33.60
Share price at end of year (A$)	**44.99**	41.25	48.57	35.82	41.16
Dividends paid (A$)	**3.92**	10.18[1]	2.07	2.13	3.08[2]
Attributable profit (US$ million, as reported)	**12,921**	30,900	11,304	7,956	8,306

1 The FY2022 dividends paid includes A$5.38 in respect of the in-specie dividend associated with the merger of the Petroleum business with Woodside.
2 The FY2019 dividends paid includes A$1.41 in respect of the special dividend associated with the divestment of Onshore US.

The highest and lowest closing share price during FY2023 were A$49.95 and A$36.10 respectively.

5.4 Ordinary shareholdings and transactions

The number of ordinary shares in BHP Group Limited held directly, indirectly or beneficially, by each individual (including shares held in the name of all close members of the Director's or Executive KMP's family and entities over which either the Director or Executive KMP or the family member has, directly or indirectly, control, joint control or significant influence) is shown below. No shares are held nominally by any KMP or their related parties. These are ordinary shares held without performance conditions or restrictions and are included in MSR calculations for each individual.

	Held at 1 July 2022	Purchased	Received as remuneration[1]	Sold	Held at 30 June 2023
Mike Henry	521,592	–	293,984	138,358	677,218
Edgar Basto	130,038	–	31,649	14,881	146,806
David Lamont	6,345	–	79,890	–	86,235
Geraldine Slattery[2,3]	127,382	–	60,527	23,821	164,088
Ragnar Udd	118,955	–	23,790	11,186	131,559
Terry Bowen	11,000	–	–	–	11,000
Malcolm Broomhead[4]	19,000	–	–	–	19,000
Xiaoqun Clever	8,000	539	–	–	8,539
Ian Cockerill	14,299	–	–	–	14,299
Gary Goldberg[2]	12,000	4,000	–	–	16,000
Michelle Hinchliffe	8,508	–	–	–	8,508
Ken MacKenzie	52,351	6,095	–	–	58,446
John Mogford[4]	13,938	–	–	–	13,938
Christine O'Reilly	9,420	–	–	–	9,420
Catherine Tanna	10,400	–	–	–	10,400
Dion Weisler	7,544	–	–	–	7,544

1 Includes DEP in the form of shares on equity awards vesting, where applicable, as disclosed in 5.2 Equity awards.
2 The following BHP Group Limited shares were held in the form of American Depositary Shares: 2,042 for Geraldine Slattery and 8,000 for Gary Goldberg.
3 The opening balance for Geraldine Slattery has been adjusted to include an additional 150 shares.
4 Shares shown as held by Malcolm Broomhead and John Mogford at 30 June 2023 are their balances at the date of their retirement from the Board on 10 November 2022 and 31 October 2022, respectively.

130 | BHP | Annual Report 2023

Operating and Financial Review Financial Statements Additional Information BHP Annual Report 2023 131 Governance 5.5 Prohibition on hedging of BHP shares and equity instruments The Executive KMP may not use unvested BHP equity awards as collateral or hedge the value of any unvested BHP equity awards or the value of shares and securities held as part of meeting the MSR. Any securities that have vested and are no longer subject to restrictions, or not held as part of meeting the MSR, may be subject to hedging arrangements or used as collateral, provided that prior consent is obtained. 5.6 Share ownership guidelines and the MSR The share ownership guidelines and the MSR help to ensure the interests of Directors, executives and shareholders remain aligned. The CEO and other Executive KMP are expected to grow their holdings to the MSR from the scheduled vesting of their employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not. For FY2023: – The MSR for the CEO was five times annual pre-tax base salary. At the end of FY2023, the CEO met the MSR. – The MSR for other Executive KMP was three times annual pre-tax base salary. At the end of FY2023, the other Executive KMP met the MSR, except for David Lamont, as he was appointed as Executive KMP on 1 December 2020. – No Executive KMP sold or purchased shares during FY2023, other than sales to satisfy taxation obligations. A two-year post-retirement shareholding requirement for the CEO applies from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement. Subject to securities dealing constraints, Non-executive Directors have agreed to apply at least 25 per cent of their remuneration (base fees plus Committee fees) to the purchase of BHP shares until they achieve an MSR equivalent in value to one year of remuneration (base fees plus Committee fees). Thereafter, they must maintain at least that level of shareholding throughout their tenure. At the end of FY2023, each Non-executive Director met the MSR. 5.7 Transactions with KMP During the financial year, there were no transactions between the Group and its subsidiaries and KMP (including their related parties) (2022: US$ nil; 2021: US$ nil). There were no amounts payable by or loans with KMP (including their related parties) at 30 June 2023 (2022: US$ nil). A number of KMP hold or have held positions in other companies (i.e. personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There have been no transactions with those entities and no amounts were owed by the Group to personally related entities or any other related parties (2022: US$ nil; 2021: US$ nil). This Remuneration Report was approved by the Board on 22 August 2023 and signed on its behalf by: Christine O’Reilly Chair, People and Remuneration Committee 22 August 2023

Financial Statements In this section: 1 Consolidated Financial Statements 133 1.1 Consolidated Income Statement 133 1.2 Consolidated Statement of Comprehensive Income 133 1.3 Consolidated Balance Sheet 134 1.4 Consolidated Cash Flow Statement 135 1.5 Consolidated Statement of Changes in Equity 136 1.6 Notes to the Financial Statements 139 2 Directors’ declaration 194 3 Lead Auditor’s Independence Declaration under Section 307C of the Australian Corporations Act 2001 195 4 Independent auditor’s report to the members of BHP Group Limited 196 Notes to the Financial Statements Performance 1 Segment reporting 139 2 Revenue 141 3 Exceptional items 142 4 Significant events – Samarco dam failure 144 5 Expenses and other income 148 6 Income tax expense 149 7 Earnings per share 151 Working capital 8 Trade and other receivables 152 9 Trade and other payables 152 10 Inventories 152 Resource assets 11 Property, plant and equipment 153 12 Intangible assets 155 13 Impairment of non-current assets 156 14 Deferred tax balances 158 15 Closure and rehabilitation provisions 160 16 Climate change 162 Capital Structure 17 Share capital 166 18 Other equity 167 19 Dividends 168 20 Provisions for dividends and other liabilities 168 Financial Management 21 Net debt 169 22 Leases 171 23 Net finance costs 173 24 Financial risk management 173 Employee matters 25 Key management personnel 179 26 Employee share ownership plans 179 27 Employee benefits, restructuring and post-retirement employee benefits provisions 182 Group and related party information 28 Discontinued operations 184 29 Business combinations 185 30 Subsidiaries 186 31 Investments accounted for using the equity method 187 32 Interests in joint operations 189 33 Related party transactions 189 Unrecognised items and uncertain events 34 Contingent liabilities 190 35 Subsequent events 190 Other items 36 Auditor’s remuneration 190 37 BHP Group Limited 191 38 Deed of Cross Guarantee 191 39 New and amended accounting standards and interpretations and changes to accounting policies 193 132 BHP Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

1 Consolidated Financial Statements

1.1 Consolidated Income Statement

for the year ended 30 June 2023

	Notes	2023 US$M	2022 US$M	2021 US$M
Continuing operations				
Revenue	2	**53,817**	65,098	56,921
Other income	5	**394**	1,398	380
Expenses excluding net finance costs	5	**(31,873)**	(32,371)	(30,871)
Profit/(loss) from equity accounted investments, related impairments and expenses	31	**594**	(19)	(915)
Profit from operations		**22,932**	34,106	25,515
Financial expenses		**(2,060)**	(1,050)	(1,290)
Financial income		**529**	81	67
Net finance costs	23	**(1,531)**	(969)	(1,223)
Profit before taxation		**21,401**	33,137	24,292
Income tax expense		**(6,691)**	(10,430)	(10,376)
Royalty-related taxation (net of income tax benefit)		**(386)**	(307)	(240)
Total taxation expense	6	**(7,077)**	(10,737)	(10,616)
Profit after taxation from Continuing operations		**14,324**	22,400	13,676
Discontinued operations				
Profit/(loss) after taxation from Discontinued operations	28	**–**	10,655	(225)
Profit after taxation from Continuing and Discontinued operations		**14,324**	33,055	13,451
Attributable to non-controlling interests		**1,403**	2,155	2,147
Attributable to BHP shareholders		**12,921**	30,900	11,304
Basic earnings per ordinary share (cents)	7	**255.2**	610.6	223.5
Diluted earnings per ordinary share (cents)	7	**254.7**	609.3	223.0
Basic earnings from Continuing operations per ordinary share (cents)	7	**255.2**	400.0	228.0
Diluted earnings from Continuing operations per ordinary share (cents)	7	**254.7**	399.2	227.5

The accompanying notes form part of these Financial Statements.

1.2 Consolidated Statement of Comprehensive Income

for the year ended 30 June 2023

	Notes	2023 US$M	2022 US$M	2021 US$M
Profit after taxation from Continuing and Discontinued operations		**14,324**	33,055	13,451
Other comprehensive income				
Items that may be reclassified subsequently to the income statement:				
Hedges:				
Gains/(losses) taken to equity		**95**	(914)	863
(Gains)/losses transferred to the income statement		**(148)**	881	(837)
Loss transferred to initial carrying amount of hedged item		**35**	–	–
Exchange fluctuations on translation of foreign operations taken to equity		**–**	(5)	5
Exchange fluctuations on translation of foreign operations transferred to income statement		**–**	(54)	–
Tax recognised within other comprehensive income	6	**5**	10	(8)
Total items that may be reclassified subsequently to the income statement		**(13)**	(82)	23
Items that will not be reclassified to the income statement:				
Re-measurement (losses)/gains on pension and medical schemes		**(18)**	24	58
Equity investments held at fair value		**17**	(8)	(2)
Tax recognised within other comprehensive income	6	**7**	(9)	(20)
Total items that will not be reclassified to the income statement		**6**	7	36
Total other comprehensive (loss)/income		**(7)**	(75)	59
Total comprehensive income		**14,317**	32,980	13,510
Attributable to non-controlling interests		**1,400**	2,160	2,158
Attributable to BHP shareholders		**12,917**	30,820	11,352

The accompanying notes form part of these Financial Statements.

BHP | Annual Report 2023 | 133

1 Consolidated Financial Statements continued

1.3 Consolidated Balance Sheet

as at 30 June 2023

	Notes	2023 US$M	2022 US$M
ASSETS			
Current assets			
Cash and cash equivalents	21	12,428	17,236
Trade and other receivables	8	4,594	5,426
Other financial assets	24	470	629
Inventories	10	5,220	4,935
Current tax assets		508	263
Other		131	175
Total current assets		23,351	28,664
Non-current assets			
Trade and other receivables	8	148	153
Other financial assets	24	1,115	802
Inventories	10	1,403	1,315
Property, plant and equipment	11	71,818	61,295
Intangible assets	12	1,610	1,369
Investments accounted for using the equity method	31	1,620	1,420
Deferred tax assets	14	56	56
Other		175	92
Total non-current assets		77,945	66,502
Total assets		101,296	95,166
LIABILITIES			
Current liabilities			
Trade and other payables	9	6,296	6,687
Interest bearing liabilities	21	7,173	2,622
Other financial liabilities	24	402	579
Current tax payable		611	3,032
Provisions	4,15,20,27	4,514	3,965
Deferred income		47	34
Total current liabilities		19,043	16,919
Non-current liabilities			
Trade and other payables	9	4	–
Interest bearing liabilities	21	15,172	13,806
Other financial liabilities	24	2,157	1,997
Non-current tax payable		68	87
Deferred tax liabilities	14	4,299	3,063
Provisions	4,15,20,27	11,973	10,478
Deferred income		50	50
Total non-current liabilities		33,723	29,481
Total liabilities		52,766	46,400
Net assets		48,530	48,766
EQUITY			
Share capital		4,737	4,638
Treasury shares		(41)	(31)
Reserves	18	13	12
Retained earnings		39,787	40,338
Total equity attributable to BHP shareholders		44,496	44,957
Non-controlling interests	18	4,034	3,809
Total equity		48,530	48,766

The accompanying notes form part of these Financial Statements.

The Financial Statements were approved by the Board of Directors on 22 August 2023 and signed on its behalf by:

Ken MacKenzie
Chair

Mike Henry
Chief Executive Officer

134 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

1.4 Consolidated Cash Flow Statement

for the year ended 30 June 2023

	Notes	2023 US$M	2022 US$M	2021 US$M
Operating activities				
Profit before taxation from Continuing operations		**21,401**	33,137	24,292
Adjustments for:				
Depreciation and amortisation expense		**5,061**	5,683	5,084
Impairments of property, plant and equipment, financial assets and intangibles		**75**	515	2,507
Net finance costs		**1,531**	969	1,223
(Profit)/loss from equity accounted investments, related impairments and expenses		**(594)**	19	915
Other		**546**	(350)	573
Changes in assets and liabilities:				
Trade and other receivables		**867**	(703)	(2,389)
Inventories		**(44)**	(865)	(405)
Trade and other payables		**(1,086)**	727	1,149
Provisions and other assets and liabilities		**131**	(248)	486
Cash generated from operations		**27,888**	38,884	33,435
Dividends received		**347**	1,018	728
Interest received		**545**	58	97
Interest paid		**(1,090)**	(657)	(766)
Proceeds/(settlements) of cash management related instruments		**331**	378	(401)
Net income tax and royalty-related taxation refunded		**232**	105	222
Net income tax and royalty-related taxation paid		**(9,552)**	(10,501)	(7,432)
Net operating cash flows from Continuing operations		**18,701**	29,285	25,883
Net operating cash flows from Discontinued operations	28	**–**	2,889	1,351
Net operating cash flows		**18,701**	32,174	27,234
Investing activities				
Purchases of property, plant and equipment		**(6,733)**	(5,855)	(5,612)
Exploration and evaluation expenditure		**(350)**	(256)	(192)
Exploration and evaluation expenditure expensed and included in operating cash flows		**294**	199	134
Investment in subsidiaries, operations and joint operations, net of cash	29	**(5,868)**	–	–
Net investment and funding of equity accounted investments		**(557)**	(266)	(553)
Proceeds from sale of assets		**444**	221	158
Proceeds/(settlements) from sale of subsidiaries, operations and joint operations net of their cash		**82**	1,255	(3)
Other investing		**(377)**	(271)	(257)
Net investing cash flows from Continuing operations		**(13,065)**	(4,973)	(6,325)
Net investing cash flows from Discontinued operations	28	**–**	(904)	(1,520)
Net cash completion payment on merger of Petroleum with Woodside	28	**–**	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside	28	**–**	(399)	–
Net investing cash flows		**(13,065)**	(6,959)	(7,845)
Financing activities				
Proceeds from interest bearing liabilities		**8,182**	1,164	568
(Settlements)/proceeds of debt related instruments		**(677)**	–	167
Repayment of interest bearing liabilities		**(3,289)**	(3,358)	(8,357)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts		**(88)**	(149)	(234)
Dividends paid		**(13,268)**	(17,851)	(7,901)
Dividends paid to non-controlling interests		**(1,175)**	(2,540)	(2,127)
Net financing cash flows from Continuing operations		**(10,315)**	(22,734)	(17,884)
Net financing cash flows from Discontinued operations	28	**–**	(33)	(38)
Net financing cash flows		**(10,315)**	(22,767)	(17,922)
Net (decrease)/increase in cash and cash equivalents from Continuing operations		**(4,679)**	1,578	1,674
Net increase/(decrease) in cash and cash equivalents from Discontinued operations		**–**	1,952	(207)
Net cash completion payment on merger of Petroleum with Woodside		**–**	(683)	–
Cash and cash equivalents disposed on merger of Petroleum with Woodside		**–**	(399)	–
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year		**17,236**	15,246	13,426
Foreign currency exchange rate changes on cash and cash equivalents		**(134)**	(458)	353
Cash and cash equivalents, net of overdrafts, at the end of the financial year	21	**12,423**	17,236	15,246

The accompanying notes form part of these Financial Statements.

BHP | Annual Report 2023 | 135

1 Consolidated Financial Statements continued

1.5 Consolidated Statement of Changes in Equity

for the year ended 30 June 2023

	Attributable to BHP shareholders						
	BHP Group Limited						
US$M	Share capital	Treasury shares	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non-controlling interests	Total equity
Balance as at 1 July 2022	**4,638**	**(31)**	**12**	**40,338**	**44,957**	**3,809**	**48,766**
Total comprehensive income	**–**	**–**	**4**	**12,913**	**12,917**	**1,400**	**14,317**
Transactions with owners:							
BHP Group Limited shares issued	**99**	**(99)**	**–**	**–**	**–**	**–**	**–**
Purchase of shares by ESOP Trusts	**–**	**(88)**	**–**	**–**	**(88)**	**–**	**(88)**
Employee share awards exercised net of employee contributions net of tax	**–**	**177**	**(132)**	**(45)**	**–**	**–**	**–**
Vested employee share awards that have lapsed, been cancelled or forfeited	**–**	**–**	**(1)**	**1**	**–**	**–**	**–**
Accrued employee entitlement for unexercised awards net of tax	**–**	**–**	**130**	**–**	**130**	**–**	**130**
Dividends	**–**	**–**	**–**	**(13,420)**	**(13,420)**	**(1,175)**	**(14,595)**
Balance as at 30 June 2023	**4,737**	**(41)**	**13**	**39,787**	**44,496**	**4,034**	**48,530**

	Attributable to BHP shareholders								
	Share capital		Treasury shares						
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc	Reserves	Retained earnings	Total equity attributable to BHP shareholders	Non-controlling interests	Total equity
Balance as at 1 July 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605
Total comprehensive income	–	–	–	–	(90)	30,910	30,820	2,160	32,980
Transactions with owners:									
BHP Group Limited shares issued	172	–	(172)	–	–	–	–	–	–
Purchase of shares by ESOP Trusts	–	–	(148)	(1)	–	–	(149)	–	(149)
Employee share awards exercised net of employee contributions net of tax	–	–	321	2	(207)	(116)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(30)	30	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	143	–	143	–	143
Corporate structure unification	3,355	(1,057)	–	–	(2,298)	–	–	–	–
Dividends	–	–	–	–	–	(17,720)	(17,720)	(2,540)	(20,260)
In specie dividend on merger of Petroleum with Woodside	–	–	–	–	–	(19,559)	(19,559)	–	(19,559)
Divestment of subsidiaries, operations and joint operations	–	–	–	–	–	–	–	(157)	(157)
Transfers within equity on divestment of subsidiaries, operations and joint operations	–	–	–	–	(14)	14	–	–	–
Equity contributed net of tax	–	–	–	–	158	–	158	5	163
Balance as at 30 June 2022	4,638	–	(31)	–	12	40,338	44,957	3,809	48,766
Balance as at 1 July 2020	1,111	1,057	(5)	–	2,306	43,396	47,865	4,310	52,175
Total comprehensive income	–	–	–	–	22	11,330	11,352	2,158	13,510
Transactions with owners:									
Purchase of shares by ESOP Trusts	–	–	(229)	(5)	–	–	(234)	–	(234)
Employee share awards exercised net of employee contributions net of tax	–	–	202	4	(149)	(57)	–	–	–
Vested employee share awards that have lapsed, been cancelled or forfeited	–	–	–	–	(4)	4	–	–	–
Accrued employee entitlement for unexercised awards net of tax	–	–	–	–	175	–	175	–	175
Dividends	–	–	–	–	–	(7,894)	(7,894)	(2,127)	(10,021)
Balance as at 30 June 2021	1,111	1,057	(32)	(1)	2,350	46,779	51,264	4,341	55,605

The accompanying notes form part of these Financial Statements.

136 | BHP | Annual Report 2023

BHP Annual Report 2023 137 Operating and Financial Review Governance Financial Statements Additional Information Basis of preparation The Consolidated Financial Statements (Financial Statements) comprise BHP Group Limited (BHP or the Company) together with its controlled entities (Group) for the year ended 30 June 2023. BHP Group Limited, incorporated and domiciled in Australia, is a for-profit company limited by shares which are publicly traded on the Australian Securities Exchange. BHP Group Limited also has a standard listing on the London Stock Exchange (LSE), a secondary listing on the Johannesburg Stock Exchange and is listed on the New York Stock Exchange (NYSE) in the United States. Prior to 31 January 2022, BHP Group Limited and BHP Group Plc, an incorporated UK-listed company, operated together as a single-for-profit economic entity under a Dual Listed Company (DLC) structure comprising a common Board of Directors, unified management structure and joint objectives. On 31 January 2022, BHP unified its corporate structure under BHP Group Limited. Directors of BHP have included information in the Financial Statements they deem to be material and relevant to the understanding of the Financial Statements. Disclosure may be considered material and relevant if the dollar amount is significant due to its size or nature, or the information is important to understand the: – Group’s current year results – impact of significant changes in the Group’s business or – aspects of the Group’s operations that are important to future performance The Board of Directors resolved to authorise the issue of the financial report on 22 August 2023. Basis of preparation and measurement The Group’s Financial Statements as at and for the year ended 30 June 2023: – are a consolidated general purpose financial report – have been prepared in accordance with the requirements of: – the Australian Corporations Act 2001 (Corporations Act 2001) – Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (collectively referred to as IFRS) – are prepared on a going concern basis as the Directors: – have made an assessment of the Group’s ability to continue as a going concern for the 12 months from the date of this report – consider it appropriate to adopt the going concern basis of accounting in preparing the Group’s Financial Statements – measure items on the basis of historical cost principles, except for the following items: – derivative financial instruments and certain other financial assets and liabilities, which are carried at fair value – non-current assets or disposal groups that are classified as heldfor- sale or held-for-distribution, which are measured at the lower of carrying amount and fair value less costs to sell – include significant accounting policies in the notes to the Financial Statements that summarise the recognition and measurement basis used and are relevant to an understanding of the Financial Statements – apply a presentation currency of US dollars, consistent with the predominant functional currency of the Group’s operations. Amounts are rounded to the nearest million dollars, unless otherwise stated, in accordance with ASIC (Rounding in Financial/Directors’ Reports) Instrument 2016/191 – present reclassified comparative information where required for consistency with the current year’s presentation – adopt all new and amended standards and interpretations under IFRS that are mandatory for application in periods beginning on 1 July 2022. None had a significant impact on the Financial Statements. Refer note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ for details – have not early adopted any standards and interpretations that have been issued or amended but are not yet effective, other than as outlined in note 39 ‘New and amended accounting standards and interpretations and changes to accounting policies’ The accounting policies are consistently applied by all entities included in the Financial Statements. In assessing the appropriateness of the going concern assumption over the going concern period, management has stress tested BHP’s most recent financial projections to incorporate a range of potential future outcomes by considering BHP’s principal risks. The Group’s financial forecasts, including downside commodity price and production scenarios, demonstrate that the Group believes that it has sufficient financial resources to meet its obligations as they fall due throughout the going concern period. As such, the Financial Statements continue to be prepared on the going concern basis. Principles of consolidation In preparing the Financial Statements, the effects of all intragroup balances and transactions have been eliminated. A list of significant entities in the Group, including subsidiaries, joint arrangements and associates at 30 June 2023 is contained in note 30 ‘Subsidiaries’, note 31 ‘Investments accounted for using the equity method’ and note 32 ‘Interests in joint operations’. Subsidiaries: The Financial Statements of the Group include the consolidation of BHP Group Limited (the Company or parent entity) and its subsidiaries, being the entities controlled by the parent entity during the year (and, in prior periods, BHP Group Plc and its subsidiaries while the DLC was in effect). Control exists where the Group: – has power over the investee – is exposed to, or has rights to, variable returns from its involvement with the entity – has the ability to affect those returns through its power to direct the activities of the entity The ability to approve the operating and capital budget of an entity and the ability to appoint key management personnel are decisions that demonstrate that the Group has the existing rights to direct the relevant activities of an entity. The results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Company gains control until the date when the Company ceases to control the subsidiary. When the Group loses control of a subsidiary, the gain or loss on disposal is recognised in profit or loss. Where the Group’s interest is less than 100 per cent, the interest attributable to outside shareholders is reflected in non-controlling interests. Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company. The financial information of subsidiaries is prepared for the same reporting period as the Group. The acquisition method of accounting is used to account for the Group’s business combinations. Joint arrangements: The Group undertakes a number of business activities through joint arrangements, which exist when two or more parties have joint control. Joint arrangements are classified as either joint operations or joint ventures, based on the contractual rights and obligations between the parties to the arrangement: – Joint operations: A joint operation is an arrangement in which the Group shares joint control, primarily via contractual arrangements with other parties. In a joint operation, the Group has rights to the underlying assets and obligations for the liabilities relating to the arrangement.

138 BHP Annual Report 2023 1 Consolidated Financial Statements continued This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. In relation to the Group’s interest in a joint operation, the Group recognises: its assets and liabilities, including its share of any assets and liabilities held or incurred jointly; revenue from the sale of its share of the output and its share of any revenue generated from the sale of the output by the joint operation; and its expenses including its share of expenses incurred jointly. All such amounts are allocated in accordance with the terms of the arrangement, which is usually in proportion to the Group’s interest in the joint operation. The Group accounts for the assets, liabilities, revenue and expenses relating to its interest in a joint operation in accordance with the IFRS Standards applicable to the particular assets, liabilities, revenue and expenses. – Joint ventures: A joint venture is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. A separate vehicle, not the parties, will have the rights to the assets and obligations for the liabilities relating to the arrangement. More than an insignificant share of output from a joint venture is sold to third parties, which indicates the joint venture is not dependent on the parties to the arrangement for funding, nor do the parties have an obligation for the liabilities of the arrangement. Joint ventures are accounted for using the equity method as outlined below. Associates: The Group accounts for investments in associates using the equity method as outlined below. An entity is considered an associate where the Group is deemed to have significant influence but not control or joint control. Significant influence is presumed to exist where the Group: – has over 20 per cent but less than 50 per cent of the voting rights of an entity, unless it can be clearly demonstrated that this is not the case or – holds less than 20 per cent of the voting rights of an entity; however, has the power to participate in the financial and operating policy decisions affecting the entity The Group uses the term ‘equity accounted investments’ to refer to joint ventures and associates collectively. Under the equity method, an investment in an associate or a joint venture is recognised initially at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture, the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. Foreign currencies Transactions related to the Group’s worldwide operations are conducted in a number of foreign currencies. The majority of the subsidiaries, joint arrangements and associates within each of the operations have assessed US dollars as the functional currency, however, some subsidiaries, joint arrangements and associates have functional currencies other than US dollars. Transactions and monetary items denominated in foreign currencies are translated into US dollars as follows: Foreign currency item Applicable exchange rate Transactions Date of underlying transaction Monetary assets and liabilities Period-end rate Foreign exchange gains and losses resulting from translation are recognised in the income statement, except for qualifying cash flow hedges (which are deferred to equity) and foreign exchange gains or losses on foreign currency provisions for site closure and rehabilitation costs (which are capitalised in property, plant and equipment for operating sites). On consolidation, the assets, liabilities, income and expenses of foreign operations with non-US dollar functional currencies are translated into US dollars using the following applicable exchange rates: Foreign currency amount Applicable exchange rate Income and expenses Date of underlying transaction Assets and liabilities Period-end rate Equity Historical rate Reserves Historical rate Foreign exchange differences resulting from translation are initially recognised in the foreign currency translation reserve and subsequently transferred to the income statement on disposal of a foreign operation. Significant accounting policies, judgements and estimates The Group’s accounting policies require the use of judgement, estimates and assumptions. All judgements, estimates and assumptions are based on the most current facts and circumstances and are reassessed on an ongoing basis. Actual results in future reporting periods may differ for these estimates under different assumptions and conditions. Further information regarding the Group’s significant judgements and key estimates and assumptions, being those where changes may materially affect financial results and the carrying amount of assets and liabilities to be reported in the next reporting period, are embedded within the following notes: Note 4 Significant events – Samarco dam failure 6 Taxation 11 Overburden removal costs 11 Depreciation of property, plant and equipment 13 Impairment of non-current assets 15 Closure and rehabilitation provisions 22 Leases 29 Business combinations Additional information including sensitivity analysis, where appropriate, has been provided in the relevant notes to enhance an understanding of the impact of key estimates and assumptions on the Group’s financial position and performance. Reserve estimates Reserves are estimates of the amount of product that can be demonstrated to be able to be economically and legally extracted from the Group’s properties. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity and carbon prices and exchange rates. Estimating the quantity and/or quality of reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data, such as drilling samples and geophysical survey interpretations. Economic assumptions used to estimate reserves change from periodto- period as additional technical and operational data is generated. This process may require complex and difficult geological judgements to interpret the data. Reserve impact on financial reporting Estimates of reserves may change from period-to-period as the economic assumptions used to estimate reserves change and additional geological data is generated during the course of operations. Changes in reserves may affect the Group’s financial results and financial position in a number of ways, including: – asset carrying values may be affected due to changes in estimated future production levels – depreciation, depletion and amortisation charged to the income statement may change where such charges are determined on the units of production basis, or where the useful economic lives of assets change – overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in stripping ratios or the units of production basis of depreciation – closure and rehabilitation provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities – the carrying amount of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits

Operating and Financial Review | Governance | Financial Statements | Additional Information

1.6 Notes to the Financial Statements

Performance

1 Segment reporting

Reportable segments

The Group operated three reportable segments during FY2023, which are aligned with the commodities that are extracted and marketed and reflect the structure used by the Group's management to assess the performance of the Group.

Reportable segment	Principal activities
Copper	Mining of copper, silver, zinc, molybdenum, uranium and gold
Iron Ore	Mining of iron ore
Coal	Mining of metallurgical coal and energy coal

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West, West Musgrave, legacy assets and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2023 US$M	**Copper**	**Iron Ore**	**Coal**	**Group and unallocated items/ eliminations**	**Group total**
Revenue	16,027	24,812	10,958	2,020	53,817
Inter-segment revenue	–	–	–	–	–
Total revenue	**16,027**	**24,812**	**10,958**	**2,020**	**53,817**
Underlying EBITDA	6,653	16,692	4,998	(387)	27,956
Depreciation and amortisation	(1,810)	(1,993)	(697)	(561)	(5,061)
Impairment losses[1]	(33)	(28)	(6)	(8)	(75)
Underlying EBIT	4,810	14,671	4,295	(956)	22,820
Exceptional items[2]	471	(295)	–	(64)	112
Net finance costs					(1,531)
Profit before taxation					21,401
Capital expenditure (cash basis)	2,698	1,966	657	1,412	6,733
Profit/(loss) from equity accounted investments, related impairments and expenses	854	(256)	–	(4)	594
Investments accounted for using the equity method	1,530	–	–	90	1,620
Total assets	40,366	25,025	11,087	24,818	101,296
Total liabilities	5,824	8,382	3,821	34,739	52,766

Year ended 30 June 2022 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	16,849	30,767	15,549	1,933	65,098
Inter-segment revenue	–	–	–	–	–
Total revenue	16,849	30,767	15,549	1,933	65,098
Underlying EBITDA	8,565	21,707	9,504	858	40,634
Depreciation and amortisation	(1,765)	(2,203)	(762)	(953)	(5,683)
Impairment losses[1]	(470)	(33)	(9)	(3)	(515)
Underlying EBIT	6,330	19,471	8,733	(98)	34,436
Exceptional items[2]	(81)	(648)	849	(450)	(330)
Net finance costs					(969)
Profit before taxation					33,137
Capital expenditure (cash basis)	2,528	1,848	621	858	5,855
Profit/(loss) from equity accounted investments, related impairments and expenses	577	(595)	–	(1)	(19)
Investments accounted for using the equity method	1,415	–	–	5	1,420
Total assets	32,762	24,613	11,524	26,267	95,166
Total liabilities	5,342	7,790	3,874	29,394	46,400

BHP | Annual Report 2023 | 139

1 Consolidated Financial Statements continued

1 Segment reporting continued

Year ended 30 June 2021 US$M	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations	Group total
Revenue	15,726	34,475	5,154	1,566	56,921
Inter-segment revenue	–	–	–	–	–
Total revenue	15,726	34,475	5,154	1,566	56,921
Underlying EBITDA	8,489	26,278	288	18	35,073
Depreciation and amortisation	(1,608)	(1,971)	(845)	(660)	(5,084)
Impairment losses[1]	(72)	(13)	(20)	(31)	(136)
Underlying EBIT	6,809	24,294	(577)	(673)	29,853
Exceptional items[2]	(144)	(1,319)	(1,567)	(1,308)	(4,338)
Net finance costs					(1,223)
Profit before taxation					24,292
Capital expenditure (cash basis)	2,180	2,188	579	665	5,612
Profit/(loss) from equity accounted investments, related impairments and expenses	692	(1,126)	(480)	(1)	(915)
Investments accounted for using the equity method	1,482	–	–	260	1,742
Total assets[3]	31,517	26,171	11,030	40,209	108,927
Total liabilities[3]	4,589	7,508	3,518	37,707	53,322

1 Impairment losses exclude exceptional items of US$ nil (2022: US$ nil; 2021: US$2,371 million).
2 Exceptional items reported in Copper and Group and unallocated include fair value changes on Samarco related forward exchange derivatives of US$471 million (2022: US$(81) million; 2021: US$136 million), Samarco dam failure costs of US$(64) million (2022: US$(13) million; 2021: US$(14) million), and Samarco related other income of US$ nil (2022: US$ nil ; 2021: US$34 million). Refer to note 3 'Exceptional items' for further information.
3 Group and unallocated FY2021 total assets and total liabilities include Petroleum assets and liabilities that were disclosed as part of the Petroleum segment before the merger of the Group's oil and gas portfolio with Woodside Energy Group Ltd ('Woodside') in FY2022.

Geographical information

	Revenue by location of customer		
	2023 US$M	2022 US$M	2021 US$M
Australia	**1,702**	1,649	1,871
Europe	**1,961**	2,129	886
China	**31,205**	36,618	39,653
Japan	**6,971**	8,401	4,387
India	**3,447**	5,215	2,189
South Korea	**2,997**	4,786	3,420
Rest of Asia	**3,583**	4,303	2,934
North America	**1,382**	1,282	1,147
South America	**569**	715	426
Rest of world	**–**	–	8
	53,817	65,098	56,921

	Non-current assets by location of assets		
	2023 US$M	2022 US$M	2021 US$M
Australia	**51,961**	43,250	48,612
North America	**5,081**	3,964	9,701
South America	**19,047**	18,280	18,548
Rest of world	**685**	150	1,851
Unallocated assets[1]	**1,171**	858	3,522
	77,945	66,502	82,234

1 Unallocated assets comprise deferred tax assets and other financial assets.

Underlying EBITDA

Underlying EBITDA is earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and any exceptional items. Underlying EBITDA includes BHP's share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Exceptional items are excluded from Underlying EBITDA in order to enhance the comparability of such measures from period-to-period and provide investors with further clarity in order to assess the performance of the Group's operations. Management monitors exceptional items separately. Refer to note 3 'Exceptional items' for additional detail.

Segment assets and liabilities

Total segment assets and liabilities of reportable segments represents operating assets and operating liabilities, including the carrying amount of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities and deferred tax balances. The carrying value of investments accounted for using the equity method represents the balance of the Group's investment in equity accounted investments, with no adjustment for any cash balances, interest bearing liabilities or deferred tax balances of the equity accounted investment.

140 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

2 Revenue

Revenue by segment and asset

	2023 US$M	2022 US$M	2021 US$M
Escondida	8,847	9,500	9,470
Pampa Norte	2,491	2,670	1,801
Copper South Australia[1]	2,806	1,776	2,211
Third-party products	1,863	2,903	2,244
Other	20	–	–
Total Copper[2]	16,027	16,849	15,726
Western Australia Iron Ore	24,678	30,632	34,337
Third-party products	21	19	18
Other	113	116	120
Total Iron Ore	24,812	30,767	34,475
BHP Mitsubishi Alliance	7,652	10,254	3,537
New South Wales Energy Coal	3,306	3,035	839
Other[3]	–	2,260	778
Total Coal[4]	10,958	15,549	5,154
Group and unallocated items[5]	2,020	1,933	1,566
Inter-segment adjustment	–	–	–
Total revenue	53,817	65,098	56,921

1 Includes Olympic Dam as well as Prominent Hill and Carrapateena since acquisition on 2 May 2023 as part of the acquisition of OZ Minerals Ltd (OZL).
2 Total Copper revenue includes: copper US$14,902 million (2022: US$15,992 million; 2021: US$14,812 million) and other US$1,125 million (2022: US$857 million; 2021: US$914 million). Other consists of silver, zinc, molybdenum, uranium and gold.
3 Comparative periods include revenue related to BHP Mitsui Coal (BMC) divested in May 2022.
4 Total Coal revenue includes: metallurgical coal US$7,430 million (2022: US$11,990 million; 2021: US$4,260 million) and energy coal US$3,528 million (2022: US$3,559 million; 2021: US$894 million).
5 Group and unallocated items revenue includes: Nickel West US$2,009 million (2022: US$1,926 million; 2021: US$1,545 million) and other revenue US$11 million (2022: US$7 million; 2021: US$21 million).

Revenue consists of revenue from contracts with customers of US$53,910 million (2022: US$65,504 million; 2021: US$55,562 million) and other revenue predominantly relating to provisionally priced sales of US$(93) million (2022: US$(406) million; 2021: US$1,359 million).

Recognition and measurement

The Group generates revenue from the production and sale of commodities. Revenue is recognised when or as control of the promised goods or services passes to the customer. In most instances, control passes when the goods are delivered to a destination specified by the customer, typically on board the customer's appointed vessel. Revenue from the provision of services is recognised over time as the services are provided, but does not represent a significant proportion of total revenue and is aggregated with the respective asset and product revenue for disclosure purposes.

The amount of revenue recognised reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services.

Where the Group's sales are provisionally priced, the final price depends on future index prices. The amount of revenue initially recognised is based on the relevant forward market price. Adjustments between the provisional and final price are accounted for under IFRS 9/AASB 9 'Financial Instruments' (IFRS 9), separately recorded as other revenue and presented as part of the total revenue of each asset. The period between provisional pricing and final invoicing is typically between 60 and 120 days.

Revenue from the sale of significant by-products is included within revenue. Where a by-product is not significant, revenue is credited against costs.

The Group applies the following practical expedients:

- expected consideration is not adjusted for the effects of the time value of money if the period between the delivery and when the customer pays for the promised good or service is one year or less
- no disclosure is provided for information relating to unfulfilled performance obligations, either due to the expected duration of the contract term being one year or less, or for longer term contracts, because the entity has a right to consideration (and can recognise revenue) for goods delivered

BHP | Annual Report 2023 | 141

1 Consolidated Financial Statements continued

3 Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements. Such items included within the Group's profit from Continuing operations for the year are detailed below. Exceptional items attributable to Discontinued operations are detailed in note 28 'Discontinued operations'.

Year ended 30 June 2023	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(340)	17	(323)
Chilean tax reform	–	(283)	(283)
Total	(340)	(266)	(606)
Attributable to non-controlling interests	–	(107)	(107)
Attributable to BHP shareholders	(340)	(159)	(499)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$323 million (after tax) relates to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2023	US$M
Other income	–
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(103)
Profit/(loss) from equity accounted investments, related impairments and expenses:	
Samarco dam failure provision	(256)
Fair value change on forward exchange derivatives	471
Net finance costs	(452)
Income tax benefit	17
Total[1]	(323)

1 Refer to note 4 'Significant events – Samarco dam failure' for further information.

Chilean tax reform

On 17 May 2023, the Chilean Lower House approved a Royalty Bill which will implement a 1 per cent royalty on revenues, a margin based tax with rates ranging between 8 per cent and 26 per cent, and a 46.5 per cent cap to the overall Chilean tax burden of mining companies.

The President of the Lower House formally declared the legislative process complete on 12 June 2023, following receipt of the Chilean President's formal confirmation that he had waived his veto power to oppose any of the provisions of the Royalty Bill. On 13 July 2023, the Constitutional Court finalised its review of certain aspects of the Royalty Bill, relating only to the distribution of proceeds.

Applying judgement, it was determined that the proposed tax rates were substantively enacted prior to 30 June 2023, as the scope of the Constitutional Court review did not extend to reviewing the tax rates.

While the timing of when the Group's operations will be impacted by the reform depends on existing stability agreements, relevant deferred tax positions have been remeasured by US$283 million in the Group's FY2023 financial statements.

The exceptional items relating to the years ended 30 June 2022 and 30 June 2021 are detailed below.

30 June 2022

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,032)	(31)	(1,063)
Impairment of US deferred tax assets	–	(423)	(423)
Corporate structure unification costs	(428)	–	(428)
BHP Mitsui Coal (BMC) gain on disposal	840	–	840
Total	(620)	(454)	(1,074)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(620)	(454)	(1,074)

Samarco Mineração S.A. (Samarco) dam failure

The loss of US$1,063 million related to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2022	US$M
Other income	–
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(66)
Profit/(loss) from equity accounted investments, related impairments and expenses:	
Samarco impairment expense	–
Samarco dam failure provision	(595)
Fair value change on forward exchange derivatives	(81)
Net finance costs	(290)
Income tax expense	(31)
Total[1]	(1,063)

1 Refer to note 4 'Significant events – Samarco dam failure' for further information.

142 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

3 Exceptional items continued

Impairment of US deferred tax assets
The Group recognised an impairment charge of US$423 million (after tax) in relation to deferred tax assets where the recoverability had historically been reliant on Petroleum earnings in the same tax group. While these tax assets remained with the Group following the merger of the Group's oil and gas portfolio with Woodside, the impairment charge reflected the extent of other forecasted future earnings against which the assets can be recovered.

Corporate structure unification costs
The Group incurred transaction costs associated with the unification of the Group corporate structure under its existing Australian parent company, BHP Group Limited, which was completed on 31 January 2022.

BHP Mitsui Coal (BMC) gain on disposal
On 3 May 2022 the Group sold its 80 per cent interest in BHP Mitsui Coal Pty Ltd (BMC) to Stanmore SMC Holdings Pty Ltd, a wholly owned subsidiary of Stanmore Resources Limited (Stanmore Resources).

Stanmore Resources paid US$1.1 billion cash consideration at completion plus a preliminary completion adjustment of US$218 million for working capital. Deferred consideration of US$222 million comprised US$100 million in cash, outstanding at 30 June 2022 and subsequently received on 3 November 2022, with potential for an additional amount of up to US$150 million (US$122 million discounted) in a price-linked earnout payable in the 2024 calendar year.

Details of the gain on disposal is as follows:

	US$M
BHP share of net assets disposed	631
Gross consideration	1,318
Transaction and other directly applicable costs	(69)
Income tax expense	–
Deferred consideration	222
Gain on disposal	840

30 June 2021

Year ended 30 June 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(1,087)	(71)	(1,158)
COVID-19 related costs	(499)	138	(361)
Impairment of Energy coal assets	(1,523)	(651)	(2,174)
Impairment of Potash assets	(1,314)	(473)	(1,787)
Total	(4,423)	(1,057)	(5,480)
Attributable to non-controlling interests	(34)	10	(24)
Attributable to BHP shareholders	(4,389)	(1,067)	(5,456)

Samarco Mineração S.A. (Samarco) dam failure
The loss of US$1,158 million related to the Samarco dam failure, which occurred in November 2015, and comprises the following:

Year ended 30 June 2021	US$M
Other income	34
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(46)
Profit/(loss) from equity accounted investments, related impairments and expenses:	
Samarco impairment expense	(111)
Samarco dam failure provision	(1,015)
Fair value change on forward exchange derivatives	136
Net finance costs	(85)
Income tax expense	(71)
Total[1]	(1,158)

1 Refer to note 4 'Significant events – Samarco dam failure' for further information.

COVID-19 related costs
The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for FY2021, including costs associated with the increased provision of health and hygiene services, the impacts of maintaining social distancing requirements and demurrage and other standby charges related to delays caused by COVID-19. At the time, COVID-19 was considered a single protracted globally pervasive event.

However, as the pandemic has continued to evolve, certain impacts that were initially considered to be potentially short-term in nature are now expected to continue over a number of reporting periods. These activities are now considered to be part of business as usual operations and, as such, from FY2022 any incremental costs have not been classified as an exceptional item.

Impairment of Energy coal assets
The Group recognised an impairment charge of US$1,704 million (after tax) in relation to New South Wales Energy Coal (NSWEC) reflecting the status of the divestment process and current market conditions for thermal coal, the strengthening Australian dollar and changes to the mine plan. In addition, the Group recognised an impairment charge of US$470 million (after tax) for Cerrejón, reflecting the expected net sales proceeds.

Impairment of Potash assets
The Group recognised an impairment charge of US$1,787 million (after tax) in relation to Potash. The impairment charge reflected an analysis of market perspectives and the value that we expected a market participant to attribute to our investments to date.

BHP | Annual Report 2023 | 143

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure). Refer to section on 'Samarco' in the Operating and Financial Review.

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil's 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognised its 50 per cent share of Samarco's profit or loss and adjusted the carrying value of the investment in Samarco accordingly. Such adjustment continued until the investment carrying value was reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group's results.

The financial impacts of the Samarco dam failure on the Group's income statement, balance sheet and cash flow statement for the year ended 30 June 2023 are shown in the tables below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	2023 US$M	2022 US$M	2021 US$M
Income statement			
Other income[1]	–	–	34
Expenses excluding net finance costs:			
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure[2]	**(103)**	(66)	(46)
Profit/(loss) from equity accounted investments, related impairments and expenses:			
Samarco impairment expense[3]	–	–	(111)
Samarco dam failure provision[4]	**(256)**	(595)	(1,015)
Fair value change on forward exchange derivatives[5]	**471**	(81)	136
Profit/(loss) from operations	**112**	(742)	(1,002)
Net finance costs[6]	**(452)**	(290)	(85)
Loss before taxation	**(340)**	(1,032)	(1,087)
Income tax benefit/(expense)[7]	**17**	(31)	(71)
Loss after taxation	**(323)**	(1,063)	(1,158)
Balance sheet movement			
Trade and other payables	**(6)**	(1)	(5)
Derivatives	**337**	(160)	136
Tax liabilities	**17**	(31)	(71)
Provisions	**(260)**	(629)	(741)
Net decrease/(increase) in liabilities	**88**	(821)	(681)

	2023 US$M	2022 US$M	2021 US$M
Cash flow statement			
Loss before taxation	**(340)**	(1,032)	(1,087)
Adjustments for:			
Samarco impairment expense[3]	–	–	111
Samarco dam failure provision[4]	**256**	595	1,015
Fair value change on forward exchange derivatives[5]	**(471)**	81	(136)
Proceeds of cash management related instruments	**134**	79	–
Net finance costs[6]	**452**	290	85
Changes in assets and liabilities:			
Trade and other payables	**6**	1	5
Net operating cash flows	**37**	14	(7)
Net investment and funding of equity accounted investments[8]	**(448)**	(256)	(470)
Net investing cash flows	**(448)**	(256)	(470)
Net decrease in cash and cash equivalents	**(411)**	(242)	(477)

1 Proceeds from insurance settlements.
2 Includes legal and advisor costs incurred.
3 Impairment expense from working capital funding provided during the period.
4 US$(33) million (2022: US$691 million; 2021: US$836 million) change in estimate and US$289 million (2022: US$(96) million; 2021: US$179 million) exchange translation.
5 The Group enters into forward exchange contracts to limit the Brazilian reais exposure on the dam failure provision. While not applying hedge accounting, the fair value changes in the forward exchange instruments are recorded within Profit/(loss) from equity accounted investments, related impairments and expenses in the Income Statement.
6 Amortisation of discounting of provision.
7 Includes tax on forward exchange derivatives and other taxes incurred during the period.
8 Includes US$ nil (2022: US$ nil; 2021: US$(111) million) funding provided during the period and US$(448) million (2022: US$(256) million; 2021: US$(359) million) utilisation of the Samarco dam failure provision.

Equity accounted investment in Samarco

BHP Brasil's investment in Samarco remains at US$ nil. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

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4 Significant events – Samarco dam failure continued

Provision related to the Samarco dam failure

	2023 US$M	2022 US$M
At the beginning of the financial year	**3,421**	2,792
Movement in provision	**260**	629
Comprising:		
Utilised	**(448)**	(256)
Adjustments charged to the income statement:		
Change in cost estimate	**(33)**	691
Amortisation of discounting impacting net finance costs	**452**	290
Exchange translation	**289**	(96)
At the end of the financial year	**3,681**	3,421
Comprising:		
Current	**1,876**	1,815
Non-current	**1,805**	1,606
At the end of the financial year	**3,681**	3,421

Samarco dam failure provision and contingencies

As at 30 June 2023, BHP Brasil has identified a provision and certain contingent liabilities arising as a consequence of the Samarco dam failure. The provision only reflects the future cost estimates associated with the delivery of programs set out in the Framework Agreement (see below).

Contingent liabilities will only be resolved when one or more uncertain future events occur or related impacts become capable of reliable measurement and, as such, determination of contingent liabilities disclosed in the financial statements requires significant judgement regarding the outcome of future events. A number of the claims below do not specify the amount of damages sought and, where this is specified, amounts could change as the matter progresses.

Ultimately, future changes in all those matters for which a provision has been recognised or contingent liability disclosed could have a material adverse impact on BHP's business, competitive position, cash flows, prospects, liquidity and shareholder returns.

The following table summarises the current status of significant ongoing matters relating to the Samarco dam failure, along with developments during the financial year, and the associated treatment in the Financial Statements:

Item	Provision	Contingent liability
Samarco dam failure – Framework Agreement On 2 March 2016, BHP Brasil, Samarco and Vale entered into a Framework Agreement with the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais, and certain other public authorities to establish a foundation (Fundação Renova) that is developing and executing environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure (the Framework Agreement). Key programs include those for financial assistance and compensation of impacted persons and those for remediation of impacted areas and resettlement of impacted communities. Samarco has primary responsibility for funding Fundação Renova with each of BHP Brasil and Vale having secondary funding obligations in proportion to their 50 per cent shareholding in Samarco. While Samarco has recommenced operations, Samarco's long-term cash flow generation remains highly sensitive to factors including returning to full production capacity, commodity prices and foreign exchange rates. Further, under the proposed resolution to the Samarco Judicial Reorganisation (refer to Samarco Judicial Reorganisation below), Samarco's funding of Fundação Renova would be capped at US$1 billion for the period CY2024 to CY2030. Given the proposed Samarco funding cap and uncertainty associated with Samarco's long-term cash flow generation, BHP Brasil has recognised a provision reflecting the Group's current best estimate of the costs to be incurred in completing the Programs under the Framework Agreement. Uncertainty exists around the scope and cost of the programs, including as a result of ongoing legal actions in relation to the number of individuals eligible for compensation and the amount of damages to which they are entitled. Further, the provision reflects only the estimated cost of completing the Programs as the Group is unable to provide a range of possible outcomes or a reliable estimate of other existing or future claims (as outlined below).	✓	✗
Federal Public Prosecution Office claim BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$32 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure. Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years with the Federal and State prosecutors to progress settlement of this claim. The Federal Public Prosecution Office claim was suspended from the date of ratification of the Governance Agreement and, although the suspension period has formally elapsed, no material development has occurred. Since early CY2021, the parties have been engaging in negotiations to seek a settlement of obligations under the Framework Agreement and Federal Public Prosecution Office claim. Outcomes of the negotiations are highly uncertain, and it is therefore not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than the cost estimates of delivering the programs under the Framework Agreement. BHP Brasil, Samarco and Vale maintain security, as required by the Governance Agreement, with the security currently comprising insurance bonds and a charge over certain Samarco assets.	✗	✓
Australian class action complaint BHP Group Limited is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange (ASX) or shares in BHP Group Plc (now BHP Group (UK) Ltd) on the London Stock Exchange (LSE) and Johannesburg Stock Exchange (JSE) in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.	✗	✓

BHP | Annual Report 2023 | 145

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

Item	Provision	Contingent liability
United Kingdom group action complaint BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified. A trial in relation to BHP's liability for the dam failure is listed for October 2024. In December 2022, the BHP defendants filed their defence and a contribution claim against Vale. The contribution claims contends that if BHP's defence is not successful and the BHP defendants are ordered to pay damages to the claimants, Vale should contribute to any amount payable. Vale contested the jurisdiction of the English courts to determine this contribution claim, with the court dismissing Vale's application on 7 August 2023. Subject to the outcome of any appeals by Vale in relation to jurisdiction and directions from the Court, the contribution claim will proceed in the UK.	✗	✓
Criminal charges The Federal Prosecutors' Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. BHP Brasil rejects outright the charges against the company and the Affected Individuals and is defending itself from all charges while fully supporting each of the Affected Individuals in their defence of the charges.	✗	✓
Civil public action commenced by Associations concerning the use of TANFLOC for water treatment The Vila Lenira Residents Association, State of Espirito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association have filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espirito Santo and the Federal Government. The plaintiffs allege that the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão Dam Failure, using TANFLOC – a tannin-based flocculant/coagulant – that is currently used for wastewater treatment applications. The plaintiffs claim that this product allegedly put the population at risk due to its alleged experimental qualities. The plaintiffs are seeking multiple kinds of relief – material damages, moral damages, loss of profits – and that the defendants should pay for water supply in all locations where there is no water source other than the Doce River. The defendants have presented their defences and the Court's decision is still pending.	✗	✓
Other claims BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental reparation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including reparation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and other BHP entities in Brazil or other jurisdictions.	✗	✓

146 | BHP | Annual Report 2023

BHP Annual Report 2023 147 Operating and Financial Review Governance Financial Statements Additional Information 4 Significant events – Samarco dam failure continued Commitments Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco. However, BHP Brasil has agreed to fund a total of up to US$915 million for the Fundação Renova programs during calendar year 2023. Any additional requests for funding or future investment provided would be subject to a future decision by BHP Brasil, accounted for at that time. Samarco judicial reorganisation Samarco filed for Judicial Reorganisation (JR) in April 2021, with the Second Business State Court for the Belo Horizonte District of Minas Gerais, State of Minas Gerais, Brazil (JR Court), after multiple enforcement actions taken by certain financial creditors of Samarco which threatened Samarco’s operations. The JR is an insolvency proceeding that provides a means for Samarco to seek to restructure its financial debts and establish a stable financial position that allows Samarco to continue to rebuild its operations and strengthen its ability to meet its Fundação Renova related funding obligations. Samarco’s operations have continued during the JR proceeding. On 31 May 2023, Samarco, BHP Brasil and Vale entered into a Restructuring Support Agreement (RSA) with certain Samarco financial creditors. The RSA outlines the proposed parameters for a restructure of Samarco’s financial debts, to be implemented through a consensual judicial reorganisation plan (Consensual Plan), subject to approval by the creditors of Samarco and ratification by the JR Court. On 28 July 2023, Samarco and one of the financial creditors jointly filed the Consensual Plan with the JR Court, that aims at implementing and is consistent with the transactions contemplated in the RSA. Concurrent with the filing of the Consensual Plan, the parties also filed terms of adhesion that demonstrate approval of the Consensual Plan by the majority of Samarco’s creditors as required under Brazilian Bankruptcy Law. Once ratified by the JR Court and confirmed by the United States Bankruptcy Court for the Southern District of New York, the Samarco debt restructure, including payments to Samarco employees and suppliers as stipulated in the Plan and the issuance of new debt instruments to financial creditors is expected to be executed in the first half of FY2024. The proposed terms of the Plan are not expected to impact Fundação Renova’s ability to undertake the remediation and compensation Programs. Samarco’s funding of Renova is proposed to be capped at US$1 billion for the period CY2024 to CY2030. BHP Brasil has considered this proposed cap, along with Samarco’s long-term forecast cash flows, when determining the dam failure related provision at 30 June 2023. Key judgements and estimates Judgements: The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required. Management has determined that a provision can only be recognised for obligations under the Framework Agreement as at 30 June 2023. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted above, given their status. Estimates: The provision for the Samarco dam failure reflects the Group’s estimate of the remaining costs to complete Programs under the Framework Agreement and requires the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 85 per cent of remaining costs for Programs under the Framework Agreement will be incurred by June 2025, largely attributable to the finalisation of the resettlement program and closure of the Novel system (application system for impacted individuals to lodge compensation claims). While the provision has been measured based on the latest information available as at 30 June 2023, changes in facts and circumstances are likely in future reporting periods and may lead to material revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore revisions in future reporting periods due to the key estimates and factors outlined below cannot be reliably measured. The key estimates that may have a material impact upon the provision in the next and future reporting periods include the: – number of people eligible for financial assistance and compensation and the corresponding amount of expected compensation; and – costs to complete key infrastructure programs. The provision may also be affected by factors including but not limited to: – potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of further technical analysis, community participation required under the Governance Agreement and rulings made by the Federal Court; – the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement; – actual costs incurred; – updates to discount and foreign exchange rates; and – the outcomes of Samarco’s judicial reorganisation and resolution of uncertainty in respect of the nature and extent of Samarco’s long-term cash generation. In addition, the provision may be impacted by decisions in, or resolution of, existing and potential legal claims in Brazil and other jurisdictions, including the outcome of the United Kingdom group action and the negotiations seeking a definitive and substantive settlement of the obligations under the Framework Agreement and the R$155 billion (approximately US$32 billion) Federal Public Prosecution Office claim. Outcomes of the negotiations are highly uncertain and it is therefore not possible to provide a reliable estimate of potential outcomes. Given these factors, future actual cash outflows may differ from the amounts currently provided and changes to any of the key assumptions and estimates outlined above could result in a material impact to the provision in the next and future reporting periods.

1 Consolidated Financial Statements continued

4 Significant events – Samarco dam failure continued

The following section includes disclosure of amounts recognised or disclosed by Samarco in its financial statements for matters to which Samarco (and not the Group) is a party.

Samarco

Dam failure related provision and contingencies

In addition to its obligations under the Framework Agreement as at 30 June 2023, Samarco has recognised a provision of US$0.4 billion (30 June 2022: US$0.3 billion), based on currently available information. The magnitude, scope and timing of these additional costs are subject to a high degree of uncertainty and Samarco has indicated that it anticipates that it will incur future costs beyond those provided. These uncertainties are likely to continue for a significant period and changes to key assumptions could result in a material change to the amount of the provision in future reporting periods. Any such unrecognised obligations are therefore contingent liabilities and, at present, it is not practicable to estimate their magnitude or possible timing of payment. Accordingly, it is also not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures at this time.

Samarco is also named as a defendant in a number of other legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing. Given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures to Samarco.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against Samarco.

Samarco insurance

Samarco has standalone insurance policies in place with Brazilian and global insurers. Insurers' loss adjusters or claims representatives continue to investigate and assist with the claims process for matters not yet settled. As at 30 June 2023, an insurance receivable has not been recognised by Samarco in respect of ongoing matters.

Samarco commitments

At 30 June 2023, Samarco has commitments of US$1.0 billion (30 June 2022: US$0.7 billion). Following the dam failure, Samarco invoked force majeure clauses in a number of long-term contracts with suppliers and service providers to suspend contractual obligations.

Samarco non-dam failure related provisions and contingent liabilities

The following non-dam failure related matters pre-date and are unrelated to the Samarco dam failure. Samarco is currently contesting both of these matters in the Brazilian courts. Given the status of these tax matters, the timing of resolution and potential economic outflow for Samarco is uncertain.

Brazilian Social Contribution Levy

Samarco has received tax assessments for the alleged non-payment of Brazilian Social Contribution Levy for the calendar years 2007-2014. Based on its assessment of currently available information as at 30 June 2023, Samarco recognised gross provisions of US$1.1 billion, US$0.9 billion net of US$0.2 billion court deposits paid (30 June 2022: nil) and disclosed contingent liabilities of US$0.2 billion (30 June 2022: US $1.2 billion). As at 30 June 2023, BHP Brasil's 50% share of the impact of the provision recognised by Samarco is reflected in the Group's equity accounting for Samarco.

Brazilian corporate income tax rate

Samarco has received tax assessments, and disclosed contingent liabilities, for alleged incorrect calculation of Corporate Income Tax (IRPJ) in respect of the 2000-2003 and 2007-2014 income years totalling approximately US$1.1 billion (30 June 2022: US$0.9 billion).

5 Expenses and other income

	2023 US$M	2022 US$M	2021 US$M
Employee benefits expense:			
Wages and salaries	**4,539**	4,197	4,018
Employee share awards	**97**	109	88
Social security costs	**4**	4	3
Pension and other post-retirement obligations	**339**	338	274
Less employee benefits expense classified as exploration and evaluation expenditure	**(35)**	(30)	(26)
Changes in inventories of finished goods and work in progress	**301**	(774)	(321)
Raw materials and consumables used	**6,710**	5,991	4,899
Freight and transportation	**2,299**	2,319	1,900
External services	**4,768**	4,525	4,640
Third-party commodity purchases	**1,878**	2,959	2,220
Net foreign exchange (gains)/losses	**(197)**	(326)	293
Fair value change on derivatives[1]	**135**	(29)	87
Government royalties paid and payable	**3,841**	4,014	3,080
Exploration and evaluation expenditure incurred and expensed in the current period	**294**	199	134
Depreciation and amortisation expense	**5,061**	5,683	5,084
Net impairments:			
Property, plant and equipment	**73**	515	2,474
Goodwill and other intangible assets	**2**	–	33
All other operating expenses	**1,764**	2,677	1,991
Total expenses	**31,873**	32,371	30,871
Insurance recoveries	**–**	(4)	(46)
(Gain)/loss on disposal of subsidiaries and operations[2]	**(8)**	(840)	2
Dividend income[3]	**(19)**	(241)	(2)
Other income[4]	**(367)**	(313)	(334)
Total other income	**(394)**	(1,398)	(380)

1 Fair value change on derivatives is principally related to commodity price contracts, foreign exchange contracts and embedded derivatives used in the ordinary course of business as well as derivatives used as part of the funding of dividends.
2 Mainly relates to the divestment of BMC in FY2022. Refer to note 3 'Exceptional items' for further information.
3 During FY2022, the Group received dividends of US$238 million from Cerrejón, which reduced completion proceeds net of transaction costs to US$50 million. On 11 January 2022, BHP completed the sale of its 33.33 per cent interest in Cerrejón to joint venture partner, Glencore plc.
4 Other income is generally income earned from transactions outside the course of the Group's ordinary activities and may include certain management fees from non-controlling interests and joint arrangements, royalties and commission income.

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5 Expenses and other income continued

Recognition and measurement

Other income is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and can be reliably measured. Dividend income is recognised upon declaration.

6 Income tax expense

	2023 US$M	2022 US$M	2021 US$M
Total taxation expense comprises:			
Current tax expense	6,690	10,673	9,018
Deferred tax expense	387	64	1,598
Total taxation expense	7,077	10,737	10,616

	2023 US$M	2022 US$M	2021 US$M
Factors affecting income tax expense for the year			
Income tax expense differs to the standard rate of corporation tax as follows:			
Profit before taxation	21,401	33,137	24,292
Tax on profit at Australian prima facie tax rate of 30 per cent	6,420	9,941	7,288
Derecognition of deferred tax assets and current year tax losses[1]	526	1,087	2,640
Tax on remitted and unremitted foreign earnings	137	441	485
Foreign exchange adjustments	94	(233)	(33)
Tax rate changes	–	–	(1)
Amounts (over)/under provided in prior years	(18)	(80)	(57)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses[2]	(37)	(19)	315
Recognition of previously unrecognised tax assets	(109)	(3)	(28)
Impact of tax rates applicable outside of Australia	(558)	(801)	(669)
Other	236	97	436
Income tax expense	6,691	10,430	10,376
Royalty-related taxation (net of income tax benefit)[3]	386	307	240
Total taxation expense	7,077	10,737	10,616

1 Includes the tax impacts related to the exceptional impairments of US deferred tax assets in the year ended 30 June 2022 and, NSWEC and Potash in the year ended 30 June 2021, as presented in note 3 'Exceptional items'.

2 The loss from equity accounted investments, related impairments and expenses is net of income tax, with the exception of the Samarco forward exchange derivatives described in note 4 'Significant events – Samarco dam failure'. This item removes the prima facie tax effect on such loss, related impairments and expenses, excluding the impact of the Samarco forward exchange derivatives which are taxable.

3 Includes the revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill, as presented in note 3 'Exceptional items'.

Income tax recognised in other comprehensive income is as follows:

	2023 US$M	2022 US$M	2021 US$M
Income tax effect of:			
Items that may be reclassified subsequently to the income statement:			
Hedges:			
Gains/(losses) taken to equity	(29)	274	(259)
(Gains)/losses transferred to the income statement	45	(264)	252
Others	(11)	–	(1)
Income tax credit/(charge) relating to items that may be reclassified subsequently to the income statement	5	10	(8)
Items that will not be reclassified to the income statement:			
Re-measurement gains/(losses) on pension and medical schemes	7	(9)	(21)
Others	–	–	1
Income tax credit/(charge) relating to items that will not be reclassified to the income statement	7	(9)	(20)
Total income tax credit/(charge) relating to components of other comprehensive income[1]	12	1	(28)

1 Included within total income tax relating to components of other comprehensive income is US$12 million relating to deferred taxes and US$ nil relating to current taxes (2022: US$1 million and US$ nil; 2021: US$(28) million and US$ nil).

BHP | Annual Report 2023 | 149

1 Consolidated Financial Statements continued

6 Income tax expense continued

Recognition and measurement

Taxation on the profit/(loss) for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity or other comprehensive income, in which case the tax effect is also recognised in equity or other comprehensive income.

Current tax	Deferred tax	Royalty-related taxation
Current tax is the expected tax on the taxable income for the year, using tax rates and laws enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.	Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for in accordance with IAS 12/AASB 112 'Income Taxes' (IAS 12). Deferred tax is generally provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. Deferred tax is not recognised for temporary differences relating to: – initial recognition of goodwill – initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, except where the transaction gives rise to equal and offsetting taxable and deductible temporary differences – investment in subsidiaries, associates and jointly controlled entities where the Group is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future Deferred tax is measured at the tax rates that are expected to be applied when the asset is realised or the liability is settled, based on the laws that have been enacted or substantively enacted at the reporting date. Current and deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset and when the tax balances are related to taxes levied by the same tax authority and the Group intends to settle on a net basis, or realise the asset and settle the liability simultaneously. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.	Royalties are treated as taxation arrangements (impacting income tax expense/(benefit)) when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for temporary differences. Obligations arising from royalty arrangements that do not satisfy these criteria are recognised as current liabilities and included in expenses.

International Tax Reform – Pillar Two Model Rules

The Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy.

It is unclear if the Pillar Two model rules create additional temporary differences, whether to remeasure deferred taxes for the Pillar Two model rules and which tax rate to use to measure deferred taxes. In response to this uncertainty, on 23 May 2023 and 27 June 2023, respectively, the IASB and AASB issued amendments to IAS 12 'Income taxes' introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed OECD/G20 BEPS Pillar Two model rules. The Group applied the temporary exception at 30 June 2023.

Uncertain tax and royalty matters

The Group operates across many tax jurisdictions. Application of tax law can be complex and requires judgement to assess risk and estimate outcomes. These judgements are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of tax assets and tax liabilities, including deferred tax, recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. The evaluation of tax risks considers both amended assessments received and potential sources of challenge from tax authorities. The status of proceedings for these matters will impact the ability to determine the potential exposure and in some cases, it may not be possible to determine a range of possible outcomes or a reliable estimate of the potential exposure.

Tax and royalty matters with uncertain outcomes arise in the normal course of business and occur due to changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities and legal proceedings.

Tax and royalty obligations assessed as having probable future economic outflows capable of reliable measurement are provided for as at 30 June 2023. Matters with a possible economic outflow and/or presently incapable of being measured reliably are contingent liabilities and disclosed in note 34 'Contingent liabilities'. Details of uncertain tax and royalty matters relating to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.

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6 Income tax expense continued

Key judgements and estimates

Income tax classification

Judgements: The Group's accounting policy for taxation, including royalty-related taxation, requires management's judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost.

Deferred tax

Judgements: Judgement is required in:

- determining the amount of deferred tax assets to be recognised based on the likely timing and the level of future taxable profits;
- assessing whether changes in tax regimes or applicable tax rates are substantively enacted at the reporting date;
- recognising deferred tax liabilities arising from temporary differences in investments. These deferred tax liabilities caused principally by retained earnings held in foreign tax jurisdictions are recognised unless repatriation of retained earnings can be controlled and is not expected to occur in the foreseeable future.

In FY2023, judgement was applied in determining the Chilean Royalty Bill was substantively enacted at the reporting date. It was considered that the process of enactment was complete and the remaining steps for enactment would not change the outcome of the tax rates to be applied in measuring the deferred tax assets and liabilities.

Estimates: The Group assesses the recoverability of recognised and unrecognised deferred taxes, including losses in Australia, the United States and Canada on a consistent basis. Estimates and assumptions relating to projected earnings and cash flows as applied in the Group impairment process are used for operating assets.

These forecasts are also used to estimate the royalty related tax rates to apply when the deferred tax assets are realised and deferred tax liabilities are settled, in revaluing the deferred tax balances following the substantive enactment of the Chilean Royalty Bill.

7 Earnings per share

	2023	2022	2021
Earnings attributable to BHP shareholders (US$M)			
– Continuing operations	**12,921**	20,245	11,529
– Total	**12,921**	30,900	11,304
Weighted average number of shares (Million)			
– Basic	**5,064**	5,061	5,057
– Diluted	**5,073**	5,071	5,068
Basic earnings per ordinary share (US cents)			
– Continuing operations	**255.2**	400.0	228.0
– Total	**255.2**	610.6	223.5
Diluted earnings per ordinary share (US cents)			
– Continuing operations	**254.7**	399.2	227.5
– Total	**254.7**	609.3	223.0
Headline earnings per ordinary share (US cents)			
– Basic	**256.1**	439.0	284.8
– Diluted	**255.7**	438.1	284.2

Refer to note 28 'Discontinued operations' for basic earnings per share and diluted earnings per share for Discontinued operations.

Earnings on American Depositary Shares represent twice the earnings for BHP Group Limited ordinary shares.

Headline earnings is a Johannesburg Stock Exchange defined performance measure and is reconciled from earnings attributable to ordinary shareholders as follows:

	2023 US$M	2022 US$M	2021 US$M
Earnings attributable to BHP shareholders	**12,921**	30,900	11,304
Adjusted for:			
(Gain)/loss on sales of PP&E, Investments and Operations[1]	**(9)**	(95)	(50)
Impairments of property, plant and equipment, financial assets and intangibles	**75**	515	2,633
Samarco impairment expense	**–**	–	111
Cerrejón impairment expense	**–**	–	466
Gain on disposal of BHP Mitsui Coal	**–**	(840)	–
Gain on merger of Petroleum	**–**	(8,167)	–
Tax effect of above adjustments	**(17)**	(97)	(60)
Subtotal of adjustments	**49**	(8,684)	3,100
Headline earnings	**12,970**	22,216	14,404
Diluted headline earnings	**12,970**	22,216	14,404

1 Included in other income.

Recognition and measurement

Diluted earnings attributable to BHP shareholders are equal to the earnings attributable to BHP shareholders.

Prior to the Group's corporate structure unification, the calculation of the number of ordinary shares used in the computation of basic earnings per share was the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Group Limited Employee Equity Trust (previously known as 'BHP Billiton Limited Employee Equity Trust'). Effective from 31 January 2022, the aggregate of the weighted average number of ordinary shares of only BHP Group Limited is considered in the computation of basic earnings per share. Refer to note 17 'Share capital' for details on unification.

BHP | Annual Report 2023 | 151

1 Consolidated Financial Statements continued

7 Earnings per share continued

For the purposes of calculating diluted earnings per share, the effect of 9 million dilutive shares has been taken into account for the year ended 30 June 2023 (2022: 10 million shares; 2021: 11 million shares). The Group's only potential dilutive ordinary shares are share awards granted under the employee share ownership plans for which terms and conditions are described in note 26 'Employee share ownership plans'. Diluted earnings per share calculation excludes instruments which are considered antidilutive.

At 30 June 2023, there are no instruments which are considered antidilutive (2022: nil; 2021: nil).

Working capital

8 Trade and other receivables

	2023 US$M	2022 US$M
Trade receivables	**3,418**	4,411
Other receivables[1]	**1,324**	1,168
Total	**4,742**	5,579
Comprising:		
Current	**4,594**	5,426
Non-current	**148**	153

1 Other receivables mainly relate to indirect tax refunds and receivables from joint venture partners.

Recognition and measurement

Trade receivables are recognised initially at their transaction price or, for those receivables containing a significant financing component, at fair value. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for impairment, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss under IFRS 9.

The collectability of trade and other receivables is assessed continuously. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts at reporting period-end. Individual receivables are written off when management deems them unrecoverable. The net carrying amount of trade and other receivables approximates their fair values.

Credit risk

Trade receivables generally have terms of less than 30 days. The Group has no material concentration of credit risk with any single counterparty and is not dominantly exposed to any individual industry.

Credit risk can arise from the non-performance by counterparties of their contractual financial obligations towards the Group. To manage credit risk, the Group maintains Group-wide procedures covering the application for credit approvals, granting and renewal of counterparty limits, proactive monitoring of exposures against these limits and requirements triggering secured payment terms. As part of these processes, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis. The credit quality of the Group's customers is reviewed and the solvency of each debtor and their ability to pay the receivable is considered in assessing receivables for impairment.

The 10 largest customers represented 31 per cent (2022: 34 per cent) of total credit risk exposures managed by the Group.

Receivables are deemed to be past due or impaired in accordance with the Group's terms and conditions. These terms and conditions are determined on a case-by-case basis with reference to the customer's credit quality, payment performance and prevailing market conditions. As at 30 June 2023, trade receivables of US$8 million (2022: US$103 million) were past due but not impaired. The majority of these receivables were less than 30 days overdue.

At 30 June 2023, trade receivables are stated net of provisions for expected credit losses of US$9 million (2022: US$3 million).

9 Trade and other payables

	2023 US$M	2022 US$M
Trade payables	**4,893**	5,360
Other payables	**1,407**	1,327
Total	**6,300**	6,687
Comprising:		
Current	**6,296**	6,687
Non-current	**4**	–

10 Inventories

	2023 US$M	2022 US$M	Definitions
Raw materials and consumables	**2,106**	1,713	Spares, consumables and other supplies yet to be utilised in the production process or in the rendering of services.
Work in progress	**3,514**	3,827	Commodities currently in the production process that require further processing by the Group to a saleable form.
Finished goods	**1,003**	710	Commodities ready-for-sale and not requiring further processing by the Group.
Total[1]	**6,623**	6,250	
Comprising:			Inventories classified as non-current are not expected to be utilised or sold within 12 months after the reporting date or within the operating cycle of the business.
Current	**5,220**	4,935	
Non-current	**1,403**	1,315	

1 Inventory write-downs of US$100 million were recognised during the year (2022: US$163 million; 2021: US$58 million). Inventory write-downs of US$37 million made in previous periods were reversed during the year (2022: US$23 million; 2021: US$26 million).

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10 Inventories continued

Recognition and measurement

Regardless of the type of inventory and its stage in the production process, inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs and involves estimates of expected metal recoveries and work in progress volumes, calculated using available industry, engineering and scientific data. These estimates are periodically reassessed by the Group taking into account technical analysis and historical performance.

For processed inventories, cost is derived on an absorption costing basis. Cost comprises costs of purchasing raw materials and costs of production, including attributable mining and manufacturing overheads taking into consideration normal operating capacity.

Inventory quantities are assessed primarily through surveys and assays.

Resource assets

11 Property, plant and equipment

	Land and buildings US$M	Plant and equipment US$M	Other mineral assets US$M	Assets under construction US$M	Exploration and evaluation US$M	Total US$M
Net book value – 30 June 2023						
At the beginning of the financial year	**8,079**	**35,500**	**8,494**	**9,031**	**191**	**61,295**
Additions[1]	**194**	**1,024**	**842**	**6,332**	**56**	**8,448**
Acquisition of subsidiaries and operations[2]	**88**	**2,256**	**4,612**	**720**	**–**	**7,676**
Remeasurements of index-linked freight contracts[3]	**–**	**53**	**–**	**–**	**–**	**53**
Depreciation for the year	**(586)**	**(4,156)**	**(225)**	**–**	**–**	**(4,967)**
Impairments for the year[4]	**–**	**(73)**	**–**	**–**	**–**	**(73)**
Disposals	**(2)**	**(6)**	**–**	**–**	**–**	**(8)**
Transfers and other movements	**367**	**2,056**	**(419)**	**(2,602)**	**(8)**	**(606)**
At the end of the financial year[5]	**8,140**	**36,654**	**13,304**	**13,481**	**239**	**71,818**
– Cost	**15,258**	**85,394**	**19,420**	**14,245**	**1,029**	**135,346**
– Accumulated depreciation and impairments	**(7,118)**	**(48,740)**	**(6,116)**	**(764)**	**(790)**	**(63,528)**
Net book value – 30 June 2022						
At the beginning of the financial year	8,072	44,682	8,941	10,432	1,686	73,813
Additions[1]	41	1,935	792	5,872	137	8,777
Remeasurements of index-linked freight contracts[3]	–	(369)	–	–	–	(369)
Depreciation for the year	(663)	(5,564)	(276)	–	–	(6,503)
Impairments for the year[4]	(14)	(499)	(2)	–	–	(515)
Disposals	(3)	(22)	–	–	–	(25)
Divestment and demerger of subsidiaries and operations[6]	(448)	(8,007)	(545)	(3,549)	(842)	(13,391)
Transfers and other movements	1,094	3,344	(416)	(3,724)	(790)	(492)
At the end of the financial year[5]	8,079	35,500	8,494	9,031	191	61,295
– Cost	14,823	81,218	14,353	9,755	981	121,130
– Accumulated depreciation and impairments	(6,744)	(45,718)	(5,859)	(724)	(790)	(59,835)

1 Includes change in estimates and net foreign exchange gains/(losses) related to the closure and rehabilitation provisions for operating sites. Refer to note 15 'Closure and rehabilitation provisions'.
2 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
3 Relates to remeasurements of index-linked freight contracts including continuous voyage charters (CVCs). Refer to note 22 'Leases'.
4 Refer to note 13 'Impairment of non-current assets' for information on impairments.
5 Includes the carrying value of the Group's right-of-use assets relating to land and buildings and plant and equipment of US$2,809 million (2022: US$2,361 million). Refer to note 22 'Leases' for the movement of the right-of-use assets.
6 BMC and Petroleum were disposed in May 2022 and June 2022 respectively. Refer to notes 3 'Exceptional items' and 28 'Discontinued operations' for more information.

Recognition and measurement

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct costs of bringing the asset to the location and the condition necessary for operation and the estimated future costs of closure and rehabilitation of the facility.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Refer to note 22 'Leases' for further details. Right-of-use assets are presented within the category of property, plant and equipment according to the nature of the underlying asset leased.

Exploration and evaluation

Exploration costs are incurred to discover mineral resources. Evaluation costs are incurred to assess the technical feasibility and commercial viability of resources found.

Exploration and evaluation expenditure is charged to the income statement as incurred, except in the following circumstances in which case the expenditure may be capitalised:

– the exploration and evaluation activity is within an area of interest that was previously acquired as an asset acquisition or in a business combination and measured at fair value on acquisition or
– the existence of a commercially viable mineral deposit has been established

A regular review of each area of interest is undertaken to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

BHP | Annual Report 2023 | 153

1 Consolidated Financial Statements continued

11 Property, plant and equipment continued

Development expenditure

When proven mineral reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as assets under construction within property, plant and equipment. All subsequent development expenditure is capitalised and classified as assets under construction, provided commercial viability conditions continue to be satisfied.

The Group may use funds sourced from external parties to finance the acquisition and development of assets and operations. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets. Borrowing costs directly attributable to acquiring or constructing a qualifying asset are capitalised during the development phase.

In the instance where saleable material is extracted prior to the commissioning of a project/site, sale proceeds are recognised as revenue, with associated costs also recognised in the income statement. On completion of development, all assets included in assets under construction are reclassified as either plant and equipment or other mineral assets and depreciation commences.

Other mineral assets

Other mineral assets comprise:

– capitalised exploration, evaluation and development expenditure for assets in production
– mineral rights acquired
– capitalised development and production stripping costs

Overburden removal costs

The process of removing overburden and other waste materials to access mineral deposits is referred to as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Development and production stripping costs are classified as other mineral assets in property, plant and equipment.

Stripping costs are accounted for separately for individual components of an ore body. The determination of components is dependent on the mine plan and other factors, including the size, shape and geotechnical aspects of an ore body. The Group accounts for stripping activities as follows:

Development stripping costs

These are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits (access to mineral ores) will flow to the Group and costs can be measured reliably.

Once the production phase begins, capitalised development stripping costs are depreciated using the units of production method based on the proven and probable reserves of the relevant identified component of the ore body which the initial stripping activity benefits.

Production stripping costs

These are post initial overburden removal costs incurred during the normal course of production activity, which commences after the first saleable minerals have been extracted from the component. Production stripping costs can give rise to two benefits, the accounting for which is outlined below:

	Production stripping activity	
Benefits of stripping activity	Extraction of ore (inventory) in current period.	Improved access to future ore extraction.
Period benefited	Current period	Future period(s)
Recognition and measurement criteria	When the benefits of stripping activities are realised in the form of inventory produced; the associated costs are recorded in accordance with the Group's inventory accounting policy.	When the benefits of stripping activities are improved access to future ore; production costs are capitalised when all the following criteria are met: – the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised – the component of the ore body for which access has been improved can be identified – costs associated with that component can be measured reliably
Allocation of costs	Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio a portion of the stripping costs is capitalised to the production stripping asset.	
Asset recognised from stripping activity	Inventory	Other mineral assets within property, plant and equipment.
Depreciation basis	Not applicable	On a component-by-component basis using the units of production method based on proven and probable reserves.

Key judgements and estimates

Judgements: Judgement is applied by management in determining the components of an ore body.

Estimates: Estimates are used in the determination of stripping ratios and mineral reserves by component. Changes to estimates related to life-of-component waste-to-ore (or mineral contained) strip ratios and the expected ore production from identified components are accounted for prospectively and may affect depreciation rates and asset carrying values.

154 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

11 Property, plant and equipment continued

Depreciation

Depreciation of assets, other than land, assets under construction and capitalised exploration and evaluation that are not depreciated, is calculated using either the straight-line (SL) method or units of production (UoP) method, net of residual values, over the estimated useful lives of specific assets. The depreciation method and rates applied to specific assets reflect the pattern in which the asset's benefits are expected to be used by the Group. The Group's proved and probable reserves for minerals assets are used to determine UoP depreciation unless doing so results in depreciation charges that do not reflect the asset's useful life. Where this occurs, alternative approaches to determining reserves are applied, to provide a phasing of periodic depreciation charges that better reflects the asset's expected useful life.

Where assets are dedicated to a mine lease, the useful lives below are subject to the lesser of the asset category's useful life and the life of the mine lease, unless those assets are readily transferable to another productive mine.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not depreciated.

Key estimates

The determination of useful lives, residual values and depreciation methods involves estimates and assumptions and is reviewed annually. Any changes to useful lives or any other estimates or assumptions, including the expected impact of climate change and the transition to a lower carbon economy, may affect prospective depreciation rates and asset carrying values. The table below summarises the principal depreciation methods and rates applied to major asset categories by the Group.

Category	Buildings	Plant and equipment	Mineral rights	Capitalised exploration, evaluation and development expenditure
Typical depreciation methodology	SL	SL	UoP	UoP
Depreciation rate	25-50 years	3-30 years	Based on the rate of depletion of reserves	Based on the rate of depletion of reserves

Commitments

The Group's commitments for capital expenditure were US$3,975 million as at 30 June 2023 (2022: US$2,820 million). The Group's commitments related to leases are included in note 22 'Leases'.

12 Intangible assets

	2023			2022		
	Goodwill US$M	**Other intangibles US$M**	**Total US$M**	Goodwill US$M	Other intangibles US$M	Total US$M
Net book value						
At the beginning of the financial year	**1,197**	**172**	**1,369**	1,197	240	1,437
Additions	**–**	**51**	**51**	–	36	36
Acquisition of subsidiaries and operations[1]	**192**	**–**	**192**	–	–	–
Amortisation for the year	**–**	**(94)**	**(94)**	–	(60)	(60)
Impairments for the year[2]	**–**	**(2)**	**(2)**	–	–	–
Disposals	**–**	**(15)**	**(15)**	–	(16)	(16)
Divestment and demerger of subsidiaries and operations[3]	**–**	**–**	**–**	–	(66)	(66)
Transfers and other movements	**–**	**109**	**109**	–	38	38
At the end of the financial year	**1,389**	**221**	**1,610**	1,197	172	1,369
– Cost	**1,389**	**1,529**	**2,918**	1,197	1,363	2,560
– Accumulated amortisation and impairments	**–**	**(1,308)**	**(1,308)**	–	(1,191)	(1,191)

1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2 Refer to note 13 'Impairment of non-current assets' for information on impairments.
3 Relates to the merger of Petroleum with Woodside in FY2022. Refer to note 28 'Discontinued operations' for more information.

Recognition and measurement

Goodwill

Where the fair value of the consideration paid for a business acquisition exceeds the fair value of the identifiable assets, liabilities and contingent liabilities acquired, the difference is treated as goodwill. Where consideration is less than the fair value of acquired net assets, the difference is recognised immediately in the income statement. Goodwill is not amortised and is measured at cost less any impairment losses.

Other intangibles

The Group capitalises amounts paid for the acquisition of identifiable intangible assets, such as software, licences and initial payments for the acquisition of mineral lease assets, where it is considered that they will contribute to future periods through revenue generation or reductions in cost. These assets, classified as finite life intangible assets, are carried in the balance sheet at the fair value of consideration paid (cost) less accumulated amortisation and impairment charges. Intangible assets with finite useful lives are amortised on a straight-line basis over their useful lives. The estimated useful lives are generally no greater than eight years.

Initial payments for the acquisition of intangible mineral lease assets are capitalised and amortised over the term of the permit. A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area. Capitalised costs are only carried forward to the extent that they are expected to be recovered through the successful exploitation of the area of interest or alternatively by its sale. To the extent that capitalised expenditure is no longer expected to be recovered, it is charged to the income statement.

Assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell and therefore not amortised.

BHP | Annual Report 2023 | 155

1 Consolidated Financial Statements continued

13 Impairment of non-current assets

		2023			
Cash generating unit	**Segment**	**Property, plant and equipment US$M**	**Goodwill and other intangibles US$M**	**Equity-accounted investment US$M**	**Total US$M**
Other	Various	73	2	–	75
Total impairment of non-current assets		**73**	**2**	**–**	**75**
Reversal of impairment		–	–	–	–
Net impairment of non-current assets – Continuing operations		**73**	**2**	**–**	**75**
Net impairment of non-current assets – Discontinued operations		–	–	–	–
Net impairment of non-current assets		**73**	**2**	**–**	**75**

		2022			
Cash generating unit	Segment	Property, plant and equipment US$M	Goodwill and other intangibles US$M	Equity-accounted investment US$M	Total US$M
Cerro Colorado	Copper	455	–	–	455
Other	Various	60	–	–	60
Total impairment of non-current assets		515	–	–	515
Reversal of impairment		–	–	–	–
Net impairment of non-current assets – Continuing operations		515	–	–	515
Net impairment of non-current assets – Discontinued operations		–	–	–	–
Net impairment of non-current assets		515	–	–	515

Recognition and measurement

Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. Goodwill is tested for impairment at least annually. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash generating unit (CGU) to which the asset belongs, being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount.

Previously impaired assets (excluding goodwill as impairment losses are not reversed in subsequent periods) are reviewed for possible reversal of previous impairment at each reporting date. Impairment reversal cannot exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised for the asset or CGU. Such reversal is recognised in the income statement. There were no reversals of impairment in the current or prior year.

How recoverable amount is calculated

The recoverable amount is the higher of an asset's or CGU's fair value less cost of disposal (FVLCD) and its value in use (VIU).

Fair value less cost of disposal

FVLCD is an estimate of the amount that a market participant would pay for an asset or CGU, less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the asset, which is compared against the asset's carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD are based primarily on Level 3 inputs as defined in note 24 'Financial risk management' unless otherwise noted.

Value in use

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group's continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) to a FVLCD calculation.

Impairment of non-current assets (excluding goodwill)

No material impairment of non-current assets for the year ended 30 June 2023.

Impairment of non-current assets relating to the year ended 30 June 2022 are detailed below.

Impairment of Cerro Colorado

The Group recognised a pre-tax impairment charge of US$455 million. The impairment charge primarily related to an increase in closure and rehabilitation provision at Cerro Colorado due to additional work required to re-profile waste dumps for closure and an increase in scope for the closure activities.

Impairment test for goodwill

The carrying amount of goodwill has been allocated to the CGUs, or groups of CGUs, as follows:

Cash generating unit	**2023 US$M**	2022 US$M
Olympic Dam	**1,010**	1,010
OZ Minerals Limited provisional goodwill	**192**	–
Other	**187**	187
Total goodwill	**1,389**	1,197

156 | BHP | Annual Report 2023

BHP Annual Report 2023 157 Operating and Financial Review Governance Financial Statements Additional Information 13 Impairment of non-current assets continued For the purpose of impairment testing, goodwill has been allocated to CGUs or groups of CGUs, that are expected to benefit from the synergies of previous business combinations, which represent the level at which management will monitor and manage goodwill. The Olympic Dam goodwill has been tested for impairment at 31 December 2022, as part of the Olympic Dam CGU. Details of the goodwill impairment test are provided below. On 2 May 2023, the Group acquired OZ Minerals Limited (OZL) (refer to note 29 ‘Business combination’ for details). The goodwill arising from the acquisition of US$192 million represents the provisional amount, which could not be reliably allocated to a CGU or group of CGUs at 30 June 2023. There were no indicators of impairment during the period from acquisition date to 30 June 2023 to suggest that the provisional goodwill had been impaired. Therefore, as at 30 June 2023, this goodwill has not yet been subject to any impairment testing. Goodwill held by other CGUs is US$187 million (2022: US$187 million). This represents less than one per cent of net assets at 30 June 2023 (2022: less than one per cent). There was no impairment of other goodwill in the year to 30 June 2023 (2022: US$ nil). Olympic Dam goodwill Impairment test conclusion The Group performed an impairment test of the Olympic Dam CGU, including goodwill, as at 31 December 2022 and an impairment charge was not required. A goodwill impairment test was not required at 30 June 2023 as there were no indicators of impairment. How did the goodwill arise? Goodwill arose on the acquisition of WMC Resources Ltd in June 2005. Segment Olympic Dam is part of the Copper reportable segment. How were the valuations calculated? FVLCD methodology using DCF techniques has been applied in determining the recoverable amount of Olympic Dam. Significant assumptions and sensitivities The valuation of Olympic Dam exceeded its carrying amount by approximately US$4.2 billion (2022: US$2.4 billion) and is most sensitive to changes in copper and gold commodity prices, production volumes, operating costs and discount rates. The valuation applied a post-tax real discount rate of 6.5 per cent (2022: 6.5 per cent). Changes in copper and gold commodity price forecasts, estimated production volumes and operating costs and discount rates in the period between 31 December 2022 and 30 June 2023, including an increase to the discount rate applied to Olympic Dam to 7.0 per cent, did not result in an indicator of impairment. Further, it is considered that there are no reasonably possible changes in copper and gold price forecasts, operating cost estimates or the discount rate that would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. A production volume decrease of 9.9 per cent (2022: 6 per cent) across all commodities (copper, gold, silver and uranium) would, in isolation, result in the estimated recoverable amount being equal to the carrying amount. Typically, changes in any one of the aforementioned assumptions (including operating performance) would be accompanied by a change in another assumption which may have an offsetting impact. Action is usually taken to respond to adverse changes in assumptions to mitigate the impact of any such change. Key judgements and estimates that have been applied in the FVLCD valuation are disclosed further below.

1 Consolidated Financial Statements continued

13 Impairment of non-current assets continued

Key judgements and estimates

Judgements: Assessment of indicators of impairment or impairment reversal and the determination of CGUs for impairment purposes require significant management judgement.

Indicators of impairment may include changes in the Group's operating and economic assumptions, including those arising from changes in reserves or mine planning, updates to the Group's commodity supply, demand and price forecasts, or the possible additional impacts from emerging risks including those related to climate change and the transition to a low-carbon economy.

Climate change

The Group's impairment assessments may be impacted by climate change and the transition to a low-carbon economy. Further detail is provided in note 16 'Climate Change'.

Estimates: The Group performs a recoverable amount determination for an asset or CGU when there is an indication of impairment or impairment reversal.

When the recoverable amount is measured by reference to FVLCD, in the absence of quoted market prices or binding sale agreement, estimates are made regarding the present value of future post-tax cash flows. These estimates are made from the perspective of a market participant and include prices, future production volumes, operating costs, capital expenditure, closure and rehabilitation costs, taxes, risking factors applied to cash flows and discount rates. The cash flow forecasts may include net cash flows expected from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Reserves and resources are included in the assessment of FVLCD to the extent that it is considered probable that a market participant would attribute value to them.

When recoverable amount is measured using VIU, estimates are made regarding the present value of future cash flows based on internal budgets and forecasts and life of asset plans. Key estimates are similar to those identified for FVLCD, although some assumptions and values may differ as they reflect the perspective of management rather than a market participant.

All estimates require judgements and assumptions and are subject to risk and uncertainty that may be beyond the control of the Group; hence, there is a possibility that changes in circumstances will materially alter projections, which may impact the recoverable amount of an asset or CGU at each reporting date. While no indicators of impairment, or impairment reversal, were identified across the Group's CGUs at 30 June 2023, the carrying value of the Spence and Nickel West CGUs are the most susceptible to changes in the significant estimates outlined below in the next reporting period.

The significant estimates impacting the Group's recoverable amount determinations are:

Commodity prices

Commodity prices were based on latest internal forecasts which assume short-term market prices will revert to the Group's assessment of long-term price. These price forecasts reflect management's long-term views of global supply and demand, built upon past experience of the commodity markets and are benchmarked with external sources of information such as analyst forecasts. Prices are adjusted based upon premiums or discounts applied to global price markers to reflect the location, nature and quality of the Group's production, or to take into account contracted prices.

Future production volumes

Estimated production volumes were based on detailed data and took into account development plans established by management as part of the Group's long-term planning process. When estimating FVLCD, assumptions reflect all reserves and resources that a market participant would consider when valuing the respective CGU, which in some cases are broader in scope than the reserves that would be used in a VIU test. In determining FVLCD, risk factors may be applied to reserves and resources which do not meet the criteria to be treated as proved.

Cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes)

Cash outflows are based on internal budgets and forecasts and life of asset plans. Cost assumptions reflect management experience and expectations. Tax assumptions reflect existing and substantively enacted tax and royalty regimes and rates applicable in the jurisdiction of the CGU. In the case of FVLCD, cash flow projections include the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost where a market participant may take a consistent view. VIU does not take into account future development.

Discount rates

The Group uses real post-tax discount rates applied to real post-tax cash flows. The discount rates are derived using the weighted average cost of capital methodology. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including country risk.

14 Deferred tax balances

The movement for the year in the Group's net deferred tax position is as follows:

	2023 US$M	2022 US$M	2021 US$M
Net deferred tax (liability)/asset			
At the beginning of the financial year	**(3,007)**	(1,402)	(91)
Acquisition of subsidiaries and operations[1]	**(867)**	–	–
Income tax charge recorded in the income statement[2,3]	**(387)**	(125)	(1,325)
Income tax credit/(charge) recorded directly in equity	**6**	(42)	42
Divestment and demerger of subsidiaries and operations[4]	**–**	(1,439)	–
Other movements	**12**	1	(28)
At the end of the financial year	**(4,243)**	(3,007)	(1,402)

1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2 Includes Discontinued operations income tax (charge)/credit to the income statement in 2022 of US$(61) million (2021: US$273 million).
3 Includes US$(283) million revaluation of deferred tax balances in the year ended 30 June 2023, following the substantive enactment of the Chilean Royalty Bill. Refer to note 3 'Exceptional items' for more information.
4 Relates to the divestment of BMC and merger of Petroleum with Woodside. Refer to notes 3 'Exceptional items' and 28 'Discontinued operations' for more information.

For recognition and measurement refer to note 6 'Income tax expense'.

158 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

14 Deferred tax balances continued

The composition of the Group's net deferred tax assets and liabilities recognised in the balance sheet and the deferred tax expense charged/(credited) to the income statement is as follows:

	Deferred tax assets		Deferred tax liabilities		Charged/(credited) to the income statement		
	2023 US$M	2022 US$M	2023 US$M	2022 US$M	2023 US$M	2022 US$M	2021 US$M
Type of temporary difference							
Depreciation[1]	(629)	(526)	6,259	4,844	452	554	488
Exploration expenditure	11	9	(1)	–	(2)	13	347
Employee benefits	27	21	(425)	(322)	(94)	20	(68)
Closure and rehabilitation	143	104	(1,753)	(1,448)	(296)	24	(515)
Resource rent tax	–	–	–	–	–	(129)	(309)
Other provisions	64	70	(210)	(192)	4	49	77
Deferred income	14	51	–	(1)	37	(31)	(31)
Deferred charges	(82)	(57)	644	584	85	7	68
Investments, including foreign tax credits	225	139	370	365	(54)	(298)	414
Foreign exchange gains and losses	(14)	(13)	190	154	42	33	63
Tax losses	276	225	(214)	(307)	37	28	678
Lease liability[1]	18	17	(767)	(594)	(83)	(10)	67
Other	3	16	206	(20)	259	(135)	46
Total	56	56	4,299	3,063	387	125	1,325

1 Includes deferred tax associated with the recognition of right-of-use assets and lease liabilities on adoption of IFRS 16. Refer to note 22 'Leases'.

The composition of the Group's unrecognised deferred tax assets and liabilities is as follows:

	2023 US$M	2022 US$M
Unrecognised deferred tax assets		
Tax losses and tax credits[1]	8,572	8,462
Investments in subsidiaries[2]	1,661	1,597
Mineral rights[3]	3,287	2,781
Other deductible temporary differences[4]	1,912	1,777
Total unrecognised deferred tax assets	15,432	14,617
Unrecognised deferred tax liabilities		
Investments in subsidiaries[2]	2,179	2,099
Total unrecognised deferred tax liabilities	2,179	2,099

1 At 30 June 2023, the Group had income and capital tax losses with a tax benefit of US$5,709 million (2022: US$5,777 million) and tax credits of US$2,863 million (2022: US$2,685 million), which are not recognised as deferred tax assets, because it is not probable that future taxable profits or capital gains will be available against which the Group can utilise the benefits.

The gross amount of tax losses carried forward that have not been recognised is as follows:

Year of expiry	2023 US$M	2022 US$M
Income tax losses		
Not later than one year	22	–
Later than one year and not later than two years	5	–
Later than two years and not later than five years	47	43
Later than five years and not later than 10 years	549	248
Later than 10 years and not later than 20 years	1,317	1,290
Unlimited	4,889	4,157
	6,829	5,738
Capital tax losses		
Not later than one year	–	–
Later than two years and not later than five years	–	–
Unlimited	13,870	14,173
Gross amount of tax losses not recognised	20,699	19,911
Tax effect of total losses not recognised	5,709	5,777

Of the US$2,863 million of tax credits, US$2,405 million expires not later than 10 years (2022: US$2,129 million) and US$458 million expires later than 10 years and not later than 20 years (2022: US$556 million).

2 The Group has deferred tax assets and deferred tax liabilities associated with undistributed earnings of subsidiaries that have not been recognised because the Group is able to control the timing of the reversal of the temporary differences and it is not probable that these differences will reverse in the foreseeable future. Where the Group has undistributed earnings held by associates and joint interests, the deferred tax liability will be recognised as there is no ability to control the timing of the potential distributions.

3 The Group has deductible temporary differences relating to mineral rights for which deferred tax assets have not been recognised because it is not probable that future capital gains will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

4 The Group has other deductible temporary differences for which deferred tax assets have not been recognised because it is not probable that future taxable profits will be available against which the Group can utilise the benefits. The deductible temporary differences do not expire under current tax legislation.

BHP | Annual Report 2023 | 159

160 BHP Annual Report 2023 1 Consolidated Financial Statements continued 15 Closure and rehabilitation provisions 2023 US$M 2022 US$M At the beginning of the financial year 8,689 11,910 Capitalised amounts for operating sites: Change in estimate 510 1,579 Exchange translation (50) (694) Adjustments charged/(credited) to the income statement: Increases to existing and new provisions 47 174 Exchange translation (8) (58) Released during the year (35) (42) Other adjustments to the provision: Amortisation of discounting impacting net finance costs 839 554 Acquisition of subsidiaries and operations1 168—Divestment and demerger of subsidiaries and operations – (4,477) Expenditure on closure and rehabilitation activities (273) (316) Exchange variations impacting foreign currency translation reserve – (3) Other movements – 62 At the end of the financial year 9,887 8,689 Comprising: Current 520 475 Non-current 9,367 8,214 Operating sites 7,366 6,198 Closed sites 2,521 2,491 1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 ‘Business combinations’ for more information. Profile of closure and rehabilitation cash flows The table below indicates the estimated profile of the Group’s closure and rehabilitation provisions. The profile reflects the undiscounted forecast cash flows that underpin the provisions. In some instances, the Group has an obligation to rehabilitate and maintain a closed site for an indefinite period. For the purpose of this analysis, the cashflow period has been restricted to 100 years. Proportion of the Group’s undiscounted forecast cashflows 2023% 2022 % In one year or less 3 3 In more than one year but not more than two years 4 3 In more than two years but not more than five years 8 9 In more than five years but not more than ten years 14 15 In more than ten years 71 70 Total 100 100 The Group is required to close and rehabilitate sites and associated facilities at the end of or, in some cases, during the course of production to a condition acceptable to the relevant authorities, as specified in licence requirements and the Group’s closure performance requirements. The key components of closure and rehabilitation activities are: – the removal of all unwanted infrastructure associated with an operation – the return of disturbed areas to a safe, stable and self-sustaining condition, consistent with the agreed post-closure land use Recognition and measurement Provisions for closure and rehabilitation are recognised by the Group when: – it has a present legal or constructive obligation as a result of past events – it is more likely than not that an outflow of resources will be required to settle the obligation – the amount can be reliably estimated

BHP Annual Report 2023 161 Operating and Financial Review Governance Financial Statements Additional Information 15 Closure and rehabilitation provisions continued Initial recognition and measurement Subsequent measurement Closure and rehabilitation provisions are initially recognised when an environmental disturbance first occurs. The individual site provisions are an estimate of the expected value of future cash flows required to close the relevant site using current standards and techniques and taking into account risks and uncertainties. Individual site provisions are discounted to their present value using currency specific discount rates aligned to the estimated timing of cash outflows. When provisions for closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The closure and rehabilitation asset, recognised within property, plant and equipment, is depreciated over the life of the operations. The value of the provision is progressively increased over time as the effect of discounting unwinds, resulting in an expense recognised in net finance costs. The closure and rehabilitation provision is reviewed at each reporting date to assess if the estimate continues to reflect the best estimate of the obligation. If necessary, the provision is remeasured to account for factors such as: – additional disturbance during the period – revisions to estimated reserves, resources and lives of operations including any changes to expected operating lives arising from the Group’s latest assessment of the potential impacts of climate change and the transition to a low-carbon economy – developments in technology – changes to regulatory requirements and environmental management strategies – changes in the estimated extent and costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates – movements in interest rates affecting the discount rate applied Changes to the closure and rehabilitation estimate for operating sites are added to, or deducted from, the related asset and amortised on a prospective basis over the remaining life of the operation, generally applying the units of production method. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation. Closed sites Where future economic benefits are no longer expected to be derived through operation, changes to the associated closure and remediation costs are charged to the income statement in the period identified. This amounted to US$4 million in the year ended 30 June 2023 (2022: US$74 million; 2021: US$483 million). Key estimates Closure cost estimates are generally based on conceptual level studies early in the operating life of an asset with more detailed studies and planning performed as closure risks (including those related to climate change) are identified and/or as an asset, or parts thereof, near closure. As such, the recognition and measurement of closure and rehabilitation provisions requires the use of significant estimates and assumptions, including, but not limited to: – the extent (due to legal or constructive obligations) of potential activities required for the removal of infrastructure, decharacterisation of tailings storage facilities and rehabilitation activities – costs associated with future closure activities – the extent and period of post-closure monitoring and maintenance, including water management – applicable discount rates – the timing of cash flows and ultimate closure of operations The extent, cost and timing of future closure activities may also be impacted by the potential physical impacts of climate change and the transition to a low-carbon economy. Further detail is provided in note 16 ‘Climate Change’. Estimates for post-closure monitoring and maintenance reflect the Group’s strategies for individual sites, which may include possible relinquishment. The period of monitoring and maintenance included in the provision requires judgement and considers regulatory and licencing requirements, the outcomes of studies and management’s current assessment of stakeholder expectations. While progressive closure is performed across a number of operations, significant activities are generally undertaken at the end of the production life at the individual sites, the estimated timing of which is informed by the Group’s current assumptions relating to demand for commodities and carbon pricing, and their impact on the Group’s long-term price forecasts. Approximately 51 per cent (2022: 48 per cent) of the Group’s total undiscounted forecast cashflows are expected to be incurred after more than 30 years, reflecting the long-lived nature of many of the Group’s operations which have remaining production lives ranging from 1-103 years (2022: 2-104 years). The discount rates applied to the Group’s closure and rehabilitation provisions are determined by reference to the currency of the closure cash flows, the period over which the cash flows will be incurred and prevailing market interest rates (where available). The Group continues to monitor current market conditions with no change made to the Group’s discount rates in the current year. While the closure and rehabilitation provisions reflect management’s best estimates based on current knowledge and information, further studies, trials and detailed analysis of relevant knowledge and resultant closure activities for individual assets continue to be performed throughout the life of asset. Such studies and analysis can impact the estimated costs of closure activities. Estimates can also be impacted by the emergence of new closure and rehabilitation techniques, changes in regulatory requirements and stakeholder expectations for closure (including costs associated with equitable transition), development of new technologies, risks relating to climate change and the transition to a low-carbon economy, and experience at other operations. These uncertainties may result in future actual expenditure differing from the amounts currently provided for in the balance sheet. Sensitivity A 0.5 per cent increase in the discount rates applied at 30 June 2023 would result in a decrease to the closure and rehabilitation provision of approximately US$758 million, a decrease in property, plant and equipment of approximately US$568 million in relation to operating sites and an income statement credit of approximately US$190 million in respect of closed sites. In addition, the change would result in a decrease of approximately US$44 million to depreciation expense and a US$26 million increment in net finance costs for the year ending 30 June 2024. Given the long-lived nature of the majority of the Group’s assets, the majority of final closure activities are generally not expected to occur for a significant period of time. However, a one-year acceleration in forecast cash flows of the Group’s closure and rehabilitation provisions, in isolation, would result in an increase to the provision of approximately US$209 million, an increase in property, plant and equipment of US$148 million in relation to operating sites and an income statement charge of US$61 million in respect of closed sites.

162 BHP Annual Report 2023 1 Consolidated Financial Statements continued 16 Climate change The Group recognises that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. Identifying, monitoring and assessing the actual and potential impacts of climate change is complex and the Group continues to develop its assessment of the actual and potential financial impacts of climate-related risks and opportunities, including the transition to a low-carbon economy and physical risk impacts. The Group’s current climate change strategy focuses on: – building a portfolio to support the megatrends shaping our world, including future-facing commodities (copper, nickel and potash) and steelmaking materials (iron ore and metallurgical coal) – reducing operational greenhouse gas (GHG) emissions – investing in low GHG emissions technologies – supporting GHG emissions reductions in our value chain and promoting product stewardship – managing climate-related risks (threats and opportunities) – working with others to enhance the global policy and market response Areas of the financial statements that may potentially be impacted in connection with this strategy throughout the value creation and delivery cycle of the Group’s operations, include: Phase Areas of potential financial statement impact Exploration and acquisition – Financial impact of portfolio decisions Development and mining / Process and logistics – Impact of transition risks (threats and opportunities) on asset carrying values – Physical risk impacts on asset carrying values – Acquisition of carbon credits, and application of carbon pricing assumptions – Useful economic lives of property, plant and equipment – Expenditure on operational decarbonisation – Expenditure to support value chain decarbonisation Sales, marketing and procurement – Key transition materials and future-facing commodities and the revenue they generate – Expenditure to support value chain decarbonisation Closure and rehabilitation – Physical risk impacts on asset carrying values – Timing, scope and expected cost of closure and rehabilitation activities At the date of issue of these Financial Statements, indicators show the appropriate measures are not in place globally to drive decarbonisation at the pace or scale required for the aims of the Paris Agreement to be achieved as the most likely future outcome. As such, the significant judgements and key estimates used in the preparation of these financial statements reflect the Group’s current operational planning cases (described below) which are not currently aligned with a 1.5°C temperature outcome. However, while not the basis of preparation of these financial statements, the Group continues to assess the potential financial statement impacts of the 1.5°C temperature outcome goal of the Paris Agreement under the Group’s 1.5°C scenario1. Future changes to the Group’s climate change strategy or global decarbonisation signposts may impact the Group’s significant judgements and key estimates, and result in material changes to financial results and the carrying values of certain assets and liabilities in future reporting periods. Financial impact of portfolio decisions During FY2023, the Group completed the acquisition of OZ Minerals Limited (OZL) and announced the proposed divestment of its interest in the Daunia and Blackwater lower-quality metallurgical coal mines, currently part of the BHP Mitsubishi Alliance (BMA). Further information in respect of the acquisition of OZL is included in note 29 ‘Business combinations’. Given the timing of the acquisition, the OZL assets will be incorporated into the Group’s climate-related assessments, and associated disclosures, in FY2024 as integration of the business continues. These activities support the continued reshaping of the Group’s portfolio to focus on future-facing commodities, iron ore and higher quality metallurgical coal. They follow the completion, in FY2022, of the merger of the Group’s Petroleum business with Woodside and the divestment of the Group’s interests in BHP Mitsui Coal Pty Ltd (BMC) and the Cerrejón non-operated energy coal joint venture. Also in FY2022, the Group announced that it would retain New South Wales Energy Coal (NSWEC) in its portfolio, seek the relevant approvals to continue mining beyond the current consent that expires at the end of FY2026 and proceed with a managed process to cease mining at the asset by the end of FY2030. Following impairments recognised in previous periods, the net carrying value of NSWEC at 30 June 2023 is approximately negative US$220 million comprising property, plant and equipment (PP&E) of approximately US$530 million and closure provisions and other liabilities of approximately US$750 million. As at 30 June 2023, the potential exposure to further impairment for NSWEC is limited to the book value of PP&E of US$530 million, with the forecast cash flows over the proposed operating period supporting the current carrying value. Further, the useful lives of NSWEC PP&E do not exceed the remaining proposed operating period. Impact of transition risks (threats and opportunities) on asset carrying values Significant judgements and key estimates in relation to the preparation of the Financial Statements are impacted by the Group’s current assessment of the range of economic and climate-related conditions that could exist in the world’s transition to a low-carbon economy, considering the current trajectory of society and the global economy as a whole. For example, demand for the Group’s commodities may decrease due to policy, regulatory (including carbon pricing mechanisms), legal, technological, market or societal responses to climate change, resulting in a proportion of a cash generating unit’s (CGU) reserves becoming incapable of extraction in an economically viable fashion. 1 This scenario requires steep global annual emissions reduction, sustained for decades, to stay within a 1.5°C carbon budget. 1.5°C is above pre-industrial levels. For more information about the assumptions, outputs and limitations of our 1.5°C scenario refer to the BHP Climate Change Report 2020 available at bhp.com. The Group is preparing an updated 1.5°C scenario in FY2024.

Operating and Financial Review | Governance | Financial Statements | Additional Information

16 Climate change continued

To support strategic decision making, the Group develops a number of divergent climate scenarios and pathways. In FY2023, the Group's One Energy View, being the Group's current estimates of the most likely future states for the global economy and associated sub-systems, was updated to reflect three different pathways under which most developed economies would reach net zero around 2050, with other large economies reaching net zero in 2060 and 2070. While the global gross domestic product assumptions and the pace and drivers of decarbonisation vary across the pathways, each pathway results in a global average temperature increase of around 2°C by 2100.

The Group uses the One Energy View pathways as inputs to the Group's operational planning cases as they reflect the Group's current best estimates of the most likely range of future states for the global economy and associated sub-systems. These pathways inform updates to the Group's commodity supply and demand outlooks and are used, in conjunction with other market sources of information, to determine the Group's short and long-term price outlooks. Other sources of information include commodity price forward curves, consensus price outlooks and commodity specific price outlooks sourced from industry analysts.

Given the complexity and inherent uncertainty of climate modelling, these pathways are reviewed periodically to reflect new information, with a process in place to assess the need to update internal long-term price outlooks for developments in the periods between pathway updates.

The Group reflects the operational planning cases and associated price outlooks in the internal valuations used as the basis for the Group's impairment assessments.

The discount rate used in the internal valuations reflects a real post-tax weighted average cost of capital (WACC), including country and state risk premia where appropriate, and ranges from 7.0 per cent to 9.5 per cent across the Group (FY2022: 6.0 per cent to 8.5 per cent). Cash flow forecasts used as the basis for impairment testing include asset specific risks, including climate-related risks such as operational interruptions as a result of physical climate-related risks, and therefore the Group does not include a separate climate-related risk adjustment in the Group's WACC.

Physical risk impacts on asset carrying values

The Group's operations are exposed to physical climate-related risks. In FY2023, the Group progressed impact evaluations of physical climate-related risks to better understand the potential impacts to site operations, safety, productivity and cost, with these assessments to continue in FY2024.

The Group's consideration of potential physical climate-related risk impacts when developing the Group's operating plans, including factors such as operational interruptions caused by extreme weather events, therefore considers only the Group's current best estimates of the potential financial impacts of certain climate-related physical risks.

Given the complexity of physical risk modelling and the ongoing nature of the Group's physical risk assessment process, the identification of additional risks and/or the detailed development of the Group's response may result in material changes to financial results and the carrying values of assets and liabilities in future reporting periods.

Acquisition of carbon credits and application of carbon pricing assumptions

The Group's carbon credits and offsetting strategy is currently being managed at a consolidated Group level. However, individual investment decisions and asset valuations used for the purposes of impairment testing, consider carbon price assumptions for major Group operational, competitor and customer countries by applying a carbon price to estimated unmitigated Scopes 1 and 2 GHG emissions over the life of the respective operation.

In determining the Group's forecast, factors including a country's current and announced climate policies, targets and societal factors, such as public acceptance and demographics, are considered. As at the date of these Financial Statements, the carbon price used in asset valuations reflects the following ranges:

US$ real (January 2022) per tCO_2	FY2030 Low	FY2030 High	FY2050 Low	FY2050 High
Australia	25	75	150	225
Brazil	5	50	125	200
Chile	8	41	150	225
Canada	65	102	200	225
Key customer countries	–	175	25	250

The Group acquires carbon credits for the purposes of both compliance and possible voluntary surrender or retirement to achieve the Group's net zero operational GHG emissions long-term goal by CY2050. The Group may also sell to optimise carbon credits depending on internal use requirements or originate carbon credits through project development or direct investment.

Expenditure on carbon credits during FY2023 amounted to approximately US$15 million. The Group did not voluntarily surrender or retire any carbon credits during FY2023.

From FY2024, the Group will be subject to the reforms made to Australia's Safeguard Mechanism in FY2023 which, in effect, levy a carbon price for large facilities by requiring the surrender of eligible credits when their Scope 1 emissions exceed a progressively declining legislated limit (known as a baseline). As such, in future reporting periods, the Group may recognise liabilities where an obligation to purchase eligible carbon credits exists and/or intangible assets for carbon credits acquired or generated to meet those obligations.

Useful economic lives of property, plant and equipment

The determination of useful lives of the Group's PP&E requires judgement, including consideration of the Group's climate change strategy, targets and goals, decarbonisation plans and the possible impact of transition risks on demand for the Group's commodities.

Useful lives are reviewed each reporting period, including to ensure they do not exceed the remaining expected operating life of the operation in which they are utilised, and are updated as required. The remaining lives of the Group's operations reflect the Group's operational planning cases and their underlying climate-related assumptions.

A key component of the Group's operational decarbonisation strategy is the displacement of diesel within the Group's operations, particularly the haul truck fleet. The Group is supporting the development of new equipment by original equipment manufacturers, including entering into partnerships focused on the development and trialling of electrical locomotives and haul trucks.

While technical and commercial development of the technology needed is progressing, the Group's operating plans generally assume replacement of haul trucks, and other diesel powered equipment, at the end of their useful lives in line with the Group's regular fleet renewal programs. For example, a significant proportion of the Group's current WAIO mining fleet is due for replacement prior to the expected availability of battery electric vehicle solutions. As such, the Group's decarbonisation plans have not had a material impact on the estimated remaining useful lives of the Group's existing fleet of assets in FY2023.

BHP | Annual Report 2023 | 163

164 BHP Annual Report 2023 1 Consolidated Financial Statements continued 16 Climate change continued Expenditure on operational decarbonisation The Group has set a target to reduce its operational GHG emissions (Scopes 1 and 2 from our operated assets) by at least 30 per cent from the Group’s FY2020 baseline levels by FY2030 and a goal to achieve net zero operational GHG emissions by CY2050. Given the timing of the OZ Minerals Limited acquisition, the Group plans to update the baseline for both the Group’s medium-term target and longterm goal in FY2024. The Group’s operational decarbonisation activities during FY2023 largely focused on the transition of the Group’s electricity supply to renewable sources. The Group also continued to progress projects in relation to displacement of diesel and managing fugitive methane, however expenditure in these areas is expected to increase towards the second half of the decade. A significant proportion of the Group’s renewable electricity is currently sourced through power purchase agreements and judgement is required in determining the appropriate accounting treatment of such arrangements. Depending on the specific terms and conditions, power purchase agreements may be recognised as: – an expense when incurred – a financial derivative; or – a lease liability, with an associated right of use asset At 30 June 2023, the Group recognised derivatives associated with renewable power purchase agreements (including those signed arrangements in which supply will commence in future periods) with a fair value of approximately US$50 million. No significant leases have been recognised by the Group in relation to renewable power purchase agreements at 30 June 2023. Capital expenditure associated with renewable power purchase agreements is generally limited and, given the early stage of development of diesel displacement and management of fugitive methane, capital expenditure on decarbonisation in FY2023 was not material. Capital and operating expenditures associated with projects aimed at contributing to the achievement of the Group’s operational GHG emissions medium-term target and long-term goal have been incorporated into the estimated future cash flows of the Group’s assets. These cash flow estimates form the basis of the Group’s impairment assessments as outlined in further detail in note 13 ‘Impairment of non-current assets’. Of the total future capital expenditure on operational decarbonisation, the Group expects to spend around US$4 billion (nominal terms) by FY2030, with the majority of decarbonisation capital over this period being spent on diesel-displacement projects2. Many of the projects planned to commence before FY2030 are likely to extend beyond the Group’s medium-term target period, and are expected to make a substantial contribution towards the Group’s long-term goal of net zero operational GHG emissions by CY2050. Significant expenditure on fleet renewal at certain assets, for example Olympic Dam, is expected to occur after FY2030. As the Group’s climate response is further integrated into businessas- usual planning, the spending on climate initiatives is expected to increasingly form part of ordinary course business expenditures. Any change to the Group’s climate change strategy could impact the expected level of expenditure on operational decarbonisation and the associated financial statement significant judgements and key estimates. Capex spend FY24 – FY30 by asset2 WAIO 40% Escondida 31% BMA 12% Pampa Norte and Potash 11% Olympic Dam and Nickel West 6% Expenditure to support value chain decarbonisation The Group continues to invest, including in partnership with others, in potential GHG emissions reduction opportunities in its value chain through technology innovation and development to support reductions to its total reported Scope 3 emissions inventory, with a particular focus on steelmaking and maritime emissions. However, while we seek to influence reduction opportunities, Scope 3 emissions occur outside of our direct control. Reduction pathways are dependent on the development, and upstream or downstream deployment of, solutions and/or supportive policy. Where possible, the financial impact of the Group’s activities in support of the development of Scope 3 reduction pathways is reflected in the financial statements. For example, the Group recognised additional lease liabilities, and associated right of use assets, of US$90 million during FY2023 when chartering of the Group’s new dual-fuelled LNG vessels. Further detail of the Group’s leases is provided in note 22 ‘Leases’. It is, however, currently not possible to reliably estimate or measure the full potential financial statement impacts of the Group’s pursuit of its Scope 3 goals and targets. Key transition materials and future-facing commodities, and the revenue they generate There is no agreed or established approach to defining revenue from commodities that are key to the transition to a low-carbon economy. The investor-led initiative Climate Action 100+ is developing a Diversified Mining Net Zero Standard with the draft Standard defining key transition materials. The FTSE Green Revenues Classification System is a taxonomy designed by FTSE Russell to better identify products and services contributing to the transition to a low-carbon economy. Applying the Climate Action 100+ draft Standard definitions and the FTSE Russel taxonomy would result in the Group classifying copper, nickel and uranium as key transition materials. FY2023 revenue for these commodities was US$14.9 billion, US$1.9 billion (comprised of Batterysuitable3 US$1.0 billion and Other US$0.9 billion) and US$0.4 billion respectively. (FY2022: US$16.0 billion, US$1.7 billion and US$0.2 billion, 2 Based on latest business plans and excluding recently acquired OZL assets. respectively). In respect of diesel-displacement, amounts included in the US$4 billion reflect incremental estimated spend above internal combustion engine replacement costs and supporting site infrastructure. 3 Battery-suitable nickel is defined as nickel briquettes, nickel powder and nickel sulphate. It does not include off-specification nickel metal. Calculated based on gross revenue from battery suitable nickel multiplied by percentage of BHP’s sales of battery-suitable nickel, as applicable to battery material suppliers. Where a customer’s planned end use is not known with certainty to be for battery supply, assumptions of usage have been made using historical nickel usage for those customers.

Operating and Financial Review | Governance | Financial Statements | Additional Information

16 Climate change continued

Timing and expected cost of closure and rehabilitation activities

The extent, cost and timing of the Group's future closure activities may be impacted by potential physical climate-related impacts. In estimating the potential cost of closure activities, the Group considers factors such as long-term weather outlooks, for example forecast changes in rainfall patterns. Closure cost estimates also consider the impact of the Group's climate change strategy on the costs and timing of performing closure activities and the impact of new technology where appropriately developed and tested. For example, closure cost estimates largely continue to reflect the use of existing fuel sources for the Group's equipment while the Group continues to invest in the development of alternative fuel sources and fleet electrification.

The estimated cost of closure activities includes management's current best estimate in relation to post-closure monitoring and maintenance, which may be required for significant periods beyond the completion of other closure activities and is therefore exposed to potential long-term climate-related impacts. While reflecting management's current best estimate, the cost of post-closure monitoring and maintenance may change in future reporting periods as the understanding of, and potential long-term impacts from, climate change continue to evolve.

Given the long-lived nature of the majority of the Group's assets, the majority of final closure activities are not expected to occur for a significant period of time. However, acknowledging the wide range of potential energy transition impacts for metallurgical coal demand, and for illustrative purposes only, a five-year acceleration in forecast cash flows relating to the Group's metallurgical coal closure and rehabilitation provisions, in isolation, would be estimated to result in an increase to the provision of approximately 15 per cent, which approximates to US$250 million.

Further, while the Group's NSWEC closure provision remains subject to estimation and assumptions, the timing of closure is no longer considered materially susceptible to potential long-term climate-related impacts.

More detail on the key judgements and estimates impacting the Group's closure and rehabilitation provisions is presented in note 15 'Closure and rehabilitation provisions'.

Paris Agreement and 1.5°C scenarios

As governments, institutions, companies, and society increasingly focus on addressing climate change, the potential for a non-linear and/or more rapid transition and the subsequent impact on climate-related threats and opportunities increases.

Accordingly, in addition to the operational planning cases, the Group utilises a range of scenarios, including its 1.5°C scenario, when testing the resilience of its portfolio, forming strategy and making investment decisions.

The Group continues to monitor global decarbonisation signposts and updates its operational planning cases, price outlooks and cost of carbon assumptions and assessments relating to strategy and capital allocation accordingly. When such signposts indicate the appropriate measures are in place for achievement of a 1.5°C scenario, this will be reflected in the Group's operational planning cases.

Capital allocation

While a 1.5°C scenario does not currently represent one of the inputs to the Group's operational planning cases, the Group has systematically integrated its 1.5°C scenario into the Group's strategy and capital allocation process to test the extent to which its capital allocation is aligned with a rapidly decarbonising global economy.

Specifically, in addition to consideration of the Group's operational planning cases, the Group applies its 1.5°C scenario to assess whether future demand for the Group's products supports ongoing capital investment. The internal allocation of capital under the Group's Capital Allocation Framework and all major investment decisions continue to require an assessment of investment viability under the Group's 1.5°C scenario.

Integration of the Group's 1.5°C scenario into the capital allocation process is intended to mitigate the risk of stranded assets, and associated impairments, should the appropriate global measures to achieve a 1.5°C outcome be adopted.

Demand for the Group's commodities impacting price outlooks

The Group acknowledges that there are a range of possible energy transition scenarios, including those that are aligned with the aims of the Paris Agreement, that may indicate different outcomes for individual commodities. The Group examines the resilience of its portfolio to a 1.5°C scenario (the Group's 1.5°C scenario) on an ongoing basis by considering the impact of commodity price estimates under that scenario using the Group's latest operating plans.

There are inherent limitations with scenario analysis and it is difficult to predict which, if any, of the scenarios might eventuate and none of the scenarios considered constitutes a definitive outcome for the Group.

However, the long-term commodity price estimates under the Group's 1.5°C scenario reflect the world needing more steel, copper, potash and nickel in the next 30 years when compared to the last 30 years. In addition, the Group's portfolio is transitioning towards higher quality iron ore and metallurgical coal that enable steelmakers to be more efficient and operate with a lower GHG emissions intensity.

The Group considers that is it currently impracticable to fully assess all potential Financial Statement impacts under the Group's 1.5°C scenario. However, the Group has carried out analysis which indicates that the long-term commodity price outlooks under this scenario for iron ore, copper, metallurgical coal, nickel and potash are either largely consistent with or favourable to the price outlooks in the Group's current operational planning cases. Given these positive long-term price outlooks, price-only sensitivities to the Group's long-term 1.5°C price outlook indicate that there would not be any asset impairments for those commodities.

Further, acknowledging the wide range of potential energy transition impacts for metallurgical coal demand, the Group has also performed additional price-only sensitivities for the Group's metallurgical coal assets. These price-only sensitivities reflect different price outlooks while assuming that all other factors in the asset valuations, such as production and sales volumes, capital and operating expenditures, carbon pricing and the discount rate, remain unchanged from those used in the Group's FY2023 metallurgical coal impairment assessments. As such, the sensitivities do not attempt to assess all potential financial statement impacts, including impacts on asset valuations, that may arise under the Group's 1.5°C scenario.

Under the Group's operational planning case assumptions, headroom in excess of US$6.5 billion currently exists between the carrying value of the Group's metallurgical coal assets and their estimated valuation. As such, these sensitivities indicate that adverse movements in long-term price assumptions, in isolation, would reduce the current headroom on the Group's metallurgical coal assets but, given the current headroom, may not result in an impairment.

Price-only sensitivities reflect the following price outlooks published in August 2022 by Wood Mackenzie, a research and consultancy business for the global energy, power and renewables, subsurface, chemicals, and metals and mining industries:

Price source	CY2030 Price (real, US$/tonne)	CY2050 Price (real, US$/tonne)
Base case	159	170
1.5°C scenario	127	135

No impairment is indicated by these price-only sensitivities.

The Group does not disclose the Group's internally generated long-term price outlooks for individual commodities, including those under the Group's 1.5°C scenario, given their commercial sensitivity.

BHP | Annual Report 2023 | 165

1 Consolidated Financial Statements continued

Capital structure

17 Share capital

	BHP Group Limited			BHP Group Plc	
	2023 shares	2022 shares	2021 shares	2022 shares	2021 shares
Share capital issued					
Opening number of shares	**5,062,323,190**	2,945,851,394	2,945,851,394	2,112,071,796	2,112,071,796
Issue of shares	**3,497,366**	4,400,000	–	–	–
Corporate structure unification	**–**	2,112,071,796	–	(2,112,071,796)	–
Purchase of shares by ESOP Trusts	**(6,442,571)**	(8,704,669)	(7,587,353)	(63,567)	(185,054)
Employee share awards exercised following vesting	**6,081,843**	8,522,684	6,948,683	77,748	173,644
Movement in treasury shares under Employee Share Plans	**360,728**	181,985	638,670	(14,181)	11,410
Closing number of shares	**5,065,820,556**	5,062,323,190	2,945,851,394	–	2,112,071,796
Comprising:					
Shares held by the public	**5,064,408,782**	5,061,272,144	2,944,982,333	–	2,112,057,615
Treasury shares	**1,411,774**	1,051,046	869,061	–	14,181
Other share classes					
5.5% Preference shares of £1 each	**–**	–	–	–	50,000
Special Voting share of no par value	**–**	–	1	–	–
Special Voting share of US$0.50 par value	**–**	–	–	–	1
DLC Dividend share	**–**	–	1	–	–

During FY2023, BHP Group Limited issued 3,497,366 fully paid ordinary shares to the BHP Group Limited Employee Equity Trust and to Solium Capital (Australia) Pty Ltd at A$40.51 per share (2022: 4,400,000 fully paid ordinary shares at A$52.99 per share), to satisfy the vesting of employee share awards and related dividend equivalent entitlements under those employee share plans.

Share capital of BHP Group Limited at 30 June 2023 is composed of the following categories of shares:

Ordinary shares fully paid	Treasury shares
Each fully paid ordinary share of BHP Group Limited carries the right to one vote at a meeting of the Company.	Treasury shares are fully paid ordinary shares of BHP Group Limited that are held by the ESOP Trusts for the purpose of issuing shares to employees under the Group's Employee Share Plans. Treasury shares are recognised at cost and deducted from equity, net of any income tax effects. When the treasury shares are subsequently sold or reissued, any consideration received, net of any directly attributable costs and income tax effects, is recognised as an increase in equity. Any difference between the carrying amount and the consideration, if reissued, is recognised in retained earnings.

As a result of the corporate structure unification on 31 January 2022, 2,112,071,796 fully paid ordinary shares in BHP Group Limited were issued to BHP Group Plc shareholders in a one for one exchange of their BHP Group Plc ordinary shares, resulting in BHP Group Limited becoming the sole parent company of the Group with a single set of shareholders.

The following classes of shares existed prior to the Group's unification on 31 January 2022:

Special Voting shares	Preference shares	DLC Dividend share
Each of BHP Group Limited and BHP Group Plc had issued one Special Voting share to facilitate joint voting by shareholders of BHP Group Limited and BHP Group Plc on Joint Electorate Actions. These shares were bought back for nominal value in January 2022 and subsequently cancelled.	Preference shares had the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Group Plc on a return of capital or winding up. These shares were acquired by way of gift from J.P. Morgan and subsequently cancelled on 31 January 2022.	The DLC Dividend share supported the Dual Listed Company (DLC) equalisation principles in place since the merger in 2001, including the requirement that ordinary shareholders of BHP Group Plc and BHP Group Limited were paid equal cash dividends per share. This share enabled efficient and flexible capital management across the DLC and was issued on 23 February 2016 at par value of US$10. This share was bought back for nominal value in January 2022 and subsequently cancelled.

166 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

18 Other equity

	2023 US$M	2022 US$M	2021 US$M	Recognition and measurement
Share premium account	–	–	518	The share premium account represented the premium paid on the issue of BHP Group Plc shares recognised in accordance with the UK Companies Act 2006. It was transferred to the common control reserve as part of the unification of the Group's corporate structure.
Capital redemption reserve	–	–	177	The capital redemption reserve represented the par value of BHP Group Plc shares that were purchased and subsequently cancelled. It was transferred to the common control reserve as part of unification of the Group's corporate structure.
Common control reserve	(1,603)	(1,603)	–	The common control reserve arose on unification of the Group's corporate structure and represents the residual on consolidation between BHP Group Ltd's investment in BHP Group Plc (now known as BHP Group (UK) Ltd) and BHP Group Plc's share capital, share premium and capital redemption reserve at the time of unification.
Employee share awards reserve	171	174	268	The employee share awards reserve represents the accrued employee entitlements to share awards that have been charged to the income statement and have not yet been exercised. Once exercised, the difference between the accumulated fair value of the awards and their historical on-market purchase price is recognised in retained earnings.
Cash flow hedge reserve	10	41	100	The cash flow hedge reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognised in the income statement when the hedged transaction impacts the income statement, or is recognised as an adjustment to the cost of non-financial hedged items. The hedging reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge relationship.
Cost of hedging reserve	(1)	(19)	(54)	The cost of hedging reserve represents the recognition of certain costs of hedging for example, basis adjustments, which have been excluded from the hedging relationship and deferred in other comprehensive income until the hedged transaction impacts the income statement.
Foreign currency translation reserve	(14)	(14)	43	The foreign currency translation reserve represents exchange differences arising from the translation of non-US dollar functional currency operations within the Group into US dollars.
Equity investments reserve	9	(8)	15	The equity investment reserve represents the revaluation of investments in shares recognised through other comprehensive income. Where a revalued financial asset is sold, the relevant portion of the reserve is transferred to retained earnings.
Non-controlling interest contribution reserve	1,441	1,441	1,283	The non-controlling interest contribution reserve represents the excess of consideration received over the book value of net assets attributable to equity instruments when acquired by non-controlling interests.
Total reserves	**13**	12	2,350	

Summarised financial information relating to each of the Group's subsidiaries with non-controlling interests (NCI) that are material to the Group before any intra-group eliminations is shown below:

	2023			2022		
US$M	**Minera Escondida Limitada**	**Other individually immaterial subsidiaries (incl. intra-group eliminations)**	**Total**	Minera Escondida Limitada	Other individually immaterial subsidiaries (incl. intra-group eliminations)	Total
Group share (per cent)	**57.5**			57.5		
Current assets	**3,144**			2,929		
Non-current assets	**12,160**			11,636		
Current liabilities	**(1,598)**			(2,192)		
Non-current liabilities	**(5,413)**			(4,762)		
Net assets	**8,293**			7,611		
Net assets attributable to NCI	**3,525**	**509**	**4,034**	3,235	574	3,809
Revenue	**8,847**			9,500		
Profit after taxation	**2,365**			3,522		
Other comprehensive income	**(8)**			11		
Total comprehensive income	**2,357**			3,533		
Profit after taxation attributable to NCI	**1,005**	**398**	**1,403**	1,497	658	2,155
Other comprehensive income attributable to NCI	**(3)**	**–**	**(3)**	5	–	5
Net operating cash flow	**3,168**			4,519		
Net investing cash flow	**(1,351)**			(860)		
Net financing cash flow	**(1,620)**			(4,029)		
Dividends paid to NCI	**712**	**463**	**1,175**	1,760	780	2,540

While the Group controls Minera Escondida Limitada, the non-controlling interests hold certain protective rights that restrict the Group's ability to sell assets held by Minera Escondida Limitada, or use the assets in other subsidiaries and operations owned by the Group. Minera Escondida Limitada is also restricted from paying dividends without the approval of the non-controlling interests.

BHP | Annual Report 2023 | 167

1 Consolidated Financial Statements continued

19 Dividends

	Year ended 30 June 2023		Year ended 30 June 2022		Year ended 30 June 2021	
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period[1]						
Prior year final dividend	175	8,858	200	10,119	55	2,779
Interim dividend	90	4,562	150	7,601	101	5,115
	265	13,420	350	17,720	156	7,894

1 5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid for financial year 2021. No dividend paid for the financial year 2022. These preference shares were cancelled on 31 January 2022.

Dividends paid during the period differs from the amount of dividends paid in the Consolidated Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. Additional derivative settlements of US$161 million were made as part of the funding of the dividend paid during the period and is disclosed in Proceeds/(settlements) of cash management related instruments in the Consolidated Cash Flow Statement.

Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited. Dividends determined on each ADS represent twice the dividend determined on each BHP Group Limited ordinary share.

Dividends are determined after period-end and announced with the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to year-end, on 22 August 2023, BHP Group Limited determined a final dividend of 80 US cents per share (US$4,052 million), which will be paid on 28 September 2023 (30 June 2022: final dividend of 175 US cents per share – US$8,857 million; 30 June 2021: final dividend of 200 US cents per share – US$10,114 million).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2023 US$M	2022 US$M	2021 US$M
Franking credits as at 30 June	7,953	7,007	14,302
Franking credits arising on the future payment/(refund) of taxes relating to the period	(261)	2,043	1,799
Total franking credits available[1]	7,692	9,050	16,101

1 The payment of the final 2023 dividend determined after 30 June 2023 will reduce the franking account balance by US$1,737 million.

20 Provisions for dividends and other liabilities

The disclosure below excludes closure and rehabilitation provisions (refer to note 15 'Closure and rehabilitation provisions'), employee benefits, restructuring and post-retirement employee benefits provisions (refer to note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions') and provisions related to the Samarco dam failure (refer to note 4 'Significant events – Samarco dam failure').

	2023 US$M	2022 US$M
At the beginning of the financial year	674	581
Acquisition of subsidiaries and operations[1]	61	–
Dividends determined	13,420	17,720
Charge/(credit) for the year:		
Underlying	156	493
Discounting	2	1
Exchange variations	(161)	122
Released during the year	(62)	(48)
Utilisation	(35)	(96)
Dividends paid	(13,268)	(17,851)
Divestment and demerger of subsidiaries and operations	–	(146)
Transfers and other movements	(18)	(102)
At the end of the financial year	769	674
Comprising:		
Current	384	356
Non-current	385	318

1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.

168 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Financial management

21 Net debt

The Group seeks to maintain a strong balance sheet and deploys its capital with reference to the Capital Allocation Framework.

The Group monitors capital using the net debt balance and the gearing ratio, being the ratio of net debt to net debt plus net assets.

The net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings which reflects the Group's risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Under IFRS 16/AASB16 'Leases', vessel lease contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities.

	2023		2022	
US$M	**Current**	**Non-current**	Current	Non-current
Interest bearing liabilities				
Bank loans	**5,310**	**2,192**	397	2,075
Notes and debentures	**1,337**	**10,482**	1,690	9,673
Lease liabilities	**521**	**2,498**	519	2,057
Bank overdraft and short-term borrowings	**5**	**–**	–	–
Other	**–**	**–**	16	1
Total interest bearing liabilities	**7,173**	**15,172**	2,622	13,806
Less: Lease liability associated with index-linked freight contracts	**114**	**173**	113	161
Less: Cash and cash equivalents				
Cash	**7,206**	**–**	5,728	–
Short-term deposits	**5,222**	**–**	11,508	–
Less: Total cash and cash equivalents	**12,428**	**–**	17,236	–
Less: Derivatives included in net debt				
Net debt management related instruments[1]	**(113)**	**(1,459)**	(358)	(1,330)
Net cash management related instruments[2]	**36**	**–**	273	–
Less: Total derivatives included in net debt	**(77)**	**(1,459)**	(85)	(1,330)
Net debt		**11,166**		333
Net assets		**48,530**		48,766
Gearing		**18.7%**		0.7%

1 Represents the net cross currency and interest rate swaps designated as effective hedging instruments included within current and non-current other financial assets and liabilities.

2 Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.

Cash and short-term deposits are disclosed in the cash flow statement net of bank overdrafts and interest bearing liabilities at call.

	2023 US$M	2022 US$M	2021 US$M
Total cash and cash equivalents	**12,428**	17,236	15,246
Bank overdrafts and short-term borrowings	**(5)**	–	–
Total cash and cash equivalents, net of overdrafts	**12,423**	17,236	15,246

Cash and cash equivalents includes US$95 million (2022: US$127 million) restricted by legal or contractual arrangements.

Recognition and measurement

Cash and short-term deposits in the balance sheet comprise cash at bank and on hand and highly liquid cash deposits with short-term maturities that are readily convertible to known amounts of cash with insignificant risk of change in value. The Group considers that the carrying value of cash and cash equivalents approximate fair value due to their short-term to maturity. Refer to note 22 'Leases' and note 24 'Financial risk management' for the recognition and measurement principles for lease liabilities and other financial liabilities.

Interest bearing liabilities and cash and cash equivalents include balances denominated in the following currencies:

	Interest bearing liabilities		Cash and cash equivalents	
	2023 US$M	2022 US$M	**2023 US$M**	2022 US$M
USD	**16,289**	8,813	**5,925**	7,654
EUR	**3,050**	3,463	**544**	2,656
GBP	**1,587**	2,621	**674**	30
AUD	**1,233**	783	**1,797**	3,360
CAD	**7**	584	**3,362**	3,437
Other	**179**	164	**126**	99
Total	**22,345**	16,428	**12,428**	17,236

The Group enters into derivative transactions to convert the majority of its exposures above into US dollars. Further information on the Group's risk management activities relating to these balances is provided in note 24 'Financial risk management'.

BHP | Annual Report 2023 | 169

1 Consolidated Financial Statements continued

21 Net debt continued

Liquidity risk

The Group's liquidity risk arises from the possibility that it may not be able to settle or meet its obligations as they fall due and is managed as part of the portfolio risk management strategy. Operational, capital and regulatory requirements are considered in the management of liquidity risk, in conjunction with short-term and long-term forecast information.

Recognising the cyclical volatility of operating cash flows, the Group has defined minimum target cash and liquidity buffers to be maintained to mitigate liquidity risk and support operations through the cycle.

The Group's strong credit profile, diversified funding sources, its minimum cash buffer and its committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The Group's Moody's credit rating changed from A2/P-1 to A1/P-1 outlook stable (long-term/short-term). The Group's Standard & Poor's rating has remained at A-/A-1 outlook stable (long-term/short-term).

There were no defaults on the Group's liabilities during the period.

Counterparty risk

The Group is exposed to credit risk from its financing activities, including short-term cash investments such as deposits with banks and derivative contracts. This risk is managed by Group Treasury in line with the counterparty risk framework, which aims to minimise the exposure to a counterparty and mitigate the risk of financial loss through counterparty failure.

Exposure to counterparties is monitored at a Group level across all products and includes exposure with derivatives and cash investments.

Investments and derivatives are only transacted with approved counterparties who have been assigned specific limits based on a quantitative credit risk model. These limits are updated at least bi-annually. Additionally, derivatives are subject to tenor limits and investments are subject to concentration limits by rating.

Derivative fair values are inclusive of valuation adjustments that take into account both the counterparty and the Group's risk of default.

Standby arrangements and unused credit facilities

The Group's committed revolving credit facility operates as a back-stop to the Group's uncommitted commercial paper program. The combined amount drawn under the facility or as commercial paper will not exceed US$5.5 billion. As at 30 June 2023, US$ nil commercial paper was drawn (2022: US$ nil). The facility is due to mature on 10 October 2026. A commitment fee is payable on the undrawn balance and interest is payable on any drawn balance comprising a reference rate plus a margin. The agreed margins are typical for a credit facility extended to a company with the Group's credit rating.

Maturity profile of financial liabilities

The maturity profile of the Group's financial liabilities based on the undiscounted contractual amounts, taking into account the derivatives related to debt, is as follows:

2023 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables[1]	Total
Due for payment:							
In one year or less or on demand	6,659	757	536	257	658	6,175	15,042
In more than one year but not more than two years	1,399	595	388	126	538	4	3,050
In more than two years but not more than five years	4,058	1,410	399	267	1,031	–	7,165
In more than five years	8,093	3,693	1,020	211	1,846	–	14,863
Total	20,209	6,455	2,343	861	4,073	6,179	40,120
Carrying amount	19,326	–	1,755	804	3,019	6,179	31,083

2022 US$M	Bank loans, debentures and other loans	Expected future interest payments	Derivatives related to debentures	Other derivatives	Obligations under lease liabilities	Trade and other payables[1]	Total
Due for payment:							
In one year or less or on demand	2,109	492	525	221	579	6,608	10,534
In more than one year but not more than two years	1,634	427	300	112	443	–	2,916
In more than two years but not more than five years	2,609	1,032	492	246	936	–	5,315
In more than five years	7,550	3,705	1,467	245	1,470	–	14,437
Total	13,902	5,656	2,784	824	3,428	6,608	33,202
Carrying amount	13,852	–	1,824	752	2,576	6,608	25,612

1 Excludes input taxes of US$121 million (2022: US$79 million) included in other payables. Refer to note 9 'Trade and other payables'.

170 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

22 Leases

Movements in the Group's lease liabilities during the year are as follows:

	2023 US$M	2022 US$M
At the beginning of the financial year	**2,576**	3,896
Additions	**542**	866
Acquisition of subsidiaries and operations[1]	**423**	–
Remeasurements of index-linked freight contracts	**53**	(369)
Lease payments[2]	**(706)**	(1,288)
Foreign exchange movement	**12**	(126)
Amortisation of discounting	**130**	125
Divestment and demerger of subsidiaries and operations[3]	**–**	(492)
Transfers and other movements	**(11)**	(36)
At the end of the financial year	**3,019**	2,576
Comprising:		
Current liabilities	**521**	519
Non-current liabilities	**2,498**	2,057

1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2 Includes US$ nil (2022: US$39 million) related to Discontinued operations.
3 Relates to the divestment of BMC and merger of Petroleum with Woodside in FY2022. Refer to notes 3 'Exceptional items' and 28 'Discontinued operations' for more information.

A significant proportion by value of the Group's lease contracts relate to plant facilities, office buildings and vessels. Lease terms for plant facilities and office buildings typically run for over 10 years and vessels from four to 10 years. Other leases include port facilities, various equipment and vehicles. The lease contracts contain a wide range of different terms and conditions including extension and termination options and variable lease payments.

The Group's lease obligations are included in the Group's Interest bearing liabilities and, with the exception of vessel lease contracts that are priced with reference to a freight index, form part of the Group's net debt.

The maturity profile of lease liabilities based on the undiscounted contractual amounts is as follows:

Lease liability	2023 US$M	2022 US$M
Due for payment:		
In one year or less or on demand	**658**	579
In more than one year but not more than two years	**538**	443
In more than two years but not more than five years	**1,031**	936
In more than five years[1]	**1,846**	1,470
Total	**4,073**	3,428
Carrying amount	**3,019**	2,576

1 Includes US$808 million (2022: US$707 million) due for payment in more than ten years.

At 30 June 2023, commitments for leases not yet commenced based on undiscounted contractual amounts were US$1,271 million (2022: US$928 million).

Movements in the Group's right-of-use assets during the year are as follows:

	2023			2022		
	Land and buildings US$M	Plant and equipment US$M	Total US$M	Land and buildings US$M	Plant and equipment US$M	Total US$M
Net book value						
At the beginning of the financial year	**452**	**1,909**	**2,361**	638	2,712	3,350
Additions	**192**	**350**	**542**	41	825	866
Acquisition of subsidiaries and operations[1]	**–**	**423**	**423**	–	–	–
Remeasurements of index-linked freight contracts	**–**	**53**	**53**	–	(369)	(369)
Depreciation expensed during the period	**(71)**	**(462)**	**(533)**	(103)	(872)	(975)
Depreciation classified as exploration	**–**	**–**	**–**	–	(3)	(3)
Impairments for the year	**–**	**–**	**–**	(7)	–	(7)
Divestment and demerger of subsidiaries and operations[2]	**–**	**–**	**–**	(116)	(313)	(429)
Transfers and other movements	**–**	**(37)**	**(37)**	(1)	(71)	(72)
At the end of the financial year	**573**	**2,236**	**2,809**	452	1,909	2,361
– Cost	**758**	**4,088**	**4,846**	745	4,307	5,052
– Accumulated depreciation and impairments	**(185)**	**(1,852)**	**(2,037)**	(293)	(2,398)	(2,691)

1 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.
2 Relates to the divestment of BMC and merger of Petroleum with Woodside in FY2022. Refer to notes 3 'Exceptional items' and 28 'Discontinued operations' for more information.

Right-of-use assets are included within the underlying asset classes in Property, plant and equipment. Refer to note 11 'Property, plant and equipment'.

BHP | Annual Report 2023 | 171

1 Consolidated Financial Statements continued

22 Leases continued

Amounts recorded in the income statement and the cash flow statement for the year were:

	2023 US$M	2022 US$M	2021 US$M	Included within
Income statement				
Depreciation of right-of-use assets	**533**	964	753	Profit from operations
Short-term, low-value and variable lease costs[1]	**795**	847	834	Profit from operations
Interest on lease liabilities	**130**	119	102	Financial expenses
Cash flow statement				
Principal lease payments	**576**	1,130	732	Cash flows from financing activities
Lease interest payments	**130**	119	102	Cash flows from operating activities

1 Relates to US$714 million of variable lease costs (2022: US$585 million; 2021: US$510 million), US$47 million of short-term lease costs (2022: US$222 million; 2021: US$294 million) and US$34 million of low-value lease costs (2022: US$40 million; 2021: US$30 million). Variable lease costs include contracts for hire of mining service equipment, drill rigs and transportation services. These contracts contain variable lease payments based on usage and asset performance.

Recognition and measurement

All leases with the exception of short-term (under 12 months) and low-value leases are recognised on the balance sheet, as a right-of-use asset and a corresponding interest bearing liability. Lease liabilities are initially measured at the present value of the future lease payments from the lease commencement date and are subsequently adjusted to reflect the interest on lease liabilities, lease payments and any remeasurements due to, for example, lease modifications or a change to future lease payments linked to an index or rate. Lease payments are discounted using the interest rate implicit in the lease or, where the rate is not readily determinable, the interest payments are discounted at the Group's weighted average incremental borrowing rate, adjusted to reflect factors specific to the lease, including where relevant the currency, tenor and location of the lease.

In addition to containing a lease, the Group's contractual arrangements may include non-lease components. For example, certain mining services arrangements involve the provision of additional services, including maintenance, drilling activities and the supply of personnel. The Group has elected to separate these non-lease components from the lease components in measuring lease liabilities. Non-lease components are accounted for in accordance with the accounting policies applied to each underlying good or service received.

Low-value and short-term leases continue to be expensed to the income statement. Variable lease payments not dependent on an index or rate are excluded from lease liabilities, and expensed to the income statement.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost will initially correspond to the lease liability, adjusted for initial direct costs, lease payments made prior to lease commencement, capitalised provisions for closure and rehabilitation and any lease incentives received.

The lease asset and liability associated with all index-linked freight contracts, including continuous voyage charters (CVCs), are measured at each reporting date based on the prevailing freight index (generally the Baltic C5 index).

Lease costs are recognised in the income statement over the lease term in the form of depreciation on the right-of-use asset and the unwinding of finance charges on the lease liability.

Where the Group is the operator of an unincorporated joint operation and all investors are parties to a lease, the Group recognises its proportionate share of the lease liability and associated right-of-use asset. In the event the Group is the sole signatory to a lease, and therefore has the sole legal obligation to make lease payments, the lease liability is recognised in full. Where the associated right-of-use asset is sub-leased (under a finance sub-lease) to a joint operation, for instance where it is dedicated to a single operation and the joint operation has the right to direct the use of the asset, the Group (as lessor) recognises its proportionate share of the right-of-use asset and a net investment in the lease, representing amounts to be recovered from the other parties to the joint operation. If the Group is not party to the head lease contract but sub-leases the associated right-of-use asset (as lessee), it recognises its proportionate share of the right-of-use asset and a lease liability which is payable to the operator.

Key judgements and estimates

Judgements: Certain contractual arrangements not in the form of a lease require the Group to apply significant judgement in evaluating whether the Group controls the right to direct the use of assets and therefore whether the contract contains a lease. Management considers all facts and circumstances in determining whether the Group or the supplier has the rights to direct how, and for what purpose, the underlying assets are used in certain mining contracts and other arrangements, including outsourcing and shipping arrangements. Judgement is used to assess which decision-making rights mostly affect the benefits of use of the assets for each arrangement.

Where a contract includes the provision of non-lease services, judgement is required to identify the lease and non-lease components.

Estimates: Where the Group cannot readily determine the interest rate implicit in the lease, estimation is involved in the determination of the weighted average incremental borrowing rate to measure lease liabilities.

The incremental borrowing rate reflects the rates of interest a lessee would have to pay to borrow over a similar term, with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. Under the Group's portfolio approach to debt management, the Group does not specifically borrow for asset purchases. Therefore, the incremental borrowing rate is estimated referencing the Group's corporate borrowing portfolio and other similar rated entities, adjusted to reflect the terms and conditions of the lease (including the impact of currency, credit rating of subsidiary entering into the lease and the term of the lease), at the inception of the lease arrangement or the time of lease modification.

The Group estimates stand-alone prices, where such prices are not readily observable, in order to allocate the contractual payments between lease and non-lease components.

172 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

23 Net finance costs

	2023 US$M	2022 US$M	2021 US$M
Financial expenses			
Interest expense using the effective interest rate method:			
Interest on bank loans, overdrafts and all other borrowings	**997**	491	607
Interest capitalised at 5.71% (2022: 2.90%; 2021: 2.83%)[1]	**(271)**	(113)	(204)
Interest on lease liabilities	**130**	119	102
Discounting on provisions and other liabilities	**1,293**	645	353
Other gains and losses:			
Fair value change on hedged loans	**(803)**	(1,286)	(779)
Fair value change on hedging derivatives	**691**	1,277	704
Loss on bond repurchase[2]	**–**	–	395
Exchange variations on net debt	**9**	(99)	99
Other	**14**	16	13
Total financial expenses	**2,060**	1,050	1,290
Financial income			
Interest income	**(529)**	(81)	(67)
Net finance costs	**1,531**	969	1,223

1 Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$81 million (2022: US$34 million; 2021: US$61 million).

2 Relates to the additional cost on settlement of two multi-currency hybrid debt repurchase programs and the unwind of the associated hedges, included in a total cash payment of US$3,402 million disclosed in repayment of interest bearing liabilities in the Consolidated Cash Flow Statement.

Recognition and measurement

Interest income is accrued using the effective interest rate method. Finance costs are expensed as incurred, except where they relate to the financing of construction or development of qualifying assets.

24 Financial risk management

24.1 Financial risks

Financial and capital risk management strategy

The financial risks arising from the Group's operations comprise market, liquidity and credit risk. These risks arise in the normal course of business and the Group manages its exposure to them in accordance with the Group's portfolio risk management strategy. The objective of the strategy is to support the delivery of the Group's financial targets, while protecting its future financial security and flexibility by taking advantage of the natural diversification provided by the scale, diversity and flexibility of the Group's operations and activities.

As part of the risk management strategy, the Group monitors target gearing levels and credit rating metrics under a range of different stress test scenarios incorporating operational and macroeconomic factors.

Market risk management

The Group's activities expose it to market risks associated with movements in interest rates, foreign currencies and commodity prices. Under the strategy outlined above, the Group seeks to achieve financing costs, currency impacts, input costs and commodity prices on a floating or index basis.

In executing the strategy, financial instruments are potentially employed in three distinct but related activities. The following table summarises these activities and the key risk management processes:

Activity	Key risk management processes
1 Risk mitigation	
On an exception basis, hedging for the purposes of mitigating risk related to specific and significant expenditure on investments or capital projects will be executed if necessary to support the Group's strategic objectives.	Execution of transactions within approved mandates.
2 Economic hedging of commodity sales, operating costs, short-term cash deposits, other monetary items and debt instruments	
Where Group commodity production is sold to customers on pricing terms that deviate from the relevant index target and where a relevant derivatives market exists, financial instruments may be executed as an economic hedge to align the revenue price exposure with the index target and US dollars.	Measuring and reporting the exposure in customer commodity contracts and issued debt instruments.
Where debt is issued in a currency other than the US dollar and/or at a fixed interest rate, fair value and cash flow hedges may be executed to align the debt exposure with the Group's functional currency of US dollars and/or to swap to a floating interest rate.	Executing hedging derivatives to align the total group exposure to the index target.
Where short-term cash deposits and other monetary items are denominated in a currency other than US dollars, derivative financial instruments may be executed to align the foreign exchange exposure to the Group's functional currency of US dollars.	Execution of transactions within approved mandates.
3 Strategic financial transactions	
Opportunistic transactions may be executed with financial instruments to capture value from perceived market over/under valuations.	Execution of transactions within approved mandates.

Primary responsibility for the identification and control of financial risks, including authorising and monitoring the use of financial instruments for the above activities and stipulating policy thereon, rests with the Financial Risk Management Committee under authority delegated by the Chief Executive Officer.

BHP | Annual Report 2023 | 173

1 Consolidated Financial Statements continued

24 Financial risk management continued

Interest rate risk

The Group is exposed to interest rate risk on its outstanding borrowings and short-term cash deposits from the possibility that changes in interest rates will affect future cash flows or the fair value of fixed interest rate financial instruments. Interest rate risk is managed as part of the portfolio risk management strategy.

The majority of the Group's debt is issued at fixed interest rates. The Group has also drawn on a facility of US$5.0 billion to fund the acquisition of OZL that was referenced to floating rates. The Group has entered into interest rate swaps and cross currency interest rate swaps to convert most of its fixed interest rate exposure to floating US dollar interest rate exposure. As at 30 June 2023, 98 per cent of the Group's borrowings were exposed to floating interest rates inclusive of the effect of swaps (2022: 80 per cent).

The fair value of interest rate swaps and cross currency interest rate swaps in hedge relationships used to hedge both interest rate and foreign currency risks are shown in the valuation hierarchy in section 24.4 'Derivatives and hedge accounting'.

Based on the net debt position as at 30 June 2023, taking into account interest rate swaps and cross currency interest rate swaps, it is estimated that a one percentage point increase in the Secured Overnight Financing Rate (SOFR) interest rate will decrease the Group's equity and profit after taxation by US$58 million (2022: increase of US$29 million). This assumes the change in interest rates is effective from the beginning of the financial year and the fixed/floating mix and balances are constant over the year.

Interest Rate Benchmark Reform

The London Interbank Offered Rate (LIBOR) and other benchmark interest rates are being replaced by alternative risk-free rates (ARR) as part of inter-bank offer rate (IBOR) reform. Sterling LIBOR ceased to be published on 1 January 2022 and USD LIBOR will no longer be published after 30 June 2023.

Amendments to IFRS 9/AASB 9 'Financial Instruments', IFRS 7/AASB 7 'Financial Instruments: Disclosures' and IFRS 16/AASB 16 'Leases' in relation to IBOR reform early adopted by the Group in previous periods impact the Group's cross currency and interest rate swaps, which prior to IBOR reform referenced the US LIBOR benchmark, and the associated hedge accounting.

These amendments provide relief from applying certain hedge accounting requirements to hedging arrangements directly impacted by IBOR reform. In particular, where changes to the Group's instruments arise solely as a result of IBOR reform and do not change the economic substance of the Group's arrangements, the Group is able to maintain its existing hedge relationships and accounting.

During the year ended 30 June 2023, the Group actively transitioned all impacted cross currency and interest rate swaps from US LIBOR to the alternative, widely adopted SOFR benchmark. As the transition resulted solely from IBOR reform, the Group has applied the relief available in IFRS 9 and continues to apply hedge accounting to its hedging arrangements, including accounting for ineffectiveness. Refer to section 24.4 'Derivatives and hedge accounting' for further information.

The Group does not hold any material lease arrangements that contain reference to the existing benchmarks and as a result there is no material impact on lease liabilities or right-of-use assets at 30 June 2023.

The Group's revolving credit facility was restructured to reference to Alternative Reference Rates (ARRs) and remains undrawn. Furthermore, in the period, Escondida has executed new SOFR linked loans and has amended existing US LIBOR linked loans with lenders, so that the applicable floating interest rate reference 3M or 6M Term SOFR rates.

Currency risk

The US dollar is the predominant functional currency within the Group and as a result, currency exposures arise from transactions and balances in currencies other than the US dollar. The Group's potential currency exposures comprise:

- translational exposure in respect of non-functional currency monetary items
- transactional exposure in respect of non-functional currency expenditure and revenues

The Group's foreign currency risk is managed as part of the portfolio risk management strategy.

Translational exposure in respect of non-functional currency monetary items

Monetary items, including financial assets and liabilities, denominated in currencies other than the functional currency of an operation are restated at the end of each reporting period to US dollar equivalents and the associated gain or loss is taken to the income statement. The exception is foreign exchange gains or losses on foreign currency denominated provisions for closure and rehabilitation at operating sites, which are capitalised in property, plant and equipment.

The Group has entered into cross currency interest rate swaps and foreign exchange forwards to convert its significant foreign currency exposures in respect of monetary items into US dollars. Fluctuations in foreign exchange rates are therefore not expected to have a significant impact on equity and profit after tax.

The following table shows the carrying values of financial assets and liabilities at the end of the reporting period denominated in currencies other than the US dollar that are exposed to foreign currency risk:

Net financial (liabilities)/assets – by currency of denomination	2023 US$M	2022 US$M
AUD	**(4,168)**	(3,649)
CLP	**(74)**	(602)
GBP	**353**	388
EUR	**217**	280
Other	**43**	187
Total	**(3,629)**	(3,396)

The principal non-functional currencies to which the Group is exposed are the Australian dollar, the Chilean peso, the Pound sterling and the Euro. Based on the Group's net financial assets and liabilities as at 30 June 2023, a weakening of the US dollar against these currencies (one cent strengthening in Australian dollar, 10 pesos strengthening in Chilean peso, one penny strengthening in Pound sterling and one cent strengthening in Euro), with all other variables held constant, would decrease the Group's equity and profit after taxation by US$15 million (2022: decrease of US$16 million).

174 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

24 Financial risk management continued

Transactional exposure in respect of non-functional currency expenditure and revenues
Certain operating and capital expenditure is incurred in currencies other than an operation's functional currency. To a lesser extent, certain sales revenue is earned in currencies other than the functional currency of operations and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These currency risks are managed as part of the portfolio risk management strategy. The Group may enter into forward exchange contracts when required under this strategy.

Commodity price risk
The risk associated with commodity prices is managed as part of the portfolio risk management strategy. Substantially all of the Group's commodity production is sold on market-based index pricing terms, with derivatives used from time to time to achieve a specific outcome.

Financial instruments with commodity price risk comprise forward commodity and other derivative contracts with net liabilities at fair value of US$20 million (2022: net liabilities of US$56 million).

Provisionally priced commodity sales and purchases contracts
Provisionally priced sales or purchases volumes are those for which price finalisation, referenced to the relevant index, is outstanding at the reporting date. Provisional pricing mechanisms within these sales and purchases arrangements have the character of a commodity derivative. Trade receivables or payables under these contracts are carried at fair value through profit or loss using Level 2 valuation inputs based on forecast selling prices in the quotation period. The Group's exposure at 30 June 2023 to the impact of movements in commodity prices upon provisionally invoiced sales and purchases volumes was predominately around copper.

The Group had 314 thousand tonnes of copper exposure as at 30 June 2023 (2022: 289 thousand tonnes) that was provisionally priced. The final price of these sales and purchases volumes will be determined during the first half of FY2024. A 10 per cent change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or decrease profit after taxation by US$184 million (2022: US$162 million).

The relationship between commodity prices and foreign currencies is complex and movements in foreign exchange rates can impact commodity prices.

Liquidity risk
Refer to note 21 'Net debt' for details on the Group's liquidity risk.

Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, other short-term investments, interest rate and currency derivative contracts and other financial instruments.

Refer to note 8 'Trade and other receivables' and note 21 'Net debt' for details on the Group credit risk.

24.2 Recognition and measurement
All financial assets and liabilities, other than derivatives and trade receivables, are initially recognised at the fair value of consideration paid or received, net of transaction costs as appropriate. Financial assets are initially recognised on their trade date.

Financial assets are subsequently carried at fair value or amortised cost based on:

- the Group's purpose, or business model, for holding the financial asset
- whether the financial asset's contractual terms give rise to cash flows that are solely payments of principal and interest

The resulting Financial Statements classifications of financial assets can be summarised as follows:

Contractual cash flows	Business model	Category
Solely principal and interest	Hold in order to collect contractual cash flows	Amortised cost
Solely principal and interest	Hold in order to collect contractual cash flows and sell	Fair value through other comprehensive income
Solely principal and interest	Hold in order to sell	Fair value through profit or loss
Other	Any of those mentioned above	Fair value through profit or loss

Solely principal and interest refers to the Group receiving returns only for the time value of money and the credit risk of the counterparty for financial assets held. The main exceptions for the Group are provisionally priced receivables and derivatives which are measured at fair value through profit or loss under IFRS 9.

The Group has the intention of collecting payment directly from its customers in most cases, however the Group also participates in receivables financing programs in respect of selected customers. Receivables in these portfolios which are classified as 'hold in order to sell', are provisionally priced receivables and are therefore held at fair value through profit or loss prior to sale to the financial institution.

With the exception of derivative contracts and provisionally priced trade payables which are carried at fair value through profit or loss, the Group's financial liabilities are classified as subsequently measured at amortised cost.

The Group may in addition elect to designate certain financial assets or liabilities at fair value through profit or loss or to apply hedge accounting where they are not mandatorily held at fair value through profit or loss.

Fair value measurement
The carrying amount of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group's views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.

The inputs used in fair value calculations are determined by the relevant segment or function. The functions support the assets and operate under a defined set of accountabilities authorised by the Executive Leadership Team. Movements in the fair value of financial assets and liabilities may be recognised through the income statement or in other comprehensive income according to the designation of the underlying instrument.

BHP | Annual Report 2023 | 175

1 Consolidated Financial Statements continued

24 Financial risk management continued

For financial assets and liabilities carried at fair value, the Group uses the following to categorise the inputs to the valuation method used based on the lowest level input that is significant to the fair value measurement as a whole:

IFRS 13 Fair value hierarchy	Level 1	Level 2	Level 3
Valuation inputs	Based on quoted prices (unadjusted) in active markets for identical financial assets and liabilities.	Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices).	Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling.

24.3 Financial assets and liabilities

The financial assets and liabilities are presented by class in the table below at their carrying amounts.

	IFRS 13 Fair value hierarchy Level[1]	IFRS 9 Classification	2023 US$M	2022 US$M
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	34	–
Current other derivative contracts[3]	2,3	Fair value through profit or loss	407	326
Current other financial assets		Amortised cost	–	100
Current other investments[4]	1,2	Fair value through profit or loss	29	203
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	149	136
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	228	16
Non-current other financial assets[5]	3	Fair value through profit or loss	246	273
Non-current investment in shares	1,3	Fair value through other comprehensive income	224	138
Non-current other investments[4]	1,2	Fair value through profit or loss	268	239
Total other financial assets			1,585	1,431
Cash and cash equivalents		Amortised cost	12,428	17,236
Trade and other receivables[6]		Amortised cost	1,506	1,674
Provisionally priced trade receivables	2	Fair value through profit or loss	2,705	3,478
Total financial assets			18,224	23,819
Non-financial assets			83,072	71,347
Total assets			101,296	95,166
Current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	147	358
Current other derivative contracts	2	Fair value through profit or loss	176	118
Current other financial liabilities[7]		Amortised cost	79	103
Non-current cross currency and interest rate swaps[2]	2	Fair value through profit or loss	1,608	1,466
Non-current other derivative contracts[3]	2,3	Fair value through profit or loss	82	31
Non-current other financial liabilities[7]		Amortised cost	467	500
Total other financial liabilities			2,559	2,576
Trade and other payables[8]		Amortised cost	5,338	5,223
Provisionally priced trade payables	2	Fair value through profit or loss	841	1,385
Bank overdrafts and short-term borrowings[9]		Amortised cost	5	–
Bank loans[9]		Amortised cost	7,502	2,472
Notes and debentures[9]		Amortised cost	11,819	11,363
Lease liabilities[10]			3,019	2,576
Other[9]		Amortised cost	–	17
Total financial liabilities			31,083	25,612
Non-financial liabilities			21,683	20,788
Total liabilities			52,766	46,400

1 All of the Group's financial assets and financial liabilities recognised at fair value were valued using market observable inputs categorised as Level 2 unless specified otherwise in the following footnotes.
2 Cross currency and interest rate swaps are valued using market data including interest rate curves and foreign exchange rates. A discounted cash flow approach is used to derive the fair value of cross currency and interest rate swaps at the reporting date.
3 Includes net other derivative assets of US$46 million related to power purchase contract agreements that are categorised as Level 3 (2022: US$ nil).
4 Includes investments held by BHP Foundation which are restricted and not available for general use by the Group of US$290 million (2022: US$252 million) of which other investments (mainly US Treasury Notes) of US$138 million categorised as Level 1 (2022: US$119 million).
5 Includes receivables contingent on outcome of future events relating to mining and regulatory approvals of US$246 million (2022: US$233 million).
6 Excludes input taxes of US$531 million (2022: US$427 million) included in other receivables.
7 Includes the discounted settlement liability in relation to the cancellation of power contracts at the Group's Escondida operations.
8 Excludes input taxes of US$121 million (2022: US$79 million) included in other payables.
9 All interest bearing liabilities, excluding lease liabilities, are unsecured.
10 Lease liabilities are measured in accordance with IFRS 16/AASB 16 'Leases'.

The carrying amounts in the table above generally approximate to fair value. In the case of US$534 million (2022: US$3,018 million) of fixed rate debt not swapped to floating rate, the fair value at 30 June 2023 was US$538 million (2022: US$3,126 million). The fair value is determined using a method that can be categorised as Level 2 and uses inputs based on benchmark interest rates, alternative market mechanisms or recent comparable transactions.

For financial instruments that are carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between categories during the period.

176 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

24 Financial risk management continued

Offsetting financial assets and liabilities

The Group enters into money market deposits and derivative transactions under International Swaps and Derivatives Association master netting agreements that do not meet the offsetting criteria in IAS 32/AASB 132 'Financial Instruments: Presentation', but allow for the related amounts to be set-off in certain circumstances. The amounts set out as cross currency and interest rate swaps in the table above represent the derivative financial assets and liabilities of the Group that may be subject to the above arrangements and are presented on a gross basis.

24.4 Derivatives and hedge accounting

The Group uses derivatives to hedge its exposure to certain market risks and may elect to apply hedge accounting.

Hedge accounting

Derivatives are included within financial assets or liabilities at fair value through profit or loss unless they are designated as effective hedging instruments. Financial instruments in this category are classified as current if they are due or expected to be settled within 12 months otherwise they are classified as non-current.

Where hedge accounting is applied, at the start of the transaction, the Group documents the type of hedge, the relationship between the hedging instrument and hedged items and its risk management objective and strategy for undertaking various hedge transactions. The documentation also demonstrates that the hedge is expected to be effective.

The Group applies the following types of hedge accounting to its derivatives hedging the interest rate and currency risks of its notes and debentures:

- Fair value hedges – the fair value gain or loss on interest rate and cross currency swaps relating to interest rate risk, together with the change in the fair value of the hedged fixed rate borrowings attributable to interest rate risk are recognised immediately in the income statement. If the hedge no longer meets the criteria for hedge accounting, the fair value adjustment on the note or debenture is amortised to the income statement over the period to maturity using a recalculated effective interest rate.
- Cash flow hedges – changes in the fair value of cross currency interest rate swaps which hedge foreign currency cash flows on the notes and debentures are recognised directly in other comprehensive income and accumulated in the cash flow hedging reserve. To the extent a hedge is ineffective, changes in fair value are recognised immediately in the income statement.

  When a hedging instrument expires, or is sold, terminated or exercised, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is amortised to the income statement over the period to the hedged item's maturity.

When hedged, the Group hedges the full notional value of notes or debentures. However, certain components of the fair value of derivatives are not permitted under IFRS 9 to be included in the hedge accounting above. Certain costs of hedging are permitted to be recognised in other comprehensive income. Any change in the fair value of a derivative that does not qualify for hedge accounting, or is ineffective in hedging the designated risk due to contractual differences between the hedged item and hedging instrument, is recognised immediately in the income statement.

The table below shows the carrying amounts of the Group's notes and debentures by currency and the derivatives which hedge them:

- The carrying amount of the notes and debentures includes foreign exchange remeasurement to period-end rates and fair value adjustments when included in a fair value hedge.
- The breakdown of the hedging derivatives includes remeasurement of foreign currency notional values at period-end rates, fair value movements due to interest rate risk, foreign currency cash flows designated into cash flow hedges, costs of hedging recognised in other comprehensive income, ineffectiveness recognised in the income statement and accruals or prepayments.
- The hedged value of notes and debentures includes their carrying amounts adjusted for the offsetting derivative fair value movements due to foreign currency and interest rate risk remeasurement.

		Fair value of derivatives							
2023 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement[1]	Accrued cash flows	Total	Hedged value of notes and debentures[2]
	A	B	C	D	E	F	G	B to G	A + B + C
USD	7,245	–	214	–	–	32	23	269	7,459
GBP	1,566	522	274	24	(9)	(69)	35	777	2,362
EUR	3,008	434	302	(39)	10	(49)	(132)	526	3,744
Total	**11,819**	**956**	**790**	**(15)**	**1**	**(86)**	**(74)**	**1,572**	**13,565**

		Fair value of derivatives							
2022 US$M	Carrying amount of notes and debentures	Foreign exchange notional at spot rates	Interest rate risk	Recognised in cash flow hedging reserve	Recognised in cost of hedging reserve	Recognised in the income statement[1]	Accrued cash flows	Total	Hedged value of notes and debentures[2]
	A	B	C	D	E	F	G	B to G	A + B + C
USD	4,740	–	(16)	–	–	(7)	86	63	4,724
GBP	2,599	796	(115)	(35)	13	26	42	727	3,280
EUR	3,449	585	112	(16)	8	(4)	45	730	4,146
CAD	575	167	5	(8)	6	(3)	1	168	747
Total	11,363	1,548	(14)	(59)	27	12	174	1,688	12,897

1 Predominantly related to ineffectiveness.
2 Includes US$534 million (2022: US$3,018 million) of fixed rate debt not swapped to floating rate that is not in a hedging relationship.

The weighted average interest rate payable is USD SOFR +1.54 per cent (2022: USD LIBOR + 1.74 per cent). Refer to note 23 'Net finance costs' for details of net finance costs for the year.

BHP | Annual Report 2023 | 177

1 Consolidated Financial Statements continued

24 Financial risk management continued

Movements in reserves relating to hedge accounting

The following table shows a reconciliation of the components of equity and an analysis of the movements in reserves for all hedges. For a description of these reserves, refer to note 18 'Other equity'.

2023 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	**Tax**	**Net**	**Gross**	**Tax**	**Net**	**Total**
At the beginning of the financial year	**59**	**(18)**	**41**	**(27)**	**8**	**(19)**	**22**
Add: Change in fair value of hedging instrument recognised in OCI	**95**	**(29)**	**66**	**–**	**–**	**–**	**66**
Less: Reclassified from reserves to financial expenses – recognised through OCI	**(174)**	**53**	**(121)**	**26**	**(8)**	**18**	**(103)**
Less: Loss/(gain) transferred to balance sheet related items	**35**	**(11)**	**24**	**–**	**–**	**–**	**24**
At the end of the financial year	**15**	**(5)**	**10**	**(1)**	**–**	**(1)**	**9**

2022 US$M	Cash flow hedging reserve			Cost of hedging reserve			
	Gross	Tax	Net	Gross	Tax	Net	Total
At the beginning of the financial year	142	(42)	100	(77)	23	(54)	46
Add: Change in fair value of hedging instrument recognised in OCI	(914)	274	(640)	–	–	–	(640)
Less: Reclassified from reserves to financial expenses – recognised through OCI	831	(250)	581	50	(15)	35	616
At the end of the financial year	59	(18)	41	(27)	8	(19)	22

Changes in interest bearing liabilities and related derivatives resulting from financing activities

The movement in the year in the Group's interest bearing liabilities and related derivatives are as follows:

	Interest bearing liabilities					Derivatives liabilities/ (assets)	
2023 US$M	**Bank loans**	**Notes and debentures**	**Lease liabilities**	**Bank overdraft and short-term borrowings**	**Other**	**Cross currency and interest rate swaps**	**Total**
At the beginning of the financial year	**2,472**	**11,363**	**2,576**	**–**	**17**	**1,688**	
Proceeds from interest bearing liabilities	**5,450**	**2,732**	**–**	**–**	**–**	**–**	**8,182**
Settlements of debt related instruments	**–**	**–**	**–**	**–**	**–**	**(677)**	**(677)**
Repayment of interest bearing liabilities	**(1,087)**	**(1,610)**	**(576)**	**–**	**(16)**	**–**	**(3,289)**
Change from Net financing cash flows	**4,363**	**1,122**	**(576)**	**–**	**(16)**	**(677)**	**4,216**
Other movements:							
Acquisition of subsidiaries and operations	**688**	**–**	**423**	**–**	**–**	**–**	
Interest rate impacts	**–**	**(803)**	**–**	**–**	**–**	**691**	
Foreign exchange impacts	**(23)**	**128**	**12**	**–**	**–**	**(127)**	
Lease additions	**–**	**–**	**542**	**–**	**–**	**–**	
Remeasurement of index-linked freight contracts	**–**	**–**	**53**	**–**	**–**	**–**	
Other interest bearing liabilities/derivative related changes	**2**	**9**	**(11)**	**5**	**(1)**	**(3)**	
At the end of the financial year	**7,502**	**11,819**	**3,019**	**5**	**–**	**1,572**	

	Interest bearing liabilities					Derivatives (assets)/ liabilities	
2022 US$M	Bank loans	Notes and debentures	Lease liabilities	Bank overdraft and short-term borrowings	Other	Cross currency and interest rate swaps	Total
At the beginning of the financial year	2,260	14,769	3,896	–	58	(557)	
Proceeds from interest bearing liabilities	1,150	–	–	–	14	–	1,164
Settlements of debt related instruments	–	–	–	–	–	–	–
Repayment of interest bearing liabilities[1]	(941)	(1,232)	(1,163)	–	(55)	–	(3,391)
Change from Net financing cash flows	209	(1,232)	(1,163)	–	(41)	–	(2,227)
Other movements:							
Divestment and demerger of subsidiaries and operations	–	–	(492)	–	–	–	
Interest rate impacts	–	(1,286)	–	–	–	1,277	
Foreign exchange impacts	3	(894)	(126)	–	(2)	898	
Lease additions	–	–	866	–	–	–	
Remeasurement of index-linked freight contracts	–	–	(369)	–	–	–	
Other interest bearing liabilities/derivative related changes	–	6	(36)	–	2	70	
At the end of the financial year	2,472	11,363	2,576	–	17	1,688	

1 FY2022 includes US$33 million of Discontinued operations cash flows.

178 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Employee matters

25 Key management personnel

Key management personnel compensation comprises:

	2023 US$	2022 US$	2021 US$
Short-term employee benefits	**13,599,217**	13,979,139	14,081,625
Post-employment benefits	**659,020**	634,363	744,951
Share-based payments	**11,455,666**	11,165,439	11,601,866
Total	**25,713,903**	25,778,941	26,428,442

Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, the Chief Operating Officer, the President Australia and the President Americas.

Transactions and outstanding loans/amounts with key management personnel

There were no purchases by key management personnel from the Group during FY2023 (2022: US$ nil; 2021: US$ nil).

There were no amounts payable by key management personnel at 30 June 2023 (2022: US$ nil; 2021: US$ nil).

There were no loans receivable from or payable to key management personnel at 30 June 2023 (2022: US$ nil; 2021: US$ nil).

Transactions with personally related entities

A number of Directors of the Group hold or have held positions in other companies (personally related entities) where it is considered they control or significantly influence the financial or operating policies of those entities. There were no reportable transactions with those entities and no amounts were owed by the Group to personally related entities at 30 June 2023 (2022: US$ nil; 2021: US$ nil).

For more information on remuneration and transactions with key management personnel, refer to the Remuneration Report under Governance.

26 Employee share ownership plans

Awards, in the form of the right to receive ordinary shares in BHP Group Limited have been granted under the following employee share ownership plans: Cash and Deferred Plan (CDP), Short-Term Incentive Plan (STIP), Long-Term Incentive Plan (LTIP), Management Award Plan (MAP), Commencement awards and the all-employee share plan, Shareplus.

Some awards are eligible to receive a cash payment, or the equivalent value in shares, equal to the dividend amount that would have been earned on the underlying shares awarded to those participants (the Dividend Equivalent Payment, or DEP). The DEP is provided to the participants once the underlying shares are allocated or transferred to them. Awards under the plans do not confer any rights to participate in a share issue; however, there is discretion under each of the plans to adjust the awards in response to a variation in the share capital of BHP Group Limited.

BHP | Annual Report 2023 | 179

1 Consolidated Financial Statements continued

26 Employee share ownership plans continued

The table below provides a description of each of the plans.

Plan	CDP and STIP	LTIP and MAP	Commencement awards	Shareplus
Type	Short-term incentive	Long-term incentive	Long-term incentive	All-employee share purchase plan
Overview	The CDP was implemented in FY2020 as a replacement for the STIP, both of which are generally plans for Executive KMP and members of the Executive Leadership Team who are not Executive KMP. Under the CDP, two thirds of the value of a participant's short-term incentive amount is awarded as rights to receive BHP Group Limited shares at the end of the vesting period (and the remaining one third is delivered in cash). Two awards of deferred shares are granted, each of the equivalent value to the cash award, vesting in two and five years respectively. Under the STIP, half of the value of a participant's short-term incentive amount was awarded as rights to receive BHP Group Limited shares at the end of the two-year vesting period.	The LTIP is a plan for Executive KMP and members of the Executive Leadership Team who are not Executive KMP, and awards are granted annually. The MAP is a plan for BHP senior management who are not Executive KMP. The number of share rights awarded is determined by a participant's role and grade.	Awards may be granted to new members of the Executive Leadership Team recruited into the Group to replace awards foregone from a previous company.	Employees may contribute up to US$5,000 to acquire shares in any plan year. On the third anniversary of the start of a plan year, the Group will match the number of acquired shares.
Vesting conditions	CDP: Service conditions only for the two-year award. Vesting of the five-year award is subject to service conditions and also to holistic review of performance at the end of the five-year vesting period, including a five-year view on Safety and Sustainability (previously HSEC) performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct. STIP: Service conditions only.	LTIP: Service and performance conditions. From FY2023 BHP's Total Shareholder Return[1] (TSR) performance relative to two Morgan Stanley Capital International (MSCI) market indices, the MSCI World Metals and Mining Index ("Sector Group TSR") and the MSCI World Index ("World TSR"). The Sector Group TSR over a five-year performance period determines the vesting of 67 per cent of the awards, while performance relative to the World TSR determines the vesting of 33 per cent of the awards. For awards granted prior to FY2023, TSR performance relative to a bespoke sector peer group and the MSCI World Index determines the vesting of 67 per cent and 33 per cent of the award, respectively. 25 per cent of the award will vest where BHP's TSR is equal to the median TSR of the relevant comparator group(s), as measured over the performance period. Where TSR is below the median, awards will not vest. Vesting occurs on a sliding scale when BHP's TSR measured over the performance period is between the median TSR of the relevant comparator group(s) up to a nominated level of TSR outperformance over the relevant comparator group(s), as determined by the Committee, above which 100 per cent of the award will vest. MAP: Service conditions only.	Service and performance conditions. The People and Remuneration Committee has absolute discretion to determine if the performance condition has been met and whether any, all or part of the award will vest (or otherwise lapse), having regard to personal performance and the underlying financial performance of the Group during the performance period. To the extent the performance condition is not achieved, awards will lapse. There is no retesting of the performance condition. Vested awards may be subject to a holding lock.	Service conditions only.
Vesting period	CDP – 2 and 5 years STIP – 2 years	LTIP – 5 years MAP – 1 to 5 years	2 years	3 years
Dividend Equivalent Payment	CDP – Yes STIP – Yes	LTIP – Yes MAP – Varies	Yes	No
Exercise period	None	None	None	None

1 For LTIP awards granted prior to unification and where the five-year performance period ends after unification, the TSR at the start of the performance period is based on the weighted average of the TSRs of BHP Group Limited and BHP Group Plc and the TSR at the end of the performance period is based on the TSR of BHP Group Limited.

180 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

26 Employee share ownership plans continued

Employee share awards

2023	Number of awards at the beginning of the financial year	Number of awards issued during the year	Number of awards vested and exercised	Number of awards lapsed	Number of awards at the end of the financial year	Weighted average remaining contractual life (years)	Weighted average share price at exercise date
BHP Group Limited							
CDP awards	707,994	435,244	155,158	19,499	968,581	2.1	A$41.62
STIP awards	83,810	–	83,810	–	–	–	A$41.55
LTIP awards	3,143,477	622,992	1,175,882	31,791	2,558,796	2.2	A$41.59
MAP awards[1]	7,094,173	2,404,671	2,353,273	491,845	6,653,726	1.2	A$41.74
Commencement awards	86,279	–	69,025	17,254	–	–	A$41.55
Shareplus	4,914,470	3,089,822	2,330,077	550,364	5,123,851	1.3	A$44.88

1 There were no awards vested and exercisable at the end of the financial year.

Fair value and assumptions in the calculation of fair value for awards issued

2023	Weighted average fair value of awards granted during the year US$	Risk-free interest rate	Estimated life of awards	Share price at grant date	Estimated volatility of share price	Dividend yield
BHP Group Limited						
CDP awards	28.88	n/a	2 and 5 years	A$43.48	n/a	n/a
LTIP awards	20.22	3.33%	5 years	A$43.48	34.0%	n/a
MAP awards[1]	21.17	n/a	1-3 years	A$37.96/A$46.97	n/a	7.5% up to 30 June 2024 and 5.0% per annum thereafter
Shareplus	18.94	2.35%	3 years	A$52.39	n/a	7.5% up to 30 June 2024 and 5.0% per annum thereafter

1 Includes MAP awards granted on 21 September 2022 and 3 April 2023.

Recognition and measurement

The fair value at grant date of equity-settled share awards is charged to the income statement over the period for which the benefits of employee services are expected to be derived. The fair values of awards granted were estimated using a Monte Carlo simulation methodology and Black-Scholes option pricing technique and consider the following factors:

- exercise price
- expected life of the award
- current market price of the underlying shares
- expected volatility using an analysis of historic volatility over different rolling periods. For the LTIP, it is calculated for all sector comparators and the published MSCI World Index
- expected dividends
- risk-free interest rate, which is an applicable government bond rate
- market-based performance hurdles
- non-vesting conditions

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionately reversed.

The tax effect of awards granted is recognised in income tax expense, except to the extent that the total tax deductions are expected to exceed the cumulative remuneration expense. In this situation, the excess of the associated current or deferred tax is recognised in equity and forms part of the employee share awards reserve. The fair value of awards as presented in the tables above represents the fair value at grant date.

In respect of employee share awards, the Group utilises the BHP Group Limited Employee Equity Trust. The trustee of this trust is an independent company, resident in Jersey. The trust uses funds provided by the Group to acquire ordinary shares to enable awards to be made or satisfied. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

BHP | Annual Report 2023 | 181

1 Consolidated Financial Statements continued

27 Employee benefits, restructuring and post-retirement employee benefits provisions

	2023 US$M	2022 US$M
Employee benefits[1]	**1,749**	1,351
Restructuring[2]	**28**	27
Post-retirement employee benefits[3]	**373**	281
Total provisions	**2,150**	1,659
Comprising:		
Current	**1,734**	1,319
Non-current	**416**	340

2023	Employee benefits US$M	Restructuring US$M	Post-retirement employee benefits[3] US$M	Total US$M
At the beginning of the financial year	1,351	27	281	1,659
Acquisition of subsidiaries and operations[4]	25	–	–	25
Charge/(credit) for the year:				
Underlying	1,675	26	75	1,776
Discounting	–	–	19	19
Net interest expense	–	–	(5)	(5)
Exchange variations	(21)	–	34	13
Released during the year	(66)	–	(2)	(68)
Remeasurement gains taken to retained earnings	–	–	18	18
Utilisation	(1,204)	(25)	(47)	(1,276)
Transfers and other movements	(11)	–	–	(11)
At the end of the financial year	**1,749**	**28**	**373**	**2,150**

1 The expenditure associated with total employee benefits will occur in a pattern consistent with when employees choose to exercise their entitlement to benefits.
2 Total restructuring provisions include provisions for terminations and office closures.
3 The net liability recognised in the Consolidated Balance Sheet includes US$151 million present value of funded defined benefits pension obligation (2022: US$165 million) offset by fair value of defined benefit scheme assets US$(159) million (2022: US$(169) million), US$79 million present value of unfunded defined pension and post-retirement medical benefits obligation (2022: US$85 million) and US$302 million unfunded post-employment benefits obligation in Chile (2022: US$200 million).
4 Relates to the acquisition of OZL on 2 May 2023. Refer to note 29 'Business combinations' for more information.

182 | BHP | Annual Report 2023

BHP Annual Report 2023 183 Operating and Financial Review Governance Financial Statements Additional Information 27 Employee benefits, restructuring and post-retirement employee benefits provisions continued Recognition and measurement Provisions are recognised by the Group when: – there is a present legal or constructive obligation as a result of past events – it is more likely than not that a permanent outflow of resources will be required to settle the obligation – the amount can be reliably estimated and measured at the present value of management’s best estimate of the cash outflow required to settle the obligation at the reporting date Provision Description Employee benefits Liabilities for benefits accruing to employees up until the reporting date in respect of wages and salaries, annual leave and any accumulating sick leave are recognised in the period the related service is rendered. Liabilities recognised in respect of short-term employee benefits expected to be settled within 12 months are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for other long-term employee benefits, including long service leave, are measured as the present value of estimated future payments for the services provided by employees up to the reporting date. Liabilities that are not expected to be settled within 12 months are discounted at the reporting date using market yields of high-quality corporate bonds or government bonds for countries where there is no deep market for corporate bonds. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows. In relation to industry-based long service leave funds, the Group’s liability, including obligations for funding shortfalls, is determined after deducting the fair value of dedicated assets of such funds. Liabilities for short and long-term employee benefits (other than unpaid wages and salaries) are disclosed within employee benefits. Other liabilities for unpaid wages and salaries related to the current period are recognised in other creditors. Review of employee allowances and entitlements On 1 June 2023, the Group disclosed the identification of two issues with certain allowances and entitlements affecting a number of current and former employees in Australia. The identified issues relate to rostered employees having leave incorrectly deducted on public holidays since 2010 (Leave issue) and certain employees at Port Hedland being entitled to additional allowances due to an error with the employment entity in their contract (Port Hedland issue). The Group self-reported the issues to the Fair Work Ombudsman in Australia. The Group has applied extensive resources to the review and analysis of its records, with a dedicated team established to investigate and remediate the issues. Since the date of the announcement, the Group has progressed its analysis and has commenced contacting impacted employees. The Group has commenced paying additional allowances to those current employees impacted by the Port Hedland issue. The Group has also corrected the leave balances of current employees impacted by the Leave Issue. The Group’s current best estimate of the cost of remediating the two issues, recognised in employee benefit provisions at 30 June 2023, is US$265 million, incorporating on-costs including associated superannuation and interest payments. The calculation of this provision involved a substantial volume of data and a significant degree of complexity with further detailed modelling and validation required to determine the final cost of remediation. As such, uncertainty remains in the amount and timing of final remediation costs, with the outcomes also subject to continuing engagement with regulatory authorities, including the Fair Work Ombudsman. A further US$15 million of other related costs were recognised in the year ended 30 June 2023, which do not form part of the employee benefit provision. As the Group has applied judgement in determining the provision for 30 June 2023, there is a risk that the provision may be adjusted in future reporting periods as the remediation process continues. The Group has also engaged a global assurance firm to conduct a thorough review of the Group’s payroll systems. As this review is ongoing there is a risk that other instances of non-compliance requiring remediation may be identified and, as such, that associated provisions may be recognised in future reporting periods. Restructuring Restructuring provisions are recognised when: – the Group has developed a detailed formal plan identifying the business or part of the business concerned, the location and approximate number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline – the restructuring has either commenced or been publicly announced and can no longer be withdrawn Payments that are not expected to be settled within 12 months of the reporting date are measured at the present value of the estimated future cash payments expected to be made by the Group. Post-retirement employee benefits Defined contribution pension schemes and multi-employer pension schemes For defined contribution schemes or schemes operated on an industry-wide basis where it is not possible to identify assets attributable to the participation by the Group’s employees, the pension charge is calculated on the basis of contributions payable. The Group contributed US$358 million during the financial year (2022: US$324 million; 2021: US$301 million) to defined contribution plans and multi-employer defined contribution plans. These contributions are expensed as incurred. Defined benefit pension and post-retirement medical schemes The Group operates or participates in a number of defined benefit pension schemes throughout the world, all of which are closed to new entrants. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the Group and are administered by trustees or management boards. The Group also operates a number of unfunded post-retirement medical schemes in the United States, Canada and Europe. For defined benefit schemes, an asset or liability is recognised in the balance sheet based at the present value of defined benefit obligations less, where funded, the fair value of plan assets, except that any such asset cannot exceed the present value of expected refunds from and reductions in future contributions to the plan. Full actuarial valuations are prepared by local actuaries for all schemes, using discount rates based on market yields at the reporting date on high-quality corporate bonds or by reference to national government bonds if high-quality corporate bonds are not available. Where funded, scheme assets are invested in a diversified range of asset classes, predominantly comprising bonds and equities.

1 Consolidated Financial Statements continued

Group and related party information

28 Discontinued operations

On 1 June 2022 (Completion date) BHP completed the merger of the Group's oil and gas portfolio with Woodside Energy Group Limited ('Woodside'). Woodside acquired the entire share capital of BHP Petroleum International Pty Ltd ('BHP Petroleum') in exchange for 914,768,948 newly issued Woodside ordinary shares.

On the Completion Date, the Group paid a fully franked in specie dividend in the form of Woodside shares to eligible BHP shareholders. Eligible BHP shareholders received one Woodside share for every 5.5340 BHP shares they held on the Group's register at the record date of 26 May 2022.

As part of completion and in order to reflect the economic effective date of 1 July 2021, the Group made a net cash payment of US$0.7 billion (net of completion adjustments) to Woodside in addition to US$0.4 billion in cash that was left in the BHP Petroleum bank accounts to fund ongoing operations. The total cash transfer of US$1.1 billion reflected the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the Merger completed on 1 July 2021.

There was no contribution of Discontinued operations to the Group's profit and cash flows for the year ended 30 June 2023. The contribution of Discontinued operations for the years ended 30 June 2022 and 30 June 2021 is detailed below:

Income statement – Discontinued operations

	2022 US$M	2021 US$M
Profit/(loss) after taxation from operating activities	2,496	(225)
Net gain on Petroleum merger with Woodside (after tax)	8,159	–
Profit/(loss) after taxation	10,655	(225)
Attributable to non-controlling interests	–	–
Attributable to BHP shareholders	10,655	(225)
Basic earnings/(loss) per ordinary share (cents)	210.5	(4.5)
Diluted earnings/(loss) per ordinary share (cents)	210.1	(4.5)

The total comprehensive income attributable to BHP shareholders from Discontinued operations was a gain of US$10,596 million for the year ended 30 June 2022 (2021: US$231 million loss).

The conversion of options and share rights would decrease the loss per share for the year ended 30 June 2021, therefore its impact has been excluded from the diluted earnings per share calculation.

Cash flows from Discontinued operations

	2022 US$M	2021 US$M
Net operating cash flows	2,889	1,351
Net investing cash flows[1]	(904)	(1,520)
Net financing cash flows[2]	(33)	(38)
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	1,952	(207)
Net cash completion payment on merger of Petroleum with Woodside	(683)	–
Cash and cash equivalents disposed	(399)	–
Total cash impact	870	(207)

1 Includes purchases of property, plant and equipment and capitalised exploration related to drilling and development expenditure of US$1,144 million for FY2022 (2021:US$1,020 million), proceeds from sale of subsidiaries, operations and joint operations, net of cash of US$91 million for FY2022 (2021: investment of US$480 million), proceeds from sale of assets of US$151 million for FY2022 (2021: US$39 million) and other investing outflows of US$2 million for FY2022 (2021: outflow of US$59 million).
2 Represents net repayment of interest bearing liabilities of US$33 million for FY2022 (2021: US$38 million).

Exceptional items – Discontinued operations

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Financial Statements.

There were no exceptional items related to Discontinued operations for the year ended 30 June 2023.

Exceptional items related to Discontinued operations included within the Group's profits for the years ended 30 June 2022 and 30 June 2021 are detailed below.

Year ended 30 June 2022	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Net gain on Petroleum merger with Woodside[1]	8,167	(8)	8,159
Total	8,167	(8)	8,159
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	8,167	(8)	8,159

1 The tax expense associated with the exceptional item reflects the tax impact of transaction costs and other restructuring related activities undertaken pre-merger. There were no further tax impacts arising on the net gain on merger of our Petroleum business with Woodside as generated tax losses were either offset with capital gains in other entities in the Group, or not recognised on the basis that it is not probable that future capital gains will be available against which the Group can utilise the tax losses.

184 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

28 Discontinued operations continued

Net gain on disposal of Discontinued operations

Details of the net gain on Petroleum merger with Woodside is presented below:

	2022 US$M
Net assets disposed	10,172
Fair value of Woodside shares[1]	19,566
Net cash completion payment on merger of Petroleum with Woodside[2]	(683)
Foreign currency translation reserve transferred to the income statement	54
Other provisions and related indemnities recognised at completion	(353)
Transaction and other directly attributable costs	(245)
Income tax expense	(8)
Net gain on Petroleum merger with Woodside	8,159

1 Represents the consideration received being the fair value of 914,768,948 Woodside ordinary shares received using the closing ASX share price of A$29.76 on 31 May 2022 (US$21.39 equivalent based on an exchange rate of AUD/USD 0.7187).

2 Reflects the net cash flows generated by BHP Petroleum between 1 July 2021 and Completion Date adjusted for dividends Woodside would have paid on the newly issued Woodside ordinary shares, had the Merger completed on 1 July 2021.

Year ended 30 June 2021	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Potash assets[1]	–	(278)	(278)
COVID-19 related costs	(47)	8	(39)
Total	(47)	(270)	(317)
Attributable to non-controlling interests	–	–	–
Attributable to BHP shareholders	(47)	(270)	(317)

1 The exceptional item reflects the impairment of tax losses originally expected to be recoverable against taxable profits from the Group's Potash assets. The impairment is included in Discontinued operations as the entity with the losses transferred to Woodside and therefore the losses are no longer available to the Group.

29 Business combinations

OZ Minerals Limited

On 2 May 2023 (Acquisition Date), the Group acquired 100 per cent of the issued share capital of OZ Minerals Limited (OZL) for a net cash consideration of US$5.9 billion. The terms of the acquisition did not include any contingent consideration.

OZL is a mining and exploration company with a portfolio of operating, development and exploration stage projects both in Australia and internationally. OZL's primary activities consist of Prominent Hill and Carrapateena copper-gold mines in South Australia, West Musgrave copper-nickel development project in Western Australia and Carajás East copper-gold hub in Brazil. This acquisition provides the Group with further exposure to copper, nickel and uranium.

Acquisition related costs of US$107 million and integration costs of US$24 million have been expensed and included in other operating expenses in the income statement.

The provisional fair values of the identifiable assets and liabilities acquired as of the date of acquisition were:

	2023 US$M
Assets	
Cash and cash equivalents	104
Trade and other receivables[1]	77
Other financial assets	7
Inventories	329
Property, plant and equipment	7,676
Intangible assets – goodwill	192
Current tax receivable	36
Other assets	25
Total assets	8,446
Liabilities	
Trade and other payables	242
Interest bearing liabilities	1,111
Deferred tax liabilities[2]	867
Provisions	254
Total liabilities	2,474
Identifiable net assets acquired	5,972
Total consideration paid[3,4]	5,972
Cash and cash equivalents acquired	(104)
Net cash consideration paid	5,868

1 This represents the gross contractual amount for trade and other receivables all of which is expected to be collected.

2 This primarily represents the difference between the provisional fair value of the mineral rights acquired and the corresponding tax base.

3 The Group executed a forward exchange contract to hedge the foreign exchange exposure on the consideration made in AUD. On maturity of the hedging instrument, a hedge loss of US$35 million was capitalised to the cost of the acquisition.

4 The consideration paid by the Group was A$26.50 (at the average hedged exchange rate of AUD/USD 0.6681) per OZL share over 337,314,920 shares and excluded a special dividend of A$1.75 per OZL share which was paid by OZL to its shareholders immediately prior to acquisition.

BHP | Annual Report 2023 | 185

1 Consolidated Financial Statements continued

29 Business combinations continued

The fair values disclosed are provisional as at 30 June 2023. Due to the size, complexity and timing of the acquisition, the valuation process is ongoing and will be completed within 12 months of the acquisition.

Goodwill of US$192 million has been provisionally recognised, representing the excess of consideration paid above the provisional fair value of the acquired assets and liabilities. The goodwill primarily arises from the deferred tax liability recognised at acquisition due to a difference between the provisional fair value of mineral rights acquired and the corresponding tax base. The goodwill represents the provisional amount, which could not be reliably allocated to a CGU or group of CGUs at 30 June 2023.

None of the goodwill recognised is expected to be deductible for tax purposes.

OZL contributed revenue of US$315 million and profit after taxation of US$17 million to the Group from acquisition date to 30 June 2023. The estimated OZL contribution to revenue and profit after taxation of the combined Group for the year ended 30 June 2023, had the acquisition occurred on 1 July 2022, would have been US$1,410 million and US$114 million, respectively.

There were no business combinations entered into by the Group in the previous financial year.

Key judgements and estimates

Judgements: Judgement is required to determine the fair value of assets acquired and liabilities assumed at acquisition date in a business combination, which could have a material impact on goodwill.

Estimates: The Group used the discounted cash-flow method to measure the fair value of mineral rights. Key assumptions used included commodity prices, production volumes, life of mine, cash outflows (including operating costs, capital expenditure, closure and rehabilitation costs and taxes), discount rates and risking factors.

30 Subsidiaries

Significant subsidiaries of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's interest in the subsidiaries' results are listed in the table below.

Significant subsidiaries	Country of incorporation	Principal activity	Group's interest 2023 %	Group's interest 2022 %
Coal				
Hunter Valley Energy Coal Pty Ltd	Australia	Coal mining	100	100
Copper				
BHP Olympic Dam Corporation Pty Ltd	Australia	Copper and uranium mining	100	100
Compañia Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Minera Escondida Ltda[1]	Chile	Copper mining	57.5	57.5
Minera Spence SA	Chile	Copper mining	100	100
OZ Minerals Carrapateena Pty Ltd[2]	Australia	Copper, gold and silver mining	100	–
OZ Minerals Prominent Hill Operations Pty Ltd[2]	Australia	Copper, gold and silver mining	100	–
Iron Ore				
BHP Iron Ore (Jimblebar) Pty Ltd[3]	Australia	Iron ore mining	85	85
BHP Iron Ore Pty Ltd	Australia	Service company	100	100
BHP (Towage Service) Pty Ltd	Australia	Towing services	100	100
Marketing				
BHP Billiton Freight Singapore Pte Limited	Singapore	Freight services	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Asia Pte Ltd	Singapore	Marketing support and other services	100	100
Group and Unallocated				
BHP Billiton Finance B.V.	The Netherlands	Finance	100	100
BHP Billiton Finance Limited	Australia	Finance	100	100
BHP Billiton Finance (USA) Limited	Australia	Finance	100	100
BHP Canada Inc.	Canada	Potash development	100	100
BHP Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Nickel West Pty Ltd	Australia	Nickel mining, smelting, refining and administrative services	100	100
OZ Minerals Musgrave Operations Pty Ltd[2]	Australia	Copper and nickel mining	100	–
WMC Finance (USA) Limited	Australia	Finance	100	100

1 As the Group has the ability to direct the relevant activities at Minera Escondida Ltda, it has control over the entity. The assessment of the most relevant activity in this contractual arrangement is subject to judgement. The Group establishes the mine plan and the operating budget and has the ability to appoint the key management personnel, demonstrating that the Group has the existing rights to direct the relevant activities of Minera Escondida Ltda.

2 The acquisition of BHP's 100 per cent interest in OZ Minerals Limited completed on 2 May 2023. Refer to note 29 'Business combinations' for further information.

3 The Group has an effective interest of 92.5 per cent in BHP Iron Ore (Jimblebar) Pty Ltd; however, by virtue of the shareholder agreement with ITOCHU Iron Ore Australia Pty Ltd and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd, the Group's interest in the Jimblebar mining operation is 85 per cent, which is consistent with the other respective contractual arrangements at Western Australia Iron Ore.

186 | BHP | Annual Report 2023

Operating and Financial Review Governance Financial Statements Additional Information

31 Investments accounted for using the equity method

Significant interests in equity accounted investments of the Group are those with the most significant contribution to the Group's net profit or net assets. The Group's ownership interest in significant equity accounted investments results are listed in the table below.

Significant associates and joint ventures	Country of incorporation/ principal place of business	Associate or joint venture	Principal activity	Reporting date	Ownership interest 2023 %	2022 %
Compañía Minera Antamina S.A. (Antamina)	Peru	Associate	Copper and zinc mining	31 December	33.75	33.75
Samarco Mineração S.A. (Samarco)	Brazil	Joint venture	Iron ore mining	31 December	50.00	50.00

Voting in relation to relevant activities in Antamina, determined to be the approval of the operating and capital budgets, does not require unanimous consent of all participants to the arrangement, therefore joint control does not exist. Instead, because the Group has the power to participate in the financial and operating policies of the investee, this investment is accounted for as an associate.

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). As the Samarco entity has the rights to the assets and obligations to the liabilities relating to the joint arrangement and not its owners, this investment is accounted for as a joint venture.

The Group is restricted in its ability to make dividend payments from its investments in associates and joint ventures as any such payments require the approval of all investors in the associates and joint ventures. The ownership interest at the Group's and the associates' or joint ventures' reporting dates are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 30 June in order to report on an annual basis consistent with the Group's reporting date.

The movement for the year in the Group's investments accounted for using the equity method is as follows:

Year ended 30 June 2023 US$M	Investment in associates	Investment in joint ventures	Total equity accounted investments
At the beginning of the financial year	1,420	–	1,420
Profit/(loss) from equity accounted investments, related impairments and expenses[1]	379	215	594
Investment in equity accounted investments	149	–	149
Dividends received from equity accounted investments	(328)	–	(328)
Other[1]	–	(215)	(215)
At the end of the financial year	**1,620**	**–**	**1,620**

1 Represents financial impacts of Samarco dam failure in the Group's loss from equity accounted investments, related impairments and expenses. Refer to note 4 'Significant events – Samarco dam failure' for further information.

The following table summarises the financial information relating to each of the Group's significant equity accounted investments. BHP Brasil's 50 per cent portion of Samarco's commitments, for which BHP Brasil has no funding obligation, is US$500 million (2022: US$350 million).

2023 US$M	Associates: Antamina	Associates: Individually immaterial[1]	Joint ventures: Samarco[2]	Joint ventures: Individually immaterial	Total
Current assets	1,519		537[3]		
Non-current assets	5,670		5,739		
Current liabilities	(774)		(11,167)[4]		
Non-current liabilities	(1,944)		(10,614)		
Net assets/(liabilities) – 100%	4,471		(15,505)		
Net assets/(liabilities) – Group share	1,509		(7,753)		
Adjustments to net assets related to accounting policy adjustments	(79)		291[5]		
Investment in Samarco	–		516[6]		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[7]		
Additional share of Samarco losses	–		6,034[8]		
Unrecognised losses	–		1,953[9]		
Carrying amount of investments accounted for using the equity method	**1,430**	**190**	**–**	**–**	**1,620**
Revenue – 100%	4,350		1,554		
Profit/(loss) from Continuing operations – 100%	1,571		(3,018)[10]		
Share of profit/(loss) of equity accounted investments	530		(1,509)		
Adjustments to share of profit/(loss) related to accounting policy adjustments	(79)		23[11]		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		452		
Fair value change on forward exchange derivatives	–		471		
Unrecognised losses	–		778[9]		
Profit/(loss) from equity accounted investments, related impairments and expenses	**451**	**(72)**	**215**	**–**	**594**
Comprehensive income – 100%	1,571		(3,018)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	**451**	**(72)**	**215**	**–**	**594**
Dividends received from equity accounted investments	**327**	**1**	**–**	**–**	**328**

BHP | Annual Report 2023 | 187

1 Consolidated Financial Statements continued

31 Investments accounted for using the equity method continued

2022 US$M	Associates		Joint ventures		
	Antamina	Individually immaterial[1]	Samarco[2]	Individually immaterial	Total
Current assets	1,275		499[3]		
Non-current assets	5,293		5,717		
Current liabilities	(847)		(10,830)[4]		
Non-current liabilities	(1,851)		(7,873)		
Net assets/(liabilities) – 100%	3,870		(12,487)		
Net assets/(liabilities) – Group share	1,306		(6,244)		
Adjustments to net assets related to accounting policy adjustments	–		268[5]		
Investment in Samarco	–		516[6]		
Impairment of the carrying value of the investment in Samarco	–		(1,041)[7]		
Additional share of Samarco losses	–		5,326		
Unrecognised losses	–		1,175[9]		
Carrying amount of investments accounted for using the equity method	1,306	114	–	–	1,420
Revenue – 100%	5,264		1,670		
Profit/(loss) from Continuing operations – 100%	2,133		(528)[10]		
Share of profit/(loss) of equity accounted investments	720		(276)[11]		
Impairment of the carrying value of the investment in Samarco	–		–		
Additional share of Samarco losses	–		290		
Fair value change on forward exchange derivatives	–		(81)		
Unrecognised losses	–		(609)[9]		
Profit/(loss) from equity accounted investments, related impairments and expenses	720	(63)	(676)	–	(19)
Comprehensive income – 100%	2,133		(528)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	720	(63)	(676)	–	(19)
Dividends received from equity accounted investments	776	11	–	–	787

2021 US$M	Associates			Joint ventures		
	Antamina	Cerrejón	Individually immaterial	Samarco[2]	Individually immaterial	Total
Revenue – 100%	4,822	844		814		
Profit/(loss) from Continuing operations – 100%	1,847	(43)		(2,202)[10]		
Share of profit/(loss) of equity accounted investments	623	(14)		(1,076)[11]		
Impairment of the carrying value of the investment in Cerrejón	–	(466)		–		
Impairment of the carrying value of the investment in Samarco	–	–		(111)[7]		
Additional share of Samarco losses	–	–		85		
Fair value change on forward exchange derivatives	–	–		136		
Unrecognised losses	–	–		(24)[9]		
Profit/(loss) from equity accounted investments, related impairments and expenses	623	(480)	(68)	(990)	–	(915)
Comprehensive income/(loss) – 100%	1,847	(43)		(2,202)		
Share of comprehensive income/(loss) – Group share in equity accounted investments	623	(480)	(68)	(990)	–	(915)
Dividends received from equity accounted investments	714	13	10	–	–	737

1 The unrecognised share of gain for the period was US$76 million (2022: unrecognised share of gain for the period was US$16 million), which decreased the cumulative losses to US$141 million (2022: decrease to US$217 million).

2 Refer to note 4 'Significant events – Samarco dam failure' for further information regarding the financial impact of the Samarco dam failure which occurred in November 2015 on BHP Brasil's share of Samarco's losses.

3 Includes cash and cash equivalents of US$138 million (2022: US$106 million).

4 Includes current financial liabilities (excluding trade and other payables and provisions) of US$7,154 million (2022: US$6,837 million).

5 Relates mainly to dividends declared by Samarco that remain unpaid at balance date and which, in accordance with the Group's accounting policy, are recognised when received not receivable.

6 Working capital funding provided to Samarco during the period is capitalised as part of the Group's investments in joint ventures and disclosed as an impairment included within the Samarco impairment expense line item.

7 In the year ended 30 June 2016 BHP Brasil adjusted its investment in Samarco to US$ nil (resulting from US$(655) million share of loss from Samarco and US$(525) million impairment). Additional cumulative impairment losses relating to working capital funding of US$(516) million have also been recognised.

8 BHP Brasil has recognised accumulated additional share of Samarco losses of US$(6,034) million resulting from US$(4,795) million provisions relating to the Samarco dam failure, including US$(1,239) million recognised as net finance costs.

9 Share of Samarco's losses for which BHP Brasil does not have an obligation to fund.

10 Includes depreciation and amortisation of US$144 million (2022: US$205 million; 2021: US$154 million), interest income of US$42 million (2022: US$19 million; 2021: US$1 million), interest expense of US$1,384 million (2022: US$628 million; 2021: US$492 million) and income tax (expense)/benefit of US$(213) million (2022: US$(7) million; 2021: US$(303) million).

11 Includes accounting policy adjustments mainly related to the removal of foreign exchange gains on excluded dividends payable.

188 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

32 Interests in joint operations

Significant joint operations of the Group are those with the most significant contributions to the Group's net profit or net assets. The Group's interest in the joint operations results are listed in the table below.

			Group's interest	
Significant joint operations	Country of operation	Principal activity	2023 %	2022 %
Mt Goldsworthy[1]	Australia	Iron ore mining	85	85
Mt Newman[1]	Australia	Iron ore mining	85	85
Yandi[1]	Australia	Iron ore mining	85	85
Central Queensland Coal Associates	Australia	Coal mining	50	50

1 These contractual arrangements are controlled by the Group and do not meet the definition of joint operations. However, as they are formed by contractual arrangement and are not entities, the Group recognises its share of assets, liabilities, revenue and expenses arising from these arrangements.

Assets held in joint operations subject to significant restrictions are as follows:

	Group's share	
	2023 US$M	2022 US$M
Current assets	1,561	1,928
Non-current assets	26,370	26,256
Total assets[1]	**27,931**	**28,184**

1 While the Group is unrestricted in its ability to sell a share of its interest in these joint operations, it does not have the right to sell individual assets that are used in these joint operations without the unanimous consent of the other participants. The assets in these joint operations are also restricted to the extent that they are only available to be used by the joint operation itself and not by other operations of the Group.

33 Related party transactions

The Group's related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Disclosures relating to key management personnel are set out in note 25 'Key management personnel'. Transactions between each parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

- All transactions to/from related parties are made at arm's length, i.e. at normal market prices and rates and on normal commercial terms.
- Outstanding balances at year-end are unsecured and settlement occurs in cash. Loan amounts owing from related parties represent secured loans made to associates and joint ventures under co-funding arrangements. Such loans are made on an arm's length basis.
- No guarantees are provided or received for any related party receivables or payables.
- No provision for expected credit losses has been recognised in relation to any outstanding balances and no expense has been recognised in respect of expected credit losses due from related parties.
- There were no other related party transactions in the year ended 30 June 2023 (2022: US$ nil), other than those with post-employment benefit plans for the benefit of Group employees. These are shown in note 27 'Employee benefits, restructuring and post-retirement employee benefits provisions'.
- Related party transactions with Samarco are described in note 4 'Significant events – Samarco dam failure'.

Further disclosures related to related party transactions are as follows:

Transactions with related parties

	Joint ventures		Associates	
	2023 US$M	2022 US$M	2023 US$M	2022 US$M
Sales of goods/services	–	–	–	–
Purchases of goods/services	–	–	1,589.094	1,852.132
Interest income	–	–	–	0.398
Interest expense	–	–	–	0.005
Dividends received	–	–	327.679	787.208
Net loans made to/(repayments from) related parties	–	–	–	(23.554)

Outstanding balances with related parties

	Joint ventures		Associates	
	2023 US$M	2022 US$M	2023 US$M	2022 US$M
Trade amounts owing to related parties	–	–	246.239	351.607
Loan amounts owing to related parties	–	–	–	–
Trade amounts owing from related parties	–	–	6.730	6.855
Loan amounts owing from related parties	–	–	–	–

BHP | Annual Report 2023 | 189

1 Consolidated Financial Statements continued

Unrecognised items and uncertain events

34 Contingent liabilities

	2023 US$M	2022 US$M
Associates and joint ventures[1]	1,094	1,541
Subsidiaries and joint operations[1]	1,184	925
Total	2,278	2,466

1 There are a number of matters, for which it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures, and for which no amounts have been included in the table above.

A contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent liability may also be a present obligation arising from past events but is not recognised on the basis that an outflow of economic resources to settle the obligation is not viewed as probable, or the amount of the obligation cannot be reliably measured.

When the Group has a present obligation, an outflow of economic resources is assessed as probable and the Group can reliably measure the obligation, a provision is recognised.

The Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance, which are in the normal course of business. The likelihood of these guarantees being called upon is considered remote.

The Group presently has tax matters, litigation and other claims, for which the timing of resolution and potential economic outflow are uncertain. Obligations assessed as having probable future economic outflows capable of reliable measurement are provided at reporting date and matters assessed as having possible future economic outflows capable of reliable measurement are included in the total amount of contingent liabilities above. Individually significant matters, including narrative on potential future exposures incapable of reliable measurement, are disclosed below, to the extent that disclosure does not prejudice the Group.

Uncertain tax and royalty matters	The Group is subject to a range of taxes and royalties across many jurisdictions, the application of which is uncertain in some regards. Changes in tax law, changes in interpretation of tax law, periodic challenges and disagreements with tax authorities, and legal proceedings result in uncertainty of the outcome of the application of taxes and royalties to the Group's business. To the extent uncertain tax and royalty matters give rise to a contingent liability, an estimate of the potential liability is included within the table above, where it is capable of reliable measurement.
Samarco contingent liabilities	The table above includes contingent liabilities related to the Group's equity accounted investment in Samarco to the extent they are capable of reliable measurement. Details of contingent liabilities related to Samarco are disclosed in note 4 'Significant events – Samarco dam failure'.
Divestments and demergers	Where the Group divests or demerges entities, it is generally agreed to provide certain indemnities to the acquiring or demerged entity. Such indemnities include those provided as part of the demerger of South32 Ltd in May 2015, divestment of Group's Onshore US assets in September 2018 and October 2018, divestment of BMC in May 2022 and the merger of the Group's Petroleum business with Woodside in June 2022. No material claims have been made pursuant to these indemnities as at 30 June 2023.

35 Subsequent events

On 14 August 2023, an application to commence a class action was filed in the High Court of South Africa on behalf of current and former mineworkers, and the dependants of certain mineworkers, who have contracted coal mine dust lung disease and who work or have worked on specified coal mines in South Africa between 1965 to date. 'BHP Billiton Plc Incorporated' was named as one of four respondents, alongside South32 SA Holdings Limited, South32 Coal SA (Pty) Limited, and Seriti Power (Proprietary) Limited. The amount of damages sought by the Applicants on behalf of the putative class is unspecified. Given the preliminary status of this matter, it is not possible at this time to provide a range of possible outcomes or a reliable estimate of potential future exposures for the Group. However, the Group anticipates that claims for indemnification may be made under the terms of the Separation Deed agreed as part of the demerger of South32 Limited in 2015.

Other than the matters outlined above or elsewhere in the Financial Statements, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

Other items

36 Auditor's remuneration

	2023 US$M	2022 US$M	2021 US$M
Fees payable to the Group's auditors for assurance services			
Audit of the Group's Annual Report	9.700	9.816	10.642
Audit of the accounts of subsidiaries, joint ventures and associates	0.551	0.605	1.234
Audit-related assurance services required by legislation to be provided by the auditor	1.808	1.933	1.770
Other assurance and agreed-upon procedures under legislation or contractual arrangements	1.991	7.938	1.867
Total assurance services	14.050	20.292	15.513
Fees payable to the Group's auditors for non-assurance services			
Other services	0.180	–	–
Total other services	0.180	–	–
Total fees	14.230	20.292	15.513

All amounts were paid to EY or EY affiliated firms with fees determined, and predominantly billed, in US dollars.

190 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

36 Auditor's remuneration continued

Fees payable to the Group's auditors for assurance services
Audit of the Group's Annual Report comprises fees for auditing the statutory financial report of the Group and includes audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.

Audit-related assurance services required by legislation to be provided by the auditors mainly comprises review of the half-year report.

Other assurance services comprise assurance in respect of the Group's sustainability reporting, economic contribution reporting, and other non-statutory reporting.

Fees payable to the Group's auditors for other services
Other services provided in FY2023 relate to an independent assessment of technology project governance. No amounts were payable for other services in FY2022 or FY2021.

37 BHP Group Limited

BHP Group Limited does not present unconsolidated parent company Financial Statements. Selected financial information of the BHP Group Limited parent company is as follows:

	2023 US$M	2022 US$M
Income statement information for the financial year		
Profit after taxation for the year	**10,924**	22,871
Total comprehensive income	**10,925**	22,868
Balance sheet information as at the end of the financial year		
Current assets	**3,579**	4,778
Total assets	**39,232**	43,565
Current liabilities	**1,476**	3,176
Total liabilities	**1,637**	3,517
Share capital	**4,449**	4,350
Treasury shares	**(41)**	(31)
Reserves	**165**	168
Retained earnings	**33,022**	35,561
Total equity	**37,595**	40,048

Parent company guarantees
BHP Group Limited has guaranteed certain financing arrangements available to subsidiaries of US$5,499 million at 30 June 2023 (2022: US$6,980 million).

BHP Group Limited and its wholly owned subsidiary BHP Group (UK) Ltd (formerly BHP Group Plc) have severally, fully and unconditionally guaranteed the payment of the principal and premium, if any, and interest, including certain additional amounts that may be payable in respect of the notes issued by 100 per cent owned finance subsidiary, BHP Billiton Finance (USA) Ltd. BHP Group Limited and BHP Group (UK) Ltd have guaranteed the payment of such amounts when they become due and payable, whether on an interest payment date, at the stated maturity of the notes, by declaration or acceleration, call for redemption or otherwise. The guaranteed liabilities at 30 June 2023 amounted to US$4,234 million (2022: US$4,234 million). In addition, BHP Group Limited and BHP Group (UK) Ltd have severally guaranteed a Group Revolving Credit Facility of US$5,500 million (2022: US$5,500 million), which remains undrawn.

In FY2023, BHP Group Limited has severally, fully and unconditionally guaranteed the payment of principal and premium, if any, and interest related to US$2,750 million of US Global bonds issued by BHP Billiton Finance (USA) Ltd. In addition, BHP Group Limited has severally, fully and unconditionally guaranteed a US$5,000 million acquisition facility drawn in FY2023 by its wholly owned subsidiary, BHP Lonsdale Investments Pty Ltd.

38 Deed of Cross Guarantee

BHP Group Limited together with certain wholly owned subsidiaries set out below have entered into a Deed of Cross Guarantee (Deed) dated 6 June 2016 or have subsequently joined the Deed by way of an Assumption Deed. The effect of the Deed is that BHP Group Limited has guaranteed to pay any outstanding liabilities upon the winding up of any wholly owned subsidiary that is party to the Deed. Wholly owned subsidiaries that are party to the Deed have also given a similar guarantee in the event that BHP Group Limited or another party to the Deed is wound up.

The wholly owned subsidiaries that are identified below are relieved from the requirements to prepare and lodge audited financial statements.

The following companies are parties to the Deed and members of the Closed Group as at 30 June 2023:

BHP (Towage Services) Pty Ltd[1]	OS ACPM Pty Ltd[1]
BHP Direct Reduced Iron Pty Limited	OS MCAP Pty Ltd[1]
BHP Iron Ore Pty Ltd[1]	UMAL Consolidated Pty Ltd[1]
BHP Minerals Pty Ltd[1]	BHP Freight Pty Ltd
BHP WAIO Pty Ltd[1]	BHP Group Operations Pty Ltd[1]
Pilbara Gas Pty Limited	BHP Innovation Pty Ltd
BHP Coal Pty Ltd[1]	BHP Lonsdale Investments Pty Ltd
BHP MetCoal Holdings Pty Ltd[1]	BHP Minerals Holdings Proprietary Limited[1]
Broadmeadow Mine Services Pty Ltd	BHP Nickel West Pty Ltd[1]
Central Queensland Services Pty Ltd	BHP Olympic Dam Corporation Pty Ltd[1]
Hay Point Services Pty Limited	The Broken Hill Proprietary Company Pty Ltd[1]
BHP Yakabindie Nickel Pty Ltd[1]	

1 These companies are parties to the Deed and are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports and Directors' reports.

BHP | Annual Report 2023 | 191

192 BHP Annual Report 2023 1 Consolidated Financial Statements continued 38 Deed of Cross Guarantee continued A Consolidated Statement of Comprehensive Income and Retained Earnings and Consolidated Balance Sheet, comprising BHP Group Limited and the wholly owned subsidiaries that are party to the Deed for the years ended 30 June 2023 and 30 June 2022 are as follows: Consolidated Statement of Comprehensive Income and Retained Earnings 2023 US$M 2022 US$M Revenue 32,649 38,159 Other income 5,553 6,077 Expenses excluding net finance costs (21,703) (15,293) Net finance costs (1,002) (172) Total taxation expense (3,562) (5,651) Profit after taxation 11,935 23,120 Total other comprehensive income—(3) Total comprehensive income 11,935 23,117 Retained earnings at the beginning of the financial year 40,196 50,277 Net effect on retained earnings of entities added to/removed from the Deed—(62) Profit after taxation for the year 11,935 23,120 Transfers to and from reserves (44) (84) Dividends (13,420) (33,055) Retained earnings at the end of the financial year 38,667 40,196 Consolidated Balance Sheet 2023 US$M 2022 US$M ASSETS Current assets Cash and cash equivalents 3 13 Trade and other receivables 1,678 1,527 Loans to related parties 6,123 8,697 Other financial assets 4 284 Inventories 2,344 2,582 Current tax assets 79 – Other 113 75 Total current assets 10,344 13,178 Non-current assets Trade and other receivables 34 43 Other financial assets 326 234 Inventories 546 456 Property, plant and equipment 37,069 36,199 Intangible assets 1,140 1,120 Investments in Group companies 33,176 26,800 Other 6 – Total non-current assets 72,297 64,852 Total assets 82,641 78,030 LIABILITIES Current liabilities Trade and other payables 3,574 3,919 Loans from related parties 19,564 9,966 Interest bearing liabilities 5,168 213 Other financial liabilities—26 Current tax payable—1,783 Provisions 1,961 1,611 Deferred income 4 8 Total current liabilities 30,271 17,526 Non-current liabilities Trade and other payables 5 – Loans from related parties 2,800 10,014 Interest bearing liabilities 657 586 Other financial liabilities 38 – Deferred tax liabilities 773 874 Provisions 4,408 3,896 Deferred income 3 5 Total non-current liabilities 8,684 15,375 Total liabilities 38,955 32,901 Net assets 43,686 45,129 EQUITY Share capital – BHP Group Limited 4,737 4,638 Treasury shares (41) (31) Reserves 323 326 Retained earnings 38,667 40,196 Total equity 43,686 45,129

BHP Annual Report 2023 193 Operating and Financial Review Governance Financial Statements Additional Information 39 New and amended accounting standards and interpretations and changes to accounting policies New and amended accounting pronouncements adopted in the current year Amendment to IAS 16/AASB 116 ‘Property, Plant and Equipment’ (IAS 16) On 1 July 2022, the Group adopted an amendment to IAS 16 that requires an entity to recognise the sales proceeds from selling items produced while preparing property, plant and equipment for its intended use, along with the costs associated with producing that revenue, in profit or loss, instead of deducting the amounts received from the cost of the asset. The amendment applies retrospectively to items of property, plant and equipment made available for use on or after 1 July 2020. However, no significant impacts have been identified in respect of the years ended 30 June 2022 and 30 June 2021 and, as such, comparative period financial information has not been restated. Amendment to IAS 12/AASB112 ‘Income taxes’ (IAS 12) At 30 June 2023, the Group has adopted amendments to IAS12 issued by the IASB and AASB on 23 May 2023 and 27 June 2023, respectively, in relation to the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two income tax. The amendments introduced a temporary exception to the requirements of IAS 12 under which a company does not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules. Refer to note 6 ‘Income tax expense’ for more information. New and amended accounting pronouncements on issue but not yet effective A number of other accounting standards and interpretations have been issued and will be applicable in future periods. While these remain subject to ongoing assessment, no significant impacts have been identified to date. These pronouncements have not been applied in the preparation of these Financial Statements.

194 BHP Annual Report 2023 2 Directors’ declaration In accordance with a resolution of the Directors of BHP Group Limited, the Directors declare that: (a) in the Directors’ opinion the Financial Statements and notes are in accordance with the Australian Corporations Act 2001 (Cth), including: (i) complying with the applicable Accounting Standards and the Australian Corporations Regulations 2001 (Cth); and (ii) giving a true and fair view of the assets, liabilities, financial position and profit or loss of BHP Group Limited and the Group as at 30 June 2023 and of their performance for the year ended 30 June 2023 (b) the Financial Statements comply with International Financial Reporting Standards, as disclosed in the Basis of preparation to the Financial Statements (c) to the best of the Directors’ knowledge, the management report (comprising the Operating and Financial Review and Directors’ Report) includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces (d) in the Directors’ opinion there are reasonable grounds to believe that BHP Group Limited will be able to pay its debts as and when they become due and payable (e) as at the date of this declaration, there are reasonable grounds to believe that BHP Group Limited and each of the Closed Group entities identified in note 38 to the Financial Statements will be able to meet any liabilities to which they are, or may become, subject because of the Deed of Cross Guarantee between BHP Group Limited and those group entities pursuant to ASIC Corporations (Wholly-owned Companies) Instrument 2016/785 (f) the Directors have been given the declarations required by Section 295A of the Australian Corporations Act 2001 (Cth) from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2023 Signed in accordance with a resolution of the Board of Directors. Ken MacKenzie Chair Mike Henry Chief Executive Officer 22 August 2023

BHP Annual Report 2023 195 Operating and Financial Review Governance Financial Statements Additional Information 3 Lead Auditor’s Independence Declaration under Section 307C of the Australian Corporations Act 2001 Auditor’s independence declaration to the directors of BHP Group Limited As lead auditor for the audit of the financial report of BHP Group Limited for the financial year ended 30 June 2023, I declare to the best of my knowledge and belief, there have been: (a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; (b) no contraventions of any applicable code of professional conduct in relation to the audit; and (c) no non-audit services provided that contravene any applicable code of professional conduct in relation to the audit. This declaration is in respect of BHP Group Limited and the entities it controlled during the financial year. Ernst & Young Rodney Piltz Partner Melbourne 22 August 2023 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

196 BHP Annual Report 2023 4 Independent auditor’s report to the members of BHP Group Limited Report on the audit of the financial report Opinion We have audited the financial report of BHP Group Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated balance sheet as at 30 June 2023, the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a. Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2023 and of its consolidated financial performance for the year ended on that date; and b. Complying with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Our consideration of climate change The Group has assessed climate-related risks as threats and opportunities that have the potential to impact the financial statements as outlined in Note 16 of the financial report. These risks and opportunities include both transition risks and physical risks arising from climate change and the transition to a low carbon economy (climate change). Our audit, with the assistance of our climate change specialists, considered the climate-related risks and opportunities that have the potential to materially impact the basis of preparation, including the key judgements and estimates exercised by the Group in the preparation of the financial report. The Group has incorporated its current climate change strategy, including Board approved commitments and actions in the basis of preparation of the financial report, reflecting the Group’s best estimate of the potential impact to the financial statements as at 30 June 2023. The impacts of climate change are most material to the judgements and estimates involved in the assessment of the carrying value of property, plant and equipment and the determination of closure and rehabilitation provisions. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

BHP Annual Report 2023 197 Operating and Financial Review Governance Financial Statements Additional Information Assessment of the carrying value of property, plant and equipment Why significant How our audit addressed the key audit matter Refer to Note 11 ‘Property, plant and equipment’ and Note 13 ‘Impairment of non-current assets’. Accounting standards require an assessment of indicators of impairment and impairment reversal annually, or more frequently if indicators of impairment exist, for each cash generating unit (CGU). The Group’s assessment of indicators of impairment and impairment reversal included an evaluation of geo-political events and conflicts, regulatory and legislative changes, macro-economic disruptions, commodity price forecasts, reserve estimates, operating and capital expenditure and asset performance. The Group focused on the CGUs that were the most susceptible to changes in key estimates. During the year, the Group determined that no indicators of impairment or impairment reversal existed for the Group’s CGUs. The assessment of indicators of impairment and impairment reversal for CGUs was considered to be a key audit matter as it involved significant judgement. Assessing the existence of indicators of impairment or impairment reversal for a CGU is complex and subjective due to the use of forward-looking estimates, which are inherently difficult to determine with precision. There is also a level of judgement applied by the Group in determining the key inputs into these forward-looking estimates. The key estimates in the Group’s determination of indicators of impairment or impairment reversal, which influence whether or not an estimate of the recoverable amount of a CGU is required were as follows: – Commodity prices: assumptions in relation to commodity price forecasts are inherently uncertain. There is a risk that the assumptions are not reasonable and may not appropriately reflect changes in supply and demand, including the impact of climate change. – Reserves: assessing the estimation of reserves is complex as there is significant estimation uncertainty in assessing the quantities of reserves, and the amount that will be economically recovered based on future production estimates over the asset life, including the impact of climate change. – Discount rates: given the long life of the Group’s assets, CGU recoverable amounts are sensitive to the discount rate applied. Determining the appropriate discount rate to apply to a CGU is judgemental. The Group’s current climate change strategy continues to assess climate-related risks, including transition and physical risks. The Group’s current understanding of the potential financial impacts of climate change have been incorporated into the assessment of indicators of impairment and impairment reversal, the results of which are disclosed in Notes 13 and 16 of the financial report. The primary audit procedures we performed, amongst others, included the following: – We evaluated the design of, and tested the operating effectiveness of, the Group’s controls over the assessment for indicators of impairment and impairment reversal. – We performed an analysis for indicators of impairment and impairment reversal, which included considering the performance of the assets and external market conditions. Our procedures involved assessing the key inputs such as commodity price forecasts, discount rates, reserve estimation, operating and capital expenditure, comparable market data and asset performance. – We considered the impact of geo-political events and conflicts, regulatory and legislative changes and macro-economic disruptions as part of our evaluation of indicators of impairment and impairment reversal. – We involved our valuation specialists to assist in evaluating, amongst other matters, the discount rates applied and commodity price forecasts. – We assessed commodity price forecasts assumed by the Group against comparable market data. The Group uses internal and external experts to provide geological, metallurgical, mine planning and commodity price forecast information to support key assumptions in the assessment of indicators of impairment or impairment reversal. With assistance from our mining reserves specialists, we examined the information provided by the Group’s experts, including assessment of the reserve estimation methodology against the relevant industry and regulatory guidance. We also assessed the qualifications, competence and objectivity of the internal and external experts. Climate change related procedures: With the assistance of our climate change and valuation specialists we undertook the following procedures: – Evaluated how the Group’s energy transition pathways, as outlined in Note 16 of the financial report, were reflected in commodity price forecasts and carbon price assumptions. – Assessed how strategies to mitigate transition and physical risks, such as the Group’s committed expenditure on decarbonisation activities, were reflected into the forecast cashflows considered as part of the Group’s assessment of indicators of impairment and impairment reversal. – Assessed the accuracy of the Group’s disclosure regarding climaterelated risks that have the potential to adversely impact long term metallurgical coal pricing and the carrying value of the Group’s metallurgical coal CGU’s. – Considered the consistency of Other Information reported by the Group in relation to its climate change strategy, with the key estimates adopted in the Group’s assessment of indicators of impairment and impairment reversal. – Assessed the adequacy of the Group’s climate change disclosures in Note 16 of the financial report. We assessed the adequacy of the disclosures included in Notes 11 and 13 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

198 BHP Annual Report 2023 4 Independent auditor’s report to the members of BHP Group Limited continued Closure and rehabilitation provisions Why significant How our audit addressed the key audit matter Refer to Note 15 ‘Closure and rehabilitation provisions’. The Group has closure and rehabilitation obligations to restore and rehabilitate environmental disturbances created by its operations and related sites. These obligations arise from regulatory and legislative requirements across multiple jurisdictions. The key inputs used to determine the required closure and rehabilitation provisions are: – Life of the operation or site; – Estimated cost of future closure and rehabilitation activities; – Timing of the closure and rehabilitation activities; – Discount rates; and – Current regulatory and legislative requirements. As a result of these inputs and the evaluation of climate- related risks and strategies, closure and rehabilitation provisions have a high degree of estimation uncertainty with a wide potential range of reasonably possible outcomes. Closure and rehabilitation provisions were considered to be a key audit matter as the estimation of these provisions is complex, involves a high degree of judgement and often requires specialist expertise to estimate the costs required to satisfy closure and rehabilitation obligations. The Group’s current understanding of the potential financial impacts of climate change have been incorporated into the related estimates, to the extent they can be reliably measured, in the determination of the closure and rehabilitation provisions, the results of which are disclosed in Notes 15 and 16 of the financial report. The primary audit procedures we performed, amongst others, included the following: – We evaluated the design of, and tested the operating effectiveness of, the Group’s controls related to the determination of closure and rehabilitation provision estimates. – We evaluated the Group’s legal and regulatory obligations for closure and rehabilitation, life of operation, future rehabilitation costs, discount rates and timing of future cashflows. – We assessed whether the future rehabilitation costs were consistent with the closure plans prepared by the Group’s internal experts. – We tested the mathematical accuracy of the closure and rehabilitation provision calculations. – We assessed the discount rates adopted to calculate the closure and rehabilitation provisions, including benchmarking to comparable market data. – With the assistance of our rehabilitation subject matter specialists, we evaluated a sample of closure and rehabilitation provisions for operating and closed sites within the Group, including: – Evaluation of the closure and rehabilitation plans with regard to applicable regulatory and legislative requirements; – Evaluation of the methodology used by the Group’s internal mine closure engineers against industry practice and our understanding of the business; and – Assessment of the reasonableness of the timing of cash flows and cost estimates against the closure and rehabilitation plan and industry practice. – The Group has used internal and external experts to support the estimation of the mine closure and rehabilitation provisions. With the assistance of our rehabilitation subject matter specialists, we assessed the qualifications, competence and objectivity of the internal and external experts and that the information provided by the Group’s internal and external experts has been appropriately reflected in the calculation of the closure and rehabilitation provisions. Climate change related procedures: With the assistance of our climate change and rehabilitation subject matter specialists, we undertook the following procedures: – Evaluated how physical risk has been incorporated into the closure and rehabilitation provision estimates, such as the Group’s current understanding of changes to long-term weather outlooks and the potential to impact site closure designs and post-closure monitoring activities. – Evaluated the consistency of Other Information reported by the Group in relation to its climate change strategy with the key inputs used to determine the closure and rehabilitation provisions. – For the Group’s metallurgical coal assets, we evaluated the potential for climate change to shorten mine operating lives and therefore impact the timing of closure activities. – Assessed the reasonableness of the Group’s disclosure of the Profile of closure and rehabilitation cashflows included in Note 15 of the financial report and the impact of a five-year acceleration to the Group’s metallurgical coal closure and rehabilitation provisions included in Note 16. We assessed the adequacy of the disclosures included in Notes 15 and 16 of the financial report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

BHP Annual Report 2023 199 Operating and Financial Review Governance Financial Statements Additional Information Samarco dam failure provisions recognised and contingent liabilities disclosures Why significant How our audit addressed the key audit matter Refer to Note 3 ‘Exceptional items’, Note 4 ‘Significant events – Samarco dam failure’ and Note 34 ‘Contingent liabilities’. There were a number of significant judgements and disclosures made by the Group in relation to the Samarco dam failure, including: – Determining the extent of the Group’s and BHP Billiton Brasil Ltda’s legal obligation to continue to fund the costs associated with the Samarco dam failure, and the quantification of the continued obligation required by the Governance Agreement and Framework Agreement; – Determining the status, accounting treatment and quantification (if applicable) of the legal claims against BHP Group Limited, BHP Group (UK) Ltd, BHP Billiton Brasil Ltda and Samarco; – Determining the status of any potential settlements; and – Disclosures relating to the contingent liabilities from the various legal claims and other circumstances that represent exposures to the Group. We identified the Samarco dam failure provisions recognised, and contingent liabilities disclosures, as a key audit matter as auditing these estimates is complex. There is a high degree of estimation uncertainty, together with a wide range of reasonable outcomes. Significant judgement was required in relation to assessing the completeness and measurement of the estimated cash outflows related to the provisions and contingent liabilities, including the probability of the outflows. This is due to: – The significant size of the potential claims, combined with the multijurisdictional legal and regulatory environments; – High degree of judgement and estimation around certain key assumptions in the provision, including: – Cost estimates of remediation and compensation requirements for the Samarco dam failure; – The number and compensation category of impacted people entitled to compensation; and – Nature and extent of remediation activities. The primary audit procedures we performed, amongst others, included the following: – We assessed the design of, and tested the operating effectiveness of, the Group’s controls over the Samarco dam failure accounting and disclosure process. This included testing controls over: – The determination of the provision for the remediation of the Samarco dam failure, including significant assumptions such as the cost estimate to remediate, the nature and extent of remediation activities and compensation for the impacted peoples; and – The Group’s assessment of the legal claims and determination of the associated provision and related contingent liability disclosures. – We assessed the key assumptions used to determine the provision recorded by the Group in relation to potential obligations by: – Understanding the impact of any court decisions on the number and compensation category of impacted peoples; – Understanding the impact of any Brazilian court decisions on the infrastructure remediation program relating to the resettling of communities impacted by the Samarco dam failure; – Inquiring with the Group’s subject matter experts for the various remediation programs regarding the cost estimate to remediate the environment, residents’ wellbeing and infrastructure damaged by the Samarco dam failure; – Evaluating the qualifications, competence and objectivity of the Group’s subject matter experts, and the independent external party that contribute to the determination of the cash flow estimates by considering their qualifications, scope of work and remuneration structure; – Comparing the nature and extent of remediation activities described in the Framework Agreement to the activities included in the cash flow forecasts; – Selecting a sample of cost estimates included in the provision and considering the underlying supporting documentation, such as court decisions; – Assessing the period in which a provision change was recorded by understanding when the event that caused the change occurred; – Determining whether or not it is possible to provide a range of outcomes or a reliable estimate of any potential settlement outcomes; and – Evaluating the historical accuracy of prior year’s forecasted cash flows with respect to the Group’s current year actual cash flows. – We read the claims and assessed their status and considered whether they now represented liabilities through: – Inquiries with the Group’s internal legal advisors, senior management, Group finance, and members of the Executive Leadership Team, with respect to the ongoing proceedings; – Inspection of correspondence with external legal advisors; and – Independent confirmation letters received from external legal advisors. We assessed the disclosures regarding the environmental and legal contingent liabilities as included in Note 34, and the relevant disclosures regarding the significant events relating to Samarco dam failure as included in Note 4 against the disclosure requirements of the relevant Australian Accounting Standards. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

200 BHP Annual Report 2023 4 Independent auditor’s report to the members of BHP Group Limited continued Information other than the financial report and auditor’s report thereon The directors are responsible for the other information. The other information comprises the information included in the Company’s 2023 annual report other than the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and we do not and will not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed on the other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with International Financial Reporting Standards as issued by the IASB, Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. – Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion. We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on the audit of the Remuneration Report Opinion on the Remuneration Report We have audited the Remuneration Report included in the Directors’ Report for the year ended 30 June 2023. In our opinion, the Remuneration Report of BHP Group Limited for the year ended 30 June 2023, complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. Ernst & Young Rodney Piltz Partner Melbourne 22 August 2023 A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation

BHP Annual Report 2023 201 Operating and Financial Review Governance Financial Statements Additional Information Additional information 1 Financial information summary 202 2 Information on mining operations 203 3 Financial information by commodity 217 4 Production 219 5 Mineral Resources and Ore Reserves 221 6 Major projects 234 7 People – performance data 234 8 Legal proceedings 235 9 Shareholder information 238 9.1 History and development 238 9.2 Markets 238 9.3 Organisational structure 238 9.4 Constitution 238 9.5 Share ownership 240 9.6 Dividends 242

1 Financial information summary

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. We publish our Consolidated Financial Statements in US dollars. All Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Cash Flow Statement information below has been derived from audited Financial Statements. For more information refer to the Financial Statements.

Some information in this section has been presented on a Continuing operations basis to exclude the contribution from Discontinued operations.

Year ended 30 June US$M	2023	2022	2021	2020	2019
Consolidated Income Statement (Financial Statements 1.1)					
Revenue	**53,817**	65,098	56,921	38,924	38,446
Profit from operations	**22,932**	34,106	25,515	13,683	13,629
Profit after taxation from Continuing operations	**14,324**	22,400	13,676	8,628	8,528
Profit/(loss) after taxation from Discontinued operations	**–**	10,655	(225)	108	657
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders (Attributable profit)	**12,921**	30,900	11,304	7,956	8,306
Profit after taxation from Continuing operations attributable to BHP shareholders	**12,921**	20,245	11,529	7,848	7,656
Dividends per ordinary share – paid during the period (US cents)	**265.0**	350.0	156.0	143.0	220.0
Dividends per ordinary share – determined in respect of the period (US cents)	**170.0**	325.0	301.0	120.0	235.0
In specie dividend on merger of Petroleum with Woodside (US cents)	**–**	386.4	–	–	–
Basic earnings per ordinary share (US cents)[1]	**255.2**	610.6	223.5	157.3	160.3
Diluted earnings per ordinary share (US cents)[1]	**254.7**	609.3	223.0	157.0	159.9
Basic earnings from Continuing operations per ordinary share (US cents)[1]	**255.2**	400.0	228.0	155.2	147.8
Diluted earnings from Continuing operations per ordinary share (US cents)[1]	**254.7**	399.2	227.5	154.8	147.4
Number of ordinary shares (million)[1]					
– At period end	**5,066**	5,062	5,058	5,058	5,058
– Weighted average	**5,064**	5,061	5,057	5,057	5,180
– Diluted	**5,073**	5,071	5,068	5,069	5,193
Consolidated Balance Sheet (Financial Statements 1.3)[2]					
Total assets	**101,296**	95,166	108,927	105,733	101,811
Net assets	**48,530**	48,766	55,605	52,175	51,753
Share capital (including share premium)	**4,737**	4,638	2,686	2,686	2,686
Total equity attributable to BHP shareholders	**44,496**	44,957	51,264	47,865	47,169
Consolidated Cash Flow Statement (Financial Statements 1.4)					
Net operating cash flows[3]	**18,701**	32,174	27,234	15,706	17,871
Capital and exploration expenditure[4,5]	**7,083**	7,545	7,120	7,640	7,566
Other financial information (OFR 10)					
Net debt[5]	**11,166**	333	4,121	12,044	9,446
Underlying attributable profit[5]	**13,420**	23,815	17,077	9,060	9,124
Underlying attributable profit – Continuing operations	**13,420**	21,319	16,985	8,948	8,431
Underlying EBITDA[5]	**27,956**	40,634	35,073	19,870	19,093
Underlying EBIT[5]	**22,820**	34,436	29,853	15,130	14,581
Underlying basic earnings per share (US cents)[5]	**265.0**	470.6	337.7	179.2	176.1
Underlying basic earnings per share – Continuing operations (US cents)	**265.0**	421.2	335.9	176.9	162.8
Underlying return on capital employed (per cent)[5]	**28.8**	48.7	32.5	16.9	16.0

1 For more information on earnings per share refer to Financial Statements note 7 'Earnings per share'.

2 The Consolidated Balance Sheet for comparative periods includes the associated assets and liabilities in relation to Petroleum (merger with Woodside in FY2022), BMC and Cerrejón (both disposed in FY2022) as IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' does not require the Consolidated Balance Sheet to be restated for comparative periods.

3 Net operating cash flows are after dividends received, net interest paid, proceeds and settlements of cash management related instruments, net taxation paid and includes Net operating cash flows from Discontinued operations.

4 Capital and exploration and evaluation expenditure is presented on a cash basis and represents purchases of property, plant and equipment plus exploration and evaluation expenditure from the Consolidated Cash Flow Statement and includes purchases of property, plant and equipment plus exploration and evaluation expenditure from Discontinued operations. For more information refer to Financial Statements note 28 'Discontinued operations'. Exploration and evaluation expenditure is capitalised in accordance with our accounting policies, as set out in Financial Statements note 11 'Property, plant and equipment'.

5 We use non-IFRS financial information to reflect the underlying performance of the Group. Underlying attributable profit, Underlying basic earnings per share and Underlying return on capital employed includes Continuing and Discontinued operations. Refer to OFR 10 for a reconciliation of non-IFRS financial information to their respective IFRS measure. Refer to OFR 10.1 for the definition and method of calculation of non-IFRS financial information. Refer to Financial Statements note 21 'Net debt' for the composition of Net debt.

202 | BHP | Annual Report 2023

Governance Financial Statements BHP Annual Report 2023 203 Operating and Financial Review Additional Information 2 Information on mining operations Minerals Australia Iron ore mining operations The following table contains additional details of our iron ore mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location WAIO Pilbara region, Western Australia Newman West (Mt Whaleback, Orebodies 29, 30, 31 and 35) Newman East (Orebodies 24, 25 and 32) Mt Newman joint venture Means of access Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (427 km) Type and amount of ownership BHP Minerals 85% Mitsui-ITOCHU Iron 10% ITOCHU Minerals and Energy of Australia 5% Operator BHP Title, leases or options and acreage involved Mineral lease granted and held under the Iron Ore (Mount Newman) Agreement Act 1964 expires in 2030 with right to successive renewals of 21 years each ML244SA – approximately 78,934 hectares History and stage of property Production stage Production began at Mt Whaleback in 1969 Production from Orebodies 24, 25, 29, 30, 31, 32 and 35 complements production from Mt Whaleback Production from Orebodies 31 and 32 started in 2015 and 2017 respectively Mining at Orebody 18 ceased in 2020 after depletion Mine type & mineralisation style Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman and Marra Mamba; also present is iron-rich detrital material Power source Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta Processing plants and other available facilities Newman Hub: primary crusher, ore handling plant, heavy media beneficiation plant, stockyard blending facility, single cell rotary car dumper, train load out (nominal capacity 75 Mtpa) Orebody 25 Ore processing plant (nominal capacity 12 Mtpa) ceased operation mid-FY2022 Key permit conditions State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes Mine & location WAIO Pilbara region, Western Australia Yandi joint venture Means of access Private road Ore transported by Mt Newman JV-owned rail to Port Hedland (316 km) Yandi JV’s railway spur links Yandi hub to Mt Newman JV main line Type and amount of ownership BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% Operator BHP Title, leases or options and acreage involved Mining lease granted pursuant to the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2033 with 1 renewal right to a further 21 years to 2054 M270SA – approximately 30,344 hectares History and stage of property Production stage Production began at the Yandi mine in 1992 Capacity of Yandi hub expanded between 1994 and 2013 Yandi commenced production ramp down activity in FY2022 Mine type & mineralisation style Open-cut Channel iron deposits are Cainozoic fluvial sediments Power source Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta Processing plants and other available facilities 2 primary crushers, 1 ore handling plant, stockyard blending facility and 1 train load out (nominal capacity 50 Mtpa) Decommissioning of additional facilities, including 2 ore handling plants, 2 primary crushers and 1 train load out, is ongoing as part of planned ramp down activities Key permit conditions State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

204 BHP Annual Report 2023 2 Information on mining operations continued Mine & location WAIO Pilbara region, Western Australia Jimblebar Bill’s Hill, Eastern Syncline and Mt Helen (jointly called Western Ridge deposits) Jimblebar operation* Means of access Private road Jimblebar ore is transported via overland conveyor (12.4 km) and by Mt Newman JV-owned rail to Port Hedland (428 km) The Western Ridge deposits are located close to Newman Operations and all production will be trucked and/or transported via overland conveyor Type and amount of ownership BHP Minerals 85% ITOCHU Minerals and Energy of Australia 8% Mitsui & Co. Iron Ore Exploration & Mining 7% *Jimblebar is an ‘incorporated’ venture with the above companies holding A Class Shares with rights to certain parts of mining lease 266SA held by BHP Iron Ore (Jimblebar) Pty Ltd (BHPIOJ) BHP Minerals holds 100% of the B Class Shares, which has rights to all other Jimblebar assets Operator BHP Title, leases or options and acreage involved Mining lease granted pursuant to the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 expires in 2030 with rights to successive renewals of 21 years each M266SA – approximately 51,756 hectares History and stage of property Production stage Production began in March 1989 From 2004, production was transferred to Wheelarra JV as part of the Wheelarra sublease agreement This sublease agreement expired in March 2018 Ore was first produced from the newly commissioned Jimblebar Hub in late 2013 Jimblebar sells ore to the Newman JV proximate to the Jimblebar Hub Production at Western Ridge commenced in FY2022 Mine type & mineralisation style Open-cut Bedded ore types classified as per host Archaean or Proterozoic banded iron formation, which are Brockman and Marra Mamba; also present is iron rich detrital material Power source Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta Processing plants and other available facilities 3 primary crushers, ore handling plant, train loadout, stockyard blending facility and supporting mining hub infrastructure (nominal capacity 71 Mtpa) Production from the Western Ridge deposits will be processed through existing processing facility for Newman operations Key permit conditions State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals, and royalties Registered Indigenous Land Use Agreement with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes

Governance Financial Statements BHP Annual Report 2023 205 Operating and Financial Review Additional Information Mine & location WAIO Pilbara region, Western Australia Yarrie Nimingarra Mining Area C South Flank Mt Goldsworthy joint venture Means of access Private road Yarrie and Nimingarra iron ore transported by Mt Goldsworthy JV-owned rail to Port Hedland (218 km) Mining Area C iron ore transported by Mt Newman JV-owned rail to Port Hedland (360 km) South Flank iron ore transported by overland conveyors (8–16 km) to the Mining Area C processing hub Mt Goldsworthy JV railway spur links Mining Area C and South Flank to Yandi JV’s railway spur Type and amount of ownership BHP Minerals 85% Mitsui Iron Ore Corporation 7% ITOCHU Minerals and Energy of Australia 8% Operator BHP Title, leases or options and acreage involved 1 mineral lease and 1 mining lease both granted pursuant to the Iron Ore (Goldsworthy – Nimingarra) Agreement Act 1972, expire in 2035, with rights to successive renewals of 21 years each. ML251SA and M263SA – approximately 15,623 hectares A number of smaller mining leases granted under the Mining Act 1978 expire in 2026 with rights to successive renewals of 21 years. 5 leases – approximately 2,999 hectares 3 mineral leases granted under the Iron Ore (Mount Goldsworthy) Agreement Act 1964, which expire 2028, with rights to successive renewals of 21 years each ML235SA, ML249SA and ML281SA – approximately 91,124 hectares History and stage of property Production stage Operations commenced at Mt Goldsworthy in 1966 and at Shay Gap in 1973 Original Goldsworthy mine closed in 1982 Associated Shay Gap mine closed in 1993 Mining at Nimingarra mine ceased in 2007, then continued from adjacent Yarrie area Production commenced at Mining Area C mine in 2003 Yarrie mine operations were suspended in February 2014 First ore at South Flank commenced in May 2021 Mine type & mineralisation style Mining Area C, South Flank, Yarrie and Nimingarra are open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which are Brockman, Marra Mamba and Nimingarra; also present is iron-rich detrital material Power source Power for Yarrie and Shay Gap is supplied by their own small diesel generating stations Power for all remaining mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta Processing plants and other available facilities Mining Area C: 2 primary crushers, 2 ore handling plants, stockyard blending facility and train load out (nominal capacity 64 Mtpa) South Flank: 2 primary crushers, 1 ore handling plant, stockyard and blending facility and train load out (nominal capacity 80 Mtpa) Key permit conditions State Agreement contains conditions set by the Western Australian Government, including requirements for future development proposals; environmental compliance and reporting obligations; closure and rehabilitation considerations; local procurement and community plans/initiatives/investment requirements; payment of rent, taxes and government royalties Tenements granted by the Western Australian Government under the Mining Act Key permit conditions include resource reporting, environmental compliance and reporting, rehabilitation considerations and offset payments and payment of lease rentals and royalties Registered Indigenous Land Use Agreements with conditions, including appropriate native title compensation and opportunity sharing; enshrine heritage protections and land access rights; and guarantee certain heritage, environment and consultation processes Mine & location WAIO Pilbara region, Western Australia POSMAC joint venture Means of access Private road POSMAC JV sells ore to Mt Goldsworthy JV at Mining Area C Ore is transported via Mt Goldsworthy JV-owned rail and Mt Newman JV-owned rail to Port Hedland Mt Goldsworthy JV railway spur links Mining Area C to Yandi JV’s railway spur Type and amount of ownership BHP Minerals 65% ITOCHU Minerals and Energy of Australia 8% Mitsui Iron Ore Corporation 7% POS-Ore 20% Operator BHP Title, leases or options and acreage involved Sublease over part of Mt Goldsworthy Mining Area C mineral lease that expires on the earlier of termination of the mineral lease or the end of the POSMAC JV ML281SA – approximately 56,335 hectares History and stage of property Production stage Production commenced in October 2003 POSMAC JV sells all ore to Mt Goldsworthy JV at Mining Area C Mine type & mineralisation style Open-cut Bedded ore types classified as per host Archaean or Proterozoic iron formation, which is Marra Mamba Power source Power for all mine operations in the Central and Eastern Pilbara is supplied by BHP’s natural gas-fired Yarnima power station Power consumed in port operations is supplied via a contract with Alinta Processing plants and other available facilities POSMAC sells all ore to Mt Goldsworthy JV, which is then processed at Mining Area C Key permit conditions Key permit conditions of POSMAC joint venture are captured within the Mount Goldsworthy joint venture key permit conditions outlined above

206 BHP Annual Report 2023 2 Information on mining operations continued Coal mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location BHP Mitsubishi Alliance Bowen Basin, Queensland, Australia Goonyella Riverside Broadmeadow Daunia Caval Ridge Peak Downs Saraji Blackwater and Saraji South mines Central Queensland Coal Associates joint venture Means of access Public road Coal transported by rail to Hay Point, Gladstone, Dalrymple Bay and Abbot Point ports Distances between the mines and port are between 160 km and 315 km Type and amount of ownership BHP 50% Mitsubishi Development 50% Operator BMA Title, leases or options and acreage involved Mining leases, including undeveloped tenements, have expiry dates ranging up to 2043, renewable for further periods as Queensland Government legislation allows Approximately 125,100 hectares Mining is permitted to continue under the legislation during the renewal application period All required renewal applications were lodged and pending a decision from the Minister History and stage of property Production stage Goonyella mine commenced in 1971, merged with adjoining Riverside mine in 1989 Operates as Goonyella Riverside Production commenced at: Peak Downs in 1972 Saraji in 1974 Norwich Park in 1979 Blackwater in 1967 Broadmeadow (longwall operations) in 2005 Daunia in 2013 Caval Ridge in 2014 Production at Saraji South (formerly Norwich Park) ceased in May 2012. Since October 2022, limited product has been sourced from Saraji South for processing at Saraji Mine type & mineralisation style All open-cut except Broadmeadow (longwall underground) Bituminous coal is mined from the Permian Moranbah and Rangal Coal measures Products range from premium-quality, low-volatile, high-vitrinite hard coking coal to medium-volatile hard coking coal, to weak coking coal, some pulverised coal injection (PCI) coal and medium ash thermal coal as a secondary product Power source Queensland electricity grid connection is under long-term contracts and energy purchased via Retail Agreements Processing plants and other available facilities On-site beneficiation processing facilities Combined nominal capacity in excess of 67 Mtpa Key permit conditions Key permit conditions are contained in the various legislation set by the Queensland Government and include conditions relating to carrying out works in accordance with the environmental authority and approved development plans, payment of rents, reporting and payment of royalties. Mining leases granted under the Central Queensland Coal Associates Agreement Act 1968 place an extraction cap of 1,860 Mt

Governance Financial Statements BHP Annual Report 2023 207 Operating and Financial Review Additional Information Mine & location New South Wales Energy Coal Approximately 126 km northwest of Newcastle, New South Wales, Australia Mt Arthur Coal Means of access Public road Export coal transported by third-party rail to Newcastle port Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Current Development Consent expires in 2026 Mt Arthur Coal Mine (MAC) continues to work on obtaining new State and Commonwealth approvals to continue open-cut mining at MAC beyond 30 June 2026 MAC holds 10 mining leases, 2 subleases and 2 exploration licences MAC’s primary mining lease (ML 1487) was granted for a further 21-year term from June 2022 Total mining leases approximately 8,750 hectares History and stage of property Production stage Production commenced in 2002 Approval to expand mining granted in 2010 with an additional area also granted by an approval modification in 2014 Domestic sales ceased during FY2020 with conveyor to Bayswater and Liddell Power Stations decommissioned On 16 June 2022, BHP announced the decision to cease mining at the asset by the end of FY2030 Mine type & mineralisation style Open-cut Produces a medium rank bituminous thermal coal Power source New South Wales electricity grid connection under a deemed long-term contract and energy purchased via a Retail Agreement Processing plants and other available facilities Beneficiation facilities: coal handling, preparation, washing plants Nominal capacity in excess of 23 Mtpa Key permit conditions The project approval contains key conditions: (i) it requires MAC to be operated generally in accordance with the environmental assessment; and (ii) permits extraction of up to 36 Mtpa of run of mine coal from underground and open-cut operations, with open-cut extraction limited to 32 Mtpa Nickel mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location Nickel West 450 km north of Kalgoorlie, Western Australia Mt Keith Mine Mt Keith Satellite Mine (Yakabindie) Mt Keith mine and concentrator Means of access Private road Nickel concentrate transported by road to Leinster for drying and on-shipping Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining leases granted by Western Australian Government Key leases expire between 2029 and 2036 First renewal of 21 years is as a right. Further renewals at government discretion Mt Keith mining leases approximately 9,240 hectares Mt Keith satellite mining leases approximately 3,835 hectares History and stage of property Production stage Commissioned in 1995 by WMC Acquired in 2005 as part of WMC acquisition Mt Keith Satellite Mine contains 2 open-pit mines: Six Mile Well in full production and Goliath currently being pre-stripped Mine type & mineralisation style Open-cut Disseminated textured magmatic nickel-sulphide mineralisation associated with a metamorphosed ultramafic intrusion Power source On-site third-party gas-fired turbines with backup from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts Processing plants and other available facilities Concentration plant with a nominal capacity of 11 Mtpa of ore Key permit conditions Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

208 BHP Annual Report 2023 2 Information on mining operations continued Mine & location Nickel West 375 km north of Kalgoorlie, Western Australia Venus sub-level caving operation B11 block caving operation Camelot open-pit mine Rocky’s Reward open-pit mine Leinster mine complex and concentrator Means of access Public road Nickel concentrate shipped by road and rail to Kalgoorlie Nickel Smelter Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining leases granted by Western Australian Government Key leases expire between 2025 and 2040 Renewals of principal mineral lease in accordance with State Agreement ratified by the Nickel (Agnew) Agreement Act 1974 Leinster mining leases approximately 6,325 hectares Camelot mining leases approximately 2,353 hectares History and stage of property Production stage Production commenced in 1979 Acquired in 2005 as part of WMC acquisition Leinster underground ceased operations in 2013 and recommenced operations in 2016 with Venus sub-level cave now in operation and B11 block cave developing its undercut and draw points Rocky’s Reward open-pit mine ceased mining in 2021 Mine type & mineralisation style Open-cut and underground Steeply dipping disseminated and massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows and intrusions Power source On-site third-party gas-fired turbines with back up from diesel engine generation Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts Processing plants and other available facilities Concentration plant with a nominal capacity of 3 Mtpa of ore Key permit conditions Use of the land for the purposes set out by the Western Australian Government in the Nickel (Agnew) Agreement Act 1974 and other Nickel West granted tenements broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to Western Australian Government; rates to relevant local governments; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections Mine & location Nickel West 450 km north of Kalgoorlie, Western Australia Cliffs mine Means of access Private road Nickel ore transported by road to Leinster or Mt Keith for further processing Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining leases granted by Western Australian Government Key leases expire between 2025 and 2028 First renewal of 21 years is as of right. Further renewals at government discretion Mining leases approximately 2,675 hectares History and stage of property Production stage Production commenced in 2008 Acquired in 2005 as part of WMC acquisition Mine type & mineralisation style Underground Steeply dipping massive textured nickel-sulphide mineralisation associated with metamorphosed ultramafic lava flows Power source Supplied from Mt Keith Processing plants and other available facilities Mine site Key permit conditions Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations. Existing mining operations are also subject to an Indigenous Land Use Agreement (ILUA), which includes commitments for payments made to trust accounts; Indigenous employment and business opportunities; heritage and cultural protections

Governance Financial Statements BHP Annual Report 2023 209 Operating and Financial Review Additional Information Mine & location West Musgrave Projects Musgrave Province, Western Australia Means of access Public road Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved The Project is to develop two copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges of Western Australia M69/149, L69/56, L69/57 and L69/44 Development Envelope of 20,852 hectares History and stage of property Scoping studies completed in 2017 Pre-feasibility study completed by OZ Minerals and Cassini Resources Ltd in 2020 Acquired by OZ Minerals in October 2020 Final investment decision in September 2022 Acquired in 2023 as part of OZ Minerals acquisition Project stage Mine type & mineralisation style Open-pit (still in project stage) Magmatic nickel and copper sulphide Power source Long-term power expected to be delivered by an off-grid hybrid power system (wind, solar, battery and thermal generation) Processing plants and other available facilities Crushing, vertical roller mill, flotation producing separate nickel and copper concentrates (still in project stage) Key permit conditions All key regulatory approvals in place and a Land access agreement signed with the Ngaanyatjarra people to develop two copper and nickel deposits (Babel pit and Nebo pit) within the West Musgrave Ranges (including mining, accommodation, an airstrip and processing facilities) There are a number of strict conditions on cultural heritage, flora and fauna, inland waters and greenhouse gas, including: – no more than 3,830 hectares clearing of native vegetation – achieving net zero greenhouse gas emissions by 2040, including up to 60 megawatt (instantaneous load requirement) of fossil fuel electricity generation with the remainder of the power supply to be generated through solar or wind electricity generation – abstraction of up to 7.5 gigalitres of groundwater per annum – compliance with the Cultural Heritage Management Plan, including no direct disturbance of the ethnographic exclusion zones Nickel smelters, refineries and processing plants Smelter, refinery or processing plant Nickel West 56 km south of Kalgoorlie, Western Australia Kambalda nickel concentrator Ownership BHP 100% Operator BHP Title, leases or options Mineral leases granted by Western Australian Government Key leases expire in 2028 Mining leases approximately 242 hectares Key permit conditions Use of the land for the purposes set out by the Western Australian Government under granted mining tenements and broadly comprise of submission of detailed mining proposals; payment of royalties, annual rent to the State Government; rates to relevant local government; compliance with environmental regulations and mine closure requirements and other reporting obligations Product Concentrate containing approximately 13% nickel Power source On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts Nominal production capacity 1.6 Mtpa ore Nickel sourced through ore tolling and concentrate purchase arrangements with third parties in Kambalda and outer regions Smelter, refinery or processing plant Nickel West Kalgoorlie, Western Australia Kalgoorlie nickel smelter Ownership BHP 100% Operator BHP Title, leases or options Freehold title over the property Key permit conditions Product Matte containing approximately 65% nickel Power source On-site third-party gas-fired turbines supplemented by access to grid power Contracts expire in December 2038 Natural gas sourced and transported under separate long-term contracts Nominal production capacity 110 ktpa nickel metal in matte

210 BHP Annual Report 2023 2 Information on mining operations continued Smelter, refinery or processing plant Nickel West 30 km south of Perth, Western Australia Kwinana nickel refinery Ownership BHP 100% Operator BHP Title, leases or options Freehold title over the property Key permit conditions Product London Metal Exchange grade nickel briquettes, nickel powder Also intermediate products, including copper sulphide, cobalt-nickel-sulphide, ammonium-sulphate Nickel sulphate containing approximately 22% nickel Power source Power is sourced from the local grid, which is supplied under a retail contract, supplemented by a Power Purchase Agreement with Merredin Solar Farm for 50% of its output Nominal production capacity 82.5 ktpa nickel metal in powder, briquettes and nickel sulphate (with approval to increase up to 90 ktpa) 99 kt–100 kt nickel sulphate (approximately 22 kt–24 kt nickel) Copper South Australia Copper mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.1 and 5.2, and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location Olympic Dam 560 km northwest of Adelaide, South Australia Means of access Public road Copper cathode trucked to ports Uranium oxide transported by road to ports Gold bullion transported by road and plane Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining lease granted by South Australian Government expires in 2036. Approximately 17,788 hectares Right of extension for 50 years (subject to remaining mine life) History and stage of property Production stage Acquired in 2005 as part of Western Mining Corporation (WMC) acquisition Copper production began in 1988 Nominal milling capacity raised to 9 Mtpa in 1999 Optimisation project completed in 2002 New copper solvent extraction plant commissioned in 2004 Major smelter maintenance campaigns completed in 2017 and 2022 Mine type & mineralisation style Underground Large poly-metallic deposit of iron oxide-copper-uranium-gold mineralisation Power source Electricity transmitted via BHP’s 275 kV power line from Port Augusta and ElectraNet’s system upstream of Port Augusta Power is sourced from the local grid, which is supplied under a retail contract, currently supplemented by Power Purchase Agreement with Iberdrola Processing plants and other available facilities Underground automated train and trucking network feeding crushing, storage and ore hoisting facilities 2 grinding circuits Nominal milling capacity of 11 Mtpa Flash furnace produces copper anodes, which are then refined to produce copper cathodes Electrowon copper cathode and uranium oxide concentrate produced by leaching and solvent extracting flotation tailings Gold cyanide leach circuit and gold room producing gold bullion Key permit conditions The Roxby Downs (Indenture Ratification) Act 1982 (Indenture Act) applies to Olympic Dam’s operations. It contains conditions from the South Australian Government, including relating to the protection and management of the environment; water; closure and rehabilitation considerations; local procurement and community plans/initiatives/project commitments; and payment of royalties. Olympic Dam also holds other relevant approvals and tenements granted by the South Australian Government, including under the SA Mining Act

Governance Financial Statements BHP Annual Report 2023 211 Operating and Financial Review Additional Information Mine & location Carrapateena The Gawler Craton, South Australia, approximately 160 km north of Port Augusta Means of access 60 km private access road Copper concentrate trucked to ports Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved The Carrapateena Project holds a Mining Lease (ML 6471) and five Miscellaneous Purposes Licences (MPL 149, 152, 153, 154 and 156), which were granted by the South Australian Government and expire in 2039, with the exception of MPL 149 which expires in 2038 Approximately 44,163 hectares in size across all six tenements An application for tenement extensions can be made within six months of the tenement expiry date History and stage of property 2011 – OZ Minerals acquired Carrapateena exploration project 2014 – Pre-feasibility study completed 2016 – Carrapateena scoping study completed 2016 – Partnering agreement between OZ Minerals and Kokatha Aboriginal Corporation signed 2017 – Feasibility study updated 2017 – Works on enabling infrastructure commenced 2018 – Project approvals completed 2018 – Construction commenced 2019 – Construction completed 2019 – First saleable concentrate produced 2019 – Block Cave expansion pre-feasibility study commenced 2020 – 4.25 Mtpa ramp up achieved 2020 – Block Cave expansion pre-feasibility study completed 2020 – Block Cave expansion approved 2020 – New 270 km transmission line to Prominent Hill via Carrapateena commissioned 2020 – Early works on Western Access Road commenced 2021 – Block Cave expansion early works underway 2022 – Cave propagated to surface Mine type & mineralisation style Underground Iron oxide copper gold deposit Power source Electricity transmitted via private power line operated under a Build Own Operate Maintain (BOOM) agreement with Electranet Energy purchased via Retail Agreement Processing plants and other available facilities Conventional crushing, grinding and flotation on mine site Key permit conditions The Mining Act 1971 (Mining Act) and associated Mining Regulations 2020 apply to the Carrapateena Project. Each tenement document (either ML or MPL) in conjunction with the operation’s Program for Environment Protection and Rehabilitation (PEPR) outlines the conditions from the South Australian Government that must be complied with including those relating to the protection and management of the environment, water, closure and rehabilitation The Carrapateena Project is also approved by the Federal Government under the Environment Protection and Biodiversity Conservation Act 1999 (EPBC Act) and as such has further conditions regarding nationally threatened flora and fauna species Mine & location Prominent Hill 650 km northwest of Adelaide, 130 km southeast of the town of Coober Pedy Means of access Mine access road (45 km off Stuart Highway) Copper concentrate (containing gold and silver) trucked to Wirrida Railway siding via dedicated Concentrate Export Road Type and amount of ownership BHP 100% Operator Underground mining services – Byrnecut Processing and others – BHP Title, leases or options and acreage involved Mining lease ML 6288 granted by South Australian Government expires in August 2041. Miscellaneous purpose licences (MPL 81, 82, 83, 84, 91, 93, 94 96, 97, 101, 112 to 117 and 119 to 122) and extractive mineral leases (EML 6234, 6236 to 6242, 6278 to 6296, 6299 to 6301) Approximately 11.4 hectares History and stage of property 2009 – Malu open-pit mine commissioned 2012 – Ankata underground mine expansion commissioned 2015 – Malu underground mine expansion commissioned 2017 – Expansion of the underground operation with new northern decline (Liru) 2018 – Malu open-pit mine safely closed after more than 100 Mt of ore was mined over 10 years 2019 – Underground ramp up to 4.0 Mt 2019 – Prominent Hill expansion study commenced 2021 – Wira Shaft Mine expansion investment approved 2022 – Decision to increase the electric hoisting shaft’s capacity from 6 Mtpa to 6.5 Mtpa Mine type & mineralisation style Underground Iron oxide copper gold deposit Power source SA power grid via a high voltage power transmission line operated under a Build Own Operate Maintain agreement Power purchased via retail agreement Processing plants and other available facilities Conventional crushing, semi-autogenous grinding (SAG) and ball mill grinding circuit and flotation processing plant on site Nameplate capacity of 10 Mtpa Key permit conditions MPEPR2022/137 Program for Environment Protection and Rehabilitation for Mineral Lease (ML) 6228 and Associated Extractive Minerals Leases and Miscellaneous Purpose Licences Department for Environment and Water: Water Licences 396811 and 396809 Environment Protection Authority Licence 22764 Environment Protection Authority Licence 51429: Licence to Carry out Mining or Mineral Processing pursuant to Radiation Protection and Control Act 2021

212 BHP Annual Report 2023 2 Information on mining operations continued Minerals Americas Copper mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location Escondida Atacama Desert 170 km southeast of Antofagasta, Chile Means of access Private road available for public use Copper cathode transported by rail to ports at Antofagasta and Mejillones Copper concentrate transported by Escondida-owned pipelines to its Coloso port facilities Type and amount of ownership BHP 57.5% Rio Tinto 30% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals 10% JECO 2 Ltd 2.5% Operator BHP Title, leases or options and acreage involved Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation) approximately 380,000 hectares History and stage of property Production stage Original construction completed and production commenced in 1990 Start of operations of the third concentrator plant in 2015 Inauguration of Escondida Water Supply desalination plant (CY2018) and its extension (CY2019) Key permit conditions Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) Mining companies must also pay a yearly fee for mining concession Mine type & mineralisation style 2 open-cut pits: Escondida and Escondida Norte Escondida and Escondida Norte mineral deposits are adjacent but distinct supergene enriched porphyry copper deposits Power source Electricity sourced from 100% renewable sources Renewable power purchase agreements (PPAs) signed in FY2020 commenced in FY2022 supplying 100% of Escondida electricity needs Tamakaya SpA (100% owned by BHP), which generates power from the Kelar gas-fired power plant, provides energy and operational services to the market Escondida-owned transmission lines connect to Chile’s northern power grid Processing plants and other available facilities Crushing facilities feed concentrator and leaching processes 3 concentrator plants produce copper concentrate from sulphide ore by flotation extraction process (by-products: gold and silver) 2 solvent extraction and electrowinning plants produce copper cathode Nominal capacity: 422 ktpd (nominal milling capacity) and 350 ktpa copper cathode (nominal capacity of tank house) 2 x 168 km concentrate pipelines, 167 km water pipeline Port facilities at Coloso, Antofagasta Desalinated water plant (total water capacity of 3,800 litres per second)

Governance Financial Statements BHP Annual Report 2023 213 Operating and Financial Review Additional Information Mine & location Pampa Norte Spence Atacama Desert 162 km northeast of Antofagasta, Chile Means of access Public road Copper cathode transported by rail to ports at Mejillones and Antofagasta Copper concentrate transported by rail or trucks to port in Mejillones Molybdenum concentrate is transported by trucks Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Mining concessions (exploitation): approximately 44,000 hectares History and stage of property Production stage First copper produced in 2006 Spence Growth Option (i.e. new 95 ktpd copper concentrator and molybdenum plants) produced first copper in December 2020 and first molybdenum in April 2022 Key permit conditions Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA), in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA) or after a less complex Environmental Impact Declaration (DIA) Mining companies must also pay a yearly fee for mining concession Mine type & mineralisation style Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation Power source Spence-owned transmission lines connect to Chile’s northern power grid Electricity purchased from external vendors Renewable power agreements signed in FY2020 commenced in FY2022 Processing plants and other available facilities Crushing facilities feed concentrator and leaching processes 1 copper concentrator plant with 95 ktpd capacity (by-products: gold and silver), molybdenum plant and a 1,000 litres per second desalinated water plant under a Build, Own, Operate, Transfer (BOOT) agreement Dynamic leach pads, solvent extraction and electrowinning plant Nominal capacity of tank house: 200 ktpa copper cathode Mine & location Pampa Norte Cerro Colorado Atacama Desert 120 km east of Iquique, Chile Means of access Public road Copper cathode trucked to port at Iquique Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved Mining concession from Chilean Government valid indefinitely (subject to payment of annual fees) Current environmental licence expires at the end of CY2023 Mining concessions (exploitation): approximately 34,000 hectares History and stage of property Production stage Commercial production commenced in 1994 Expansions in 1996 and 1998 Key permit conditions Mining companies in Chile must obtain environmental approvals for their projects, issued by the Environmental Assessment Service (SEA) in order to operate Depending on the particular characteristics and/or extension of the relevant project to be assessed, approvals can be obtained following a full Environmental Impact Study (EIA), or after a less complex Environmental Impact Declaration (DIA) Mining companies must also pay a yearly fee for mining concession Mine type & mineralisation style Open-cut Enriched and oxidised porphyry copper deposit containing in situ copper oxide mineralisation that overlies a near-horizontal sequence of supergene sulphides, transitional sulphides and finally primary (hypogene) sulphide mineralisation Power source Electricity purchased from external vendors Processing plants and other available facilities Crushing facilities, dynamic leach pads, solvent extraction plant, electrowinning plant Nominal capacity of tank house: 130 ktpa copper cathode

214 BHP Annual Report 2023 2 Information on mining operations continued Mine & location Antamina Andes mountain range Mine: San Marcos – Ancash, 270 km northeast of Lima Port: Huarmey – Ancash, 300 km north of Lima, Peru Means of access Public road Copper and zinc concentrates transported by Antamina-owned pipeline to its Punta Lobitos port Molybdenum and lead/bismuth concentrates transported by truck Type and amount of ownership BHP 33.75% Glencore 33.75% Teck 22.5% Mitsubishi 10% Operator Compañía Minera Antamina S.A. Title, leases or options and acreage involved Mining rights from Peruvian Government held indefinitely, subject to payment of annual fees and supply of information on investment and production Total acreage: approximately 6,600 hectares History and stage of property Production stage Commercial production commenced in 2001 Key permit conditions In April 2022, Antamina submitted to Peruvian authorities an Environmental Impact Study Modification (MEIA), which would enable Antamina to extend its life from 2028 to 2036, maintaining annual production volumes within its current operational footprint Mine type & mineralisation style Open-cut Zoned porphyry and skarn deposit with central copper dominated ores and an outer band of copper-zinc dominated ores Power source Contracts with individual power producers Processing plants and other available facilities Primary crusher, concentrator, copper and zinc flotation circuits, bismuth/moly cleaning circuit Nominal milling capacity 145 ktpd 304 km concentrate pipeline Port facilities at Huarmey Mine & location Resolution Superior/Project: Pinal – Arizona, 100 km east of Phoenix, United States Means of access Public road Type and amount of ownership BHP 45% Rio Tinto 55% (operator) Operator Resolution Copper Mining LLC Title, leases or options and acreage involved Private land, patented and unpatented mining claims Total acreage: approximately 46,000 acres History and stage of property Exploration stage The Resolution deposit is within the footprint of and adjacent to the historical Magma Copper Mine The Resolution Non-Operated Joint Venture (NOJV) was formed in 2004 with Rio Tinto as operator Key permit conditions The Resolution Copper Project is subject to a federal permitting process pursuant to the National Environmental Policy Act (NEPA) and other US legislation, including requirements for consultation, coordination and collaboration with Native American Tribes The NEPA process is led by the US Forest Service The Resolution Copper Project is also required to obtain several state and local permits, including air quality and groundwater protection permits Mine type & mineralisation style Underground Porphyry copper and molybdenum deposit Power source 115 kV power lines to East and West Plant sites with supply contract with Salt River Project Processing plants and other available facilities Water treatment and reverse osmosis plant, two active underground shafts with associated support infrastructure, including hoisting, ventilation and cooling, and a rail corridor connecting the site to the national rail network

Governance Financial Statements BHP Annual Report 2023 215 Operating and Financial Review Additional Information Iron ore mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.3 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location Samarco Southeast Brazil Samarco Mine: Mariana – Minas Gerais, 130 km southeast of Belo Horizonte Port: Anchieta – Espírito Santo, 520 km east of Belo Horizonte Means of access Public road Iron ore pellets exported via Samarco port facilities – Ubu Port Type and amount of ownership BHP Brasil 50% Vale S.A. 50% Operator Samarco Mineração S.A. Title, leases or options and acreage involved Mining concessions granted by Brazilian Government subject to compliance with the mine plan Samarco recommenced iron ore pellet production in December 2020, having met licensing requirements to restart operations at its Germano complex in Minas Gerais and its Ubu complex in Espírito Santo Mining rights for approximately 1,605 hectares History and stage of property Production stage Production began at Germano mine in 1977 and at Alegria complex in 1992 Second pellet plant built in 1997 Third pellet plant, second concentrator and second pipeline built in 2008 Fourth pellet plant, third concentrator and third pipeline built in 2014 Key permit conditions Samarco has an operating licence (LOC – Corrective Operating License) obtained for the return of operations For the continuity of operations, it has a long-term licensing plan that includes expansion of the mining area and new structures for the disposal of waste and tailings Mine type & mineralisation style Open-cut Itabirites (metamorphic quartz-hematite rock) and friable hematite ores Power source Samarco holds interests in 2 hydroelectric power plants, which supply part of its electricity Processing plants and other available facilities Samarco’s gradual restart of operations includes 1 concentrator and a new system of tailings disposal combining a confined pit and filtration plant for dry stacking of sandy tailings Beneficiation plants, pipelines, pellet plants and port facilities Other mining operations The following table contains additional details of our mining operations. This table should be read in conjunction with OFR 5.2 and the production table and reserves and resources tables in Additional information 4 and 5. Mine & location Jansen Stage 1 (under construction) Province of Saskatchewan, approximately 150 km east of Saskatoon, Canada Means of access Public road Muriate of Potash (MOP) to be transported by rail to the port at Westshore Terminal in Delta, British Columbia, Canada Type and amount of ownership BHP 100% Operator BHP Title, leases or options and acreage involved The total area of the Jansen lease is approximately 1,156 square km All surface lands have been acquired History and stage of property Development stage Stage 1 is currently under construction Key permit conditions The Jansen Project received Ministerial approval under the Saskatchewan Environmental Assessment Act Following approval, various federal, provincial and municipal permits have been or will be obtained for construction and operation of facilities Mine type & mineralisation style Underground The Lower Patience Lake (LPL) sub-member is the potash horizon targeted for Jansen. The LPL sub-member is composed of sylvite (KCl), halite (NaCl) with variable amounts of disseminated insoluble and clay seams Power source Permanent power supply to be constructed Processing plants and other available facilities Mill, buildings and other facilities and infrastructure are planned to be constructed All piling activities for the mill and storage facilities were completed during FY2023

216 BHP Annual Report 2023 2 Information on mining operations continued Mine & location Pedra Branca Água Azul do Norte, Pará Approximately 160 km from Marabá and 900 km from Belém in the state of Pará, Brazil Means of access Public road From Água Azul to Parauapebas from highway (PA 150) to be transported by train to the port of Itaqui in São Luiz, state of Maranhão, Brazil Type and amount of ownership BHP 100% Operator OZ Minerals Brasil Title, leases or options and acreage involved The property belongs to OZ Minerals Brasil History and stage of property 2018 – OZ Minerals acquired mine operator Avanco Resources – including projects in the Carajás Copper Region and the Gurupi Greenstone Belt 2019 – Construction commenced 2020 – First developmental ore sent to Antas for processing 2021 – Commencement of underground mining 2022 – Ramped up to full production Key permit conditions The closure plan to be updated in accordance with requirement from ANM (n° 68/2021) when the life of mine changes Annual environmental report (RIAA) required to be submitted in accordance with the activities developed for the mine production Mine type & mineralisation style Underground Pedra Branca iron oxide copper gold deposit is hosted within the Carajás Mineral Province, which is located in the southern part of the Amazon Craton. Locally the craton is overlain by metavolcanic-sedimentary units of the Rio Novo Group and the 2.76 Ga Itacaiúnas Supergroup. The Itacaiúnas Supergroup hosts all the known Carajás iron oxide copper gold deposits and is thought to have been deposited in a marine rift environment Power source 2.4 MW required to operate mine coming from power lines from north of state (Tucurui hydroelectric plant). The expansion required is in progress with new lines to achieve 7 MW Processing plants and other available facilities Plant capacity is 1 Mtpa and the tailings are deposited in the exhausted mine Mill, buildings and other facilities and infrastructure are in the Curionopolis district

Operating and Financial Review | Governance | Financial Statements | Additional Information

3 Financial information by commodity

Management believes the following financial information presented by commodity provides a meaningful indication of the underlying financial performance of the assets, including equity accounted investments, of each reportable segment. Information relating to assets that are accounted for as equity accounted investments is shown to reflect BHP's share, unless otherwise noted, to provide insight into the drivers of these assets.

For the purposes of this financial information, segments are reported on a statutory basis in accordance with IFRS 8/AASB 8 'Operating Segments'. The tables for each commodity include an 'adjustment for equity accounted investments' to reconcile the equity accounted results to the statutory segment results.

For a reconciliation of non-IFRS financial information to respective IFRS measures and an explanation as to the use of Underlying EBITDA in assessing our performance refer to OFR 10.

For the definition and method of calculation of non-IFRS financial information refer to OFR 10.1.

For more information as to the statutory determination of our reportable segments refer to Financial Statements note 1 'Segment reporting'.

Year ended 30 June 2023 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper								
Escondida	8,847	4,934	4,070		12,207	1,351		
Pampa Norte[5]	2,491	754	244		4,487	647		
Antamina[6]	1,468	998	824		1,430	374		
Copper South Australia[7]	2,806	703	251		15,782	641		
Other[8]	20	(209)	(228)		636	59		
Total Copper from Group production	15,632	7,180	5,161	471	34,542	3,072		
Third-party products	1,863	18	18	–	–	–		
Total Copper	17,495	7,198	5,179	471	34,542	3,072	151	148
Adjustment for equity accounted investments[6]	(1,468)	(545)	(369)	–	–	(374)	(6)	(3)
Total Copper statutory result	16,027	6,653	4,810	471	34,542	2,698	145	145
Iron Ore								
Western Australia Iron Ore	24,678	16,660	14,663		20,438	1,956		
Samarco[9]	–	–	–		(3,695)	–		
Other	113	33	9		(100)	10		
Total Iron Ore from Group production	24,791	16,693	14,672	(295)	16,643	1,966		
Third-party products	21	(1)	(1)	–	–	–		
Total Iron Ore	24,812	16,692	14,671	(295)	16,643	1,966	96	52
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	24,812	16,692	14,671	(295)	16,643	1,966	96	52
Coal								
BHP Mitsubishi Alliance	7,652	3,197	2,572		7,545	488		
New South Wales Energy Coal[9]	3,455	1,953	1,868		(243)	156		
Other	–	(39)	(57)		(36)	13		
Total Coal from Group production	11,107	5,111	4,383	–	7,266	657		
Third-party products	–	–	–	–	–	–		
Total Coal	11,107	5,111	4,383	–	7,266	657	13	6
Adjustment for equity accounted investments[9]	(149)	(113)	(88)	–	–	–	–	–
Total Coal statutory result	10,958	4,998	4,295	–	7,266	657	13	6
Group and unallocated items								
Potash	–	(205)	(207)		4,469	647	1	1
Nickel West	2,009	164	57		1,189	637	52	48
Other[10]	11	(346)	(806)		(229)	128	43	42
Total Group and unallocated items	2,020	(387)	(956)	(64)	5,429	1,412	96	91
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	53,817	27,956	22,820	112	63,880	6,733	350	294

BHP | Annual Report 2023 | 217

3 Financial information by commodity continued

Year ended 30 June 2022 US$M	Revenue[2]	Underlying EBITDA[3]	Underlying EBIT[3]	Exceptional items[4]	Net operating assets[3]	Capital expenditure	Exploration gross	Exploration to profit
Copper								
Escondida	9,500	6,198	5,291		11,703	860		
Pampa Norte[5]	2,670	1,363	470		4,543	673		
Antamina[6]	1,777	1,289	1,143		1,306	323		
Copper South Australia[7]	1,776	409	(12)		9,877	966		
Other[6]	–	(157)	(173)		(9)	29		
Total Copper from Group production	15,723	9,102	6,719	(81)	27,420	2,851		
Third-party products	2,903	36	36	–	–	–		
Total Copper	18,626	9,138	6,755	(81)	27,420	2,851	96	92
Adjustment for equity accounted investments[6]	(1,777)	(573)	(425)	–	–	(323)	(11)	(7)
Total Copper statutory result	16,849	8,565	6,330	(81)	27,420	2,528	85	85
Iron Ore								
Western Australia Iron Ore	30,632	21,788	19,669		20,376	1,847		
Samarco[8]	–	–	–		(3,433)	–		
Other	116	(81)	(198)		(120)	1		
Total Iron Ore from Group production	30,748	21,707	19,471	(648)	16,823	1,848		
Third-party products	19	–	–	–	–	–		
Total Iron Ore	30,767	21,707	19,471	(648)	16,823	1,848	95	54
Adjustment for equity accounted investments	–	–	–	–	–	–	–	–
Total Iron Ore statutory result	30,767	21,707	19,471	(648)	16,823	1,848	95	54
Coal								
BHP Mitsubishi Alliance	10,254	6,335	5,708		7,802	491		
New South Wales Energy Coal[9]	3,122	1,868	1,777		(121)	73		
Other[11]	2,260	1,363	1,283		(31)	57		
Total Coal from Group production	15,636	9,566	8,768	849	7,650	621		
Third-party products	–	–	–	–	–	–		
Total Coal	15,636	9,566	8,768	849	7,650	621	17	6
Adjustment for equity accounted investments[9]	(87)	(62)	(35)	–	–	–	–	–
Total Coal statutory result	15,549	9,504	8,733	849	7,650	621	17	6
Group and unallocated items								
Potash	–	(147)	(149)		3,570	376	–	–
Nickel West	1,926	420	327		721	362	42	37
Other[10]	7	585	(276)		(1,746)	120	17	17
Total Group and unallocated items	1,933	858	(98)	(450)	2,545	858	59	54
Inter-segment adjustment	–	–	–	–	–	–	–	–
Total Group	65,098	40,634	34,436	(330)	54,438	5,855	256	199

1 Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$5,024 million (FY2022: US$6,528 million) and net finance costs of US$1,531 million (FY2022: US$969 million).

2 Total revenue from thermal coal sales, including BMA and NSWEC, was US$3,528 million (FY2022: US$3,559 million).

3 For more information on the reconciliation of non-IFRS financial information to our statutory measures, reasons for usefulness and calculation methodology, refer to OFR 10.

4 Excludes exceptional items relating to Net finance costs US$452 million and Income tax expense US$266 million (FY2022: Net finance costs US$290 million and Income tax expense US$454 million).

5 Includes Spence and Cerro Colorado.

6 Antamina, SolGold and Resolution (the latter two included in Other) are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group's share. Group and Copper level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the Copper segment, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$545 million (FY2022: US$573 million) related to equity accounted investments.

7 Includes Olympic Dam as well as Prominent Hill and Carrapateena which were acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd. Results of assets acquired as part of the acquisition of OZ Minerals Ltd are for the period from the date of acquisition.

8 Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda's share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

9 Includes Newcastle Coal Infrastructure Group (NCIG) which is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Group's share. Total Coal statutory result excludes contribution related to NCIG until future profits exceed accumulated losses.

10 Other includes functions, other unallocated operations including legacy assets, West Musgrave (acquired on 2 May 2023 as part of the acquisition of OZ Minerals Ltd) and consolidation adjustments. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments. Results of assets acquired as part of the acquisition of OZ Minerals Ltd are for the period from the date of acquisition.

11 The divestment of BHP's 80 per cent interest in BMC was completed on 3 May 2022. The Group's share of BMC revenue, Underlying EBITDA, D&A, Underlying EBIT and Capital expenditure has been presented within 'Other'.

218 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

4 Production

The table below details our mineral and derivative product production for all operations for the three years ended 30 June 2023, 2022 and 2021. Unless otherwise stated, the production numbers represent our share of production and include BHP's share of production from which profit is derived from our equity accounted investments. Production information for equity accounted investments is included to provide insight into the operational performance of these entities. For information on minerals pricing during the past three years refer to OFR 9.

		BHP share of production[1]		
		Year ended 30 June		
	BHP interest %	2023	2022	2021
Copper[2]				
Payable metal in concentrate (kt)				
Escondida, Chile[3]	57.5	**832.7**	802.6	871.7
Pampa Norte, Chile[4]	100	**125.3**	111.2	27.4
Copper South Australia, Australia[5]	100	**19.9**		
Antamina, Peru[6]	33.75	**138.4**	149.9	144.0
Carajas, Brazil[7]	100	**1.6**		
Total		**1,117.9**	1,063.7	1,043.1
Cathode (kt)				
Escondida, Chile[3]	57.5	**222.6**	201.4	196.5
Pampa Norte, Chile[4]	100	**163.5**	170.0	190.8
Copper South Australia, Australia[5]	100	**212.5**	138.4	205.3
Total		**598.6**	509.8	592.6
Total copper (kt)		**1,716.5**	1,573.5	1,635.7
Lead				
Payable metal in concentrate (t)				
Antamina, Peru[6]	33.75	**657**	1,118	2,532
Total		**657**	1,118	2,532
Zinc				
Payable metal in concentrate (t)				
Antamina, Peru[6]	33.75	**125,048**	123,200	145,089
Total		**125,048**	123,200	145,089
Gold				
Payable metal in concentrate (troy oz)				
Escondida, Chile[3]	57.5	**189,095**	166,972	166,968
Pampa Norte, Chile[4]	100	**26,811**	28,870	4,728
Copper South Australia, Australia[5]	100	**32,736**		
Carajas, Brazil[7]	100	**1,153**		
Total		**249,795**	195,842	171,696
Refined gold (troy oz)				
Copper South Australia, Australia[5]	100	**186,029**	119,517	145,998
Total		**186,029**	119,517	145,998
Total gold (troy oz)		**435,824**	315,359	317,694
Silver				
Payable metal in concentrate (troy koz)				
Escondida, Chile[3]	57.5	**5,074**	5,334	5,759
Pampa Norte, Chile[4]	100	**1,318**	1,011	214
Copper South Australia, Australia[5]	100	**201**		
Antamina, Peru[6]	33.75	**3,885**	5,078	5,965
Total		**10,478**	11,423	11,938
Refined silver (troy koz)				
Copper South Australia, Australia[5]	100	**1,089**	743	810
Total		**1,089**	743	810
Total silver (troy koz)		**11,567**	12,166	12,748
Uranium				
Payable metal in concentrate (t)				
Copper South Australia, Australia[5]	100	**3,406**	2,375	3,267
Total		**3,406**	2,375	3,267
Molybdenum				
Payable metal in concentrate (t)				
Pampa Norte, Chile[4]	100	**990**	71	–
Antamina, Peru[6]	33.75	**1,172**	798	863
Total		**2,162**	869	863

BHP | Annual Report 2023 | 219

4 Production continued

	BHP interest %	BHP Group share of production[1] Year ended 30 June 2023	2022	2021
Iron ore				
Production (kt)[8]				
Newman, Australia	85	**56,945**	57,041	63,221
Area C Joint Venture, Australia	85	**107,375**	94,431	52,386
Yandi Joint Venture, Australia	85	**21,410**	38,922	68,596
Jimblebar, Australia[9]	85	**66,801**	58,782	67,393
Total Western Australia Iron Ore		**252,531**	249,176	251,596
Samarco, Brazil[6]	50	**4,512**	4,071	1,938
Total iron ore		**257,043**	253,247	253,534
Metallurgical coal				
Production (kt)[10]				
Blackwater, Australia	50	**5,055**	5,834	6,224
Goonyella Riverside, Australia	50	**8,310**	8,360	9,448
Peak Downs, Australia	50	**5,480**	4,944	5,892
Saraji, Australia	50	**4,596**	4,614	4,489
Daunia, Australia	50	**1,989**	1,491	1,928
Caval Ridge, Australia	50	**3,590**	3,899	3,903
Total BHP Mitsubishi Alliance (BMA)		**29,020**	29,142	31,884
South Walker Creek, Australia[11]	80	**–**	4,941	4,887
Poitrel, Australia[11]	80	**–**	2,981	3,854
Total BHP Mitsui Coal[11]		**–**	7,922	8,741
Total metallurgical coal		**29,020**	37,064	40,625
Energy coal				
Production (kt)				
New South Wales Energy Coal, Australia	100	**14,172**	13,701	14,326
Cerrejón, Colombia[6]	33.3	**–**	4,236	4,964
Total energy coal		**14,172**	17,937	19,290
Nickel				
Saleable production (kt)				
Nickel West, Australia[12]	100	**80.0**	76.8	89.0
Total		**80.0**	76.8	89.0
Cobalt				
Saleable production (t)				
Nickel West, Australia	100	**752**	632	988
Total		**752**	632	988

1 BHP share of production includes the Group's share of production for which profit is derived from our equity accounted investments, unless otherwise stated.
2 Metal production is reported on the basis of payable metal.
3 Shown on 100 per cent basis. BHP interest in saleable production is 57.5 per cent.
4 Includes Spence and Cerro Colorado.
5 Includes Olympic Dam and two months of production from Prominent Hill and Carrapateena from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.
6 For statutory financial reporting purposes, this is an equity accounted investment. We have included production numbers from our equity accounted investments as the level of production and operating performance from these operations impacts Underlying EBITDA of the Group. Our use of Underlying EBITDA is explained in OFR 4.3. BHP completed the sale of its 33.3 per cent interest in Cerrejón on 11 January 2022. Production for Cerrejón reported until 31 December 2021.
7 Includes two months of production from 1 May 2023, following the acquisition of OZ Minerals on 2 May 2023.
8 Iron ore production is reported on a wet tonnes basis.
9 Shown on 100 per cent basis. BHP interest in saleable production is 85 per cent.
10 Metallurgical coal production is reported on the basis of saleable product. Production figures may include some thermal coal.
11 Shown on 100 per cent basis. BHP completed the sale of its 80 per cent interest in BHP Mitsui Coal (BMC) on 3 May 2022. Production reported until 30 April 2022.
12 Nickel contained in matte and refined nickel metal, including briquette, powder, nickel sulphate and by-product streams.

220 | BHP | Annual Report 2023

Governance Financial Statements BHP Annual Report 2023 221 Operating and Financial Review Additional Information 5 Mineral Resources and Ore Reserves Resources are the estimated quantities of material that can potentially be commercially recovered from BHP’s properties. Reserves are a subset of resources that can be demonstrated to be able to be economically and legally extracted. In order to estimate reserves, assumptions are required about a range of technical and economic factors, including quantities, qualities, production techniques, recovery efficiency, production and transport costs, commodity supply and demand, commodity prices and exchange rates. The statement of Mineral Resources and Ore Reserves presented in this Annual Report has been produced in accordance with the Australian Securities Exchange (ASX) Listing Rules Chapter 5 and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code). Predicted sales prices, based on supply and demand forecast and current and long-term historical average price trends, have been used. The Ore Reserves tabulated are held within existing, permitted mining tenements. Mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules. Ore Reserves may include areas where some additional approvals remain outstanding, however it is anticipated such approvals will be obtained within the timeframe required by the current life-of-mine schedule. Declaration tables – All Mineral Resources and Ore Reserves presented are reported in 100 per cent terms (unless otherwise stated) and represent estimates as at 30 June 2023. – Tonnes are reported as dry metric tonnes (unless otherwise stated). All tonnes and grade/quality information have been rounded, so small differences may be present in the totals. – The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves. Other reporting jurisdictions The information contained in this document is expected to differ from that reported to the United States Securities and Exchange Commission (SEC) in our Annual Report on Form 20-F for the year ended 30 June 2023. Mineral resources and mineral reserves reporting requirements for SEC filings in the United States are set forth in S-K 1300. S-K 1300 requires resources estimates to be reported exclusive of reserves estimates and both reported only for the portion attributable to our interest in such resources or reserves. In addition, specific disclosure requirements pertaining to economic assumptions and interpretation of reasonable prospects of economic extraction are expected to result in further differences between the resources and reserves estimates presented in this document and those to be reported in our Annual Report on Form 20-F. Key differences in the estimation of our resources and reserves pursuant to the ASX Listing Rules and S-K 1300 are the economic inputs, commodity prices and cost assumptions. Estimates we report in accordance with the ASX Listing Rules and JORC Code (2012) are based on cost forecasts and internally-generated projected long-term commodity prices, with the exception being recently acquired deposits from OZ Minerals Ltd this year, where estimates are based on their internally-generated prices and costs. S-K 1300 requires mineral resources and mineral reserves estimates to be based on a reasonable and justifiable commodity price selected by a qualified person. Since S-K 1300 requires the disclosure of the prices used in the estimation of mineral resources and mineral reserves, due to commercial sensitivity regarding the disclosure of BHP’s internally generated projected long-term commodity prices used in the estimation of our Mineral Resources and Ore Reserves reported in accordance with the ASX Listing Rules and JORC Code (2012), the estimates reported in accordance with S-K 1300 are expected to be based on the historical commodity prices over a timeframe relevant for the commodity (generally three years). In addition, the estimates reported in accordance with S-K 1300 are expected to be based on the historical average costs over a timeframe of three years for production stage properties or, for development stage properties, costs determined from first principles. Our resources and reserves estimates to be reported in our Annual Report on Form 20-F are therefore not directly comparable to those presented in this document and should be considered in relation to the differing reporting and disclosure requirements of the jurisdiction under which they are presented. Assurance and verification BHP has internal controls over our Mineral Resources and Ore Reserves estimation efforts that are designed to produce reasonable and reliable estimates aligned with industry practice and our regulatory reporting requirements. The governance for our estimation efforts is located at both the asset and the BHP Group level within our Resource Centre of Excellence, an internal assurance team independent of our Competent Persons and BHP employees who are responsible for the estimations. The assets provide firstline assurance on estimates through peer review and validation processes. The Resource Centre of Excellence is responsible for assurance over the processes implemented by the assets as they relate to Mineral Resources and Ore Reserves estimations and the compiling of the estimates to be reported in accordance with the ASX Listing Rules and JORC Code (2012). Our internal controls utilise management systems, including, but not limited to, formal quality assurance and quality control processes, standardised procedures, workflow processes, data security covering record keeping, chain of custody and data storage, supervision and management approval, reconciliations, internal and external reviews and audits. Our internal requirements and standards provide the basis for the governance over the estimation and reporting of Mineral Resources and Ore Reserves and provide technical guidance to all reporting assets. These internal requirements and standards are periodically reviewed and updated for alignment with industry practice and reporting regulations. Our internal controls for exploration data, as they relate to Mineral Resources and Ore Reserves estimations, are managed by our operating assets with assurance provided by the Resource Centre of Excellence. These include procedures and standards defining minimum requirements of critical aspects to support exploration and resource development programs, spatial quality control checks on measurement points (e.g. collar, down-hole survey), quality control checks on samples, including laboratory data quality checks, geological database audits and back-up routines and technical peer review across the data gathering, integration and estimation processes. Our internal controls for Mineral Resources and Ore Reserves estimations include, but are not limited to: – source data review from database extracts, using exploratory data statistical analysis prior to use in the estimation of Mineral Resources. Identification of data to exclude outliers and visual checks against estimation domains – peer reviews of the estimation inputs based on statistical studies and estimation parameters as applied in industry standard estimation software – visual and statistical validation of the estimates against source data and where available reconciliation to previous models, operational models and production data – peer review of the classification applied, considering quantitative measures and qualitative considerations – peer review of assumptions applied that convert resources to reserves – independent audits or reviews for new or materially changed Mineral Resources and Ore Reserves

222 BHP Annual Report 2023 5 Mineral Resources and Ore Reserves continued Operating assets manage internal risk registers relating to uncertainties in the Mineral Resources and Ore Reserves estimates to direct future work programs or estimation updates. These may include but are not limited to: – areas of uncertainty in the estimates impacting local interpretations – bulk density assumptions, based on sample testwork or operational results – metallurgical recovery assumptions, based on testwork or plant performance – changes in commodity prices, costs and exchange rate assumptions – geotechnical and hydrogeological considerations impacting on underground or open-cut mining assumptions – ore loss and dilution, mining selectivity and production rate assumptions – cut-off value changes to meet product specifications – changes in environmental, permitting and social licence to operate assumptions Further to assurance activities by the assets specifically relating to the estimation of resources and reserves, the Resource Centre of Excellence with subject matter experts has developed standards and guidelines across BHP for reviewing and documenting the information supporting our Mineral Resources and Ore Reserves estimates, describing the methods used and verifying the reliability of such estimates. These activities are supported by the following controls: – The reporting of Mineral Resources and Ore Reserves estimates are required to follow BHP’s standard procedures for public reporting in accordance with current regulatory requirements. – Annual risk reviews are conducted with Competent Persons and BHP employees on all Mineral Resources and Ore Reserves to be reported, including a year-on-year change impact assessment, reconciliation performance metrics for the operating mines and a control assessment for the estimation inputs. The information and supporting documentation are prepared by the Competent Persons relating to the estimates and evaluated for compliance with BHP’s internal controls. Based on these reviews, recommendations of endorsement are provided to our senior management for the use and reporting of the Mineral Resources and Ore Reserves. – Periodic internal technical ‘deep dive’ assessments of Mineral Resources and Ore Reserves are conducted on a frequency that is informed by asset materiality and outcomes of the annual risk reviews. – Management and closure reviews of actions assigned to Competent Persons and BHP employees resulting from the annual risk reviews and technical ‘deep dive’ assessments are conducted. – Assurance is undertaken over the reporting documentation provided by Competent Persons for public release and management and verification of inputs into the BHP Resources and Reserves reporting database. The BHP assets acquired through the acquisition of OZ Minerals Ltd did not participate in the Resource Centre of Excellence annual risk reviews. These assets have been part of assurance processes similar to those of the Resource Centre of Excellence and have undergone independent reviews within the last two years with no material issues identified. The Resource Centre of Excellence also provides an annual update on assurance activities and changes relating to our resources and reserves estimation efforts to the Risk and Audit Committee (RAC) in connection with the RAC’s responsibility over the effectiveness of systems of internal control and risk management of BHP. Inherent risks in the estimation of Mineral Resources and Ore Reserves Estimated annual cash flows from our future operations, estimated production schedules, estimated capital expenditure and operating costs, estimated site closure costs, estimated royalty and tax costs, valuation assumptions and interpretations of geological data obtained from drill holes and other exploration techniques may not necessarily be indicative of future results. The assumptions and interpretations used to estimate our Mineral Resources and Ore Reserves may change from period to period, and because additional geological data generated during the course of our operations may not be consistent with the data on which we based our Mineral Resources and Ore Reserves, such estimates may change from period to period or may need to be revised. No assurance can be given that our Mineral Resources and Ore Reserves presented in this Annual Report will be recovered at the grade, quality or quantities presented or at all. There are numerous uncertainties inherent in the estimation of Mineral Resources and Ore Reserves. Areas of uncertainty that may materially impact our Mineral Resources and Ore Reserves estimates may include, but are not limited to: (i) changes to long-term commodity prices, external market factors, foreign exchange rates and other economic assumptions; (ii) changes in geological interpretations of mineral deposits and geological modelling, including estimation input parameters and techniques; (iii) changes to metallurgical or process recovery assumptions which adversely affect the volume, grade or qualities of our commodities produced (for example, processing that results in higher deleterious elements that result in penalties) or other changes to mining method assumptions; (iv) changes to input assumptions used to derive the potentially mineable shapes applicable to the assumed underground or open-pit mining methods used to constrain the estimates; (v) changes to life of mine or production rate assumptions; (vi) changes to dilution and mining recovery assumptions; (vii) changes to cut-off grades applied to the estimates; (viii) changes to geotechnical data, structures, rock mass strength, stress regime, hydrogeological, hydrothermal or geothermal factors; (ix) changes to infrastructure supporting the operations of or access to the applicable mine site; (x) changes to mineral, surface, water or other natural resources rights; (xi) changes to royalty, taxes, environmental, permitting and social licence assumptions in the jurisdictions where we operate; and (xii) changes in capital or operating costs. Estimates of Mineral Resources are subject to further exploration and evaluation of development and operating costs, grades, recoveries and other material factors, and therefore, are subject to uncertainty. Mineral Resources do not meet the threshold for Ore Reserves modifying factors, such as engineering, legal or economic feasibility, that would allow for the conversion to Ore Reserves. Accordingly, no assurance can be given that our Mineral Resources not included in Ore Reserves will become recoverable Proved and Probable Ore Reserves.

Governance Financial Statements BHP Annual Report 2023 223 Operating and Financial Review Additional Information Competent Persons This statement is based on and fairly represents information and supporting documentation compiled by Competent Persons (as defined in the JORC Code). All Competent Persons have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person. Each Competent Person listed is an employee of BHP or a company in which BHP has a controlling interest (unless otherwise stated) and declares they have no issues that could be perceived by investors as a material conflict of interest in preparing the reported information. All Competent Persons are a Member or Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM) or the Australian Institute of Geoscientists (AIG) or a Recognised Professional Organisation. Each Competent Person consents to the inclusion in this Annual Report of the matters based on their information in the form and context in which it appears. Competent Persons Copper Mineral Resources Escondida: R Maureira (MAusIMM) employed by Minera Escondida Limitada Cerro Colorado: H Matias (MAusIMM) Spence: R Ferrer (MAusIMM) Pampa Escondida, Pinta Verde and Chimborazo: E Mulet (MAusIMM) employed by Minera Escondida Limitada Pantera and Pedra Branca: C Lollo (MAusIMM) Succoth: P Ormond (MAusIMM) Carrapateena and Fremantle Doctor: S Light (MAusIMM) Prominent Hill: B Whittaker (MAusIMM) Olympic Dam: D Clarke (MAusIMM) Antamina: L Canchis (FAusIMM) employed by Compañía Minera Antamina S.A. Ore Reserves Escondida: F Barrera (MAusIMM) employed by Minera Escondida Limitada Cerro Colorado, Spence: P Elissetche (MAusIMM) Pedra Branca: J Moura (MAusIMM) Carrapateena: M Fargher (MAusIMM) Prominent Hill: AM Ebbels (FAusIMM) Olympic Dam: F Mello (MAusIMM) Antamina: F Angeles (PEGBC) employed by Minera Antamina S.A. Iron ore Mineral Resources WAIO: C Allison (MAusIMM), E Maidens (MAIG), P Whitehouse (MAusIMM) Samarco: L Bonfioli (MAusIMM) employed by Samarco Mineração S.A. Ore Reserves WAIO: P K Chhajer (MAusIMM), H Mavhondo (MAusIMM), A McLean (MAusIMM), C Burke (MAusIMM), A Balueva (MAusIMM) Coal Coal Resources Goonyella Complex, Togara South: R Saha (MAusIMM) Peak Downs: J L Young (MAusIMM) Caval Ridge: C Williams (MAusIMM) Saraji and Saraji South: S Cutler (MAusIMM) Blackwater: M Passmore (MAusIMM) Daunia: B Wesley (MAusIMM) Mt Arthur Coal: J James (MAusIMM) Coal Reserves Goonyella Complex: V Grajdan (MAusIMM) and C McGahan (MAusIMM) Peak Downs: P Gupta (MAusIMM) Caval Ridge: R Sharma (MAusIMM) Saraji: N Mohtaj (MAusIMM) Saraji South and Daunia: G Bustos (MAusIMM) Blackwater: R Campbell (MAusIMM) Mt Arthur Coal: D Perkins (MAusIMM) Potash Mineral Resources Jansen: B Németh (MAusIMM), O Turkekul (APEGS) Ore Reserves Jansen: J Sondergaard (MAusIMM) Nickel Mineral Resources Leinster: R Finch (MAusIMM), M Hope (MAusIMM), G Merello (MAusIMM) Mt Keith and Yakabindie: R Finch (MAusIMM) Cliffs and Venus: G Merello (MAusIMM) Jericho, Honeymoon Well: R Finch (MAusIMM) and M Hope (MAusIMM) West Jordan: M Hope (MAusIMM) Nebo and Babel: P Ormond (MAusIMM) Ore Reserves Leinster: B Hollins (MAusIMM); and G Williamson (FAusIMM) employed by AMC Consultants Mt Keith and Yakabindie: B Mullen (MAusIMM); and G Williamson (FAusIMM) employed by AMC Consultants Cliffs and Venus: B Hollins (MAusIMM) Nebo and Babel: Y Sitorus (MAusIMM) Annual Report compilation: F Bodycoat (MAusIMM), Resource Centre of Excellence, BHP

5 Mineral Resources and Ore Reserves continued

Copper

Mineral Resources

As at 30 June 2023

Commodity deposit[1]	Ore type	Measured Resources Mt	%Cu	%SCu	ppmMo	g/tAu	Indicated Resources Mt	%Cu	%SCu	ppmMo	g/tAu
Copper operations[2]											
Escondida[3]	Oxide	84	0.57	–	–	–	22	0.58	–	–	–
	Mixed	58	0.47	–	–	–	45	0.47	–	–	–
	Sulphide	5,120	0.59	–	–	–	3,660	0.51	–	–	–
Cerro Colorado	Oxide	68	0.61	0.42	–	–	113	0.62	0.44	–	–
	Supergene Sulphide	48	0.58	0.11	–	–	97	0.58	0.12	–	–
	Transitional Sulphide	72	0.45	–	–	–	104	0.41	–	–	–
	Hypogene Sulphide	–	–	–	–	–	–	–	–	–	–
Spence[4]	Oxide	19	0.61	0.34	–	–	1.6	0.58	0.41	–	–
	Supergene Sulphide	90	0.54	0.11	–	–	29	0.31	0.03	–	–
	Transitional Sulphide	12	0.58	–	90	–	0.4	0.44	–	30	–
	Hypogene Sulphide	748	0.47	–	160	–	716	0.43	–	130	–
Copper projects											
Pampa Escondida[2]	Sulphide	294	0.53	–	–	0.07	1,150	0.55	–	–	0.10
Pinta Verde[2]	Oxide	109	0.60	–	–	–	64	0.53	–	–	–
	Sulphide	–	–	–	–	–	23	0.50	–	–	–
Chimborazo[2]	Sulphide	–	–	–	–	–	137	0.50	–	–	–
Pantera[5]	OC Sulphide	–	–	–	–	–	13	1.28	–	–	0.17
Succoth[5]	OC Sulphide	–	–	–	–	–	61	0.57	–	–	–
Copper gold operations		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg	
Pedra Branca[5]	UG Sulphide	1.5	1.55	0.45	–		8.3	1.68	0.43	–	
Carrapateena[5]	UG Sulphide	130	1.01	0.42	4		470	0.62	0.26	3	
Prominent Hill[5]	UG Sulphide	45	1.17	0.59	3		51	0.86	0.89	2	
	SP Sulphide	0.4	1.16	0.58	3		4.0	0.11	0.58	0.3	
	SP Low-grade	–	–	–	–		2.2	0.16	0.34	0.6	
Copper gold project											
Fremantle Doctor[5]	UG Sulphide	–	–	–	–		–	–	–	–	
Copper uranium gold operation		Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg	Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg
Olympic Dam	OC Sulphide	3,410	0.59	0.19	0.32	1	3,330	0.56	0.19	0.23	1
	UG Sulphide	810	1.55	0.46	0.63	3	720	1.45	0.44	0.52	3
Copper zinc operation		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[6]	Sulphide Cu only	190	0.81	0.14	7	270	392	0.83	0.14	9	260
	Sulphide Cu-Zn	71	0.82	1.66	18	80	207	1.00	1.77	18	80
	UG Sulphide Cu only	–	–	–	–	–	–	–	–	–	–
	UG Sulphide Cu-Zn	–	–	–	–	–	–	–	–	–	–

1 Cut-off criteria:

Deposit	Ore type	Mineral Resources	Ore Reserves
Escondida	Oxide	≥ 0.20%SCu	≥ 0.20% SCu
	Mixed	≥ 0.30%Cu	–
	Sulphide	≥ 0.25%Cu or ≥0.30%Cu depending on processing	≥ 0.30%Cu and greater than variable cut-off (V_COG) of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economical parameters in order to maximise net present value.
	Sulphide Leach	–	≥ 0.25%Cu and lower than V_COG and with >30% of copper carried by more leachable copper minerals. Sulphide Leach ore is processed by dump leaching as an alternative to the concentrator process.
Cerro Colorado	Oxide & Supergene Sulphide	≥ 0.25% Cu	–
	Transitional Sulphide & Hypogene Sulphide	≥ 0.20% Cu	–
Spence	All ore types	≥ 0.20% Cu	≥ 0.20%Cu
Pampa Escondida	Sulphide	≥ 0.30% Cu	–
Pinta Verde	Oxide	≥ 0.20% Cu	–
	Sulphide	≥ 0.30% Cu	–
Chimborazo	Sulphide	≥ 0.30% Cu	–
Pantera	OC Sulphide	≥ 0.25% Cu	–
Succoth	OC Sulphide	Net smelter return (NSR) cut-off of A$19/t which represents the mill-limited break-even cut-off inclusive of processing, ore re-handling and material handling costs per total tonne mined.	–
Pedra Branca	UG Sulphide	Cut-off based on NSR value of US$52/t.	Cut-off based on NSR for two regions of the mine: US$62/t above the upper mining level (925) and US$68/t below the 925 mining level.
Carrapateena	UG Sulphide	Cut-off based on NSR value of A$25/t to generate a continuous shape in which all material has the potential to be mined with block cave mining method.	Cut-off based on NSR value of A$30/t for Block Cave 1 and NSR A$34/t for Block Cave 2. Cut-off in the sub-level cave varies by block between NSR A$65-90/t.
Prominent Hill	UG Sulphide	Cut-off based on NSR value of A$48/t, being life of mine break-even cut-off of A$57/t multiplied by a factor of 0.83. An NSR of A$48/t is equivalent to 0.52%Cu, 0.36g/tAu and 1.7g/tAg.	Cut-off varies with material handling requirements and is between NSR value of A$65-75/t.
	SP Sulphide & SP Low-grade	Cut-off based on NSR value of A$17/t which is inclusive of re-handling and processing costs.	Cut-off based on NSR value of A$17/t which is inclusive of re-handling and processing costs.
Fremantle Doctor	UG Sulphide	Cut-off based on NSR value of A$25/t used to generate a continuous shape in which all material has the potential to be mined with block caving method.	–

224 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Inferred Resources					Total Resources					BHP interest	As at 30 June 2022 Total Resources				
Mt	%Cu	%SCu	ppmMo	g/tAu	Mt	%Cu	%SCu	ppmMo	g/tAu	%	Mt	%Cu	%SCu	ppmMo	g/tAu
5.0	0.65	–	–	–	111	0.58	–	–	–	57.5	126	0.58	–	–	–
22	0.47	–	–	–	125	0.47	–	–	–		140	0.49	–	–	–
9,980	0.53	–	–	–	18,800	0.54	–	–	–		18,900	0.54	–	–	–
5.7	0.58	0.39	–	–	187	0.62	0.43	–	–	100	187	0.62	0.43	–	–
22	0.64	0.13	–	–	167	0.59	0.12	–	–		167	0.59	0.12	–	–
29	0.42	–	–	–	205	0.43	–	–	–		212	0.43	–	–	–
1,700	0.36	–	–	–	1,700	0.36	–	–	–		1,690	0.36	–	–	–
–	–	–	–	–	21	0.61	0.35	–	–	100	20	0.65	0.37	–	–
0.3	0.42	0.09	–	–	119	0.48	0.09	–	–		100	0.55	0.10	–	–
–	–	–	–	–	12	0.58	–	90	–		16	0.59	–	90	–
831	0.39	–	80	–	2,300	0.43	–	120	–		2,340	0.43	–	120	–
5,420	0.44	–	–	0.05	6,860	0.46	–	–	0.06	57.5	6,890	0.46	–	–	0.06
15	0.54	–	–	–	188	0.57	–	–	–	57.5	188	0.57	–	–	–
37	0.45	–	–	–	60	0.47	–	–	–		60	0.47	–	–	–
81	0.60	–	–	–	218	0.53	–	–	–	57.5	220	0.53	–	–	–
7.1	1.09	–	–	0.15	20	1.21	–	–	0.17	100	–	–	–	–	–
57	0.52	–	–	–	120	0.54	–	–	–	100	–	–	–	–	–
Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg			Mt	%Cu	g/tAu	g/tAg	
7.3	1.38	0.36	–		17	1.54	0.41	–		100	–	–	–	–	
300	0.26	0.13	2		900	0.56	0.24	3		100	–	–	–	–	
66	0.85	0.90	2		162	0.94	0.81	3		100	–	–	–	–	
–	–	–	–		4.4	0.19	0.58	0.5			–	–	–	–	
–	–	–	–		2.2	0.16	0.34	0.6			–	–	–	–	
100	0.51	0.33	1		100	0.51	0.33	1		100	–	–	–	–	
Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg	Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg		Mt	%Cu	kg/tU₃O₈	g/tAu	g/tAg
2,900	0.58	0.20	0.22	1	9,640	0.58	0.19	0.26	1	100	9,590	0.57	0.19	0.26	1
210	1.40	0.40	0.61	3	1,740	1.49	0.44	0.58	3		1,730	1.48	0.44	0.58	3
Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo		Mt	%Cu	%Zn	g/tAg	ppmMo
603	0.85	0.14	8	240	1,190	0.84	0.14	8	250	33.75	1,210	0.82	0.14	8	250
224	1.08	1.49	16	80	502	1.01	1.63	17	80		535	0.99	1.65	17	80
251	1.28	0.22	12	180	251	1.28	0.22	12	180		256	1.25	0.22	12	160
166	1.14	1.41	16	60	166	1.14	1.41	16	60		158	1.16	1.41	15	60

Deposit	Ore type	Mineral Resources	Ore Reserves
Olympic Dam	OC Sulphide	Variable between 0.1%Cu and 0.3%Cu	–
	UG Sulphide	Variable between 0.6%Cu and 1.0%Cu	Variable between 1.0%Cu and 1.7%Cu
	Low-grade	–	≥ 0.6% Cu
Antamina	Sulphide Cu only	Net value per concentrator hour (US$/hr) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 9 for averages). Mineralisation at the US$0/hr limit is approximately equivalent to 0.17%Cu, 2.4g/tAg, 130ppmMo with 7,147t/hr mill throughput.	Net value per concentrator hour (US$/hr) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 9 for averages). Mineralisation at the US$6,000/hr limit is approximately equivalent to 0.17%Cu, 3.1g/tAg, 160ppmMo with 7,147t/hr mill throughput.
	Sulphide Cu-Zn	Net value per concentrator hour (US$/hr) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 9 for averages). Mineralisation at the US$0/hr limit is approximately equivalent to 0.05%Cu, 0.76%Zn, 2.1g/tAg with 6,392t/hr mill throughput.	Net value per concentrator hour (US$/hr) incorporating all material revenue and cost factors and includes metallurgical recovery (see footnote 9 for averages). Mineralisation at the US$6,000/hr limit is approximately equivalent to 0.05%Cu, 0.83%Zn, 2.4g/tAg with 6,392t/hr mill throughput.
	UG Sulphide Cu only	NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.84%Cu, 8.8g/tAg and 140ppmMo. Predicted metallurgical recoveries of 93% for Cu, 82% for Ag and 55% for Mo.	–
	UG Sulphide Cu-Zn	NSR value incorporating all material revenue and includes metallurgical recovery. Only sub-level stoping mining method at US$53.8/t break-even cut-off was applied, equivalent to 0.65%Cu, 1.00%Zn and 11.9g/tAg. Predicted metallurgical recoveries of 84% for Cu, 83% for Zn and 84% for Ag.	–

2 %Cu is equivalent to %TCu which has been reported previously for copper operations and projects in Chile (Escondida, Cerro Colorado, Spence, Pampa Escondida, Pinta Verde and Chimborazo).

3 Escondida – The decrease in Oxide and Mixed ore types was mainly due to depletion.

4 Spence – The increase in Oxide ore type was due to changes in economic parameters partially offset by depletion. The increase in Supergene Sulphide ore type was due to the inclusion of economically viable reprocessed material which was previously not included. The decrease in Transitional Sulphide ore type was mainly due to depletion.

5 First-time reporting of Pantera, Succoth, Pedra Branca, Prominent Hill, Carrapateena and Fremantle Doctor deposits after the acquisition of OZ Minerals Ltd on 2 May 2023.

6 Antamina – The decrease in Sulphide Cu only ore type and increase in UG Sulphide Cu-Zn ore type was due to a resource estimate update supported by additional drilling.

BHP | Annual Report 2023 | 225

5 Mineral Resources and Ore Reserves continued

Copper

Ore Reserves

As at 30 June 2023

Commodity deposit[1,7,8,9,10]	Ore type	Proved Reserves					Probable Reserves				
		Mt	%Cu	%SCu	ppmMo		Mt	%Cu	%SCu	ppmMo	
Copper operations[2]											
Escondida[11]	Oxide	119	0.52	–	–		39	0.51	–	–	
	Sulphide	3,140	0.69	–	–		1,640	0.57	–	–	
	Sulphide Leach	1,380	0.41	–	–		270	0.41	–	–	
Cerro Colorado[12]	Oxide	–	–	–	–		–	–	–	–	
	Supergene Sulphide	–	–	–	–		–	–	–	–	
	Transitional Sulphide	–	–	–	–		–	–	–	–	
Spence[13]	Oxide	18	0.63	0.34	–		0.3	0.55	0.38	–	
	Supergene Sulphide	71	0.54	0.10	–		44	0.40	0.07	–	
	Transitional Sulphide	12	0.58	–	90		0.3	0.45	–	40	
	Hypogene Sulphide	704	0.47	–	160		509	0.45	–	110	
Copper gold operations		Mt	%Cu	g/tAu	g/tAg		Mt	%Cu	g/tAu	g/tAg	
Pedra Branca[5]	UG Sulphide	0.6	1.66	0.49	–		2.8	2.06	0.53	–	
Carrapateena[5]	UG Sulphide	–	–	–	–		189	1.04	0.41	4	
Prominent Hill[5]	UG Sulphide	24	1.19	0.56	3		30	0.84	0.71	2	
	SP Sulphide	0.4	1.16	0.58	3		4.0	0.11	0.58	0.3	
	SP Low-grade	–	–	–	–		2.2	0.16	0.34	0.6	
Copper uranium gold operation		Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg	Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg
Olympic Dam	UG Sulphide	298	1.93	0.59	0.74	4	292	1.70	0.56	0.60	4
	Low-grade	–	–	–	–	–	44	0.79	0.27	0.34	2
Copper zinc operation		Mt	%Cu	%Zn	g/tAg	ppmMo	Mt	%Cu	%Zn	g/tAg	ppmMo
Antamina[14]	Sulphide Cu only	102	0.89	0.14	7	350	71	1.00	0.17	9	340
	Sulphide Cu-Zn	33	0.91	1.85	14	90	47	1.03	1.92	16	80

7 Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
Escondida	Oxide: 30m × 30m	Oxide: 45m × 45m
	Sulphide: 50m × 50m	Sulphide: 90m × 90m
	Sulphide Leach: 60m × 60m	Sulphide Leach: 115m × 115m
Spence	Oxide: 50m × 50m	
	Supergene Sulphide, Transitional Sulphide & Hypogene Sulphide: 70m × 70m	100m × 100m for all ore types
Pedra Branca	25m × 50m	50m × 50m
Carrapateena	–	25m to 100m
Prominent Hill	<35m	35m to 75m
Olympic Dam	20m to 35m	35m to 70m
Antamina	25m to 45m	40m to 80m

8 Ore delivered to process plant.

9 Metallurgical recoveries for the operations were:

Deposit	Metallurgical recovery
Escondida	Oxide: 54%
	Sulphide: 85%
	Sulphide Leach: 42%
Spence	Oxide: 80%
	Supergene Sulphide: 81%
Carrapateena	Cu 91%, Au 78%, Ag 71%
Prominent Hill	UG and SP: Cu 86%, Au 83%, Ag 75%
	SP Low-grade: Cu 65%, Au 55%
Olympic Dam	Cu 94%, U3O8 68%, Au 70%, Ag 63%
Antamina	Sulphide Cu only: Cu 93%, Zn 0%, Ag 82%, Mo 55%
	Sulphide Cu-Zn: Cu 84%, Zn 83%, Ag 84%, Mo 0%

10 Metallurgical recoveries based on testwork:

Deposit	Metallurgical recovery
Spence	Transitional Sulphide and Hypogene Sulphide: Cu 87%, Mo variable depending on mineralogy
Pedra Branca	Cu 83-95%, Au 53-72%

11 Escondida – The decrease in Oxide and Sulphide ore types was mainly due to depletion. Oxide and Sulphide Leach ore types contribute 8 years and 29 years respectively to the reported reserve life.

12 Cerro Colorado – Ore Reserves were depleted and the mining permit expires in December 2023.

13 Spence – The increase in Oxide ore type was due to a change in cut-off grade partially offset by depletion. The increase in Supergene ore type was due to changes in model inputs partially offset by depletion The decrease in Transitional Sulphide ore type was mainly due to depletion. The decrease in Hypogene Sulphide ore type was mainly due to changes in modifying factors and depletion.

14 Antamina – The decrease in Ore Reserves and reserve life was mainly due to depletion.

226 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Total Reserves					Reserve life (years)	BHP interest %	As at 30 June 2022 Total Reserves					Reserve life (years)
Mt	%Cu	%SCu	ppmMo				Mt	%Cu	%SCu	ppmMo		
158	0.52	–	–		55	57.5	182	0.56	–	–		57
4,780	0.64	–	–				4,910	0.65	–	–		
1,650	0.41	–	–				1,650	0.42	–	–		
–	–	–	–			100	2.2	0.35	0.25	–		1.5
–	–	–	–				1.0	0.50	0.08	–		
–	–	–	–				6.2	0.50	–	–		
18	0.63	0.34	–		39	100	17	0.67	0.38	–		40
115	0.49	0.09	–				99	0.55	0.10	–		
12	0.58	–	90				16	0.59	–	90		
1,210	0.46	–	140				1,410	0.45	–	150		
Mt	%Cu	g/tAu	g/tAg				Mt	%Cu	g/tAu	g/tAg		
3.4	1.99	0.52	–		4.3	100	–	–	–	–		–
189	1.04	0.41	4		22	100	–	–	–	–		–
54	0.99	0.64	3		10	100	–	–	–	–		–
4.4	0.19	0.58	0.5				–	–	–	–		
2.2	0.16	0.34	0.6				–	–	–	–		
Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg			Mt	%Cu	kg/tU_3O_8	g/tAu	g/tAg	
590	1.82	0.58	0.67	4	58	100	585	1.82	0.56	0.67	5	57
44	0.79	0.27	0.34	2			42	0.81	0.27	0.33	2	
Mt	%Cu	%Zn	g/tAg	ppmMo			Mt	%Cu	%Zn	g/tAg	ppmMo	
173	0.94	0.15	8	350	5	33.75	199	0.95	0.16	8	360	5.9
80	0.98	1.89	15	80			111	0.93	1.97	14	80	

BHP | Annual Report 2023 | 227

5 Mineral Resources and Ore Reserves continued

Iron Ore

Mineral Resources

As at 30 June 2023

Commodity deposit[1,2]	Ore type	Measured Resources						Indicated Resources					
		Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
Iron ore operations													
WAIO[3,4,5]	BKM	2,820	60.6	0.14	4.8	2.6	5.3	5,350	59.7	0.14	5.3	2.6	6.1
	CID	340	55.8	0.05	6.3	2.3	11.0	350	56.2	0.06	6.5	2.3	10.3
	DID	–	–	–	–	–	–	190	61.8	0.06	3.8	3.5	3.5
	MM	1,610	61.5	0.07	3.3	1.8	6.3	1,770	59.7	0.06	4.7	2.2	7.0
	NIM	10	59.0	0.08	10.1	1.2	3.9	120	61.6	0.06	8.0	1.1	1.6
Samarco[6]	ROM	3,070	39.3	0.05				1,720	37.7	0.05			

Ore Reserves

As at 30 June 2023

Commodity deposit	Ore type	Proved Reserves						Probable Reserves					
		Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Mt	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI
Iron ore operation													
WAIO[1,3,4,7,8,9,10,11,12]	BKM	1,410	62.2	0.13	3.5	2.4	4.5	1,040	61.5	0.13	4.1	2.3	5.1
	CID	50	56.6	0.05	5.5	1.8	11.2	10	57.4	0.05	4.8	1.8	10.9
	MM	760	62.3	0.06	2.9	1.6	5.9	1,050	61.3	0.06	3.4	1.8	6.6

1 The Mineral Resources and Ore Reserves qualities listed refer to in situ mass percentage on a dry weight basis. Wet tonnes are reported for WAIO deposits and Samarco, including moisture contents for WAIO: BKM – Brockman 3%, CID – Channel Iron Deposits 8%, DID – Detrital Iron Deposits 4%, MM – Marra Mamba 4%, NIM – Nimingarra 3.5% and Samarco: ROM – 6.5%.

2 A single cut-off grade was applied in WAIO per deposit ranging from 50-58%Fe with an additional threshold of $<6\%Al_20_3$ applied to the DID ore type. For Samarco the cut-off grade was 22%Fe.

3 WAIO – Mineral Resources and Ore Reserves are reported on a Pilbara basis by ore type to align with our production of blended lump products which comprises BKM and MM ore types and blended fines products including CID. This also reflects our single logistics chain and associated management system.

4 WAIO – BHP interest is reported as Pilbara Ore Reserves tonnes weighted average across all joint ventures which can vary from year to year. BHP ownership varies between 85% and 100%.

5 WAIO – Mineral Resources are restricted to areas which have been identified for inclusion based on a risk assessment, including heritage sites.

6 Samarco – The decrease in Mineral Resources is due to the exclusion of environmentally sensitive areas.

Metallurgical Coal

Coal Resources

As at 30 June 2023

Commodity deposit[1,2]	Mining method	Coal type	Measured Resources				Indicated Resources			
			Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S
Metallurgical coal operations										
Queensland coal										
CQCA JV										
Goonyella Complex	OC	Met	608	8.7	21.9	0.51	122	9.3	22.0	0.53
	UG	Met	1,416	9.8	20.8	0.53	423	10.3	19.4	0.54
Peak Downs	OC	Met	1,041	10.4	19.2	0.61	568	11.3	19.1	0.68
Caval Ridge	OC	Met	292	12.3	22.0	0.56	214	11.9	20.1	0.56
Saraji	OC	Met/Th	1,118	10.4	16.9	0.62	506	11.0	16.0	0.68
	UG	Met/Th	81	9.5	15.7	0.56	164	11.0	16.3	0.59
Saraji South	OC	Met	281	9.4	17.2	0.66	126	9.7	17.2	0.72
Blackwater	OC	Met/Th	308	5.2	29.6	0.42	528	5.5	29.7	0.44
	UG	Met/Th	–	–	–	–	–	–	–	–
Daunia	OC	Met/Th	87	12.9	20.2	0.42	19	18.8	18.9	0.43

1 Tonnages are reported on an in situ moisture basis. Coal qualities are for a potential product on an air-dried basis.

2 Cut-off criteria:

Deposit	Mining method	Coal Resources	Coal Reserves
Goonyella Complex	OC	≥ 0.5m seam thickness, core yield ≥ 50% and ≤ 35% raw ash	≥ 0.5m seam thickness
	UG	≥ 2.0m seam thickness, core yield ≥ 50% and ≤ 35% raw ash	≥ 2.5m seam thickness
Peak Downs	OC	≥ 0.5m seam thickness and ≤ 35% raw ash	≥ 0.5m seam thickness
Caval Ridge	OC	≥ 0.3m seam thickness and core yield ≥ 30%	≥ 0.4m seam thickness
Saraji	OC	≥ 0.5m seam thickness, core yield ≥ 35% and ≤ 35% raw ash	≥ 0.5m seam thickness
	UG	≥ 2.0m seam thickness, core yield ≥ 35% and ≤ 35% raw ash	–
Saraji South	OC	≥ 0.5m seam thickness, core yield ≥ 50%	≥ 0.5m seam thickness
Blackwater	OC	≥ 0.3m seam thickness, core yield ≥ 50% and ≤ 40% raw ash	≥ 0.3m seam thickness
	UG	≥ 2.0m seam thickness, core yield ≥ 50% and ≤ 40% raw ash	–
Daunia	OC	≥ 0.3m seam thickness, core yield ≥ 50% and ≤ 35% raw ash	≥ 0.3m seam thickness

228 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Inferred Resources						Total Resources						BHP interest	As at 30 June 2022 Total Resources					
Mt	%Fe	%P	%SiO_2	%Al_2O_3	%LOI	Mt	%Fe	%P	%SiO_2	%Al_2O_3	%LOI	%	Mt	%Fe	%P	%SiO_2	%Al_2O_3	%LOI
11,710	58.7	0.14	5.8	2.7	6.7	19,880	59.3	0.14	5.5	2.6	6.4	85	20,260	59.3	0.14	5.5	2.6	6.3
870	54.7	0.06	6.8	3.0	11.1	1,560	55.3	0.06	6.6	2.7	10.9		1,570	55.3	0.06	6.6	2.7	10.9
70	60.1	0.06	4.9	4.2	4.2	260	61.3	0.06	4.1	3.7	3.7		260	61.3	0.06	4.0	3.7	3.7
4,640	59.1	0.07	5.1	2.4	7.2	8,020	59.7	0.07	4.7	2.2	7.0		8,180	59.8	0.07	4.6	2.2	7.0
70	60.4	0.05	10.0	1.2	1.7	200	61.1	0.06	8.8	1.1	1.8		200	61.1	0.06	8.8	1.2	1.8
420	37.4	0.06				5,210	38.6	0.05				50	5,630	38.5	0.05			

Total Reserves						Reserve life	BHP interest	As at 30 June 2022 Total Reserves						Reserve life
Mt	%Fe	%P	%SiO_2	%Al_2O_3	%LOI	(years)	%	Mt	%Fe	%P	%SiO_2	%Al_2O_3	%LOI	(years)
2,450	61.9	0.13	3.7	2.3	4.8	15	85	2,680	62.1	0.13	3.6	2.3	4.7	16
60	56.6	0.05	5.5	1.8	11.2			60	57.0	0.05	5.4	1.6	11.0	
1,810	61.7	0.06	3.2	1.7	6.3			1,900	61.7	0.06	3.2	1.7	6.4	

7 Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
WAIO	50m × 50m	150m × 50m

8 WAIO – Recovery was 100% for all ore types (tonnage basis).

9 WAIO – Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed).

10 WAIO – Cut-off grades used to estimate Ore Reserves range from 50–62%Fe for all material types. Ore delivered to process facility.

11 WAIO – Ore Reserves are all located on State Agreement mining leases that guarantee the right to mine. Across WAIO, State Government approvals (including environmental and heritage clearances) are required before commencing mining operations in a particular area. Included in the Ore Reserves are select areas where one or more approvals remain outstanding, but where, based on the technical investigations carried out as part of the mine planning process and company knowledge and experience of the approvals process, it is expected that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

12 WAIO – The decrease in BKM ore type and reserve life was due to depletion and changes in modifying factors.

Inferred Resources				Total Resources				BHP interest	As at 30 June 2022 Total Resources			
Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S	%	Mt	%Ash	%VM	%S
50	12.4	24.8	0.59	780	9.0	22.1	0.52	50	795	9.0	22.1	0.52
662	9.3	18.9	0.51	2,501	9.7	20.0	0.52		2,508	9.7	20.0	0.52
366	11.9	20.3	0.74	1,975	10.9	19.4	0.65	50	1,944	10.5	19.4	0.63
147	11.9	18.8	0.49	653	12.1	20.7	0.54	50	666	12.1	20.7	0.54
463	12.2	15.7	0.67	2,087	11.0	16.4	0.65	50	2,100	11.0	16.4	0.65
200	13.1	16.3	0.60	445	11.7	16.2	0.59		445	11.7	16.2	0.59
84	10.5	16.8	0.74	491	9.7	17.1	0.69	50	491	9.7	17.1	0.69
779	6.6	29.8	0.43	1,615	6.0	29.7	0.43	50	1,628	6.0	29.7	0.43
222	7.2	29.1	0.36	222	7.2	29.1	0.36		222	7.2	29.1	0.36
9	30.2	17.1	0.35	115	15.1	19.8	0.42	50	120	15.1	19.8	0.42

BHP | Annual Report 2023 | 229

5 Mineral Resources and Ore Reserves continued

Metallurgical Coal

Coal Reserves

As at 30 June 2023

Commodity deposit[1,2,3,4,5,6]	Mining method	Coal type	Proved Reserves	Probable Reserves	Total Reserves	Proved Marketable Reserves				Probable Marketable Reserves			
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	Mt	%Ash	%VM	%S
Metallurgical coal operations													
Queensland coal													
CQCA JV													
Goonyella Complex[7]	OC	Met	409	54	464	303	8.8	22.4	0.52	40	9.7	23.2	0.54
	UG	Met	31	–	31	24	9.0	22.9	0.54	–	–	–	–
Peak Downs[8,9]	OC	Met/Th	714	243	957	432	10.5	21.8	0.61	124	10.5	22.4	0.73
Caval Ridge[10]	OC	Met	197	107	304	115	10.5	22.3	0.57	66	10.5	22.5	0.57
Saraji[8,11]	OC	Met/Th	378	40	418	245	10.5	17.9	0.62	20	10.8	19.5	0.90
Saraji South[12]	OC	Met	82	5	87	52	9.5	17.6	0.65	3	11.2	17.4	0.68
Blackwater[8,13]	OC	Met/Th	91	121	212	79	8.7	26.3	0.42	104	9.0	25.8	0.41
Daunia[8,14]	OC	Met/Th	68	13	81	56	8.1	20.4	0.34	11	9.0	20.1	0.31

3 Geophysically logged, laboratory analysed, cored drill holes with a coal sample linear recovery greater than 95% are used to classify Coal Reserves. Drill-hole spacings vary between seams and geological domains, as determined by geostatistical analysis where possible. The range of maximum drill-hole spacings used to classify the Coal Reserves were:

Deposit	Proved Reserves	Probable Reserves
Goonyella Complex	900m to 1,300m	1,750m to 2,400m
Peak Downs	200m to 2,250m	400m to 4,300m
Caval Ridge	350m to 1,300m	650m to 2,400m
Saraji	450m to 1,800m	800m to 3,600m
Saraji South	500m to 2,650m	1,000m to 4,200m
Blackwater	200m to 900m	400m to 1,750m
Daunia	550m to 950m	1,000m to 1,800m

4 Product recoveries for the operations were:

Deposit	Product recovery
Goonyella Complex	78%
Peak Downs	54%
Caval Ridge	52%
Saraji	64%
Blackwater	86%
Daunia	75%

Energy Coal

Coal Resources

As at 30 June 2023

Commodity deposit[1,2]	Mining method	Coal type	Measured Resources					Indicated Resources				
			Mt	%Ash	%VM	%S	KCal/kg CV	Mt	%Ash	%VM	%S	KCal/kg CV
Energy coal operations												
Mt Arthur Coal[3]	OC	Th	93	19.0	29.6	0.66	6,170	43	19.7	29.3	0.54	6,060
Energy coal project												
Togara South	UG	Th	–	–	–	–		1,420	13.7	29.0	0.31	6,546

Coal Reserves

As at 30 June 2023

Commodity deposit	Mining method	Coal type	Proved Reserves	Probable Reserves	Total Reserves	Proved Marketable Reserves					Probable Marketable Reserves				
			Mt	Mt	Mt	Mt	%Ash	%VM	%S	KCal/kg CV	Mt	%Ash	%VM	%S	KCal/kg CV
Energy coal operations															
Mt Arthur Coal[1,4,5,6,7,8]	OC	Th	84	42	126	61	15.7	30.4	0.53	5,890	31	15.7	30.3	0.53	5,890

1 Cut-off criteria:

Deposit	Coal Resources	Coal Reserves
Mt Arthur Coal	≥ 0.3m seam thickness and ≤35% raw ash	≥ 0.3m seam thickness, ≤32%ash, ≥40% coal plant yield
Togara South	≥ 2.0m seam thickness and ≤25% raw ash	–

2 Qualities are reported on an air-dried in situ basis. Tonnages are reported as in situ.

230 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Total Marketable Reserves				Reserve life	BHP interest	As at 30 June 2022 Total Marketable Reserves				Reserve life
Mt	%Ash	%VM	%S	(years)	%	Mt	%Ash	%VM	%S	(years)
343	8.9	22.5	0.52	24	50	355	8.9	22.5	0.52	25
24	9.0	22.9	0.54			29	9.0	22.9	0.53	
556	10.5	21.9	0.64	40	50	612	10.6	21.9	0.61	44
181	10.5	22.4	0.57	27	50	188	10.5	22.3	0.57	29
265	10.5	18.1	0.64	34	50	308	10.5	18.0	0.65	30
55	9.6	17.6	0.65	41	50	128	9.7	17.5	0.67	87
183	8.9	26.0	0.41	14	50	319	9.0	26.3	0.42	24
67	8.2	20.4	0.34	16	50	71	8.2	20.4	0.34	17

5 Total Coal Reserves were at 4% moisture content when mined. Total Marketable Reserves were at a product specification moisture content (9.5-10% Goonyella Complex; 9.5% Peak Downs; 10.5% Caval Ridge; 10.1% Saraji; 7.5-11.5% Blackwater; 10-10.5% Daunia) and at an air-dried quality basis for sale after the beneficiation of the Total Coal Reserves.
6 Coal delivered to handling plant.
7 Goonyella Complex – The decrease in Coal Reserves and reserves life was mainly due to depletion.
8 Percentage of secondary thermal products for reserves with coal type Met/Th are: Peak Downs 6%; Saraji 1%; Blackwater 2%; Daunia 8%. Contributions may vary year on year based on market demand.
9 Peak Downs – The decrease in Coal Reserves and reserve life was mainly due to changes in economic parameters partially offset by improved resource classification supported by additional drilling.
10 Caval Ridge – The decrease in reserve life was mainly due to depletion.
11 Saraji – The decrease in Coal Reserves was mainly due to changes in economic parameters. The increase in reserve life was due to changes in the nominated production rate.
12 Saraji South – Re-commenced operations during FY23. The decrease in Coal Reserves and reserve life was mainly due to changes in economic parameters.
13 Blackwater – The decrease in Coal Reserves and reserve life was mainly due to changes in economic parameters.
14 Daunia – The decrease in Coal Reserves and reserve life was mainly due to depletion.

Inferred Resources					Total Resources					BHP interest	As at 30 June 2022 Total Resources				
Mt	%Ash	%VM	%S	KCal/kg CV	Mt	%Ash	%VM	%S	KCal/kg CV	%	Mt	%Ash	%VM	%S	KCal/kg CV
7.0	23.1	28.8	0.49	5,720	143	19.4	29.5	0.62	6,110	100	164	19.4	29.5	0.62	6,110
201	16.1	28.5	0.32	6,271	1,620	14.0	29.0	0.31	6,510	100	1,620	14.0	29.0	0.31	6,510

Total Marketable Reserves					Reserve life	BHP interest	As at 30 June 2022 Total Marketable Reserves					Reserve life
Mt	%Ash	%VM	%S	KCal/kg CV	(years)	%	Mt	%Ash	%VM	%S	KCal/kg CV	(years)
92	15.7	30.4	0.53	5,890	7	100	104	15.8	30.4	0.53	5,880	8

3 Mt Arthur Coal – The decrease in Coal Resources was due to depletion.
4 Mt Arthur Coal – Approximate drill-hole spacings used to classify the reserves were:

Deposit	Proved Reserves	Probable Reserves
Mt Arthur Coal	200m to 800m (geophysical logged, ≥95% core recovery)	400m to 1,550m (geophysical logged, ≥95% core recovery)

5 Mt Arthur Coal – Overall product recovery for the operation was 74%.
6 Mt Arthur Coal – Moisture content when mined is 8.7%. Moisture content for Marketable Reserves is 9.5%.
7 Mt Arthur Coal – Coal delivered to handling plant where it may be washed through a coal handling and preparation plant or sold as raw product.
8 Mt Arthur Coal – The decrease in Marketable Coal Reserves and reserve life was due to depletion.

BHP | Annual Report 2023 | 231

5 Mineral Resources and Ore Reserves continued

Potash

Mineral Resources

As at 30 June 2023		Measured Resources				Indicated Resources				Inferred Resources				Total Resources					As at 30 June 2022 Total Resources			
Commodity deposit	Ore type	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	BHP interest %	Mt	$\%K_2O$	%Insol.	%MgO
Jansen[1,2,3,4,5]	LPL	5,230	25.6	7.7	0.08	–	–	–	–	1,280	25.6	7.7	0.08	6,510	25.6	7.7	0.08	100	6,510	25.6	7.7	0.08

Ore Reserves

As at 30 June 2023		Proved Reserves				Probable Reserves				Total Reserves						As at 30 June 2022 Total Reserves				
Commodity deposit	Ore type	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Mt	$\%K_2O$	%Insol.	%MgO	Reserve life (years)	BHP interest %	Mt	$\%K_2O$	%Insol.	%MgO	Reserve life (years)
Jansen[1,4,5,6]	LPL	–	–	–	–	1,070	24.9	7.5	0.10	1,070	24.9	7.5	0.10	94	100	1,070	24.9	7.5	0.10	94

1 Mineral Resources and Ore Reserves are stated for the Lower Patience Lake (LPL) potash unit.
2 Mineral Resources are reported using a seam thickness of 3.96m from the top of 406 clay seam.
3 Measured Resources grade has been assigned to Inferred Resources.
4 $\%K_2O$ grade is equivalent to %KCl content using a mineralogical conversion factor of 1.583.
5 Tonnages are reported on an in situ moisture content basis, estimated to be 0.3%.
6 Ore Reserves are based on an expected metallurgical recovery of 92%.

Nickel

Mineral Resources

As at 30 June 2023		Measured Resources			Indicated Resources			Inferred Resources			Total Resources				As at 30 June 2022 Total Resources		
Commodity deposit[1]	Ore type	Mt	%Ni		Mt	%Ni		Mt	%Ni		Mt	%Ni		BHP interest %	Mt	%Ni	
Nickel West operations																	
Leinster[2]	OC Disseminated Sulphide	4.1	0.72		77	0.58		52	0.64		133	0.60		100	133	0.6	
	OC Massive Sulphide	0.25	4.4		1.0	4.9		0.37	4.7		1.6	4.8			1.6	4.8	
	UG Disseminated Sulphide	16	1.8		16	1.4		4.3	1.2		36	1.5			28	1.6	
	UG Massive Sulphide	0.74	5.4		2.3	5.6		1.2	4.4		4.2	5.2			3.4	5.0	
	Oxide	–	–		–	–		5.1	1.8		5.1	1.8			5.2	1.8	
	SP Oxidised	–	–		–	–		1.9	1.7		1.9	1.7			1.9	1.7	
Mt Keith[3]	OC Disseminated Sulphide	133	0.54		67	0.52		24	0.52		224	0.53		100	224	0.53	
	SP	–	–		–	–		–	–		–	–			3.6	0.49	
Cliffs	UG Disseminated Sulphide	–	–		6.4	0.89		1.6	1.0		8.0	0.92		100	7.8	0.90	
	UG Massive Sulphide	0.64	3.7		1.0	3.8		0.35	3.5		2.0	3.7			2.1	3.6	
Yakabindie[4]	OC Disseminated Sulphide	151	0.61		89	0.61		148	0.61		388	0.61		100	401	0.61	
	SP	–	–		–	–		–	–		–	–			4.6	0.60	
Venus[2]	UG Disseminated Sulphide	–	–		–	–		–	–		–	–		100	10	1.2	
	UG Massive Sulphide	–	–		–	–		–	–		–	–			1.1	6.3	
Nickel West projects																	
Honeymoon Well	OC Disseminated Sulphide	–	–		138	0.62		6.5	0.66		144	0.62		100	144	0.62	
	UG Disseminated Sulphide	9.1	0.72		18	0.75		3.8	0.74		31	0.74			31	0.74	
	UG Massive Sulphide	0.35	6.0		0.92	6.4		0.17	6.6		1.4	6.3			1.4	6.3	
Jericho[5]	OC Disseminated Sulphide	–	–		9.1	0.59		77	0.55		86	0.55		100	31	0.59	
West Jordan[5]	OC Disseminated Sulphide	–	–		–	–		–	–		–	–		–	43	0.52	
Nickel copper projects[6]		Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu		Mt	%Ni	%Cu
Nebo	OC Sulphide	–	–	–	49	0.34	0.32	1.1	0.35	0.38	50	0.34	0.32	100	–	–	–
Babel	OC Sulphide	91	0.31	0.36	190	0.28	0.31	58	0.32	0.35	340	0.30	0.33	100	–	–	–

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Operating and Financial Review | Governance | Financial Statements | Additional Information

Nickel

Ore Reserves

As at 30 June 2023													As at 30 June 2022		
Commodity deposit[1,7,8]	Ore type	Proved Reserves			Probable Reserves			Total Reserves			Reserve life (years)	BHP interest %	Total Reserves		Reserve life (years)
		Mt	%Ni		Mt	%Ni		Mt	%Ni				Mt	%Ni	
Nickel West operations															
Leinster[9,11]	OC	0.70	0.67		0.60	0.47		1.3	0.58		7	100	3.4	0.63	7.0
	UG	–	–		8.5	1.5		8.5	1.5				4.6	1.7	
Mt Keith[9,12]	OC	71	0.58		4.0	0.56		75	0.58		12	100	84	0.57	15
	SP	–	–		–	–		–	–				3.6	0.49	
Cliffs[9,13]	UG	–	–		0.51	2.0		0.51	2.0		2	100	0.51	2.1	3.0
Yakabindie[9,14]	OC	116	0.63		48	0.66		164	0.65		22	100	146	0.56	18
	SP	–	–		–	–		–	–				4.6	0.60	
Venus[11]	UG	–	–		–	–		–	–		–	100	7.6	1.4	11
Nickel copper projects[6,10]		Mt	%Ni	%Cu	Mt	%Ni	%Cu	Mt	%Ni	%Cu			Mt	%Ni	%Cu
Nebo	OC	–	–		36	0.37	0.35	36	0.37	0.35	2.7	100	–	–	–
Babel	OC	–	–		236	0.30	0.34	236	0.30	0.34	17	100	–	–	–

1 Cut-off criteria:

Deposit	Ore type	Mineral Resources	Ore Reserves
Leinster	OC	–	≥ 0.40%Ni
	OC Disseminated Sulphide	≥ 0.40%Ni	–
	OC Massive Sulphide	Stratigraphic	–
	UG	–	Variable based on mining method: ≥0.70%Ni for block cave, ≥0.80%Ni for sub-level cave.
	UG Disseminated Sulphide	Variable between stratigraphic for block cave and ≥1.0%Ni	–
	UG Massive Sulphide	Stratigraphic	–
	Oxide	≥ 1.2%Ni	–
Mt Keith	OC Disseminated Sulphide	Variable between 0.35%Ni and 0.40%Ni based on mineralogy	–
	OC	–	≥ 0.35%Ni
Cliffs	UG Disseminated Sulphide	≥ 0.40%Ni	–
	UG Massive Sulphide	Stratigraphic	–
	UG	–	≥ 1.2%Ni
Yakabindie	OC Disseminated Sulphide	≥ 0.35%Ni	–
	OC	–	≥ 0.35%Ni
Honeymoon Well	OC Disseminated Sulphide	≥ 0.35%Ni	–
	UG Disseminated Sulphide	≥ 0.40%Ni	–
	UG Massive Sulphide	Stratigraphic	–
Jericho	OC Disseminated Sulphide	≥ 0.40%Ni	–
Nebo & Babel	OC Sulphide	Cut-off based on NSR value of A$13/t which represents mill-limited break-even cut-off inclusive of processing and re-handling costs per total tonne mined.	Cut-off based on NSR value of A$21/t which includes site processing costs and ore re-handling costs.

2 Leinster – Includes Venus deposit. The decrease in UG Disseminated Sulphide and UG Massive Sulphide ore types was due to depletion, partially offset by a resource estimate update supported by additional drilling.

3 Mt Keith – The decrease in SP ore type was due to depletion.

4 Yakabindie – The decrease in SP ore type was due to depletion.

5 Jericho – Includes West Jordan deposit. The increase in OC Disseminated Sulphide was due to the inclusion of West Jordan deposit in addition to a resource estimate update supported by additional drilling.

6 First-time reporting of Nebo and Babel deposits after the acquisition of OZ Minerals Ltd on 2 May 2023.

7 Approximate drill-hole spacings used to classify the reserves were:

Deposit		Proved Reserves	Probable Reserves
Leinster	OC	25m × 25m	40m × 40m
	UG	25m × 25m	50m × 50m
Mt Keith	OC	40m × 60m	80m × 80m
Cliffs	UG	25m × 25m (and development)	50m × 50m
Yakabindie	OC	40m × 60m	80m × 60m
Nebo	OC	–	50m x 50m
Babel	OC	–	50m to100m

8 Ore delivered to the process plant.

9 Metallurgical recoveries for the operations (based on modelled, actual and test-work data):

Deposit		Metallurgical recovery
Leinster	OC	57%
	UG	84%
Mt Keith		70%
Cliffs		85%
Yakabindie		63%

10 Metallurgical recoveries based on testwork:

Deposit	Metallurgical recovery
Nebo & Babel	Non pyrite-violarite mineralogy: If Ni ≥0.25%: Ni=75.6%, Cu=79.4%. If 0.20≤Ni<0.25%: Ni=59.5%, Cu=71.5%. If 0.15 ≤ Ni<0.20%: Ni=49.5%, Cu= 63.5% Pyrite-violarite mineralogy: If Ni ≥0.25%: Ni=33.7%, Cu=71.3%. If 0.20≤ Ni<0.25%: Ni=27.8%, Cu=66.6%. If 0.15≤Ni<0.20%: Ni=21.3%, Cu=59.1%

11 Leinster – Includes Venus deposit. The decrease in the OC ore type was mainly due to a mine design update and depletion. The increase in the UG ore type was due to the inclusion of Venus deposit partially offset by a mine design update and changes in modifying factors. OC and UG ore types contribute 2 years and 7 years respectively to the reported reserve life.

12 Mt Keith – The decrease in OC ore type was due to a mine design update and depletion. The decrease in SP ore type was due to depletion.

13 Cliffs – The decrease in the reserve life was due to a change in production rate.

14 Yakabindie – The increase in the OC ore type was due to a resource estimate update, supported by additional drilling, and mine design update, partially offset by depletion. The decrease in SP ore type was due to depletion. The increase in reserve life was due to a decrease in the nominated production rate.

BHP | Annual Report 2023 | 233

6 Major projects

At the end of FY2023 Jansen Stage 1, which will have a capacity of approximately 4.35 Mtpa, was 26 per cent complete and on track to achieve first production by the end of CY2026. Capital expenditure for FY2023 was US$647 million. We expect this to increase to approximately US$1.0 billion in FY2024, as we advance steel and equipment procurement and installation on the surface and underground.

Jansen Stage 2 is expected to deliver approximately 4 Mtpa of potash production at a lower capital intensity than Stage 1 (between approximately US$1,000 and US$1,200/t), through leveraging the substantial infrastructure investment already being constructed for Stage 1. In line with our favourable view on the long-term outlook for potash, we have accelerated the feasibility study for Jansen Stage 2, and this remains on track for completion during FY2024. The earliest potential final investment decision is within FY2024, and if a decision is taken, first production could be achieved as early as FY2029. Pre-commitment spend in FY2024 for Jansen Stage 2 is expected to be approximately US$125 million.

Commodity	Project and ownership	Project scope/capacity	Capital estimate US$M	Initial production target date	Progress
Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.35 Mtpa	5,723	End-CY26	Project is 26% complete

BHP Group capital and exploration expenditure was US$7.1 billion in FY2023. This was made up of investment in organic development of US$4.1 billion which includes US$2.3 billion on improvement, US$1.2 billion on future-facing commodities and exploration of US$0.4 billion, and maintenance and decarbonisation expenditure[1] of US$3.0 billion.

Capital and exploration expenditure of approximately US$10 billion per annum is expected for FY2024 and FY2025, including a US$0.4 billion of exploration program planned in FY2024. In the medium term, capital and exploration expenditure of approximately US$11 billion per annum on average[2] is expected. These amounts include around US$4 billion in aggregate until FY2030 for operational decarbonisation. Guidance is subject to exchange rate movements.

1 Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.
2 Average for FY2026-FY2028; +/- 50 per cent in any given year.

7 People – performance data[1,2,3]

Table 1 – Workforce data and diversity by region FY2023

Region	Number and % of employees		Average number and % of contractors[2]		Employees by gender number and %			
					Male	Male %	Female	Female %
Asia	1,583	3.70	3,669	9.0	626	39.50	957	60.50
Australia	32,352	76.40	17,741	43.4	21,657	66.90	10,695	33.10
Europe	74	0.20	4	<0.1	33	44.60	41	55.40
North America	596	1.40	2,280	5.6	310	52.00	286	48.00
South America	7,714	18.20	17,198	42.0	4,795	62.20	2,919	37.80
Total	**42,319**	**100.00**	**40,892**	**100.0**	**27,421**	**64.80**	**14,898.0**	**35.20**

Table 2 – Employees by category and diversity for FY2023

Employment category	Total	% of Total	Gender		Region				
			Male	Female	Asia	Australia	Europe	North America	South America
Full time	40,227	95.10	26,643	13,584	1,540	30,588	69	582	7,448
Part time	1,245	2.90	526	719	4	1,234	3	4	0
Fixed term full time	754	1.80	219	535	39	437	2	10	266
Fixed term part time	23	0.10	4	19	0	23	0	0	0
Casual	70	0.20	29	41	0	70	0	0	0
Total	**42,319**	**100.00**	**27,421**	**14,898**	**1,583**	**32,352**	**74**	**596**	**7,714**

Table 3 – Employees by category and diversity for FY2023

Category	Total	Gender		Gender %		Age group %			
		Male	Female	Male %	Female %	Under 30	30-39	40-49	50+
Senior leaders	267	163	104	61.00	39.00	-	8.20	54.70	37.10
Managers	1,370	838	532	61.20	38.80	0.10	26.80	50.00	23.10
Supervising and professional	17,852	10,744	7,108	60.20	39.80	10.00	39.70	32.00	18.30
Operators and general support	22,830	15,676	7,154	68.70	31.30	19.80	29.00	25.70	25.50
Total	**42,319**	**27,421**	**14,898**	**64.80**	**35.20**	**14.90**	**33.30**	**29.30**	**22.50**

1 Based on a 'point-in-time' snapshot of employees as at 30 June, including employees on extended absence, which was 1,116 in FY2023. There is no significant seasonal variation in employment numbers. In FY2023 some of our employees did not identify as male or female (<0.1 per cent of total employees), we have excluded these employees from the data presented in the gender composition tables to protect the privacy of those employees. We will explore options to include our employees who do not identify as male or female in our diversity reporting (including 'Tell Us About You' survey data) in future reporting periods and continuing to protect their privacy.
2 Contractor data is collected from internal organisation systems. Contractor data is averaged for a 10-month period, July 2022 to April 2023. This does not include contractors that transitioned from the OZ Minerals business via acquisition on 2 May 2023, (around 4,000 contractors on average during FY2023).
3 Employees who joined BHP via the acquisition of the OZ Minerals business, effective 2 May 2023 (approximately 1,457 employees, 24.6 per cent female) are excluded from this data for FY2023. These employees are included in the overall BHP employee reporting from FY2024.

234 | BHP | Annual Report 2023

Operating and Financial Review | Governance | Financial Statements | Additional Information

Board and executive management diversity

In accordance with UK Listing Rule 14.3.33, these tables set out the Board and executive management diversity data as at 30 June 2023.

Gender identity

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)[1]	Number of executive management[2]	Percentage of executive management[2]
Men	6	60%	3	4	40%
Women	4	40%	–	6	60%
Not specified/ prefer not to say	0	0%	–	0	0

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number of executive management[2]	Percentage of executive management[2]
White British or other White (including minority-white groups)	8	80%	2	7	70%
Mixed/Multiple Ethnic Groups	1	10%	1	1	10%
Asian/Asian British	1	10%	–	1	10%
Black/African/ Caribbean/ Black British	0	0%	–	0	0
Other ethnic group, including Arab	0	0%	–	0	0
Not specified/ prefer not to say	0	0%	–	1	10%

1 These tables are set out in the format prescribed by the UK Listing Rules. For BHP the senior Board positions are the CEO, Senior Independent Director and Chair as the CFO is not a member of the Board, in line with market practice for Australian listed companies.

2 In accordance with the UK Listing Rules, executive management includes the Executive Leadership Team (most senior executive body below the Board) and the Group Company Secretary, excluding administrative and support staff.

8 Legal proceedings

The Group is involved from time to time in legal proceedings and governmental investigations, including claims and pending actions against it seeking damages or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on the Group of a successful claim.

This section summarises the significant legal proceedings, investigations and associated matters in which the Group is currently involved or has finalised since our last Annual Report.

Legal proceedings relating to the failure of the Fundão tailings dam at the Samarco iron ore operations in Minas Gerais and Espírito Santo (Samarco dam failure)

The Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. There are numerous additional lawsuits against Samarco relating to the dam failure to which the Group is not party. Currently, BHP Brasil is a party to approximately 41 ongoing public civil claims, of which 22 are suspended. The most significant of these proceedings are summarised in the next column.

R$20 billion public civil claim commenced by the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other authorities (R$20 billion Public Civil claim)

On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12th Federal Court of Belo Horizonte against Samarco and its shareholders, BHP Billiton Brasil Ltda. (BHP Brasil) and Vale S.A. (Vale), in the amount of R$20 billion (approximately US$4 billion) in aggregate for clean-up costs and damages.

On 2 March 2016, Samarco, BHP Brasil and Vale (Companies), entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) to develop and execute environmental and socioeconomic programs (Programs) to remediate and provide compensation for damages caused by the Samarco dam failure.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Fundação Renova's annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will depend on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, BHP Brasil and Vale have funding obligations under the Framework Agreement, as secondary obligors, each in proportion to its 50 per cent shareholding in Samarco. Refer to Samarco's judicial reorganisation below.

R$155 billion public civil claim commenced by the Federal Public Prosecutors' Office (R$155 billion Federal Public Prosecutors' Office claim)

On 3 May 2016, the Brazilian Federal Public Prosecutors' Office filed a public civil claim before the 12th Federal Court of Belo Horizonte against Samarco, BHP Brasil and Vale, as well as 18 other public entities (which has since been reduced to five defendants[1] by the 12th Federal Court), seeking R$155 billion (approximately US$32 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure.

This public civil claim and the R$20 billion Public Civil claim are broad claims that encompass most of the public civil claims filed against Samarco, BHP Brasil and Vale. For this reason, the 12th Federal Court has suspended some of the other public civil claims while negotiations continue in relation to the settlement of the R$155 billion Federal Public Prosecutors' Office claim.

This public civil claim was suspended for a period of two years from the date of ratification of the Governance Agreement (described below) on 8 August 2018.

On 19 March 2021, the parties to the case agreed to extend the suspension of this case until 27 April 2021. Although the stay period has formally elapsed, no material development has occurred and the parties are engaged in negotiations to seek a definitive settlement (summarised below).

Governance Agreement

On 25 June 2018, Samarco, BHP Brasil, Vale, the other parties to the Framework Agreement, the Public Prosecutors' Office[2] and the Public Defense Office[3] entered into a Governance Agreement, which settled the R$20 billion Public Civil claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors' Office claim.

Under the Governance Agreement, renegotiation of the Programs will be based on certain agreed principles, including full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by Samarco, BHP Brasil and Vale, consideration of findings from experts appointed by prosecutors and consideration of feedback from impacted communities.

1 Currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants.

2 The Public Prosecutors' Office includes the Federal, State of Minas Gerais and State of Espírito Santo public prosecutors' offices.

3 The Public Defense Office includes the Federal, State of Minas Gerais and State of Espírito Santo public defense offices.

BHP | Annual Report 2023 | 235

236 BHP Annual Report 2023 8 Legal proceedings continued Since early CY2021, the parties have been engaging in negotiations to seek a definitive and substantive settlement of claims relating to the Samarco dam failure. The negotiations are ongoing as at the date of this Report. The negotiations were initially overseen by the President of the National Council of Justice (CNJ), as the Chief Justice of the Supreme Court in Brazil. Since May 2023, the negotiations have been led by the Federal Court of Appeals (TRF-6) with the participation of the CNJ counsellor. Outcomes of the negotiations are highly uncertain, therefore it is not possible to provide a reliable estimate of potential outcomes and there is a risk that a negotiated outcome may be materially higher than amounts currently reflected in the Samarco dam failure provision. Until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement. Enforcement Proceedings Since 7 January 2020, the 12th Federal Court of Belo Horizonte has issued several decisions creating 14 enforcement proceedings (Enforcement Proceedings) linked to the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors’ Office claim described above. Issues covered by these Enforcement Proceedings include environmental recovery, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs and indemnities for people impacted by the Samarco dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people, restructuring Fundação Renova’s management system, and new areas allegedly affected by the dam failure. In the context of these Enforcement Proceedings, Samarco, BHP Brasil and Vale are working to obtain favourable rulings, including, among other things, the repealing of fishing bans ordered by the courts or administration entities, set-off of compensation paid against potential damages that may need to be paid, and regarding the hiring and supervision of technical assistants to impacted people. In August 2020, a Simplified Indemnification System (the Novel System) was created by the 12th Federal Court of Belo Horizonte with specific rules designed for those who could not easily demonstrate their status as an impacted person based on ‘rough justice’ principles. Led by Fundação Renova, the Novel System has, as at 30 June 2023, settled with approximately 97,000 claimants who were able to prove their damages, with more than 90,000 claims already having been paid. On 26 June 2022, the President of the Federal Court of Appeals issued a preliminary ruling applicable to impacted persons from the municipality of Naque, in the State of Minas Gerais, regarding the Novel System, determining that its terms do not provide a full release to Samarco, BHP Brasil, Vale and Fundação Renova. The amounts paid under the Novel System should therefore be considered as a minimum indemnification amount. For the same reasons, it was also determined that the Novel System settlement agreement does not prevent impacted persons from pursuing lawsuits in foreign jurisdictions. On 1 July 2022, the Federal Prosecutors filed a motion requesting the extension of the decision to all affected areas, as well as to any settlements which had already been paid. On 6 July 2022, BHP Brasil filed its appeal and, as at the date of this Report, no final decision has been made. On 17 February 2023, the Federal Court of Belo Horizonte ordered Fundação Renova to pay the amounts allocated via the Mediated Indemnification Program (PIM) or Novel System duly restated for inflation, with late payment interest. The Federal Court also instated Priority Axis 14 to discuss the recognition of new locations as impacted areas. On 30 March 2023, the 4th Federal Court ordered that BHP Brasil and Vale deposit R$10.3 billion (approximately US$2 billion) in connection with a dispute between the Companies and public authorities with respect to the inclusion of certain territories in the State of Espírito Santo not contemplated in the Framework Agreement (a matter known as Deliberation n. 58/2017), which the Companies and Fundação Renova oppose. On 17 April 2023, BHP Brasil filed its appeal of the decision. On 28 April 2023, the Appellate Court granted BHP Brasil’s request for a preliminary injunction and suspended the decision that had ordered the deposit of R$10.3 billion. The Appellate Court Judge also suspended the inclusion of the New Areas in Fundação Renova’s programs, due to the ongoing negotiations before the TRF-6. Samarco’s judicial reorganisation On 9 April 2021, Samarco filed for judicial reorganisation (JR) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (JR Court). The JR proceeding seeks to enable Samarco to negotiate and implement an orderly restructuring of its financial indebtedness in order to establish a stable financial position for Samarco, among other things, to continue to rebuild its operations and meet its Fundação Renova obligations. Samarco filed for JR following multiple enforcement actions filed by some of Samarco’s creditors that threatened its operations. The JR Court granted Samarco’s JR motion on 12 April 2021 and granted a stay of the enforcement actions. No BHP entity is a debtor in Samarco’s JR case. BHP Brasil is participating in Samarco’s JR proceeding in its capacities as a shareholder and creditor of Samarco. On 31 May 2023, Samarco entered into a Restructuring Support Agreement (Support Agreement) with its shareholders and certain of its financial creditors (the Supporting Creditors). The support of the Supporting Creditors and of the shareholders allows for the presentation of a consensual judicial reorganisation plan (Consensual Plan) that aims to implement the transactions contemplated by the Support Agreement. The Support Agreement was entered into following a two-month courtsupervised settlement process presided over by the Court of Appeals of the State of Minas Gerais. Pursuant to the Support Agreement, on 28 July 2023, Samarco and one of the Supporting Creditors jointly filed a Consensual Plan with the JR Court. Concurrent with the filing of the Consensual Plan, the parties also filed terms of adhesion that demonstrate that the majority of Samarco’s creditors as required under Brazilian Bankruptcy Law, support and have approved the Consensual Plan. The JR Court will review the Consensual Plan. If the JR Court confirms the Consensual Plan, Samarco will later seek an order from the United States Bankruptcy Court for the Southern District of New York (US Bankruptcy Court) granting full force and effect to the Consensual Plan and the JR Court order confirming the Consensual Plan (FFE Order). As part of the Consensual Plan, the Parties agreed that the agreements entered into between Samarco and Brazilian public authorities in connection with the Fundão dam failure will pass through and not be impaired by the Consensual Plan and Samarco will continue to have a primary obligation to fund Fundação Renova. Pursuant to the Consensual Plan, between 2024 and full payment of the debt owed by Samarco to the holders of the senior notes to be issued in connection with Samarco’s restructuring, Samarco is permitted to fund Fundação Renova up to a US$1 billion cap. This means that BHP Brasil and Vale will pay directly or fund Samarco in the form of common equity in respect of remediation obligations, including payments to Fundação Renova, in excess of the US$1 billion cap. The terms and conditions of the Consensual Plan allow for the continued investment in Samarco aligned with expected cash generation. This consensual solution, together with the schedule of settlement terms for each creditor class, reinforces Samarco’s commitment to remediation actions. The consummation of the Consensual Plan is subject to agreement on definitive documentation and the satisfaction of the closing conditions set forth in the Support Agreement including, among other things, the confirmation of the Consensual Plan by the JR Court and the entry of the FFE Order by the US Bankruptcy Court.

Governance Financial Statements BHP Annual Report 2023 237 Operating and Financial Review Additional Information United States Chapter 15 case On 19 April 2021, Samarco filed a petition with the US Bankruptcy Court seeking recognition of the JR proceeding under Chapter 15 of the US Bankruptcy Code. On 13 May 2021, the US Bankruptcy Court granted recognition of the JR proceeding as a ‘foreign main proceeding’ and accordingly stayed enforcement actions against Samarco in US territory. No BHP entity is a debtor in Samarco’s Chapter 15 case. BHP Brasil is participating in Samarco’s Chapter 15 proceeding in its capacities as a shareholder and creditor of Samarco. Civil public actions commenced by the State Prosecutors’ Office in the state of Minas Gerais (Mariana CPA cases) The State Prosecutors of Mariana have commenced several civil public actions (CPAs) against Samarco, BHP Brasil and Vale. On 10 December 2015, the State Prosecutors’ Office in the state of Minas Gerais filed a CPA against Samarco, BHP Brasil and Vale before the State Court in Mariana claiming indemnification (amount not specified) for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social and economic assistance (CPA Mariana I). On 2 October 2018, the parties reached a settlement dismissing the claim, which was ratified by the Court. Under this settlement, Fundação Renova has reached more than 100 individual agreements with impacted families in Mariana for the payment of damages. In connection with CPA Mariana I, the State Prosecutors (Minas Gerais) started enforcement proceedings against Samarco, BHP Brasil and Vale. There are six enforcement proceedings under way, which among other things seek (i) to set a deadline for completion of resettlement of the residents of Mariana’s districts and for fines to be imposed for delays to resettlement; (ii) to set the final term that will allow new households to join the resettlement; (iii) payment of compensation to affected individuals for delivery of houses below standard; (iv) to guarantee access to water sources for the families of the collective resettlements; (v) payment of fines for alleged delays in presenting proposals and making payments to affected individuals; and (vi) payment of compensation to impacted individuals who allege they have not yet received compensation and a penalty for the alleged delays in making such payments. On 14 July 2023 the 2nd Civil Court of Mariana remitted CPA Mariana I and the enforcement proceeding related to the deadline for completion of resettlement to the 4th Federal Court following a Superior Court of Justice decision. In addition to CPA Mariana I, the State Prosecutors (Minas Gerais) commenced nine other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Fundação Renova. The claims presented in those CPAs are related to damages that, according to the State Prosecutors, are not covered by CPA Mariana I. There are also CPAs that (i) have been settled by the parties, including BHP Brasil, (ii) have been dismissed or (iii) are still pending. Fundação Renova is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs and for complying with future awards eventually rendered in the remaining CPAs. Fundação Renova dissolution lawsuit On 24 February 2021, the Minas Gerais State Prosecutor filed a CPA against Samarco, BHP Brasil, Vale and Fundação Renova seeking the dissolution of Fundação Renova. The plaintiffs are seeking R$10 billion (approximately US$2 billion) for moral damages. An injunction for the immediate intervention in Fundação Renova was also made, alleging the need to preserve information and documents produced by Fundação Renova to evaluate criminal and civil responsibilities. A ruling on the merits is still pending. On 19 May 2023, the 4th Federal Court of Belo Horizonte ordered a judicial intervention in Fundação Renova, and during this period the Justice Institutions will monitor Fundação Renova and have access to its facilities and documents. On 29 June 2023, the Appellate Judge granted the Companies’ request for a preliminary injunction to suspend the decision rendered by the 4th Federal Court that had ordered a judicial intervention in Fundação Renova. Civil public action commenced by Associations concerning the use of tanfloc for water treatment (R$120 billion Associations claim) On 28 October 2021, the Vila Lenira Residents Association, State of Espírito Santo Rural Producers and Artisans Association, Colatina Velha Neighbourhood Residents Association, and United for the Progress of Palmeiras Neighbourhood Association filed a lawsuit against Samarco, BHP Brasil and Vale and others, including the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The plaintiffs allege the defendants carried out a clandestine study on the citizens of the locations affected by the Fundão dam failure, using tanfloc, a tanninbased flocculant/coagulant that is currently used for wastewater treatment applications. The plaintiffs claim this product allegedly put the population at risk due to its alleged experimental qualities. The plaintiffs are seeking multiple kinds of relief (material damage, moral damages, loss of profits) and payments by the defendants for water supply in all locations where there is no water source other than the Doce River. On 25 July 2022, Samarco, BHP Brasil and Vale presented their defences individually, as well as the State of Minas Gerais, the State of Espírito Santo and the Federal Government. The Court’s decision on the merits of the claim is still pending. Public civil claims currently suspended Approximately 16 of the proceedings to which BHP Brasil is a party are currently suspended due to their connection with the R$20 billion Public Civil claim and R$155 billion Federal Public Prosecutors’ Office claim. There has not yet been a ruling in these cases. The suspended proceedings include proceedings commenced by the State Prosecutors (Minas Gerais and Espírito Santo), Public Defenders (Minas Gerais and Espírito Santo) and the states of Minas Gerais and Espírito Santo against Samarco, BHP Brasil, Vale and Fundação Renova. The claims relate to environmental remediation measures, compensation for the impacts of the dam failure, including moral damages, reconstruction of properties and populations, including historical, religious, cultural, social, environmental and intangible heritages affected by the dam failure, and suspension of public water supply, among others. Other civil proceedings in Brazil As noted above, BHP Brasil has been named as a defendant in numerous lawsuits relating to the Samarco dam failure. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian Government and are ongoing, including criminal investigations by the federal and state police, and by federal prosecutors. BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns. For more information on the Samarco dam failure refer to OFR 7

238 BHP Annual Report 2023 8 Legal proceedings continued As at 30 June 2023, Samarco had been named as a defendant in more than 43,000 small claims for moral damages in which people argue their public water service was interrupted for between five and 10 days. BHP Brasil is a co-defendant in more than 23,500 of these cases. The Brazilian Code of Civil Procedure provides that repetitive claims can be settled through a proceeding known as the Resolution of Repetitive Demands Procedure (IRDR). Under the IRDR, a court will hear a ‘pilot case’ representative of such recurring legal matters and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 (approximately US$400) per individual claim for moral damages due to the suspension of public water supply. Appeals before higher courts are pending judgement. Meanwhile, Samarco has reached settlement in more than 9,900 individual cases. Criminal charges On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain of their employees and former employees in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the charged employees and former employees of BHP Brasil (Affected Individuals) filed their preliminary defences. The Federal Court granted Habeas Corpus petitions in favour of all eight Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will keep defending the charges and fully supporting each of the Affected Individuals in their defences of the charges. Australian class action claim BHP Group Limited is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Limited on the Australian Securities Exchange or shares in BHP Group Plc (now BHP Group (UK) Ltd) on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified. United Kingdom group action claim BHP Group (UK) Ltd (formerly BHP Group Plc) and BHP Group Limited are named as defendants in group action claims for damages filed in the courts of England. These claims were filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. In August 2019, the BHP parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful before the High Court and the action was dismissed. However, on 8 July 2022, the Court of Appeal reversed the dismissal decision and allowed the action to proceed in England. The BHP parties were not granted permission to appeal to the UK Supreme Court. A trial in relation to the BHP parties’ liability for the dam failure is listed to commence in October 2024. In December 2022, the BHP parties filed their defence and a contribution claim against Vale. The contribution claim contends that if the BHP parties’ defence is not successful and they are ordered to pay damages to the claimants, Vale should contribute to any amount payable. In August 2023, the High Court dismissed an application by Vale challenging the jurisdiction of the English Courts to determine the contribution claim. Subject to the outcome of any appeals by Vale in relation to jurisdiction and directions from the Court, the contribution claim will proceed in the UK. 9 Shareholder information 9.1 History and development BHP Group Limited (formerly BHP Billiton Limited, then BHP Limited and, before that, The Broken Hill Proprietary Company Limited) was incorporated in 1885 and is registered in Australia with ABN 49 004 028 077. Successive predecessor entities to BHP Group Plc have operated since 1860. 9.2 Markets As at the date of this Annual Report, BHP Group Limited has a primary listing on the Australian Securities Exchange (ASX) (ticker BHP) in Australia, a standard listing on the London Stock Exchange (LSE) (ticker BHP), a secondary listing on the Johannesburg Stock Exchange (ticker BHG) and is listed on the New York Stock Exchange (NYSE) in the United States. Trading on the NYSE is in the form of American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs), with each ADS representing two ordinary shares of BHP Group Limited. Citibank N.A. (Citibank) is the Depositary for the ADS program. BHP Group Limited’s ADSs have been listed for trading on the NYSE (ticker BHP) since 28 May 1987. 9.3 Organisational structure From June 2001 to January 2022, BHP operated under a Dual Listed Company (DLC) structure, with two separate parent companies (BHP Group Limited and BHP Group Plc (now BHP Group (UK) Limited)) and their respective subsidiaries operating as a single unified economic entity run by a unified Board and senior executive management team. On 31 January 2022, BHP unified its DLC structure, following which BHP Group Plc (now BHP Group (UK) Limited) became a subsidiary of BHP Group Limited. BHP Group Limited is now the ultimate BHP parent company of all subsidiaries within the BHP Group. 9.4 Constitution This section sets out a summary of BHP Group Limited’s Constitution, as well as other related arrangements under applicable laws and regulations. Provisions of the Constitution of BHP Group Limited can be amended only where such amendment is approved by special resolution. A ‘special resolution’ is a resolution that is passed by 75 per cent (i.e. at least three quarters) of the votes cast by BHP shareholders entitled to vote being in favour of the resolution. Directors The Board may exercise all powers of BHP, other than those that are reserved for BHP shareholders to exercise in a general meeting. Power to issue securities Under the Constitution, the Board of Directors has the power to issue any BHP shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions. The Board may issue shares on any terms it considers appropriate, provided that: – the issue does not affect any special rights of shareholders – if required, the issue is approved by shareholders – if the issue is of a class other than ordinary shares, the rights attaching to the class are expressed at the date of issue

Governance Financial Statements BHP Annual Report 2023 239 Operating and Financial Review Additional Information Restrictions on voting by Directors A Director may not vote in respect of any contract or arrangement or any other proposal in which they have a material personal interest except in certain prescribed circumstances, including (subject to applicable laws) where the material personal interest: – arises because the Director is a shareholder of BHP and is held in common with the other shareholders of BHP – arises in relation to the Director’s remuneration as a Director of BHP – relates to a contract BHP is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP if it is not approved by the shareholders – arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP – arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above – relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP, but only if the contract does not make BHP or a related body corporate the insurer – relates to any payment by BHP or a related body corporate in respect of an indemnity permitted by law, or any contract relating to or containing such an indemnity, or – is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the Director is a director of a related body corporate If a Director has a material personal interest and is not entitled to vote on a proposal, they will not be counted in the quorum for any vote on a resolution concerning the material personal interest. Loans by Directors Any Director may lend money to BHP at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP and underwrite or guarantee the subscription of shares or securities of BHP or of any corporation in which BHP may be interested without being disqualified as a Director and without being liable to account to BHP for any commission or profit. Appointment and retirement of Directors Appointment of Directors The Constitution provides that a person may be appointed as a Director of BHP by the existing Directors of BHP or may be elected by the shareholders in a general meeting. Any person appointed as a Director of BHP by the existing Directors will hold office only until the next general meeting that includes an election of Directors. A person may be nominated by shareholders as a Director of BHP if: – a shareholder provides a valid written notice of the nomination; and – the person nominated by the shareholder satisfies candidature for the office and consents in writing to his or her nomination as a Director, and the nomination is provided at least 40 business days before the date of the general meeting. The person nominated as a Director may be elected to the Board by ordinary resolution passed in a general meeting. Retirement of Directors The Board has a policy under which all Non-executive Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This policy took effect from the 2011 Annual General Meetings (AGMs) and replaced the previous system that required Non-executive Directors to submit themselves to shareholders for re-election at least every three years. A Director may be removed by BHP in accordance with applicable law and must vacate his or her office as a Director in certain circumstances set out in the Constitution. There is no requirement for a Director to retire on reaching a certain age. Rights attaching to shares Dividend rights Under Australian law, dividends on shares may be paid only if the company’s assets exceed its liabilities immediately before the dividend is determined and the excess is sufficient for payment of the dividend, the payment of the dividend is fair and reasonable to the company’s shareholders as a whole and the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. The Constitution provides that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board. All unclaimed dividends may be invested or otherwise used by the Board for the benefit of BHP Group Limited until claimed or otherwise disposed of according to law. BHP Group Limited is governed by the Victorian unclaimed monies legislation, which requires BHP Group Limited to pay to the State Revenue Office any unclaimed dividend payments of A$20 or more that have remained unclaimed for over 12 months. Voting rights For the purposes of determining which shareholders are entitled to attend or vote at a meeting of BHP Group Limited, and how many votes such shareholder may cast, the Notice of Meeting specifies when a shareholder must be entered on the Register of Shareholders in order to have the right to attend or vote at the meeting. The specified time must be not more than 48 hours before the time of the meeting. Shareholders who wish to appoint a proxy to attend, vote or speak at a meeting of BHP Group Limited on their behalf must deposit the form appointing a proxy so that it is received not less than 48 hours before the time of the meeting. Rights to share in BHP Group Limited’s profits The rights attached to the ordinary shares of BHP Group Limited, as regards the participation in the profits available for distribution that the Board determines to distribute, are as follows: – The holders of any preference shares will be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution. – Any surplus remaining after payment of the distributions above will be payable to the holders of BHP Group Limited ordinary shares in equal amounts per share. Rights on return of assets on liquidation On a return of assets on liquidation of BHP Group Limited, the assets of BHP Group Limited remaining available for distribution among shareholders after the payment of all prior ranking amounts owed to all creditors and holders of preference shares, and to all prior ranking statutory entitlements, are to be applied on an equal priority with any amount paid to the holders of BHP Group Limited ordinary shares. Any surplus remaining is to be applied in making payments solely to the holders of BHP Group Limited ordinary shares in accordance with their entitlements. Redemption of preference shares If BHP Group Limited at any time proposes to create and issue any preference shares, the terms of the preference shares may give either or both of BHP Group Limited and the holder the right to redeem the preference shares. The preference shares’ terms may also give the holder the right to convert the preference shares into ordinary shares. Under the Constitution, the preference shares must give the holders: – the right (on redemption and on a winding-up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares; and (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends; and – the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend.

240 BHP Annual Report 2023 9 Shareholder information continued Capital calls Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP has a lien on every partly paid share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days’ notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed. Borrowing powers Subject to relevant law, the Directors may exercise all powers of BHP to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and all uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of BHP or of any third party. Variation of class rights Rights attached to any class of shares issued by BHP Group Limited can only be varied where such variation is approved by: – the company as a special resolution, and – the holders of the issued shares of the affected class, either by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected, or with the written consent of members with at least 75 per cent of the votes of that class Annual General Meetings The Annual General Meeting (AGM) provides a forum to facilitate the sharing of shareholder views and is an important event in the BHP calendar. The meeting provides an update for shareholders on our performance and offers an opportunity for shareholders to ask questions and vote. To vote at an AGM, a shareholder must be a registered holder of BHP Group Limited shares at a designated time before the relevant AGM. Key members of management, including the Chief Executive Officer (CEO) and Chief Financial Officer, are present and available to answer questions. The External Auditor will also be available to answer questions. Proceedings at shareholder meetings are webcast live from our website. Copies of the speeches delivered by the Chair and CEO to the AGM are released to the relevant stock exchanges and posted on our website. The outcome of voting on the items of business are released to the relevant stock exchanges and posted on our website as soon as they are available following completion of the AGM and finalisation of the polls. More information on our AGMs is available at bhp.com/meetings Conditions governing general meetings The Board may, and must on requisition in accordance with applicable laws, call a general meeting of the shareholders at the time and place or places and in the manner determined by the Board. No shareholder may convene a general meeting of BHP except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be adjourned or cancelled, or postponed where permitted by law or the Constitution. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit subject to any applicable law. Five shareholders of the company present in person or by proxy constitute a quorum for a general meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP may appoint a person as a proxy to attend and vote for the shareholder in accordance with applicable law. All provisions of the Constitution relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held. Limitations of rights to own securities There are no limitations under the Constitution restricting the right to own BHP shares or other securities. In addition, the Australian Foreign Acquisitions and Takeovers Act 1975 imposes a number of conditions that restrict foreign ownership of Australian-based companies. For information on share control limits imposed by relevant laws refer to Additional information 9.8 Documents on display Documents filed by BHP Group Limited on the Australian Securities Exchange (ASX) are available at asx.com.au and documents filed on the London Stock Exchange (LSE) are available at data.fca.org.uk/#/nsm/ nationalstoragemechanism. Documents filed on the ASX or on the LSE are not incorporated by reference into this Annual Report. The documents referred to in this Annual Report as being available on our website, bhp.com, are not incorporated by reference and do not form part of this Annual Report. BHP Group Limited files Annual Reports and other reports and information with the US Securities and Exchange Commission (SEC). These filings are available on the SEC website at sec.gov 9.5 Share ownership Share capital The details of the share capital for BHP Group Limited are presented in Financial Statements note 17 ‘Share capital’ and remain current as at 12 July 2023. Major shareholders The table in ‘Ordinary share holdings and transactions’ in Remuneration Report 5.4 and the information set out in ‘Executive Key Management Personnel’ in Directors’ Report 3 present information pertaining to the shares in BHP Group Limited held by Directors and members of the Key Management Personnel. BHP Group Limited is not directly or indirectly controlled by another corporation or by any government. No shareholder possesses voting rights that differ from those attaching to all of BHP Group Limited’s voting securities.

Operating and Financial Review | Governance | Financial Statements | Additional Information

Substantial shareholders in BHP Group Limited

The following table shows holdings of 5 per cent or more of voting rights in BHP Group Limited's shares as notified to BHP Group Limited under the Australian Corporations Act 2001 (Cth), Section 671B as at 12 July 2023.

Title of class	Identity of person or group	Date of last notice: Date received	Date of last notice: Date of change	Number owned	% of total voting rights[1]
Ordinary shares	BlackRock Group[2]	03 February 2022	31 January 2022	347,008,470	6.85%
Ordinary shares	Citigroup Global Markets Australia Pty Limited	26 April 2022	21 April 2022	318,921,856.17	6.2999%
Ordinary shares	State Street Corporation	23 August 2022	19 August 2022	257,572,961	5.08%
Ordinary shares	The Vanguard Group Inc.	13 September 2022	07 September 2022	253,318,530	5.001%

1 The percentages quoted are based on the voting rights provided in the last substantial shareholders' notice.
2 In addition, on 3 February 2022, BlackRock Group notified that, as of 31 January 2022, it owned 4,152,969 American Depositary Receipts, with a voting power of 0.08 per cent. Each American Depositary Receipt represents two fully paid ordinary shares in BHP Group Limited.

Twenty largest shareholders as at 12 July 2023 (as named on the Register of Shareholders)[1]

BHP Group Limited	Number of fully paid shares	% of issued capital
1. HSBC Custody Nominees (Australia) Limited[2]	1,344,550,216	26.54
2. J P Morgan Nominees Australia Pty Limited	824,770,001	16.28
3. Citicorp Nominees Pty Ltd	360,153,883	7.11
4. Computershare Clearing Pty Ltd <CCNL DI A/C>[3]	302,277,753	5.97
5. Citicorp Nominees Pty Limited <Citibank NY ADR DEP A/C>	290,089,527	5.73
6. South Africa Control A/C\C[4]	192,465,713	3.80
7. National Nominees Limited	127,674,404	2.52
8. BNP Paribas Noms Pty Ltd <DRP>	115,497,480	2.28
9. BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	74,801,100	1.48
10. Citicorp Nominees Pty Limited <Colonial First State Inv A/C>	44,398,568	0.88
11. HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	34,476,761	0.68
12. BNP Paribas Nominees Pty Ltd ACF Clearstream	24,318,855	0.48
13. Computershare Nominees CI Ltd <ASX Shareplus Control A/C>	20,941,232	0.41
14. HSBC Custody Nominees (Australia) Limited	16,825,891	0.33
15. Netwealth Investments Limited <Wrap Services A/C>	13,807,387	0.27
16. Australian Foundation Investment Company Limited	13,413,159	0.26
17. BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd <DRP A/C>	12,226,658	0.24
18. Buttonwood Nominees Pty Ltd	9,272,989	0.18
19. Argo Investments Limited	9,218,304	0.18
20. BNP Paribas Noms (NZ) Ltd <DRP>	5,880,732	0.12
	3,837,060,613	**75.74**

1 Many of the 20 largest shareholders shown for BHP Group Limited hold shares as a nominee or custodian. In accordance with the reporting requirements, the tables reflect the legal ownership of shares and not the details of the underlying beneficial holders.
2 HSBC Custody Nominees (Australia) Limited is listed twice in the above table as they are registered separately under the same name on the share register.
3 Computershare Clearing Pty Ltd <CCNL DI A/C> represents the Depositary Interest Register (UK).
4 South Africa Control A/C\C represents the South African branch register.

US share ownership as at 12 July 2023

	BHP Group Limited			
	Number of shareholders	%	Number of shares	%
Classification of holder				
Registered holders of voting securities	1,804	0.29	4,714,879	0.09
ADR holders	1,993	0.32	290,089,526[1]	5.73

1 These shares translate to 145,044,763 ADRs.

Distribution of shareholdings by size as at 12 July 2023

	BHP Group Limited			
	Number of shareholders	%	Number of shares[1]	%
Size of holding				
1–500[2]	299,378	48.48	59,104,212	1.17
501–1,000	108,853	17.63	83,177,446	1.64
1,001–5,000	165,286	26.77	370,764,005	7.32
5,001–10,000	26,413	4.28	186,116,030	3.67
10,001–25,000	13,375	2.17	200,689,180	3.96
25,001–50,000	2,801	0.45	95,935,712	1.89
50,001–100,000	922	0.15	63,529,043	1.25
100,001–250,000	349	0.06	49,821,924	0.98
250,001–500,000	736	0.01	24,901,991	0.49
500,001 – and over	77	0.01	3,391,781,013	77.61
Total	**617,527**	**100**	**5,065,820,556**	**100**

1 One ordinary share entitles the holder to one vote.
2 The number of BHP Group Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$44.07 as at 12 July 2023 was 7,128.

BHP | Annual Report 2023 | 241

242 BHP Annual Report 2023 9 Shareholder information continued 9.6 Dividends Policy The Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of Underlying attributable profit (Continuing operations) at every reporting period. For information on Underlying attributable profit (Continuing operations) for FY2023 refer to OFR 4.2 and OFR 10. The Board will assess, at each reporting period, the ability to pay amounts additional to the minimum payment, in accordance with the Capital Allocation Framework, as described in OFR 2. In FY2023, we determined our dividends and other distributions in US dollars as it is our main functional currency. Payments BHP Group Limited shareholders may have their cash dividends paid directly into their bank account in Australian dollars, UK pounds sterling, New Zealand dollars, South African rand or US dollars, provided they have submitted direct credit details and if required, a valid currency election nominating a financial institution to the BHP Share Registrar no later than close of business on the dividend reinvestment plan election date. BHP Group Limited shareholders who do not provide their direct credit details will receive dividend payments by way of a cheque in Australian dollars. BHP Group Limited shareholders who reside in New Zealand must provide valid direct credit details to receive their dividend payment. Dividend reinvestment plan BHP offers a dividend reinvestment plan to registered shareholders, which provides shareholders the opportunity to reinvest dividends to purchase additional BHP shares in the market, rather than receiving dividends in cash. Participation in the plan is entirely optional and is subject to the terms and conditions of the plan, which can be found at bhp.com/DRP. 9.7 American Depositary Receipts fees and charges We have an American Depositary Receipts (ADR) program for BHP Group Limited which has a 2:1 ordinary shares to American Depositary Share (ADS) ratio. Depositary fees Citibank serves as the depositary bank for our ADR program. ADR holders agree to the terms in the deposit agreement filed with the SEC for depositing ordinary shares or surrendering ADSs for cancellation and for certain services as provided by Citibank. Holders are required to pay certain fees for general depositary services provided by Citibank, as set out in the tables below. Standard depositary fees Depositary service Fee payable by the ADR holders Issuance of ADSs upon deposit of shares Up to US$5.00 per 100 ADSs (or fraction thereof) issued Delivery of Deposited Securities against surrender of ADSs Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered Distribution of Cash Dividends Up to US$1.50 per 100 ADSs (or fraction thereof) held Corporate actions depositary fees Depositary service Fee payable by the ADR holders Cash Distributions other than Cash Dividends (i.e. sale of rights, other entitlements, return of capital) Up to US$2.00 per 100 ADSs (or fraction thereof) held Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs. Excludes stock dividends and stock splits Up to US$5.00 per 100 ADSs (or fraction thereof) held Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares) Up to US$5.00 per 100 ADSs (or fraction thereof) held Distribution of ADSs pursuant to an ADR ratio change in which shares are distributed No fee Fees payable by the Depositary to the Issuer Citibank has provided BHP a net reimbursement of US$6,471,351.30 in FY2023 for ADR program-related expenses for BHP’s ADR program. ADR program-related expenses include legal and accounting fees, listing fees, expenses related to investor relations in the United States, fees payable to service providers for the distribution of material to ADR holders, expenses of Citibank as administrator of the ADS Direct Plan and expenses to remain in compliance with applicable laws. Citibank has further agreed to waive other ADR program-related expenses for FY2023, amounting to US$31,194.37, which are associated with the administration of the ADR program. The ADSs issued under our ADR program trade on the NYSE under the stock ticker BHP. As of 12 July 2023, there were 145,044,763 ADSs on issue and outstanding in the BHP Group Limited ADR program. Charges Holders are also required to pay the following charges in connection with depositing of ordinary shares and surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities: taxes and other governmental charges, registration fees, transmission and delivery expenses, expenses and charges incurred by the depositary in the conversion of foreign currency, fees and expenses of the depositary in connection with compliance with exchange control regulations and other regulatory requirements and fees and expenses incurred by the depositary or other nominee in connection with servicing or delivery of deposit securities. 9.8 Government regulations Our business is subject to a broad range of laws and regulations imposed by governments and regulatory bodies. These regulations touch all aspects of our business, including how we extract, process and explore for minerals and how we conduct our operations, including regulations governing matters such as environmental protection, land rehabilitation, occupational health and safety, human rights, the rights and interests of Indigenous peoples, competition, foreign investment, export, marketing of minerals, and taxes. The ability to extract and process minerals is fundamental to BHP. In most jurisdictions, the rights to extract mineral deposits are owned by the government. We obtain the right to access the land and extract the product by entering into licences or leases with the government that owns the mineral deposit. We also rely on governments to grant the rights necessary to transport and treat the extracted material to prepare it for sale. The terms of the lease or licence, including the time period of the lease or licence, vary depending on the laws of the relevant government or terms negotiated with the relevant government. Generally, we own the product we extract and we are required to pay royalties or other taxes to the government. Following the expiration of the 10-year freeze on coal royalties on 30 June 2022, from 1 July 2022 a progressive system of coal royalties in the State of Queensland with a tiered approach replaced the fixed royalty amount of 15 per cent on any amounts above A$150 per tonne. The progressive royalty system applies higher royalty rates as the price of coal passes certain monetary thresholds. The royalty rates for amounts up to and including A$150 did not change despite the expiry of the royalty freeze. For more information refer to OFR 5.1

Governance Financial Statements BHP Annual Report 2023 243 Operating and Financial Review Additional Information On 17 May 2023, the Chilean Congress approved a mining royalty bill to establish a new regulatory tax framework for copper mining activities. In general terms, the approved bill establishes that mining operators will be subject to an ad-valorem component of one per cent plus a margin component that ranges from eight per cent to 26 per cent with a maximum tax rate of 46.5 per cent. The new mining royalties take effect from 1 January 2024, subject to existing tax stability agreements. It is expected that Escondida and Spence will be affected by this new tax from CY2024 and CY2033, respectively. The rights to explore for minerals are granted to us by the government that owns the natural resources we wish to explore. Usually, the right to explore carries with it the obligation to spend a defined amount of money on the exploration, or to undertake particular exploration activities. Environmental protection, mine closure, land rehabilitation and occupational health and safety are principally regulated by governments and to a lesser degree, if applicable, by leases. These obligations often require us to make substantial expenditures to minimise or remediate the environmental impact of our assets and to ensure the safety of our employees, contractors and the communities where we operate. Regulations setting emissions standards for fuels used to power vehicles and equipment at our assets and the modes of transport used in our supply chains can also have a substantial impact, both directly and indirectly, on the markets for these products, with flow-on impacts on our costs. For more information on these types of obligations refer to OFR 6 The Aboriginal Cultural Heritage Act 2021 (WA) (ACH Act), which had strengthened the Western Australian Government’s Authority to regulate land use (including mining activities), was passed by the Parliament of Western Australia in December 2021 and took effect on 1 July 2023. However, the Western Australian Government has confirmed its intention to repeal it and revert back to the previous Aboriginal Cultural Heritage Act 1972 (WA) (with limited amendments). In many of the jurisdictions where we operate, legislation and regulations are increasingly being enacted in response to climate change. For example, as a result of the Paris Agreement, a number of governments, including Australia, Chile, Canada and the United States, have submitted Nationally Determined Contributions to reduce national greenhouse gas emissions (GHG). Further, the governments in a number of regions where we operate have advanced targets and goals to reduce GHGs. In Australia, the National Greenhouse and Energy Reporting Act 2007 imposes requirements for corporations meeting a certain threshold to register and report company information about greenhouse gas emissions and energy production and consumption as part of a single, national reporting scheme and establishes the Safeguard Mechanism to keep certain GHG emissions at or below legislated limits, known as baselines, for Australia’s largest industrial facilities. On 30 March 2023, the Safeguard Mechanism (Crediting) Amendment Bill 2023 was passed, which applies reforms to the Safeguard Mechanism from 1 July 2023 that are intended to reduce Scope 1 GHG emissions at Australia’s largest industrial facilities on a trajectory consistent with achieving Australia’s GHG emission reduction targets of 43 per cent below 2005 levels by 2030 and net zero by 2050. Facilities that exceed their progressively declining legislated baselines may apply credits to meet the compliance obligations. Further, a number of regulators in relevant jurisdictions for BHP have proposed or foreshadowed disclosure rules that would require enhanced climate-related and broader sustainability-related disclosures. While it is not yet possible to reasonably estimate the exact nature, extent, timing and cost or other impacts of any future climate change or broader sustainabilityrelated regulatory programs or future legislative action that may be enacted, we anticipate that we will be required to dedicate more resources to address legislative or regulatory changes. For more information refer to OFR 6.12 From time to time, certain trade sanctions are adopted by the United Nations (UN) Security Council and/or various governments, including in the United Kingdom, the United States, the European Union (EU), China and Australia against certain countries, entities or individuals, that may restrict our ability to sell extracted minerals, oil or natural gas to, and/or our ability to purchase goods or services from, these countries, entities or individuals. Shareholding limits Under current Australian legislation, the payment of any dividends, interest or other payments by BHP Group Limited to non-resident holders of BHP Group Limited’s shares is not restricted by exchange controls or other limitations, except that, in certain circumstances, BHP Group Limited may be required to withhold Australian taxes. From time to time, certain sanctions are adopted by the UN Security Council and/or various governments, including in the United Kingdom, the United States, the EU and Australia. Those sanctions prohibit or, in some cases, impose certain approval and reporting requirements on transactions involving sanctioned countries, entities and individuals and/or assets controlled or owned by them. Certain transfers into or out of Australia of amounts greater than A$10,000 in any currency may also be subject to reporting requirements. The Australian Foreign Acquisitions and Takeovers Act 1975 (the FATA) restricts certain acquisitions of interests in securities in Australian companies, including BHP Group Limited. Generally, under the FATA, the prior approval of the Australian Treasurer must be obtained for proposals by a foreign person (either alone or together with its associates) to acquire 20 per cent or more of the voting power or issued securities in an Australian company. Lower approval thresholds apply in certain circumstances, including for acquisitions of interests in entities that operate a ‘national security business’, and acquisitions of interests by foreign government investors of voting power or issued securities in an Australian company. The FATA also empowers the Treasurer to make certain orders prohibiting acquisitions by foreign persons in Australian companies, including BHP Group Limited (and requiring divestiture if the acquisition has occurred) where the Treasurer considers the acquisition to be contrary to national security or the national interest. Except for the restrictions under the FATA, there are no limitations, either under Australian law or under the Constitution of BHP Group Limited, on the right of non-residents to hold or vote BHP Group Limited ordinary shares. Post-unification requirements under FATA The Treasurer gave approval under the FATA for the actions taken as part of implementation of the unification of BHP’s DLC structure on the conditions set out below: – BHP Group Limited remains an Australian resident company, incorporated under the Corporations Act, that is listed on the ASX under the name ‘BHP Group Limited’ and trades under that name. – BHP Group Limited remains the ultimate holding company of and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of BHP Group Limited, including the Minerals and Services businesses, for so long as those businesses form part of the BHP Group. – The headquarters of BHP Group Limited (including the BHP Group’s corporate head offices) are to be in Australia. – The Chief Executive Officer of BHP Group Limited has their principal office in Australia. – The centre of administrative and practical management of BHP Group Limited is in Australia and BHP Group Limited’s corporate head office activities, of the kind presently carried on in Australia, continue to be managed in Australia. – The headquarters of BHP Group Limited is publicly acknowledged as being in Australia in significant public announcements and in all public documents. – The Chief Executive Officer of BHP Group Limited has their principal place of residence in Australia. – The majority of all regularly scheduled Board meetings of BHP Group Limited in any calendar year occurs in Australia.

244 BHP Annual Report 2023 10 Glossary 10.1 Mining-related terms 3D Three dimensional. AIG The Australian Institute of Geoscientists. Anth (Anthracite) Coal of high rank with the highest carbon content. APEGS Association of Professional Engineers and Geoscientists of Saskatchewan. AusIMM The Australasian Institute of Mining and Metallurgy. Beneficiation The process of physically separating ore from waste material prior to subsequent processing of the improved ore. Bituminous Coal of intermediate rank with relatively high carbon content. Block cave An area resulting from an underground mining method where the orebody is undermined to make it collapse under its own weight. Brownfield The development or exploration located inside the area of influence of existing mine operations which can share infrastructure/management. Coal Reserves Equivalent to Ore Reserves, but specifically concerning coal. Coal Resources Equivalent to Mineral Resources, but specifically concerning coal. Coking coal Used in the manufacture of coke, which is used in the steelmaking process by virtue of its carbonisation properties. Coking coal may also be referred to as metallurgical coal. Competent Person A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a ‘Recognised Professional Organisation’ (RPO), as included in a list available on the JORC and ASX websites. These organisations have enforceable disciplinary processes, including the powers to suspend or expel a member. A Competent Person must have a minimum of five years’ relevant experience in the style of mineralisation or type of deposit under consideration and in the activity that the person is undertaking (JORC Code, 2012 Edition). Copper cathode Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning. Cut-off grade A nominated grade above which an Ore Reserve or Mineral Resource is defined. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserve. Electrowinning/electrowon An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode. Energy coal Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal. FAusIMM Fellow of the Australasian Institute of Mining and Metallurgy. Flotation A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink. Grade or Quality Any physical or chemical measurement of the characteristics of the material of interest in samples or product. Greenfield The development or exploration located outside the area of influence of existing mine operations/infrastructure. Hypogene Sulphide Hypogene mineralisation is formed by fluids at high temperature and pressure derived from magmatic activity. Copper in Hypogene Sulphide is mainly provident from the copper bearing mineral chalcopyrite and higher metal recoveries are achieved via grinding/flotation concentration processes. Indicated (Mineral) Resources That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit (JORC Code, 2012 Edition). Inferred (Mineral) Resources That part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity (JORC Code, 2012 Edition). In situ Situated in the original place. JORC (Joint Ore Reserves Committee) Code A set of minimum standards, recommendations and guidelines for public reporting in Australasia of Exploration Results, Mineral Resources and Ore Reserves. The guidelines are defined by the Australasian Joint Ore Reserves Committee (JORC), which is sponsored by the Australian mining industry and its professional organisations. Leaching The process by which a soluble metal can be economically recovered from minerals in ore by dissolution. LOI (loss on ignition) A measure of the percentage of volatile matter (liquid or gas) contained within a mineral or rock. LOI is determined to calculate loss in mass when subjected to high temperatures. MAIG Member of the Australian Institute of Geoscientists. Marketable (Coal) Reserves Represents beneficiated or otherwise enhanced coal product where modifications due to mining, dilution and processing have been considered, must be publicly reported in conjunction with, but not instead of, reports of Coal Reserves. The basis of the predicted yield to achieve Marketable Coal Reserves must be stated (JORC Code, 2012). MAusIMM Member of the Australasian Institute of Mining and Metallurgy. Measured (Mineral) Resources That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit (JORC Code, 2012 Edition). Metallurgical coal A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process. Mineral Resources A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling (JORC Code, 2012 Edition). Mineralisation Any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest. Mixed (ore type) Refer to Transitional Sulphide. Modifying Factors Considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Nickel intermediates Concentrate, matte, residue, and mixed sulphides. Nominated production rate The approved average production rate for the remainder of the life-of-asset plan or five-year plan production rate if significantly different to life-of-asset production rate. Open-cut (OC) Surface working in which the working area is kept open to the sky. Ore Reserves The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified (JORC Code, 2012 Edition). PCI Pulverised coal injection. PEGBC Association of Professional Engineers and Geoscientists of the Province of British Columbia. Probable (Ore) Reserves The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve. Consideration of the confidence level of the Modifying Factors is important in conversion of Mineral Resources to Ore Reserves. A Probable Ore Reserve has a lower level of confidence than a Proved Ore Reserve but is of sufficient quality to serve as the basis for a decision on the development of the deposit (JORC Code, 2012 Edition). Proved (Ore) Reserves The economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors. A Proved Ore Reserve represents the highest confidence category of reserve estimate and implies a high degree of confidence in geological and grade continuity, and the consideration of the Modifying Factors. The style of mineralisation or other factors could mean that Proved Ore Reserves are not achievable in some deposits (JORC Code, 2012 Edition). Reserve Life Current stated Ore Reserves estimate divided by the current approved nominated production rate as at the end of the financial year. ROM (run of mine) Run of mine product mined in the course of regular mining activities. Tonnes include allowances for diluting materials and for losses that occur when the material is mined. Slag A by-product of smelting after the desired metal has been extracted from its ore. Smelting The process of extracting metal from its ore by heating and melting. Solvent extraction A method of separating one or more metals from a leach solution by treating with a solvent that will extract the required metal, leaving the others. The metal is recovered from the solvent by further treatment. Stockpile An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes or material dug and piled for future use.

Governance Financial Statements BHP Annual Report 2023 245 Operating and Financial Review Additional Information Sub-level cave An area within an underground mine which uses the sub-level cave method. This is where an orebody is extracted from the upper horizons first and mining progresses downwards level by level. Supergene Sulphide Supergene is a term used to describe near-surface processes and their products, formed at low temperature and pressure by the activity of meteoric or surface water. Copper in Supergene Sulphide is mainly provident from the copper bearing minerals chalcocite and covellite and is amenable to both grinding/flotation concentration and leaching processes. Tailings Those portions of washed or milled ore that are too poor to be treated further or remain after the required metals and minerals have been extracted. Total (Mineral) Resources The sum of Inferred, Indicated and Measured Mineral Resources. Total (Ore) Reserves The sum of Proved and Probable Ore Reserves. Transitional Sulphide Transitional Sulphide is a term used to describe the zone of mineralisation that is a gradation between Supergene Sulphide and Hypogene Sulphide resulting from the incomplete development of the former as it overprints the latter. This results in a more irregular distribution of the three main copper bearing minerals and is amenable to both grinding/ flotation concentration and leaching processes. Troy oz Troy ounce is a unit of measure of precious metals. Underground (UG) Below the surface mining activities. Wet tonnes Production is usually quoted in terms of wet metric tonnes (wmt). To adjust from wmt to dry metric tonnes (dmt) a factor is applied based on moisture content. Yield The percentage of material of interest that is extracted during mining and/or processing. 10.3 Units of measure Term Definition % percentage or per cent CO2-e carbon-dioxide equivalent dmt dry metric tonne g/t grams per tonne ha hectare kcal/kg kilocalories per kilogram kg/tonne or kg/t kilograms per tonne km kilometre koz thousand troy ounces kt kilotonnes ktpa kilotonnes per annum ktpd kilotonnes per day kV kilovolt kW kilowatt kWh kilowatt hour lb pound m metre m³ cubic metre ML megalitre Mt million tonnes Mtpa million tonnes per annum MW megawatt oz troy ounce ppm parts per million scf standard cubic feet t tonne t/h tonnes per hour tpa tonnes per annum tpd tonnes per day TW terawatt TWh terawatt hour wmt wet metric tonnes 10.2 Terms used in reserves and resources Term Definition Ag silver AI2O3 alumina Anth anthracite Ash inorganic material remaining after combustion Au gold Cu copper CV calorific value Fe iron Insol. insolubles K2O potassium oxide KCl potassium chloride LOI loss on ignition LPL Lower Patience Lake (stratigraphic unit) Met metallurgical coal MgO magnesium oxide Mo molybdenum Ni nickel NiSO4 nickel sulphate NSR net smelter return P phosphorous Pc phosphorous in concentrate PCI pulverised coal injection S sulphur SCu soluble copper SiO2 silica TCu total copper Th thermal coal U3O8 uranium oxide VM volatile matter Zn zinc

246 BHP Annual Report 2023 10 Glossary continued 10.4 Other terms AASB (Australian Accounting Standards Board) Accounting standards as issued by the Australian Accounting Standards Board. Activity data A quantitative measure of a level of activity that results in greenhouse gas emissions. Activity data is multiplied by an energy and/or emissions factor to derive the energy consumption and greenhouse gas emissions associated with a process or an operation. Examples of activity data include kilowatt-hours of electricity used, quantity of fuel used, output of a process, hours equipment is operated, distance travelled and floor area of a building. ADR (American Depositary Receipt) An instrument evidencing American Depositary Shares or ADSs, which trades on a stock exchange in the United States. ADS (American Depositary Share) A share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and, if listed, trade them on the stock exchanges in the United States. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that, if listed, trade on a stock exchange in the United States. ASIC (Australian Securities and Investments Commission) The Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors. Assets Assets are a set of one or more geographically proximate operations (including open-cut mines and underground mines). Assets include our operated and non-operated assets. ASX (Australian Securities Exchange) ASX is a multi-asset class vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. It oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies and helps educate retail investors. BHP BHP Group Limited and its subsidiaries. BHP Group Limited BHP Group Limited and its subsidiaries. BHP Group Limited share A fully paid ordinary share in the capital of BHP Group Limited. BHP Group Limited shareholders The holders of BHP Group Limited shares. BHP Group Limited Special Voting Share A single voting share issued to facilitate joint voting by shareholders of BHP Group Limited on Joint Electorate Actions (prior to unification of the DLC structure). BHP Group Plc BHP Group Plc (now known as BHP Group (UK) Ltd) and its subsidiaries. BHP Group Plc share A fully paid ordinary share in the capital of BHP Group Plc (now known as BHP Group (UK) Ltd). BHP Group Plc shareholders The holders of BHP Group Plc shares (prior to unification of the DLC structure). BHP Group Plc Special Voting Share A single voting share issued to facilitate joint voting by shareholders of BHP Group Plc (now known as BHP Group (UK) Ltd) on Joint Electorate Actions (prior to unification of the DLC structure). BHP Group (UK) Ltd BHP Group (UK) Ltd (formerly known as BHP Group Plc) and its subsidiaries. BHP shareholders In the context of BHP’s financial results, BHP shareholders refers to the holders of shares in BHP Group Limited. BMA The BHP Mitsubishi Alliance. Board The Board of Directors of BHP. BOS BHP Operating System. Carbon credit The reduction or removal of carbon dioxide, or the equivalent amount of a different greenhouse gas (GHG), using a process that measures, tracks and captures GHGs to compensate for an entity’s GHG emissions exuded elsewhere. Credits may be generated through projects in which GHG emissions are avoided, reduced, removed from the atmosphere or permanently stored (sequestration). Carbon credits are generally created and independently verified in accordance with either a voluntary program or under a regulatory program. The purchaser of a carbon credit can ‘retire’ or ‘surrender’ it to claim the underlying reduction towards their own GHG emissions reduction targets or goals or to meet legal obligations, which is also referred to as carbon offsetting or offsetting. Carbon neutral Carbon neutral includes all those greenhouse gas emissions as defined for BHP reporting purposes. CBWT (context-based water targets) Context-based water targets aim to address the water challenges shared by BHP and other stakeholders in the regions where we operate. These targets are based on what we heard from others and our own assessment of water-related risks and opportunities. CEO Water Mandate The CEO Water Mandate is a UN Global Compact initiative that mobilises business leaders on water, sanitation, and the Sustainable Development Goals. Companies that endorse the CEO Water Mandate commit to continuous progress against six core elements of their water stewardship practice and in so doing, better understand and manage their own water risks. The six core areas are: Direct Operations, Supply Chain & Watershed Management, Collective Action, Public Policy, Community Engagement and Transparency. BHP is an active signatory of the Mandate. CO2-e (carbon dioxide equivalent) The universal unit of measurement to indicate the global warming potential (GWP) of each greenhouse gas, expressed in terms of the GWP of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) different greenhouse gases against a common basis. Commercial Our Commercial function seeks to maximise commercial and social value across our end-to-end supply chain. It provides effective and efficient service levels to our assets and customers through world-class insights and market intelligence, deep subject-matter expertise, simple processes and centralised standard activities. The function is organised around the core activities in our inbound and outbound value chains, supported by credit and market risk management, and strategy and planning activities. Company BHP Group Limited and its subsidiaries Continuing operations Assets/operations/ entities that are owned and/or operated by BHP, excluding assets/operations/entities classified as Discontinued Operations. Convention of Biological Diversity The Convention on Biological Diversity (CBD) is the international legal instrument for ‘the conservation of biological diversity, the sustainable use of its components and the fair and equitable sharing of the benefits arising out of the utilization of genetic resources’ that has been ratified by 196 nations. Discontinued operations Assets/operations/ entities that have either been disposed of or are classified as held for sale in accordance with IFRS 5/AASB 5 Non-current Assets Held for Sale and Discontinued Operations. Dividend record date The date, determined by a company’s board of directors, by when an investor must be recorded as an owner of shares in order to qualify for a forthcoming dividend. DLC (Dual Listed Company) BHP’s Dual Listed Company structure had two parent companies (BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd)) operating as a single economic entity as a result of the DLC merger. The DLC structure was unified on 31 January 2022. DLC Dividend Share A share to enable a dividend to be paid by BHP Group Plc to BHP Group Limited or by BHP Group Limited to BHP Group Plc (as applicable) prior to unification of the DLC structure. DLC merger The Dual Listed Company merger between BHP Group Limited and BHP Group Plc (now known as BHP Group (UK) Ltd) on 29 June 2001. ECR (Economic Contribution Report) BHP’s Economic Contribution Report for the year ended 30 June 2023. ELT (Executive Leadership Team) The Executive Leadership Team directly reports to the Chief Executive Officer and is responsible for the day-to-day management of BHP and leading the delivery of our strategic objectives. Emission factor A factor that converts activity data into greenhouse gas emissions data (e.g. kg CO2-e emitted per GJ of fuel consumed, kg CO2-e emitted per KWh of electricity used). Energy Energy means all forms of energy products where ‘energy products’ means combustible fuels, heat, renewable energy, electricity or any other form of energy from operations that are owned or controlled by BHP. The primary sources of energy consumption come from fuel consumed by haul trucks at our operated assets, as well as purchased electricity used at our operated assets. Energy content factor The energy content of a fuel is an inherent chemical property that is a function of the number and types of chemical bonds in the fuel. Entrained water Entrained water includes water incorporated into product and/or waste streams, such as tailings, that cannot be easily recovered. Equity share approach A consolidation approach whereby a company accounts for greenhouse gas emissions from operations according to its share of equity in the operation. The equity share reflects economic interest, which is the extent of rights a company has to the risks and rewards flowing from an operation. Also see the definition for Operational control approach. ESG Environmental, Social and Governance. Executive KMP (Key Management Personnel) Executive Key Management Personnel includes the Executive Director (our CEO), the Chief Financial Officer, President Australia, President Americas, and the Chief Operating Officer. It does not include the Non-Executive Directors (our Board). Financial control approach A consolidation approach whereby a company reports greenhouse gas emissions based on the accounting treatment in the company’s consolidated financial statements, as follows: – 100 per cent for operations accounted for as subsidiaries, regardless of the equity interest owned – for operations accounted for as a joint operation, the company’s interest in the operations It does not report greenhouse gas emissions from operations that are accounted for using the equity method in the company’s financial statements. Fugitve methane emissions Methane emissions that are not physically controlled but result from the intentional or unintentional releases of methane from coal mining. Functions Functions operate along global reporting lines to provide support to all areas of the organisation. Functions have specific

Governance Financial Statements BHP Annual Report 2023 247 Operating and Financial Review Additional Information accountabilities and deep expertise in areas such as finance, legal, governance, technology, human resources, corporate affairs, health, safety and community. Future-facing commodity A commodity that BHP determines to be positively leveraged in the energy transition and broader global response to climate change, with potential for decades-long demand growth to support emerging mega-trends like electrification and decarbonisation. Currently, the major commodities in the BHP portfolio that fall within this criterion include copper, nickel and potash. GBF (Kunming-Montreal Global Biodiversity Framework) The Kunming-Montreal Global Biodiversity Framework is a set of targets and goals adopted by the 15th Conference of Parties (COP15) to the United Nations Convention on Biological Diversity (CBD) in December 2022 that aims to address the loss of biodiversity and restore natural ecosystems by 2030. Gearing ratio The ratio of net debt to net debt plus net assets. GHG (greenhouse gas) For BHP reporting purposes, these are the aggregate anthropogenic carbon dioxide equivalent emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF6). Nitrogen trifluoride (NF3) GHG emissions are currently not relevant for BHP reporting purposes. GHG emissions in this report are presented in tonnes CO2-e or its multiples, unless otherwise stated. Global goal for nature The global goal for nature defines what is needed to halt and reverse today’s current state of loss of nature. It is supported by a number of organisations that ask governments to adopt the goal at the international level, which each country, the private sector, communities and others can contribute to achieving. Goal (in respect of greenhouse gas emissions) An ambition to seek an outcome for which there is no current pathway(s), but for which efforts will be pursued towards addressing that challenge, subject to certain assumptions or conditions. Green hydrogen Hydrogen produced using electrolysis powered by renewable energy, with no associated Scope 1 or Scope 2 GHG emissions. GRI (Global Reporting Initiative) The Global Reporting Initiative works with businesses and governments to understand and communicate their impact on critical sustainability issues. Groundwater Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media such as soil, rock, coal, and sand, often forming aquifers. Groundwater may be abstracted for use from bore fields or accessed via dewatering to access ore. For accounting purposes, water that is entrained in the ore can be considered as groundwater. Group BHP Group Limited and its subsidiaries. GWP (global warming potential) A factor describing the radiative forcing impact (degree of harm to the atmosphere) of one unit of a given greenhouse gas relative to one unit of CO2. BHP currently uses GWP from the Intergovernmental Panel on Climate Change (IPCC) Assessment Report 5 (AR5) based on a 100-year timeframe. HPI (high-potential injuries) High-potential injuries are recordable injuries and first aid cases where there was the potential for a fatality. ICMM (International Council on Mining and Metals) The International Council on Mining and Metals is an international organisation dedicated to a safe, fair and sustainable mining and metals industry. IFRS (International Financial Reporting Standards) Accounting standards as issued by the International Accounting Standards Board. IPCC (Intergovernmental Panel on Climate Change) The Intergovernmental Panel on Climate Change is the United Nations body for assessing the science related to climate change. IUCN (International Union for Conservation of Nature) The International Union for Conservation of Nature is an international organisation working in the field of nature conservation and sustainable use of natural resources. KMP (Key Management Personnel) Key Management Personnel (KMP) includes the roles which have the authority and responsibility for planning, directing and controlling the activities of BHP. These are Non-executive Directors, the CEO, the Chief Financial Officer, President Australia, President Americas and the Chief Operating Officer. KPI (key performance indicator) Used to measure the performance of the Group, individual businesses and executives in any one year. Legacy assets Legacy assets refer to those BHP operated assets, or part thereof, located in the Americas that are in the closure phase. LME (London Metal Exchange) A major futures exchange for the trading of industrial metals. Location-based reporting Scope 2 greenhouse gas emissions based on average energy generation emission factors for defined geographic locations, including local, subnational, or national boundaries (i.e. grid factors). In the case of a direct line transfer, the location-based emissions are equivalent to the market-based emissions. Market-based reporting Scope 2 greenhouse gas emissions based on the generators (and therefore the generation fuel mix from which the reporter contractually purchases electricity and/or is directly provided electricity via a direct line transfer). Nature positive A high-level goal and concept describing a future state of nature (e.g. biodiversity, ecosystem services and natural capital) which is greater than the current state. This definition comes from the Taskforce on Nature-related Financial Disclosures (TNFD) Framework – Beta release v0.1 and the World Business Council for Sustainable Development (WBCSD). Net zero (for a BHP GHG reduction goal, target or pathway, or similar) Net zero includes the use of carbon credits as governed by BHP’s approach to carbon offsetting described at bhp.com/climate. Net zero (for industry sectors, the global economy, transition or future, or similar) Net zero refers to a state in which the greenhouse gases (as defined in this Glossary) going into the atmosphere are balanced by removal out of the atmosphere. NGER (National Greenhouse and Energy Reporting Scheme) The Australian National Greenhouse and Energy Reporting scheme is a single national framework for reporting and disseminating company information about greenhouse gas emissions, energy production, energy consumption and other information specified under the National Greenhouse and Energy Reporting Act 2007. Nickel intermediates Concentrate, matte, residue and mixed sulphides. Non-operated asset/non-operated joint venture (NOJV) Non-operated assets/non-operated joint ventures include interests in assets that are owned as a joint venture but not operated by BHP. References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. NSWEC New South Wales Energy Coal Occupational illness An illness that occurs as a consequence of work-related activities or exposure. It includes acute or chronic illnesses or diseases, which may be caused by inhalation, absorption, ingestion or direct contact. OELs (occupational exposure limits) An occupational exposure limit is an upper limit on the acceptable concentration of a hazardous substance in workplace air for a particular material or class of materials. OELs may also be set for exposure to physical agents such as noise, vibration or radiation. Offsetting (in relation to GHG emissions) The use of carbon credits. Refer to the definition of carbon credit. OFR BHP’s Operating and Financial Review for the year ended 30 June 2023. Onshore US BHP’s Petroleum asset (divested in the year ended 30 June 2019) in four US shale areas (Eagle Ford, Permian, Haynesville and Fayetteville), where we produced oil, condensate, gas and natural gas liquids. Operated assets Operated assets include assets that are wholly owned and operated by BHP and assets that are owned as a joint venture and operated by BHP. References in this Annual Report to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset. Operational control approach A consolidation approach whereby a company accounts for 100 per cent of the greenhouse gas emissions over which it has operational control (a company is considered to have operational control over an operation if it or one of its subsidiaries has the full authority to introduce and implement its operating policies at the operation). It does not account for greenhouse gas emissions from operations in which it owns an interest but does not have operational control. Also see the definition for Equity share approach. Operational GHG emissions (including operational emissions) Our operational GHG emissions are the Scope 1 and Scope 2 GHG emissions from our operated assets. Operations Open-cut mines, underground mines and processing facilities. Other (with respect to water consumption volumes) This includes water volumes used for purposes such as potable water consumption and amenity facilities at our operated assets. Paris Agreement The Paris Agreement is an agreement between countries party to the United Nations Framework Convention on Climate Change (UNFCC) to strengthen efforts to combat climate change and adapt to its effects, with enhanced support to assist developing countries to do so. Aims of the Paris Agreement The central objective of the Paris Agreement is its long-term temperature goal to hold global average temperature increase to well below 2°C above pre-industrial levels and pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. Petroleum (asset group) A group of oil and gas assets formerly operated by BHP before its merger with Woodside in June 2022. Petroleum’s core production operations were located in the US Gulf of Mexico, Australia and Trinidad and Tobago. Petroleum produced crude oil and condensate, gas and natural gas liquids. PPA (power purchasing agreement) An agreement between a vendor and purchaser for the sale of electricity, which may be wholly or partially renewable or low-carbon emissions energy and either physically supplied directly to the purchaser or for supply from an electricity grid.

248 BHP Annual Report 2023 10 Glossary continued PPE (personal protective equipment) PPE means anything used or worn to minimise risk to a worker’s health and safety, including air supplied respiratory equipment. Residual mix The mix of energy generation resources and associated attributes such as greenhouse gas emissions in a defined geographic boundary left after contractual instruments have been claimed/retired/cancelled. The residual mix can provide an emission factor for companies without contractual instruments to use in a marketbased method calculation. A residual mix is currently unavailable to account for voluntary purchases and this may result in double counting between electricity consumers. SASB (Sustainability Accounting Standards Board) The Sustainability Accounting Standards Board is a non-profit organisation that develops standards focused on the financial impacts of sustainability. Scope 1 greenhouse gas emissions Scope 1 greenhouse gas emissions are direct emissions from operations that are owned or controlled by the reporting company. For BHP, these are primarily emissions from fuel consumed by haul trucks at our operated assets, as well as fugitive methane emissions from coal and petroleum production at our operated assets. Scope 2 greenhouse gas emissions Scope 2 greenhouse gas emissions are indirect emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations that are owned or controlled by the reporting company. BHP’s Scope 2 emissions have been calculated using the market-based method unless otherwise specified. Scope 3 greenhouse gas emissions Scope 3 greenhouse gas emissions are all other indirect emissions (not included in Scope 2) that occur in the reporting company’s value chain. For BHP, these are primarily emissions resulting from our customers using and processing the commodities we sell, as well as upstream emissions associated with the extraction, production and transportation of the goods, services, fuels and energy we purchase for use at our operations; emissions resulting from the transportation and distribution of our products; and operational emissions (on an equity basis) from our non-operated joint ventures. SEC (United States Securities and Exchange Commission) The US regulatory commission that aims to protect investors, maintain fair, orderly and efficient markets and facilitate capital formation. Senior manager An employee who has responsibility for planning, directing or controlling the activities of the entity or a strategically significant part of it. In the OFR, senior manager includes senior leaders and any persons who are directors of any subsidiary company even if they are not senior leaders. Shareplus BHP’s all-employee share purchase plan. Social investment Social investment is our voluntary contribution towards projects or donations with the primary purpose of contributing to the resilience of the communities where we operate and the environment, aligned with our broader business priorities. Surface water All water naturally open to the atmosphere, including rivers, lakes and creeks and external water dams but excluding water from oceans, seas and estuaries (e.g. precipitation and runoff, including snow and hail). Sustainability (including sustainable and sustainably) We describe our approach to sustainability and its governance in this Report, including OFR 6. Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects). Target (in respect of greenhouse gas emissions) An intended outcome in relation to which we have identified one or more pathways for delivery of that outcome, subject to certain assumptions or conditions. TCFD (Task Force on Climate-Related Financial Disclosures) The task force created by the Financial Stability Board to improve and increase reporting of climate-related financial information, which has released recommendations designed to help companies provide better information to investors and others about how they think about and assess climate-related risks and opportunities. Third-party water Water supplied by an entity external to the operational facility. Third-party water may contain water from three sources: surface water, groundwater and seawater. Tier 1 asset An asset that we believe is large, long life and low cost. TNFD (Taskforce on Nature-Related Financial Disclosures) The Taskforce on Nature-Related Financial Disclosures is a global, market-led initiative that aims to develop a risk management and disclosure framework for organisations to report and act on evolving nature-related dependencies, impacts, risks, and opportunities. TRIF (total recordable injury frequency) The sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) x 1,000,000 ÷ actual hours worked. Stated in units of per million hours worked. BHP adopts the US Government Occupational Safety and Health Administration guidelines for the recording and reporting of occupational injury and illnesses. TRIF statistics exclude non-operated assets. TSR (total shareholder return) Measures the return delivered to shareholders over a certain period through the movements in share price and dividends paid (which are assumed to be reinvested). It is the measure used to compare BHP’s performance to that of other relevant companies under the Long- Term Incentive Plan. Underlying attributable profit Profit/(loss) after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders as described in Financial Statements note 3 ‘Exceptional items’. For more information refer to OFR 10. Underlying EBIT Earnings before net finance costs, taxation expense, Discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit). For more information refer to OFR 10. Underlying EBITDA Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, Discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit). For more information refer to OFR 10. Unification The unification of BHP’s corporate structure under BHP Group Limited as effected on 31 January 2022. Unit costs One of the financial measures BHP uses to monitor the performance of individual assets. Unit costs are calculated as ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA excluding freight and other costs, depending on the nature of each asset. Western Australia Iron Ore, Queensland Coal and New South Wales Energy Coal unit costs exclude government royalties; Escondida unit costs exclude by-product credits. United Nations SDGs (Sustainable Development Goals) The Sustainable Development Goals, also known as the Global Goals, were adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that by 2030 all people enjoy peace and prosperity. WAF (Water Accounting Framework) A common mining and metals industry approach to water accounting in Australia. Water quality – Type 1 Water of high quality that would require minimal (if any) treatment to meet drinking water standards. This water is considered high-quality/high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021). Water quality – Type 2 Water of medium quality that would require moderate treatment to meet drinking water standards (it may have a high salinity threshold of no higher than 5,000 milligrams per litre total dissolved solids and other individual constituents). This water is considered highquality/ high-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021). Water quality – Type 3 Water of low quality that would require significant treatment to meet drinking water standards. It may have individual constituents with high values of total dissolved solids, elevated levels of metals or extreme levels of pH. This type of water also includes seawater. This water is considered low-quality/low-grade in the International Council on Mining and Metals (ICMM) ‘Good Practice’ Guide (2nd Edition) (2021). WRSA (Water Resource Situational Analysis) A Water Resource Situational Analysis is a holistic assessment of the water situation where an operated asset operates. The process is designed to describe the water challenges that partners and stakeholders share and the opportunities for collective action to address those challenges. The WRSA is prepared by a credible third party and draws on publicly available information and direct partner and stakeholder input. Within a defined area that includes the water resources that BHP interacts with. each WRSA includes assessment of: – the ongoing stability of the volume and quality of the water resources, taking into account interactions of all other parties and any related environmental, social or cultural values and climate change forecasts – the state of water infrastructure, water access, sanitation and hygiene of local communities – the environmental health of the water catchments that feed the water resources taking into account the extent of vegetation, runoff, and any conservation of the area – external water governance arrangements and their effectiveness

BHP Annual Report 2023 249 Corporate directory BHP Registered Offices Australia Level 18 171 Collins Street Melbourne VIC 3000 Telephone Australia: 1300 55 47 57 Telephone International: +61 3 9609 3333 Facsimile: +61 3 9609 3015 Group Company Secretary Stefanie Wilkinson BHP Corporate Centres United Kingdom Nova South, 160 Victoria Street London, SW1E 5LB, UK Telephone: +44 20 7802 4000 Facsimile: +44 20 7802 4111 Chile Cerro El Plomo 6000 Piso 15 Las Condes 7560623 Santiago Telephone: +56 2 2579 5000 Facsimile: +56 2 2207 6517 Commercial Office Singapore 10 Marina Boulevard, #18-01 Marina Bay Financial Centre, Tower 2 Singapore 018983 Telephone: +65 6421 6000 Facsimile: +65 6809 4000 Share Registrars and Transfer Offices Australia BHP Group Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford VIC 3067 Postal address – GPO Box 2975 Melbourne VIC 3001 Telephone: 1300 656 780 (within Australia) +61 3 9415 4020 (outside Australia) Facsimile: +61 3 9473 2460 Email enquiries: investorcentre.com/bhp United Kingdom BHP Group Limited Depositary Computershare Investor Services PLC The Pavilions, Bridgwater Road Bristol BS13 8AE Postal address (for general enquiries) The Pavilions, Bridgwater Road Bristol BS99 6ZZ Telephone: +44 344 472 7001 Facsimile: +44 370 703 6101 Email enquiries: webcorres@ computershare.co.uk South Africa BHP Group Limited Branch Register and Transfer Secretary Computershare Investor Services (Pty) Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa Postal address – Private Bag X9000 Saxonwold 2132 South Africa Telephone: +27 11 373 0033 Facsimile: +27 11 688 5217 Email enquiries: web.queries@ computershare.co.za Holders of shares dematerialised into Strate should contact their CSDP or stockbroker. New Zealand Computershare Investor Services Limited Level 2/159 Hurstmere Road Takapuna Auckland 0622 Postal address – Private Bag 92119 Auckland 1142 Telephone: +64 9 488 8777 United States Computershare Trust Company, N.A. 150 Royall Street Canton MA 02021 Postal address – PO Box 43078 Providence RI 02940-3078 Telephone: +1 888 404 6340 (toll free within US) Facsimile: +1 312 601 4331 ADR Depositary, Transfer Agent and Registrar Citibank Shareholder Services PO Box 43077 Providence RI 02940-3077 Telephone: +1 781 575 4555 (outside of US) +1 877 248 4237 (+1-877-CITIADR) (toll free within US) Facsimile: +1 201 324 3284 Email enquiries: citibank@ shareholders-online.com Website: citi.com/dr Printed in Australia by IVE on FSC® certified paper. IVE Environmental Management System is certified to ISO 14001. 100 per cent of the inks used are vegetable oil based. This document is printed on Hanno Silk and Sumo Offset, both papers containing fibre sourced from well-managed, responsible, FSC® certified forests. The pulp used in this product is bleached using an elemental chlorine free (ECF) process. How to access information on BHP You will always be able to access and read our Annual Report on our website at bhp.com, along with a range of other publications that BHP produces. You can make an election as to how you would like to receive certain documents (including Annual Reports, Notices of Meeting and Proxy/voting forms), including in physical or electronic form. To tell us your preference, go to https://www-au.computershare.com/Investor/#Home and follow the prompts. Read our reports at bhp.com Cover image: Western Australia Iron Ore Modern Slavery Statement 2023 Economic Contribution Report 2023

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9.7 American Depositary Receipts fees and charges 242
9.8 Government regulations 242
10 Glossary 244

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary